Form 10-K, Exhibit 13
period 1994-12-31
DOMINION RESOURCES INC /VA/
filed 1995-03-08
CIK 715957

Exhibit 13

CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                                             Percent
                                	              1994          1993      Change
Operating results (millions)
 Operating revenues and income	                  $4,491.1      $ 4,433.9        1.3
 Operating income	                           1,038.2        1,127.3       (7.9)
 Net income                                          478.2          516.6       (7.4)

Data per common share
 Earnings	                                     $2.81          $3.12       (9.9)
 Dividends paid	                                      2.55           2.48       (2.8)
 Market value (year-end)	                     36.00          45.38      (20.7)
 Book value (year-end)	                             26.60          26.38

Financial position at December 31
  Assets (millions)	                         $13,562.2      $13,349.5
  Capitalization (millions)	                   9,787.5        9,474.9
  Capitalization ratios(1):
    Long-term debt and capital lease obligations        45%            44%
    Preferred stock	                                 8%             9%
    Common equity                                       47%            47%

Other statistics
  Return on average common equity	              10.6%          12.2%
  Market to book value (year-end)	             135.3%         172.0%
  Common stock price range	                453/8-347/8   491/2-381/4
  Common shares outstanding--average (thousands)    170,316	  165,697
  Common shares outstanding--at year-end
   (thousands)	                                    172,408	  168,123
  Number of registered common shareholders
   (year-end)	                                    235,062	  223,668
  Number of employees	10,789	12,057

(1) Excludes nonrecourse-nonutility financings and short-term debt.

SELECTED CONSOLIDATED FINANCIAL DATA

                                                    1994          1993          1992          1991          1990          1989
(MILLIONS, EXCEPT PER SHARE AMOUNTS
AND PERCENTAGES)
Revenues and other income	                 $ 4,491.1     $ 4,433.9     $ 3,791.1     $ 3,785.7     $ 3,532.5     $ 3,661.7
Income before cumulative effect of
  a change in accounting principle               $   478.2     $   516.6     $   428.9     $   459.9  	 $   445.7     $   410.7
Cumulative effect on prior years of
 changing the method of accounting
 for income taxes	                                                          15.6
Net income	                                 $   478.2     $   516.6     $   444.5     $   459.9	 $   445.7     $   410.7
Total assets	                                 $13,562.2     $13,349.5     $12,615.1     $11,201.4     $10,990.9     $11,033.5
Long-term debt and preferred stock
 subject to mandatory redemption                 $ 4,934.2     $ 4,976.7     $ 4,667.4     $ 4,668.2     $ 4,697.3     $ 4,865.5
Common stock data:
Earnings per share before cumulative effect
 of a change in accounting principle             $    2.81     $    3.12     $    2.66     $    2.94     $    2.92     $    2.76
Cumulative effect on prior years of changing
 the method of accounting for income taxes	                                   .10
Earnings per share	                         $    2.81     $    3.12     $    2.76     $    2.94     $    2.92     $    2.76
Dividends paid per share	                 $    2.55     $    2.48     $    2.40     $    2.32     $    2.23     $    2.15
Market value per share at year-end	             36.00	   45.38	 39.50	       38.00         31.25         31.67
Book value per share at year-end                     26.60	   26.38	 25.21         24.41         23.41         22.67
Return on equity--average	                     10.6%	   12.2%	 11.2%         12.4%         12.6%         12.5%
Payout ratio	                                     90.7%         79.5%         87.0%         78.9%         76.4%         77.9%
Price/earnings ratio at year-end	             12.8	   14.5	         14.3          12.9          10.7	   11.5
Outstanding shares of common stock
        --average     	                             170.3	   165.7	 161.1        156.5	     152.5         148.8
        --actual (year-end)	                     172.4	   168.1	 163.8	      158.8	     154.8         150.9
Capitalization:*
  Long-term debt	                         $ 4,384.1     $ 4,219.5     $ 4,111.8    $ 4,025.6	 $ 4,105.2     $ 4,260.7
  Preferred stock	                             816.1	   819.5	 845.6	      761.7	     775.9         807.5
  Common equity	                                   4,586.1       4,435.9       4,131.3      3,877.8	   3,623.9       3,420.7
Total capitalization	                         $ 9,786.3     $ 9,474.9     $ 9,088.7    $ 8,665.1	 $ 8,505.0     $ 8,488.9
*Capitalization excludes:
  Nonrecourse-nonutility financing	         $   727.1     $   726.8     $   593.4    $   545.7	 $   494.8     $   442.3
  Short-term debt	                         $   146.0     $   262.8     $   125.2    $   154.0	 $   142.4     $   119.1
Property, plant and equipment:
  Electric utility	                         $13,896.6     $13,376.1     $12,930.6	  $12,397.7      $11,822.4     $11,184.5
  Nuclear fuel	                                     817.2         814.1	 754.6	      766.4	     732.9	   684.6
  Gas	                                                                                                                   181.4
  Other	                                             701.6         724.5	 451.4	      213.4   	     108.8	    86.6
    Total	                                  15,415.4      14,914.7      14,136.6	   13,377.5	  12,664.1	12,137.1
Less accumulated depreciation,
 depletion and amortization	                   5,170.0	4,802.1	       4,459.5	    4,110.5	   3,725.5	 3,415.0
Net property, plant and equipment	         $10,245.4    $10,112.6	     $ 9,677.1	  $ 9,267.0	 $ 8,938.6     $ 8,722.1
CWIP included in property,
 plant and equipment	                         $   828.2    $   913.1      $   840.9    $   736.1      $   691.7     $   752.5

CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31,	              1994         1993         1992
(MILLIONS, EXCEPT PER SHARE AMOUNTS)
Operating revenues and income:
  Electric utility                                $4,170.8     $4,187.3     $3,679.6
  Nonutility                                         320.3        246.6        111.5
  Total operating revenues and income	           4,491.1      4,433.9      3,791.1
Operating expenses:
  Fuel, net                                          973.0        959.5        917.9
  Purchased power capacity, net	                     669.4        646.1        348.8
  Other operation	                             739.6        647.8        526.4
  Maintenance	                                     263.2        279.5        280.6
  Depreciation, depletion and amortization	     533.1        509.5        450.2
  Other taxes	                                     274.6        264.2        238.0
  Total operating expenses	                   3,452.9      3,306.6      2,761.9
Operating income	                           1,038.2      1,127.3      1,029.2
Other income	                                      13.5         15.1         22.7
Income before fixed charges and
 federal income taxes                              1,051.7      1,142.4      1,051.9
Fixed charges:
  Interest charges, net	                             360.3        373.5        373.7
  Preferred dividends of Virginia Power	              42.2         42.1         45.7
  Total fixed charges	                             402.5        415.6        419.4
Income before provision for federal income taxes     649.2        726.8        632.5
  Provision for federal income taxes                 171.0        210.2        203.6
Income before cumulative effect of a change
 in accounting principle	                     478.2        516.6        428.9
  Cumulative effect on prior years of changing
   the method of accounting for income taxes                                    15.6
Net income	                                  $  478.2     $  516.6     $  444.5
Retained earnings, January 1	                   1,417.8      1,319.1      1,267.7
Common dividends and other deductions:
  Dividends	                                    (434.7)      (411.2)      (386.9)
  Other deductions	                              (6.1)        (6.7)        (6.2)
Retained earnings, December 31	                  $1,455.2     $1,417.8     $1,319.1
Average common shares outstanding	             170.3        165.7        161.1
Earnings per share before cumulative
 effect of a change in accounting principle	  $   2.81     $   3.12     $   2.66
  Cumulative effect on prior years of
   changing the method of accounting
   for income taxes	                                                         .10
Earnings per common share	                  $  2.81      $   3.12     $   2.76
Dividends paid per common share	                  $  2.55      $   2.48     $   2.40

The accompanying notes are an integral part of the Consolidated Financial Statements.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS:
(Unaudited)


OVERVIEW

Dominion Resources achieved earnings of $478.2 million in 1994, or $2.81 per average common share, compared with earnings of $516.6 million in 1993, or $3.12 per share. Virginia Power contributed $2.38 per share in 1994, down 44 cents from $2.82 per share in 1993. Dominion Resources' non-utility businesses contributed 43 cents per share in 1994, up 13 cents from 30 cents per share in 1993.


EPS

                         1994   Change      1993  Change     1992
Virginia Power  	$2.38	(15.6)%	   $2.82     7.2%   $2.63
Nonutility	        $0.43	 43.3%	   $0.30   130.8%   $0.13
Consolidated    	$2.81	 (9.9)%    $3.12    13.0%   $2.76

NET INCOME

                         1994   Change      1993  Change     1992
(millions)
Net income	       $478.2    (7.4)%   $516.6    16.2%  $444.5
Avg. shares	        170.3     2.8%     165.7     2.9%   161.1
Return on equity        10.6%              12.2%            11.2%

The 1994 results were affected by a number of factors described below:

VIRGINIA POWER:

EARNINGS IMPACTS INCLUDED:

- --decrease in base revenues;
- --decrease in kilowatt-hour (kwh) sales from residential customers; and
- --increase in other operating expenses attributable to a workforce reduction cost, which reduced earnings by 16 cents per share (see Note N).

   These negative earnings impacts were somewhat offset by the reduction in interest charges and the utility's continued commitment to controlling costs wherever possible without impacting the safety, adequacy and reliability of its electric service.

NONUTILITY BUSINESSES:

EARNINGS IMPACTS INCLUDED:

- --increase in income from Dominion Energy attributable to the sale of the Black Warrior Trust units, which increased earnings by 17 cents per share in the second quarter of 1994.

   This was partially offset by the lower revenues from the Vidalia hydroelectric plant when compared with extraordinary water flows experienced in 1993.

VIRGINIA POWER

VIRGINIA POWER'S OPERATING RESULTS

Virginia Power in 1994 recognized a net cost of $41.6 million associated with voluntary separation and early retirement packages accepted by about 1,400 employees (see Note N). In addition, lower base revenues when compared with 1993 contributed to a decrease in the balance for common in 1994.

   Virginia Power's balance for common increased by $43.1 million in 1993 primarily because of warmer than normal weather as compared to more moderate weather in 1992.

                              1994   Change       1993    Change       1992
(millions)
Revenues                  $4,170.8   (0.4)%   $4,187.3     13.8%   $3,679.6
Operating expenses         3,216.4     3.1%    3,120.4     15.8%    2,695.8
Balance for common           404.9  (13.3)%      466.9     10.2%      423.8

VIRGINIA POWER'S OPERATING REVENUES

Revenues decreased in 1994 primarily because of lower base revenues for Virginia jurisdictional and County and Municipal customers. In February 1994, Virgina Power received a final order from the Virginia Commission in its 1992 base rate case that lowered the allowed return on equity to 11.4%.

   In 1993 Virginia Power's revenues increased primarily due to increases in kilowatt-hour sales and in base revenues. Unit sales increased primarily due to warmer summer weather in 1993. Operating revenues also rose because of an increase of 47.3% in sales to wholesale customers, primarily due to the sale of firm capacity and associated energy to Old Dominion Electric Cooperative (ODEC).

OPERATING REVENUES:

                                  Increase (decrease)
                                    from prior year
                                    1994         1993
(millions)
Operating revenues:
   Kwh sales                      $ 22.5       $333.5
   Change in base revenues         (35.0)       230.7
   Fuel cost recovery               (7.9)       (55.2)
   Other                             3.9         (1.3)
Total                             $(16.5)      $507.7


During 1994, Virginia Power had 46,741 new connections to its system compared to 43,014 in 1993. This growth in the service area results in an overall increase in kilowatt-hour sales. However, sales decreased in the large, weather-sensitive residential segment.

KILOWATT-HOUR SALES

                         1994   Change       1993   Change       1992
(millions)
Residential            21,621    (1.0)%    21,846     9.3%     19,984
Commercial             18,665     0.8%     18,526     4.7%     17,693
Industrial             10,371     5.4%      9,840     4.5%      9,419
Other                   7,950    (0.3)%     7,971     5.3%      7,569
   Total retail	       58,607     0.7%     58,183     6.4%     54,665
Wholesale               7,134     4.1%      6,853    47.3%      4,652
   Total sales         65,741     1.1%     65,036     9.6%     59,317

The increase in kilowatt-hour sales in 1994 as compared to 1993 reflects the extreme weather experienced in January 1994, partially offset by lower sales during the second half of 1994 because of milder weather. The number of actual cooling degree days in 1994 was 5.7% above the normal number of cooling degree days, and the number of actual heating degree days was 3.8% below the number of normal heating degree days.

   The increase in kilowatt-hour sales in 1993 compared to 1992 reflects the warmer than normal summer weather in 1993 compared to the moderate weather in 1992. The number of actual cooling degree days in 1993 was 10% above the number of normal cooling degree days, and the number of actual heating degree days was 1.2% above the number of normal heating degree days.

   The increase in sales to wholesale customers in 1993 compared to 1992 was primarily attributable to the sale of firm capacity and associated energy to ODEC. Under the terms of the agreement signed November 26, 1991, Virginia Power is committed to sell up to 300Mw of capacity to ODEC through the commercial operation date of Clover Power Station.

VIRGINIA POWER'S OPERATING EXPENSES
(excluding federal income taxes)

                                  1994   Change      1993    Change      1992
(millions)
Fuel, net                     $  973.0     1.4%  $  959.5      4.5%  $  917.9
Purchased power capacity, net    669.4     3.6%     646.1     85.2%     348.8
Other operation                  577.4     9.8%     525.7     10.0%     477.7
Maintenance                      263.2    (5.8)%    279.5     (0.4)%    280.6
Depreciation/amortization        480.7     3.8%     462.9      5.8%     437.6
Taxes, other than income         252.7     2.4%     246.7      5.8%     233.2
  Total                       $3,216.4     3.1%  $3,120.4     15.8%  $2,695.8

   Other operation and maintenance expenses in 1994 actually decreased 7by approximately 1%, excluding $41.6 million related to costs associated with the early retirement and voluntary separation programs offered by the company in 1994 (see Note N).

   Total fuel and purchased power expenses in 1993 increased compared to 1992 as a result of higher sales in 1993 and a decrease in nuclear generation because of scheduled outages in 1993. The increased sales, the reduced generation from the nuclear units, and the increased use of purchased power resulted in higher overall fuel costs.

   Purchased power capacity expenses in 1993 increased compared to 1992 primarily due to the recovery of expenses deferred in 1992. Virginia Power implemented deferral accounting for certain capacity expenses in 1992.

   Other operation expenses increased in 1993 because of the implementation of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which increased expenses associated with the accrual of other postretirement benefits.

NONUTILITY

NONUTILITY OPERATING RESULTS

The nonutility companies increased net income in 1994 by 47.7% because of Dominion Energy's sale of the Black Warrior Trust units. The sale of the units, which hold royalty interests in proven, developed natural gas properties, provided a net gain of $28.9 million in the second quarter of 1994.

   Earnings in 1993 for nonutility operations increased from 1992 because of higher revenues from Dominion Capital's Vidalia hydroelectric plant created by higher water flow and increased income from Dominion Energy's natural gas operations.

                        1994     Change       1993     Change       1992
(millions)
Revenues              $320.3      29.9%     $246.6     121.2%     $111.5
Operating expenses     233.4      28.7%      181.4      63.4%      111.0
Net income              73.4      47.7%       49.7     140.1%       20.7


NONUTILITY OPERATING REVENUES

The 1994 revenue increase was attributable to the sale of the Black Warrior Trust units, partially offset by lower revenues from the Vidalia hydroelectric plant when compared with extraordinary water flows experienced in 1993.

   The 1993 revenue increase came from greater production of natural gas. Annual production in 1993 rose to 33.7 billion cubic feet (BCFE) compared to 9.2 BCFE in 1992. Revenues from Vidalia increased over 1992 revenue levels primarily because of higher water flows.

NONUTILITY OPERATING EXPENSES

The increase in 1994 operating expenses was consistent with revenue increases.

   The 1993 operating expenses of the nonutility companies increased with the addition of the Cerros Colorados hydroelectric power station in Argentina and the higher production at oil and gas businesses.

CONSOLIDATED NON-OPERATING ITEMS

INCOME TAXES

Income taxes decreased in 1994 compared to 1993 primarily because of decreased pre-tax book income from the utility. This was partially offset by a tax increase from the nonutility companies because of the sale of the Black Warrior Trust units. The nonutility companies recorded tax credits of $36.6 million in 1994. They were primarily generated from investments in low- income housing projects and natural gas production activities.

   Income taxes increased in 1993 because of an increase in pre-tax book income and an increase in the federal income tax rate from 34% to 35%. The nonutility companies recorded tax credits of $36.1 million in 1993.

INTEREST CHARGES

Interest charges decreased in 1994 as a result of the utility's reduction of $10.6 million in the interest accrued for prior years on certain tax obligations, and the utility's refinancing activities in current and prior years.

FUTURE ISSUES

UTILITY ISSUES

REGULATORY POLICY: Regulatory policy continues to be of fundamental importance to Virginia Power. Recently and in the near-term future, the cost of purchased capacity constitutes the largest category of increased costs requiring rate relief. The Virginia Commission has authorized rates providing for the current recovery of the ongoing levels of capacity payments. Moreover, the Commission has established and reaffirmed deferral accounting that is intended to ensure dollar for dollar recovery of reasonably incurred capacity costs.

   COMPETITION: Virginia Power will continue to be affected by the developing competitive market in wholesale power. Under the Energy Policy Act of 1992, any participant in the wholesale market can obtain a FERC order to provide transmission services, under certain conditions.

   FERC has completed an industrywide formal inquiry aimed at reforming the pricing of transmission services. Virginia Power was an active participant in that inquiry. FERC is also encouraging the development of regional transmission groups (RTGs) in which transmission-owning utilities and transmission users would jointly plan facilities and administer the provision of transmission services. It is too early to determine what effects reformed transmission pricing and the development of RTGs could have on the company.

   At present, competition for retail customers is limited. It arises primarily from the ability of certain business customers to relocate among utility service territories, to substitute other energy sources for electric power and to generate their own electricity. The Energy Policy Act bans federal orders of transmission service to ultimate customers. Broader retail competition that would allow customers to choose among electric suppliers has been the subject of intense debate in federal and state forums. If such competition were to develop, it would have the potential to shift costs among customer classes and to create significant transitional costs. Certain state actions that affect retail competition may be preempted by federal law.

   Potential competition also exists for Virginia Power's sales to its cooperative and municipal customers. However, nearly all of this service is under contracts with multi-year notice provisions. To date, Virginia Power has not experienced any material loss of load, revenues or net income due to competition for its customers. The utility believes it has a strong capability to meet future competition.

   In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the company's financial statements reflect assets and costs based on current cost-based ratemaking regulations. Continued accounting under SFAS No. 71 requires that the following criteria be met:

   a) A utility's rates for regulated services provided to its customers are established by, or are subject to approval by, an independent third-party regulator;

   b) The regulated rates are designed to recover specific costs of providing the regulated services or products; and

   c) In view of the demand for the regulated services and the level of competition, direct and indirect, it is reasonable to assume that rates set at levels that will recover a utility's costs can be charged to and collected from customers. This criterion requires consideration of anticipated changes in levels of demand or competition during the recovery period for any capitalized costs.

   A utility's operations or portion of operations can cease to meet these criteria for various reasons, including a change in the method of regulation or a change in the competitive environment for regulated services. A utility whose operations or portion of operations cease to meet these criteria should discontinue application of SFAS No. 71 and write off any regulatory assets and liabilities for those operations that no longer meet the requirements of SFAS No. 71. The company's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the company's results of operations and financial position may result.

   ENVIRONMENTAL MATTERS: Virginia Power is subject to rising costs resulting from a steadily increasing number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of remediation, containment and monitoring obligations of Virginia Power. These costs have been historically recovered through the ratemaking process; however, should material costs be incurred and not recovered through rates, Virginia Power's results of operations and financial condition could be adversely impacted.

   Virginia Power incurred expenses of $67.3 million, $72.2 million and $65.2 million (including depreciation) during 1994, 1993 and 1992, respectively, for environmental protection facilities and expects these expenses to be approximately $64.3 million in 1995. In addition, capital expenditures to limit or monitor hazardous substances were $4 million, $3.6 million and $6.6 million for 1994, 1993 and 1992, respectively. The amount estimated for 1995 for these expenditures is $33.1 million.

   The Clean Air Act, as amended in 1990, requires Virginia Power to reduce its emissions of sulfur dioxide and nitrogen oxides. Beginning in 1995, the sulfur dioxide reduction program is based on the issuance of a limited number of sulfur dioxide emission allowances, each of which may be used as a permit to emit one ton of sulfur dioxide into the atmosphere or may be sold to someone else. The program is administered by the Environmental Protection Agency (EPA). Virginia Power is assessing the economic reasonableness of constructing two additional scrubbers at its Mt. Storm Power Station or acquiring allowances as a means of maintaining compliance with the Air Act's standards.

   The Virginia Water Control Board adopted water quality standards for toxic pollutants pursuant to the Clean Water Act. The standards became effective April 20, 1992 and will be applicable to Virginia Power as Virginia Pollution Discharge Elimination System Permits are reissued. Virginia Power is studying the potential impact of the standards and cannot presently determine whether or to what extent changes to facilities or operating procedures might ultimately be required, but incremental compliance costs could be significant.

   Permits under the Clean Water Act and state laws have been issued for all of Virginia Power's steam generating stations now in operation. Such permits are subject to reissuance and continuing review.

   ELECTROMAGNETIC FIELDS: The possibility that exposure to electromagnetic fields (EMFs) emanating from power lines, household appliances and other electric sources may result in adverse health effects has been a subject of increased public, governmental and media attention. A considerable amount of scientific research has been conducted on this topic without definitive results. Research is continuing to resolve scientific uncertainties. It is too soon to tell what, if any, impact EMFs may have on the company's financial condition.

   NUCLEAR OPERATIONS: Three refueling outages are currently scheduled for 1995. The North Anna Unit 2 outage will include steam generator replacement. The Surry Unit 2 outage will include a ten-year in-service inspection, while Surry Unit 1 will have a normal refueling. Refueling outages typically occur every 18 months and last for approximately 60 days. Virginia Power's goal is to reduce refueling outages from an average of 60 days to 48 days. When nuclear units are refueled, Virginia Power replaces the nuclear-generated power with other more expensive sources. A reduction in the length of an outage should result in increased availability of low-cost nuclear generation, thereby lowering expenses.

   Stress corrosion cracking has occurred in steam generators of a certain design, including those at the Surry and North Anna Power Stations. The steam generators at Surry Units 1 and 2 were replaced in 1981 and 1979, respectively. The replacement of the steam generators at North Anna Unit 1 was completed in 1993 at a cost of $106 million. Replacement of the North Anna Unit 2 steam generators is scheduled for 1995 at a total estimated company cost of $110 million. Costs associated with the steam generator replacements at North Anna Unit 1 and Unit 2 are expected to be recovered through rates.

   The Nuclear Regulatory Commission has proposed revisions to the nuclear power plant license renewal rules issued in 1991. Virginia Power intends to work with industry groups on life extension programs and to comment on the proposed rulemaking.

   CONSERVATION AND LOAD MANAGEMENT: The company is committed to integrated resource planning by using effective combinations of demand-side and supply-side options to meet customer needs. Demand-side programs are selected annually at Virginia Power. The process is designed to ensure selection of the most cost-effective demand-side packages.

NONUTILITY ISSUES

INDEPENDENT POWER: The major emphasis in expanding Dominion Energy's core independent power business is international. With investments in Belize and Argentina and growing interest elsewhere, the trends and risks will have a foreign focus. Risks include currency fluctuations, developments in national markets, and governmental actions. Dominion Energy does not consider such risks to be an impediment to operations abroad. It is managing these risks by limiting its investments to stable developing countries, by investing when there is an appropriate balance of risk and reward, and by avoiding over-commitment to one country or region. In the United States, the continuing industry trend toward deregulation will offer opportunities to acquire existing assets. With overall demand for electricity projected to be relatively flat, however, opportunities to build new capacity will be very limited.

   NATURAL GAS: Natural gas operations are now making a significant contribution to Dominion Energy's earnings and are expected to continue to do so. Since Dominion Energy has acquired and developed primarily proven and/or producing reserves, the trend of financial performance will depend largely on the market price of natural gas. The market price of any commodity is influenced by many factors outside of the control of Dominion Energy. However, because of the advantageous cost basis of Dominion Energy's reserves and the related tax credits, the natural gas operations are profitable at today's market prices. Since the majority of the reserves have associated tax credits based on production, future profitability could be impacted adversely by federal legislation that would eliminate the tax credit before its current expiration in 2002. Management believes that such action is remote.

   REAL ESTATE INVESTMENTS: Dominion Capital's investments in real estate have historically been a relatively minor part of the nonutility business. Within real estate in general are two very distinct segments: residential land development and commercial real estate investments and services.

   Residential property development primarily targets the middle- to upper-price market. The critical risk to financial performance in this market is the regional economy, which affects both market price and the rate at which the market absorbs the developed product.

   Commercial real estate investments are primarily income-producing properties. With investments concentrated in the retail and office sectors of eastern Virginia, financial performance will be most directly impacted by the growth of that regional economy. Dominion Capital's investments in commercial real estate and in a commercial real estate service and brokerage firm provide a balancing of risks and returns over the entire commercial real estate cycle.

CORPORATE ISSUES

A dispute over corporate governance issues between Dominion Resources and Virginia Power arose in 1994. In connection with that dispute, the Virginia Commission commenced proceedings investigating these and related issues. A description of the Virginia Commission proceedings is included in Note O to the Consolidated Financial Statements. A Settlement Agreement was entered into by the two companies and their respective boards with respect to these matters in August 1994. The Settlement Agreement is also described in Note O.

   During the 1995 session of the Virginia General Assembly, the Virginia Commission caused legislation to be introduced that addressed the Commission's authority to intervene in disputes involving public utilities owned by separate holding companies. That legislation was opposed by Dominion Resources. On February 20, 1995, the proposed legislation was withdrawn and Dominion Resources, Virginia Power and the Virginia Commission Staff consented to an order that is included in Dominion Resources' Current Report on Form 8-K of February 21, 1995. Under this order which will be effective until July 2, 1996, Dominion Resources must obtain the Commission's approval before taking steps such as removing Virginia Power's board members or officers or changing Virginia Power's articles of incorporation or by-laws. Although the order imposes for the next fifteen months significant restrictions on the ability of Dominion Resources to select the board and management of its subsidiary, Dominion Resources and Virginia Power agreed to the order in the interest of enhancing relations with the Virginia Commission and achieving the purposes of the Settlement Agreement.

   Disagreements between the companies have arisen from time to time since the Settlement Agreement was executed. On February 28, 1995, upon recommendation of a Joint Committee created under the Settlement Agreement, the boards of Dominion Resources and Virginia Power took further action to enhance cooperation between the two companies and their relationship with the Virginia Commission. Among other things, the boards expanded the authority of the Joint Committee to act for the boards on issues presented to it by the chief executives of the companies. Each board directed corporate officials and employees of its company to cooperate fully with the Joint Committee in resolution of issues acted on by the committee and to support actions taken by the committee. In connection with these initiatives, the chief executive officers of both companies made known their intentions to retire in July 1996 and the boards directed the development of executive succession plans for each company. Also, the Dominion Resources board received the resignations of directors Bruce C. Gottwald and John W. Snow and the Virginia Power board received the resignations of directors William W. Berry and Frank S. Royal, and both boards voted to reduce their size by two members.

   At this time, Dominion Resources is unable to predict the ultimate resolution of these matters or their effect on the company.


Consolidated Balance Sheets

ASSETS
AT DECEMBER 31,                                       1994        1993
(millions)
Current assets:
  Cash and cash equivalents                      $   146.7   $   102.0
  Trading securities                                 110.8
  Marketable securities                                          149.5
  Customer accounts receivable, net                  202.7       202.9
  Other accounts receivable                           83.2        62.0
  Accrued unbilled revenues                           97.4       105.7
  Materials and supplies at
   average cost or less:
    Plant and general                                186.6       182.1
    Fossil fuel                                      122.9       121.0
  Other                                              136.2       123.9
                                                   1,086.5     1,049.1

Investments:
  Investments in affiliates                          282.8       280.9
  Available-for-sale-securities                      286.5
  Marketable securities (cost $287.8)                            287.4
  Nuclear decommissioning trust funds                260.9       226.4
  Investments in real estate                         107.5       117.8
  Other                                              222.4       176.8
                                                   1,160.1     1,089.3

Property, plant and equipment:
(includes plant under construction
 of $828.2 [1993-$913.1])                         15,415.4    14,914.7
  Less accumulated depreciation,
   depletion and amortization                      5,170.0     4,802.1
                                                  10,245.4    10,112.6

Deferred charges and other assets:
  Regulatory assets                                  871.0       930.5
  Other                                              199.2       168.0
                                                   1,070.2     1,098.5

Total assets                                     $13,562.2   $13,349.5

The accompanying notes are an integral part of the Consolidated Financial Statements.


LIABILITIES AND SHAREHOLDERS' EQUITY
AT DECEMBER 31,                                       1994        1993
(millions)
Current liabilities:
  Securities due within one year                 $   399.1   $   195.0
  Short-term debt                                    146.0       262.8
  Accounts payable, trade                            343.5       314.9
  Accrued interest                                   106.3       112.0
  Accrued taxes	                                                  15.8
  Accrued payrolls	                              59.5        68.3
  Customer deposits                                   55.0        53.9
  Provision for rate refunds                          12.2       101.7
  Other                                              115.8        81.9
                                                   1,237.4     1,206.3

Long-term debt:
  Utility                                          3,910.4     3,899.9
  Nonrecourse-nonutility                             640.2       700.6
  Other                                              160.0       150.0
                                                   4,710.6     4,750.5

Deferred credits and other liabilities:
  Deferred income taxes                            1,613.6     1,586.7
  Investment tax credits                             289.2       306.3
  Deferred fuel expenses                              51.5        54.1
  Other                                              257.7       191.7
                                                   2,212.0     2,138.8
Total liabilities	                           8,160.0     8,095.6
Commitments and contingencies
Preferred stock:
  Virginia Power stock subject to
   mandatory redemption                              222.1       224.0
  Virginia Power stock not subject to
   mandatory redemption                              594.0       594.0
Common shareholders' equity:
  Common stock--no par,
   authorized 300,000,000 shares,
   outstanding--172,405,049 shares
   at 1994 and 168,122,687 shares at 1993          3,157.6     2,991.0
  Retained earnings                                1,455.2     1,417.8
  Allowance on available-for-sale securities         (47.8)       (0.6)
  Other paid-in capital                               21.1        27.7
                                                   4,586.1     4,435.9
Total liabilities and shareholders' equity       $13,562.2   $13,349.5


Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31,                             1994         1993         1992
(millions)
Cash flows from (to) operating activities:
  Net income                                             $  478.2    $   516.6    $   444.5
  Adjustments to reconcile net income to net cash:
    Cumulative effect of change in method of
     accounting for income taxes                                                      (15.6)
    Depreciation, depletion and amortization                610.7        593.9        560.0
    Deferred income taxes                                    68.2         34.7        137.1
    Investment tax credits, net                             (17.1)       (19.2)       (19.4)
    Allowance for other funds used during construction       (6.4)        (5.1)        (4.8)
    Deferred fuel expenses                                   (2.6)       (36.1)        45.2
    Deferred capacity expenses                               26.5         72.8       (102.7)
    Non-cash return on terminated construction
     project costs--pre-tax                                 (10.3)       (11.9)       (13.7)
    Gain on sale of trust units	                            (49.0)
    Changes in current assets and liabilities:
      Accounts receivable                                    19.1        (56.6)       (35.7)
      Accrued unbilled revenues                              11.9         (6.3)         2.8
      Materials and supplies                                 (6.5)        27.4        (33.8)
      Accounts payable, trade                                32.6         26.5         79.2
      Accrued interest and taxes                            (46.5)        31.1        (32.9)
    Provision for rate refunds                              (89.5)       (87.6)       161.9
    Other changes                                           (27.5)        16.8          9.7
Net cash flows from operating activities                    991.8      1,097.0      1,181.8
Cash flows from (to) financing activities:
  Issuance of common stock                                  186.7        196.6        192.6
  Issuance of preferred stock                                            150.0        240.0
  Issuance of long-term debt:
    Utility                                                 464.0      1,035.0      1,241.0
    Nonrecourse-nonutility                                   18.7        288.4         72.9
  Issuance (repayment) of short-term debt                  (117.0)       133.4        (43.5)
  Repayment of long-term debt and preferred stock          (349.6)    (1,241.6)    (1,347.4)
  Common dividend payments                                 (434.7)      (411.2)      (386.9)
  Other                                                      (8.0)        (8.8)       (55.3)
Net cash flows from (to) financing activities              (239.9)       141.8        (86.6)
Cash flows from (used in) investing activities:
  Capital expenditures (excluding AFC-equity funds)        (660.9)      (712.8)      (716.5)
  Acquisition of natural gas and
   independent power properties                             (60.4)      (316.8)      (222.6)
  Sale of accounts receivable, net                          (40.0)
  Sale of trust units                                       128.4
  Other investments                                         (74.3)      (189.6)      (136.0)
Net cash flows used in investing activities                (707.2)    (1,219.2)    (1,075.1)
Increase in cash and cash equivalents                    $   44.7    $    19.6    $    20.1
Cash and cash equivalents at beginning of the year          102.0         82.4         62.3
Cash and cash equivalents at end of the year             $  146.7    $   102.0    $    82.4

The accompanying notes are an integral part of the Consolidated Financial Statements.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF CASH FLOWS AND FINANCIAL CONDITION:
(Unaudited)
CONSOLIDATED
FINANCING ACTIVITY

Each of Dominion Resources subsidiaries--Virginia Power, Dominion Capital and Dominion Energy--obtains capital primarily through cash from operations, financings and equity contributed by the parent. The utility and nonutility companies obtain financing based on their individual credit ratings and ability to repay the debt. In no way are the other companies contingently liable for each other's indebtedness.

COMMERCIAL PAPER

To finance working capital for operations, proceeds from the sale of Dominion Resources commercial paper in regional and national markets are made available to its subsidiaries under the terms of intercompany credit agreements. To support these borrowings, Dominion Resources had available bank lines of credit totaling $430.8 million at the end of 1994. Amounts borrowed by the subsidiaries are repaid to Dominion Resources through cash flows from operations and through proceeds from permanent financings. Virginia Power had no amount outstanding under its commercial paper program at December 31, 1994.

COMMON EQUITY

Dominion Resources made no underwritten public offerings of common stock in 1994 but did raise capital from sales of common stock through an Automatic Dividend Reinvestment and Stock Purchase Plan, a Customer Stock Purchase Plan, and an Employee Savings Plan. Dominion Resources will continue to raise capital through these plans in 1995. Proceeds from these plans were (in millions): 1994-$166; 1993-$196.6 and 1992-$192.6. Reflected in the 1994 amount of proceeds from these plans was the repurchase of 566,000 shares of common stock for an aggregate price of $20.7 million. Dominion Resources is authorized to repurchase up to 5 million shares of its common stock.

VIRGINIA POWER
LIQUIDITY AND CAPITAL RESOURCES

Liquidity is important to Virginia Power because of the capital intensive nature of its business, which requires large investments in long-lived assets.

   Cash from operations has accounted for, on average, 74 percent of the company's cash requirements during the past three years. Virginia Power's major external sources of financing during 1994 were the issuances of $325 million of First and Refunding Mortgage Bonds, $100 million of unsecured medium term notes with annual interest rates ranging from 6.15% to 7.27%, and $75 million from common stock issued to Dominion Resources. The proceeds from these financings were used for redemptions of $119 million of higher-cost debt and payment of a portion of Virginia Power's capital requirements. During the year, Virginia Power retired $166.5 million of securities through mandatory debt maturities and sinking fund requirements.

SOURCES AND USES OF CASH
1994 1993 1992
(millions)
Sources of cash:
Cash from operations	            $1,018.3       $1,022.9        $1,175.0
Common stock	                        75.0           50.0            75.0
Preferred stock	                                      150.0           240.0
Long-term debt	                       464.0        1,035.0         1,241.0
Other	                                 6.9           76.2
                                    $1,564.2       $2,334.1        $2,731.0
Uses of cash:
Utility plant	                    $  580.9       $  644.9        $  662.2
Nuclear fuel	                        80.0           67.9            54.3
Repayment of long-term debt
 and preferred stock                   334.3        1,072.1         1,347.5
Dividends	                       438.2          421.1           416.1
Nuclear decommissioning
 contributions                          24.5           24.4            24.3
Other	                               106.3          103.7           226.6
                                    $1,564.2       $2,334.1        $2,731.0

   In addition, Virginia Power repurchased $9.8 million of its securities. These transactions, among other factors, had the effect of lowering Virginia Power's embedded cost of debt from 7.67 percent to 7.65 percent in 1994.

   In 1994, Virginia Power issued $39 million of variable and fixed-rate Pollution Control securities to refinance $39 million of higher-cost Pollution Control securities.

   Virginia Power's common equity portion of its capitalization was 44.3 percent at December 31, 1994.

   Proceeds from the sale of commercial paper are primarily used to finance working capital for operations. Borrowings under this program are limited to $200 million outstanding at any one time, of which no amount was outstanding at December 31, 1994. In addition, Virginia Power paid common stock and preferred stock dividends of $395.5 million and $42.7 million, respectively.

VIRGINIA POWER:
1994 LONG-TERM DEBT ACTIVITY
(excluding sinking fund payments)
Issuances Redemptions
(millions)
      Jan.   $ 19.5 @ 5.45%            Jan. $ 19.5 @ 6.75%
      Jan.   $125.0 @ 7.60%            Jan. $119.0 @ 9.75%
      Mar.   $ 19.5 @ variable         Mar. $019.5 @ 5.63%
      May    $ 45.0 @ 6.28 to 6.35%
      Jun.   $ 55.0 @ 6.15 to 7.27%
      Oct.   $200.0 @ 8.625%


CAPITAL REQUIREMENTS

Virginia Power presently anticipates that kilowatt-hour sales will grow approximately 2.1 percent a year through 2014. Capacity needed to support this growth will be provided through a combination of generating units constructed by Virginia Power, purchases from nonutility generators, and other utility generators. Each of these options plays an important role in Virginia Power's overall plan to meet capacity needs. Peaking units may be needed to meet demand by the end of the decade, but no base load generation is expected to be needed until the middle of the next decade.

   Construction continues on the Clover project in which Virginia Power has a 50 percent ownership interest. Virginia Power's share of construction costs is estimated to be $533 million. As of December 31, 1994, Virginia Power had incurred $449.8 million in construction expenditures. Clover Units 1 and 2 are expected in service by April 1995 and April 1996, respectively.

   Virginia Power estimates that in 1995, 82 percent of its construction expenditures, including nuclear fuel, will be met through cash flow from operations and the balance, including other capital requirements, will be obtained through sales of securities and short-term borrowings.

   Projected construction and nuclear fuel expenditures for the next three years are expected to total approximately $1.9 billion, excluding allowance for funds used during construction (AFC).

NONUTILITY
LIQUIDITY AND CAPITAL RESOURCES

Current capital requirements for nonutility operations are funded from: internally generated funds; intercompany credit agreements with Dominion Resources; a $200 million medium-term note facility; $185 million in bank revolving credit agreements and a $90 million commercial paper program. In 1994, net borrowings decreased by $33.7 million, primarily due to the cash inflow from the sale of the Black Warrior Trust units. Net borrowings increased by $264.2 million and $33.6 million during 1993 and 1992, respectively. These funds were borrowed principally for investments in marketable securities, natural gas acquisitions, land acquisitions and independent power projects.

CASH FLOWS:
                                  1994       1993       1992
(millions)
Sources of cash:
Cash from operations            $ 48.1     $116.9     $ 58.5
Issuance of debt                  81.3      415.5      147.0
Sale of trust units              128.4
Contribution from parent           4.9       35.0      135.0
Other                             55.9       91.9      100.1
                                $318.6     $659.3     $440.6
Uses of cash:
Investments	                $ 39.8     $ 61.7     $ 52.6
Independent power properties	            214.1       33.7
Natural gas properties	          60.4      102.7      188.9
Land and land development	              0.6       14.1
Repayment of debt	         115.0      151.3      113.4
Dividends	                  39.1       32.9       17.7
Other	                          64.3       96.0       20.2
                                $318.6     $659.3     $440.6

   In 1994 Dominion Capital received $4.9 million from Dominion Resources to finance its operations.

   Nonutility capital requirements in 1995 are expected to be funded primarily by equity contributions and cash flows from operations.

FINANCIAL POSITION:
                                       1994         1993         1992
(millions)
Marketable securities              $  397.3     $  436.9     $  327.5
Hydroelectric project	              123.5        116.6        100.6
Enron/Dominion Cogen Corp.             86.2         90.0         94.8
Energy partnerships                   124.0        125.6        124.2
Real estate partnerships               11.2         10.3         10.4
Other                                 140.3        102.4         97.7
Total investments                     882.5        881.8        755.2
Land and land development              97.2        104.7        111.5
Independent power properties          240.0        243.1         33.4
Natural gas properties                279.3        326.7        225.4
Other assets                          472.1        303.0        199.4
Total assets                       $1,971.1     $1,859.3     $1,324.9
Total long-term debt               $  640.2     $  700.6     $  433.9



Notes to Consolidated Financial Statements

Note A:
SIGNIFICANT ACCOUNTING POLICIES:

Dominion Resources is currently exempt from regulation as a registered holding company under the Public Utility Holding Company Act of 1935.

   Accounting for the utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by federal agencies and the commissions of the states in which the utility business operates.

   CONSOLIDATION: The Consolidated Financial Statements include the accounts of Dominion Resources and its subsidiaries. In consolidation, all significant inter-company transactions and accounts have been eliminated.

   OPERATING REVENUES AND INCOME: Utility revenues are recorded on the basis of service rendered. Dividend income on securities owned is recognized on the ex-dividend date.

   Investments in common stocks of affiliates representing 20 percent to 50 percent ownership, and joint ventures and partnerships representing generally 50 percent or less ownership interests, are accounted for under the equity method.

   PROPERTY, PLANT AND EQUIPMENT: Utility plant is recorded at original cost, which includes labor, materials, services, AFC (where permitted by regulators), and other indirect costs.

   The cost of acquisition, exploration and development of natural resource properties is accounted for under the successful efforts method.

   Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1994, 1993 and 1992, $7.4 million, $6 million, and $8.2 million of interest cost was capitalized, respectively. Capitalized interest includes AFC-other funds for certain regulatory jurisdictions of $4.2 million, $3.5 million and $4.7 million for the years ended December 31, 1994, 1993 and 1992, respectively.

   Major classes of property, plant and equipment and their respective balances are:

AT DECEMBER 31,	                         1994         1993
(millions)
Utility:
Production	                    $ 6,916.6    $ 6,659.0
Transmission	                      1,301.2      1,248.4
Distribution	                      3,989.8      3,761.0
Other electric	                        860.8        794.6
Construction work-in-progress	        828.2        913.1
Nuclear fuel	                        817.2        814.1
  Total utility	                     14,713.8     14,190.2
Nonutility:
Natural gas properties	                331.6        381.1
Independent power properties	        253.0        247.8
Construction work-in-progress	         45.6         29.8
Other	                                 71.4         65.8
  Total nonutility	                701.6        724.5
  Total property,
   plant and equipment	            $15,415.4    $14,914.7

DEPRECIATION, DEPLETION AND AMORTIZATION: Depreciation of utility plant (other than nuclear fuel) is computed using the straight-line method based on projected useful service lives. The cost of depreciable utility plant retired and the cost of removal, less salvage, are charged to accumulated depreciation. The provision for depreciation on utility plant was based on weighted average depreciable plant using a rate of 3.2 percent for 1994, 1993 and 1992.

   Owned nuclear fuel is amortized on a unit-of-production basis sufficient to amortize fully, over the estimated service life, the cost of the fuel plus permanent storage and disposal costs.

   Costs in excess of net assets acquired from equity investments are amortized over periods not to exceed 40 years.

   NUCLEAR DECOMMISSIONING: Nuclear plant decommissioning costs are accrued and recovered through rates over the expected service lives of Virginia Power's nuclear generating units. The amounts collected from customers are being placed in trust, which, with the accumulated earnings thereon, will be utilized solely to fund future decommissioning obligations.

   Approximately every four years, site-specific studies are prepared to determine the decommissioning cost estimate for Virginia Power's four nuclear units. The current cost estimate is based on the DECON method, which assumes the decontamination or prompt removal of radioactive contaminants so that the property may be released for unrestricted use shortly after cessation of operations. Virginia Power currently estimates that decommissioning will begin at the expiration date of each unit's operating license, which will occur in 2012, 2013, 2018 and 2020 for the Surry Units 1 & 2 and North Anna Units 1 & 2, respectively. Based on Virginia Power's latest decommissioning study completed in 1994, total decommissioning costs, including reclamation costs, are estimated to be $1 billion in 1994 dollars.

   The accumulated provision for decommissioning of $260.9 million and $226.4 million is included in accumulated depreciation, depletion and amortization at December 31, 1994 and 1993, respectively. Provisions for decommissioning of $24.5 million, $24.4 million and $24.3 million applicable to 1994, 1993 and 1992, respectively, are included in depreciation, depletion and amortization expense. The balance in Virginia Power's Nuclear Decommissioning trust funds was $260.9 million and $226.4 million at December 31, 1994 and 1993, respectively. The net unrealized loss of $5.2 million at December 31, 1994 is included in the accumulated provision for decommissioning.

   Earnings of the trust funds were $15.2 million, $16.3 million and $9.1 million for 1994, 1993 and 1992, respectively, and are included in other income in the Consolidated Financial Statements.

   In 1994 and 1993, the accretion of the accumulated provision for decommissioning, equal to the earnings of the trust funds, was recorded in other income. Such amounts in 1992 were recorded in interest charges, net.

   The Financial Accounting Standards Board (FASB) is reviewing the accounting for nuclear plant decommissioning. If current electric utility industry practices for such decommissioning are changed, annual provisions for decommissioning could increase. FASB may ultimately determine that the estimated cost of decommissioning should be reported as a liability rather than as accumulated depreciation and that a substantial portion of the decommissioning obligation should be recognized earlier in the operating life of the nuclear plant.

   FEDERAL INCOME TAXES: Dominion Resources and its subsidiaries file a consolidated federal income tax return.

   Dominion Resources adopted SFAS No. 109, "Accounting for Income Taxes" in 1992 which requires companies to measure and record deferred tax assets and liabilities for all temporary differences. Temporary differences occur when events and transactions recognized for financial reporting result in taxable or tax-deductible amounts in future periods. The regulatory treatment of temporary differences can differ from the requirements of SFAS No. 109. Accordingly, Virginia Power recognizes a regulatory asset if it is probable that future revenues will be provided for the payment of those deferred tax liabilities. Similarly, in the event a deferred tax liability is reduced to reflect changes in tax rates, a regulatory liability is established if it is probable that a future reduction in revenue will result.

   Due to regulatory requirements, Virginia Power accounts for investment tax credits under the "deferral method" which provides for the amortization of these credits over the service lives of the property giving rise to the credits.

   ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION: The applicable regulatory Uniform System of Accounts defines AFC as the cost during the construction period of borrowed funds used for construction purposes and a reasonable rate on other funds when so used.

   The pre-tax AFC rates for 1994, 1993 and 1992 were 8.9, 9.4 and 10.3 percent, respectively. Approximately 83 percent of Virginia Power's construction work in progress (CWIP) is now included in rate base and a cash return is collected currently thereon.

   DEFERRED CAPACITY AND FUEL EXPENSES: In 1992, Virginia Power began to defer certain capacity expenses based on an order by the Virginia Commission. Approximately 90 percent of fuel expenses and 80 percent of capacity expenses are subject to deferral accounting. Under this method, the difference between reasonably incurred actual expenses and the level of expenses included in current rates is deferred and matched against future revenues.

   AMORTIZATION OF DEBT ISSUANCE COSTS: Dominion Resources defers and amortizes any expenses incurred in the issuance of long-term debt including premiums and discounts associated with such debt over the lives of the respective issues. Any gains or losses resulting from the refinancing of Virginia Power debt are also deferred and amortized over the lives of the new issues of long-term debt as permitted by the appropriate regulatory commission. At Virginia Power, gains or losses resulting from the redemption of debt without refinancing are amortized over the remaining lives of the redeemed issues.

   MARKETABLE SECURITIES: Dominion Resources adopted, effective January 1, 1994, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard requires companies to account for and classify investments in equity securities that have readily determinable fair values and for all investments in debt securities, based on management's intent. The investments are to be classified into three categories and accounted for in the following manner.

   Debt securities which are intended to be held to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities purchased and held with the intent of selling them in the current period are classified as trading securities. They are reported at fair value and unrealized gains and losses are included in earnings. Debt and equity securities that are neither heldto-maturity or trading are classified as available-for-sale securities. These are reported at fair value with unrealized gains and losses reported in shareholders' equity, net of tax.

   This standard is to be applied on a prospective basis effective with fiscal years beginning after December 15, 1993 and cannot be applied retroactively to the prior year's financial statements.

   In 1993, the company accounted for marketable securities as prescribed in SFAS No. 12, "Accounting for Certain Marketable Securities." Based on this standard, current and noncurrent marketable securities are carried at the lower of aggregate cost or market value. A change in the valuation of the current portfolio is recognized in the determination of net income in the current period. For noncurrent marketable securities, a valuation allowance, representing the excess of aggregate cost over the market value of these securities, is included in common shareholders' equity for those securities affected by a decline in value considered to be temporary.

   NONRECOURSE-NONUTILITY FINANCINGS: Dominion Resources' nonutility subsidiaries issue debt to finance their operations and obtain financings that generally are secured by the assets of the nonutility subsidiaries. However, Dominion Resources may be required to provide contingent equity support or to maintain a minimum net worth at the nonutility subsidiaries. These financings have been segregated on the accompanying financial statements to distinguish their nonrecourse nature.

   CASH: Current banking arrangements generally do not require checks to be funded until actually presented for payment. At December 31, 1994 and 1993, the company's accounts payable included the net effect of checks outstanding but not yet presented for payment of $72.2 million and $78.1 million, respectively.

   Dominion Resources considers cash and cash equivalents to include cash on hand and temporary investments purchased with a maturity of three months or less.


SUPPLEMENTARY CASH FLOWS INFORMATION:
                                 1994          1993          1992
(millions)
Cash paid during
the year for:
Interest (reduced for net
   costs of borrowed funds
   capitalized)	               $355.9        $375.8        $379.8
Federal income taxes	        154.2         187.8         111.9
Non-cash transactions
from investing and
financing activities:
Exchange of long-term
 marketable securities	         11.8	      169.8	    156.1
Assumption of obligations
 and acquisition of utility
 property	                 26.3
Other	                          3.1          (0.4)         (0.9)

RECLASSIFICATION: Certain amounts in the 1993 and 1992	 Consolidated Financial
Statements have been reclassified to conform to the 1994 presentation.

Note B:
SALE OF RECEIVABLES:

Virginia Power has an agreement to sell, with limited recourse, certain accounts receivable including unbilled amounts, up to a maximum of $200 million. Additional receivables are continually sold, at Virginia Power's discretion, to replace those collected up to the limit. At December 31, 1994 and 1993, $160 million and $200 million, respectively, of such receivables had been sold and were outstanding under this agreement. The limited recourse is provided by Virginia Power's assignment of an additional undivided interest in accounts receivable to cover any potential losses to the purchaser due to uncollectible accounts. Virginia Power has provided for the estimated amount of such losses in its accounts.

Note C:
TAXES:
                                        1994          1993         1992
(MILLIONS, EXCEPT PERCENTAGES)

Taxes other than federal
income tax:
Real estate and property              $ 83.9        $ 84.8       $ 79.2
State and local gross receipts         104.9         100.8         92.8
Payroll                                 33.9          31.3         30.8
Other                                   51.9          47.3         35.2
                                      $274.6        $264.2       $238.0

Provision for federal
income taxes:
Included in operating expenses:
  Current                             $120.8        $197.2       $ 96.3
Tax effects of temporary/
  timing differences:
  Liberalized depreciation	        61.3          50.6         69.5
  Indirect construction costs	       (21.5)        (23.2)       (12.6)
  Other plant related items	         4.0          19.9         10.0
  Deferred fuel                           .8          11.8        (15.4)
  Deferred capacity	                (9.0)        (24.7)        34.9
  Debt issuance costs	                 3.7           8.3         15.4
  Customer accounts reserve	        36.8         (34.9)         7.5
  Intangible drilling costs	         4.1          15.3          9.6
  Other, net	                       (12.9)          9.1          7.8
                                        67.3          32.2        126.7
Net deferred investment tax
  credits--amortization	               (17.1)        (19.2)       (19.4)
Total provision for federal
  income tax expense	              $171.0        $210.2       $203.6
Computation of provision
for federal income tax:
Pre-tax income	                      $649.2        $726.8       $632.5
Tax at statutory federal income
  tax rate of 35% applied to
  pre-tax income (34% in 1992)*	      $227.2	    $254.4	 $215.0
Changes in federal income
  taxes resulting from:
  Preferred dividends of
    Virginia Power	                14.8	      14.8	   15.5
  Amortization of investment
    tax credits	                       (17.1)	     (16.1)	  (15.1)
  Nonconventional fuel credit	       (32.0)	     (30.5)	   (5.8)
  Other, net	                       (21.9)	     (12.4)        (6.0)
Total provision for federal
  income tax expense 	              $171.0	    $210.2	 $203.6
Effective tax rate	                26.3%	      28.9%	   32.2%
(*) The Omnibus Budget Reconciliation Act of 1993 increased the corporate income tax rate to 35 percent effective January 1, 1993.

   In 1992, Dominion Resources adopted the provisions of SFAS No. 109. The company implemented and reported the standard as a change in accounting principle with the cumulative effect on prior years of a $15.6 million (10 cents per share) increase in 1992 earnings. The adoption of SFAS No. 109 increased deferred income tax liabilities by $459 million and resulted in the establishment of a net regulatory asset by the same amount. For additional information, see Federal Income Taxes under Note A.

   Dominion Resources net noncurrent deferred tax liability is attributable to:

                                                  1994        1993
(MILLIONS)
Assets:
Deferred investment tax credits	              $ (102.4)   $ (108.5)
Liabilities:
Depreciation method and plant basis
  differences	                               1,349.7     1,310.6
Intangible drilling costs	                  31.0        31.4
Income taxes recoverable through
  future rates	                                 172.9       176.3
Terminated construction project costs	          23.9        27.6
Partnership basis differences                    104.3        93.0
Other	                                          34.2        56.3
Total deferred income tax liability	       1,716.0     1,695.2
Net deferred income tax liability	      $1,613.6    $1,586.7

Note D:
REGULATORY ASSETS:

Certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets and are recognized in income as the related amounts are included in rates and recovered from customers. The company's regulatory assets included the following:

AT DECEMBER 31,	                                       1994      1993
(millions)
Income taxes recoverable through future rates	     $488.2    $497.8
Cost of decommissioning DOE uranium
  enrichment facilities                                83.7      85.2
Deferred losses or gains on reacquired debt 	      107.0     103.6
North Anna Unit 3 project termination costs	      128.5     153.3
Other	                                               63.6      90.6
Total	                                             $871.0    $930.5

Income taxes recoverable through future rates represent principally the tax effect of depreciation differences not normalized. These amounts are amortized as the related temporary differences reverse.

   The costs of decommissioning the Department of Energy's (DOE) uranium enrichment facilities have been deferred and represent the unamortized portion of Virginia Power's required contributions to a fund for decommissioning and decontaminating the DOE's uranium enrichment facilities. Virginia Power is making such contributions over a 15-year period with escalation for inflation. These costs are being recovered in fuel rates.

   Deferred losses or gains on reacquired debt are deferred and amortized over the lives of the new issues of long-term debt. Gains or losses resulting from the redemption of debt without refinancing are amortized over the remaining lives of the redeemed issues.

   The construction of North Anna 3 was terminated in November 1982. All retail jurisdictions have permitted recovery of the incurred costs. The amounts deferred are being amortized over a 15-year period for Virginia and FERC jurisdictional customers.

Note E:
JOINTLY OWNED PLANTS:

The following information relates to Virginia Power's proportionate share of jointly owned plants at December 31, 1994:


                               Bath County
                                    Pumped      North Anna          Clover
                           Storage Station   Power Station   Power Station
Ownership interest	             60.0%	     88.4%	     50.0%
(millions)
Utility plant in service	  $1,078.3        $1,774.5
Accumulated depreciation	     173.3	     598.4
Nuclear fuel	                                     409.8
Accumulated amortization
  of nuclear fuel	                             382.0
CWIP	                               0.6	     163.6	    $449.8

The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly owned facilities in the same proportion as their respective ownership interest. Virginia Power's share of operating costs is classified in the appropriate expense category in the consolidated statements of income.

Note F:
SHORT-TERM DEBT:

Dominion Resources and its subsidiaries have credit agreements with various expiration dates. These agreements provided for maximum borrowings of $705.8 million and $660.8 million at December 31, 1994 and 1993, respectively. At December 31, 1994 and 1993, $135.2 million and $148.3 million, respectively, was borrowed under such agreements and classified as long-term debt.

   Dominion Resources credit agreements supported $224.0 million and $235.7 million of Dominion Resources' commercial paper at December 31, 1994 and 1993, respectively. These agreements also supported $43 million of Virginia Power's commercial paper at December 31, 1993. No Virginia Power commercial paper was outstanding at December 31, 1994. A subsidiary of Dominion Capital also had $90.7 million and $90.3 million of nonrecourse commercial paper outstanding at December 31, 1994 and 1993, respectively. A total of $250 million and $240 million of the commercial paper was classified as long-term debt at December 31, 1994 and 1993, respectively. The commercial paper is supported by revolving credit agreements that have expiration dates extending beyond one year.

   Dominion Resources and its subsidiaries pay fees in lieu of compensating balances in connection with these credit agreements. A summary of short-term debt outstanding at December 31 follows:


                                Amount      Weighted Average
                           Outstanding         Interest Rate
(millions, except percentages)

1994
Commercial paper	         $64.0	               6.08%
Term-notes	                  82.0	               7.38%
Total	                        $146.0
1993
Commercial paper	        $128.7	               3.46%
Master notes	                   0.1	               2.85%
Term-notes	                 134.0	               7.60%
Total	                        $262.8

Note G:
MARKETABLE SECURITIES:

Effective January 1, 1994, Dominion Resources adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115)." The standard prescribes how companies are to account for and report investments in equity securities that have readily determinable fair values and for all investments in debt securities. This standard is effective for fiscal years beginning after December 15, 1993. The adoption of SFAS No. 115 resulted in an increase in earnings of $6.3 million, net of tax, for the unrealized gain on marketable securities classified as trading at Janaury 1, 1994.

   Securities classified as available-for-sale as of December 31, 1994:


                             Gross        Gross
                        Unrealized   Unrealized
Security                   Holding      Holding    Aggregate
Type             Cost        Gains       Losses   Fair Value
(millions)

Equity	       $334.5	      $1.3	  $54.2	      $281.6
Debt	                       5.5	    0.6	         4.9

Maturities of debt securities classified as available-for-sale as of December 31, 1994:
                                                   Aggregate
Security Type                           Cost      Fair Value
(millions)

Tax exempt obligations:
   After five years 	                $5.4            $4.8
Temporary investments and deposits:
   After five years	                 0.1	         0.1

For the year ended December 31, 1994, the proceeds from the sales of available-for-sale securities is $35.8 million and the gross realized gains and losses were $0.4 million and $1.6 million, respectively. The basis on which the cost of these securities was determined is specific identification. The gross gains included in earnings from transfers of securities from the available-for-sale category into the trading category is $0.8 million. The change in net unrealized holding gain or loss on available-for-sale securities has resulted in a decrease in the separate component of shareholders' equity during the year ended December 31, 1994 of $47.2 million, net of tax. The change in net unrealized holding gain or loss on trading securities decreased earnings during the year ended December 31, 1994 by $10 million.

   In 1993, the company accounted for marketable securities as prescribed in SFAS No. 12. At December 31, 1993 the marketable securities classified as short-term had aggregate cost and aggregate market values of $149.5 million and $157.7 million, respectively. The marketable securities classified as long-term had aggregate cost and aggregate market values of $287.8 million and $287.4 million, respectively. During 1993, a decrease was recorded in the valuation allowance included in common shareholders' equity of $11.2 million.

   Net realized gains of $12.5 million and $15.8 million on the sale of marketable securities were included in net income for the years ended December 31, 1993 and 1992, respectively.

Note H:
FAIR VALUE OF FINANCIAL INSTRUMENTS:

The fair value amounts of the company's financial instruments have been determined using available market information and valuation methodologies deemed appropriate in the opinion of management. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the company could realize in a current market exchange. The use of different market assumptions and/or estimation assumptions may have a material effect on the estimated fair value amounts.

                                             Carrying Amount         Estimated Fair Value
DECEMBER 31,                                1994         1993         1994          1993
(millions)
Assets:
   Cash and cash equivalents	        $  146.7     $  102.0	  $  146.7	$  102.0
   Marketable securities	           418.0        464.1	     418.0	   464.1
   Notes receivable	                    17.1          2.5	      17.1	     2.5
   Nuclear decommissioning trust funds     260.9        226.4	     260.9	   243.8
Liabilities:
   Short-term debt	                $  146.0     $  262.8	  $  146.0	$  262.8
   Long-term debt	                 5,134.4      4,966.1	   4,951.9	 5,237.5
Preferred stock     	                $  222.1     $  225.5	  $  201.5	$  251.8

   CASH AND CASH EQUIVALENTS: The carrying amount of these items is a reasonable estimate of their fair value.

   MARKETABLE SECURITIES AND NUCLEAR DECOMMISSIONING TRUST FUNDS: The estimated fair value is determined based on quoted market prices, dealer quotes, and prices obtained from independent pricing sources.

   NOTES RECEIVABLE: The carrying value approximates fair value due to the variable rate or term structure of the notes receivable.

   SHORT-TERM DEBT AND LONG-TERM DEBT:Market values are used to determine the fair value for debt securities for which a market exists. For debt issues that are not quoted on an exchange, interest rates currently available to the company for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The carrying amount of debt issues with short-term maturities and variable rates that are refinanced at current market rates is a reasonable estimate of their fair value.

   PREFERRED STOCK: The fair value of the fixed-rate preferred stock subject to mandatory redemption was estimated by discounting the dividend and principal payments for a representative issue of each series over the average remaining life of the series.

Note I:
LONG-TERM DEBT:
AT DECEMBER 31,                                            1994         1993
(millions)

Virginia Power First and Refunding Mortgage Bonds(1):
  1987 Series B, 9.375%, due 1994	                            $  100.0
  1992 Series A, 6.375%, due 1995	               $  180.0	       180.0
  Series T, 4.5%, due 1995	                           56.6         56.6
  Series U, 5.125%, due 1997	                           49.3         49.3
  1992 Series B, 7.25%, due 1997	                  250.0	       250.0
  1988 Series A, 9.375%, due 1998	                  150.0	       150.0
  1992 Series F, 6.25%, due 1998	                   75.0	        75.0
  1989 Series B, 8.875%, due 1999	                  100.0	       100.0
  Various series, 5.875%-8%, due 2000-2004	          940.0	       940.0
  Various series, 6.75%-7.625%, due 2005-2009	          215.0	       234.5
  Various series, 9.75%, due 2014-2019	                               119.0
  Various series, 5.45%-8.75%, due 2020-2024	          944.5	       600.0
Total First and Refunding Mortgage Bonds	        2,960.4	     2,854.4
Other long-term debt:
  Virginia Power:
  Bank loans, notes and term loans, 6.15%-10.8%,
    due 1994-2003	                                  798.2        770.8
  Pollution control financings(2):
    Fixed interest rate, 5.625%, due 2002                               19.5
    Money market municipals, due 2008-2027(3)	          488.6	       444.6
  Dominion Resources:
  Commercial paper(4)	                                  160.0	       150.0
Total other long-term debt	                        1,446.8	     1,384.9
Nonrecourse--nonutility debt:
  Dominion Resources:
  Bank loans, 9.25%, due 2008	                           22.5	        23.4
  Dominion Capital:
  Senior notes, fixed rate, 6.12%-11.875%,
    due 2000-2005(5)	                                  102.0	       102.0
  Term notes, fixed rate, 4.6%-12.48%,
    due 1994-2020	                                  206.0	       206.0
  Revolving credit agreements, due 1994-1995(6)	           61.7	        69.8
  Commercial paper(7)	                                   90.0	        90.3
  Dominion Energy:
  Term loan, 7.22% (1993-10.13%), due 1996(8)	           71.3	        63.6
  Revolving credit agreements, due 1996(9)  	           69.5	        75.0
  Term loan, 5.445%, due 1998	                           75.0	        95.0
  Bank loans, 9.70-13.20%, due 2005	                   28.8
  Other	                                                    0.3	         1.7
Total nonrecourse--nonutility debt	                  727.1	       726.8
Less amounts due within one year:
  First and refunding mortgage bonds	                  236.6        100.0
  Bank loans, notes and term loans	                   75.6	        65.0
  Sinking fund obligations	                                         0.8
  Nonrecourse--nonutility	                           86.9	        26.2
Total amount due within one year	                  399.1	       192.0
Less unamortized discount, net of premium	           24.6	        23.6
Total long-term debt 	                               $4,710.6     $4,750.5


(1) Substantially all of Virginia Power's property is subject to the lien of the mortgage securing its First and Refunding Mortgage Bonds.

(2) Certain pollution control equipment at Virginia Power's generating facilities has been pledged or conveyed to secure these financings.

(3) Interest rates vary based on short-term tax-exempt market rates. The weighted avg. daily interest rates were 2.96% and 2.53% for 1994 and 1993, respectively.

(4) See Note F to the Consolidated Financial Statements.

(5) The Rincon Securities common stock owned by Dominion Capital is pledged as collateral to secure the loan.

(6) The weighted average interest rates during 1994 and 1993 were 5.19% and 4.05%, respectively.

(7) The weighted average interest rates during 1994 and 1993 were 5.91% and 3.22%, respectively.

(8) The Enron/Dominion Cogen Corp. common stock owned by Dominion Energy is pledged as collateral to secure the loan.

(9) The weighted average interest rates during 1994 and 1993 were 4.72% and 3.66%, respectively.




   With a portion of the proceeds from the sale of $200 million First and Refunding Mortgage Bonds of 1993, Series G, Virginia Power, in 1993, irrevocably placed in a trust $138.2 million to defease $119.1 million 1990 Series A Bonds. As a result, the 1990 Series A Bonds are considered to be extinguished for financial reporting purposes and are excluded from the balance sheet at December 31, 1994 and 1993. The cost of $19.1 million was deferred and is being amortized over the life of the new issues.

   Certain of the company's revolving credit agreements include capitalization ratio covenants (currently no amounts are outstanding under these agreements). The most restrictive of these covenants would require the maintenance of at least $3.1 billion of the company's common shareholders' equity.

   Maturities (including cash sinking fund obligations) through 1999 are as follows (in millions): 1995-$399.1; 1996-$474.2; 1997-$427.1; 1998-$402.9 and
1999-$271.5.

Note J:
COMMON STOCK:

During 1994 the company purchased on the open market and retired 566,000 shares of common stock for an aggregate price of $20.7 million. From 1992 through 1994, the following changes in common stock occurred:

                                            1994                         1993                       1992
                                    Shares                       Shares                      Shares
                               Outstanding        Amount    Outstanding      Amount    Outstanding       Amount
(millions)

Balance at January 1	             168.1	$2,991.0          163.8    $2,796.3          158.8     $2,614.3
Changes due to:
  Automatic Dividend Reinvestment and
    Stock Purchase Plan	               2.9	   112.2	    2.6	      115.3	       3.1	  117.9
  Stock Purchase Plan for customers
    of Virginia Power	               1.3	    51.3	    1.0	       51.6	       1.0	   40.6
  Employee Savings Plan	                .6	    23.2	     .7	       29.7	        .9	   34.1
  Transfer to other paid-in capital	                                                                  (11.7)
  Stock repurchase and retirement      (.6)	   (20.7)
  Other	                                .1	      .6	               (1.9)	                    1.1
Balance at December 31	             172.4	$3,157.6	  168.1	   $2,991.0	     163.8     $2,796.3

Note K:
LONG-TERM INCENTIVE PLAN:

A long-term incentive plan (the Plan) provides for the granting of nonqualified stock options and restricted stock to certain employees of Dominion Resources and its affiliates. The aggregate number of shares of common stock that may be issued pursuant to the Plan is 3,750,000. The changes in share and option awards under the Plan were as follows:

                            Restricted              Price     Stock            Option        Shares
                                Shares          Per Share    Options            Price   Exercisable
Balance at December 31, 1991	18,029	                     72,945	                     50,145
Awards granted--1992	        10,388	   $36.375-$40.75	       $37.58-$40.125
Exercised/distributed	       (11,393)	                    (58,239)
Balance at December 31, 1992	17,024     	             14,706	                     14,706
Awards granted-1993	        19,457	   $41.875-$42.75	       $27.75-$29.625
Exercised/distributed	        (9,582)	                     (2,242)
Balance at December 31, 1993	26,899	                     12,464	                     12,464
Awards granted-1994	        19,842	  $40.625-$40.875	              $29.625
Exercised/distributed	        (5,555)	                     (1,388)
Balance at December 31, 1994	41,186	                     11,076	                     11,076

Note L:
PREFERRED STOCK:

Dominion Resources is authorized to issue up to 20,000,000 shares of preferred stock; however, no such shares are issued and outstanding.

   Virginia Power has authorized 10,000,000 shares of preferred stock, $100 liquidation preference. Upon involuntary liquidation, each share is entitled to receive $100 plus accrued dividends. Dividends are cumulative. Virginia Power preferred stock subject to mandatory redemption at December 31, 1994 was as follows:



                      Entitled per share upon redemption
              Shares                               And thereafter to amounts             Annual sinking fund
Series   Outstanding    Amount    Through           declining in steps to       fund requirements at $100 per share
$5.58	     400,000	   (1)	                                                                  (2)
 6.35 	   1,400,000	   (1)	                                                                  (3)
 7.30	     417,319   $105.84	  4/14/95	       $100.00 after 4/14/02	            15,000(4)
   Total   2,217,319

(1) Shares are non-callable prior to redemption.
(2) All shares to be redeemed on 3/1/00.
(3) All shares to be redeemed on 9/1/00.
(4) The 1995 and a portion of the 1996 sinking fund requirements were satisfied by the 1994 open market purchase.

   Maturities are $0.7 million for 1996 and $1.5 million for each of the years 1997-1999.

   During the years 1992 through 1994, the following shares were redeemed:

Year         Dividend      Shares

1994	       $7.30	   37,681
1993	        7.30	   30,000
1993	        7.58	  480,000
1993	        7.325	  400,419
1992	        8.20	  330,000
1992	        8.40	  512,000
1992	        8.60	  228,764
1992	        8.625	  203,500
1992	        8.925	  164,500

At December 31, 1994 Virginia Power preferred stock not subject to mandatory redemption, $100 liquidation preference, is listed in the table below.

                     Issued and  Entitled Per
                    Outstanding    Share Upon
Dividend                 Shares    Redemption
$5.00	                106,677	      $112.50
 4.04	                 12,926	       102.27
 4.20	                 14,797	       102.50
 4.12 	                 32,534	       103.73
 4.80	                 73,206	       101.00
 7.45	                400,000	       101.00
 7.20	                450,000	       101.00
 7.05	                500,000	       105.00(1)
 6.98	                600,000	       105.00(2)
MMP 1/87 series(3)	500,000	       100.00
MMP 6/87 series(3)	750,000	       100.00
MMP 10/88 series(3)	750,000	       100.00
MMP 6/89 series(3)	750,000	       100.00
MMP 9/92A(3)	        500,000	       100.00
MMP 9/92B(3)	        500,000	       100.00
Total	              5,940,140

(1) Through 7/31/03 and thereafter to amounts declining in steps to $100.00 after 7/31/13.

(2) Through 8/31/03 and thereafter to amounts declining in steps to $100.00 after 8/31/13.

(3) Money Market Preferred (MMP) dividend rates are variable and are set every 49 days via an auction. The weighted average rates for these series in 1994, 1993 and 1992, including fees for broker/dealer agreements, were 3.75%, 3.01%, and 3.43%, respectively.


In 1993, 350,000 and 500,000 shares of the $7.72 and the $7.72 (1972 Series)
Dividend Preferred Stock, respectively, were redeemed.

Note M:
RETIREMENT PLAN AND POSTRETIREMENT BENEFITS:

RETIREMENT PLAN: Dominion Resources' Retirement Plan (the Plan) covers virtually all employees of Dominion Resources and its subsidiaries. The benefits are based on years of service and the employee's compensation. Dominion Resources' funding policy is to contribute annually an amount that is in accordance with the provisions of the Employment Retirement Income Security Act of 1974.

   The components of the provision for net periodic pension expense were as follows:

                                  1994     1993     1992
(millions)

Service cost--benefits earned
  during the year	        $ 24.6	 $ 21.9	  $ 20.7
Interest cost on projected
  benefit obligation	          46.3	   46.3	    41.0
Actual return on plan assets	 (51.3)   (49.3)   (45.7)
Net amortization and deferral	   0.1	   (2.6)    (2.6)
Net periodic pension cost	$ 19.7	 $ 16.3	  $ 13.4

The following table sets forth the Plan's funded status:
                                                     1994         1993
(millions)
Actuarial present value of benefit
obligations:
Accumulated benefit obligation, including
  vested benefit of 1994-$480.9
  and 1993-$414.9	                           $577.5	$440.7
Projected benefit obligation
  for service rendered to date	                   $678.4	$602.8
Plan assets at fair value, primarily
  listed stocks and U.S. bonds	                    588.1	 588.3
Projected benefit obligation in excess
  of plan assets	                            (90.3)	 (14.5)
Unrecognized net loss from past experience
  different from that assumed and effects
  of changes in assumptions	                    102.8	  54.1
Unrecognized prior service cost	                      5.9	   6.5
Unrecognized net asset at January 1,
  being recognized over 16 years
  beginning in 1986	                            (28.5)	 (31.8)
Prepaid (accrued) pension cost included
  in other assets (liabilities)	                   $(10.1)	$ 14.3


Significant assumptions used in determining net periodic pension cost and the projected benefit obligation were:

AS OF DECEMBER 31,	        1994       1993
Discount rates	               8.25%	  7.75%
Rates of increase in
  compensation levels	          5%	     5%
Expected long-term
  rate of return	        9.5%	    9.5%

POSTRETIREMENT BENEFITS: Dominion Resources and its subsidiaries provide retiree health care and life insurance benefits through insurance companies with annual premiums based on benefits paid during the year. From time to time in the past, Dominion Resources and its subsidiaries have changed benefits. Some of these changes have reduced benefits. Under the terms of their benefits plans, the companies reserve the right to change, modify or terminate the plans.

   Effective January 1, 1993, Dominion Resources adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the accrual of the cost of providing other postretirement benefits (OPEB), including medical and life insurance coverage, during the active service of the employee. Prior to 1993, Dominion Resources recognized expense in the year the benefits were provided and paid $10.5 million for these benefits in 1992.

   Net periodic postretirement benefit expense for 1994 and 1993 was as follows:

YEAR ENDING DECEMBER 31,  	                 1994       1993
(millions)
Service cost	                                $11.2	   $ 9.8
Interest cost	                                 21.8	    20.8
Return on plan assets	                          0.9	    (2.0)
Amortization of transition obligation	         12.1	    12.1
Net amortization and deferral	                 (4.1)	     0.7
Net periodic postretirement benefit expense	$41.9	   $41.4

The following table sets forth the funded status of the plan:

DECEMBER 31,	                                         1994         1993
(millions)
Fair value of plan assets	                      $  59.7	   $  28.4
Accumulated postretirement benefit obligation:
  Retirees	                                      $ 208.7	   $ 142.4
  Active plan participants	                         93.9	     112.1
  Accumulated postretirement benefit obligation	        302.6	     254.5
Accumulated postretirement benefit obligation
  in excess of plan assets	                       (242.9)	    (226.1)
Unrecognized transition obligation	                218.3	     230.4
Unrecognized net experience gain	                 16.9	      (8.9)
Accrued postretirement benefit cost	              $  (7.7)	   $  (4.6)

A one percent increase in the health care cost trend rate would result in an increase of $5 million in the service and interest cost components and a $27.1 million increase in the accumulated postretirement benefit obligation.

   Significant assumptions used in determining the postretirement benefit obligation were:

                                    1994                      1993
Discount rates	                   8.25%	             7.75%
Assumed return on
  plan assets	                    9.0%	              9.0%
Medical cost
  trend rate	      10% for first year        11% for first year
                      9% for second year       10% for second year
                         Scaling down to           Scaling down to
                      4.75% beginning in        4.75% beginning in
                           the year 2001             the year 2001

Virginia Power is recovering these costs in rates on an accrual basis in all material respects, in all jurisdictions. Current and future rate recoveries of OPEB accruals are expected to collect sufficient amounts to provide for the unfunded accumulated postretirement obligation over time.

   The funds being collected for OPEB accrual in rates, in excess of OPEB benefits actually paid during the year, are contributed to external benefit trusts under Virginia Power's current funding policy.


Note N:
EARLY RETIREMENT AND VOLUNTARY SEPARATION PROGRAMS:

During the first quarter of 1994, Virginia Power offered an early retirement program to employees aged 50 or older and offered a voluntary separation program to all regular full-time employees. The offers under the program expired September 1, 1994. Approximately 1,400 employees accepted offers under these programs. The costs associated with these programs were $90.1 million. Virginia Power capitalized $25.9 million based upon prior regulatory precedent and expensed $64.2 million.

Note O:
COMMITMENTS AND CONTINGENCIES:

As the result of issues generated in the course of daily business, the company is involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies. While some of the proceedings involve substantial amounts of money, management believes that the final disposition of these proceedings will not have an adverse material effect on operations or the financial position of the company.

VIRGINIA POWER

Rates: On February 3, 1994, the Virginia Commission entered its Final Order in Virginia Power's 1992 rate case, approving an increase in annual revenues of $241.9 million. Refunds of $129.2 million (representing the amount recovered under interim rates in excess of the rates finally approved, with interest) were completed by the end of April.

Construction Program: Virginia Power has made substantial commitments in connection with its construction program and nuclear fuel expenditures, which are estimated to total $673.2 million (excluding AFC) for 1995. Additional financing is contemplated in connection with this program.

Purchased Power Contracts: Since 1984, Virginia Power has entered into contracts for the long-term purchase of capacity and energy from other utilities, qualifying facilities and independent power producers. As of December 31, 1994, there were 75 nonutility generating facilities under contract to provide Virginia Power 3,506 megawatts of dependable summer capacity. Of these, 65 projects (aggregating 3,244 megawatts) were operational at the end of 1994, with the balance to become operational at various dates before 1997. The following table shows the minimum payments expected to be made under these contracts for projects that are currently operating or have obtained construction financing. The totals include payments for capacity, which are subject to generating performance as provided by the contracts, and payments for the minimum amounts of energy Virginia Power is obligated to buy and the producers provide.

                                        Commitments
(millions)                 Capacity                    Other
1995	                    $735.5	              $198.6
1996	                     750.8	               203.9
1997	                     796.9	               210.5
1998	                     800.4	               216.8
1999	                     803.5	               217.9
After 1999	          12,186.3	             2,839.0
Total	                 $16,073.4	            $3,886.7

Present value of
 the total	          $7,104.7	            $1,602.4

In addition to the commitments listed above, under some contracts, Virginia Power may purchase, at its option, additional power as needed. Payments for purchased power (including economy, emergency, limited-term, short-term, and long-term purchases) for the years 1994, 1993 and 1992 were $1,025 million, $958 million and $766 million, respectively.

Fuel Purchase Commitments: Virginia Power's estimated fuel purchase commitments for the next five years for system generation are as follows: 1995-$351 million; 1996-$266 million; 1997-$153 million; 1998-$33 million; and 1999-$32 million.

Environmental Matters: Environmental costs have been historically recovered through the ratemaking process; however, should material costs be incurred and not recovered through rates, Virginia Power's results of operations and financial condition could be adversely impacted.

The EPA has identified Virginia Power and several other entities as Potentially Responsible Parties (PRPs) at two Superfund sites located in Kentucky and Pennsylvania. The estimated future remediation costs for the sites are in the range of $46.5 million to $134.6 million. Virginia Power's proportionate share of the costs is expected to be in the range of $0.5 million to $6.7 million, based upon allocation formulas and the volume of waste shipped to the sites. As of December 31, 1994, Virginia Power had provided for $1.4 million to meet its obligations at these two sites. Based on a financial assessment of the PRPs involved at these sites, Virginia Power has determined that it is probable that the PRPs will fully pay the costs apportioned to them.

Virginia Power and Dominion Resources along with Consolidated Natural Gas have remedial action responsibilities remaining at three coal tar sites. Virginia Power had provided a $2 million reserve to meet its estimated liability, based on site studies and investigations performed at these sites.



Virginia Power generally seeks to recover its costs associated with environmental remediation from third-party insurers. At December 31, 1994 pending claims were not recognized as an asset or offset against recorded obligations.

In order to comply with the Clean Air Act, Virginia Power has installed a scrubber at its Mt. Storm Unit 3 Power Station. The scrubber began operation on October 31, 1994. The cost of this scrubber and related equipment was $147 million.

Virginia Power is presently conducting studies leading to the compliance plan for Phase II of the Clean Air Act, which may involve the installation of two additional scrubbers, the addition of nitrogen oxide (NOx) controls and other methods for compliance.

The present estimate for the total capital cost for compliance, assuming the installation of three scrubbers, nitrogen oxide controls and emission monitoring instrumentation, is $481 million (1992 dollars). Annual incremental compliance costs for operation, maintenance and fuel costs are estimated to be $128 million. These cost estimates may change upon completion of the study effort now under way.

Virginia Power continues to work with the West Virginia Office of Air Quality concerning opacity requirements applicable to the Mt. Storm Power Station.

Litigation: Virginia Power and Doswell Limited Partnership (Doswell) have been unable to agree on the calculation of a fixed fuel transportation charge to be paid to Doswell under a purchased power contract. Doswell filed suit in the Circuit Court in the City of Richmond alleging breach of contract and actual and constructive fraud and seeking damages of not less than $75 million. The issues of actual and constructive fraud were dismissed from the case, with prejudice, leaving only the contract claim, which reduced alleged damages to approximately $19 million. On March 2, 1995, the court announced its verdict in favor of Virginia Power.

A dispute over corporate governance issues between Dominion Resources and Virginia Power arose in 1994. On June 17, 1994, Dominion Resources and Virginia Power received an order from the Virginia Commission (the 1994 Order) that, among other things, initiated an investigation into the affiliate relationships and corporate governance issues between Dominion Resources and Virginia Power (the First Proceeding). The text of the 1994 Order was set forth in Dominion Resources' Current Report on Form 8-K of June 17, 1994. Between June and August 1994, Dominion Resources and Virginia Power made various filings with the Commission, and the Commission issued several procedural orders, in connection with the First Proceeding. A description of those filings and orders is set forth in Dominion Resources' Quarterly Report on Form 10-Q for the period ending June 30, 1994.

On or around August 5, 1994, Dominion Resources received a letter from a purported shareholder, Barbara Margulis, demanding that Dominion Resources commence a suit against certain of its directors and officers for conduct related to the corporate governance issues addressed in the 1994 Order. By letter dated October 19, 1994, Ms. Margulis clarified her earlier letter to limit it to certain defined matters including conduct relating to the renegotiation of a coal transportation contract between Virginia Power and CSX Transportation. The board appointed a special committee of directors to investigate these allegations, and that investigation is ongoing.

On August 15, 1994, Dominion Resources, Virginia Power and their respective directors entered into a Settlement Agreement resolving certain of the disputed corporate governance issues. The terms of that settlement are summarized in Dominion Resources' Current Report on Form 8-K of August 17, 1994. Pursuant to the Settlement Agreement, Dominion Resources and Virginia Power filed a Joint Motion to Dismiss certain of the corporate governance issues from the First Proceeding. The Commission denied that Motion on August 24, 1994, continued the First Proceeding, and instituted a new proceeding (the Second Proceeding) into the holding company structure and the relationship between Dominion Resources and Virginia Power. The Virginia Commission stated that the proceeding would be an "investigation directed not at averting a crisis or penalizing past conduct, but toward protecting the public interest in the future." The Commission directed its Staff to conduct an investigation and file an interim report on or before December 1, 1994.

On December 1, 1994, the Staff of the Virginia Commission and its consultants filed an Interim Report in the Second Proceeding. That Report is included in Dominion Resources' Current Report on Form 8-K of December 5, 1994. The Interim Report made numerous recommendations for Commission involvement in matters of corporate governance, corporate structure, affiliate service arrangements, and operating relationships between Dominion Resources and Virginia Power, and suggested certain financial constraints on Dominion Resources and new regulatory authority for the Commission. Many of these suggestions were far-reaching. On December 21, 1994, Dominion Resources and Virginia Power filed a Joint Response to the Interim Report, in which they accepted some of the recommendations and urged that the corporate governance structure established by the Settlement Agreement continue while they considered the other recommendations in the course of a strategic planning effort by Dominion Resources.

On January 23, 1995, the Staff of the Virginia Commission issued a report in the Second Proceeding on its investigation of a coal transportation contract between Virginia Power and CSX Transportation. The Staff's report concluded that Dominion Resources improperly pressured Virginia Power to renegotiate the contract, and recommended that approximately $11 million ($8.3 million Virginia jurisdictional) of the coal transportation costs incurred under the contract from 1991 through May 31, 1994, be disallowed in determining Virginia Power's rates. The Staff's report further recommended that any future transportation costs that it identified as excess be disallowed over the remainder of the contract, which expires on May 31, 2000.

Virginia Power has recorded a regulatory liability of $10.5 million at December 31, 1994. Virginia Power currently estimates that the total amount called into question by the Virginia Commission Staff report is a net present value of $60 million ($100 million over the life of the contract). On February 1, 1995, without admitting any imprudence, fault or liability, and believing that their relationship with the Commission would be enhanced, Dominion Resources and Virginia Power filed a motion in the Second Proceeding offering to refund to Virginia Power customers $8.3 million in settlement of these issues regarding transportation rates.

During the 1995 session of the Virginia General Assembly, the Virginia Commission caused legislation to be introduced that addressed the Commission's authority to intervene in disputes involving public utilities owned by separate holding companies. That legislation was opposed by Dominion Resources. On February 20, 1995, the proposed legislation was withdrawn and Dominion Resources, Virginia Power and the Virginia Commission Staff consented to an order that is included in Dominion Resources' Current Report on Form 8-K of February 21, 1995. Under this order, which will be effective until July 2, 1996, Dominion Resources must obtain the Commission's approval before taking steps such as removing Virginia Power's board members or officers or changing Virginia Power's articles of incorporation or by-laws. Although the order imposes for a period of time significant restrictions on the ability of Dominion Resources to select the board and management of its subsidiary, Dominion Resources and Virginia Power agreed to the order in the interest of enhancing relations with the Virginia Commission and achieving the purposes of the Settlement Agreement.

Disagreements between the companies have arisen from time to time since the Settlement Agreement was executed. On February 28, 1995, upon recommendation of a Joint Committee created under the Settlement Agreement, the boards of Dominion Resources and Virginia Power took further action to enhance cooperation between the two companies and their relationship with the Virginia Commission. Among other things, the boards expanded the authority of the Joint Committee to act for the boards on issues presented to it by the chief executives of the companies. Each board directed corporate officials and employees of its company to cooperate fully with the Joint Committee in resolution of issues acted on by the committee and to support actions taken by the committee. In connection with these initiatives, the chief executive officers of both companies made known their intentions to retire in July 1996 and the boards directed the development of executive succession plans for each company. Also, the Dominion Resources board received the resignations of directors Bruce C. Gottwald and John W. Snow and the Virginia Power board received the resignations of directors William W. Berry and Frank S. Royal, and both boards voted to reduce their size by two members.

At this time, Dominion Resources is unable to predict the ultimate resolution of these matters or their effect on the company.

Nuclear Insurance: The Price-Anderson Act limits the public liability of an owner of a nuclear power plant to $8.9 billion for a single nuclear incident. The Price Anderson Amendments Act of 1988 allows for an inflationary provision adjustment every five years. Virginia Power has purchased $200 million of coverage from commercial insurance pools with the remainder provided through a mandatory industry risk-sharing program. In the event of a nuclear incident at any licensed nuclear reactor in the United States, Virginia Power could be assessed up to $81.7 million (including a 3 percent insurance premium tax for Virginia) for each of its four licensed reactors not to exceed $10.3 million (including a 3 percent insurance premium tax for Virginia) per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed.

Nuclear liability coverage for claims made by nuclear workers first hired on or after January 1, 1988, except those arising out of an extraordinary nuclear occurrence, is provided under the Master Worker insurance program. (Those first hired into the nuclear industry prior to January 1, 1988, are covered by the policy discussed above). The aggregate limit of coverage for the industry is $400 million ($200 million policy limit with automatic reinstatements of an additional $200 million). Virginia Power's maximum retrospective assessment is approximately $12.7 million (including a 3 percent insurance premium tax for Virginia).

Virginia Power's current level of property insurance coverage ($2.55 billion for North Anna and $2.4 billion for Surry) exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site, and includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first to return the reactor to and maintain it in a safe and stable condition, and second to decontaminate the reactor and station site in accordance with a plan approved by the NRC. The property insurance coverage provided to Virginia Power is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to these insurance companies. The maximum assessment at the first incident of the current policy period is $45.4 million. The maximum assessment related to a second incident is an additional $15.1 million.

Based on the severity of the incident, the board of directors of Virginia Power's nuclear insurers has the discretion to lower the maximum retrospective premium assessment or eliminate either or both completely. For any losses that exceed the limits, or for which insurance proceeds are not available because they must first be used for stabilization and decontamination, Virginia Power has the financial responsibility.

Virginia Power purchases insurance from Nuclear Electric Insurance Limited
(NEIL) to cover the cost of replacement power during the prolonged outage of a nuclear unit due to direct physical damage of the unit. Under this program, Virginia Power is subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. The current policy period's maximum assessment is $9.2 million.




As a joint owner of the North Anna Power Station, ODEC is responsible for its proportionate share (11.6 percent) of the insurance premiums applicable to that station, including any retrospective premium assessments and any losses not covered by insurance.

DOMINION ENERGY

Dominion Cogen, Inc., is a wholly owned subsidiary of Dominion Energy with an investment interest in the Clear Lake cogeneration plant near Houston, Texas. Under terms of the investment agreement, Dominion Resources must provide contingent equity support to Dominion Energy. While management believes that the possibility of such support is remote, Dominion Resources could be required to insure that Dominion Energy has sufficient funds to meet its guarantee of $59.3 million.

Dominion Energy has general partnership interests in certain of its energy ventures. Accordingly, Dominion Energy may be called upon to fund future operation of these investments to the extent operating cash flow is insufficient.

Note P:

QUARTERLY FINANCIAL AND COMMON STOCK DATA:
(UNAUDITED)

The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of Dominion Resources management for a fair statement of the results for the interim periods.


                                             1994           1993
(millions, except per share amounts)

Revenues
First Quarter	                           $1,167.0	  $1,105.8
Second Quarter	                            1,109.7        1,005.3
Third Quarter	                            1,209.8        1,287.1
Fourth Quarter	                            1,004.6        1,035.7
Year	                                   $4,491.1       $4,433.9

Income before provision for federal
  income taxes
First Quarter	                             $197.5         $170.8
Second Quarter	                              188.9	     143.7
Third Quarter	                              234.5          300.0
Fourth Quarter	                               28.3	     112.3
Year	                                     $649.2	    $726.8

Net income
First Quarter	                             $141.4	    $122.5
Second Quarter	                              136.2	     103.1
Third Quarter	                              161.3	     199.0
Fourth Quarter	                               39.3	      92.0
Year	                                     $478.2         $516.6

Earnings per share
First Quarter	                              $0.84	     $0.74
Second Quarter	                               0.80	      0.63
Third Quarter	                               0.94	      1.20
Fourth Quarter	                               0.23	      0.55
Year	                                      $2.81	     $3.12

Dividends per share
First Quarter	                             $0.635	    $0.615
Second Quarter	                              0.635	     0.615
Third Quarter	                              0.635	     0.615
Fourth Quarter	                              0.645	     0.635
Year	                                     $2.550	    $2.480


Common stock price range
First Quarter	                      45-3/8-39-5/8  44-1/4-38-1/4
Second Quarter	                      42-1/2-35-7/8   451/2-41-7/8
Third Quarter	                      38-3/8-34-7/8  48-7/8-44-1/8
Fourth Quarter	                      38-1/8-35-1/8  49-1/2-43-7/8
Year	                              45-3/8-34-7/8  49-1/2-38-1/4

During the first quarter of 1994, Virginia Power offered an early retirement program to employees aged 50 or older and offered a voluntary separation program to all regular full-time employees. The offers under the programs expired September 1, 1994. Approximately 1,400 employees accepted offers under these programs. The costs associated with these programs were $90.1 million.

Virginia Power capitalized $25.9 million based upon prior regulatory precedent and expensed $2.8 million, $10.4 million and $51 million during the second, third and fourth quarters, respectively. The impact of the write-off was to reduce net income by $1.8 million, $6.7 million and $33.1 million for the second, third and fourth quarters, respectively.

On June 28, 1994, Dominion Energy transferred a 65% overriding royalty interest in coal seam gas properties then owned by Dominion Black Warrior Basin, a wholly owned subsidiary of Dominion Energy, to Dominion Resources Black Warrior Trust, which is sponsored by Dominion Resources. Units in the trust were sold in the second quarter to third parties, culminating in a gain of $28.9 million, net of tax. Total federal and state taxes for this transaction amounted to $20.1 million.

Report of Management's Responsibilities

   The management of Dominion Resources, Inc. is responsible for all information and representations contained in the Consolidated Financial Statements and other sections of the annual report. The Consolidated Financial Statements, which include amounts based on estimates and judgments of management, have been prepared in conformity with generally accepted accounting principles. Other financial information in the annual report is consistent with that in the Consolidated Financial Statements.

   Management maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that Dominion Resources' and its subsidiaries' assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. Management recognizes the inherent limitations of any system of internal accounting control, and therefore cannot provide absolute assurance that the objectives of the established internal accounting controls will be met.

   This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel, and internal audits. Management believes that during 1994 the system of internal control was adequate to accomplish the intended objectives.

   The Consolidated Financial Statements have been audited by Deloitte & Touche LLP, independent auditors, whose designation by the Board of Directors was ratified by the shareholders. Their audits were conducted in accordance with generally accepted auditing standards and include a review of Dominion Resources' and its subsidiaries' accounting systems, procedures and internal controls, and the performance of tests and other auditing procedures sufficient to provide reasonable assurance that the Consolidated Financial Statements are not materially misleading and do not contain material errors.

   The Audit Committees of the Boards of Directors, composed entirely of directors who are not officers or employees of Dominion Resources or its subsidiaries, meet periodically with independent auditors, the internal auditors and management to discuss auditing, internal accounting control and financial reporting matters and to ensure that each is properly discharged. Both independent auditors and the internal auditors periodically meet alone with the Audit Committees and have free access to the Committees at any time.

   Management recognizes its responsibility for fostering a strong ethical climate so that Dominion Resources' affairs are conducted according to the highest standards of personal corporate conduct. This responsibility is characterized and reflected in Dominion Resources' Code of Ethics, which addresses potential conflicts of interest, compliance with all domestic and foreign laws, the confidentiality of proprietary information, and full disclosure of public information.

Dominion Resources, Inc.


Thos. E. Capps
Chairman and
Chief Executive Officer

James L. Trueheart
Vice President and Controller

Report of Independent Auditors

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF DOMINION RESOURCES, INC.

   We have audited the accompanying consolidated balance sheets of Dominion Resources, Inc. and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1994. These Consolidated Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Dominion Resources, Inc. and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

   Dominion Resources, Inc. changed its methods of accounting for postretirement benefits other than pensions in 1993 (see Note M) and for accounting for income taxes in 1992 (see Note C) in order to conform with recently issued accounting standards.

Richmond, Virginia
February 6, 1995