Form 10-K405, Exhibit 13
period 1995-12-31
DOMINION RESOURCES INC /VA/
filed 1996-03-12
CIK 715957

DOMINION RESOURCES, INC.

                               FINANCIAL SECTION
                                     OF THE
                                      1995
                                 ANNUAL REPORT
                                       TO
                                  SHAREHOLDERS
                          (Incorporated by Reference)

Selected Consolidated Financial Data


(millions, except per share amounts and percentages)         1995        1994         1993        1992          1991          1990

Revenues and other income                               $  4,651.7   $  4,491.1   $  4,433.9   $  3,791.1   $  3,785.7   $  3,532.5
Income before cumulative effect of
  a change in accounting principle                      $    425.0   $    478.2   $    516.6   $    428.9   $    459.9   $    445.7
Cumulative effect on prior
  years of changing the method
of accounting for income taxes                                                                       15.6
Net income                                              $    425.0   $    478.2   $    516.6   $    444.5   $    459.9   $    445.7
Total assets                                            $ 13,903.3   $ 13,562.2   $ 13,349.5   $ 12,615.1   $ 11,201.4   $ 10,990.9
Long-term debt, preferred stock subject to
  mandatory redemption and preferred
  securities of a subsidiary trust                      $  4,926.9   $  4,934.2   $  4,976.7   $  4,667.4   $  4,668.2   $  4,697.3
Common stock data:
Earnings per share before
  cumulative effect of a change in
  accounting principle                                  $     2.45   $     2.81   $     3.12   $     2.66   $     2.94   $     2.92
Cumulative effect on prior
  years of changing the method
  of accounting for income taxes                               .10
Earnings per share                                      $     2.45   $     2.81   $     3.12   $     2.76   $     2.94   $     2.92
Dividends paid per share                                $     2.58   $     2.55   $     2.48   $     2.40   $     2.32   $     2.23
Market value per share at year-end                           41.25        36.00        45.38        39.50        38.00        31.25
Book value per share at year-end                             26.88        26.60        26.38        25.21        24.41        23.41
Return on equity--average                                      9.2%        10.6%        12.2%        11.2%        12.4%        12.6%
Payout ratio                                                 105.3%        90.7%        79.5%        87.0%        78.9%        76.4%
Price/earnings ratio at year-end                              16.8         12.8         14.5         14.3         12.9         10.7
Outstanding shares of common stock
    --average                                                173.8        170.3        165.7        161.1        156.5        152.5
    --actual (year-end)                                      176.4        172.4        168.1        163.8        158.8        154.8
Capitalization:*
  Long-term debt                                        $  4,348.9   $  4,384.1   $  4,219.5   $  4,111.8   $  4,025.6   $  4,105.2
  Preferred securities                                       135.0
  Preferred stock                                            689.0        816.1        819.5        845.6        761.7        775.9
  Common equity                                            4,742.0      4,586.1      4,435.9      4,131.3      3,877.8      3,623.9
Total capitalization                                    $  9,914.9   $  9,786.3   $  9,474.9   $  9,088.7   $  8,665.1   $  8,505.0
*Capitalization excludes:
  Nonrecourse-nonutility
    financing                                           $    684.7   $    727.1   $    726.8   $    593.4   $    545.7   $    494.8
  Short-term debt                                       $    237.3   $    146.0   $    262.8   $    125.2   $    154.0   $    142.4
Property, plant and equipment:
  Electric utility                                      $ 14,201.6   $ 13,896.6   $ 13,376.1   $ 12,930.6   $ 12,397.7   $ 11,822.4
  Nuclear fuel                                               836.0        817.2        814.1        754.6        766.4        732.9
  Other                                                      939.8        701.6        724.5        451.4        213.4        108.8
     Total                                                15,977.4     15,415.4     14,914.7     14,136.6     13,377.5     12,664.1

Less accumulated depreciation,
  depletion and amortization                               5,655.1      5,170.0      4,802.1      4,459.5      4,110.5      3,725.5
Net property, plant and equipment                       $ 10,322.3   $ 10,245.4   $ 10,112.6   $  9,677.1   $  9,267.0   $  8,938.6
CWIP included in property,
  plant and equipment                                   $    512.1   $    828.2   $    913.1   $    840.9   $    736.1   $    691.7

Consolidated Statements of Income and Retained Earnings


For The Years Ended December 31,                  1995            1994          1993
(millions, except per share amounts)

Operating revenues and income:
  Electric utility                             $ 4,350.4      $ 4,170.8      $ 4,187.3
  Nonutility                                       301.3          320.3          246.6
  Total operating revenues and income            4,651.7        4,491.1        4,433.9
Operating expenses:
  Fuel, net                                      1,006.9          973.0          959.5
  Purchased power capacity, net                    688.4          669.4          646.1
  Restructuring                                    121.5
  Other operation                                  724.0          739.6          647.8
  Maintenance                                      260.5          263.2          279.5
  Depreciation, depletion and amortization         551.0          533.1          509.5
  Other taxes                                      273.8          274.6          264.2
  Total operating expenses                       3,626.1        3,452.9        3,306.6
Operating income                                 1,025.6        1,038.2        1,127.3
Other income                                         7.3           13.5           15.1
Income before fixed charges and
  federal income taxes                           1,032.9        1,051.7        1,142.4
Fixed charges:
  Interest charges, net                            381.7          360.3          373.5
  Preferred dividends of Virginia Power             44.1           42.2           42.1
  Total fixed charges                              425.8          402.5          415.6
Income before provision for
  federal income taxes                             607.1          649.2          726.8
  Provision for federal income taxes               182.1          171.0          210.2
Net income                                     $   425.0      $   478.2      $   516.6
Retained earnings, January 1                     1,455.2        1,417.8        1,319.1
Common dividends and other deductions:
  Dividends                                       (448.7)        (434.7)        (411.2)
  Other deductions                                  (3.9)          (6.1)          (6.7)
Retained earnings, December 31                 $ 1,427.6      $ 1,455.2      $ 1,417.8
Earnings per common share                      $    2.45      $    2.81      $    3.12
Dividends paid per common share                $    2.58      $    2.55      $    2.48
Average common shares outstanding                  173.8          170.3          165.7


The accompanying notes are an integral part of the Consolidated
Financial Statements.

Management's Discussion and Analysis of Operations:
(Unaudited)

Overview

Dominion Resources achieved earnings of $425.0 million in 1995 or $2.45 per average common share, compared with earnings of $478.2 million in 1994 or $2.81 per share. Virginia Power contributed $2.24 per share in 1995, down 14 cents from $2.38 per share in 1994. Dominion Resources' nonutility businesses contributed 21 cents per share in 1995, down 22 cents from 43 cents per share in 1994.

EPS                   1995        Change      1994       Change      1993
Virginia Power       $  2.24      (5.9)%    $  2.38      (15.6)%   $  2.82
Nonutility              0.21     (51.2)%       0.43       43.3%       0.30
Consolidated         $  2.45     (12.8)%    $  2.81       (9.9)%   $  3.12

Net Income            1995        Change      1994       Change      1993
(millions)
Net income           $ 425.0     (11.1)%    $ 478.2       (7.4)%   $ 516.6
Shares                 173.8       2.1%       170.3        2.8%      165.7
ROE                      9.2%                  10.6%                  12.2%



The 1995 results were affected by a number of factors described below:

Virginia Power

Earnings Impacts Included:

--increase  in  kilowatt-hour   (kwh)  sales  from  both  retail  and  wholesale
customers; and

--increase in operating expenses attributable to restructuring costs, which reduced earnings by 44 cents per share (see Note O).

Nonutility Businesses

Earnings Impacts Included:

--decrease in income from Dominion Energy attributable to the sale of the Black Warrior Trust units, which increased earnings by 17 cents per share in 1994.

--increase in Dominion Resources' holding company expenses attributable to restructuring costs and other charges, which reduced earnings by 5 cents per share in 1995.

Virginia Power

Virginia Power's Operating Results

As part of the Vision 2000 program, Virginia Power recorded $117.9 million of restructuring charges in 1995 (see Note O). Restructuring charges included severance costs, purchased power contract cancellation and negotiated settlement costs, capital project cancellation costs and other costs. Without restructuring costs, balance available for common stock in 1995 would have increased by $76.6 million.

     Virginia Power will incur additional restructuring charges in 1996. However, the amount of restructuring charges yet to be incurred is not known at this time. Savings to be realized will be reflected in lower construction expenditures, as well as lower operation and maintenance expenses.

     Virginia Power in 1994 recognized a net cost of $41.6 million associated with voluntary separation and early retirement packages accepted by about 1,400 employees. In addition, lower base revenues when compared with 1993 contributed to a decrease in the balance available for common stock in 1994.


                             1995      Change     1994       Change      1993
(millions)
Revenues                   $4,350.4     4.3%    $4,170.8      (0.4)%   $4,187.3
Operating expenses          3,375.8     5.0%     3,216.4       3.1%     3,120.4
Balance available for
  common stock                388.7    (4.0)%      404.9     (13.3)%      466.9

Virginia Power's Operating Revenues

     In 1995 Virginia Power's revenues increased primarily due to the weather experienced in the last six months of 1995, increased customer growth and increased sales to wholesale customers.

     Revenues decreased in 1994 primarily because of lower base revenues for Virginia jurisdictional and County and Municipal customers. In February 1994, Virginia Power received a final order from the Virginia Commission in its 1992 base rate case that lowered the allowed return on equity to 11.4%.

Operating Revenues

                                                        Increase (decrease)
                                                         from prior year

                                                   1995                1994
(millions)
Customer growth                                   $ 76.2             $ 22.5
Weather                                             81.6               (8.8)
Change in base revenues                              6.3              (35.0)
Fuel cost recovery                                  (8.9)              (7.9)
Other                                               24.4               12.7
Total                                             $179.6             $(16.5)

During 1995, Virginia Power had 44,955 new connections to its system compared to 46,741 in 1994.

Kilowatt-Hour Sales

                           1995       Change      1994       Change     1993

(millions)
Residential               22,512       4.1%      21,621      (1.0)%     21,846
Commercial                19,486       3.6%      18,801       1.5%      18,526
Industrial                10,606       3.6%      10,235       4.0%       9,840
Other                      8,261       3.9%       7,950      (0.3)%      7,971
  Total retail            60,865       3.9%      58,607       0.7%      58,183
Wholesale                 08,088      13.4%      07,134       4.1%      06,853
Total sales               68,953       4.9%      65,741       1.1%      65,036

Degree-Days                        1995          1994       Normal
Cooling degree days               1,667        1,613        1,534
Percentage change compared
 to prior year                     3.3%       (5.2)%
Heating degree days               3,790        3,515        3,662
Percentage change compared
 to prior year                     7.8%       (8.3)%


The increase in kilowatt-hour sales in 1995 as compared to 1994 reflects increased customer growth and the weather experienced in the last six months of 1995, partially offset by the milder weather experienced in the first six months of 1995.

     The increase in kilowatt-hour sales in 1994 as compared to 1993 reflects the extreme weather experienced in January 1994, partially offset by lower sales during the second half of 1994 because of milder weather.

     The increase in sales to wholesale customers in 1995, as compared to 1994, was primarily due to weather experienced in surrounding regions by other utilities during the last six months of 1995 and increased marketing efforts by Virginia Power.

Virginia Power's Operating Expenses
(excluding federal income taxes)


                           1995       Change       1994      Change     1993
Fuel, net                $1,006.9      3.5%     $  973.0      1.4%     $  959.5
Purchased power
 capacity, net              688.4      2.8%        669.4      3.6%        646.1
Other operation             543.8     (5.8)        577.4      9.8%        525.7
Maintenance                 260.5     (1.0)        263.2     (5.8)        279.5
Restructuring               117.9
Depreciation and
  amortization              503.5      4.7%        480.7      3.8%        462.9
Taxes, other
  than income            $  254.8      0.8%     $  252.7      2.4%     $  246.7
Total                    $3,375.8      5.0%     $3,216.4      3.1%     $3,120.4

Other operation and maintenance expenses decreased in 1995 as compared to 1994.

     Expenses during 1994 included payroll and voluntary separation costs for those employees who elected to terminate service with Virginia Power under the 1994 Early Retirement and Voluntary Separation Programs, offset in part by recognition of insurance policyholder distributions. Expenses in 1995 reflected a decrease in payroll costs due to reduced staffing levels and weather-related overtime offset by 1995 salary increases and the impact of employees being reassigned from capital to operation and maintenance activities. In addition, 1995 expenses include expenses associated with the North Branch Power Station, increased obsolete inventory costs, increased accruals for employee benefits, and increased nuclear outage costs.

[place chart here]

Virginia Power
1995 System
Energy Output

Nuclear             32%
Coal                39%
Oil                  1%
Purchased Power     25%
Other                3%

Nonutility

Nonutility Operating Results

The nonutility net income decreased in 1995 as compared to 1994 because of the sale of the Black Warrior Trust units. The sale of the units, which hold royalty interests in proven, developed natural gas properties, provided a net gain of $28.9 million in the second quarter of 1994.

     Dominion Resources also recorded $3.6 million in restructuring expenses and $8.8 million in other charges in the fourth quarter of 1995. These expenses included restructuring costs at the holding company as well as litigation and other costs. All outstanding shareholder claims that were made in 1994 have been resolved.

     Without restructuring costs, net income in 1995 would have increased by $2.3 million and without other charges, net income in 1995 would have increased by $5.8 million.

     The nonutility companies increased net income in 1994 as compared to 1993 by 47.7% because of Dominion Energy's sale of the Black Warrior Trust units.

                        1995       Change     1994       Change    1993

(millions)
Revenues               $301.3       (5.9)%   $320.3       29.9%   $246.6
Operating expenses      244.6        4.8%     233.4       28.7%    181.4
Net income               36.3      (50.5)%     73.4       47.7%     49.7

Nonutility Operating Revenues

Nonutility revenues decreased in 1995 because of the sale of the Black Warrior Trust units in 1994, partially offset by revenues at Dominion Capital's financial services company, First Source Financial, which began operating in April, 1995.

     The $8.3 million gain from the sale of the remaining Black Warrior Trust units in 1995 also partially offset the decrease in nonutility revenues.

     The 1994 revenue increase was attributable to the sale of the Black Warrior Trust units, partially offset by lower revenues from the Vidalia hydroelectric plant when compared with extraordinary water flows experienced in 1993.

Nonutility Operating Expenses

Operating expenses increased in 1995 because of restructuring and other charges which were incurred by Dominion Resources' holding company.

     The increase in 1994 operating expenses was consistent with revenue increases.

Consolidated Non-operating Items

Income Taxes

Income taxes increased in 1995 compared to 1994 primarily because of decreases in nonconventional fuel credits and other tax benefits. The nonutility companies recorded tax credits of $33.0 million in 1995. They were primarily generated from investments in low-income housing projects and natural gas production activities.

     Income taxes decreased in 1994 compared to 1993 primarily because of decreased pre-tax book income from the utility. This was partially offset by a tax increase from the nonutility companies because of the sale of the Black Warrior Trust units. The nonutility companies recorded tax credits of $36.6 million in 1994.

Interest Charges

Interest charges increased in 1995 as compared to 1994 primarily as a result of higher interest rates on the utility's First and Refunding Mortgage Bonds and Pollution Control Notes and as a result of a reduction of $10.6 million in the interest accrued for prior years on certain tax obligations in 1994.

     Interest charges decreased in 1994 as compared to 1993 as a result of the utility's reduction of $10.6 million in the interest accrued for prior years on certain tax obligations, and the utility's refinancing activities in current and prior years.

Future Issues

Recently Issued Accounting Standards

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which must be adopted by the company by January 1, 1996. This statement requires the company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and requires rate-regulated companies to write-off regulatory assets against earnings whenever those assets no longer meet the criteria for recognition of a regulatory asset as defined by SFAS No. 71.

     Based on the company's current operating environment, adoption of SFAS 121 is not expected to have a material impact. However, the Virginia Commission has established a proceeding to examine the issue of competition and the regulatory framework in Virginia. In addition, the Federal Energy Regulatory Commission
(FERC) has initiated proceedings to address open-access transmission policy. If future regulatory reform should provide for a departure from cost-based regulation, regulators, electric utilities and other parties involved in the restructuring of the electric industry would face significant issues. One such issue is concerned with potential "stranded investment." Stranded investment represents costs incurred or commitments made by utilities under traditional cost-based regulation based on an obligation to serve supported by an implicit promise to recover prudently incurred costs that may not be reasonably expected to be recovered. Regulatory assets recognized under SFAS 71, unrecovered investment in power plants and commitments such as long-term purchased power contracts are items that may become stranded investment if prices for electric services are based on market rather than the cost of providing that service.

     Virginia Power expects to continue to operate under regulation and to recover its cost of providing traditional electric service. However, the form of cost-based rate regulation, under which the Company operates, may evolve in the future to accommodate changes in the industry and to address issues such as recovery of potential stranded investment. At this time, company management can predict neither the ultimate outcome of the regulatory reform initiatives in the electric utility industry nor the impact such changes would have on the company.

     In 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation." The company has decided to continue to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for recognition and measurement purposes.

Utility Issues

Regulatory Policy: Regulatory policy continues to be of fundamental importance to Virginia Power. The cost of purchased capacity constitutes a large category of cost incurred in Virginia Power's operations. The Virginia Commission has authorized rates providing for the current recovery of the ongoing levels of capacity payments. Moreover, the Commission has established and reaffirmed deferral accounting that is intended to ensure dollar for dollar recovery of reasonably incurred capacity costs.

Competition: In light of existing and potential threats and opportunities brought about by increased competition in the wholesale and retail markets for electricity, Virginia Power has undertaken cost-cutting measures to maintain its position as a low-cost producer of electricity, engaged in re-engineering efforts of its core business processes, and pursued a strategic planning initiative called Vision 2000 to encourage innovative approaches to serving traditional markets and to prepare appropriate methods by which to service future markets. In furtherance of these initiatives, Virginia Power has established separate business units for its nuclear operations, fossil and hydroelectric operations, commercial operations, as well as its energy services business. It has gained regulatory approval of innovative pricing proposals for industrial loads in Virginia and North Carolina, entered into an energy partnership with a key industrial customer, and in January 1996, acquired two energy services divisions of A & C Enercom of Atlanta, Georgia, which Virginia Power formed into a non-regulated subsidiary, A & C Enercom, Inc.

     As part of its Vision 2000 program, Virginia Power has developed a regulatory/legislative strategy intended to establish an orderly transition to a more competitive environment.

It supports a number of legislative proposals that have been introduced during the 1996 session of the Virginia General Assembly that are aimed at achieving greater flexibility for both the Virginia Commission and Virginia Power.

     Virginia Power will continue to be affected by the developing competitive market in wholesale power. Under the Energy Policy Act of 1992, any participant in the wholesale market can obtain a FERC order to provide transmission services, under certain conditions.

     In 1995 a wholesale power group was formed within Virginia Power to engage in the purchase and sale of whole sale electric power. The group has already developed trading relationships beyond the geographic limits of Virginia Power's retail service territory.

     In 1995, FERC issued a Notice of Proposed Rulemaking (NOPR) regarding open-access transmission service and a NOPR regarding real-time information networks and standards of conduct. The real-time information network would provide transmission users data concerning the availability of transmission service on a same-time basis. Virginia Power filed comments in both proceedings supporting FERC's objective to promote comparable open-access transmission service, however, the company urged FERC to rethink its suggestion of functional unbundling to insure the continued reliability of the transmission system.

     At present, competition for retail customers is limited. It arises primarily from the ability of certain business customers to relocate among utility service territories, to substitute other energy sources for electric power and to generate their own electricity. While the Energy Policy Act bans federal orders of transmission service to ultimate customers, broader retail competition that would allow customers to choose among electric suppliers is the subject of intense debate, both legislative and regulatory. If such competition were to develop, it would have the potential to shift costs among customer classes and to create significant transitional costs.

     Potential competition also exists for Virginia Power's sales to its wholesale cooperative and municipal customers. However, nearly all of this service is under contracts with multi-year notice provisions. To date, Virginia Power has not experienced any material loss of load, revenues or net income due to competition for its wholesale customers. The utility believes it has a strong capability to meet future competition.

     The City of Falls Church, Virginia, has indicated that it intends to pursue the establishment of a municipal electric system. In response to a Virginia Power petition, the Commission has ruled that it has jurisdiction over the City and that the City must seek approval from the Commission prior to implementing plans to condemn Virginia Power facilities within the City. Revenues from retail sales within the City of Falls Church account for less than 0.2% of Virginia Power's total revenues. As a result, Virginia Power will not experience a material loss of revenues or net income should a municipal electric system be created. No other city has communicated to Virginia Power any interest in forming a municipal electric system.

     In accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the company's financial statements reflect assets and costs based on current cost- based ratemaking regulations. Continued accounting under SFAS No. 71 requires that the following criteria be met:

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

     A utility's operations or portion of operations can cease to meet these criteria for various reasons, including a change in the method of regulation or a change in the competitive environment for regulated services. A utility whose operations or portion of operations cease to meet these criteria should discontinue application of SFAS No. 71 and write-off any regulatory assets and liabilities for those operations that no longer meet the requirements of SFAS No. 71. The company's operations currently satisfy the SFAS No. 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on the Company's results of operations and financial position may result.

     Environmental Matters: Virginia Power is subject to rising costs resulting from a steadily increasing number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment, and monitoring obligations of Virginia Power. These costs have been historically recovered through the ratemaking process; however, should material costs be incurred and not recovered through rates, Virginia Power's results of operations and financial condition could be adversely impacted.

     Virginia Power incurred expenses of $68.3 million, $67.3 million and $72.2 million (including depreciation) during 1995, 1994 and 1993, respectively, for environmental protection facilities and expects these expenses to be approximately $68.3 million in 1996. In addition, capital expenditures to limit or monitor hazardous substances were $23.4 million, $47.3 million and $94.4 million for 1995, 1994 and 1993, respectively. The amount estimated for 1996 for these expenditures is $24.5 million.

     The Clean Air Act, as amended in 1990, requires Virginia Power to reduce its emissions of sulfur dioxide and nitrogen oxides. Beginning in 1995, the sulfur dioxide reduction pro gram is based on the issuance of a limited number of sulfur dioxide emission allowances, each of which may be used as a permit to emit one ton of sulfur dioxide into the atmosphere or may be sold to someone else. The program is administered by the Environmental Protection Agency
(EPA). Virginia Power has installed sulfur dioxide (SO2) control equipment on Unit 3 at Mt. Storm Power Station. The SO2 control equipment began operation on October 31, 1994. The cost of this and related equipment was $147 million. Virginia Power has completed its compliance plan for Phase II of the Clean Air Act, with the exception of some additional studies concerning Phase II nitrogen oxide (NOx) controls. The plan will involve switching to lower sulfur coal, purchase of emission allowances and addi tional NOx and SO2 controls. Maximum flexibility and least- cost compliance will be maintained through annual studies. Capital expenditures on Clean Air Act compliance over the next 5 years are projected to be approximately $61 million.

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

     Nuclear Operations: Three normal refueling outages are currently scheduled for 1996. Refueling outages typically occur every 18 months and last for approximately 48 days. Virginia Power's goal is to reduce refueling outages from an average of 48 days to 35 days. When nuclear units are refueled, Virginia Power replaces the nuclear-generated power with other more expensive sources. A reduction in the length of the outage should result in increased availability of low-cost nuclear generation, thereby lowering generation expenses.

     The Nuclear Regulatory Commission revised the nuclear power plant license renewal rules issued in 1991. Virginia Power intends to work with industry groups on license renewal programs and to apply for renewal of the current 40-year licenses by 1999.

Nonutility Issues

Independent Power: The major emphasis in expanding Dominion Energy's core independent power business is international. With investments in Argentina, Bolivia and Belize and growing interest elsewhere, the related risks include currency fluctuations, developments in national markets, and governmental actions. Dominion Energy is managing these risks by limiting its investments to stable countries and by avoiding over-commitment to one country or region. In the United States, the continuing industry trend toward deregulation will offer opportunities to acquire existing assets.

     Dominion Energy's U.S. independent power contracts generally are not variable based on current market prices. To date, none of the company's contractual purchasers have sought to modify the terms of any of the company's independent power contracts. If any of these contracts were to be challenged and unfavorably modified there could be a significant impact on the company's results of operations. Although, in the future, there could be challenges to the enforceability of these power sales contracts, management has evaluated all of its significant independent power contracts and concluded that the terms of such contracts are enforceable.

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

     Commercial Lending: Dominion Capital's joint venture, First Source Financial LLP, lends to middle-market companies. First Source serves the nation's demand for loans to businesses which need funds for expansion, recapitalization and acquisition. The critical risk to financial performance of First Source is a decline in the general economy and competitive forces affecting individual borrowers. This risk is reduced through a policy of diversification of the lending portfolio. First Source has assembled a proven management team, identified a specific market and established a strategic plan for growth in the commercial lending arena.

Corporate Issues

Dominion Resources is unable to predict how changing industry conditions may affect future results and that it is possible that in order to address changing conditions in ways that are designed to improve the ability of Dominion Resources and Virginia Power to compete and to serve the goal of preserving and enhancing shareholder value, it may be necessary to effect structural changes either within Virginia Power or with respect to the holding company structure.

     During 1995, in a proceeding instituted by the Virginia Commission in 1994 into the relationship between Dominion Resources and Virginia Power, the Commission Staff filed a Final Report, making numerous recommendations on corporate governance, intercompany relationships and regulatory tools for the Commission, and the Commission entered a con sent order, effective until July 2, 1996, requiring Commission approval before Dominion Resources may take certain corporate actions involving Virginia Power. The two companies have responded to the Final Report. The Staff's final response is due March 15, 1996. Dominion Resources is unable to predict the outcome of these matters.

Consolidated Balance Sheets

Assets

At December 31,                                         1995         1994
(millions)
Current assets:
  Cash and cash equivalents                           $  66.7       $ 146.7
  Trading securitie                                      10.8         110.8
  Customer accounts receivable, net                     362.6         202.7
  Other accounts receivable                             104.2          83.2
  Accrued unbilled revenues                             179.5          97.4
  Materials and supplies at average cost or less:
    Plant and general                                   160.2         186.6
    Fossil fuel                                          71.2         122.9
  Other                                                 141.5         136.2
                                                      1,096.7       1,086.5

Investments:
  Investments in affiliates                             436.2         282.8
  Available-for-sale-securities                         285.5         286.5
  Nuclear decommissioning trust funds                   351.4         260.9
  Investments in real estate                            133.0         107.5
  Other                                                 236.6         222.4
                                                      1,442.7       1,160.1

Property, plant and equipment:
(includes plant under construction of
$512.1 [1994-$828.2])                                15,977.4      15,415.4
  Less accumulated depreciation, depletion
    and amortization                                  5,655.1       5,170.0


                                                     10,322.3      10,245.4

Deferred charges and other assets:
  Regulatory assets                                     816.4         871.0
  Other                                                 225.2         199.2
                                                      1,041.6       1,070.2

Total assets                                        $13,903.3     $13,562.2

The accompanying notes are an integral part of the Consolidated
Financial Statements.

Liabilities and Shareholders' Equity

At December 31,                                            1995         1994
(millions)

Current liabilities:
  Securities due within one year                       $   420.8      $   399.1
  Short-term debt                                          236.6          146.0
  Accounts payable, trade                                  336.7          343.5
  Accrued interest                                         110.5          106.3
  Accrued payroll                                           77.7           59.5
  Severance costs accrued                                   42.5
  Customer deposits                                         55.4           55.0
  Other                                                    114.0          128.0
                                                         1,394.2        1,237.4

Long-term debt:
  Utility                                                3,889.4        3,910.4
  Nonrecourse-nonutility                                   523.5          640.2
  Other                                                    199.0          160.0
                                                         4,611.9        4,710.6

Deferred credits and other liabilities:
  Deferred income taxes                                  1,661.1        1,613.6
  Investment tax credits                                   272.2          289.2
  Deferred fuel expenses                                    57.7           51.5
  Other                                                    340.2          257.7
                                                         2,331.2        2,212.0
Total liabilities                                        8,337.3        8,160.0

Commitments and contingencies

Virginia Power obligated mandatorily redeemable
  preferred securities of subsidiary trust*                135.0

Preferred stock:

  Virginia Power stock subject to
    mandatory redemption                                   180.0          222.1
  Virginia Power stock not subject to
    mandatory redemption                                   509.0          594.0

Common shareholders' equity:
  Common stock--no par authorized 300,000,000 shares,
    outstanding--176,414,110 shares at 1995 and
    172,405,049 shares at 1994                           3,303.5        3,157.6
  Retained earnings                                      1,427.6        1,455.2
  Allowance on available-for-sale securities                (6.7)         (47.8)
  Other paid-in capital                                     17.6           21.1
                                                         4,742.0        4,586.1
Total liabilities and shareholders' equit              $13,903.3      $13,562.2

*As described in Note L, the 8.05% Junior Subordinated Notes totaling $139.2 million principal amount constitute 100% of the Trust's assets.

Consolidated Statements of Cash Flows
For The Years Ended December 31,                       1995         1994        1993
(millions)

Cash flows from (to) operating activities:
  Net income                                        $  425.0      $  478.2    $  516.6
  Adjustments to reconcile net income
    to net cash:
    Depreciation, depletion and amortization           633.5         610.7       593.9
    Deferred income taxe                                26.4          68.2        34.7
    Investment tax credits, net                        (16.9)        (17.1)      (19.2)
    Allowance for other funds used
      during construction                               (6.7)         (6.4)       (5.1)
    Deferred fuel expense                                6.2          (2.6)      (36.1)
    Deferred capacity expense                            6.4          26.5        72.8
    Restructuring expenses                              96.2
    Non-cash return on terminated construction
      project costs--pre-tax                            (8.4)        (10.3)      (11.9)
    Gain on sale of trust units                         (8.7)        (49.0)
    Changes in current assets and liabilities:
      Accounts receivable                              (38.7)         19.1       (56.6)
      Accrued unbilled revenue                         (27.7)         11.9        (6.3)
      Materials and supplies                            61.1          (6.5)       27.4
      Accounts payable, trade                          (37.6)         32.6        26.5
      Accrued interest and taxes                        33.6         (46.5)       31.1
    Provision for rate refunds                         (12.2)        (89.5)      (87.6)
    Other changes                                       39.8         (27.5)       16.8
Net cash flows from operating activities             1,171.3         991.8     1,097.0
Cash flows from (to) financing activities:
  Issuance of common stock                             161.7         186.7       196.6
  Issuance of preferred stock                          150.0
  Preferred securities of subsidiary trust             135.0
  Issuance of long-term debt:
    Utility                                            240.0         464.0     1,035.0
    Nonrecourse-nonutility                              54.3          18.7       288.4
  Issuance (repayment) of short-term debt              101.1        (117.0)      133.4
  Repayment of long-term debt and
    preferred stock                                   (553.0)       (349.6)   (1,241.6)
  Common dividend payments                            (448.7)       (434.7)     (411.2)
  Other                                                (20.5)         (8.0)       (8.8)
Net cash flows from (to) financing activities         (330.1)       (239.9)      141.8
Cash flows from (used in) investing activities:
  Utility capital expenditures
    (excluding AFC-equity funds)                      (577.5)       (660.9)     (712.8)
  Acquisition of natural gas and
    independent power properties                      (128.5)       (316.8)
  Sale of accounts receivable, net                    (160.0)
  Sale of trust unit                                    16.4         128.4
  Other investments                                    (71.6)        (74.3)     (189.6)
Net cash flows used in investing activities           (921.2)       (707.2)
Increase (decrease) in cash
and cash equivalents                                $  (80.0)     $   44.7    $   19.6
Cash and cash equivalents at beginning
of the year                                            146.7         102.0        82.4
Cash and cash equivalents at end of the year        $   66.7      $  146.7    $  102.0

The accompanying notes are an integral part of the Consolidated Financial Statements.

Management's Discussion and Analysis of Cash Flows and Financial Condition:
(Unaudited)

Consolidated

Financing Activity

Each of Dominion Resources' subsidiaries--Virginia Power, Dominion Capital, and Dominion Energy--obtains capital primarily through cash from operations, financings and equity contributed by the parent. The utility and nonutility companies obtain financing based on their individual credit profiles and ability to repay the debt. In no way are the other companies contingently liable for each other's indebtedness.


Commercial  Paper

To finance working capital for operations, proceeds from the sale of Dominion Resources commercial paper in regional and national markets are made available to its nonutility subsidiaries under the terms of intercompany credit agreements. To support these borrowings, Dominion Resources had available bank lines of credit totaling $300.8 million at the end of 1995. Amounts borrowed by the subsidiaries are repaid to Dominion Resources through cash flows from operations and through proceeds from permanent financings.

Common Equity

Dominion Resources made no underwritten public offerings of common stock in 1995, but did raise capital from sales of common stock through an Automatic Dividend Reinvestment and Stock Purchase Plan, a Customer Stock Purchase Plan, and an Employee Savings Plan. Dominion Resources will continue to raise capital through these plans in 1996. Proceeds from these plans were (in millions):
1995-$136.9; 1994-$166; and 1993-$196.6. Reflected in the amounts of proceeds from these plans were the repurchases of 685,500 shares of common stock in 1995 for an aggregate price of $24.8 million, and 566,000 shares in 1994 for an aggregate price of $20.7 million. Dominion Resources is authorized to repurchase up to 5 million shares of its common stock.

Virginia Power

Liquidity and Capital Resources

Liquidity is important to Virginia Power because of the capital intensive nature of its business, which requires large investments in long-lived assets. Cash from operations has accounted for, on average, 72 percent of Virginia Power's cash requirements during the past three years. Virginia Power's major external sources of financing during 1995 were the issuances of $200 million of First and Refunding Mortgage Bonds, $135 million of preferred securities of a subsidiary trust, and $40 million of unsecured medium term notes. The proceeds from these financings were used for redemptions of various series of Dividend Preferred Stock having an aggre gate principal value of $126.7 million, and payment of a portion of Virginia Power's mandatory debt maturities and capital requirements. During the year, Virginia Power retired $312.3 million of securities through mandatory debt maturities.

Cash Flows

                                  1995         1994         1993
(millions)
Sources of cash:
Cash from operations            $1,125.4     $1,018.3     $1,022.9
Common stock                                     75.0         50.0
Preferred securities of a
  subsidiary trust                 135.0
Preferred stock                                              150.0
Long-term debt                     240.0        464.0      1,035.0
Other                              177.4          6.9         76.2
                                $1,677.8     $1,564.2     $2,334.1
Uses of cash:
Utility plant                   $  519.9     $  580.9     $  644.9
Nuclear fuel                        57.6         80.0         67.9
Repayment of long-term debt
 and preferred stock               439.0        334.3      1,072.1
Dividends                          438.6        438.2        421.1
Nuclear decommissioning
 contributions                      28.5         24.5         24.4
Other                              194.2        106.3        103.7
                                $1,677.8     $1,564.2     $2,334.1


These  transactions,  among other  factors,  had the effect of raising  Virginia
Power's  embedded  cost of debt  from  7.65  percent  to 7.73  percent  in 1995.

     Virginia Power's common equity portion of its capitaliza tion was 43.8 percent at December 31, 1995.

     Virginia Power's commercial paper program is supported by a $300 million revolving credit facility. The program's debt limit is $300 million. Proceeds from the sale of commercial paper are primarily used to finance working capital for operations. Net borrowings under the commercial paper program were $169 million at the end of 1995.

     In 1995, Virginia Power paid common stock and preferred stock dividends of $394.3 million and $44.3 million, respectively.

Capital Requirements

     Virginia Power presently anticipates that kilowatt-hour sales will grow approximately two percent a year through 2010. Capacity needed to support this growth will be provided through a combination of generating units constructed by Virginia Power and purchases from nonutility generators and other utility generators. Each of these options plays an important role in Virginia Power's overall plan to meet capacity needs. After 1996, no new base load generation is expected to be needed until the end of the next decade. From 2000 until 2009, Virginia Power will need to add peaking or intermediate units to meet anticipated demand.

[place graph here]

Virginia Power
Capital Expenditures
(Millions of Dollars)

93        713
94        661
95        578
96        569
97        530
98        531

     Construction continues on the Clover project in which Virginia Power has a 50 percent ownership interest. Virginia Power's share of construction costs is estimated to be $514.7 million. As of December 31, 1995, Virginia Power had incurred $500.7 million in construction expenditures. Clover Unit 1 began commercial operation in October 1995 and Clover Unit 2 is expected to be in service by April 1996.

     In 1995, with the near completion of the 832 megawatt coal- fired power station near Clover, Virginia, Virginia Power began a period in which internal cash generation will exceed con struction expenditures.

     The internal generation of cash in 1994 and 1993 provided 88 percent and 84 percent, respectively, of the funds required for Virginia Power's capital requirements.

     Virginia Power will require $259.6 million to meet long-term debt maturities in 1996. Virginia Power presently estimates that, for 1996, all of its construction expenditures, including nuclear fuel expenditures, will be met through cash flow from operations. Other capital requirements will be met through a combination of sales of securities and short-term borrowings.

     Projected construction and nuclear fuel expenditures for the next three years are expected to total approximately $1.6 billion, including allowance for funds used during construction (AFC).

Nonutility

Liquidity and Capital Resources

Current capital requirements for nonutility operations are funded from: internally generated funds; intercompany credit agreements with Dominion Resources; a $200 million medium-term note facility; $185 million in bank revolving credit agreements and a $90 million commercial paper program. In 1995, net borrowings decreased by $121.5 million, primarily due to the cash inflow from the equity contributions of Dominion Resources. In 1994, net borrowings decreased by $33.7 million, primarily due to the cash inflow from the sale of the Black Warrior Trust units. Net borrowings increased by $264.2 million during 1993. These funds were borrowed principally for investments in marketable securities, natural gas acquisitions, land acquisitions and independent power projects.

Cash Flows
                                  1995       1994      1993
(millions)
Sources of cash:
Cash from operations             $ 91.5     $ 48.1     $116.9
Issuance of debt                   48.7       81.3      415.5
Sale of trust units                16.4      128.4
Contribution from parent          299.3        4.9       35.0
Other                              13.6       55.9       91.9
                                 $469.5     $318.6     $659.3

Uses of cash:
Investments                      $ 52.8     $ 39.8     $ 61.7
Independent power properties       60.2                 214.1
Natural gas properties             68.3       60.4      102.7
Land and land development          11.7                   0.6
Repayment of debt                 170.2      115.0      151.3
Dividends                          54.3       39.1       32.9
Other                              52.0       64.3       96.0
                                 $469.5     $318.6     $659.3



In 1995 Dominion Capital and Dominion Energy received $150 million and $149.3 million, respectively, from Dominion Resources to finance operations.

     Nonutility capital requirements in 1996 are expected to be funded primarily by equity contributions and cash flows from operations.

Financial Position
                                    1995         1994         1993
(millions)
Marketable securities            $  296.3     $  397.3     $  436.9
Hydroelectric project               129.6        123.5        116.6
Enron/Dominion Cogen Corp.           91.6         86.2         90.0
Energy partnerships                 120.5        124.0        125.6
Venture partnership                  97.5
Financing partnership                59.0
Real estate partnerships             15.8         11.2         10.3
Other                               155.6        140.3        102.4
Total investments                $  965.9     $  882.5     $  881.8
Land and land development           122.2         97.2        104.7
Independent power properties        370.8        240.0        243.1
Natural gas properties              314.7        279.3        326.7
Other assets                        337.8        472.1        303.0
Total assets                     $2,111.4     $1,971.1     $1,859.3
Total long-term debt             $  523.5     $  640.2     $  700.6

Notes to Consolidated Financial Statements

Note A    Significant Accounting Policies

General: Dominion Resources, Inc. is a holding company headquartered in Richmond, Virginia. Its primary business is Virginia Electric and Power Company, which is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square mile area in Virginia and northeastern North Carolina. It sells electricity to retail customers (including governmental agencies) and to wholesale customers such as rural electric cooperatives and municipalities. The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for over 80 percent of its population.

     The company also operates business subsidiaries active in independent power production; the acquisition and sale of natural gas reserves; in financial services, and in real estate. Some of the independent power and natural gas projects are located in foreign countries. Net assets of approximately $200 million are involved in independent power production operations in Latin America.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses duringthe reporting period. Actual results could differ from those estimates.

     Dominion Resources is currently exempt from regulation as a registered holding company under the Public Utility Holding Company Act of 1935.

     Accounting for the utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by federal agencies and the com missions of the states in which the utility business operates.

     Consolidation: The Consolidated Financial Statements include the accounts of Dominion Resources and its subsidiaries. In consolidation, all significant inter-company trans actions and accounts have been eliminated.


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


Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1995, 1994 and 1993, $14.1 million, $13.8 million, and $11.1 million of interest cost was capitalized, respectively. Capitalized interest includes AFC- other funds for certain regulatory jurisdictions of $6.7 million, $6.4 million and $5.1 million for the years ended December 31, 1995, 1994 and 1993, respectively.


Major classes of property, plant and equipment and their respective balances are:

At December 31,                         1995            1994
(millions)
Utility:
Production                           $7,340.0        $6,916.6
Transmission                          1,316.1         1,301.2
Distribution                          4,215.7         3,989.8
Other electric                          817.7           860.8
Construction work-in-progress           512.1           828.2
Nuclear fuel                            836.0           817.2
 Total utility                       15,037.6        14,713.8
Nonutility:
Natural gas properties                  395.7           331.6
Independent power properties            462.7           253.0
Construction work-in-progress                            45.6
Other                                    81.4            71.4
 Total nonutility                       939.8           701.6
Total property, plant
 and equipment                      $15,977.4       $15,415.4


Depreciation, Depletion and Amortization: Depreciation of utility plant (other than nuclear fuel) is computed using the straight- line method based on projected useful service lives. The cost of depreciable utility plant retired and the cost of removal, less salvage, are charged to accumulated depreciation. The provi sion for depreciation on utility plant was based on weighted average depreciable plant using a rate of 3.2 percent for 1995, 1994, and 1993.

     Owned nuclear fuel is amortized on a unit-of-production basis sufficient to amortize fully, over the estimated service life, the cost of the fuel plus permanent storage and disposal costs.

     Costs in excess of net assets acquired from equity investments are amortized over periods not to exceed 40 years.

     Nuclear Decommissioning: Nuclear plant decommissioning costs are accrued and recovered through rates over the expected service lives of Virginia Power's nuclear generating units. The amounts collected from customers are being placed in trusts, which, with the accumulated earnings thereon, will be utilized solely to fund future decommissioning obligations.


                                        North Anna                 Surry
                                    Unit 1      Unit 2       Unit 1       Unit 2
NRC license expiration year         2018        2020         2012         2013
Method of decommissioning           DECON       DECON        DECON        DECON

(millions)
Current cost estimate (1994)
 dollars                            $247.0       $253.6      $272.4      $274.0
External trusts balance at
 December 31, 1995                    84.1         78.9        96.2        92.2
1995 contribution to external
 trusts                                6.1          5.7         8.0         8.7

     Approximately every four years, site-specific studies are prepared to determine the decommissioning cost estimate for Virginia Power's four nuclear units. The current cost estimate is based on the DECON method, which assumes the activities associated with the decontamination or prompt removal of radioactive contaminants will begin shortly after cessation of operations so that the property may be released for unre stricted use.

     The accumulated provision for decommissioning of $351.4 million and $260.9 million is included in accumulated depreciation, depletion and amortization at December 31, 1995 and 1994, respectively. Provisions for decommissioning of $28.5 million, $24.5 million and $24.4 million applicable to 1995, 1994 and 1993, respectively, are included in depreciation, depletion and amortization expense. The net unrealized gain of $40.7 million and a net unrealized loss of $5.2 million associated with securities held by Virginia Power's Nuclear Decommissioning trust at December 31, 1995 and 1994, respectively, are included in the accumulated provision for decommissioning.

     Earnings of the trust funds were $15.9 million, $15.2 million and $16.3 million for 1995, 1994 and 1993, respectively, and are included in other income in the Consolidated Financial Statements.

     The accretion of the accumulated provision for decom missioning, equal to the earnings of the trust funds, is also recorded in other income.

     The Financial Accounting Standards Board (FASB) is reviewing the accounting for nuclear plant decommissioning. If current electric utility industry practices for such decom missioning are changed, annual provisions for decommissioning could increase. FASB has tentatively determined that the estimated cost of decommissioning should be reported as a liability rather than as accumulated depreciation and that a substantial portion of the decommissioning obligation should be recognized earlier in the operating life of the nuclear plant.

     During its deliberations, FASB has expanded the scope of this project to include similar unavoidable obligations to per form closure and post-closure activities incurred as a condition to operate assets other than nuclear power plants. Whether this position, if adopted, would impact other assets of Virginia Power cannot be determined at this time. Furthermore, the FASB has tentatively determined that it would be inappropriate to account for cost of removal as negative salvage; thus, any forthcoming standard may also cause changes in industry plant depreciation practices.

     Federal Income Taxes: Dominion Resources and its subsidi aries file a consolidated federal income tax return.

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

     The pre-tax AFC rates for 1995, 1994 and 1993 were 8.9, 8.9 and 9.4 percent, respectively. Approximately 83 percent of Virginia Power's construction work in progress (CWIP) is now included in rate base and a cash return is collected currently thereon.

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

     Marketable Securities: Dominion Resources adopted, effective January 1, 1994, SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard requires companies to account for and classify investments in equity securities that have readily determinable fair values and for all investments in debt securities based on management's intent. The investments are to be classified into three categories and accounted for in the following manner.

     Debt securities which are intended to be held to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities purchased and held with the intent of selling them in the current period are classified as trading securities. They are reported at fair value and unrealized gains and losses are included in earnings. Debt and equity securities that are neither held-to-maturity or trading are classified as available-for-sale securities. These are reported at fair value with unrealized gains and losses reported in shareholders' equity, net of tax.

     This standard is to be applied on a prospective basis effective with fiscal years after December 15, 1993 and can not be applied retroactively to the prior year's financial statements.

     Nonrecourse-Nonutility Financings: Dominion Resources' non-utility subsidiaries issue debt to finance their operations and obtain financings that generally are secured by the assets of the nonutility subsidiaries. However, Dominion Resources may be required to provide contingent equity support or to maintain a minimum net worth at the nonutility subsidiaries. These financings have been segregated on the accompanying financial statements to distinguish their nonrecourse nature.

     Cash: Current banking arrangements generally do not require checks to be funded until actually presented for payment. At December 31, 1995 and 1994, the company's accounts payable included the net effect of checks outstanding but not yet presented for payment of $70.1 million and $72.2 million, respectively.

     For  purposes  of the  Consolidated  Statements  of  Cash  Flows,  Dominion
Resources considers cash and cash equivalents to include cash on hand and temporary investments purchased with a maturity of three months or less.

Supplementary Cash Flows Information:
                                        1995    1994    1993
(millions)
Cash paid during the year for:

Interest (reduced for net costs
 of borrowed funds capitalized)         $376.0  $355.9  $375.8

Federal income taxes                     159.6   154.2   187.8

Non-cash transactions from
investing and financing activities:

Exchange of long-term marketable
 securities                               12.3    11.8   169.8

Assumption of obligations and
 acquisition of utility property                  26.3
Other                                              3.1    (0.4)

Reclassification: Certain amounts in the 1994 and 1993 Consolidated Financial Statements have been reclassified to conform to the 1995 presentation.

Note B      Sale of Receivables:

Virginia Power has an agreement to sell, with limited recourse, certain accounts receivable including unbilled amounts, up to a maximum of $200 million. Additional receivables are continually sold, at Virginia Power's discretion, to replace those collected up to the limit. At December 31, 1995 no amount was outstanding; however, at December 31, 1994, $160 million of receivables had been sold and were outstanding under this agreement. The limited recourse is provided by Virginia Power's assignment of an additional undivided interest in accounts receivable to cover any potential losses to the purchaser due to uncollectible accounts. Virginia Power has provided for the estimated amount of such losses in its accounts.


Note C    Taxes
                                                         1995    1994    1993
(millions, except percentages)
Taxes other than federal income tax:
Real estate and property                                $91.2   $83.9   $84.8
State and local gross receipts                          104.8   104.9   100.8
Payroll                                                  31.1    33.9    31.3
Other                                                    46.7    51.9    47.3
                                                       $273.8  $274.6  $264.2

Provision for federal income taxes:
Included in operating expenses:
 Current                                               $179.8  $120.8  $197.2
Tax effects of temporary/
   timing differences:
   Liberalized depreciation                              56.6    61.3    50.6
   Indirect construction cost                           (13.8)  (21.5)  (23.2)
   Other plant related items                             12.1     4.0    19.9
   Deferred fuel                                         (2.2)    0.8    11.8
   Deferred capacity                                     (3.8)   (9.0)  (24.7)
   Separation costs                                     (12.4)
   Customer accounts reserve                                     36.8   (34.9)
   Intangible drilling costs                              3.6     4.1    15.3
   Other, net                                           (20.9)   (9.2)   17.4
                                                         19.2    67.3    32.2
Net deferred investment tax
 credits--amortization                                  (16.9)  (17.1)  (19.2)
Total provision for federal
 income tax expense                                    $182.1  $171.0  $210.2

Computation of provision for federal
 income tax:
Pre-tax income                                         $607.1  $649.2  $726.8

Tax at statutory federal income
 tax rate of 35% applied to
 pre-tax income                                        $212.5  $227.2  $254.4

Changes in federal income taxes
 resulting from:
Preferred dividends of
 Virginia Power                                          15.4    14.8    14.8
Amortization of investment tax
 credits                                                (16.9)  (17.1)  (16.1)
Nonconventional fuel credit                             (28.2)  (32.0)  (30.5)
Other, net                                               (0.7)  (21.9)  (12.4)
Total provision for federal
 income tax expense                                    $182.1  $171.0  $210.2

Effective tax rate                                        30%   26.3%   28.9%

Dominion Resources net noncurrent deferred tax liability is
attributable to:
                                                     1995          1994
(millions)
Assets:
Deferred investment tax credits                   $  (96.4)     $ (102.4)
Liabilities:
Depreciation method and plant
 basis differences                                $1,403.5      $1,349.7
Income taxes recoverable through future rates        171.6         172.9
Partnership basis differences                        111.5         104.3
Other                                                 70.9          89.1
Total deferred income tax liability                1,757.5       1,716.0
Net deferred income tax liability                 $1,661.1      $1,613.6

Note D    Regulatory Assets:

Certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets and are recognized in income as the related amounts are included in rates and recovered from customers. The company's regulatory assets included the following:

At December 31,                                 1995            1994
(millions)
Income taxes recoverable through
 future rates                                  $484.5          $488.2
Cost of decommissioning DOE uranium
 enrichment facilities                           78.5            83.7
Deferred losses (gains) on
 reacquired debt, net                            99.3           107.0
North Anna Unit 3 project termination costs     101.8           128.5
Other                                            52.3            63.6
Total                                          $816.4          $871.0


Income taxes recoverable through future rates represent principally the tax effect of depreciation differences not normalized. These amounts are amortized as the related temporary differences reverse.

     The costs of decommissioning Department of Energy's (DOE) uranium enrichment facilities have been deferred and represent the unamortized portion of Virginia Power's required contributions to a fund for decommissioning and decontaminating the DOE's uranium enrichment facilities. Virginia Power is making such contributions over a 15-year period with escalation for inflation. These costs are being recovered in fuel rates.

     Losses or gains on reacquired debt are deferred and amortized over the lives of the new issues of long-term debt. Gains or losses resulting from the redemption of debt without refinancing are amortized over the remaining lives of the redeemed issues.

     The construction of North Anna 3 was terminated in November 1982. All retail jurisdictions have permitted recovery of the incurred costs. For Virginia and FERC jurisdictional customers, the amounts deferred are being amortized from the date termination costs were first includible in rates.

     The incurred costs underlying these regulatory assets may represent expenditures by Virginia Power or may represent the recognition of liabilities that ultimately will be settled at some time in the future. For some of those regulatory assets representing past expenditures that are not included in Virginia Power's rate base or used to adjust Virginia Power's capital structure, Virginia Power is not allowed to earn a return on the unrecovered balance. Of the $816.4 million of regulatory assets at December 31, 1995, approximately $123 million represent past expenditures that are effectively excluded from the rate base by the Virginia State Corporation Commission that has primary jurisdiction over Virginia Power's rates. However, of that amount $101.8 million represent the present value of amounts to be recovered through future rates for North Anna Unit 3 project termination costs, and thus reflect a reduction in the actual dollars to be recovered through future rates for the time value of money. Virginia Power does not earn a return on the remaining $21.2 million of regulatory assets, effectively excluded from rate base, to be recovered over various recovery periods up to 23 years, depending on the nature of the deferred costs.

Notes  E   Jointly Owned Plants:

The following information relates to Virginia Power's proportionate share of jointly owned plants at December 31, 1995:

                                 Bath County
                                      Pumped        North Anna          Clover
                             Storage Station     Power Station   Power Station
Ownership interest                      60.0%             88.4%       50.0%
(millions)
Utility plant in service            $1,074.8         $1,798.5        $289.6
Accumulated depreciation               188.6            635.7           1.5
Nuclear fuel                                            405.1
Accumulated amortization
 of nuclear fuel                                        387.3
CWIP                                     0.7            110.9        211.1

The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly owned facilities in the same proportions as their respective ownership interest. Virginia Power's share of operating costs is classified in the appropriate expense category in the con solidated statements of income.

Note F       Short-Term Debt:

Dominion Resources and its subsidiaries have credit agreements with various expiration dates. These agreements provided for maximum borrowings of $885.8 million and $705.8 million at December 31, 1995 and 1994, respectively. At December 31, 1995 and 1994, $48.6 million and $135.2 million, respectively, was borrowed under such agreements and classified as long-term debt.

     Dominion Resources credit agreements supported $199 million and $224 million of Dominion Resources commercial paper at December 31, 1995 and 1994, respectively.

     Virginia Power credit agreements, which in September 1995 replaced the intercompany credit agreement with Dominion Resources, supported $169 million of Virginia Power commercial paper at December 31, 1995. No Virginia Power commercial paper was outstanding at December 31, 1994.

     A subsidiary of Dominion Capital also had $91 million and $90.7 million of nonrecourse commercial paper outstanding at December 31, 1995 and 1994, respectively. A total of $289 million and $250 million of the commercial paper was classified as long-term debt at December 31, 1995 and 1994, respectively. The commercial paper is supported by revolving credit agreements that have expiration dates extending beyond one year. Dominion Resources and its subsidiaries pay fees in lieu of compensating balances in connection with these credit agreements. A summary of short-term debt outstanding at December 31 follows:

                                        Amount          Weighted Average
                                   Outstanding             Interest Rate
(millions, except percentages)
1995
Commercial paper                        $169.0                      5.79%
Term-notes                                67.6                      11.7%
Total                                   $236.6

1994
Commercial paper                         $64.0                      6.08%
Term-notes                                82.0                      7.38%
Total                                   $146.0

Notes  G    Marketable Securities:

Effective January 1, 1994, Dominion Resources adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). The standard prescribes how companies are to account for and report investments in equity securities that have readily determinable fair values and for all investments in debt securities. This standard is effective for fiscal years beginning after December 15, 1993.

     Securities classified as available-for-sale as of December 31 follow:

                                Gross           Gross
                                Unrealized      Unrealized
Security                        Holding         Holding         Aggregate
Type            Cost            Gains           Losses          Fair Value
(millions)
1995
Equity          $288.3          $8.0            $16.5           $279.8
Debt               5.8                            0.1              5.7

1994
Equity          $334.5          $1.3            $54.2           $281.6
Debt               5.5                            0.6              4.9


Maturities of debt securities classified as available-for-sale as of December 31, 1995:

                                                 Aggregate
Security                                         Type Cost    Fair Value
(millions)
Tax exempt obligations:
   0-5 years                                         $0.3       $0.3
   After five years                                   5.1        5.0

Temporary investments and deposits:
   0-5 years                                         $0.1       $0.1
   After five years                                   0.3        0.3


For the years ended December 31, 1995 and 1994, the proceeds from the sales of available-for-sale securities were $49.4 million and $35.8 million, respectively. The gross realized gains and losses were $10.4 million and $0.1 million for 1995 and $0.4 million and $1.6 million for 1994, respectively. The basis on which the cost of these securities was determined is specific identification. For 1994, the gross gains included in earnings from transfers of securities from the available-for-sale category into the trading category was $0.8 million. The changes in net unrealized holding gain or loss on available-for-sale securities has resulted in an increase in the separate component of shareholders equity during the year ended December 31, 1995 of $41.1 million, net of tax, and a decrease of $47.2 million, net of tax, for the year ended December 31, 1994. The changes in net realized holding gain or loss on trading securities increased earnings during the year ended December 31, 1995 by $2.1 million and decreased earnings by $10 million for the year ended December 31, 1994.

     In 1993, the company accounted for marketable securities as prescribed in SFAS No. 12, "Accounting for Certain Marketable Securities." A net realized gain of $12.5 million on the sale of marketable securities was included in net income for the year ended December 31, 1993.

Note H    Fair Value of Financial Instruments:

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

                                       Carrying Amount     Estimated Fair Value
December 31,                            1995    1994         1995         1994
(millions)
Assets:
  Cash and cash equivalents             $66.7   $146.7       $66.7      $146.7
  Trading securities                     10.8    110.8        10.8       110.8
  Available-for-sale securities         285.5    286.5       285.5       286.5
  Pollution control project funds        11.9     20.3        11.9        20.3
  Notes receivable                       43.1     17.1        43.7        17.1
  Nuclear decommissioning trust funds   351.4    260.9       351.4       260.9
Liabilities:
  Short-term debt                      $236.6   $146.0      $236.6      $146.0
  Long-term debt                      5,058.8  5,134.4     5,322.4     4,951.9
Preferred securities of a
 subsidiary trust                      $135.0               $140.4
Preferred stock                        $180.0   $222.1      $190.9      $201.5



     Cash and Cash Equivalents: The carrying amount of these items is a reasonable estimate of their fair value.

     Marketable   Securities  and  Nuclear   Decommissioning  Trust  Funds:  The
estimated fair value is determined based on quoted market prices, dealer quotes, and prices obtained from inde pendent pricing sources.

     Notes Receivable: The carrying value approximates fair value due to the variable rate or term structure of the notes receivable.

     Short Term Debt and Long-Term Debt: Market values are used to determine the fair value for debt securities for which a market exists. For debt issues that are not quoted on an exchange, interest rates currently available to the company for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The carrying amount of debt issues with short-term maturities and variable rates that are refinanced at current market rates is a reasonable estimate of their fair value.

     Preferred Securities of Subsidiary Trust: The fair value is based on market quotations.

     Preferred Stock: The fair value of the fixed-rate preferred stock subject to mandatory redemption was estimated by discounting the dividend and principal payments for a representative issue of each series over the average remaining life of the series.

Note I    Long-Term Debt:


At December 31,                                         1995            1994
(millions)
Virginia Power First and Refunding Mortgage Bonds(1):
  1992 Series A, 6.375%, due 1995                                      $180.0
  Series T, 4.5%, due 1995                                               56.6
  Series U, 5.125%, due 1997                            $49.3            49.3
  1992 Series B, 7.25%, due 1997                        250.0           250.0
  1988 Series A, 9.375%, due 1998                       150.0           150.0
  1992 Series F, 6.25%, due 1998                         75.0            75.0
  1989 Series B, 8.875%, due 1999                       100.0           100.0
  1993 Series C, 5.875%, due 2000                       135.0           135.0
  1992 Series D, 7.625%, due 2007                       215.0           215.0
  Various series, 6.0-8%, due 2001-2004                 805.0           805.0
  Various series, 5.45%-8.75%, due 2020-2025          1,144.5           944.5
Total First and Refunding Mortgage Bonds              2,923.8         2,960.4

Other long-term debt:
  Virginia Power:
  Bank loans, notes and term loans, 6.15%-10.8%,
   due 1995-2003                                        762.7           798.2
  Pollution control financings(2):
   Money market municipals, due 2008-2027(3)            488.6           488.6
  Dominion Resources:
  Commercial paper(4)                                   199.0           160.0
Total other long-term debt                            1,450.3         1,446.8

Nonrecourse--Nonutility Debt:
  Dominion Resources:
  Bank loans, 9.25%, due 2008                            21.7            22.5
  Dominion Capital:
  Senior notes, fixed rate, 6.12%-11.875%,
   due 1996-2005(5)                                     102.0           102.0
  Term notes, fixed rate, 4.6%-12.48%, due 1994-2020    204.0           206.0
  Revolving credit agreements, due 1994-1998(6)          34.6            61.7
  Commercial paper(7)                                    90.0            90.0
  Dominion Energy:
  Term loan, 7.22% (1993-10.13%), due 1996(8)            68.6            71.3
  Revolving credit agreements, due 1996(9)               14.0            69.5
  Term loan, 5.445%, due 1998                            55.0            75.0
  Bank loans, 9.70-13.20%, due 2005                      35.0            28.8
  Bank loans, 4.5%-6.43%, due 1996-2024                  59.8             0.3
Total nonrecourse--nonutility debt                      684.7           727.1
Less amounts due within one year:
  First and refunding mortgage bonds                                    236.6
  Bank loans, notes and term loans                      259.6            75.6
  Sinking fund obligations
  Nonrecourse--nonutility                               161.2            86.9
Total amount due within one year                        420.8           399.1
Less unamortized discount, net of premium                26.1            24.6
Total long-term debt                                 $4,611.9        $4,710.6


(1) Substantially all of Virginia Power's property is subject to the lien of the mortgage securing its First and Refunding Mortgage Bonds.

(2)  Certain  pollution   control  equipment  at  Virginia  Power's   generating
     facilities has been pledged or conveyed to secure these financings.

(3) Interest rates vary based on short-term tax-exempt market rates. The weighted average daily interest rates were 3.89% and 2.96% for 1995 and 1994, respectively.

(4)  See Note F to the Consolidated Financial Statements.

(5) The Rincon Securities common stock owned by Dominion Capital is pledged as collateral to secure the loan.

(6) The weighted average interest rates during 1995 and 1994 were 6.76% and 5.19%, respectively.

(7) The weighted average interest rates during 1995 and 1994 were 5.91% and 4.27%, respectively.

(8) The Enron/Dominion Cogen Corp. common stock owned by Dominion Energy is pledged as collateral to secure the loan.

(9) The weighted average interest rates during 1995 and 1994 were 6.04% and 4.72%, respectively.

     On February 8, 1996, Dominion Energy established a $400 million revolving credit facility through ABN AMRO North America, Inc. The interest rate is variable and is presently set at LIBOR plus 1/4. Proceeds from the revolver were used to retire a $55 million term loan on February 15, 1996. In addition, a $100 million revolving credit agreement was canceled by the company on February 8, 1996.

     Maturities (including cash sinking fund obligations) through 2000 are as follows (in millions): 1996-$420.8; 1997-$459.1; 1998-$481.2; 1999-$275.3; and
2000-$260.4.


Note J    Common stock:

During 1995 the company purchased on the open market and retired 685,500 shares of common stock for an aggregate price of $24.8 million. From 1993 through 1995, the following changes in common stock occurred:


                                      1995                  1994                       1993
                               Shares                  Shares                   Shares
                          Outstanding    Amount   Outstanding     Amount   Outstanding     Amount
(millions)
Balance at January 1           172.4   $3,157.6         168.1   $2,991.0         163.8   $2,796.3
Changes due to:
  Automatic Dividend
   Reinvestment and
  Stock Purchase Plan            2.9      107.6           2.9      112.2           2.6      115.3
  Stock Purchase Plan
   for Customers of
   Virginia Power                1.4       45.8           1.3       51.3           1.0       51.6
  Employee Savings Plan           .2        8.3            .6       23.2            .7       29.7
  Stock repurchase and
   retirement                    (.7)     (24.8)          (.6)     (20.7)
  Other                           .2        9.0            .1         .6          (1.9)
Balance at December 31         176.4   $3,303.5         172.4   $3,157.6         168.1   $2,991.0



Note  K    Long-term incentive plan:

A long-term incentive plan (the Plan) provides for the granting of nonqualified stock options and restricted stock to certain employees of Dominion Resources and its affiliates. The aggregate number of shares of common stock that may be issued pursuant to the Plan is 3,750,000. The changes in share and option awards under the Plan were as follows:




                                Restricted              Price           Stock       Option            Shares
                                    Shares          Per Share         Options        Price      Excercisable
Balance at December 31, 1992        17,024                             14,706                         14,706
Awards granted--1993                19,457      $41.875-$42.75
Exercised/distributed               (9,582)                            (2,242)  $27.75-$29.625
Balance at December 31, 1993        26,899                             12,464                         12,464
Awards granted--199                 19,842     $40.625-$40.875
Exercised/distributed               (5,555)                            (1,388)         $29.625
Balance at December 31, 1994        41,186                             11,076                         11,076
Awards granted--1995                25,320             $37.625
Exercised/distributed              (21,576)
Balance at December 31, 1995        44,930                             11,076                         11,076

Note L  Virginia Power Obligated Mandatorily Redeemable
Preferred Securities of Subsidiary Trust

In 1995, Virginia Power established Virginia Power Capital Trust I (VP Capital Trust). VP Capital Trust sold 5,400,000 shares of Preferred Securities for $135 million, representing preferred beneficial interests and 97 percent beneficial owner ship in the assets held by VP Capital Trust.

     Virginia Power issued $139.2 million of its 1995 Series A, 8.05 percent Junior Subordinated Notes (the Notes) in exchange for the $135 million realized from the sale of the Preferred Securities and $4.2 million of common securities of VP Capital Trust. The common securities represent the remaining 3 percent beneficial ownership interest in the assets held by VP Capital Trust. The Notes constitute 100 percent of VP Capital Trust's assets.

     The Notes are due September 30, 2025, but may be extended up to an additional ten years, subject to satisfying certain conditions. However, Virginia Power may redeem the Notes on or after September 30, 2000, under certain circumstances. The Preferred Securities are subject to mandatory redemption upon repayment of the Notes at maturity or earlier redemption. At redemption, each Preferred Security shall be entitled to receive a liquidation amount of $25 plus accrued and unpaid distributions, including any interest thereon.

Note M   Preferred Stock:

Dominion Resources is authorized to issue up to 20,000,000 shares of preferred stock; however, no such shares are issued and outstanding.

     Virginia Power has authorized 10,000,000 shares of preferred stock, $100 liquidation preference. Upon voluntary liquidation, each share is entitled to receive $100 plus accrued dividends. Dividends are cumulative. Virginia Power preferred stock subject to mandatory redemption at December 31, 1995 was as follows:

                                               Shares
Series                                    Outstanding
$5.58                                   400,000(1)(2)
$6.35                                 1,400,000(1)(3)

 Total                                1,800,000(1)(2)

(1) Shares are non-callable prior to redemption.

(2) All shares to be redeemed on 3/1/00.

(3) All shares to be redeemed on 9/1/00.


During the years 1993 through 1995, the following shares were redeemed:

Year                            Dividend                Shares
1995                            $7.30                   417,319
1994                             7.30                    37,681
1993                             7.30                    30,000
1993                             7.58                   480,000
1993                             7.325                  400,419


At December 31, 1995 Virginia Power preferred stock not subject to mandatory redemption, $100 liquidation preference, is listed in the table below.

                                    Issued and              Entitled Per
                                   Outstanding                Share Upon
Dividend                                Shares                Redemption
$5.00                                  106,677                  $112.50
$4.04                                   12,926                   102.27
$4.20                                   14,797                   102.50
$4.12                                   32,534                   103.73
$4.80                                   73,206                   101.00
$7.05                                  500,000                   105.00(1)
$6.98                                  600,000                   105.00(2)
MMP 1/87 series(3)                     500,000                   100.00
MMP 6/87 series(3)                     750,000                   100.00
MMP 10/88 series(3)                    750,000                   100.00
MMP 6/89 series(3)                     750,000                   100.00
MMP 9/92A(3)                           500,000                   100.00
MMP 9/92B(3)                           500,000                   100.00
Total                                5,090,140

(1) Through 7/31/03 and thereafter to amounts declining in steps to $100.00 after 7/31/13.

(2) Through 8/31/03 and thereafter to amounts declining in steps to $100.00 after 8/31/13.

(3) Money Market Preferred (MMP) dividend rates are variable and are set every 49 days via an auction. The weighted average rates for these series in 1995, 1994 and 1993, including fees for broker/dealer agreements, were 4.93%, 3.75%, and 3.01%, respectively.


During the years 1993 through 1995, the following shares were redeemed:

Year                    Dividend                Shares
1995                    $7.45                   400,000
1995                     7.20                   450,000
1993                     7.72                   350,000
1993 (1972 series)       7.72                   500,000

Note N  Retirement Plan, Postretirement Benefits and Other Benefits

Retirement Plan: Dominion Resources' Retirement Plan (the Plan) covers virtually all employees of Dominion Resources and its subsidiaries. The benefits are based on years of service and the employee's compensation. Dominion Resources' funding policy is to contribute annually an amount that is in accordance with the provisions of the Employment Retirement Income Security Act of 1974.

     The components of the provision for net periodic pension expense were as follows:


                                1995            1994            1993
(millions)
Service cost--benefits earned
 during the year                $23.4           $24.6           $21.9
Interest cost on projected
 benefit obligation              54.9            46.3            46.3
Actual return on plan
 assets                         (56.7)          (51.3)          (49.3)
Net amortization and deferral    (0.7)            0.1            (2.6)
Net periodic pension cost       $20.9           $19.7           $16.3



The following table sets forth the Plan's funded status:

                                                 1995           1994
(millions)
Actuarial present value of benefit obligations:
Accumulated benefit obligation, including
 vested benefit of 1995-$540.2 and
 1994-$480.9                                    $607.4          $577.5
Projected benefit obligation
 for service rendered to date                   $767.0          $678.4
Plan assets at fair value, primarily
 listed stocks and U.S. bonds                    763.6           588.1
Plan assets in excess of projected
 benefit obligation                               (3.4)          (90.3)
Unrecognized net loss from past
 experience different from that
 assumed and effects of changes in
 assumptions                                      35.7           102.8
Unrecognized prior service cost                    5.3             5.9
Unrecognized net asset at January 1,
 being recognized over
 16 years beginning in 1986                      (25.1)          (28.5)
Prepaid (accrued) pension cost included in
 other assets (liabilities)                      $12.5          $(10.1)

Significant assumptions used in determining net periodic pension cost and the projected benefit obligation were:

As of December 31,                      1995                    1994
Discount rates                          8.00%                   8.25%
Rates of increase in
 compensation levels                       5%                      5%
Expected long-term
 rate of return                          9.5%                    9.5%

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

     Net periodic postretirement benefit expense for 1995 and 1994 was as follows:

Year ending December 31,                        1995                    1994
(millions)
Service cost                                    $8.9                    $11.2
Interest cost                                   21.9                     21.8
Return on plan assets                           (6.1                      0.9
Amortization of transition obligation           12.1                     12.1
Net amortization and deferra                     0.1                     (4.1)
Net periodic postretirement benefit expense    $36.9                    $41.9


The following table sets forth the funded status of the plan:

December 31,                                    1995                    1994
(millions)
Fair value of plan assets                       $96.3                   $59.7
Accumulated postretirement
 benefit obligation:
  Retirees                                     $211.4                  $208.7
  Active plan participants                       99.2                    93.9
  Accumulated postretirement
    benefit obligation                          310.6                   302.6
Accumulated postretirement
 benefit obligation in excess of plan assets   (214.3)                 (242.9)
Unrecognized transition obligation              206.2                   218.3
Unrecognized net experience gain                  8.6                    16.9
Prepaid (accrued) postretirement benefit cost    $0.5                   $(7.7)

A one percent increase in the health care cost trend rate would result in an increase of $3.5 million in the service and interest cost components and a $37.2 million increase in the accumulated postretirement benefit obligation.

     Significant assumptions used in determining the postretirement benefit obligation were:

                                                1995                    1994
Discount rates                                  8.0%                   8.25%
Assumed return on plan assets                   9.0%                    9.0%
Medical cost trend rate            9% for first year      10% for first year
                                  8% for second year      9% for second year
                                     Scaling down to         Scaling down to
                                  4.75% beginning in      4.75% beginning in
                                       the year 2001           the year 2001

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

     Other Benefits: In 1994, Virginia Power offered an early retirement program to employees aged 50 or older and offered a voluntary separation program to all regular full-time employees. Approximately 1,400 employees accepted offers under these programs. The costs associated with these programs were $90.1 million. Virginia Power capitalized $25.9 million based upon regulatory precedent and expensed $64.2 million.

Note O    Restructuring

In March 1995, Virginia Power announced the implementation phase of its Vision 2000 program. During this phase, Virginia Power began reviewing operations with the objective of out sourcing services where economical and appropriate, and re-engineering the remaining functions to streamline operations. The re-engineering process is resulting in outsourcing, decentralization, reorganization and downsizing for portions of Virginia Power's operations. As part of this process, Virginia Power is reevaluating its utilization of capital resources in its operations to identify further opportunities for operational efficiencies through outsourcing or re-engineering of its processes.

     In 1995, restructuring charges of $121.5 million contains $117.9 million of Virginia Power's restructuring charges which included severance costs, purchased power contract cancellation and negotiated settlement costs, capital project cancellation costs, and other costs incurred directly as a result of the Vision 2000 initiatives. The Vision 2000 review of operations is expected to continue through 1996. At this time, Virginia Power management cannot estimate the restructuring costs yet to be incurred.

     In May 1995, Virginia Power established a comprehensive involuntary severance package for salaried employees who lose their positions as a result of these initiatives. Virginia Power is recognizing the cost associated with employee termi nations in accordance with Emerging Issues Task Force Consensus No. 94-3 as management identifies the positions to be eliminated. Severance payments will be made over a period not to exceed twenty months. Through December 31, 1995, management had decided to eliminate 1,018 positions. The recognition of severance costs resulted in a charge to operations in 1995 of $51.2 million. At December 31, 1995, 507 employees have been terminated and severance payments totaling $8.7 million have been paid. Virginia Power estimates that these staffing reductions will result in annual savings, net of outsourcing costs, in the range of $50 million to $60 million. These savings will be reflected in lower construction expenditures as well as lower operation and maintenance expenses.

     In an effort to minimize its exposure to potential stranded investment, Virginia Power is evaluating its long-term purchased power contracts and negotiating modifications to their terms, including cancellations, where it is determined to be economically advantageous to do so. Virginia Power also negotiated settlements with several other parties to terminate their rights to sell power to Virginia Power. The cost of contract cancellations and negotiated settlements was $8.1 million in 1995. Based on contract terms and estimated quantities of power that would have otherwise been delivered, the cancellation of these contracts and rights to sell power to Virginia Power has the effect of reducing Virginia Power's future purchased power costs, including energy payments, by up to $214 million annually. The cost of alternative sources of power that might ultimately be required as a result of these settlements are expected to be significantly less than $214 million.

     Restructuring charges reported in 1995 included $37.3 million for the cancellation of a project to construct a facility to handle low level radioactive waste at Virginia Power's North Anna Power Station. As a result of reevaluating the handling of low level radioactive waste, Virginia Power concluded that the facility should not be completed due to the additional capital investment required, decreased Virginia Power volumes of low level radioactive waste resulting from improvements in station procedures and the availability of more economical offsite processing.

     As a regulated utility, Virginia Power provides service to its customers at rates based on its cost of operations and an opportunity to earn a return on its shareholder's investment. From time to time, Virginia Power reviews its cost of providing regulated services and files such information with certain regulatory commissions having jurisdiction. Virginia Power or the regulatory commissions may initiate proceedings to review rates charged to Virginia Power jurisdictional customers. The incurrence of restructuring charges and the savings resulting therefrom in subsequent periods are elements of Virginia Power's cost of operations. Accordingly, Vision 2000 costs and related savings will be considered in any future review of Virginia Power's overall regulatory cost of service.

Note P   Commitments and Contingecies

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

Virginia Power

Federal Energy Regulatory Commission Audit: The Federal Energy Regulatory Commission (FERC) has recently conducted a compliance audit of Virginia Power's financial statements for the years 1990 to 1994. Virginia Power has received a preliminary draft of the audit report from the FERC, in which certain compliance exceptions were noted. Virginia Power has supplied information to the FERC staff relating to these preliminary exceptions, but no final audit report has been issued. Based on information available at this time, the disposition of these issues is not expected to have a significant effect on Virginia Power's financial position or results of operations.

     Construction Program: Virginia Power has made substantial commitments in connection with its construction program and nuclear fuel expenditures, which are estimated to total $569.3 million (excluding AFC) for 1996. Additional financing is contemplated in connection with this program.

     Purchased Power Contracts: Since 1984, Virginia Power has entered into contracts for the long-term purchase of capacity and energy from other utilities, qualifying facilities and independent power producers. As of December 31, 1995, there were 67 nonutility generating facilities under contract to provide Virginia Power 3,493 megawatts of dependable summer capacity. Of these, 66 projects (aggregating 3,295 megawatts) were operational at the end of 1995, with the remaining project to become operational before 1998. The following table shows the minimum payments expected to be made under these contracts. The totals include payments for capacity, which are subject to generating performance as provided by the contracts, and payments for the minimum amounts of energy Virginia Power is obligated to buy and the producers provide.

                                           Commitment
(millions)                      Capacity                Other
1996                            $738.3                  $207.4
1997                             784.7                   213.2
1998                             788.8                   219.8
1999                             791.6                   224.2
2000                             707.4                   163.6
After 2000                    11,106.3                 1,200.9
Total                        $14,917.1                $2,229.1
Present value of the total    $6,860.7                $1,243.4

In addition to the commitments listed above, under some contracts, Virginia Power may purchase, at its option, additional power as needed. Payments for purchased power (including economy, emergency, limited-term, short-term, and long-term purchases) for the years 1995, 1994 and 1993 were $1,093 million, $1,025 million and $958 million, respectively.

     Fuel Purchase Commitments: Virginia Power's estimated fuel purchase commitments for the next five years for system generation are as follows:
1996-$348 million;  1997-$319 million; 1998-$205 million; 1999-$137 million; and
2000-$151 million.

     Environmental Matters: Environmental costs have been historically recovered through the ratemaking process; however, should material costs be incurred and not recovered through rates, Virginia Power's results of operations and financial condition could be adversely impacted.

     The EPA has identified Virginia Power and several other entities as Potentially Responsible Parties (PRPs) at two Superfund sites located in Kentucky and Pennsylvania. The estimated future remediation costs for the sites are in the range of $46.5 million to $134.6 million. Virginia Power's pro portionate share of the costs is expected to be in the range of $0.5 million to $6.7 million, based upon allocation formulas and the volume of waste shipped to the sites. As of December 31, 1995, Virginia Power accrued a reserve of $1.4 million to meet its obligations at these two sites.

     Based on a financial assessment of the PRPs involved at these sites, Virginia Power has determined that it is probable that the PRPs will fully pay the costs apportioned to them. Virginia Power and Dominion Resources along with Consolidated Natural Gas have remedial action responsibilities remaining at two coal tar sites. Virginia Power and Dominion Resources have accrued a $2 million reserve to meet their estimated liability based on site studies and investigations performed at these sites. In addition, on December 13, 1995, a civil action was instituted against the City of Norfolk and Virginia Power by a landowner who alleges that his property has been contaminated by toxic pollutants originating from one of these sites, which is now owned by the City of Norfolk. The plaintiff seeks compensatory damages of $10 million and punitive damages of $5 million from Virginia Power. The Company filed its answer denying liability on January 10, 1996.

     Virginia Power generally seeks to recover its costs associated with environmental remediation from third party insurers. At December 31, 1995 pending claims were not recognized as an asset or offset against recorded obligations.

     Nuclear Insurance: The Price-Anderson Act limits the public liability of an owner of a nuclear power plant to $8.9 billion for a single nuclear incident.
The Price Anderson Amendments Act of 1988 allows for an inflationary provision adjustment every five years. Virginia Power has purchased $200 million of coverage from commercial insurance pools with the remainder provided through a mandatory industry risk- sharing program. In the event of a nuclear incident at any licensed nuclear reactor in the United States, Virginia Power could be assessed up to $81.7 million (including a 3 percent insurance premium tax for Virginia) for each of its four licensed reactors not to exceed $10.3 million (including a 3 percent insurance premium tax for Virginia) per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed.

     Nuclear liability coverage for claims made by nuclear workers first hired on or after January 1, 1988, except those arising out of an extraordinary nuclear occurrence, is provided under the Master Worker insurance program.
(Those first hired into the nuclear industry prior to January 1, 1988 are covered by the policy discussed above.) The aggregate limit of coverage for the industry is $400 million ($200 million policy limit with automatic reinstatements of an additional $200 million). Virginia Power's maximum retrospective assessment is approximately $12.5 million (including a 3 percent insurance premium tax for Virginia).

     Virginia Power's current level of property insurance coverage ($2.55 billion for North Anna and $2.4 billion for Surry) exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site, and includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first to return the reactor to and maintain it in a safe and stable condition, and second to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Virginia Power's nuclear property insurance is provided by Nuclear Mutual Limited (NML) and Nuclear Electric Insurance Limited (NEIL), two mutual insurance companies, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to these insurance companies. The maximum assessment at the first incident of the current policy period is $42.7 million. The maximum assessment related to a second incident is an additional $15.4 million. Based on the severity of the incident, the boards of directors of Virginia Power's nuclear insurers have the discretion to lower the maximum retrospective premium assessment or eliminate either or both completely. For any losses that exceed the limits, or for which insurance proceeds are not available because they must first be used for stabilization and decontamination, Virginia Power has the financial responsibility.

     Virginia Power purchases insurance from NEIL to cover the cost of replacement power during the prolonged outage of a nuclear unit due to direct physical damage of the unit. Under this program, Virginia Power is subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. The current policy period's maximum assessment is $9 million.

     As a joint owner of the North Anna Power Station, ODEC is responsible for its proportionate share (11.6 percent) of the insurance premiums applicable to that station, including any retrospective premium assessments and any losses not covered by insurance.

Dominion Resources

Under the terms of an investment agreement, Dominion Resources must provide contingent equity support to Dominion Energy in the amount of $56.5 million. Management believes the possibility of such support to Dominion Energy is remote.

Dominion Energy

Dominion Energy has general partnership interests in certain of its energy ventures. Accordingly, Dominion Energy may be called upon to fund future operation of these investments to the extent operating cash flow is insufficient.

Note Q  Quarterly Financial and Common Stock Data (Unaudited)

The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of Dominion Resources' management for a fair statement of the results for the interim periods.

Quarterly Financial and Common Stock Data--Unaudited


                                                 1995           1994
(in millions, except per share amounts)
Revenues
First Quarter                                   $1,129.3        $1,167.0
Second Quarter                                   1,042.8         1,109.7
Third Quarter                                    1,345.0         1,209.8
Fourth Quarter                                   1,134.6         1,004.6
Year                                            $4,651.7        $4,491.1

Income before provision
 for Federal Income Taxes
First Quarter                                     $151.9          $197.5
Second Quarter                                     107.3           188.9
Third Quarter                                      295.1           234.5
Fourth Quarter                                      52.8            28.3
Year                                              $607.1          $649.2

Net Income
First Quarter                                     $108.5          $141.4
Second Quarter                                      78.1           136.2
Third Quarter                                      197.9           161.3
Fourth Quarter                                      40.5            39.3
Year                                              $425.0          $478.2

Earnings Per Share
First Quarter                                      $0.63           $0.84
Second Quarter                                      0.45            0.80
Third Quarter                                       1.14            0.94
Fourth Quarter                                      0.23            0.23
Year                                               $2.45           $2.81

Dividends Per Share
First Quarter                                     $0.645          $0.635
Second Quarter                                     0.645           0.635
Third Quarter                                      0.645           0.635
Fourth Quarter                                     0.645           0.645
Year                                              $2.580          $2.550

Stock Price Range
First Quarter                              39-1/4-35-1/2   45-3/8-39-5/8
Second Quarter                             38-5/8-35-7/8   42-1/2-35-7/8
Third Quarter                              37-7/8-34-7/8   38-3/8-34-7/8
Fourth Quarter                             41-5/8-37-5/8   38-1/8-35-1/8
Year                                       41-5/8-34-7/8   45-3/8-34-7/8

As part of the Vision 2000 program (see Note O), Virginia Power recorded $117.9 million of restructuring charges in 1995. Restructuring charges included severance costs, purchase power contract cancellation and negotiated settlement costs, capital project cancellation costs, and other costs incurred directly as a result of the Vision 2000 initiatives. Virginia Power expensed $3.5 million, $1.8 million, $30.6 million and $82 million during the first, second, third and fourth quarters, respectively. The impact of the write-off reduced net income by $2.3 million, $1.1 million, $19.9 million and $53.3 million for the first, second, third, and fourth quarters, respectively.

     In the fourth quarter of 1995, Dominion Resources incurred at the holding company restructuring expenses amounting to $3.6 million and other charges amounting to $8.8 million. The other charges included litigation costs which were incurred to resolve the shareholder claims made in 1994. The impact of the restructuring expenses reduced net income by $2.3 million and the other charges reduced net income by $5.8 million.

     During December 1995, Dominion Energy settled certain outstanding disputes with a supplier and renegotiated the terms of related long term supply contracts. As a result, the fourth quarter earnings include gains from these changes which total $6.2 million, net of tax.

     In June 1995, Dominion Resources Black Warrior Trust units were sold to third parties amounting to a gain of $5.4 million, net of tax. These were the remaining ownership units of a trust established in June 1994 when Dominion Energy transferred from Dominion Black Warrior Basin to Dominion Resources Black Warrior Trust a 65 percent overriding royalty interest in coal seam gas properties.

     In 1994, Virginia Power offered an early retirement program to employees aged 50 or older and offered a voluntary separation program to all regular full-time employees. Approximately 1,400 employees accepted offers under these programs. The costs associated with these programs were $90.1 million. Virginia Power capitalized $25.9 million to construction work in progress based upon regulatory precedent and expensed $2.8 million, $10.4 million and $51 million during the second, third and fourth quarters, respectively. The impact of the write-off was to reduce net income by $1.8 million, $6.7 million and $33.1 million for the second, third and fourth quarters, respectively.

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

     This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel, and internal audits. Management believes that during 1995 the system of internal control was adequate to accomplish the intended objectives.

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

Dominion Resources, Inc.

/S/THOS. E. CAPPS                               /S/JAMES L. TRUEHEART
Thos. E. Capps                                  James L. Trueheart
Chairman, President and                         Vice President and Controller
Chief Executive Officer

Report of Independent Auditors

To the Shareholders and Board of Directors of Dominion Resources, Inc.

     We have audited the accompanying consolidated balance sheets of Dominion Resources, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1995. These Consolidated Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

     In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Dominion Resources, Inc. and subsidiaries as of December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCHE LLP
Richmond, Virginia
February 2, 1996
                                        [Deloitte & Touche LLP logo]