Form 10-K405, Exhibit 13
period 1996-12-31
DOMINION RESOURCES INC /VA/
filed 1997-03-24
CIK 715957

Dominion Resources, Inc.

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   NOTE A: SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------


   General: Dominion Resources, Inc. is a holding company headquartered in Richmond, Virginia. Its primary business is Virginia Power, which is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square mile area in Virginia and northeastern North Carolina. It sells electricity to retail customers (including governmental agencies) and to wholesale customers such as rural electric cooperatives and municipalities. The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for over 80 percent of its population.
      The company also operates business subsidiaries active in independent power production, the acquisition and sale of natural gas reserves, in financial services, and in real estate. Some of the independent power and natural gas projects are located in foreign countries. Net assets of approximately $440 million are involved in independent power production operations in Central and South America.
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Dominion Resources is currently exempt from regulation as a registered holding company under the Public Utility Holding Company Act of 1935.
      Accounting for the utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by federal agencies and the commissions of the states in which the utility business operates.
      Consolidation: The Consolidated Financial Statements include the accounts of Dominion Resources and its subsidiaries. In consolidation, all significant intercompany transactions and accounts have been eliminated.
      Operating Revenues and Income: Utility revenues are recorded on the basis of service rendered. Dividend income on securities owned is recognized on the ex-dividend date. Investments in common stocks of affiliates representing 20 percent to 50 percent ownership, and joint ventures and partnerships representing generally 50 percent or less ownership interests, are accounted for under the equity method.
      Gain on sale of loans: Gain on sale of loans represents the present value of the difference between the interest rate received on the mortgage loans and the interest rate received by the investor in the securities after considering the effects of estimated prepayments, costs to service the mortgage loans and non-refundable fees and premiums on loans sold. These gains on the sale of loans are recognized on the settlement date and are based on the relative fair market value of the portion sold and retained. Concurrently with recognizing such gain on sale, a corresponding asset representing interest-only strips retained at securitization is recorded on the balance sheet in an initial amount equal to the net present value of the projected cash flows. The asset recorded which is classified as available-for-sale is amortized in proportion to the income estimated to be received during the life.
      Property, Plant and Equipment: Utility plant is recorded at original cost, which includes labor, materials, services, AFC (where permitted by regulators), and other indirect costs.
      The cost of acquisition, exploration and development of natural resource properties is accounted for under the successful efforts method.
      Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1996, 1995, and 1994, $6.3 million, $14.1 million, and $13.8 million of interest cost was capitalized, respectively. Capitalized interest includes AFC--other funds for certain regulatory jurisdictions of $3 million, $6.7 million, and $6.4 million for the years ended December 31, 1996, 1995 and 1994, respectively.
      Major classes of property, plant and equipment and their respective balances are:


--------------------------------------------------------------------------------
   At December 31,                                      1996            1995
   (millions)
   UTILITY:
   Production                                        $ 7,691.9       $ 7,340.0
   Transmission                                        1,386.5         1,316.1
   Distribution                                        4,385.4         4,215.7
   Other electric                                        862.9           817.7
   Construction work-in-progress                         180.1           512.1
   Nuclear fuel                                          843.8           836.0
--------------------------------------------------------------------------------
     Total utility                                    15,350.6        15,037.6
--------------------------------------------------------------------------------
   NONUTILITY:
   Natural gas properties                                492.4           395.7
   Independent power properties                          869.2           462.7
   Other                                                 103.6            81.4
--------------------------------------------------------------------------------
     Total nonutility                                  1,465.2           939.8
--------------------------------------------------------------------------------
   Total property, plant and equipment               $16,815.8       $15,977.4
================================================================================


   Depreciation, Depletion and Amortization: Depreciation of utility plant (other than nuclear fuel) is computed using the straight-line method based on projected useful service lives. The cost of depreciable utility plant retired and the cost of removal, less salvage, are charged to accumulated depreciation. The provision for depreciation provides for the recovery of the cost of assets and the estimated cost of removal, net of salvage, and is based on the weighted average depreciable plant using a rate of 3.2 percent for 1996, 1995 and 1994.
      Owned nuclear fuel is amortized on a unit-of-production basis sufficient to amortize fully, over the estimated service life, the cost of the fuel plus permanent storage and disposal costs.
      Costs in excess of net assets acquired from equity investments are amortized over periods not to exceed 40 years.

                                                        Dominion Resources, Inc.

      Nuclear Decommissioning: Nuclear plant decommissioning costs are accrued and recovered through rates over the expected service lives of Virginia Power's nuclear generating units. The amounts collected from customers are being placed in trusts, which, with the accumulated earnings thereon, will be utilized solely to fund future decommissioning obligations.

                                      North Anna            Surry
--------------------------------------------------------------------------------
                                   Unit 1   Unit 2   Unit 1    Unit 2
   NRC license expiration year       2018     2020     2012      2013
   Method of decommissioning        DECON    DECON    DECON     DECON
   (millions)

   Current cost estimate
     (1994) dollars                $247.0   $253.6   $272.4    $274.0

   External trusts balance
     at December 31, 1996           105.1     98.9    121.8     117.5

   1996 contribution to
     external trusts                  7.6      7.2     10.6      10.8
================================================================================


      Approximately every four years, site-specific studies are prepared to determine the decommissioning cost estimate for Virginia Power's four nuclear units. The current cost estimate is based on the DECON method, which assumes the activities associated with the decontamination or prompt removal of radioactive contaminants will begin shortly after cessation of operations so that the property may be released for unrestricted use.
      The accumulated provision for decommissioning of $443.3 million and $351.4 million is included in accumulated depreciation, depletion and amortization at December 31, 1996 and 1995, respectively. Provisions for decommissioning of $36.2 million, $28.5 million, and $24.5 million applicable to 1996, 1995, and 1994, respectively, are included in depreciation, depletion and amortization expense. The net unrealized gain of $80.5 million and $40.7 million associated with securities held by Virginia Power's Nuclear Decommissioning trusts at December 31, 1996 and 1995, respectively, are included in the accumulated provision for decommissioning.
      Earnings of the trust funds were $16 million, $15.9 million, and $15.2 million for 1996, 1995, and 1994, respectively, and are included in other income in the Consolidated Financial Statements. The accretion of the accumulated provision for decommissioning, equal to the earnings of the trust funds, is also recorded in other income.
      The Financial Accounting Standards Board (FASB) is reviewing the accounting for nuclear plant decommissioning. If current electric utility industry practices for such decommissioning are changed, annual provisions for decommissioning could increase. FASB has tentatively determined that the estimated cost of decommissioning should be reported as a liability rather than as accumulated depreciation and that a substantial portion of the decommissioning obligation should be recognized earlier in the operating life of the nuclear plant.
      During its deliberations, FASB expanded the scope of this project to include similar unavoidable obligations to perform closure and post-closure activities incurred as a condition to operate assets other than nuclear power plants. Whether this position, if adopted, would impact other assets of Virginia Power cannot be determined at this time. Furthermore, the FASB has tentatively determined that it would be inappropriate to account for cost of removal as negative salvage; thus, any forthcoming standard may also cause changes in industry plant depreciation practices.
      Federal Income Taxes: Dominion Resources and its subsidiaries file a consolidated federal income tax return.
      Deferred income taxes are provided for all significant temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates in accordance with SFAS No. 109, "Accounting for Income Taxes." Temporary differences occur when events and transactions recognized for financial reporting result in taxable or tax-deductible amounts in future periods. The regulatory treatment of temporary differences can differ from the requirements of SFAS No. 109. Accordingly, Virginia Power recognizes a regulatory asset if it is probable that future revenues will be provided for the payment of those deferred tax liabilities. Similarly, in the event a deferred tax liability is reduced to reflect changes in tax rates, a regulatory liability is established if it is probable that a future reduction in revenue will result.
      Due to regulatory requirements, Virginia Power accounts for investment tax credits under the "deferral method" which provides for the amortization of these credits over the service lives of the property giving rise to the credits.
      Allowance for Funds Used During Construction (AFC): The applicable regulatory Uniform System of Accounts defines AFC as the cost during the construction period of borrowed funds used for construction purposes and a reasonable rate on other funds when so used.
      The pre-tax AFC rates for 1996, 1995, and 1994 were 8.1, 8.9, and 8.9 percent, respectively. Approximately 82 percent of Virginia Power's construction work in progress is now included in rate base and a cash return is collected currently thereon.
      Deferred Capacity and Fuel Expenses: Approximately 90 percent of fuel expenses and 80 percent of capacity expenses are subject to deferral accounting. Under this method, the difference between reasonably incurred actual expenses and the level of expenses included in current rates is deferred and matched against future revenues.
      Amortization of Debt Issuance Costs: Dominion Resources defers and amortizes any expenses incurred in the issuance of long-term debt including premiums and discounts associated with such debt over the lives of the respective issues. Any gains or losses resulting from the refinancing of Virginia Power debt are also deferred and amortized over the lives of the new issues of long-term debt as permitted by the appropriate regulatory commission. At Virginia Power, gains or losses resulting from the redemption of debt without refinancing are amortized over the remaining lives of the redeemed issues.
      Investment Securities: Dominion Resources accounts for and classifies investments in equity securities that have readily determinable fair values and for all investments in debt securities based on management's intent. The investments are classified into three categories and accounted for in the following manner.
      Debt securities which are intended to be held to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities purchased and held with the intent of selling them in the current period are classified as trading securities. They are reported at fair value and unrealized gain and losses are included in earnings. Debt and

Dominion Resources, Inc.

   equity securities that are neither held-to-maturity or trading are classified as available-for-sale securities. These are reported at fair value with unrealized gains and losses reported in shareholders' equity, net of tax.
         Mortgage Loans in Warehouse: Mortgage loans in warehouse consist of mortgage loans secured by single family residential properties. Any price premiums or discounts on mortgage loans including any capitalized costs or deferred fees on originated loans, as required by SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases," are deferred as an adjustment to the cost of the loans and are therefore included in the determination of any gains or losses on sales of the related loans. Mortgage loans in warehouse are carried at the lower of cost or market value.
      Mortgage Investments: Included in available-for-sale securities are mortgage investments. Mortgage investments at December 31, 1996 are interest-only strips retained at securitization of the mortgage loans. Unrealized holding gains and losses, net of tax, are reported as a net amount in a separate component of stockholders' equity until realized.
      Nonrecourse-Nonutility Financings: Dominion Resources' nonutility subsidiaries issue debt to finance their operations and obtain financings that generally are secured by the assets of the nonutility subsidiaries. However, Dominion Resources may be required to provide contingent equity support or to maintain a minimum net worth at the nonutility subsidiaries. These financings have been segregated on the accompanying financial statements to distinguish their nonrecourse nature.
      Derivatives: Dominion Resources utilizes derivative instruments to manage exposure to fluctuations in interest rates, foreign exchange rates and natural gas prices.
      Derivative financial instruments, which are principally used by the company in the management of its interest rate and foreign currency exposures, are accounted for on an accrual basis. Income and expense are recorded in the same category as that arising from the related asset or liability. For example, amounts to be paid or received under interest rate swap agreements are recognized as interest income or expense in the periods in which they accrue.
      Gains and losses related to effective hedges of existing assets or liabilities are deferred and recognized over the expected remaining life of the related asset or liability. Changes in the market value of derivatives that do not qualify as hedges are recognized as interest income or expense in the period in which the changes occur. The company does not hold or issue derivative financial instruments for trading purposes.
      An additional derivative instrument managed by the company is a call option to fix in United States dollars the investment amount in the East Midlands acquisition. Unrealized gains or losses on the call option are included in income.
      Cash: Current banking arrangements generally do not require checks to be funded until actually presented for payment. At December 31, 1996 and 1995, the company's accounts payable included the net effect of checks outstanding but not yet presented for payment of $72.6 million and $70.1 million, respectively.
      For purposes of the Consolidated Statements of Cash Flows, Dominion Resources considers cash and cash equivalents to include cash on hand and temporary investments purchased with a maturity of three months or less.

   Supplementary Cash Flows Information:
--------------------------------------------------------------------------------
                                           1996     1995     1994
   (millions)

   CASH PAID DURING THE YEAR FOR:

   Interest (reduced for net costs
     of borrowed funds capitalized)      $373.0   $376.0   $355.9

   Federal income taxes                   169.8    159.6    154.2

   NON-CASH TRANSACTIONS FROM
     INVESTING AND FINANCING ACTIVITIES:

   Note issued in acquisition of business  47.5

   Exchange of long-term marketable
     securities                            12.1     12.3     11.8

   Assumption of obligations and
     acquisition of utility property                         26.3

   Other                                                      3.1
================================================================================

   Reclassification: Certain amounts in the 1995 and 1994 Consolidated Financial Statements have been reclassified to conform to the 1996 presentation.


   NOTE B: SALE OF RECEIVABLES
--------------------------------------------------------------------------------


   Virginia Power had an agreement to sell, with limited recourse, certain accounts receivable including unbilled amounts, up to a maximum of $200 million. The agreement was allowed to expire on October 1, 1996. At December 31, 1995, no amounts were outstanding under this agreement.


   NOTE C: TAXES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                            1996     1995     1994
   (millions)
   PROVISION FOR FEDERAL INCOME TAXES:
   Included in operating expenses:
     Current                              $157.5   $179.8   $120.8
--------------------------------------------------------------------------------
   Tax effects of temporary/
     timing differences:
     Liberalized depreciation               53.8     56.6     61.3
     Indirect construction costs             3.4    (13.8)   (21.5)
     Other plant related items              12.6     12.1      4.0
     Deferred fuel                          19.1     (2.2)     0.8
     Deferred capacity                       3.2     (3.8)    (9.0)
     Separation costs                       (2.6)   (12.4)
     Customer accounts reserve                                36.8
     Intangible drilling costs               5.7      3.6      4.1
     Other, net                            (23.3)   (20.9)    (9.2)
--------------------------------------------------------------------------------
                                            71.9     19.2     67.3
--------------------------------------------------------------------------------
   Net deferred investment tax
     credits--amortization                 (16.9)   (16.9)   (17.1)
--------------------------------------------------------------------------------
   Total provision for federal
     income tax expense                   $212.5   $182.1   $171.0
================================================================================

                                                        Dominion Resources, Inc.

--------------------------------------------------------------------------------
   (millions, except percentages)           1996     1995     1994

   COMPUTATION OF PROVISION FOR FEDERAL
   INCOME TAX:
   Pre-tax income                         $684.6   $607.1   $649.2
================================================================================
   Tax at statutory federal income
     tax rate of 35% applied to
     pre-tax income                       $239.6   $212.5   $227.2
   Changes in federal income taxes
     resulting from:
     Preferred dividends of
       Virginia Power                       12.4     15.4     14.8
     Amortization of investment tax
       credits                             (16.9)   (16.9)   (17.1)
     Nonconventional fuel credit           (26.5)   (28.2)   (32.0)
     Other, net                              3.9     (0.7)   (21.9)
--------------------------------------------------------------------------------
   Total provision for federal
     income tax expense                   $212.5   $182.1   $171.0
================================================================================
   Effective tax rate                         31%      30%    26.3%
================================================================================


   Dominion Resources net noncurrent deferred tax liability is attributable to:


--------------------------------------------------------------------------------
                                                   1996       1995
   (millions)

   ASSETS:
   Deferred investment tax credits             $  (90.3)  $  (96.4)
--------------------------------------------------------------------------------
   LIABILITIES:
   Depreciation method and plant
     basis differences                          1,463.5    1,403.5
   Income taxes recoverable through
     future rates                                 168.8      171.6
   Partnership basis differences                  130.3      111.5
   Other                                           71.0       70.9
--------------------------------------------------------------------------------
   Total deferred income tax liability          1,833.6    1,757.5
--------------------------------------------------------------------------------
   Net deferred income tax liability           $1,743.3   $1,661.1
================================================================================



   NOTE D: REGULATORY ASSETS
--------------------------------------------------------------------------------


   Certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets and are recognized in income as the related amounts are included in rates and recovered from customers. Virginia Power's regulatory assets included the following:


--------------------------------------------------------------------------------
   At December 31,                                            1996       1995

   (millions)
   Income taxes recoverable through future rates            $477.0     $484.5
   Cost of decommissioning DOE uranium
     enrichment facilities                                    73.5       78.5
   Deferred losses on reacquired debt, net                    91.5       99.3
   North Anna Unit 3 project termination costs                73.1      101.8
   Other                                                      58.8       52.3
--------------------------------------------------------------------------------
   Total                                                    $773.9     $816.4
================================================================================

      The costs of decommissioning the Department of Energy's (DOE) uranium enrichment facilities have been deferred and represent the unamortized portion of Virginia Power's required contributions to a fund for decommissioning and decontaminating the DOE's uranium enrichment facilities. Virginia Power is making such contributions over a 15-year period with escalation for inflation. These costs are being recovered in fuel rates.
      The construction of North Anna Unit 3 was terminated in November 1982. All retail jurisdictions have permitted recovery of the incurred costs. For Virginia and FERC jurisdictional customers, the amounts deferred are being amortized from the date termination costs were first includible in rates.
      The incurred costs underlying these regulatory assets may represent expenditures by Virginia Power or may represent the recognition of liabilities that ultimately will be settled at some time in the future. For some of those regulatory assets representing past expenditures that are not included in Virginia Power's rate base or used to adjust Virginia Power's capital structure, Virginia Power is not allowed to earn a return on the unrecovered balance. Of the $773.9 million of regulatory assets at December 31, 1996, approximately $117 million represent past expenditures that are effectively excluded from the rate base by the Virginia Commission which has primary jurisdiction over Virginia Power's rates. However, of that amount $73.1 million represents the present value of amounts to be recovered through future rates for North Anna Unit 3 project termination costs, and thus reflects a reduction in the actual dollars to be recovered through future rates for the time value of money. Virginia Power does not earn a return on the remaining $43.9 million of regulatory assets, effectively excluded from rate base, to be recovered over various recovery periods up to 23 years, depending on the nature of the deferred costs.
      In addition, Virginia Power's depreciation practices for early retirements of plant and equipment and cost of removal, along with changing operating plant scenarios, have resulted in an accumulated depreciation reserve deficiency estimated to be $245 million at December 31, 1996. The reserve deficiency results from deferral of costs in conformity with regulatory depreciation practices authorized by regulatory commissions having jurisdiction over Virginia Power's operations. Currently, Virginia Power is allowed to amortize reserve deficiencies over estimated remaining functional plant lives in all of the regulatory jurisdictions it serves.

   Dominion Resources, Inc.



      NOTE E: JOINTLY OWNED PLANTS
--------------------------------------------------------------------------------

   The following information relates to Virginia Power's proportionate share of jointly owned plants at December 31, 1996:


                           Bath County
                                Pumped           North Anna               Clover
                       Storage Station        Power Station        Power Station
   Ownership interest            60.0%                88.4%                50.0%
--------------------------------------------------------------------------------
   (millions)

   Utility plant in service  $1,075.4             $1,819.5               $530.1
   Accumulated
     depreciation               208.8                716.9                 13.2
   Nuclear fuel                                      449.4
   Accumulated
     amortization of
     nuclear fuel                                    380.7
   Construction work
     in progress                  0.1                 49.1                  3.6
--------------------------------------------------------------------------------


   The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly owned facilities in the same proportions as their respective ownership interest. Virginia Power's share of operating costs is classified in the appropriate expense category in the Consolidated Statements of Income.


   NOTE F: SHORT-TERM DEBT
--------------------------------------------------------------------------------


   Dominion Resources and its subsidiaries have credit agreements with various expiration dates. These agreements provided for maximum borrowings of $3,882.4 million and $885.8 million at December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, $714.5 million and $48.6 million, respectively, was borrowed under such agreements and classified as long-term debt.
      Dominion Resources credit agreements supported $308 million and $199 million of Dominion Resources commercial paper at December 31, 1996 and 1995, respectively.
      Virginia Power has an established commercial paper program with a maximum borrowing capacity of $500 million which is supported by two credit facilities. One is a $300 million, five-year credit facility that was effective on June 7, 1996 and expires on June 7, 2001. The other is a $200 million credit facility, also effective June 7, 1996, with an initial term of 364 days and provisions for subsequent 364-day extensions. The total amount of commercial paper outstanding was $312.4 million and $169.0 million at December 31, 1996 and 1995, respectively.

      A subsidiary of Dominion Capital also had $91 million of nonrecourse commercial paper outstanding at December 31, 1996 and 1995. A total of $391 million and $289 million of the commercial paper was classified as long-term debt at December 31, 1996 and 1995, respectively. The commercial paper is supported by revolving credit agreements that have expiration dates extending beyond one year. Dominion Resources and its subsidiaries pay fees in lieu of compensating balances in connection with these credit agreements. A summary of short-term debt outstanding at December 31 follows:


--------------------------------------------------------------------------------
                                                           Weighted
                                              Amount        Average
                                         Outstanding  Interest Rate
   (millions, except percentages)

   1996

   Commercial paper                           $320.5           5.5%
   Term-notes                                   57.7           7.4%
--------------------------------------------------------------------------------
   Total                                      $378.2
================================================================================
   1995

   Commercial paper                           $169.0           5.8%
   Term-notes                                   67.6          11.1%
--------------------------------------------------------------------------------
   Total                                      $236.6
================================================================================


   NOTE G: INVESTMENT SECURITIES
--------------------------------------------------------------------------------

   Securities classified as available-for-sale as of December 31 follow:

--------------------------------------------------------------------------------
                                     Gross       Gross
   Security                     Unrealized  Unrealized    Aggregate
   Type                   Cost       Gains      Losses   Fair Value

   (millions)

   1996
   Equity               $635.8        $8.2       $10.1       $633.9
   Debt                   58.5                                 58.5

   1995
   Equity               $288.3        $8.0       $16.5       $279.8
   Debt                    5.8                     0.1          5.7
================================================================================

   Debt securities held at December 31, 1996 do not have stated contractural maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.
      For the years ended December 31, 1996 and 1995, the proceeds from the sales of available-for-sale securities were $33.4 million and $49.4 million, respectively. The gross realized gains and losses were $2.4 million and $1 million for 1996 and $10.4 million and $0.1 million for 1995, respectively. The basis on which the cost of these securities was determined is specific identification. The changes in net unrealized holding gain or loss on available-for-sale securities has resulted in an increase in the separate component of shareholders equity during the years ended December 31, 1996 and 1995 of $5.6 million, net of tax, and $41.1 million, net of tax, respectively. The changes in net realized holding gain or loss on trading securities increased earnings during the years ended December 31, 1996 and 1995 by $3.1 million and $2.1 million, respectively.

                                                        Dominion Resources, Inc.

   NOTE H: FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

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




                                                                          Carrying Amount    Estimated Fair Value
-----------------------------------------------------------------------------------------------------------------
   December 31,                                                           1996       1995       1996      1995
   (millions)

   ASSETS:
     Cash and cash equivalents                                       $   110.8   $   66.7  $   110.8  $   66.7
     Trading securities                                                   16.4       10.8       16.4      10.8
     Mortgage loans in warehouse                                          65.8                  67.9
     Available-for-sale securities                                       692.4      285.5      692.4     285.5
     Pollution control project funds                                       9.7       11.9        9.7      11.9
     Notes receivable                                                     40.3       43.1       40.3      43.7
     Nuclear decommissioning trust funds                                 443.3      351.4      443.3     351.4

   LIABILITIES:
     Short-term debt                                                 $   378.2   $  236.6  $   378.2  $  236.6
     Long-term debt                                                    5,478.3    5,058.8    5,560.3   5,322.4
   PREFERRED SECURITIES OF A SUBSIDIARY TRUST                        $   135.0   $  135.0  $   135.0  $  140.4
   PREFERRED STOCK                                                   $   180.0   $  180.0  $   185.8  $  190.9
   LOAN COMMITMENTS                                                                        $   547.0

   DERIVATIVES--RELATING TO:
     Foreign currency contract                                       $     9.8             $     9.8  $  (13.6)
     Natural gas options in a net receivable (payable) position      $     0.6   $    0.6  $    (0.6) $    0.1
=================================================================================================================


      Cash and Cash Equivalents: The carrying amount of these items is a reasonable estimate of their fair value.
      Investment Securities and Nuclear Decommissioning Trust Funds: The estimated fair value is determined based on quoted market prices, dealer quotes, and prices obtained from independent pricing sources.
      Mortgage Loans in Warehouse: The fair value of mortgage loans in warehouse is based on outstanding commitments from investors.
      Notes Receivable: The carrying value approximates fair value due to the variable rate or term structure of the notes receivable.
      Short-Term Debt and Long-Term Debt: Market values are used to determine the fair value for debt securities for which a market exists. For debt issues that are not quoted on an exchange, interest rates currently available to the company for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The carrying amount of debt issues with short-term maturities and variable rates that are refinanced at current market rates is a reasonable estimate of their fair value.
      Preferred Securities of Subsidiary Trust: The fair value is based on market quotations.
      Preferred Stock: The fair value of the fixed-rate preferred stock subject to mandatory redemption was estimated by discounting the dividend and principal payments for a representative issue of each series over the average remaining life of the series.
      Loan Commitments: The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.
      Foreign Currency Contracts: The fair value of foreign currency contracts is estimated by obtaining quotes from brokers.
      Interest Rate Swaps: The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Net market value at December 31, 1996 was immaterial.
      Natural Gas Options: The fair value of natural gas options (used for hedging purposes) is estimated by obtaining quotes from bankers.
      Futures Contracts: Derivatives used as hedging instruments are off-balance sheet items marked-to-market with any unrealized gains or losses deferred until the related loans are securitized or sold. Net market value at December 31, 1996 was immaterial.

   Dominion Resources, Inc.

   NOTE I: LONG-TERM DEBT
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
   At December 31,                                                     1996        1995
   (millions)
   VIRGINIA POWER FIRST AND REFUNDING MORTGAGE BONDS(1):
     Series U, 5.125%, due 1997                                    $   49.3    $   49.3
     1992 Series B, 7.25%, due 1997                                   250.0       250.0
     1988 Series A, 9.375%, due 1998                                  150.0       150.0
     1992 Series F, 6.25%, due 1998                                    75.0        75.0
     1989 Series B, 8.875%, due 1999                                  100.0       100.0
     1993 Series C, 5.875%, due 2000                                  135.0       135.0
     1992 Series D, 7.625%, due 2007                                  215.0       215.0
     Various series, 6%-8%, due 2001-2004                             805.0       805.0
     Various series, 5.45%-8.75%, due 2020-2025                     1,144.5     1,144.5
---------------------------------------------------------------------------------------
   TOTAL FIRST AND REFUNDING MORTGAGE BONDS                         2,923.8     2,923.8
---------------------------------------------------------------------------------------
   OTHER LONG-TERM DEBT:
     VIRGINIA POWER:
     Bank loans, notes and term loans, 6.15%-10%, due 1996-2003       503.1       762.7
     Pollution control financings(2):
       Money market municipals, due 2008-2027(3)                      488.6       488.6
     DOMINION RESOURCES:
     Revolving credit agreement, 6.46%, due 2001                      342.5
     Commercial paper(4)                                              300.0       199.0
---------------------------------------------------------------------------------------
   TOTAL OTHER LONG-TERM DEBT                                       1,634.2     1,450.3
---------------------------------------------------------------------------------------
   NONRECOURSE--NONUTILITY DEBT:
     DOMINION RESOURCES:
     Bank loans, 9.25%, due 2008                                       20.8        21.7
     DOMINION CAPITAL:
     Senior notes, fixed rate, 6.12%-11.875%, due 1996-2005(5)         96.0       102.0
     Term notes, fixed rate, 4.93%-12.48%, due 1994-2020              212.8       204.0
     Revolving credit agreements, due 1995-1999(6)                     85.0        34.6
     Commercial paper(7)                                               90.0        90.0
     DOMINION ENERGY:
     Term loan, 7.22%, due 1996(8)                                                 68.6
     Revolving credit agreements, due 1997(9)                         320.0        14.0
     Term loan, 5.445%, due 1998                                       35.0        55.0
     Bank loans, 9.70%-13.20%, due 2005                                32.5        35.0
     Bank loans, 4.5%-6.76%, due 1996-2024                             53.0        59.8
---------------------------------------------------------------------------------------
   TOTAL NONRECOURSE--NONUTILITY DEBT                                 945.1       684.7
---------------------------------------------------------------------------------------
   LESS AMOUNTS DUE WITHIN ONE YEAR:
     First and refunding mortgage bonds                               299.3
     Bank loans, notes and term loans                                  12.0       259.6
     Nonrecourse--nonutility                                          439.4       161.2
---------------------------------------------------------------------------------------
   TOTAL AMOUNT DUE WITHIN ONE YEAR                                   750.7       420.8
---------------------------------------------------------------------------------------
   LESS UNAMORTIZED DISCOUNT, NET OF PREMIUM                           24.8        26.1
---------------------------------------------------------------------------------------
   TOTAL LONG-TERM DEBT                                            $4,727.6    $4,611.9
=======================================================================================

   (1) Substantially all of Virginia Power's property is subject to the lien of the mortgage, securing its First and Refunding Mortgage Bonds.
   (2) Certain pollution control equipment at Virginia Power's generating facilities has been pledged or conveyed to secure these financings.
   (3) Interest rates vary based on short-term tax-exempt market rates. The weighted average daily interest rates were 3.57% and 3.89% for 1996 and 1995, respectively.
   (4) See Note F to the Consolidated Financial Statements.
   (5) The Rincon Securities common stock owned by Dominion Capital is pledged as collateral to secure the loan.
   (6) The weighted average interest rates during 1996 and 1995 were 6.24% and 6.76%, respectively.
   (7) The weighted average interest rates during 1996 and 1995 were 5.37% and 5.91%, respectively.
   (8) The Enron/Dominion Cogen Corp. common stock owned by Dominion Energy is pledged as collateral to secure the loan.
   (9) The weighted average interest rates during 1996 and 1995 were 5.89% and 6.04%, respectively.

                                                        Dominion Resources, Inc.


   Maturities (including sinking fund obligations) through 2001 are as follows (in millions): 1997-$750.7; 1998-$440.7; 1999-$359.2; 2000-$253.9; and
   2001-$512.6.


      In January 1997, Virginia Power filed a registration statement with the Securities and Exchange Commission for $400 million of Junior Subordinated Debentures.


   NOTE J: COMMON STOCK
--------------------------------------------------------------------------------


   During 1996 the company purchased on the open market and retired 136,800 shares of common stock for an aggregate price of $5.5 million. On July 8, 1996, the company established Dominion Direct Investment which continues and expands the Automatic Dividend Reinvestment and Stock Purchase Plan. From 1994 through 1996, the following changes in common stock occurred:


                                                                       1996                    1995                     1994
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 Shares                   Shares                  Shares
                                                            Outstanding     Amount   Outstanding    Amount   Outstanding    Amount
   (millions)

   Balance at January 1                                           176.4   $3,303.5         172.4  $3,157.6         168.1  $2,991.0
   Changes due to:
   Dominion Direct Investment                                       1.9       70.9
   Automatic Dividend Reinvestment and Stock Purchase Plan          1.4       55.1           2.9     107.6           2.9     112.2
   Stock Purchase Plan for Customers of Virginia Power              1.0       23.2           1.4      45.8           1.3      51.3
   Employee Savings Plan                                            0.5       20.5           0.2       8.3           0.6      23.2
   Stock repurchase and retirement                                 (0.1)      (5.5)         (0.7)    (24.8)         (0.6)    (20.7)
   Other                                                            0.1        3.7           0.2       9.0           0.1       0.6
-----------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31                                         181.2   $3,471.4         176.4  $3,303.5         172.4  $3,157.6
===================================================================================================================================


   NOTE K: LONG-TERM INCENTIVE PLAN
-------------------------------------------------------------------------------


   A long-term incentive plan (the Plan) provides for the granting of nonqualified stock options and restricted stock to certain employees of Dominion Resources and its affiliates. The aggregate number of shares of common stock that may be issued pursuant to the Plan is 3,750,000. The changes in share and option awards under the Plan were as follows:



---------------------------------------------------------------------------------------------------------------
                                          Restricted         Weighted     Stock         Weighted         Shares
                                              Shares    Average Price   Options    Average Price    Exercisable
   Balance at December 31, 1993               26,899           $40.37    12,464           $29.39         12,464
---------------------------------------------------------------------------------------------------------------

   Awards granted--1994                       19,842           $40.64
   Exercised/distributed                      (5,555)          $36.25    (1,388)          $29.63
---------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1994               41,186           $41.05    11,076           $29.36         11,076
---------------------------------------------------------------------------------------------------------------
   Awards granted--1995                       25,320           $37.63
   Exercised/distributed                     (21,576)          $38.69
---------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1995               44,930           $41.60    11,076           $29.36         11,076
---------------------------------------------------------------------------------------------------------------
   Awards granted--1996                       79,784           $41.76
   Exercised/distributed/forfeited           (29,433)          $39.94      (475)          $29.63
---------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1996               95,281           $41.78    10,601           $29.34         10,601
===============================================================================================================


In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based Compensation." However, the company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for stock options awarded. Had compensation cost for the company's plan been determined consistent with the methodology prescribed under SFAS No. 123 there would have been no significant impact on the company's operations for the year ended December 31, 1996.

Dominion Resources, Inc.

   NOTE L: VIRGINIA POWER OBLIGATED MANDATORILY REDEEMABLE
   PREFERRED SECURITIES OF SUBSIDIARY TRUST
--------------------------------------------------------------------------------


   In 1995, Virginia Power established Virginia Power Capital Trust I (VP Capital Trust). VP Capital Trust sold 5,400,000 shares of Preferred Securities for $135 million, representing preferred beneficial interests and 97 percent beneficial ownership in the assets held by VP Capital Trust.
      Virginia Power issued $139.2 million of its 1995 Series A, 8.05 percent Junior Subordinated Notes (the Notes) in exchange for the $135 million realized from the sale of the Preferred Securities and $4.2 million of common securities of VP Capital Trust. The common securities represent the remaining 3 percent beneficial ownership interest in the assets held by VP Capital Trust. The Notes constitute 100 percent of VP Capital Trust's assets.
      The Notes are due September 30, 2025, but may be extended up to an additional ten years, subject to satisfying certain conditions. However, Virginia Power may redeem the Notes on or after September 30, 2000, under certain circumstances. The Preferred Securities are subject to mandatory redemption upon repayment of the Notes at maturity or earlier redemption. At redemption, each Preferred Security shall be entitled to receive a liquidation amount of $25 plus accrued and unpaid distributions, including any interest thereon.


   NOTE M: PREFERRED STOCK
--------------------------------------------------------------------------------


   Dominion Resources is authorized to issue up to 20,000,000 shares of preferred stock; however, no such shares are issued and outstanding.
      Virginia Power has authorized 10,000,000 shares of preferred stock, $100 liquidation preference. Upon voluntary liquidation, each share is entitled to receive $100 plus accrued dividends. Dividends are cumulative. Virginia Power preferred stock subject to mandatory redemption at December 31, 1996 was as follows:


-------------------------------------------
                                     Shares
   Series                       Outstanding

   $5.58                      400,000(1)(2)
   $6.35                    1,400,000(1)(3)
-------------------------------------------
     Total                  1,800,000
===========================================

(1) Shares are non-callable prior to redemption.
(2) All shares to be redeemed on 3/1/00.
(3) All shares to be redeemed on 9/1/00.

      During the years 1994 through 1996, the following shares were redeemed:

------------------------------------------------------------
   Year                               Dividend        Shares

   1995                                  $7.30       417,319
   1994                                   7.30        37,681
============================================================




   At December 31, 1996 Virginia Power preferred stock not subject to mandatory redemption, $100 liquidation preference, is listed in the table below.


--------------------------------------------------------------------
                                      Issued and     Entitled Per
                                     Outstanding       Share Upon
   Dividend                               Shares       Redemption

   $5.00                                 106,677          $112.50
    4.04                                  12,926           102.27
    4.20                                  14,797           102.50
    4.12                                  32,534           103.73
    4.80                                  73,206           101.00
    7.05                                 500,000           105.00(1)
    6.98                                 600,000           105.00(2)
   MMP 1/87 series(3)                    500,000           100.00
   MMP 6/87 series(3)                    750,000           100.00
   MMP 10/88 series(3)                   750,000           100.00
   MMP 6/89 series(3)                    750,000           100.00
   MMP 9/92A(3)                          500,000           100.00
   MMP 9/92B(3)                          500,000           100.00
--------------------------------------------------------------------
     TOTAL                             5,090,140
====================================================================

   (1) Through 7/31/03 and thereafter to amounts declining in steps to $100.00 after 7/31/13.
   (2) Through 8/31/03 and thereafter to amounts declining in steps to $100.00 after 8/31/13.
   (3) Money Market Preferred (MMP) dividend rates are variable and are set every 49 days via an auction. The weighted average rates for these series in 1996, 1995, and 1994, including fees for broker/dealer agreements, were 4.48%, 4.93%, and 3.75%, respectively.

      During the years 1994 through 1996, the following shares were redeemed:


-----------------------------------------------------------------------------
   Year                                                 Dividend       Shares

   1995                                                    $7.45      400,000
   1995                                                     7.20      450,000
=============================================================================



   NOTE N: RETIREMENT PLAN, POSTRETIREMENT BENEFITS AND
   OTHER BENEFITS
--------------------------------------------------------------------------------


   Retirement Plan: Dominion Resources' Retirement Plan (the Plan) covers virtually all employees of Dominion Resources and its subsidiaries. The benefits are based on years of service and the employee's compensation. Dominion Resources' funding policy is to contribute annually an amount that is in accordance with the provisions of the Employment Retirement Income Security Act of 1974.

                                                        Dominion Resources, Inc.

      The components of the provision for net periodic pension expense were as follows:


-------------------------------------------------------------------
   Year ending December 31,                 1996     1995     1994

   (millions)
   Service cost--benefits earned
     during the year                      $ 26.7   $ 23.4   $ 24.6
   Interest cost on projected
     benefit obligation                     61.1     54.9     46.3
   Actual return on plan
     assets                                (63.5)   (56.7)   (51.3)
   Net amortization and deferral             1.2     (0.7)     0.1
-------------------------------------------------------------------
   Net periodic pension cost              $ 25.5   $ 20.9   $ 19.7
===================================================================


   The following table sets forth the Plan's funded status:

------------------------------------------------------------------------
   As of December 31,                                     1996     1995

   (millions)
   ACTUARIAL PRESENT VALUE OF BENEFIT OBLIGATIONS:
   Accumulated benefit obligation, including
     vested benefit of 1996-$586.7 and
     1995-$540.2                                        $660.0   $607.4
------------------------------------------------------------------------
   Projected benefit obligation
     for service rendered to date                       $852.2   $767.0
   Plan assets at fair value, primarily
     listed stocks and U.S. bonds                        845.0    763.6
------------------------------------------------------------------------
   Plan assets less than projected benefit obligation     (7.2)    (3.4)
   Unrecognized net loss from past
     experience different from that
     assumed and effects of changes in
     assumptions                                          40.4     35.7
   Unrecognized prior service cost                         4.7      5.3
   Unrecognized net asset at January 1,
     being recognized over
     16 years beginning in 1986                          (21.8)   (25.1)
------------------------------------------------------------------------
   Prepaid pension cost included in
     other assets                                       $ 16.1   $ 12.5
========================================================================


   Significant assumptions used in determining net periodic pension cost and the projected benefit obligation were:


-------------------------------------------------------------------
   As of December 31,                                 1996     1995

   Discount rates                                     8.0%     8.0%
   Rates of increase in
     compensation levels                              5.0%     5.0%
   Expected long-term
     rate of return                                   9.5%     9.5%
===================================================================




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


      Net periodic postretirement benefit expense for 1996 and 1995 was as follows:

-------------------------------------------------------------------
   Year ending December 31,                           1996    1995

   (millions)
   Service cost                                     $ 12.3   $ 8.9
   Interest cost                                      24.2    21.9
   Return on plan assets                             (16.6)   (6.1)
   Amortization of transition obligation              12.1    12.1
   Net amortization and deferral                       7.2     0.1
-------------------------------------------------------------------
   Net periodic postretirement benefit expense      $ 39.2   $36.9
===================================================================


   The following table sets forth the funded status of the plan:


-------------------------------------------------------------------
   As of December 31,                               1996      1995

   (millions)
   Fair value of plan assets                     $ 133.0   $  96.3
   Accumulated postretirement
     benefit obligation:
     Retirees                                    $ 202.7   $ 211.4
       Active plan participants                    125.0      99.2
-------------------------------------------------------------------
       Accumulated postretirement
         benefit obligation                        327.7     310.6

   Accumulated postretirement
     benefit obligation in excess of plan assets  (194.7)   (214.3)
   Unrecognized transition obligation              194.1     206.2
   Unrecognized net experience gain                 (3.0)      8.6
-------------------------------------------------------------------
   Prepaid (accrued) postretirement benefit cost $  (3.6)  $   0.5
===================================================================


   A one percent increase in the health care cost trend rate would result in an increase of $4.8 million in the service and interest cost components and a $35 million increase in the accumulated postretirement benefit obligation.

      Significant assumptions used in determining the postretirement benefit obligation were:


-----------------------------------------------------------------------------
                                                  1996                   1995

Discount rates                                    8.0%                   8.0%
Assumed return on plan assets                     9.0%                   9.0%
Medical cost trend rate              8% for first year      9% for first year
                                    7% for second year     8% for second year
                                       Scaling down to        Scaling down to
                                    4.75% beginning in     4.75% beginning in
                                         the year 2001          the year 2001
=============================================================================


   Virginia Power is recovering these costs in rates on an accrual basis in all material respects, in all jurisdictions. The funds being collected for other postretirement benefits accrual in rates, in excess of other postretirement benefits actually paid during the year, are contributed to external benefit trusts under Virginia Power's current funding policy.
      Other Benefits: In 1994, Virginia Power offered an early retirement program to employees aged 50 or older and offered a voluntary separation program to all regular full-time employees. Approximately 1,400 employees accepted offers under these programs. The costs associated with these programs were $90.1 million. Virginia Power capitalized $25.9 million based upon regulatory precedent and expensed $64.2 million.

Dominion Resources, Inc.

   NOTE O: RESTRUCTURING
--------------------------------------------------------------------------------


   In March 1995, Virginia Power announced the implementation phase of its Vision 2000 program. During this phase, Virginia Power began reviewing operations with the objective of outsourcing services where economical and appropriate, and re-engineering the remaining functions to streamline operations. The re-engineering process is resulting in outsourcing, decentralization, reorganization and downsizing for portions of Virginia Power's operations. As part of this process, Virginia Power is reevaluating its utilization of capital resources in its operations to identify further opportunities for operational efficiencies through outsourcing or re-engineering of its processes.
      Restructuring charges of $91.6 million and $117.9 million in 1996 and 1995, respectively, included severance costs, purchased power contract restructuring and negotiated settlement costs, capital project cancellation costs, and other costs incurred directly as a result of the Vision 2000 initiatives. While Virginia Power may incur additional charges for severance in 1997, the amounts are not expected to be significant.
      In 1995, Virginia Power established a comprehensive involuntary severance package for salaried employees who may no longer be employed as a result of these initiatives. Virginia Power is recognizing the cost associated with employee terminations in accordance with Emerging Issues Task Force Consensus No. 94-3 as management identifies the positions to be eliminated. Severance payments are being made over a period not to exceed twenty months. Through December 31, 1996, management had identified 1,811 positions to be eliminated. Those positions were identified as a result of Virginia Power's review of the Fossil and Hydroelectric, Nuclear and Commercial Operations Business Units and portions of the corporate center operations. The recognition of severance costs resulted in a charge to operations in 1996 and 1995 of $49.2 million and $51.2 million, respectively. At December 31, 1996, 1,266 employees have been terminated and severance payments totaling $45 million have been paid. Virginia Power estimates that these staffing reductions will result in annual savings in the range of $62 million to $90 million for its restructured operations. However, such savings may be offset in part by future salary increases, possible outsourcing costs and increased payroll costs associated with staffing for growth opportunities such as those in Virginia Power's Energy Services Business Unit. Savings from staffing reductions will be reflected in lower construction expenditures as well as lower operation and maintenance expenses.
      In an effort to minimize its exposure to potential stranded investment, Virginia Power is evaluating its long-term purchased power contracts and negotiating modifications to their terms, including cancellations, where it is determined to be economically advantageous to do so. Virginia Power also negotiated settlements with several other parties to terminate their rights to sell power to Virginia Power. The cost of contract modifications, contract cancellations and negotiated settlements was $7.8 million and $8.1 million in 1996 and 1995, respectively. Using contract terms, estimated quantities of power that would have otherwise been delivered and other relevant factors at the time of each transaction, Virginia Power estimated that its annual future purchased power costs, including energy payments, would be reduced by up to $5.8 million and $147 million for the 1996 transactions and 1995 transactions, respectively. The cost of alternative sources of power that might ultimately be required as a result of these settlements is expected to be significantly less than the estimated reduction in purchased power costs.
      Restructuring charges reported in 1995 included $37.3 million for the cancellation of a project to construct a facility to handle low level radioactive waste at Virginia Power's North Anna Power Station. As a result of reevaluating the handling of low level radioactive waste, Virginia Power concluded that the facility should not be completed due to the additional capital investment required, decreased Virginia Power volumes of low level radioactive waste resulting from improvements in station procedures and the availability of more economical offsite processing.
      The incurrence of restructuring charges and the savings resulting therefrom in subsequent periods are elements of Virginia Power's cost of operations and will be considered in the cost of service information filed by Virginia Power in response to the Virginia Commission's Order issued on November 12, 1996.
      In this increasingly competitive environment, Virginia Power has also concluded that it is appropriate to utilize available savings and cost reductions, such as those generated by the Vision 2000 program, to accelerate the write-off of existing unamortized regulatory assets. Not only will this strategically position Virginia Power in anticipation of competition, but it also reflects Virginia Power's commitment to mitigate its exposure to potentially strandable costs. As of December 31, 1996, Virginia Power had identified savings of $26.7 million which were used to establish a reserve for expected adjustments to regulatory assets.
      As part of re-engineering operations, Virginia Power has adopted a plan to improve customer service which will require an investment in excess of $100 million over the next several years. That plan includes the installation of automated electric meters in metropolitan and inaccessible rural and urban locations. The plan also provides for the installation of mobile data dispatch technology in the utility's service fleet, accompanied by digitized mapping of Virginia Power's service territory. Furthermore, technological changes are being made to enhance the utility's ability to handle customer calls during power outages. In order to increase service reliability, Virginia Power has initiated both local and regional distribution line improvement projects.

                                                        Dominion Resources, Inc.


      NOTE P: DERIVATIVE TRANSACTIONS
--------------------------------------------------------------------------------


   Dominion Resources uses derivative financial instruments for the purposes of managing interest rate, natural gas price and foreign currency risks. The company does not hold or issue derivative financial instruments for trading purposes.
      Natural Gas Risks: Dominion Energy enters into natural gas options, collars, and swaps as a hedge against fluctuations in natural gas prices existing for future production periods. Dominion Energy addresses market risk by selecting natural gas-based financial instruments whose historical value fluctuations correlate strongly with those of the item being hedged. Revenues received from such contracts which are held until expiration are recognized in the corresponding production month for the contract. Dominion Energy has some risk since the price received for the underlying production may exceed the reference price included in the hedging transaction. As of December 31, 1996, Dominion Energy has entered into various natural gas put options, collars and swap contracts as hedges expiring on various dates until March 1998 on approximately 10 Bcf of natural gas and the weighted average put price per MMBTU of natural gas was $1.94. At December 31, 1995, Dominion Energy had entered into natural gas put option contracts as hedges extending through March 31, 1996 on approximately 5 Bcf of natural gas and the weighted average put price per MMBTU of natural gas was $1.98.
      Foreign Currency Risks: On November 13, 1996, Dominion Resources purchased a call option at a cost of $9.8 million (face amount, (pound)1.35 billion) to stabilize the amount of its U.S. dollar investment in its acquisition of East Midlands Electricity plc, an English utility. At December 31, 1996, the unrealized gain recorded in net income was $2.2 million. The option expires on May 12, 1997. In 1989, Dominion Energy obtained a loan that was denominated in Japanese yen. Immediately upon obtaining the loan, Dominion Energy entered into a currency exchange agreement in order to exchange the yen for $55 million. At December 31, 1995, Dominion Energy had an unrealized translation currency loss of $13.6 million and the currency exchange rate was one U.S. dollar equaled 103.43 Japanese yen. On February 15, 1996, Dominion Energy repaid the loan in its entirety without incurring any foreign translation loss.
      Interest Rate Risks: In 1996, Dominion Capital began using interest rate swaps to manage interest rate costs. The purpose of the transactions was to effectively convert floating rate debt to a fixed rate obligation. The face or notional amount of the interest rate swaps at December 31, 1996 was $30 million. The difference between the amounts paid or received on interest rate swaps in 1996 was recognized as an adjustment to interest expense. Credit risk exists to the extent that the counterparties to the swap do not perform their obligation under the agreements.
      Saxon Mortgage, a subsidiary of Dominion Capital, enters into forward delivery contracts, financial futures and options contracts for the purpose of reducing exposure to the effects of changes in interest rates on mortgage loans which the company has funded or has committed to fund. Gains and losses on such contracts relating to mortgage loans are recognized when the loans are sold. If the counterparties to the hedging transactions are unable to perform according to the terms of the contracts, the company may incur losses upon selling the mortgage loans at prevailing prices. As of December 31, 1996, Saxon has outstanding liabilities related to its hedging positions with certain counter parties of $0.8 million. The deferred hedging losses, net, at December 31, 1996 were immaterial.
      Interest rate swaps were utilized in 1996 at a number of the cogeneration projects in which Dominion Energy maintains 50% ownership interests. The purpose of theses transactions was to reduce the risk of interest rate fluctuations by effectively converting variable rate debt to a fixed rate liability.


   NOTE Q: COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------


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

   VIRGINIA POWER
   Federal Energy Regulatory Commission Audit: FERC has conducted a compliance audit of Virginia Power's financial statements for the years 1990 to 1994. Virginia Power has received a preliminary audit report from FERC, in which certain compliance exceptions were noted. Virginia Power has supplied information to the FERC staff relating to these preliminary exceptions. Based on information available at this time, the disposition of these issues is not expected to have a significant effect on Virginia Power's financial position or results of operations.
      Construction Program: Virginia Power has made substantial commitments in connection with its construction program and nuclear fuel expenditures, which are estimated to total $529.2 million (excluding AFC) for 1997. Virginia Power presently estimates that all of its 1997 construction expenditures, including nuclear fuel, will be met through cash flow from operations.
      Purchased Power Contracts: Since 1984, Virginia Power has entered into contracts for the long-term purchase of capacity and energy from other utilities, qualifying facilities and independent power producers. As of December 31, 1996, there were 65 nonutility generating facilities under contract to provide Virginia Power 3,524 megawatts of dependable summer capacity. Of these, 62 projects (aggregating 3,509 megawatts) were

Dominion Resources, Inc.

   operational at the end of 1996, with the remaining three projects to become operational before 1999. The following table shows the minimum commitments as of December 31, 1996 for power purchases from utility and nonutility suppliers.

                                                    Commitments
------------------------------------------------------------------
   (millions)                                 Capacity       Other

   1997                                      $   790.7    $  211.2
   1998                                          793.5       216.8
   1999                                          796.6       220.3
   2000                                          709.2       157.9
   2001                                          712.1       161.5
   After 2001                                 10,098.0       788.0
------------------------------------------------------------------
   Total                                     $13,900.1    $1,755.7
------------------------------------------------------------------
   Present value of the total                $ 6,147.2    $  986.7
==================================================================


   In addition to the commitments listed above, under some contracts, Virginia Power may purchase, at its option, additional power as needed. Payments for purchased power (including economy, emergency, limited-term, short-term, and long-term purchases) for the years 1996, 1995, and 1994 were $1,183 million, $1,093 million, and $1,025 million, respectively. For discussion of Virginia Power's efforts to restructure certain purchased power contracts, see Note O to the Consolidated Financial Statements.
      Fuel Purchase Commitments: Virginia Power's estimated fuel purchase commitments for the next five years for system generation are as follows:
   1997-$326 million;  1998-$274 million;  1999-$194 million;  2000-$157 million; and 2001-$110 million.
      Environmental Matters: Environmental costs have been historically recovered through the ratemaking process; however, should material costs be incurred and not recovered through rates, Virginia Power's results of operations and financial condition could be adversely impacted.
      The EPA has identified Virginia Power and several other entities as Potentially Responsible Parties (PRPs) at two Superfund sites located in Kentucky and Pennsylvania. The estimated future remediation costs for the sites are in the range of $61.5 million to $72.5 million. Virginia Power's proportionate share of the costs is expected to be in the range of $1.7 million to $2.5 million, based upon allocation formulas and the volume of waste shipped to the sites. As of December 31, 1996, Virginia Power accrued a reserve of $1.7 million to meet its obligations at these two sites. Based on a financial assessment of the PRPs involved at these sites, Virginia Power has determined that it is probable that the PRPs will fully pay the costs apportioned to them.
      Virginia Power and Dominion Resources, along with Consolidated Natural Gas, have remedial action responsibilities remaining at two coal tar sites. Virginia Power accrued a $2 million reserve to meet its estimated liability based on site studies and investigations performed at these sites. In addition, two civil actions have been instituted against the City of Norfolk and Virginia Power by property owners who allege that their property has been contaminated by toxic pollutants originating from one of the coal tar sites now owned by the city of Norfolk and formerly owned by Virginia Power. The plaintiffs are seeking compensatory damages of $12 million and punitive damages of $6 million. It is too early in the cases for Virginia Power to predict their outcome.
      Virginia Power generally seeks to recover its costs associated with environmental remediation from third-party insurers. At December 31, 1996 pending claims were not recognized as an asset or offset against recorded obligations.
      Nuclear Insurance: The Price-Anderson Act limits the public liability of an owner of a nuclear power plant to $8.9 billion for a single nuclear incident. The Price-Anderson Amendments Act of 1988 allows for an inflationary provision adjustment every five years. Virginia Power has purchased $200 million of coverage from commercial insurance pools with the remainder provided through a mandatory industry risk-sharing program. In the event of a nuclear incident at any licensed nuclear reactor in the United States, Virginia Power could be assessed up to $81.7 million (including a 3 percent insurance premium tax for Virginia) for each of its four licensed reactors not to exceed $10.3 million (including a 3 percent insurance premium tax for Virginia) per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed.
      Nuclear liability coverage for claims made by nuclear workers first hired on or after January 1, 1988, except those arising out of an extraordinary nuclear occurrence, is provided under the Master Worker insurance program. (Those first hired into the nuclear industry prior to January 1, 1988 are covered by the policy discussed above.) The aggregate limit of coverage for the industry is $400 million ($200 million policy limit with automatic reinstatements of an additional $200 million). Virginia Power's maximum retrospective assessment is approximately $12.5 million (including a 3 percent insurance premium tax for Virginia).
      Virginia Power's current level of property insurance coverage ($2.55 billion for North Anna and $2.4 billion for Surry) exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site, and includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first to return the reactor to and maintain it in a safe and stable condition, and second to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Virginia Power's nuclear property insurance is provided by Nuclear Mutual Limited (NML) and Nuclear Electric Insurance Limited (NEIL), two mutual insurance companies, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to these insurance companies. The maximum assessment for the current policy period is $44.8 million. Based on the severity of the incident, the boards of directors of Virginia Power's nuclear insurers have the discretion to lower the maximum retrospective premium assessment or eliminate either or both completely. For any losses that exceed the limits, or for which insurance proceeds are not available because they must first be used for stabilization and decontamination, Virginia Power has the financial responsibility.

                                                        Dominion Resources, Inc.

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

   DOMINION RESOURCES
   Under the terms of an investment agreement, Dominion Resources must provide contingent equity support to Dominion Energy in the amount of $52.6 million. Management believes the possibility of such support to Dominion Energy is remote.

   DOMINION ENERGY
   Dominion Energy has general partnership interests in certain of its energy ventures. Accordingly, Dominion Energy may be called upon to fund future operation of these investments to the extent operating cash flow is insufficient.
      In addition, Dominion Energy may be required to make payments under certain agreements on behalf of its energy ventures. As of December 31, 1996 no payments have been required.

   DOMINION CAPITAL
   At December 31, 1996, Saxon Mortgage had commitments to fund mortgage loans of approximately $525 million. Saxon had a commitment to sell approximately $7 million of mortgage loans to the trust of its last securitization. This commitment expired on February 5, 1997.


   NOTE R: ACQUISITIONS
--------------------------------------------------------------------------------


   In May 1996, Dominion Capital acquired from Resource Mortgage Capital its single-family mortgage operations for $67 million. The resulting $56.3 million of purchase price in excess of assets acquired is being amortized over 25 years. The transaction has been recorded using the purchase method of accounting.
      In August 1996, Dominion Energy, through wholly-owned subsidiaries, acquired a 60 percent ownership and management interest in EGENOR for $228.2 million. EGENOR is a power generation company providing electricity to Peru's northern region. This transaction has been accounted for using the purchase method of accounting.


   NOTE S: SUBSEQUENT EVENTS
--------------------------------------------------------------------------------


   Effective January 1997, Dominion Energy acquired the stock of Wolverine Gas and Oil Company and related entities (Wolverine) in exchange for stock in Dominion Resources. Wolverine is an oil and gas production and operating company headquartered in Grand Rapids, Michigan. The transaction will be recorded using the pooling of interest method.
      Dominion Resources announced in November 1996, that its indirect subsidiary DR Investments (U.K.) PLC had made an offer to purchase East Midlands for approximately $2.2 billion. East Midlands is a regional electricity company based in the Nottingham area of the United Kingdom. Dominion Resources expects the transaction to be completed during the first quarter of 1997.


   NOTE T: BUSINESS SEGMENTS
--------------------------------------------------------------------------------


   The company's principal business segments include Virginia Power, Dominion Energy, Dominion Capital and corporate. The company's business segment information was:

   BUSINESS SEGMENTS

-----------------------------------------------------------------------
                                            1996       1995       1994

   (in millions, except Identifiable Assets amounts)

   REVENUE
   Virginia Power                       $4,382.6   $4,350.4   $4,170.8
   Dominion Capital                        186.3      111.8       99.2
   Dominion Energy                         267.1      182.3      210.6
   Corporate                                20.1       19.3       19.3
   Eliminations                            (13.8)     (12.1)      (8.8)
-----------------------------------------------------------------------
   Consolidated                         $4,842.3   $4,651.7   $4,491.1
-----------------------------------------------------------------------
   INCOME FROM OPERATIONS
   Virginia Power                       $1,003.2   $  971.3   $  951.3
   Dominion Capital                         80.2       49.5       32.7
   Dominion Energy                          33.3       31.2       62.2
   Corporate                                 1.5      (11.9)       0.8
   Eliminations                            (13.8)     (12.1)      (8.8)
-----------------------------------------------------------------------
   Consolidated                         $1,104.4   $1,028.0   $1,038.2
-----------------------------------------------------------------------
   (billions)

   IDENTIFIABLE ASSETS
   Virginia Power                       $   11.8   $   11.8   $   11.6
   Dominion Capital                          1.1        0.9        0.8
   Dominion Energy                           1.6        1.1        0.9
   Corporate                                 5.6        5.0        4.9
   Eliminations                             (5.2)      (4.9)      (4.6)
-----------------------------------------------------------------------
   Consolidated                         $   14.9   $   13.9   $   13.6
-----------------------------------------------------------------------
   DEPRECIATION AND AMORTIZATION
   Virginia Power                       $  536.4   $  503.5   $  480.7
   Dominion Capital                          6.8        3.0        2.8
   Dominion Energy                          69.9       42.6       47.7
   Corporate                                 2.1        1.9        1.9
-----------------------------------------------------------------------
   Consolidated                         $  615.2   $  551.0   $  533.1
-----------------------------------------------------------------------
   CAPITAL EXPENDITURES
   Virginia Power                       $  484.0   $  577.5   $  660.9
   Dominion Capital                         17.7        1.9        0.3
   Dominion Energy                         176.0       25.1       39.8
   Corporate                                 1.3        0.4        0.3
-----------------------------------------------------------------------
   Consolidated                         $  679.0   $  604.9   $  701.3
=======================================================================

Dominion Resources, Inc.

      NOTE U: QUARTERLY FINANCIAL AND
      COMMON STOCK DATA (UNAUDITED)
--------------------------------------------------------------------------------


   The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of Dominion Resources' management for a fair statement of the results for the interim periods.

   QUARTERLY FINANCIAL AND COMMON STOCK DATA--UNAUDITED

------------------------------------------------------------------
                                             1996             1995
   (in millions, except per share amounts)

   REVENUES
   First Quarter                         $1,239.3         $1,129.3
   Second Quarter                         1,121.0          1,042.8
   Third Quarter                          1,286.7          1,345.0
   Fourth Quarter                         1,195.3          1,134.6
------------------------------------------------------------------
   Year                                  $4,842.3         $4,651.7
==================================================================
   INCOME BEFORE PROVISION
     FOR FEDERAL INCOME TAXES
   First Quarter                         $  220.3         $  151.9
   Second Quarter                           138.5            107.3
   Third Quarter                            240.4            295.1
   Fourth Quarter                            85.4             52.8
------------------------------------------------------------------
   Year                                  $  684.6         $  607.1
==================================================================
   NET INCOME
   First Quarter                         $  150.2         $  108.5
   Second Quarter                            94.2             78.1
   Third Quarter                            162.2            197.9
   Fourth Quarter                            65.5             40.5
------------------------------------------------------------------
   Year                                  $  472.1         $  425.0
==================================================================
   EARNINGS PER SHARE
   First Quarter                         $   0.85         $   0.63
   Second Quarter                            0.53             0.45
   Third Quarter                             0.91             1.14
   Fourth Quarter                            0.36             0.23
------------------------------------------------------------------
   Year                                  $   2.65         $   2.45
==================================================================
   DIVIDENDS PER SHARE
   First Quarter                         $  0.645         $  0.645
   Second Quarter                           0.645            0.645
   Third Quarter                            0.645            0.645
   Fourth Quarter                           0.645            0.645
------------------------------------------------------------------
   Year                                  $   2.58         $   2.58
==================================================================
   STOCK PRICE RANGE
   First Quarter                    44 3/8-37 5/8    39 1/4-35 1/2
   Second Quarter                       40 1/4-37    38 5/8-35 7/8
   Third Quarter                        40-36 7/8    37 7/8-34 7/8
   Fourth Quarter                       41-37 1/8    41 5/8-37 5/8
------------------------------------------------------------------
   Year                             44 3/8-36 7/8    41 5/8-34 7/8
==================================================================



   As part of the Vision 2000 program (see Note O), Virginia Power recorded $91.6 million and $117.9 million of restructuring charges in 1996 and 1995, respectively. Restructuring charges included severance costs, purchased power contract restructuring and negotiated settlement costs, capital project cancellation costs, and other costs incurred directly as a result of the Vision 2000 initiatives. The following chart shows the quarterly impact of restructuring charges on expense and balance available for common stock for 1996 and 1995.

   VIRGINIA POWER
------------------------------------------------------------------
                                                 Balance Available
   Quarter                            Expense     For Common Stock
   (millions)

   1996
       1st                              $ 5.4                $ 3.5
       2nd                               19.3                 12.5
       3rd                                4.6                  3.0
       4th                               62.3                 40.6
   1995
       1st                              $ 3.5                $ 2.3
       2nd                                1.8                  1.1
       3rd                               30.6                 19.9
       4th                               82.0                 53.3
==================================================================


   In the fourth quarter of 1995, Dominion Resources incurred at the holding company restructuring expenses amounting to $3.6 million and other charges amounting to $8.8 million. The other charges included litigation costs which were incurred to resolve the shareholder claims made in 1994. The impact of the restructuring expenses reduced net income by $2.3 million and the other charges reduced net income by $5.8 million.
      During December 1995, Dominion Energy settled certain outstanding disputes with a supplier and renegotiated the terms of related long-term supply contracts. As a result, the fourth quarter earnings include gains from these changes which total $6.2 million, net of tax.
      In June 1995, Dominion Resources Black Warrior Trust units were sold to third parties amounting to a gain of $5.4 million, net of tax. These were the remaining ownership units of a trust established in June 1994 when Dominion Energy transferred from Dominion Black Warrior Basin to Dominion Resources Black Warrior Trust a 65 percent overriding royalty interest in coal seam gas properties.

                                                        Dominion Resources, Inc.

   Report of Management's Responsibilities

   The management of Dominion Resources, Inc. is responsible for all information and representations contained in the Consolidated Financial Statements and other sections of the annual report. The Consolidated Financial Statements, which include amounts based on estimates and judgments of management, have been prepared in conformity with generally accepted accounting principles. Other financial information in the annual report is consistent with that in the Consolidated Financial Statements.
      Management maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that Dominion Resources' and its subsidiaries' assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. Management recognizes the inherent limitations of any system of internal accounting control, and therefore cannot provide absolute assurance that the objectives of the established internal accounting controls will be met.
      This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel, and internal audits. Management believes that during 1996 the system of internal control was adequate to accomplish the intended objectives.
      The Consolidated Financial Statements have been audited by Deloitte & Touche LLP, independent auditors, whose designation by the Board of Directors was ratified by the shareholders. Their audits were conducted in accordance with generally accepted auditing standards and include a review of Dominion Resources' and its subsidiaries' accounting systems, procedures and internal controls, and the performance of tests and other auditing procedures sufficient to provide reasonable assurance that the Consolidated Financial Statements are not materially misleading and do not contain material errors.
      The Audit Committees of the Boards of Directors, composed entirely of directors who are not officers or employees of Dominion Resources or its subsidiaries, meet periodically with independent auditors, the internal auditors and management to discuss auditing, internal accounting control and financial reporting matters and to ensure that each is properly discharged. Both independent auditors and the internal auditors periodically meet alone with the Audit Committees and have free access to the Committees at any time.
      Management recognizes its responsibility for fostering a strong ethical climate so that Dominion Resources' affairs are conducted according to the highest standards of personal corporate conduct. This responsibility is characterized and reflected in Dominion Resources' Code of Ethics, which addresses potential conflicts of interest, compliance with all domestic and foreign laws, the confidentiality of proprietary information, and full disclosure of public information.

   Dominion Resources, Inc.



   /s/ Thos. E. Capps                    /s/ James L. Trueheart

   Thos. E. Capps                        James L. Trueheart

   CHAIRMAN, PRESIDENT AND               VICE PRESIDENT AND CONTROLLER
   CHIEF EXECUTIVE OFFICER

   Dominion Resources, Inc.

   REPORT OF INDEPENDENT AUDITORS
   TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
   DOMINION RESOURCES, INC.


   We have audited the accompanying consolidated balance sheets of Dominion Resources, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1996. These Consolidated Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Dominion Resources, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



   /s/ Deloitte & Touche LLP
   Richmond, Virginia
   February 11, 1997

[Deloitte & Touche LLP Logo]
                                       52

                                                        Dominion Resources, Inc.



SELECTED CONSOLIDATED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
                                                     1996          1995          1994           1993            1992         1991
(millions, except per share amounts and percentages)
Revenues and other income                        $   4,842.3   $   4,651.7   $   4,491.1   $   4,433.9   $   3,791.1   $   3,785.7
Income before cumulative effect of
   a change in accounting principle              $     472.1   $     425.0   $     478.2   $     516.6   $     428.9   $     459.9
Cumulative effect on prior
        years of changing the method of
        accounting for income taxes                                                                             15.6
----------------------------------------------------------------------------------------------------------------------------------
Net income                                       $     472.1   $     425.0   $     478.2   $     516.6   $     444.5   $     459.9
==================================================================================================================================
Total assets                                     $ 14,905.06   $  13,903.3   $  13,562.2   $  13,349.5   $  12,615.1   $  11,201.4
Long-term debt, preferred stock
        subject to mandatory redemption
        and preferred securities of
        a subsidiary trust                       $   5,042.6   $   4,926.9   $   4,934.2   $   4,976.7   $   4,667.4   $   4,668.2
Common stock data:
Earnings per share before
        cumulative effect of a change in
        accounting principle                     $      2.65   $      2.45   $      2.81   $      3.12   $      2.66   $      2.94
Cumulative effect on prior years of
        changing the method of accounting
        for income taxes                                                                                         .10
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share                               $      2.65   $      2.45   $      2.81   $      3.12   $      2.76   $      2.94
==================================================================================================================================
Dividends paid per share                         $      2.58   $      2.58   $      2.55   $      2.48   $      2.40   $      2.32
Market value per share at year-end                     38.50         41.25         36.00         45.38         39.50         38.00
Book value per share at year-end                       27.17         26.88         26.60         26.38         25.21         24.41
Return on equity--average                                9.8%          9.2%         10.6%         12.2%         11.2%         12.4%
Payout ratio                                            97.4%        105.3%         90.7%         79.5%         87.0%         78.9%
Price/earnings ratio at year-end                        14.5          16.8          12.8          14.5          14.3          12.9
Outstanding shares of common stock
       --average                                       178.3         173.8         170.3         165.7         161.1         156.5
       --actual (year-end)                             181.2         176.4         172.4         168.1         163.8         158.8
Capitalization:*
        Long-term debt                           $   4,533.4   $   4,348.9   $   4,384.1   $   4,219.5   $   4,111.8   $   4,025.6
        Preferred securities                           135.0         135.0
        Preferred stock                                689.0         689.0         816.1         819.5         845.6         761.7
        Common equity                                4,924.4       4,742.0       4,586.1       4,435.9       4,131.3       3,877.8
----------------------------------------------------------------------------------------------------------------------------------
Total capitalization                             $  10,281.8   $   9,914.9   $   9,786.3   $   9,474.9   $   9,088.7   $   8,665.1
==================================================================================================================================
*Capitalization excludes:
        Nonrecourse-nonutility
                financing                        $     945.1   $     684.7   $     727.1   $     726.8   $     593.4   $     545.7
        Short-term debt                          $     378.2   $     236.6   $     146.0   $     262.8   $     125.2   $     154.0
Property, plant and equipment:
        Electric utility                         $  14,506.8   $  14,201.6   $  13,896.6   $  13,376.1   $  12,930.6   $  12,397.7
        Nuclear fuel                                   843.8         836.0         817.2         814.1         754.6         766.4
        Other                                        1,465.2         939.8         701.6         724.5         451.4         213.4
----------------------------------------------------------------------------------------------------------------------------------
                Total                               16,815.8      15,977.4      15,415.4      14,914.7      14,136.6      13,377.5
Less accumulated depreciation,
        depletion and amortization                   6,306.4       5,655.1       5,170.0       4,802.1       4,459.5       4,110.5
----------------------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                $  10,509.4   $  10,322.3   $  10,245.4   $  10,112.6   $   9,677.1   $   9,267.0
==================================================================================================================================
CWIP included in property, plant
        and equipment                            $     180.1   $     512.1   $     828.2   $     913.1   $     840.9   $     736.1
==================================================================================================================================