Form 10-K, Exhibit 13
period 1997-12-31
DOMINION RESOURCES INC /VA/
filed 1998-03-20
CIK 715957

EXHIBIT 13

                                                                              21


CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

-----------------------------------------------------------------------------------------------------
For The Years Ended December 31,                                     1997         1996         1995
(millions, except per share amounts)
Operating revenues and income:
  Virginia Power                                                   $5,079.0     $4,420.9     $4,351.9
  East Midlands                                                     1,970.1
  Nonutility                                                          628.5        433.1        281.2
                                                                   ----------------------------------
  Total operating revenues and income                               7,677.6      4,854.0      4,633.1
                                                                   ----------------------------------
Operating expenses:
  Fuel, net                                                         1,620.7      1,016.6      1,009.7
  Purchased power capacity, net                                       717.5        700.6        688.4
  Supply and distribution--East Midlands                            1,466.1
  Accelerated cost recovery                                            38.4         26.7
  Restructuring                                                        18.4         64.9        121.5
  Other operation and maintenance                                   1,237.7      1,045.3        968.6
  Depreciation, depletion and amortization                            819.3        615.2        551.0
  Other taxes                                                         282.5        274.9        267.5
                                                                   ----------------------------------
  Total operating expenses                                          6,200.6      3,744.2      3,606.7
                                                                   ----------------------------------
Operating income                                                    1,477.0      1,109.8      1,026.4
                                                                   ----------------------------------
Other income and expense:
  Virginia Power                                                       14.2          6.8         10.0
  East Midlands                                                        10.9
  Nonutility                                                            8.6         17.8         13.6
  Windfall profits tax--East Midlands                                (156.6)
                                                                   ----------------------------------
  Total other income and expense                                     (122.9)        24.6         23.6
                                                                   ----------------------------------
Income before fixed charges and income taxes                        1,354.1      1,134.4      1,050.0
                                                                   ----------------------------------
Fixed charges:
  Interest charges, net                                               627.4        387.0        381.7
  Distributions--preferred securities of subsidiary trusts             12.1         10.9          3.7
  Preferred dividends of Virginia Power                                35.8         35.5         44.1
                                                                   ----------------------------------
  Total fixed charges                                                 675.3        433.4        429.5
                                                                   ----------------------------------
Income before provision for income taxes and minority interests       678.8        701.0        620.5
  Provision for income taxes                                          233.0        219.3        187.1
  Minority interests                                                   46.6          9.6          8.4
                                                                   ----------------------------------
Net income                                                           $399.2       $472.1       $425.0
Retained earnings, January 1                                        1,437.9      1,427.6      1,455.2
Common dividends and other deductions:
  Dividends                                                          (478.0)      (460.1)      (448.7)
  Other deductions                                                     (5.1)        (1.7)        (3.9)
                                                                   ----------------------------------
Retained earnings, December 31                                     $1,354.0     $1,437.9     $1,427.6
                                                                   ----------------------------------
Earnings per common share                                             $2.15        $2.65        $2.45
                                                                   ----------------------------------
Dividends paid per common share                                       $2.58        $2.58        $2.58
                                                                   ----------------------------------
Average common shares outstanding                                     185.2        178.3        173.8
                                                                   ----------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

22


MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
(unaudited)

Introduction

In Management's Discussion and Analysis (MD&A) we explain the general financial condition and the results of operations for Dominion Resources and its subsidiaries. As you read this section, it may be helpful to refer to our consolidated financial statements and notes. The MD&A is important when making investment decisions about Dominion Resources.

      In 1983, Dominion Resources began a diversification strategy to enable the company to make investments in nonutility businesses. These diversified businesses--Dominion Energy and Dominion Capital--operate in competitive environments. There is no monopoly or regulated rate of return on investments as you currently find in our core electric utility business, Virginia Power. Such a move changes the risk profile of a company and provides the opportunity to achieve returns above those found in a regulated business.

      The investments outside of Virginia Power during 1997 accounted for approximately 20 percent of the consolidated company's earnings from operations. The recent acquisition of East Midlands Electricity plc (East Midlands) in the U.K. adds a strong international utility to our portfolio of companies. East Midlands is the principal operating subsidiary of our U.K. holding company, Dominion U.K. Holding, Inc. (Dominion UK).

      As the electric utility industry is significantly changing in many states across the nation, Dominion Resources is working with its state legislators and regulators to move the restructuring process towards a workable form of competition in Virginia. The generation business of Virginia Power--representing about 50 percent of its assets--may become deregulated at some point in the future, depending on legislative and regulatory action. Customers in Virginia and North Carolina currently have low electricity costs relative to regional and national electricity prices. But management believes that competition can bring benefits to both consumers and the company. These matters are discussed in more detail on page 26 of the MD&A report.

      Both Virginia Power and East Midlands enjoy above average customer growth in their respective service areas. Virginia Power has strong plant operations and is recognized as a leader in low-cost generation. East Midlands receives approximately 85 percent of its operating profit from its regulated distribution business--which is the transfer of electricity across its low voltage distribution system to consumers. Virtually all of the remainder comes from its supply business--purchasing electricity and arranging for its distribution to end users. Management's strategy is to continue building on the fundamental strengths at Virginia Power and East Midlands while growing its nonutility businesses in power generation, natural gas production, and financial services.

Overview

Dominion Resources achieved earnings from operations of $555.8 million in 1997 or $3.00 per average common share, compared with earnings of $472.1 million in 1996 or $2.65 per share. The 1997 figure excludes a one-time windfall profits tax of $156.6 million, or 85 cents per share, incurred at East Midlands. Below we have provided a comparison of net income and earnings per share contributions by company along with reasons for the changes in these contributions.

NET INCOME
---------------------------------------------------------------------------
                          1997       Change     1996       Change     1995

(millions)
Virginia Power           $433.4        2.8%    $421.8        8.5%    $388.7
Dominion UK                46.9
Dominion Energy            45.0       38.5%      32.5       (7.1)%     35.0
Dominion Capital           45.1       58.2%      28.5       61.9%      17.6
Corporate                 (14.6)     (36.4)%    (10.7)      34.4%     (16.3)
                         ------                ------                ------
                          555.8       17.7%    $472.1       11.1%    $425.0
Windfall Profits Tax--
  East Midlands          (156.6)
                         ------                ------                ------
Consolidated             $399.2      (15.4)%   $472.1       11.1%    $425.0
                         ------                ------                ------
Shares                    185.2        3.9%     178.3        2.6%     173.8
                         --------------------------------------------------

EARNINGS PER SHARE
---------------------------------------------------------------------------
                          1997       Change     1996       Change     1995

Virginia Power            $2.34       (1.3)%    $2.37        5.8%     $2.24
Dominion UK                 .25
Dominion Energy             .24       33.3%       .18      (10.0)%      .20
Dominion Capital            .24       50.0%       .16       60.0%       .10
Corporate                  (.07)     (16.7)%     (.06)      33.3%      (.09)
                         ------                ------                ------
                          $3.00       13.2%     $2.65        8.2%     $2.45
Windfall Profits Tax--
  East Midlands            (.85)
                         ------                ------                ------
Consolidated              $2.15      (18.9)%    $2.65        8.2%     $2.45
                         --------------------------------------------------

The 1997 results as compared to 1996 were affected by a number of factors described below:

VIRGINIA POWER

Earnings were impacted by:

o mild weather which caused a decrease in electricity sales to retail customers, partially offset by continued customer growth in the Virginia and North Carolina service areas;

o an increase in sales from non-traditional businesses, including power marketing, natural gas, and energy products and services;

o higher purchased power expenses as a result of increased power marketing and higher operation and maintenance expenses, reflecting the growth in the costs of products and services offered by the new energy services business;

o   lower restructuring expenses;

o   a reserve for potential adjustments to regulatory assets; and

o higher depreciation of plant and equipment, higher decommissioning expenses for the future retirement of nuclear plants, and depreciation related to Clover Unit 2--the company's newest coal-fired station.

DOMINION UK

Earnings were impacted by:

o an anticipated one-time windfall profits tax levied on East Midlands and other utilities in Britain as part of the newly elected Labour Party's 1997 budget plan.

DOMINION ENERGY

Earnings were impacted by:

o an increase in natural gas production, resulting partly from the acquisition of Wolverine Gas and Oil in Michigan, and overall higher natural gas prices; and

o an increase in generation from its power plants in Latin America, resulting from more normal water flows at its hydro plants and the acquisition of power generation assets in Peru in the latter half of 1996.

DOMINION CAPITAL

Earnings were impacted by:

o an increase in loan production and securitizations from Saxon Mortgage, the financial services business which originates non-conforming (or sub-prime) residential mortgages and sells them--through securitization transactions--to institutional investors.

o the purchase of the remaining 50 percent of First Source Financial, a Chicago-based lender to middle-market industries.

Virginia Power

Results of Operations

Virginia Power's balance available for common stock for 1997 amounted to $433.4 million as compared to $421.8 million in 1996. The earnings were impacted by customer growth and lower restructuring expenses, partially offset by higher depreciation and amortization expenses and the provision of a reserve for potential adjustments to regulatory assets. Virginia Power's contribution to earnings per share in 1997 amounted to $2.34 compared to $2.37 in 1996 due to the dilutive impact of common stock issuances by Dominion Resources during 1997.

      In 1996, Virginia Power reported a $33.1 million increase in balance available for common stock when compared to the 1995 results of $388.7 million. The increase was primarily due to lower restructuring expenses in 1996.

--------------------------------------------------------------------------------
                           1997       Change      1996        Change      1995

(millions)
Operating revenues       $5,079.0      14.9%    $4,420.9        1.6%    $4,351.9
Operating expenses:
  Fuel and purchased
    power, net            2,338.2      36.2%     1,717.2        1.1%     1,698.1
  Other operation and
    maintenance             812.7       1.2%       803.1       (0.3)%      805.6
  Accelerated cost
    recovery                 38.4      43.8%        26.7
  Restructuring              18.4     (71.6)%       64.9      (45.0)%      117.9
  Depreciation and
    amortization            584.3       8.9%       536.4        6.5%       503.5
  Other taxes               267.7       1.9%       262.6        3.0%       254.9
                         --------               --------                --------
Operating income          1,019.3       0.9%     1,010.0        3.9%       971.9

Other income                 14.2     108.8%         6.8      (32.0)%       10.0
Fixed charges,
  including preferred
  dividends                 350.8      (1.1)%      354.8       (3.0)%      365.7
Income taxes                249.3       3.8%       240.2        5.6%       227.5
                         --------               --------                --------
Balance available for
  common stock           $  433.4       2.8%    $  421.8        8.5%    $  388.7
                         -------------------------------------------------------

As detailed in the chart on the next page, the overall growth in revenues in 1997 reflects strong wholesale power marketing and natural gas sales. Electric service revenues increased slightly in spite of mild weather due to new customer connections and an increase in fuel rates. The increase in fuel revenues is primarily attributable to higher fuel rates which went into effect December 1, 1996, increasing recovery of fuel costs by approximately $48.2 million. In addition, revenues increased as a result of the company's strategy to develop non-traditional business opportunities designed to provide growth in revenues. These include sales of energy products and services offered by Virginia Power's energy services business and nuclear management and operations services offered to other electric utilities.

      Revenues increased in 1996, as compared to 1995, due to increased power marketing, sales of natural gas and sales of other energy products and services by Virginia Power's energy services business. This increase in revenues was offset in part by a decrease in electric service revenues, resulting from the effect of mild weather on the company's summer retail rates, which are designed to reflect normal weather conditions. The reduction in revenues from the mild weather was offset in part by revenues from new customers. Other electric service revenues decreased primarily as a result of reduced sales to Old Dominion Electric Cooperative (ODEC) due to the completion of Clover Units 1 and 2, of which ODEC owns a fifty percent interest.

24


                                                              Increase
                                                             (decrease)
OPERATING REVENUES                                        from prior year
----------------------------------------------------------------------------
                                                          1997         1996
(millions)

Customer growth                                        $  55.8       $ 45.1
Weather                                                 (111.1)         4.4
Base rate variance                                       (18.7)       (35.5)
Fuel rate variance                                        44.1        (89.6)
Other, net                                                47.7         41.5
                                                       -------       ------
  Total retail                                            17.8        (34.1)
Other electric service                                    11.0        (49.8)
                                                       -------       ------
  Total electric service                                  28.8        (83.9)
                                                       -------       ------
Wholesale power marketing                                363.4         96.6
Natural gas                                              232.6         33.2
Other, including energy products and services             33.3         23.1
                                                       -------       ------
  Total other revenues                                   629.3        152.9
                                                       -------       ------
  Total revenues                                       $ 658.1       $ 69.0
                                                       --------------------

During 1997, Virginia Power added 50,899 new customers, the largest number of new connections since 1990, compared to 44,528 and 44,955 in 1996 and 1995, respectively.

KILOWATT-HOUR SALES
---------------------------------------------------------------------------
                          1997       Change     1996       Change     1995
(millions)

Retail sales             61,997       (0.5)%   62,298        2.4%    60,865
Wholesale                23,965      117.5%    11,020       36.3%     8,088
                         ------                ------                ------
  Total sales            85,962       17.2%    73,318        6.3%    68,953
                         --------------------------------------------------

DEGREE-DAYS CHART
---------------------------------------------------------------------------
                                                 1997       1996     Normal

Cooling degree days                             1,349      1,365      1,530
Percentage change compared to prior year         (1.2)%    (18.1)%
Heating degree days                             3,787      4,131      3,726
Percentage change compared to prior year         (8.3)%      9.0%
                                                ---------------------------

Fuel and purchased power, net increased due to higher volumes of purchased power. Virginia Power has significantly increased its marketing efforts to generate more sales of electric energy to wholesale customers and more sales of natural gas.

      Other operation and maintenance expenses increased in 1997 as a result of the growth in sales by the company's energy services business. This increase was partially offset by a reduction in expenses attributable to Virginia Power's Vision 2000 initiatives to take costs out of the core (traditional) utility business. Expenses in 1996 include high storm damage costs resulting from destructive summer storms, including Hurricane Fran.

      Virginia Power embarked on its Vision 2000 restructuring program in 1995 as part of an initiative to prepare for competition in the electric utility industry. Charges of $18.4 million in 1997 primarily include employee severance costs and costs to renegotiate contracts to purchase power from third parties. Charges in 1996 and 1995 were $64.9 million and $117.9 million, respectively (see Note N). Virginia Power estimates that its restructuring efforts will result in future annual savings of $80 million to $90 million. However, such savings are being offset by salary increases, outsourcing costs and increased payroll costs associated with staffing for growth opportunities. While Virginia Power may incur additional restructuring charges in 1998, the amounts are not expected to be significant.

      In this increasingly competitive environment, Virginia Power has concluded that it may be appropriate to utilize available savings and cost reductions, such as those from the Vision 2000 program, to accelerate the write-off of unamortized regulatory assets and potentially stranded costs (see Note O). As of December 31, 1997, Virginia Power has accumulated a reserve of $65.1 million. Not only will this strategically position Virginia Power in anticipation of competition, but it also reflects management's commitment to mitigate its exposure to potentially stranded costs.

      Depreciation and amortization increased in 1997, as compared to 1996, due to additional depreciation and nuclear decommissioning expense and depreciation related to Clover Unit 2 - the company's newest coal-fired station. Virginia Power recorded additional depreciation and decommissioning expense consistent with its proposal in the rate proceeding before the Virginia Commission (see Note Q ).

Dominion UK

RESULTS OF OPERATIONS

Dominion UK earned $46.9 million, or 25 cents per share, in 1997. The 1997 figure excludes a one-time windfall profits tax of $156.6 million, or 85 cents per share, incurred at East Midlands. The anticipated one-time windfall profits tax was levied on East Midlands and other utility companies in Britain as part of the newly elected Labour Party's 1997 budget plan. Including the windfall profits tax, Dominion UK reported a net loss of $109.7 million, or 60 cents per share.

--------------------------------------------------------
                                                    1997

(millions)
Operating income:
  Distribution                                   $ 333.7
  Supply                                            35.4
  Other                                           (122.5)
                                                 -------
  Total operating income                           246.6
                                                 -------
Other income and expense:
  Other                                             10.8
  Windfall profits tax                            (156.6)
Fixed charges                                      189.4
Income taxes                                        21.1
                                                 -------
Net income                                       $(109.7)
                                                 -------

Dominion Energy

NEW BUSINESSES

Dominion Energy has expanded its oil and natural gas business through the development of existing assets and the acquisition of Wolverine Gas and Oil Company, now known as Dominion Midwest Energy, Inc., and the related entities (Dominion Midwest), effective as of January 1997. Dominion Midwest is an oil and gas production and operation company headquartered in Grand Rapids, Michigan.

      Dominion Energy expects to expand its domestic power generation in the first quarter of 1998 with the acquisition of the Kincaid generating station, an 1,108-megawatt facility located in Illinois. In addition, Dominion Energy expects to expand its foreign power generation businesses with the completion of certain capital expansion activities.

RESULTS OF OPERATIONS

Dominion Energy's net income amounted to $45.0 million as compared to $32.5 million in 1996. The increase in earnings was due primarily to net income from power generation assets in Peru acquired in August 1996, generally higher natural gas prices and greater production volumes due to the acquisition of natural gas properties in the Gulf Coast area in March 1996, and in Michigan in January 1997.

      In 1996, net income decreased by $2.5 million when compared to 1995 primarily due to the sale of the Black Warrior Trust Units in 1995. The sale of the units, which hold royalty interests in proven, developed natural gas properties, provided a net gain of $5.4 million in 1995.

---------------------------------------------------------------------------
                           1997     Change       1996     Change       1995


(millions)
Operating income:
Oil and gas(1)            $59.4       42.4%     $41.7       68.1%     $24.8
Domestic power
  generation               (3.4)    (136.2)%      9.4      (40.5)%     15.8
Foreign power
  generation               55.3       66.6%      33.2       16.5%      28.5
Corporate(2)               (3.3)      77.6%     (14.7)     (90.9)%     (7.7)
Adjustments(1)            (25.3)       4.5%     (26.5)       6.0%     (28.2)
                          -----                 -----                 -----
Total operating income    $82.7       91.9%     $43.1       29.8%     $33.2
                          -------------------------------------------------

(1) Oil and gas Operating Income includes Nonconventional Fuels Tax Credits. Such credits are reversed on the Adjustments line as they are not ordinarily reported as a component of Operating Income.

(2) Represents corporate overhead charges.

OPERATING INCOME

Oil and gas operating income increased $17.7 million and $16.9 million for the 1997 and 1996 periods, respectively. The results reflect a significant increase in the level of oil and gas produced due to the development and acquisition of properties during 1997 and 1996. Natural gas production rose to 59.0 billion cubic feet equivalent (Bcfe) in 1997, compared to 50.2 Bcfe in 1996, an 18 percent increase. At December 31, 1997, proved gas reserves totaled 460 Bcfe. Proved gas reserves increased 60 Bcfe (15%) during 1997, primarily from the development of existing acreage and the acquisition of Wolverine Gas and Oil. The production results for 1997 reflect a $2.50 average gas sales price per thousand cubic feet equivalent (Mcfe), which increased $.18 per Mcfe compared to 1996. The production results for 1996 reflect a $2.32 average gas sales price per Mcfe, compared to $1.93 per Mcfe in 1995.

      Domestic power generation operating income decreased in 1997 primarily due to the write-down of Dominion Energy's investment in two of its California projects. The 1996 results reflect lower income contributions from the two geothermal projects in California due to scheduled ownership reductions.

      Foreign power generation operating income increased $22.1 million and $4.7 million for the 1997 and 1996 periods, respectively. The 1997 increase results from more normal water flows at hydro plants and the acquisition of an interest in Egenor, a Peruvian power generation business, in August 1996. The 1996 increase results also from the Egenor acquisition and the acquisition of an interest in Empresa Corani, a Bolivian power generation business, in July 1995.

Dominion Capital

NEW BUSINESSES

There were two significant enhancements to Dominion Capital's diversified financial services strategy. In early 1997, Dominion Capital acquired the remaining 50% of First Source Financial. It is anticipated that First Source Financial, the Chicago-based lender to middle market industries, will increase funded loans and loan commitments as a result of this transaction. Late in 1997, Dominion Capital formed First Dominion Capital, an integrated merchant banking and asset management business. First Dominion Capital expands Dominion Capital's growth in financial services and is based in New York City.

RESULTS OF OPERATIONS

Dominion Capital's net income for 1997 amounted to $45.1 million as compared to $28.5 million in 1996. The increase in earnings was primarily due to residential mortgage loan securitizations performed by Saxon Mortgage and the acquisition of the remaining 50 percent of First Source Financial that it did not already own.

      In 1996, Dominion Capital reported an increase in net income of $10.9 million when compared to the 1995 results. The results were primarily due to residential mortgage loan securitizations performed by Saxon Mortgage.

---------------------------------------------------------------------------
                           1997     Change       1996     Change       1995

(millions)
Operating income:
  Financial services     $143.5      103.5%     $70.5      103.2%     $34.7
  Vidalia & real estate    13.6       40.2%       9.7      (34.5)%     14.8
                         ------                 -----                 -----
  Total operating
    income               $157.1       95.9%     $80.2       62.0%     $49.5
                         --------------------------------------------------

OPERATING INCOME

Financial services operating income increased by $73.0 million and $35.8 million in the 1997 and 1996 periods, respectively. Both Saxon Mortgage and First Source Financial benefitted from the healthy regional and national economies. Loan volumes at Saxon were $1.8 billion in 1997, up from $754 million in 1996. In addition, Dominion Capital purchased the remaining 50 percent interest in the Chicago-based First Source Financial at the beginning of 1997. Funded and committed loans at First Source Financial have grown to $1.4 billion at the end of 1997, compared to $1.1 billion at the end of 1996. Financial services operating income improved in 1996 compared to 1995 primarily due to the acquisition of Saxon Mortgage.

26


      Vidalia and real estate operating income increased in 1997 over 1996 by $3.9 million due to higher water flow and improved real estate operations. Operating income decreased in 1996 compared to 1995 primarily due to higher real estate project costs.

Nonoperating Income and Expenses

OTHER INCOME AND EXPENSE

The windfall profits tax of $156.6 million resulted in a decline in net income in 1997 by the same amount.

FIXED CHARGES

Interest charges increased in 1997 as a result of the additional debt associated with the $2.2 billion acquisition of East Midlands. While Dominion Resources financed the purchase with 100 percent interim debt, the final capital structure calls for approximately 60 percent of the acquisition cost to be financed with long-term debt (see "East Midlands Financing" on page 37).

Future Issues

This section discusses information that may have an impact on future operating results. The Securities and Exchange Commission encourages companies to provide forward-looking information because it provides investors with an insight into management's outlook for the future. It should be noted that any forward-looking information is expressly covered by the safe harbor rule for projections. For a more detailed description of some of the uncertainties associated with forward-looking information, please refer to the Forward-Looking Information section on page 33.

VIRGINIA POWER

Competition in the Electric Industry--General

For most of this century, the structure of the electric industry in Virginia Power's service territory and throughout the United States has been relatively stable. Virginia Power has recently seen, however, federal and state developments toward increased competition. Electric utilities have been required to open up their transmission systems for use by potential wholesale competitors. In addition, nonutility power producers now compete with electric utilities in the wholesale generation market. At the federal level, retail competition is under consideration. Some states have enacted legislation requiring retail competition.

      Today, Virginia Power faces competition in the wholesale market. Currently, there is no general retail competition in Virginia Power's principal service area. To the extent that competition is permitted, Virginia Power's ability to sell power at prices that will allow it to recover its prudently-incurred costs may be an issue. See Competition--Exposure to Potentially Stranded Costs on page 28.

      In response to competition, Virginia Power has successfully renegotiated long term contracts with wholesale and large federal government customers. In addition, the company has obtained regulatory approval of innovative pricing proposals for large industrial customers. Rate concessions resulting from these contract negotiations and innovative pricing proposals are expected to reduce the company's 1998 revenues by approximately $40 million. To date, the company has not experienced any material loss of load.

      Virginia Power is actively participating in the legislative and regulatory processes relating to industry restructuring. The company has also responded to these trends toward competition by cutting its costs, re-engineering its core business processes, and pursuing innovative approaches to servicing traditional markets and future markets. In addition, Virginia Power is developing "non-traditional" businesses designed to provide growth in future earnings. These include the following businesses: wholesale power marketing, nuclear management and operations services, telecommunications services and energy services.

Competition--Wholesale

During 1997, sales to wholesale customers represented approximately 17 percent of Virginia Power's total revenues from electric sales. Approximately 73 percent of wholesale revenues resulted from Virginia Power's wholesale power marketing efforts.

      In July 1997, Virginia Power filed amendments to its existing rate tariff with the Federal Energy Regulatory Commission (FERC) so it could make wholesale sales at market-based rates. Under a FERC order conditionally accepting the company's rates, Virginia Power began making market-based sales in 1997. FERC set for hearing in June 1998 the issue of whether transmission constraints limiting the transfer of power into the company's service territory provide Virginia Power with generation dominance in localized markets. If FERC finds that transmission constraints give Virginia Power generation dominance, it could either revoke or limit the scope of the market-based rate authority.

      Virginia Power has successfully negotiated a new power supply arrangement with its largest wholesale customer. The new arrangement provides for a transition from cost-based rates to market-based rates, subject to FERC approval. Virginia Power estimates the reduced rates, offset in part by other revenues which may be earned under the agreement, will decrease income before taxes by approximately $38 million through 2005. Virginia Power anticipates that additional contract negotiations with other wholesale customers will take place in the future.

Competition--Retail

Currently, Virginia Power has the exclusive right to provide electricity at retail within its assigned service territories in Virginia and North Carolina. As a result, Virginia Power now only faces competition for retail sales if certain of its business customers move into another utility service territory, use other energy sources instead of electric power, or generate their own electricity. However, both Virginia and North Carolina are considering implementing retail competition.

Competition--Legislative Initiatives

Federal: The U.S. Congress is expected to consider federal legislation in the near future authorizing or requiring retail competition. Virginia Power cannot predict what, if any, definitive actions the Congress may take.

Virginia: The company is actively supporting, and the Virginia General Assembly is actively considering in its current session, legislative proposals that would address:

o   specific dates for wholesale and retail competition in the state;

o establishment of a regional power exchange (RPX) to conduct competitive auctions for the sale of electricity;

o establishment of an independent system operator (ISO) to control transmission systems and ensure nondiscriminatory access to the transmission grid;

o continued regulation of the distribution of electricity in assigned service territories;

o   deregulation of the generation of electricity;

o   recovery of prudently incurred stranded costs; and

o   consumer protection issues.

      The General Assembly is scheduled to be in session through mid-March. The company is unable to predict at this time whether or when any of the bills now before the legislature will be enacted.

North Carolina: The 1997 Session of the North Carolina General Assembly created a Study Commission on the Future of Electric Service in North Carolina. An interim report is expected in 1998, with final recommendations to be made to the 1999 session of the North Carolina General Assembly.

Competition--Regulatory Initiatives

The Virginia Commission has also been actively interested in industry restructuring and competition.

      In 1995, the Commission instituted an ongoing generic investigation on restructuring, resulting in a number of reports by its Staff covering such issues as retail wheeling experiments and the status of wholesale power markets. The Staff also submitted a report to the General Assembly calling for a cautious, two-phase, five-year period to address restructuring issues. The report acknowledged the need for direction from the Virginia legislature concerning policy issues surrounding competition in the electric industry.

      In late 1996 the Commission ordered Virginia Power to file studies and reports on possible restructuring of the electric industry in Virginia. The Commission also invited Virginia Power to submit a proposed alternative regulatory plan with its filing. In March 1997, Virginia Power filed a two-phase alternative regulatory plan (ARP). The plan as filed requested a five-year freeze of existing base rates with earnings above a certain range to be used to accelerate the write-off of generation-related regulatory assets and to mitigate the costs associated with payments to nonutility generators under power purchase contracts. Virginia Power also sought approval in principle of the recovery of prudently incurred costs beyond 2002 through a non-bypassable transition cost charge. The filing presented an illustrative estimate of potentially stranded costs based on hypothetical market prices. When the company filed its ARP, the Commission consolidated its consideration of the ARP with its consideration of the company's 1995 Annual Informational Filing. For a discussion of the 1995 Annual Informational Filing, see Future Issues--Rate Proceeding.

      In December 1997, Virginia Power sought to withdraw its ARP, having concluded that resolution of the cost recovery issues raised by the ARP was unlikely without General Assembly action. The Commission has agreed that the company may withdraw its support of the ARP, but has reserved the right to continue consideration of the ARP as well as other regulatory alternatives. In addition, the Commission will continue to consider the issues arising out of the 1995 Annual Informational Filing. See Future Issues--Rate Proceeding on page 28.

Competition--SFAS 71

Virginia Power's financial statements reflect assets and costs under cost-based rate regulation in accordance with Statement of Financial Accounting Standards
(SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS 71 provides that certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets and are recognized as the related amounts are included in rates and recovered from customers. The presence of increasing competition that limits the utility's ability to charge rates that recover its costs or a change in the method of regulation could result in the discontinued applicability of SFAS 71.

      Rate-regulated companies are required to write off regulatory assets against earnings whenever those assets no longer meet the criteria for recognition as defined by SFAS 71. In addition, SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Thus, events or changes in circumstances that cause the discontinuance of SFAS 71, and write off of regulatory assets, may also require a review of utility plant assets for possible impairment. If the review indicates utility plant assets are impaired, the carrying amount of affected assets would be written down. This would result in a loss being charged to earnings, unless recovery of the loss is provided through operations that remain regulated.

      Virginia Power's regulated operations currently satisfy the SFAS 71 criteria. However, if events or circumstances should change so that those criteria are no longer satisfied, management believes that a material adverse effect on Virginia Power's results of operations and financial position may result. The form of cost-based rate regulation under which Virginia Power operates is likely to evolve as a result of various legislative or regulatory initiatives. At this time, management can predict neither the ultimate outcome of regulatory reform in the electric utility industry nor the impact such changes would have on Virginia Power.

28


Competition--Exposure to Potentially Stranded Costs

Under traditional cost-based regulation, utilities have generally had an obligation to serve supported by an implicit promise of the opportunity to recover prudently incurred costs. The most significant potential adverse effect of competition is "stranded costs." Stranded costs are those costs incurred or commitments made by utilities under cost-based regulation that may not be reasonably expected to be recovered in a competitive market.

      Virginia Power's potential exposure to stranded costs is composed of the following:

o   long-term purchased power contracts that may be above market (see Note Q);

o costs pertaining to certain generating plants that may become uneconomic in a deregulated environment;

o regulatory assets for items such as income tax benefits previously flowed-through to customers, deferred losses on reacquired debt, and other costs (See Note C); and

o unfunded obligations for nuclear plant decommissioning and postretirement benefits not yet recognized in the financial statements (See Notes A and M).

      Any forecast of potentially stranded costs is extremely sensitive to the various assumptions made. Such assumptions include:

o   the timing and extent of customer choice in the market for electric service;

o   estimates of future competitive market prices;

o   stranded cost recovery mechanisms; and other factors.

      Certain combinations of these assumptions as applied to Virginia Power would produce little to no stranded costs; under other scenarios Virginia Power's exposure to potentially stranded costs could be substantial.

      Virginia Power has assessed the reasonableness of various possible assumptions, but it has not been able to settle on any particular combination thereof. Thus, Virginia Power's maximum exposure to potentially stranded costs is uncertain. Management believes that recovery of any potentially stranded costs is appropriate and will vigorously pursue such recovery with the regulatory commissions having jurisdiction over its operations. However, Virginia Power cannot predict the extent to which such costs, if any, will be recoverable from customers. Also, in an effort to mitigate the amount at risk, Virginia Power will continue to implement cost reduction measures.

Rate Proceeding

In March 1997, the Virginia Commission issued an order that Virginia Power's base rates be made interim and subject to refund as of March 1, 1997. This order was the result of the Commission Staff's report on its review of Virginia Power's 1995 Annual Informational Filing which concluded that Virginia Power's present rates would cause Virginia Power to earn in excess of its authorized return on equity. The Staff found that, for purposes of establishing rates prospectively, a rate reduction of $95.6 million may be necessary in order to realign rates to the authorized level. In March 1997, Virginia Power filed its alternative regulatory plan (ARP) based on 1996 financial information. Subsequently, the Commission consolidated the proceeding concerned with the 1995 Annual Informational Filing with the proceeding that includes the ARP proposed by the company. Opposing parties in the rate proceeding have made filings recommending rate reductions in excess of $200 million. Virginia Power is currently studying the filings of these parties. The Commission Staff is scheduled to make further filings in late February 1998. Hearings are scheduled to begin in late April.

Environmental Matters

Virginia Power is subject to rising costs resulting from a steadily increasing number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations can result in increased capital, operating and other costs as a result of compliance, remediation, containment, and monitoring obligations of Virginia Power. These costs have been historically recovered through the ratemaking process; however, should material costs be incurred and not recovered through rates, Virginia Power's results of operations and financial condition could be adversely impacted.

      Virginia Power incurred expenses of $70.4 million, $71.1 million, and $68.3 million (including depreciation) during 1997, 1996, and 1995, respectively, in connection with the use of environmental protection facilities and expects these expenses to be approximately $69.1 million in 1998. In addition, capital expenditures to limit or monitor hazardous substances were $24.6 million, $22.4 million, and $23.4 million for 1997, 1996, and 1995, respectively. The amount estimated for 1998 for these expenditures is $10.0 million.

      The Clean Air Act, as amended in 1990, requires Virginia Power to reduce its emissions of sulfur dioxide (SO2) and nitrogen oxides (NOx). \The Clean Air Act's SO2 reduction program is based on the issuance of a limited number of SO2 emission allowances, each of which may be used as a permit to emit one ton of SO2 into the atmosphere or may be sold to someone else. Virginia Power's compliance plans may include switching to lower sulfur coal, purchasing emission allowances and installing SO2 control equipment.

      Virginia Power began complying with Clean Air Act Phase I NOx limits at eight of its units in Virginia in 1997, three years earlier than otherwise required. As a result, the units will not be subject to more stringent Phase II limits until 2008.

      From 1994 through 1997, Virginia Power invested over $160 million to install and upgrade emission control equipment at its Mt. Storm and Possum Point power stations. Capital expenditures related to Clean Air Act compliance over the next five years are projected to be approximately $40 million. Changes in the regulatory environment, availability of allowances, and emissions control technology could substantially impact the timing and magnitude of compliance expenditures.

      In November 1997, the EPA proposed new requirements for 22 states, including North Carolina, Virginia and West Virginia, to reduce and cap emissions of NOx. Although the proposal leaves it up to each state to determine how to achieve the required reduction in emissions, the caps were calculated based on emission limits for utility boilers. If the states in which Virginia Power operates choose to impose this limit, major additional emission control equipment, with attendant significant capital and operating costs, could be required. The EPA will issue a final rule by September 1998.

Global Climate Change

In 1993, the United Nation's Global Warming Treaty became effective. The objective of the treaty is the stabilization of greenhouse gas concentrations at a level that would prevent manmade emissions from interfering with the climate system. To further this objective, an international Protocol was formulated on December 10, 1997 in Kyoto, Japan. This Protocol calls for the United States to reduce greenhouse emissions by 7% from 1990 baseline levels by the period 2008-2012. The Protocol will not constitute a binding commitment unless submitted to and approved by the Senate. Emission reductions of the magnitude included in the Protocol, if adopted, would likely result in a substantial financial impact on companies that consume or produce fossil fuel-derived electric power, including Virginia Power.

Nuclear Operations

On September 10, 1997, the Nuclear Regulatory Commission (NRC) published a proposed rule for financial assurance requirements related to nuclear decommissioning. If the NRC's proposed rule were implemented without further clarification or modification, Virginia Power might have to either pre-fund or provide acceptable security for a portion of the decommissioning obligation.

DOMINION UK

East Midlands operates in three strategic business lines--distribution, supply, and other. East Midland's distribution and supply businesses are subject to extensive regulation. The distribution business involves the transfer of electricity across its low voltage distribution system to customers. The supply business encompasses purchasing electricity and arranging for its distribution to end users.

Regulation of Distribution

East Midland's distribution business is fully regulated and accounts for approximately 85% of its operating profit. The focus in the distribution business is on the continuance of cost reductions and efficiency improvements. The revenues which East Midlands derives from its distribution business are controlled by a specified formula. The elements in the formula are established for a five year period. Portions of the formula are subject to review at the end of each five year period and at other times at the discretion of the regulator. An initial annual increase was established by the regulator for the five year period ending March 31, 1995. Since then, the regulator has on two separate occasions decreased East Midland's regulated distribution prices which it may charge its customers through the fiscal year ending March 31, 2000. There can be no assurance that the regulator will not perform further unscheduled distribution price reviews, or that any future distribution price review, whether scheduled or unscheduled, will not result in price reductions or changes in the formula which could materially adversely affect East Midlands.

Supply Competition

East Midlands currently has the sole right to supply electricity to substantially all of the customers in its authorized area, except where the customer's demand is above 100kW. Competition is currently scheduled to be phased into the national electricity market for small customers whose demand is below 100kW, referred to as the domestic customers, beginning in September 1998. East Midlands is getting ready for competition by building customer loyalty. It will accomplish this goal by;

o   offering competitive prices,

o   providing superior customer service,

o   providing reliable distribution service, and

o   being responsive in dealing with billing and other matters.

      There can be no assurance that competition among suppliers of electricity will not adversely affect East Midlands and Dominion Resources.

      In its supply business, East Midlands is focused on taking advantage of the major opportunity in the domestic gas supply business. Adding gas sales will complement its electric supply sales to domestic, small- to medium-sized commercial and industrial customers.

DOMINION ENERGY

The financial performance of Dominion Energy's natural gas and oil operations depends to a certain degree on future market prices which are influenced by many factors outside the control of the company.

      Much of Dominion Energy's gas reserves have production-based tax credits. This tax credit is due to expire on December 31, 2002. The expiration of this tax credit will have an impact on the company's future profitability. To replace these earnings, the company continues to grow its reserve base through the drilling and acquisition of oil and gas properties which do not qualify for the credit.

      In its foreign power businesses, there are commitments to add generating capacity. Egenor, the company's Peruvian power generation business, has a commitment to add 100 Mw by the end of 1999. Corani, the company's Bolivian business, has a commitment to invest substantial capital to increase generation capacity in Bolivia by the end of 1998. Both expansion projects are currently progressing on schedule. Foreign operations are also subject to political and economic risks. Dominion Energy seeks to manage these risks by limiting its exposure in any single country and by limiting its investments to those countries and regions where the company believes these risks are less significant.

DOMINION CAPITAL

The financial performance of Dominion Capital's diversified financial services business depends to a certain degree on the movement of interest rates, overall economic conditions, and increasing competition. Dominion Capital intends to manage the effect of these issues by reacting quickly to changing economic market factors, maintaining underwriting and credit quality, expanding origination channels and focusing on specialized markets (see Note P).

RECENTLY ISSUED ACCOUNTING STANDARDS

During 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosure About Segments of an Enterprise." Each of these statements is effective for fiscal years beginning after December 15, 1997.

      At this time, Dominion Resources does not expect the implementation of these standards to have a material impact on its results of operations and financial condition.

YEAR 2000 COMPLIANCE

Dominion Resources is taking an aggressive approach regarding computer issues associated with the onset of the new millennium--specifically, the impact of possible failure of computer systems and computer-driven equipment due to the rollover to the year 2000. The year 2000 problem is pervasive and complex as virtually every computer operation could be affected in some way by the rollover of the two-digit year value from 99 to 00. The issue is whether computer systems will properly recognize date-sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

      If not properly addressed, the year 2000 computer problem could result in failures in company computer systems and the computer systems of third parties with whom the company deals on transactions worldwide. Such failures of the company's and/or third parties' computer systems could have a material impact on the company's ability to conduct business.

      Since January 1997, the company has organized formal year 2000 project teams to identify, correct or reprogram and test the systems for year 2000 compliance. At this time, a majority of the project teams has completed their preliminary assessment. Based on their evaluation, testing and conversion of system application costs are projected to be within the range of $100 million to $150 million. The range is a function of our ongoing evaluation as to whether certain systems and equipment will be corrected or replaced, which is dependent on information yet to be obtained from suppliers and other external sources. Maintenance or modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's useful life.

      At this time, Dominion Resources is actively pursuing solutions to year 2000-related computer problems in order to ensure that foreseeable situations related to company computer systems, etc., are effectively addressed.

      The company cannot estimate or predict the potential adverse consequences, if any, that could result from a third party's failure to effectively address this issue.

BUSINESS OPPORTUNITIES

Because the worldwide electric power industry is rapidly changing, especially in the U.S., there are many opportunities for acquisitions of electric power assets and business combinations. We investigate any of the opportunities we learn about that may increase shareholder value or build on our existing businesses. Any acquisitions or combinations may result in transactions involving cash, debt or equity securities, and may involve payment of a premium over book and market values. Such transactions or payments could dilute the interests of holders of common stock.

Market Rate Sensitive Instruments and Risk Management

Dominion Resources is subject to market risk as a result of its use of various financial instruments, derivative financial instruments and derivative commodity instruments. Interest rate risk generally is associated with the company's and its subsidiaries' outstanding debt as well as its commercial, consumer, and mortgage lending activities. Currency risk exists principally through the company's investments in the United Kingdom and some debt denominated in European currencies associated with the company's investment in South and Central America. The company is exposed to equity price risk through various portfolios of equity securities.

      The company uses derivative commodity instruments to hedge exposures of underlying electric, gas production, and gas procurement operations and is also involved in trading activities which use these instruments. However, the fair value of these derivative commodity instruments at December 31, 1997 and the potential near term losses in future earnings, fair values, or cash flows resulting from reasonably possible near term changes in market prices are not anticipated to be material to the results of operations, cash flows or financial position of the company.

      The following analysis does not include the price risks associated with the nonfinancial assets and liabilities of power production operations, including underlying fuel requirements and natural gas operations.

INTEREST-RATE RISK: NON-TRADING ACTIVITIES

In managing interest-rate risk, the company enters into interest-rate sensitive derivatives. The following table presents descriptions of the financial instruments and derivative financial instruments that are held by the company at December 31, 1997 and that are sensitive to interest rate change in some way.

      Weighted average variable rates are based on implied forward rates derived from appropriate annual spot rate observations as of the balance sheet date. For interest rate derivatives, notional amounts have been used to calculate the cash flows to be exchanged under the contract.

EXPECTED MATURITY DATE
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Fair
                                               1998      1999     2000     2001     2002   Thereafter     Total      Value
(millions of US$)
ASSETS
Loans Receivable:
  Variable rate                            $   39.6    $ 73.7   $119.7   $226.0   $281.4   $   207.2    $  947.6   $  974.5
  Average interest rate                         8.8%      8.9%     8.9%     8.8%     8.7%        8.4%
  Fixed rate                               $    0.2    $  3.5   $  2.4   $  0.2   $  0.1   $     5.0    $   11.4   $   11.4
  Average interest rate                        12.4%     12.4%    12.5%    11.7%     9.9%        8.7%
Nuclear decommissioning
  trusts' investments                      $   17.7    $  5.3   $  2.1   $  7.1   $  3.1   $   165.0    $  200.3   $  190.7
Average interest rate(1)                        5.5%      5.5%     5.5%     5.5%     5.5%        5.5%
Mortgage loans in warehouse                $   88.2                                                     $   88.2   $   91.4
Average interest rate                           9.6%
                                           --------------------------------------------------------------------------------
LIABILITIES
Fixed-rate debt                            $  497.1    $335.6   $260.1   $175.8   $731.4   $ 3,255.5    $5,255.5   $5,596.9
Average interest rate                           6.5%      7.8%     6.1%     6.0%     5.1%        6.9%
Variable rate debt                         $1,501.8    $490.2   $ 88.8   $256.6   $366.5   $   876.3    $3,580.2   $3,580.2
Average interest rate                           6.1%      6.0%     5.6%     5.7%     5.5%        4.9%
Preferred securities of subsidiary trusts              $135.0                              $   250.0    $  385.0   $  387.7
Average interest rate                           7.9%      7.9%     7.9%     7.9%     7.9%        7.9%
Short-term debt                            $  375.1                                                     $  375.1   $  375.1
Average interest rate                           6.1%
Mandatorily redeemable preferred stock                          $180.0                                  $  180.0   $  186.6
Average dividend rate                      $    6.2    $  6.2   $  6.2
Off balance sheet
Loan commitments                           $  672.9                                                     $  672.9   $  675.9
Average interest rate                           9.3%
                                           --------------------------------------------------------------------------------
INTEREST-RATE DERIVATIVES (2)
Forwards
  Notional amount                          $   54.0                                                     $   54.0
  Average strike price                      102.142
  Average market price                      102.177
                                           --------------------------------------------------------------------------------
Futures contracts
  Notional amount                          $  498.9                                                     $  498.9   $   (0.6)
  Average strike price                       99.077
  Average market price                       99.268
                                           --------------------------------------------------------------------------------

(1) Interest rates are based on average coupon rates for entire portfolio at 12/31/97.

(2) Dominion Capital's use of interest rate swaps to mitigate interest rate risk exposure in its residential and commercial lending businesses is immaterial.

INTEREST RATE RISK: TRADING ACTIVITIES

Dominion Capital, though its indirectly owned subsidiary Saxon Mortgage, Inc., retains ownership in the residual classes of the asset backed securities utilized to sell home equity loans originated and purchased by Saxon Mortgage. These assets are classified as Trading securities on the balance sheet and total $189.1 million as of December 31, 1997.

      The residual securities represent the net present value of the excess of the interest payments upon the underlying mortgage collateral net of interest payments to outstanding bond holders, servicing costs, over-collateralization requirements, and credit losses. Fair value of the residual is analyzed quarterly by Saxon Mortgage to determine whether prepayment experience, losses and changes in the interest rate environment have had an impact on the valuation. Expected cash flows of the underlying loans sold are reviewed based upon current economic conditions and the type of loans originated and are revised as necessary. As the securities represent a net present value of future cash flows, changes in the discount rate will result in valuation changes to the underlying securities. The discount rate utilized for the December 31, 1997 fair-market value determination is 11% and is derived from a spread over the prevailing 5-year Treasury interest rate. Should interest rates increase by one percent, Saxon Mortgage could experience a loss of approximately $7.4 million.

FOREIGN-EXCHANGE RISK MANAGEMENT

Dominion Resource's exposure to foreign currency exchange rates or cross currency exposure results from debt which is denominated in a currency different from the company's functional currency, the U.S. dollar. In this situation, the company is subject to gains and losses due to the relative change in the foreign currency rate of the debt versus the U.S. dollar. The company uses currency swaps to minimize this exposure. The table below provides information about the company's foreign currency-sensitive financial instruments and derivative financial instruments. For debt, the table presents principal amounts and related weighted average interest rates by expected maturity dates. The principal cash flows are translated into U.S. dollars based on implied forward currency rates at the reporting date. For currency swaps, the table presents the notional amounts, the weighted average pay rates, and the weighted average receive rates by maturity dates.

EXPECTED MATURITY DATE
----------------------------------------------------------------------------------------------------------------------
                                                                                                                  Fair
                                           1998      1999      2000      2001      2002   Thereafter    Total    Value
(millions)
LIABILITIES
Long-term debt denominated in foreign
  currencies (US$ functional currency)
Unit of Currency--Inter American
  Development Bank
  Variable rate                           $ 1.6     $ 1.6     $ 1.6     $ 1.6    $  1.6    $   13.4    $ 21.4   $ 21.4
  Average interest rate                     6.8%      6.7%      6.5%      6.3%      6.3%        6.5%
  Foreign exchange rate                   $1.53     $1.37     $1.49     $1.53    $ 1.49    $   1.48
Unit of Currency-German Mark
  Fixed rate                              $  .7       $.7       $.7       $.7       $.7    $   20.3    $ 23.8   $ 22.6
  Average interest Rate                     4.5%      4.5%      4.5%      4.5%      4.5%        4.5%
  Foreign exchange rate                   $1.79     $1.77     $1.76     $1.75    $ 1.74    $   1.76
(GBP functional currency)
Unit of Currency-US$
  Fixed rate                                                                     $409.5    $  409.5    $819.0   $852.4
  Average interest rate                     7.3%      7.3%      7.3%      7.3%      7.3%        7.5%
  Foreign exchange rate                   $1.60     $1.58     $1.57     $1.56    $ 1.56    $   1.55
Currency swap agreements related
  to long-term debt
  Notional amount                                                                $409.5    $  409.5    $819.0   $(26.8)
  Average pay price                                                                 8.2%        8.6%
  Average receive price                                                             7.1%        7.5%
  Foreign exchange rate                                                          $ 1.56    $   1.55
                                          ----------------------------------------------------------------------------

EQUITY PRICE RISK MANAGEMENT

The following table presents descriptions of the equity securities that are held by the company at December 31, 1997. As prescribed by the FASB, the marketable securities are reported on the balance sheet at fair market value. The company's securities consist of trading (short-term) and available-for-sale securities.

-----------------------------------------------------------------------------
                                                                         Fair
                                                              Cost      Value
(millions of US$)
Trading:
  Short-term marketable securities                          $240.7     $240.7

Other than trading:
  Marketable securities                                     $185.3     $190.8
  Nuclear decommissioning trusts' investments               $219.4     $360.4
                                                            -----------------

OTHER RISK MANAGEMENT FACTORS AND MATTERS

On a company-wide basis, the company is sensitive to interest rate risk. The company minimizes interest rate risk through a proper mix of fixed and variable rate debt.

      As mentioned earlier, a significant portion of the company's operations are located in foreign countries. These operations have acquired debt in denominations different than the local functional currency. As a result, the company's foreign financial results could be significantly affected by factors such as changes in exchange rates. To mitigate the effect of changes in currency exchange rates in the United Kingdom, Dominion UK has instituted a for eign currency swap. The swap is associated with senior notes denominated in U.S. dollars.

Dominion Capital

Dominion Capital's operations are affected by a number of risks. Its lending institutions are concerned with credit, interest rate, operation reserve, and market price of gas risks. Credit risk is managed in the following ways:

o   through its experienced management and underwriting professionals;

o   by minimizing the size of the loan;

o spreading the risk over a diversified client base, both geographically and industry wide;

o   having first position on the collateralized assets;

o offsetting the credit risk of the customers with lower loan to value and higher interest rates;

o and retaining only a residual interest in the mortgage loans through the securitization process.

      Dominion Capital is also concerned with interest rate risk. This risk is managed by making floating rate loans, loan securitizations which transfer most of the risk to investors, prepayment penalties and hedging programs for presecuritized loans. This period is relatively short because the loan portfolios are securitized every 90 days.

      Dominion Capital's mortgage investments are adversely impacted by increases in the rate at which home equity loans prepay. Accordingly, Dominion Capital actively manages this risk by 1) imposing prepayment penalties on many of the underlying home equity loans 2) aggressively enforcing premium recapture provisions with correspondent sellers of mortgage collateral, 3) limiting the acquisition of adjustable rate mortgage collateral with below market start rate (i.e., teaser rates), and 4) actively monitoring trends in historical prepayment speeds and using prudent residual prepayment speed assumptions. Changes in interest rates are not considered to have a material impact upon prepayment speeds on the underlying home equity loan collateral as the credit impaired borrowers which make up the majority of the underlying collateral have not proven to be sensitive to changes in interest rates during past periods of interest rate volatility.

Forward-Looking Information

As we have pointed out earlier in this annual report, we have included certain information about the future for us and our subsidiaries. We have talked about our expectations and plans and, when we felt we were able to make reasonable predictions, tried to estimate the impact of known trends and uncertainties that our businesses are subject to. None of our statements about the future, also referred to as "forward-looking statements", are guarantees of future results or outcomes. Any statement of this type necessarily involves assumptions and uncertainties which could cause actual results or outcomes to be substantially different from those we have suggested. In many cases, the matter will be outside of our control. In addition to specific issues discussed in other parts of this report, some of the factors that could make a significant difference in the forward-looking statements we have made include: legislative and regulatory actions, both domestic and international; deregulation and increased competition in our industry; our operation of nuclear power facilities and related decommissioning costs; our acquisition or disposition of assets or facilities; outcomes in legal proceedings, including rate proceedings; changes in environmental requirements and costs of compliance; unanticipated changes in operating expenses and capital expenditures; development project delays or changes in project costs; and competition for new energy development opportunities. We are also influenced by more general economic and geographic factors such as: weather conditions and catastrophic weather related damage; political and economic risks (particularly those associated with international development and operations, including currency fluctuations); pricing and transportation costs of commodities; the level of market demand for energy; inflation; and capital market conditions.

CONSOLIDATED BALANCE SHEETS
Assets

------------------------------------------------------------------------------------------
At December 31,                                                      1997             1996
(millions)
Current assets:
  Cash and cash equivalents (Notes A and G)                     $   321.6        $   110.8
  Trading securities (Notes A, F and G)                             240.7             16.4
  Customer accounts receivable, net                                 601.0            354.8
  Other accounts receivable                                         336.5            174.9
  Accrued unbilled revenues                                         245.2            162.8
  Materials and supplies at average cost or less:
    Plant and general                                               163.3            148.7
    Fossil fuel                                                      67.4             76.8
  Mortgage loans in warehouse (Notes A and G)                        88.2             65.8
  Other                                                             209.1            209.5
                                                                --------------------------
                                                                  2,273.0          1,320.5
                                                                --------------------------
Investments:
  Investments in affiliates (Note A)                                404.0            448.3
  Available-for-sale securities (Notes A, F and G)                  190.8            692.4
  Nuclear decommissioning trust funds (Notes A and G)               569.1            443.3
  Loans receivable, net (Notes A and G)                             959.0
  Investments in real estate                                        101.5            107.7
  Other                                                             191.6            234.2
                                                                --------------------------
                                                                  2,416.0          1,925.9
                                                                --------------------------
Property, plant and equipment (Note A):
(includes plant under construction of $240.9 [1996-$180.1])      19,519.2         16,815.8
  Less accumulated depreciation, depletion and amortization       6,986.6          6,306.4
                                                                --------------------------
                                                                 12,532.6         10,509.4
                                                                --------------------------
Deferred charges and other assets:
  Goodwill (Note A)                                               1,932.0            179.1
  Regulatory assets (Note C)                                        776.6            773.9
  Other                                                             262.5            187.6
                                                                --------------------------
                                                                  2,971.1          1,140.6
                                                                --------------------------
Total assets                                                    $20,192.7        $14,896.4
                                                                ==========================

The accompanying notes are an integral part of the Consolidated Financial Statements.

Liabilities and Shareholders' Equity

-------------------------------------------------------------------------------------------------------------
At December 31,                                                                           1997           1996
(millions)

Current liabilities:
  Securities due within one year (Note H)                                            $ 1,613.6      $   431.0
  Short-term debt (Notes E and G)                                                        375.1          378.2
  Accounts payable, trade                                                                679.3          410.6
  Accrued interest                                                                       185.1          107.3
  Accrued payroll                                                                        107.2           73.1
  Severance costs accrued (Note N)                                                        29.7           50.2
  Customer deposits                                                                       44.6           50.0
  Other                                                                                  591.1          155.4
                                                                                     ------------------------
                                                                                       3,625.7        1,655.8
                                                                                     ------------------------
Long-term debt (Notes G and H):
  Virginia Power                                                                       3,514.6        3,579.4
  Nonrecourse-nonutility                                                                 707.8          825.4
  Dominion UK                                                                          2,673.6          342.5
  Other                                                                                  300.0          300.0
                                                                                     ------------------------
                                                                                       7,196.0        5,047.3
                                                                                     ------------------------
Deferred credits and other liabilities:
  Deferred income taxes (Notes A and B)                                                2,018.4        1,743.3
  Investment tax credits (Note A)                                                        238.4          255.3
  Other                                                                                  596.8          162.5
                                                                                     ------------------------
                                                                                       2,853.6        2,161.1
                                                                                     ------------------------
Total liabilities                                                                     13,675.3        8,864.2
                                                                                     ------------------------
Minority interest                                                                        402.9          293.0
                                                                                     ------------------------
Commitments and contingencies (Note Q)
Virginia Power and Dominion Resources obligated mandatorily redeemable preferred
  securities of subsidiary trusts* (Notes G and K)                                       385.0          135.0
                                                                                     ------------------------
Preferred stock (Notes G and L):
  Virginia Power stock subject to mandatory redemption                                   180.0          180.0
                                                                                     ------------------------
  Virginia Power stock not subject to mandatory redemption                               509.0          509.0
                                                                                     ------------------------
Common shareholders' equity:
  Common stock--no par authorized 300,000,000 shares,
    outstanding--187,799,443 shares at 1997 and
    181,220,746 shares at 1996 (Note I)                                                3,673.6        3,471.4
  Retained earnings                                                                    1,354.0        1,437.9
  Accumulated translation adjustments (Note A)                                           (10.6)          (9.2)
  Allowance on available-for-sale securities, net of tax (Note A)                          7.3           (1.1)
  Other paid-in capital                                                                   16.2           16.2
                                                                                     ------------------------
                                                                                       5,040.5        4,915.2
                                                                                     ------------------------
Total liabilities and shareholders' equity                                           $20,192.7      $14,896.4
                                                                                     ========================

* As described in Note K, the 7.83% and 8.05% Junior and Subordinated Notes totaling $232.7 and $139.2 million principal amounts constitute 100% of the Trusts' assets. The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------
For The Years Ended December 31,                                           1997          1996          1995
(millions)
Cash flows from (used in) operating activities:
  Net income                                                           $  399.2      $  472.1      $  425.0
  Adjustments to reconcile net income to net cash:
    Depreciation, depletion and amortization                              905.7         694.4         633.5
    Deferred income taxes                                                  13.8          84.1          26.4
    Investment tax credits, net                                           (16.9)        (16.9)        (16.9)
    Deferred fuel expense                                                   9.6         (54.4)          6.2
    Deferred capacity expense                                             (41.2)         (9.2)          6.4
    Restructuring expense                                                  12.5          29.6          96.2
    Accelerated cost recovery                                              38.4          26.7
    Purchase of mortgage loans                                         (1,713.7)       (769.2)
    Proceeds from sale and principal collections of mortgage loans      1,672.6         703.4
    Changes in current assets and liabilities:
      Accounts receivable                                                (111.3)        (47.0)        (38.7)
      Accrued unbilled revenues                                           (64.9)         17.6         (27.7)
      Materials and supplies                                               15.9           6.0          61.1
      Accounts payable, trade                                             113.8          73.8         (37.6)
      Accrued interest and taxes                                          118.6         (17.5)         33.6
    Other changes                                                         (89.9)       (161.3)          3.8
                                                                       ------------------------------------
Net cash flows from operating activities                                1,262.2       1,032.2       1,171.3
                                                                       ------------------------------------
Cash flows from (used in) financing activities:
  Issuance of common stock                                                176.2         169.7         161.7
  Preferred securities of subsidiary trust                                250.0                       135.0
  Issuance of long-term debt:
    Virginia Power                                                        270.0          24.5         240.0
    East Midlands                                                       1,898.5         342.5
    Nonrecourse-nonutility                                              4,113.0         434.5          54.3
  Issuance (repayment) of short-term debt                                 (98.5)        134.5         101.1
  Repayment of long-term debt and preferred stock                      (4,377.0)       (336.5)       (553.0)
  Common dividend payments                                               (478.0)       (460.1)       (448.7)
  Other                                                                    74.6          (4.5)        (20.5)
                                                                       ------------------------------------
Net cash flows from (used in) financing activities                      1,828.8         304.6        (330.1)
                                                                       ------------------------------------
Cash flows from (used in) investing activities:
  Utility capital expenditures                                           (648.7)       (484.0)       (577.5)
  Acquisition of natural gas and independent power properties             (52.6)       (271.2)       (128.5)
  Loan originations                                                    (1,147.2)
  Repayments of loan originations                                       1,077.2
  Purchase of East Midlands                                            (1,901.5)       (342.5)
  Sale of businesses                                                      123.3
  Purchase of fixed assets                                               (124.4)        (34.8)        (27.4)
  Purchase of marketable securities                                        (8.5)         (8.8)        (61.8)
  Sale of marketable securities                                           127.7
  Additions to mortgage investments                                      (138.4)        (58.3)
  Acquisitions of businesses                                             (144.5)        (19.5)        (52.4)
  Other investments                                                       (42.6)        (73.6)        (73.6)
                                                                       ------------------------------------
Net cash flows used in investing activities                            (2,880.2)     (1,292.7)       (921.2)
                                                                       ------------------------------------
Increase (decrease) in cash and cash equivalents                       $  210.8      $   44.1      $  (80.0)
Cash and cash equivalents at beginning of the year                        110.8          66.7         146.7
                                                                       ------------------------------------
Cash and cash equivalents at end of the year                           $  321.6      $  110.8      $   66.7
                                                                       ------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CASH FLOWS AND
FINANCIAL CONDITION (unaudited)

Introduction

In Management's Discussion and Analysis of Cash Flows and Financial Condition, Dominion Resources' and its subsidiaries' general financial condition and changes in financial condition are discussed by addressing the following topics:

o What our capital expenditures were for the year 1997 and what we project them to be for the year 1998. In addition, we will disclose trends that may have a material effect on our financial condition over the next couple of years.

o The sources of funds utilized to pay for the expenditures incurred during 1997 and the anticipated future capital expenditures.

Consolidated Financing Activity

Dominion Resources funds its operations and supports the financing needs of its subsidiaries primarily as follows: (1) A $950 million shelf registration through which the company may, over the next two years, sell any combination of debt, preferred or common securities up to the $950 million limit. (2) The company continues to raise capital from sales of common stock through its equity plans. The company has raised over $100 million in each of the last nine years from sales through these plans. (3) The company also sells commercial paper backed by lines of credit and provides the proceeds to its subsidiaries under intercompany credit agreements.

      Our 1997 financing activities were focused on the acquisition of East Midlands and the related refinancings. A discussion of these activities follows:

EAST MIDLANDS FINANCING

Dominion Resources, through wholly owned UK financing subsidiaries, initially financed 100 percent of the 1.3 billion pounds sterling ($2.2 billion) acquisition of East Midlands with interim debt. The funds necessary for the purchase were obtained in part from borrowings of approximately 640 million pounds sterling ($1 billion) under a short-term credit agreement and borrowings of 700 million pounds sterling ($1.2 billion) under a five-year revolving credit agreement, both guaranteed by Dominion Resources.

      During 1997, the entire short-term credit agreement and a portion of the five-year revolving credit agreement were refinanced with 800 million pounds sterling ($1.3 billion) raised from three bond offerings and one private bank facility, all on a non-recourse basis to Dominion Resources. The final target capital structure calls for the remaining 40 percent of the acquisition cost, currently financed on an interim basis with the 5-year revolving credit facility, to be refinanced with equity or equity equivalents.

      In December of 1997, $250 million (150 million pounds sterling) in Capital Securities were issued by Dominion Resources Capital Trust I as the first part of the equity capitalization of the East Midlands acquisition. In January of 1998, Dominion Resources raised an additional $275 million (168 million pounds sterling) through the issue of 6.8 million shares of common stock (see Note S), also as a part of the program to capitalize the East Midlands acquisition. The remaining portion of the five-year revolving credit agreement is expected to be refinanced with equity or equity equivalents during the remainder of its five-year term. The capital markets will continue to dictate the timing and methods of completing the equity capitalization of East Midlands.

EQUITY PLANS

Dominion Resources raised capital from sales of common stock through the following plans:

o   Automatic Dividend Reinvestment and Stock Purchase Plan;

o   Customer Stock Purchase Plan;

o   Dominion Direct Investment; and

o   Employee Savings Plan.

      On July 8, 1996, the company established Dominion Direct Investment. Dominion Direct Investment continues and expands the Automatic Dividend Reinvestment and Stock Purchase Plan. Dominion Resources will continue to raise capital through the Dominion Direct Investment and the Employee Savings Plans in 1998. Proceeds from these plans were (in millions): 1997-$176.2; 1996-$164.2; and 1995-$136.9. Reflected in the amounts of the proceeds from these plans were the repurchases of 136,800 shares of common stock in 1996 for an aggregate price of $5.5 million and 685,500 shares of common stock in 1995 for an aggregate price of $24.8 million.

COMMERCIAL PAPER

Dominion Resources' nonutility subsidiaries may finance their working capital for operations from the proceeds from Dominion Resources commercial paper sales. Dominion Resources sells its commercial paper in regional and national markets and provides the proceeds to the nonutility subsidiaries under the terms of intercompany credit agreements. At the end of 1997, Dominion Resources supported these borrowings through bank lines of credit totaling $500.8 million. The nonutility subsidiaries repay Dominion Resources through cash flows from operations and proceeds from permanent financings. Virginia Power has a commercial paper program with a limit of $500 million. The program is supported by $500 million of revolving credit facilities and is used primarily to finance working capital for operations. East Midlands has a commercial paper program with a limit of 200 million pounds sterling. The program is supported by a 200 million pounds sterling five-year revolving credit facility and is utilized principally to fund its operations.

Virginia Power

LIQUIDITY AND CAPITAL RESOURCES

Operating activities continue to be a strong source of cash flow, providing $1,091 million in 1997 compared to $1,115 million in 1996. The decrease of $24 million (or 2 percent) from the previous year is attributable to normal business fluctuations. Over the past three years, cash flow from operating activities has, on average, covered 134 percent of its total construction requirements and provided 81 percent of its total cash requirements. Virginia Power's remaining cash needs are met generally with proceeds from the sale of securities and short-term borrowings.

      Cash from (used in) financing activities was as follows:

--------------------------------------------------------------------------
                                            1997         1996         1995
(millions)

Issuance of long-term debt               $ 270.0       $ 24.5      $ 240.0

Repayment of long-term debt
  and preferred stock                     (311.3)      (284.1)      (439.0)

Issuance of securities of
  subsidiary trust                                                   135.0

Issuance (repayment) of
  short-term debt                          (86.2)       143.4        169.0

Common dividend payments                  (379.9)      (385.8)      (394.3)

Other                                      (49.2)       (48.8)       (58.0)
                                         ---------------------------------
  Total                                  $(556.6)     $(550.8)     $(347.3)
                                         ---------------------------------

Financing activities have represented a net outflow of cash in recent years as strong cash flow from operations and the absence of major construction programs have reduced Virginia Power's reliance on debt financing.

      Virginia Power has taken advantage of declining interest rates by issuing new debt at lower rates as higher-rate debt has matured. For example, in 1997, $311.3 million of Virginia Power's long-term debt securities matured with an average effective rate of 8.08%. As a partial replacement for this maturing debt, Virginia Power issued $270 million of long-term debt securities during the year with an average effective rate of 6.84%.

      Virginia Power currently has three shelf registration statements effective with the Securities and Exchange Commission from which it can obtain additional debt capital: $400 million of Junior Subordinated Debentures filed in January 1997, $575 million of First and Refunding Mortgage Bonds, and $200 million of Medium-Term Notes, Series F. The remaining principal amount of debt that can be issued under these registrations totals $915 million. An additional capital resource of $100 million in preferred stock is also registered with the Securities and Exchange Commission.

      Cash (used in) investing activities was as follows:



--------------------------------------------------------------------------
                                            1997         1996         1995
(millions)

Utility plant expenditures               $(397.0)     $(393.8)     $(519.9)

Nuclear fuel                               (84.8)       (90.2)       (57.6)

Nuclear decommissioning
  contributions                            (36.2)       (36.2)       (28.5)

Sale of accounts receivable, net                                    (160.0)

Purchase of assets                         (19.8)       (13.7)

Other                                       (8.3)       (12.5)       (11.1)
                                         ---------------------------------
  Total                                  $(546.1)     $(546.4)     $(777.1)
                                         ---------------------------------

Investing activities in 1997 resulted in a net cash outflow of $546.1 million, primarily due to $397.0 million of construction expenditures and $84.8 million of nuclear fuel expenditures. The construction expenditures included approximately $252.4 million for transmission and distribution projects, $52.1 million for production projects, $49.7 million for information technology projects and $42.8 million for other projects.

CAPITAL REQUIREMENTS

CAPACITY - Virginia Power anticipates that kilowatt-hour sales will grow approximately 2.4 percent each year through 2000. We will continue to pursue capacity acquisition plans to meet the anticipated load growth and maintain a high degree of service reliability. The additional capacity may be purchased from others or built by Virginia Power if we can build capacity at a lower overall cost. Virginia Power has long-term purchase agreements with Hoosier (400
Mw) and AEP (500 Mw) which will expire on December 31, 1999. The company presently anticipates adding 584 Mw of market purchases beginning in the year 2000 to meet future load growth.

FIXED ASSETS - Virginia Power's construction and nuclear fuel expenditures during 1998, 1999 and 2000 are expected to total $588.1 million, $476.2 million and $395.1 million, respectively. Virginia Power has adopted a plan to improve customer service and is spending in excess of $100 million. Virginia Power estimates that all of these expenditures will be met through cash flow from operations.

LONG-TERM DEBT - Virginia Power will require $333.5 million to meet maturities of long-term debt in 1998, which it expects to meet with cash flow from operations and refinancing of debt maturities. Other capital requirements will be met through a combination of sales of securities and short-term borrowings.

Dominion UK

LIQUIDITY AND CAPITAL RESOURCES

Dominion UK funds its capital requirements through cash from operations, long- and short-term debt facilities, and equity contributions from Dominion Resources. In 1997, Dominion UK funded the acquisition of East Midlands and the first of two installments of the windfall profits tax. While the entire windfall profits tax was expensed in 1997, the cash payments are to be made in two installments, half in December 1997 and half in December 1998.

      Cash flows from operations at East Midlands for 1997 were $(83.4) million and were due primarily to operating profit and working capital management. A comparison is not made to the year 1996 or 1995 because East Midlands did not become a part of Dominion Resources' consolidated entity until 1997.

      Cash from (used in) financing activities was as follows:

-----------------------------------------------------
                                                 1997
(millions)

Contribution from parent                       $254.3

Issuance of long-term debt                    1,898.5

Other                                            47.6
                                             --------
  Total                                      $2,200.4
                                             ========

During 1997, cash from financing activities was primarily due to the funding of the acquisition of East Midlands by contributions from Dominion Resources ($254 million) and the issuance of the following debt:

o 321 million pounds sterling ($528 million) under a revolving credit agreement and 200 million pounds sterling ($329 million) under a private bank facility, the proceeds of which were used to fund the purchase of East Midlands, and

o $819 million of five- and ten-year Senior notes and 100 million pounds sterling ($165 million) of Eurobonds, which were used to pay down debt borrowed under a short-term credit agreement.

o In addition, $54 million was borrowed to fund the acquisition of an additional 40% interest in the Corby Power Station.

      Cash from (used in ) investing activities was as follows:

-----------------------------------------------------
                                                 1997
(millions)

Utility plant expenditures                  $  (166.9)

Purchase of fixed assets                        (67.3)

Purchase of East Midlands                    (1,901.5)

Other                                             0.3
                                            ---------
  Total                                     $(2,135.4)
                                            =========

During 1997, cash flows used in investing activities was utilized primarily to acquire the outstanding shares of stock in East Midlands, fund the investment in fixed assets, principally on the distribution network, and acquire an additional 40% interest in the Corby Power Station.

CAPITAL REQUIREMENTS

The projected 1998 capital requirements of Dominion UK include approximately $229 million for capital expenditures, predominantly for the electricity distribution network and the completion of new systems and facilities required for the opening up of competition in the electricity and gas markets. Interest payments are expected to be $216 million and approximately $80 million will also be required for the second and final installment of the windfall profits tax. The capital requirements are expected to be funded by cash generated from operations and other existing financing sources.

      The company anticipates approximately $300 million of equity contributions from the parent during 1998. To the extent these sources are available, they will be used to repay acquisition debt.

Dominion Energy

LIQUIDITY AND CAPITAL RESOURCES

Dominion Energy funds its capital requirements through cash from operations, equity contributions by Dominion Resources, an intercompany credit agreement with Dominion Resources and bank revolving credit agreements.

      Net cash provided by operating activities increased by $59.8 million in 1997, as compared to 1996, primarily due to: net income from power generation assets in Peru acquired in August 1996; generally higher natural gas prices; and greater production volumes due to the acquisition of natural gas properties in the Gulf Coast area in March 1996 and in Michigan in January 1997. Net cash provided by operating activities increased by $52.1 million in 1996, as compared to 1995, primarily due to cash generated by operations of acquired companies and assets and from normal operations.

      Cash from (used in ) financing activities was as follows:

-------------------------------------------------------------------
                                         1997       1996       1995
(millions)

Contribution from parent                          $ 75.0     $149.3

Issuance of long-term debt            $ 107.9      221.7

Repayment of debt                      (212.7)      (8.9)     (72.5)

Common dividend payments                (48.3)     (43.3)     (31.6)

Issuance of intercompany debt            21.9       19.7       32.4

Other                                     0.2       10.0        9.5
                                      -----------------------------
  Total                               $(131.0)    $274.2     $ 87.1
                                      -----------------------------

      Cash from (used in) investing activities was as follows:

-------------------------------------------------------------------
                                         1997       1996       1995
(millions)

Purchase of fixed assets               $(11.7)   $ (15.8)   $ (25.1)

Purchase of independent power
  properties                                                  (32.3)

Purchase of natural gas properties      (52.6)     (93.3)     (71.1)

Sale of business                        123.3

Sale of trust units                                            16.4

Acquisition of business                 (28.0)    (228.2)

Other                                   (21.2)     (16.7)     (24.1)
                                      -----------------------------
  Total                                $  9.8    $(354.0)   $(136.2)
                                      -----------------------------

      During 1997, the major source of cash flows from investing activities was the sale of a portion of Dominion Energy's generating business in Peru for $123.3 million. These funds were used primarily to pay down long-term debt.

CAPITAL REQUIREMENTS

Capital requirements for Dominion Energy in 1998 are forecasted to be approximately $388 million. These requirements consist of: oil and gas expenditures of $52 million and power generation expenditures of $336 million (including the Kincaid acquisition).

      Sources for these capital requirements will be nonrecourse debt, cash flows from operations, borrowings from the revolving credit facility and, if necessary, equity from Dominion Resources.

      It should be noted that amounts enumerated above are estimates; consequently, actual amounts may differ.

Dominion Capital

LIQUIDITY AND CAPITAL RESOURCES

Dominion Capital funds its capital requirements through cash from operations, an intercompany credit agreement with Dominion Resources, equity contributions from Dominion Resources, a medium-term note facility, bank revolving credit agreements, term loans and a commercial paper program. Cash flows used in operations for 1997 increased by $138.7 million as compared to 1996 primarily due to a decrease in the net cash outflow of mortgage loan activity for Saxon Mortgage.

      Net cash provided by operating activities decreased by $179.1 million in 1996 as compared to 1995, primarily as a result of the funding of mortgage loans prior to the securitization of such loans in its financial services business.

      Cash from (used in) financing activities was as follows:

-------------------------------------------------------------------
                                         1997       1996       1995
(millions)

Contribution from parent               $162.0     $ 85.0     $150.0

Issuance of long-term debt            3,910.7      104.7       16.1

Repayment of long-term debt          (3,865.3)     (52.4)     (41.5)

Common dividend payments                (43.1)     (30.7)     (22.7)

Issuance (repayment) of
  intercompany debt                      29.0       79.6      (52.1)

Other                                    32.7       (0.4)      (4.5)
                                      -----------------------------
  Total                                $226.0     $185.8     $ 45.3
                                      -----------------------------

During 1997, cash flows from financing activities were $226 million, primarily due to the acquisition of the remaining 50 percent interest in First Source Financial, loan originations and investment in marketable debt securities. Cash from (used in) investing activities was as follows:

-------------------------------------------------------------------
                                         1997       1996       1995
(millions)

Investments in affiliates             $ (96.0)    $(19.5)    $(52.4)

Loan originations, net                  (70.0)

Other                                   (27.2)     (23.9)     (32.9)
                                      -----------------------------
  Total                               $(193.2)    $(43.4)    $(85.3)
                                      -----------------------------

During 1997, cash flows used in investing activities increased primarily due to the acquisition of the remaining 50 percent interest in First Source Financial and net investment in marketable securities.

CAPITAL REQUIREMENTS

Dominion Capital's principal focus is growing its financial services companies. First Source Financial will increase its loan portfolio from $970 million to approximately $1.2 billion in 1998. Saxon Mortgage plans to generate over $2 billion in loan originations primarily in the sub-prime credit arena during 1998. Cambrian, a merchant banking enterprise for emerging independent oil and natural gas producers, will expand its loan portfolio to approximately $110 million in 1998. To finance these expansion plans in 1998, Dominion Capital plans to utilize approximately $75 million in new equity and intercompany debt. The remaining capital requirements will come from the reinvestment of cash from operations, harvesting capital from existing real estate and other assets, and various third party credit sources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A   Significant Accounting Policies
--------------------------------------------------------------------------------

GENERAL Dominion Resources, Inc. is a holding company headquartered in Richmond, Virginia. Its primary business is Virginia Power, which is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square mile area in Virginia and northeastern North Carolina. It sells electricity to retail customers (including governmental agencies) and to wholesale customers such as rural electric cooperatives, municipalities, power marketers and other utilities. The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for over 80 percent of its population.

      Dominion Resources recently acquired East Midlands in 1997, which is primarily a distribution and supply company. East Midlands operates a distribution system serving a region of some 6,200 square miles in east central England and it supplies electricity to 2.3 million customers, including businesses across the country.

      The company also operates business subsidiaries active in independent power production, the acquisition and sale of natural gas reserves, financial services, and real estate. Some of the independent power and natural gas projects are located in foreign countries. Net investments of approximately $374.6 million are involved in independent power production operations in Central and South America.

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

OPERATING REVENUES AND INCOME Utility revenues are recorded on the basis of services rendered, commodities delivered or contracts settled. Dividend income on securities owned is recognized on the ex-dividend date. Interest income is accrued on the unpaid principal balance.

INVESTMENTS IN AFFILIATES Investments in common stocks of affiliates representing 20 percent to 50 percent ownership, and joint ventures and partnerships representing generally 50 percent or less ownership interests, are accounted for under the equity method.

      Costs in excess of net assets acquired from equity investments are amortized over periods not to exceed 40 years.

GAIN ON SALE OF LOANS Gain on sale of loans represents the present value of the difference between the interest rate received on the mortgage loans and the interest rate received by the investor in the securities after considering the effects of estimated prepayments, costs to service the mortgage loans and non-refundable fees and premiums on loans sold. These gains on the sale of loans are recognized on the settlement date and are based on the relative fair market value of the portion sold and retained. Concurrently with recognizing such gain on sale, a corresponding asset representing interest-only strips retained at securitization is recorded on the balance sheet in an initial amount equal to the net present value of the projected cash flows. The asset recorded which is classified as trading is amortized in proportion to the income estimated to be received during the life.

PROPERTY, PLANT AND EQUIPMENT Utility plant at Virginia Power and East Midlands is recorded at original cost, which includes labor, materials, services, and other indirect costs.

      The cost of acquisition, exploration and development of natural resource properties is accounted for under the successful efforts method.

      Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1997, 1996, and 1995, $3.5 million, $6.3 million, and $14.1 million of interest cost was capitalized, respectively.

      Major classes of property, plant and equipment and their respective balances are:

-----------------------------------------------------------------
At December 31,                               1997           1996
(millions)

UTILITY:

Production                              $  7,973.9     $  7,691.9

Transmission                               1,415.7        1,386.5

Distribution                               6,210.7        4,385.4

Other electric                             1,127.1          862.9

Plant under construction                     240.9          180.1

Nuclear fuel                                 854.3          843.8
                                        -------------------------
 Total utility                           17,822.61        5,350.6
                                        -------------------------
NONUTILITY:

Natural gas properties                       521.8          492.4

Independent power properties                 920.3          869.2

Other                                        254.5          103.6
                                        -------------------------
 Total nonutility                          1,696.6        1,465.2
                                        -------------------------
Total property, plant and equipment     $ 19,519.2     $ 16,815.8
                                        -------------------------

DEPRECIATION, DEPLETION AND AMORTIZATION Depreciation of utility plant (other than nuclear fuel) is computed using the straight-line method based on projected useful service lives. The cost of depreciable utility plant retired and the cost of removal, less salvage, are charged to accumulated depreciation. The provision for depreciation provides for the recovery of the cost of assets and the estimated cost of removal, net of salvage, and is based on the weighted average depreciable plant using a rate of 3.2 percent for 1997, 1996 and 1995.

      Owned nuclear fuel is amortized on a unit-of-production basis sufficient to amortize fully, over the estimated service life, the cost of the fuel plus permanent storage and disposal costs.

                                      Surry               North Anna
-----------------------------------------------------------------------


                                Unit 1     Unit 2     Unit 1     Unit 2
NRC license expiration year       2012       2013       2018       2020
Method of decommissioning        DECON      DECON      DECON      DECON
(millions)

Current cost estimate
 (1994) dollars                 $272.4     $274.0     $247.0     $253.6

External trusts balance
 at December 31, 1997           156.51     151.81      134.2      126.6

1997 contribution to
 external trusts                  10.6       10.8        7.6        7.2
                              -----------------------------------------

When Virginia Power's nuclear units cease operations, it is obligated to decontaminate or remove radioactive contaminants so that the property will not require Nuclear Regulatory Commission (NRC) oversight. This phase of a nuclear power plant's life cycle is termed decommissioning. While the units are operating, Virginia Power collects from ratepayers amounts that, when combined with investment earnings, will be used to fund this future obligation.

      The amount being accrued for decommissioning is equal to the amount being collected from ratepayers and is included in depreciation, depletion and amortization expense. The decommissioning collections were $45.8 million, $36.2 million and $28.5 million in 1997, 1996 and 1995, respectively. These dollars are deposited into external trusts through which the funds are invested. Net earnings of the trusts' investments are included in Other Income. In 1997, 1996 and 1995 net earnings were $20.5 million, $16 million and $15.9 million, respectively. The accretion of the decommissioning obligation is equal to the trusts' net earnings and is also recorded in Other Income. Thus, the net impact of the trusts on Other Income is zero.

      The accumulated provision for decommissioning, which is included in Accumulated Depreciation, Depletion and Amortization in the company's Consolidated Balance Sheets, includes the accrued expense and accretion described above and any unrealized gains and losses on the trusts' investments. At December 31, 1997, the net unrealized gains were $149.5 million, which is an increase of $69 million over the December 31, 1996 amount of $80.5 million. The total accumulated provision for decommissioning at December 31, 1997 was $578.7 million. It was $443.3 million at December 31, 1996.

      The total estimated cost to decommission Virginia Power's four nuclear units is $1 billion based upon a site-specific study that was completed in 1994. Virginia Power plans to update this estimate in 1998. The cost estimate assumes that the method of completing decommissioning activities is prompt dismantlement. This method assumes that dismantlement and other decommissioning activities will begin shortly after cessation of operations, which under current operating licenses will begin in 2012 as detailed in the table.

      The FASB is reviewing the accounting for nuclear plant decommissioning. In 1996, FASB tentatively determined that the estimated cost of decommissioning should be reported as a liability rather than as accumulated depreciation and that a substantial portion of the decommissioning obligation should be recognized earlier in the operating life of the nuclear unit. If the industry's accounting were changed to reflect FASB's tentative proposal, then the annual provisions for nuclear decommissioning would increase.

      During its deliberations, the FASB expanded the scope of the project to include similar unavoidable obligations to perform closure and post-closure activities for non-nuclear power plants. Therefore, any forthcoming standard may also change industry plant depreciation practices. Any impact related to other company assets cannot be determined at this time.

      Independent power properties and East Midland's fixed assets are depreciated using the straight-line method based on estimated useful lives ranging from 30 to 40 years. Natural gas properties are depleted using the units-of-production method.

FEDERAL INCOME TAXES Dominion Resources and its subsidiaries file a consolidated federal income tax return.

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

FOREIGN CURRENCY TRANSLATION Dominion Resources translates foreign currency financial statements by adjusting balance sheet accounts using the exchange rate at the balance sheet date and income statement accounts using the average exchange rate for the year. Translation gains and losses are recorded in shareholder's equity. Gains and losses resulting from the settlement of transactions in a currency other than the functional currency are reflected in income.

DEFERRED CAPACITY AND FUEL EXPENSES Approximately 90 percent of Virginia Power's fuel expenses and 80 percent of its purchased power capacity expenses incurred as part of providing regulated electric service are subject to deferral accounting. Under this method, the difference between reasonably incurred actual expenses and the level of expenses included in current rates is deferred and matched against future revenues.

GOODWILL Goodwill is the excess of the cost of net assets acquired in business combinations over their fair value. It is amortized on a straight-line basis over periods ranging from 25 to 40 years. The company evaluates goodwill for impairment at least annually.

AMORTIZATION OF DEBT ISSUANCE COSTS Dominion Resources defers and amortizes any expenses incurred in the issuance of long-term debt including premiums and discounts associated with such debt over the lives of the respective issues. Any gains or losses resulting from the refinancing of Virginia Power debt are also deferred and amortized over the lives of the new issues of long-term debt as permitted by the appropriate regulatory commission. At Virginia Power, gains or losses resulting from the redemption of debt without refinancing are amortized over the remaining lives of the redeemed issues.

INVESTMENT SECURITIES Dominion Resources accounts for and classifies investments in equity securities that have readily determinable fair values and for all investments in debt securities based on management's intent. The investments are classified into three categories and accounted for in the following manner.

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

MORTGAGE LOANS IN WAREHOUSE Mortgage loans in warehouse consist of mortgage loans secured by single family residential properties. Any price premiums or discounts on mortgage loans including any capitalized costs or deferred fees on originated loans are deferred as an adjustment to the cost of the loans and are therefore included in the determination of any gains or losses on sales of the related loans. Mortgage loans in warehouse are carried at the lower of cost or market value.

LOANS RECEIVABLE, NET Loans receivable are stated at their outstanding principal balance net of the allowance for credit losses and any deferred fees or costs. Origination fees net of certain direct origination costs are deferred and recognized as an adjustment of the yield of the related loans receivable.

      The allowance for credit losses is established through provisions for credit losses charged against income. Loans deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. At December 31, 1997, the allowance for credit losses was $17.5 million.

MORTGAGE INVESTMENTS In accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," mortgage investments, which had been held entirely as available for sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," were reclassified as trading securities. Changes in the fair value of the mortgage investments are reported in operating results in the current period. No material gain or loss resulted from the reclassification.

NONRECOURSE-NONUTILITY FINANCINGS Dominion Resources' nonutility subsidiaries issue debt to finance their operations and obtain financings that generally are secured by the assets of the nonutility subsidiaries. However, Dominion Resources may be required to provide contingent equity support or to maintain a minimum net worth at the nonutility subsidiaries. These financings have been segregated on the accompanying financial statements to distinguish their nonrecourse nature.

DERIVATIVES AND FUTURES-OTHER THAN TRADING Dominion Resources utilizes futures and forward contracts and derivative instruments, including swaps, caps and collars, to manage exposure to fluctuations in interest rates, foreign currency exchange rates and natural gas and electricity prices.

      These futures, forwards and derivative instruments are deemed effective hedges when the item being hedged and the underlying financial or commodity instrument show strong historical correlation. Dominion Resources uses deferral accounting to account for futures, forwards and derivative instruments which are designated as hedges. Under this method, gains and losses (including the payment of any premium) related to effective hedges of existing assets and liabilities are recorded on the balance sheet and recognized in earnings in conjunction with earnings of the designated asset or liability. Gains and losses related to effective hedges of firm commitments and anticipated transactions are included in the measurement of the subsequent transaction. Cash flows from derivatives designed as hedges are reported in Net Cash Flows from Operating Activities.

DERIVATIVES AND FUTURES-TRADING The fair value method, which is used for those derivative transactions which do not qualify for settlement or deferral accounting, requires that derivatives are carried on the balance sheet at fair value with changes in that value recognized in earnings or stockholder's equity. Virginia Power uses this method for its wholesale power group's trading activities.

      Options, exchange-for-physical contracts, basis swaps and futures contracts are marked to market with resulting gains and losses reported in earnings. Fixed price forward contracts, initiated for trading purposes, are also marked to market with resulting gains and losses reported in earnings. For exchange-for-physical contracts, basis swaps, fixed price forward contracts, and options which require physical delivery of the underlying commodity, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Futures contracts and options on futures contracts are marked to market based on closing exchange prices. Gains and losses resulting from marking positions to mar-

44


ket are reported in Other Income and Expense. Net gains and losses resulting from futures contracts and options on futures contracts and settlement of basis swaps are included in Operating Expenses. Amortization of option premiums associated with sales and purchases are included in Operating Revenues and Income and Operating Expenses, respectively.

      Purchased options and options sold are reported in Deferred Charges and Other Assets and in Deferred Credits and Other Liabilities, respectively, until exercise or expiration. Gains and losses are reported in Other Income and Expense. Electric options exercised are reflected in the recording of related purchases or sales of electricity as operating expenses and operating revenues, respectively. Upon expiration, electric options written are recognized in operating revenues and options purchased are recognized in Operating Expenses. Cash flows from trading activities are reported in Net Cash Flows from Operating Activities.

CASH Current banking arrangements generally do not require checks to be funded until actually presented for payment. At December 31, 1997 and 1996, the company's accounts payable included the net effect of checks outstanding but not yet presented for payment of $62.3 million and $72.6 million, respectively.

      For purposes of the Consolidated Statements of Cash Flows, Dominion Resources considers cash and cash equivalents to include cash on hand and temporary investments purchased with a maturity of three months or less.

SUPPLEMENTARY CASH FLOWS INFORMATION:
--------------------------------------------------------------------
                                            1997      1996      1995
(millions)

CASH PAID DURING THE
  YEAR FOR:

Interest (reduced for net costs
  of borrowed funds capitalized)         $ 439.6   $ 373.0   $ 376.0

Federal income taxes                       190.0     169.8     159.6

NON-CASH TRANSACTIONS
  FROM INVESTING AND
  FINANCING ACTIVITIES:

Note issued in acquisition of business      18.4      47.5

Exchange of securities                      51.9      12.1      12.3

Equity contribution for
  Wolverine acquisition                     21.4

RECLASSIFICATION Certain amounts in the 1996 and 1995 Consolidated Financial Statements have been reclassified to conform to the 1997 presentation.


NOTE B   Taxes
--------------------------------------------------------------------------------

Income before provision for income taxes, classified by source of income, before minority interests was as follows:

--------------------------------------------------------------------
                                            1997      1996      1995
(millions)

U.S.                                     $ 712.7   $ 683.5   $ 609.5

Non-U.S                                    (33.9)     17.5      11.0
                                         ---------------------------
Total                                    $ 678.8   $ 701.0   $ 620.5
                                         ---------------------------

The provision for income taxes, classified by the timing and location of payment, was as follows:

--------------------------------------------------------------------
                                            1997      1996      1995
(millions)

CURRENT

U.S.                                     $ 221.9   $ 153.7   $ 178.4

State                                        9.1       3.0       0.9

Non-U.S                                     24.7       4.3       1.7
                                         ---------------------------
  Total Current                            255.7     161.0     181.0
                                         ---------------------------
DEFERRED

U.S.                                        22.1      71.9      19.2

State                                        0.1       3.3       3.8

Non-U.S                                    (28.0)
                                         ---------------------------
  Total Deferred                            (5.8)     75.2      23.0
                                         ---------------------------
Amortization of deferred
  investment tax credits net               (16.9)    (16.9)    (16.9)
                                         ---------------------------
   Total Provision                       $ 233.0   $ 219.3   $ 187.1
                                         ---------------------------

The components of deferred income tax expense are as follows:
--------------------------------------------------------------------
                                            1997      1996      1995
(millions)

Liberalized depreciation                 $   4.1   $  53.8   $  56.6

Indirect construction costs                  4.9       3.4     (13.8)

Other plant related items                    5.1      12.6      12.1

Deferred fuel                               (3.3)     19.1      (2.2)

Separation costs                             6.5      (2.6)    (12.4)

MBS basis differences                       24.6

Deferred capacity                           14.4       3.2      (3.8)

Contingent claims                          (25.9)     (0.1)     (1.2)

Tax rate change                            (16.6)

Deferred state taxes                         0.1       3.3       3.8

Other, net                                 (19.7)    (17.5)    (16.1)
                                         ---------------------------
Total                                    $  (5.8)  $  75.2   $  23.0
                                         ---------------------------

The statutory U.S. federal income tax rate reconciles to the effective income tax rates as follows:

--------------------------------------------------------------------
                                            1997      1996      1995

U.S. statutory rate                           35%       35%       35%

Preferred dividends of Virginia Power        1.8       1.8       2.5

Amortization of investment tax credits      (2.5)     (2.4)     (2.7)

Nonconventional fuel credit                 (3.7)     (3.8)     (4.5)

Benefits and taxes related to
  foreign operations                         4.3       0.2       0.3

State taxes net of federal benefit           0.9       0.6       0.5

Other, net                                  (1.5)     (0.1)     (0.9)
                                         ---------------------------
Effective tax rate                          34.3%     31.3%     30.2%
                                         ---------------------------

The effective income tax rate includes state and foreign income taxes.

      The 1997 budget of the new Labour government in the United Kingdom reduced the corporate income tax rate to 31% effective April 1, 1997. Income tax expense from continuing operations has been reduced by $16.6 million to reflect the decrease in deferred tax liabilities resulting from the 2 percent decrease in the corporate tax rate.

      Dominion Resources net noncurrent deferred tax liability is attributable to:

------------------------------------------------------------
                                             1997       1996
(millions)

ASSETS:

Deferred investment tax credits          $   84.4   $   90.3

Other                                       192.3
                                         -------------------
Total deferred income tax asset             276.7       90.3
                                         -------------------

LIABILITIES:

Depreciation method and plant
  basis differences                       1,924.2    1,463.5

Income taxes recoverable through
  future rates                              169.5      168.8

Partnership basis differences               126.4      130.3

Other                                        75.0       71.0
                                         -------------------
Total deferred income tax liability       2,295.1    1,833.6
                                         -------------------
Net deferred income tax liability        $2,018.4   $1,743.3
                                         -------------------


NOTE C   Regulatory Assets
--------------------------------------------------------------------------------

Certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets and are recognized in income as the related amounts are included in rates and recovered from customers. Virginia Power's regulatory assets included the following:

-------------------------------------------------------------------------
At December 31,                                          1997       1996
(millions)

Deferred capacity expenses                           $   47.3   $    6.1

Income taxes recoverable through future rates           478.9      477.0

Cost of decommissioning DOE uranium
  enrichment facilities                                  67.6       73.5

Deferred losses on reacquired debt, net                  85.4       91.5

North Anna Unit 3 project termination costs              42.3       73.1

Other                                                    55.1       52.7
                                                     -------------------
Total                                                $  776.6   $  773.9
                                                     -------------------

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

      The incurred costs underlying these regulatory assets may represent expenditures by Virginia Power or may represent the recognition of liabilities that ultimately will be settled at some time in the future. For some of those regulatory assets representing past expenditures that are not included in Virginia Power's rate base or used to adjust Virginia Power's capital structure, Virginia Power is not allowed to earn a return on the unrecovered balance. Of the $776.6 million of regulatory assets at December 31, 1997, Virginia Power does not earn a return on $15.4 million of regulatory assets, effectively excluded from rate base, to be recovered over various recovery periods up to 21 years, depending on the nature of the deferred costs.

      In addition, Virginia Power's depreciation practices for early retirements of plant and equipment and cost of removal, along with changing operating plant scenarios, have resulted in an accumulated depreciation reserve deficiency estimated to be $235 million at December 31, 1997. The reserve deficiency results from deferral of costs in conformity with regulatory depreciation practices authorized by regulatory commissions having jurisdiction over Virginia Power's operations. Currently, Virginia Power is allowed to amortize reserve deficiencies over estimated remaining functional plant lives in all of the regulatory jurisdictions it serves.


NOTE D   Jointly Owned Plants
--------------------------------------------------------------------------------

The following information relates to Virginia Power's proportionate share of jointly owned plants at December 31, 1997.

--------------------------------------------------------------------
                                            Bath
                                          County     North
                                          Pumped      Anna    Clover
                                         Storage     Power     Power
                                         Station   Station   Station
Ownership interest                          60.0%     88.4%     50.0%
(millions)

Utility plant in service                 $1,072.9  $1,819.4  $ 533.3

Accumulated depreciation                   229.1     819.2      26.3

Nuclear fuel                                         403.6

Accumulated amortization of
  nuclear fuel                                       383.4

Construction work in progress                0.1      61.2       1.1
                                         ---------------------------

46

The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly owned facilities in the same proportions as their respective ownership interest. Virginia Power's share of operating costs is classified in the appropriate expense category in the Consolidated Statements of Income.


NOTE E   Short-Term Debt
--------------------------------------------------------------------------------

Dominion Resources and its subsidiaries have credit agreements with various expiration dates. These agreements provided for maximum borrowings of $5,402.6 million and $3,882.4 million at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, $1,907.3 million and $714.5 million, respectively, was borrowed under such agreements and classified as long-term debt.

      Dominion Resources credit agreements supported $403.4 million and $308 million of Dominion Resources commercial paper at December 31, 1997 and 1996, respectively.

      Virginia Power has an established commercial paper program with a maximum borrowing capacity of $500 million which is supported by two credit facilities. One is a $300 million, five-year credit facility that was effective on June 7, 1996 and expires on June 7, 2001. The other is a $200 million credit facility, also effective June 7, 1996, with an initial term of 364 days and provisions for subsequent 364-day extensions. It was renewed on June 6, 1997 for 364 days. The total amount of commercial paper outstanding was $226.2 million and $312.4 million at December 31, 1997 and 1996, respectively.

      A subsidiary of Dominion Capital also had $85.5 million and $91 million of nonrecourse commercial paper outstanding at December 31, 1997 and 1996, respectively. East Midlands has a commercial paper program with a limit of 200 million pounds sterling ($329 million). The program is supported by 200 million pounds sterling ($329 million) five-year revolving credit facility and is utilized principally to fund its operations. There was no commercial paper outstanding at December 31, 1997. A total of $385.5 million and $390 million of the commercial paper was classified as long-term debt at December 31, 1997 and 1996, respectively. The commercial paper is supported by revolving credit agreements that have expiration dates extending beyond one year. Dominion Resources and its subsidiaries pay fees in lieu of compensating balances in connection with these credit agreements. A summary of short-term debt outstanding at December 31 follows:

-------------------------------------------------------------
                                                     Weighted
                                       Amount         Average
                                  Outstanding   Interest Rate

(millions, except percentages)

1997

Commercial paper                       $329.6            5.8%

Term-notes                               45.5            7.3%
                                       ------
Total                                  $375.1
                                       ======
1996

Commercial paper                       $320.5            5.5%

Term-notes                               57.7            7.4%
                                       ------
Total                                  $378.2
                                       ======


NOTE F   Investment Securities
--------------------------------------------------------------------------------

Securities classified as available-for-sale as of December 31 follow:

-------------------------------------------------------------------------
                                      Gross          Gross
Security                         Unrealized     Unrealized      Aggregate
Type                    Cost          Gains         Losses     Fair Value
(millions)

1997

Equity                $185.3          $10.9          $ 5.4         $190.8

e996

Equity                $635.8          $ 8.2          $10.1         $633.9

Debt                    58.5                                         58.5
                      ---------------------------------------------------

Debt securities held at December 31, 1996 do not have stated contractural maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

      For the years ended December 31, 1997 and 1996, the proceeds from the sales of available-for-sale securities were $122.2 million and $33.4 million, respectively. The gross realized gains and losses were $12.8 million and $0.5 million for 1997 and $2.4 million and $1 million for 1996, respectively. The basis on which the cost of these securities was determined is specific identification. The changes in net unrealized holding gain or loss on available-for-sale securities has resulted in an increase in the separate component of shareholders equity during the years ended December 31, 1997 and 1996 of $8.4 million, net of tax, and $5.6 million, net of tax, respectively. The gross realized gains and losses included in earnings from transfers of securities from the available-for-sale category into the trading category was $5 million and $3.6 million, respectively. The changes in net realized holding gain or loss on trading securities increased earnings during the years ended December 31, 1997 and 1996 by $0.6 million and $3.1 million, respectively.

NOTE G   Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The fair value amounts of Dominion Resources' financial instruments have been determined using available market information and valuation methodologies deemed appropriate in the opinion of management. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the company could realize in a current market exchange. The use of different market assumptions and/or estimation assumptions may have a material effect on the estimated fair value amounts.

                                                                   Carrying Amount     Estimated Fair Value
-----------------------------------------------------------------------------------------------------------
December 31,                                                         1997       1996       1997        1996
(millions)

ASSETS:

  Cash and cash equivalents                                      $  321.6   $  110.8   $  321.6    $  110.8

  Trading securities                                                240.7       16.4      240.7        16.4

  Mortgage loans in warehouse                                        88.2       65.8       91.4        67.9

  Available-for-sale securities                                     190.8      692.4      190.8       692.4

  Loans receivable                                                  959.0                 987.3

  Nuclear decommissioning trust funds                               569.1      443.3      569.1       443.3

LIABILITIES:

  Short-term debt                                                $  375.1   $  378.2   $  375.1    $  378.2

  Long-term debt                                                  8,809.6    5,478.3    9,151.0     5,560.3

PREFERRED SECURITIES OF SUBSIDIARY TRUSTS                        $  385.0   $  135.0   $  387.7    $  135.0

PREFERRED STOCK                                                  $  180.0   $  180.0   $  186.6    $  185.8

LOAN COMMITMENTS                                                                       $  675.9    $  547.0

DERIVATIVES--RELATING TO:

  Foreign currency risk                                                     $    9.8   $  (26.8)   $    9.8

  Natural gas options in a net receivable (payable) position     $    0.1   $    0.6   $    0.8    $   (0.6)
                                                                 ------------------------------------------

CASH AND CASH EQUIVALENTS The carrying amount of these items is a reasonable estimate of their fair value.

INVESTMENT SECURITIES AND NUCLEAR DECOMMISSIONING TRUST FUNDS The estimated fair value is determined based on quoted market prices, dealer quotes, and prices obtained from independent pricing sources.

MORTGAGE LOANS IN WAREHOUSE The fair value of mortgage loans in warehouse is based on outstanding commitments from investors.

LOANS RECEIVABLE The carrying value approximates fair value due to the variable rate or term structure of the notes receivable.

SHORT-TERM DEBT AND LONG-TERM DEBT Market values are used to determine the fair value for debt securities for which a market exists. For debt issues that are not quoted on an exchange, interest rates currently available to the company for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The carrying amount of debt issues with short-term maturities and variable rates that are refinanced at current market rates is a reasonable estimate of their fair value.

PREFERRED SECURITIES OF SUBSIDIARY TRUSTS The fair value is based on market quotations.

PREFERRED STOCK The fair value of the fixed-rate preferred stock subject to mandatory redemption was estimated by discounting the dividend and principal payments for a representative issue of each series over the average remaining life of the series.

LOAN COMMITMENTS The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

FOREIGN CURRENCY CONTRACTS The fair value of foreign currency contracts is estimated by obtaining quotes from brokers.

INTEREST RATE SWAPS The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Net market value at December 31, 1997 and 1996 was immaterial.

NATURAL GAS OPTIONS The fair value of natural gas options (used for hedging purposes) is estimated by obtaining quotes from bankers.

FUTURES CONTRACTS Derivatives used as hedging instruments are off-balance sheet items marked-to-market with any unrealized gains or losses deferred until the related loans are securitized or sold. Net market value at December 31, 1997 and 1996 was immaterial.

48


NOTE H   Long-Term Debt
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
At December 31,                                                  1997       1996
(millions)

VIRGINIA POWER FIRST AND
  REFUNDING MORTGAGE BONDS(1):
  Series U, 5.125%, due 1997                                               $49.3
  1992 Series B, 7.25%, due 1997                                           250.0
  1988 Series A, 9.375%, due 1998                              $150.0      150.0
  1992 Series F, 6.25%, due 1998                                 75.0       75.0
  1989 Series B, 8.875%, due 1999                               100.0      100.0
  1993 Series C, 5.875%, due 2000                               135.0      135.0
  Various series, 6.75%-7.625%, due 2007                        415.0      215.0
  Various series, 6%-8%, due 2001-2004                          805.0      805.0
  Various series, 5.45%-8.75%, due 2021-2025                  1,144.5    1,144.5
                                                              ------------------
TOTAL FIRST AND REFUNDING
  MORTGAGE BONDS                                              2,824.5    2,923.8
                                                              ------------------
OTHER LONG-TERM DEBT:
  DOMINION RESOURCES:
  Commercial paper(2)                                           300.0      300.0
  VIRGINIA POWER:
  Term notes, fixed interest rate, 6.15%-10%,
    due 1996-2003                                               551.1      503.1
  Tax exempt financings(3):
    Money market municipals, due 2007-2027(4)                   488.6      488.6
    Convertible interest rate, due 2022                          10.0
  DOMINION UK:
  Eurobonds, fixed rate, 8.125%-12%,
    due 2006-2016                                               643.2
  Senior notes, fixed rate, 7.10%-7.45%,
    due 2002-2007                                               822.6
  Revolving credit agreement, due 2001(5)                       857.1      342.5
  Term loan, due 2002(6)                                        329.0
  Loan notes, due 2007(7)                                        19.6
  Revolving credit agreement, due 1998(8)                        27.1
  Revolving credit agreement, due 2002(9)                        28.0
  Finance lease(10)                                             255.5
  Other borrowings(11)                                           16.4
                                                              ------------------
TOTAL OTHER LONG-TERM DEBT                                    4,348.2    1,634.2
                                                              ------------------
NONRECOURSE--NONUTILITY:
  DOMINION RESOURCES:
  Bank loans, 9.25%, due 2008                                    19.7       20.8
  DOMINION ENERGY:
  Revolving credit agreements, due 2001(12)                     255.0      320.0
  Term loan, fixed rate, 5.445%, due 1998                        15.0       35.0
  Bank loans, fixed rate, 9.70%-9.92%, due 2005                  20.0       32.5
  Bank loans, 4.5%-6.64%, due 1996-2024                          45.2       53.0
  Term loan, due 2002(13)                                         8.0
  DOMINION CAPITAL:
  Senior notes:(14)
    Fixed rate, 6.12%, due 2000                                  50.0       50.0
    Fixed rate, 7.60%, due 2003                                  46.0       46.0
  Term note, fixed rate, 12.1%, due 2006                         44.6       44.1
  Line of Credit, due 1998(15)                                   57.7       57.2
  Note payable, fixed rate, 6.04%, due 2002                      50.0       26.8
  Term loan, fixed rate, 6.00%, due 1996-1997                                5.0
  Commercial paper(16)                                           85.5       90.0
  Term loan, fixed rate, 6.5%, due 2001                          38.0       47.2
  Medium term notes, fixed rates, 4.93%-6.25%,
    due 1996-1998                                               134.0      104.0
  Term loan, fixed rates, 6.5%-11.25%, due 1996-2001             13.0       13.5
  Term loan, due 2008(17)                                        99.2
  Revolving credit agreement(18)                                  6.8
  Revolving credit agreement(19)                                675.3
                                                              ------------------
TOTAL--NONUTILITY DEBT                                        1,663.0      945.1
                                                              ------------------
LESS AMOUNTS DUE WITHIN
  ONE YEAR:
  First and refunding mortgage bonds                            225.0      299.3
  Loans                                                         433.4       12.0
  Nonrecourse--nonutility                                       955.2      119.7
                                                              ------------------
TOTAL AMOUNT DUE WITHIN
  ONE YEAR                                                    1,613.6      431.0
                                                              ------------------
LESS UNAMORTIZED DISCOUNT,
  NET OF PREMIUM                                                 26.1       24.8
                                                              ------------------
TOTAL LONG-TERM DEBT                                         $7,196.0   $5,047.3
                                                              ------------------

(1) Substantially all of Virginia Power's property is subject to the lien of the mortgage, securing its First and Refunding Mortgage Bonds.

(2)   See Note E to the Consolidated Financial Statements.

(3) Certain pollution control equipment at Virginia Power's generating facilities has been pledged or conveyed to secure these financings.

(4) Interest rates vary based on short-term tax-exempt market rates. For 1997 and 1996, the weighted average daily interest rates were 3.74% and 3.57%, respectively. Although these bonds are re-marketed within a one year period, they are classified as long-term debt because Virginia Power intends to maintain the debt and it is supported by long-term bank commitments.

(5)   The weighted average interest rate was 6.9% during 1997.

(6)   The weighted average interest rate was 7.56% during 1997.

(7)   The weighted average interest rate was 5.81% during 1997.

(8)   The weighted average interest rate was 7.66% during 1997.

(9)   The weighted average interest rate was 7.76% during 1997.

(10)  The weighted average interest rate was 4.6% during 1997.

(11)  The weighted average interest rate was 7.58% during 1997.

(12) The weighted average interest rates during 1997 and 1996 were 6.06% and 5.89%, respectively.

(13)  The weighted average interest rate was 3.94% during 1997.

(14) The Rincon Securities common stock owned by Dominion Capital is pledged as collateral to secure the loan.

(15) The weighted average interest rates during 1997 and 1996 were 6.24% and 6.24%, respectively.

(16) The weighted average interest rates during 1997 and 1996 were 5.57% and 5.37%, respectively.

(17)  The weighted average interest rate was 7.67% during 1997.

(18)  The weighted average interest rate was 5.63% during 1997.

(19)  The weighted average interest rate was 6.19% during 1997.

Maturities (including sinking fund obligations) through 2002 are as follows (in millions): 1998-$1,613.6; 1999-$826; 2000-$349.1; 2001-$432.6; and
2002-$1,098.3.

NOTE I   Common Stock
--------------------------------------------------------------------------------

During 1996 the company purchased on the open market and retired 136,800 shares of common stock for an aggregate price of $5.5 million. On July 8, 1996, the company established Dominion Direct Investment which continues and expands the Automatic Dividend Reinvestment and Stock Purchase Plan. From 1995 through 1997, the following changes in common stock occurred:

                                                                      1997                    1996                     1995
----------------------------------------------------------------------------------------------------------------------------------
                                                                Shares                  Shares                   Shares
                                                           Outstanding     Amount  Outstanding     Amount   Outstanding     Amount
(millions)
Balance at January 1                                             181.2   $3,471.4        176.4   $3,303.5         172.4   $3,157.6
Changes due to:
Dominion Direct Investment                                         3.7      142.2          1.9       70.9
Automatic Dividend Reinvestment and Stock Purchase Plan                                    1.4       55.1           2.9      107.6
Stock Purchase Plan for Customers of Virginia Power                                        1.0       23.2           1.4       45.8
Employee Savings Plan                                              0.9       34.0          0.5       20.5           0.2        8.3
Wolverine acquisition                                              1.9       21.4
Stock repurchase and retirement                                                           (0.1)      (5.5)         (0.7      (24.8)
Other                                                              0.1        4.6          0.1        3.7           0.2        9.0
                                                                 -----------------------------------------------------------------
Balance at December 31                                           187.8   $3,673.6        181.2   $3,471.4         176.4   $3,303.5
                                                                 -----------------------------------------------------------------


NOTE J   Long-Term Incentive Plan
--------------------------------------------------------------------------------

A long-term incentive plan (the Plan) provides for the granting of nonqualified stock options and restricted stock to certain employees of Dominion Resources and its affiliates. The aggregate number of shares of common stock that may be issued pursuant to the Plan is 3,750,000. The changes in share and option awards under the Plan were as follows:

-------------------------------------------------------------------------------------------------
                                  Restricted       Weighted     Stock       Weighted       Shares
                                      Shares  Average Price   Options  Average Price  Exercisable
Balance at December 31, 1994          41,186         $41.05    11,076         $29.36       11,076
                                     ============================================================
Awards granted--1995                  25,320         $37.63
Exercised/distributed                (21,576)        $38.60
                                     ------------------------------------------------------------
Balance at December 31, 1995          44,930         $40.92    11,076         $29.36       11,076
                                     ============================================================
Awards granted--1996                  79,784         $41.76
Exercised/distributed                (29,433)        $39.94      (475)        $29.63
                                     ------------------------------------------------------------
Balance at December 31, 1996          95,281         $41.61    10,601         $29.34       10,601
                                     ============================================================
Awards granted--1997                  53,884         $35.24
Exercised/distributed/forfeited      (44,399)        $39.42    (4,800)        $29.25
                                     ------------------------------------------------------------
Balance at December 31, 1997         104,766         $39.29     5,801         $29.42        5,801
                                     ============================================================

In 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." However, the company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for stock options awarded. Had compensation cost for the company's plan been determined consistent with the methodology prescribed under SFAS No. 123 there would have been no significant impact on the company's operations for the years ended December 31, 1997 and 1996.

      East Midlands launched sharesave plans in December 1997 under which employees, who enter into Inland Revenue approved savings contract for periods of three or five years, are granted options to purchase shares in Dominion Resources common stock. Under these arrangements options were granted on December 22, 1997, on 149,881 shares to 918 employees under the three year plan and on 514,947 shares to 1,511 employees under the five year plan.

      No charge has been made to the income statement for the year ended December 31, 1997 with respect to the 20% discount on the market price of the options on their date of issue. The discount will be recorded as compensation expense over the periods of the plans.

50


NOTE K   Obligated Mandatorily Redeemable
         Preferred Securities of Dominion Resources
         and Virginia Power Subsidiary Trusts
--------------------------------------------------------------------------------

In December 1997, Dominion Resources established Dominion Resources Capital Trust I (DR Capital Trust). DR Capital Trust sold 250,000 shares of Capital Securities for $250 million, representing preferred beneficial interests and 97 percent beneficial ownership in the assets held by DR Capital Trust. Dominion Resources issued $257.7 million of 7.83% Junior Subordinated Debentures (Debentures) in exchange for the $250 million realized from the sale of the Capital Securities and $7.7 million of common securities of DR Capital Trust. The common securities represent the remaining 3 percent beneficial ownership interest in the assets held by DR Capital Trust. The Debentures constitute 100 percent of DR Capital Trust assets. The Debentures are due December 1, 2027. The distribution rate on the Capital Securities and the interest rate on the Debentures are each subject to increase if Dominion Resources and DR Capital Trust do not comply with an agreement they made to exchange the Capital Securities and the Debentures, which were not registered under the securities laws at the time of issuance, for registered substantially identical securities within 180 days after the date of original issuance. Dominion Resources may redeem the Debentures prior to December 1, 2007 under certain conditions at a specified redemptive price. The Debentures may be redeemed on or after December 1, 2007 at another redemptive price. The Capital Securities are subject to mandatory redemption upon repayment of the Debentures at maturity or earlier redemption. At redemption, each Capital Security shall be entitled to receive a liquidation amount of $1,000 plus accumulated distributions from December 8, 1997.

      VP Capital Trust I (VP Capital Trust) was established as a subsidiary of Virginia Power for the sole purpose of selling $135 million of preferred securities (5.4 million shares at $25 par) in 1995. These securities represent preferred beneficial interests and 97 percent beneficial ownership in the assets held by VP Capital Trust. Virginia Power concurrently issued $139.2 million of its 1995 Series A, 8.05% Junior Subordinated Notes (the Notes) in exchange for the $135 million realized from the sale of the preferred securities and $4.2 million of common securities of VP Capital Trust. The preferred securities and the common securities represent the total beneficial ownership interest in the assets held by VP Capital Trust. The Notes are the sole assets of VP Capital Trust.

      The preferred securities are subject to mandatory redemption upon repayment of the Notes at a liquidation amount of $25 plus accrued and unpaid distributions, including interest. The Notes are due September 30, 2025. However, that date may be extended up to an additional ten years if certain conditions are satisfied.


NOTE L   Preferred Stock
--------------------------------------------------------------------------------

Dominion Resources is authorized to issue up to 20,000,000 shares of preferred stock; however, no such shares are issued and outstanding.

      Virginia Power has authorized 10,000,000 shares of preferred stock, $100 liquidation preference. Upon involuntary liquidation, dissolution or winding-up of Virginia Power, each share is entitled to receive $100 per share plus accrued dividends. Dividends are cumulative. Virginia Power preferred stock subject to mandatory redemption at December 31, 1997 was as follows:

------------------------------------------
                                    Shares
Series                         Outstanding

$5.58                        400,000(1)(2)

$6.35                      1,400,000(1)(3)
                           ---------------
   Total                   1,800,000
                           ===============

(1)   Shares are non-callable prior to redemption.

(2)   All shares to be redeemed on 3/1/00.

(3)   All shares to be redeemed on 9/1/00.

There were no redemptions of preferred stock during 1997 and 1996. In 1995 Virginia Power redeemed 417,319 shares of its $7.30 dividend preferred stock subject to mandatory redemption.

      At December 31, 1997 Virginia Power preferred stock not subject to mandatory redemption, $100 liquidation preference, is listed in the table below.

-------------------------------------------------
                        Issued and   Entitled Per
                       Outstanding    Share Upon
Dividend                    Shares    Redemption

$5.00                      106,677       $112.50

 4.04                       12,926        102.27

 4.20                       14,797        102.50

 4.12                       32,534        103.73

 4.80                       73,206        101.00

 7.05                      500,000        105.00(1)

 6.98                      600,000        105.00(2)

MMP 1/87(3)                500,000        100.00

MMP 6/87(3)                750,000        100.00

MMP 10/88(3)               750,000        100.00

MMP 6/89(3)                750,000        100.00

MMP 9/92 series A(3)       500,000        100.00

MMP 9/92 series B(3)       500,000        100.00
                         ---------
  Total                  5,090,140
                         =========

(1) Through 7/31/03 and thereafter to amounts declining in steps to $100.00 after 7/31/13.

(2) Through 8/31/03 and thereafter to amounts declining in steps to $100.00 after 8/31/13.

(3) Money Market Preferred (MMP) dividend rates are variable and are set every 49 days via an auction. The weighted average rates for these series in 1997, 1996, and 1995, including fees for broker/dealer agreements, were 4.71%, 4.48%, and 4.93%, respectively.

      During the years 1995 through 1997, the following shares were redeemed:

------------------------------------------------------
Year                              Dividend      Shares

1995                                 $7.45     400,000

1995                                  7.20     450,000
                                      ----------------

NOTE M   Retirement Plan, Postretirement
         Benefits and Other Benefits
--------------------------------------------------------------------------------

RETIREMENT PLAN Dominion Resources' Retirement Plan covers virtually all employees of Dominion Resources and its subsidiaries except for its U.K. subsidiary, East Midlands. The benefits are based on years of service and the employee's compensation. Dominion Resources funding policy is to contribute annually an amount that is in accordance with the provisions of the Employment Retirement Income Security Act of 1974. The majority of East Midlands' employees joined a pension plan that is administered for the United Kingdom's electricity industry. The assets of this plan are held in a separate trustee-administered fund that is actuarially valued every three years. East Midlands and its participating employees contribute to their pension plan.

      The components of the provision for net periodic pension expense were as follows:

                                         1997               1996      1995
--------------------------------------------------------------------------
                                                   Non
                              Total      U.S.      U.S.     U.S.      U.S.
Year ending December 31,      Plans      Plan      Plan     Plan      Plan

(millions)
Service costs benefits
  earned during the year     $ 50.1    $ 27.5    $ 22.6   $ 26.7    $ 23.4

Interest cost on projected
  benefit obligation          147.2      64.2      83.0     61.1      54.9

Actual return on
  plan assets                (231.0)   (136.1)    (94.9)   (92.9)   (172.3)

Net amortization
  and deferral                 65.9      65.9               30.6     114.9
                             ---------------------------------------------
Net periodic pension cost    $ 32.2    $ 21.5    $ 10.7   $ 25.5    $ 20.9
                             ---------------------------------------------

      The following table sets forth the Plan's funded status:

                                                     1997                 1996
-------------------------------------------------------------------------------
                                                                 Non
                                          Total      U.S         U.S.      U.S.
As of December 31,                        Plans      Plan        Plan      Plan
(millions)

Actuarial present value of
  benefit obligations:

Accumulated benefit obligation:
  Vested                               $1,730.9    $646.6    $1,084.3    $586.7
  Non Vested                               79.0      77.5         1.5      73.3
                                       ----------------------------------------
                                       $1,809.9    $724.1    $1,085.8    $660.0
                                       ----------------------------------------
Projected benefit obligation for
  service rendered to date              2,111.7     945.3     1,166.4     852.2

Plan assets at fair value,
  primarily listed stocks and
  corporate bonds                       2,299.6     966.4     1,333.2     845.0
                                       ----------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation            187.9      21.1       166.8      (7.2)

Unrecognized net loss from past
  experience different from that
  assumed and effects of changes
  in assumptions                          (73.9)     15.8       (89.7)     40.4

Unrecognized prior service cost             4.1       4.1                   4.7

Unrecognized net asset at January 1,
  being recognized over 16 years
  beginning 1986                          (18.5)    (18.5)                (21.8)
                                       ----------------------------------------
Prepaid pension cost included in
  other assets                            $99.6     $22.5       $77.1     $16.1
                                       ----------------------------------------

Significant assumptions used in determining net periodic pension cost and the projected benefit obligation were:

                                                        1997           1996
---------------------------------------------------------------------------
                                                             Non
                                                   U.S.      U.S.      U.S.
As of December 31,                                 Plan      Plan      Plan

Discount rates                                     7.75%     6.75%     8.0%

Rates of increase in compensation levels           5.0%      4.75%     5.0%

Expected long-term rate of return                  9.5%      7.00%     9.5%
                                                   ------------------------

POSTRETIREMENT BENEFITS Dominion Resources and its subsidiaries provide retiree health care and life insurance benefits through insurance companies with annual premiums based on benefits paid during the year. From time to time in the past, Dominion Resources and its subsidiaries have changed benefits. Some of these changes have reduced benefits. Under the terms of their benefit plans, the companies reserve the right to change, modify or terminate the plans. Net periodic postretirement benefit expense for 1997 and 1996 was as follows:

----------------------------------------------------------------------------
Year ending December 31,                                    1997        1996
(millions)

Service cost                                              $ 12.7      $ 12.3

Interest cost                                               25.4        24.2

Return on plan assets                                      (25.3)      (16.6)

Amortization of transition obligation                       12.1        12.1

Net amortization and deferral                               13.4         7.2
                                                          ------------------
Net periodic postretirement benefit expense               $ 38.3      $ 39.2
                                                          ------------------

The following table sets forth the funded status of the plan:

----------------------------------------------------------------------------
As of December 31,                                          1997        1996
(millions)

Fair value of plan assets                                 $176.6      $133.0
                                                          ------------------
Accumulated postretirement benefit obligation:

    Retirees                                              $225.5      $202.7

    Active plan participants                               139.4       125.0
                                                          ------------------
    Accumulated postretirement
      benefit obligation                                   364.9       327.7
                                                          ------------------
Accumulated postretirement
  benefit obligation in excess of plan assets             (188.3)     (194.7)

Unrecognized transition obligation                         181.9       194.1

Unrecognized net experience gain                            (1.3)       (3.0)
                                                          ------------------
Accrued postretirement benefit cost                       $ (7.7)     $ (3.6)
                                                          ------------------

52

A one percent increase in the health care cost trend rate would result in an increase of $5.1 million in the service and interest cost components and a $39.9 million increase in the accumulated postretirement benefit obligation. Significant assumptions used in determining the postretirement benefit obligation were:

---------------------------------------------------------------------------
                                                  1997                 1996

Discount rates                                   7.75%                 8.0%

Assumed return on plan assets                     9.0%                 9.0%

Medical cost trend rate              6% for first year    7% for first year
                                    5% for second year   6% for second year
                                       Scaling down to      Scaling down to
                                    4.75% beginning in   4.75% beginning in
                                         the year 2000        the year 2000
                                 ------------------------------------------

Virginia Power is recovering these costs in rates on an accrual basis in all material respects, in all jurisdictions. The funds being collected for other postretirement benefits accrual in rates, in excess of other postretirement benefits actually paid during the year, are contributed to external benefit trusts under Virginia Power's current funding policy. Employer provided health care benefits are not common in the United Kingdom due to the country's national health care system. Accordingly, East Midlands does not provide health care benefits to the majority of its employees.


NOTE N   Restructuring
--------------------------------------------------------------------------------

In March 1995, Virginia Power announced the implementation phase of its Vision 2000 program. During this phase, Virginia Power began reviewing operations with the objective of outsourcing services where economical and appropriate, and re-engineering the remaining functions to streamline operations. The re-engineering process has resulted in outsourcing, decentralization, reorganization and downsizing for portions of Virginia Power's operations. As part of this process, Virginia Power has evaluated its utilization of capital resources in its operations to identify further opportunities for operational efficiencies through outsourcing or re-engineering of its processes.

      Restructuring charges of $18.4 million, $64.9 million and $117.9 million in 1997, 1996 and 1995, respectively, included severance costs, purchased power contract restructuring and negotiated settlement costs, capital project cancellation costs, and other costs incurred directly as a result of the Vision 2000 initiatives. While Virginia Power may incur additional charges for severance in 1998, the amounts are not expected to be significant.

      In 1995, Virginia Power established a comprehensive involuntary severance package for salaried employees who may no longer be employed as a result of these initiatives. Virginia Power is recognizing the cost associated with employee terminations as management identifies the positions to be eliminated. Severance payments are being made over a period not to exceed twenty months. Through December 31, 1997, management had identified 1,977 positions to be eliminated. The recognition of severance costs resulted in a charge to operations in 1997, 1996 and 1995 of $12.5 million, $49.2 million and $51.2 million, respectively. At December 31, 1997, 1,619 employees have been terminated and severance payments totaling $74 million have been paid. Virginia Power estimates that these staffing reductions will result in annual savings in the range of $80 million to $90 million for its restructured operations. However, such savings are being offset by salary increases, outsourcing costs and increased payroll costs associated with staffing for growth opportunities.

      In an effort to minimize its exposure to potential stranded investment, Virginia Power is evaluating its long-term purchased power contracts and negotiating modifications to their terms, including cancellations, where it is determined to be economically advantageous to do so. Virginia Power also negotiated settlements with several other parties to terminate their rights to sell power to Virginia Power. The cost of contract modifications, contract cancellations and negotiated settlements was $3.8 million, $7.8 million and $8.1 million in 1997, 1996 and 1995, respectively. Virginia Power estimated that its annual future purchased power costs, including energy payments, would be reduced by up to $0.8 million, $5.8 million and $147 million for the 1997, 1996 and 1995 transactions, respectively. The cost of alternative sources of power that might ultimately be required as a result of these settlements is expected to be significantly less than the estimated reduction in purchased power costs.

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


NOTE O   Accelerated Cost Recovery
--------------------------------------------------------------------------------

In this increasingly competitive environment, Virginia Power has concluded that it is appropriate to utilize available savings and cost reductions, such as those generated by the Vision 2000 program (see Note N), to accelerate the write-off of existing unamortized regulatory assets. Not only will this strategically position Virginia Power in anticipation of competition, but it also reflects Virginia Power's commitment to mitigate its exposure to potentially stranded costs. Virginia Power identified savings of $38.4 million in 1997 and $26.7 million in 1996 which were used to establish a reserve for expected adjustments to regulatory assets. (See Note Q).


NOTE P   Derivative Transactions
--------------------------------------------------------------------------------

Dominion Resources uses derivative financial instruments for the purposes of managing interest rate, natural gas price and foreign currency risks.

INTEREST RATE RISKS Saxon Mortgage, enters into forward delivery contracts, financial futures and options contracts for the purpose of reducing exposure to the effects of changes in interest rates on mortgage loans which the company has funded or has committed to fund. Gains and losses on such contracts relating to mortgage loans are recognized when the loans are sold. If the counterparties to the hedging transactions are unable to perform according to the terms of the contracts, the company may incur losses upon selling the mortgage loans at prevailing prices. As of December 31, 1997, Saxon has outstanding liabilities related to its hedging positions with certain counter parties a notional amount of $552.9 million. The deferred hedging losses, net, at December 31, 1997 and 1996 were immaterial.

FOREIGN CURRENCY RISKS In May 1997, Dominion UK issued $819 million of Yankee bonds. The bonds are denominated in U.S. dollars, exposing the company to foreign currency risk. Coincident with the issuance of the debt, Dominion UK acquired cross currency swaps to mitigate the foreign currency risk. The swaps are in effect until the debt matures in five and ten years, respectively. The cash settlement and the periodic payments under the hedge are treated as yield adjustments to the underlying debt and recognized over the period the bonds are outstanding. The notional amount of these swaps at December 31, 1997 was $819 million and the deferred hedging losses, net as of December 31, 1997 were immaterial.


NOTE Q   Commitments and Contingencies
--------------------------------------------------------------------------------

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

Virginia Power

REGULATORY MATTERS In March, 1997, the Virginia Commission issued an order that Virginia Power's base rates be made interim and subject to refund as of March 1, 1997. This order was the result of the Commission Staff's report on its review of Virginia Power's 1995 Annual Information Filing which concluded that the company's present rates would cause Virginia Power to earn in excess of its authorized return on equity. The Staff found that, for purposes of establishing rates prospectively, a rate reduction of $95.6 million may be necessary in order to realign rates to the authorized level.

      Virginia Power filed an Alternative Rate Plan (ARP) in March 1997 based on 1996 financial information. Subsequently, the Commission consolidated the proceeding concerned with the 1995 Annual Informational Filing with the proceeding that includes the ARP proposed by the company. Opposing parties in the rate proceeding have made filings recommending rate reductions in excess of $200 million. The company is currently studying the filings of those parties. The Commission Staff is scheduled to make further filings in late February 1998. Hearings are scheduled to begin in late April 1998.

CONSTRUCTION PROGRAM Virginia Power has made substantial commitments in connection with its construction program and nuclear fuel expenditures, which are estimated to total $588.1 million (excluding AFC) for 1998. Virginia Power presently estimates that all of its 1998 construction expenditures, including nuclear fuel, will be met through cash flow from operations.

PURCHASED POWER CONTRACTS Since 1984, Virginia Power has entered into contracts for the long-term purchase of capacity and energy from other utilities, qualifying facilities and independent power producers. As of December 31, 1997, there were 57 nonutility generating facilities under contract to provide Virginia Power 3,277 megawatts of dependable summer capacity. The following table shows the minimum commitments as of December 31, 1997 for power purchases from utility and nonutility suppliers.

                                      Commitments
-----------------------------------------------------
(millions)                        Capacity      Other

1998                             $   813.5     $154.9

1999                                 816.7      156.7

2000                                 723.8       92.0

2001                                 716.0       83.7

2002                                 721.1       81.5

After 2002                         9,069.6      388.2
                                 --------------------
Total                            $12,860.7     $957.0
                                 --------------------
Present value of the total       $ 5,878.0     $553.3
                                 --------------------

In addition to the commitments listed above, under some contracts, Virginia Power may purchase, at its option, additional power as needed. Payments for purchased power (including economy, emergency, limited-term, short-term, and long-term purchases) for the years 1997, 1996, and 1995 were $1,381 million, $1,183 million, and $1,093 million, respectively. For discussion of Virginia Power's efforts to restructure certain purchased power contracts (see Note N).

FUEL PURCHASE COMMITMENTS Virginia Power's estimated fuel purchase commitments for the next five years for system generation are as follows (millions):
1998-$293; 1999-$233; 2000-$144; 2001-$144; and 2002-$127.

ENVIRONMENTAL MATTERS Environmental costs have been historically recovered through the ratemaking process; however, should material costs be incurred and not recovered through rates, Virginia Power's results of operations and financial condition could be adversely impacted.

      The EPA has identified Virginia Power and several other entities as Potentially Responsible Parties (PRPs) at two Superfund sites located in Kentucky and Pennsylvania. The estimated future remediation costs for the sites are in the range of $61.5 million to $72.5 million. Virginia Power's proportionate share of the costs is expected to be in the range of $1.7 million to $2.5 million, based upon allocation formulas and the volume of waste shipped to the

54


sites. As of December 31, 1997, Virginia Power had accrued a reserve of $1.7 million to meet its obligations at these two sites. Based on a financial assessment of the PRPs involved at these sites, Virginia Power has determined that it is probable that the PRPs will fully pay the costs apportioned to them.

      Virginia Power generally seeks to recover its costs associated with environmental remediation from third-party insurers. At December 31, 1997 pending claims were not recognized as an asset or offset against recorded obligations.

NUCLEAR INSURANCE The Price-Anderson Act limits the public liability of an owner of a nuclear power plant to $8.9 billion for a single nuclear incident. The Price-Anderson Amendments Act of 1988 allows for an inflationary provision adjustment every five years. Virginia Power has purchased $200 million of coverage from commercial insurance pools with the remainder provided through a mandatory industry risk-sharing program. In the event of a nuclear incident at any licensed nuclear reactor in the United States, Virginia Power could be assessed up to $81.7 million (including a 3 percent insurance premium tax for Virginia) for each of its four licensed reactors not to exceed $10.3 million (including a 3 percent insurance premium tax for Virginia) per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed.

      Nuclear liability coverage for claims made by nuclear workers first hired on or after January 1, 1988, except those arising out of an extraordinary nuclear occurrence, is provided under the Master Worker insurance program. (Those first hired into the nuclear industry prior to January 1, 1988 are covered by the policy discussed above.) The aggregate limit of coverage for the industry is $400 million ($200 million policy limit with automatic reinstatements of an additional $200 million). Virginia Power's maximum retrospective assessment is approximately $12.3 million (including a 3 percent insurance premium tax for Virginia).

      Virginia Power's current level of property insurance coverage ($2.55 billion for North Anna and $2.4 billion for Surry) exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site, and includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first to return the reactor to and maintain it in a safe and stable condition, and second to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Virginia Power's nuclear property insurance is provided by Nuclear Mutual Limited (NML) and Nuclear Electric Insurance Limited (NEIL), two mutual insurance companies, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to these insurance companies. The maximum assessment for the current policy period is $37 million. Based on the severity of the incident, the boards of directors of Virginia Power's nuclear insurers have the discretion to lower the maximum retrospective premium assessment or eliminate either or both completely. For any losses that exceed the limits, or for which insurance proceeds are not available because they must first be used for stabilization and decontamination, Virginia Power has the financial responsibility.

      Virginia Power purchases insurance from NEIL to cover the cost of replacement power during the prolonged outage of a nuclear unit due to direct physical damage of the unit. Under this program, Virginia Power is subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. The current policy period's maximum assessment is $8.7 million.

      As a joint owner of the North Anna Power Station, ODEC is responsible for its proportionate share (11.6 percent) of the insurance premiums applicable to that station, including any retrospective premium assessments and any losses not covered by insurance.

Dominion Resources

Under the terms of an investment agreement, Dominion Resources must provide contingent equity support to Dominion Energy in the amount of $47.4 million. Management believes the possibility of such support to Dominion Energy is remote.

      Dominion Resources is guarantor to Dominion UK's revolving credit agreement. The revolving credit agreement is with Union Bank of Switzerland and various lending institutions. The total commitment of the agreement is 700 million pounds sterling ($1.2 billion). Under the agreement, Dominion Resources has guaranteed the prompt payment in full of amounts outstanding. In addition, if Dominion UK fails to pay when due any of the amounts outstanding, Dominion Resources is obligated to promptly pay the amount outstanding. This agreement expires on November 12, 2001.

Dominion UK

Dominion UK's indirect subsidiary, Corby Power Limited, has entered into long-term commitments to purchase gas. The contract commenced on October 1, 1993 and terminates on September 30, 2008. The following table shows the net present value of the commitments as of December 31, 1997.

-------------------------------------------
                                Commitments
(millions)

1998                               $   82.3

1999                                   82.3

2000                                   88.8

2001                                   92.1

2002                                   93.8

After 2002                            605.3
                                   --------
Total                              $1,044.6
                                   --------
Present value of the total         $  683.5
                                   ========

Dominion Energy

Dominion Energy, through certain wholly-owned subsidiaries, has general partnership interests in certain of its energy ventures. Accordingly, such subsidiaries may be called upon to fund future operation of these investments to the extent operating cash flow is insufficient.

      In addition, Dominion Energy may be required to make payments under certain agreements on behalf of its energy ventures. As of December 31, 1997 no payments have been required.

Dominion Capital

At December 31, 1997, Dominion Capital had commitments to fund loans of approximately $672.9 million.


NOTE R   Acquisitions
--------------------------------------------------------------------------------

EAST MIDLANDS ACQUISITION AND FINANCING In the first quarter of 1997, Dominion Resources acquired 100% indirect ownership of East Midlands by means of a cash tender offer commenced on November 22, 1996. Total consideration for the acquisition was $2.2 billion. The acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the net assets acquired resulted in goodwill of $1.7 billion. (Net assets acquired consists of the fair value of tangible and identifiable intangible assets less the fair value of liabilities assumed by the purchaser.) The goodwill is being amortized over a 40-year period.

      The following unaudited pro forma combined results of operations for the twelve months ended December 31, 1996 has been prepared assuming the acquisition of East Midlands had occurred at the beginning of the period. The pro forma results are provided for information only. The results are not necessarily indicative of the actual results that would have been realized had the acquisition occurred on the indicated dates, nor are they necessarily indicative of future results of operations of the combined companies.

                                              Twelve Months Ended
                                                  December 31,
-------------------------------------------------------------------------
                                            1997            1996
                                              As          As
                                        Reported     Reported   Pro Forma

CONSOLIDATED RESULTS

(millions, except earnings
 per share amounts)

Revenues                                 $7,677.6    $4,854.0    $6,924.2

Net income*                              $  399.2    $  472.1    $  598.8

Earnings per share*                      $   2.15    $   2.65    $   3.36
                                         --------------------------------

*1997 results include ($156.6) windfall profits tax ($0.85 per share).


NOTE S   Subsequent Events
--------------------------------------------------------------------------------

On January 21, 1998, Dominion Resources issued 6.5 million shares of common stock. On January 27, 1998, the company sold an additional 275 thousand shares. Proceeds from the sale amounted to approximately $275 million. A portion of the funds was used to pay down part of the five-year revolving credit facility used to finance the purchase of East Midlands.



NOTE T    Business Segments
--------------------------------------------------------------------------------

The company's principal business segments include Virginia Power, Dominion UK, Dominion Energy, Dominion Capital and corporate. The company's business segment information was:

BUSINESS SEGMENTS
------------------------------------------------------------------------------
                                          1997           1996           1995
(millions, except identifiable
  assets amounts)
OPERATING REVENUES
AND INCOME
Virginia Power                          $5,079.0       $4,420.9       $4,351.9
Dominion UK                              1,970.1
Dominion Capital                           295.7          177.5          105.4
Dominion Energy                            332.8          255.6          175.8
                                        --------------------------------------
Consolidated                            $7,677.6       $4,854.0       $4,633.1
                                        --------------------------------------
OPERATING INCOME
Virginia Power                          $1,019.3       $1,010.0         $971.9
Dominion UK                                246.6
Dominion Capital                           157.1           81.9           50.2
Dominion Energy                             71.4           36.6           35.3
Corporate                                  (17.4)         (18.7)         (31.0)
                                        --------------------------------------
Consolidated                            $1,477.0       $1,109.8       $1,026.4
                                        --------------------------------------
IDENTIFIABLE ASSETS
(billions)
Virginia Power                           $  12.0         $ 11.8         $ 11.8
Dominion UK                                  4.4
Dominion Capital                             2.1            1.1            0.9
Dominion Energy                              1.6            1.6            1.1
Corporate                                    6.1            5.6            5.0
Eliminations                                (6.0)          (5.2)          (4.9)
                                        --------------------------------------
Consolidated                             $  20.2         $ 14.9         $ 13.9
                                        --------------------------------------
DEPRECIATION AND
AMORTIZATION
Virginia Power                          $  584.3        $ 536.4        $ 503.5
Dominion UK                                131.3
Dominion Capital                            17.5            6.8            3.0
Dominion Energy                             85.0           69.9           42.6
Corporate                                    1.2            2.1            1.9
                                        --------------------------------------
Consolidated                            $  819.3        $ 615.2        $ 551.0
                                        --------------------------------------
CAPITAL EXPENDITURES
Virginia Power                          $  481.8        $ 484.0        $ 577.5
Dominion UK                                234.2
Dominion Capital                             7.8           17.7            1.9
Dominion Energy                             11.7          176.0           25.1
Corporate                                   17.7            1.3            0.4
                                        --------------------------------------
Consolidated                            $  753.2        $ 679.0        $ 604.9
                                        --------------------------------------

56


NOTE U    Quarterly Financial and
          Common Stock Data (unaudited)
--------------------------------------------------------------------------------

The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of Dominion Resources' management for a fair statement of the results for the interim periods.

QUARTERLY FINANCIAL AND COMMON STOCK
DATA--UNAUDITED
------------------------------------------------------------------------------
                                                      1997              1996

(millions, except per share amounts)
REVENUES AND INCOME
First Quarter                                       $1,891.4          $1,223.9
Second Quarter                                       1,655.1           1,088.3
Third Quarter                                        2,094.3           1,327.3
Fourth Quarter                                       2,036.8           1,214.5
                                                 -----------------------------
Year                                                $7,677.6          $4,854.0
                                                 -----------------------------
INCOME BEFORE PROVISION
FOR INCOME TAXES AND
MINORITY INTERESTS
First Quarter                                       $  255.0           $ 224.2
Second Quarter                                         124.3             144.3
Third Quarter                                          153.2             244.9
Fourth Quarter                                         146.3              87.6
                                                 -----------------------------
Year                                                $  678.8           $ 701.0
                                                 -----------------------------
NET INCOME
First Quarter                                       $  169.9           $ 150.2
Second Quarter                                          79.1              94.2
Third Quarter                                           50.4             162.2
Fourth Quarter                                          99.8              65.5
                                                 -----------------------------
Year                                                $  399.2           $ 472.1
                                                 -----------------------------
EARNINGS PER SHARE
First Quarter                                       $   0.92           $  0.85
Second Quarter                                          0.43              0.53
Third Quarter                                           0.27              0.91
Fourth Quarter                                          0.53              0.36
                                                 -----------------------------
Year                                                $   2.15           $  2.65
                                                 -----------------------------
DIVIDENDS PER SHARE
First Quarter                                       $   0.645          $ 0.645
Second Quarter                                          0.645            0.645
Third Quarter                                           0.645            0.645
Fourth Quarter                                          0.645            0.645
                                                 -----------------------------
Year                                                $    2.58          $  2.58
                                                 -----------------------------
STOCK PRICE RANGE
First Quarter                                     413/8-351/2      443/8-375/8
Second Quarter                                    363/4-331/4      401/4-370/0
Third Quarter                                    381/4-355/16         40-367/8
Fourth Quarter                                    427/8-347/8         41-371/8
                                                 -----------------------------
Year                                              427/8-331/4      443/8-367/8
                                                 -----------------------------

In the third quarter of 1997, East Midlands recorded a liability of approximately $157 million to reflect the anticipated one-time windfall tax levied by the UK government. The tax was levied on regional electric companies in the United Kingdom and is based on the privatized utilities' excess profits. East Midlands paid one-half of the tax levy in December 1997. The remaining payment is due in December 1998.

      Certain accruals were recorded in 1997 and 1996 that are not ordinary, recurring adjustments, consisting of restructuring (see Note N) and accelerated costs recovery (see Note O).

      Restructuring--Virginia Power expensed $0, $6.3 million, $1.4 million and $10.7 million during the first, second, third and fourth quarters of 1997, respectively, and $5.4 million, $19.3 million, $4.6 million and $35.6 million during the same periods in 1996.

      Accelerated cost recovery--Amounts reserved for accelerated cost recovery were $0, $2.7 million, $28.3 million and $7.3 million during the first, second, third and fourth quarters of 1997, respectively, and $26.7 million during the fourth quarter of 1996.

      Charges for restructuring and accelerated cost recovery reduced Balance Available for Common Stock by $0, $5.8 million, $19.3 million, and $11.7 million for the first, second, third, and fourth quarters of 1997, respectively and $3.5 million, $12.5 million, $3.0 million and $40.6 million for the same periods in 1996.

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

      This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel, and internal audits. Management believes that during 1997 the system of internal control was adequate to accomplish the intended objectives.

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

Dominion Resources, Inc.


/s/ Thos. E. Capps            /s/ James L. Trueheart

Thos. E. Capps                James L. Trueheart
Chairman, President and       Vice President and
Chief Executive Officer       Controller


REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF DOMINION RESOURCES, INC.

We have audited the accompanying consolidated balance sheets of Dominion Resources, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income and retained earnings and of cash flows for each of the three years in the period ended December 31, 1997. These Consolidated Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.

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

      In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Dominion Resources, Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Richmond, Virginia
February 9, 1998