Form 10-K405, Exhibit 13
period 1998-12-31
DOMINION RESOURCES INC /VA/
filed 1999-03-01
CIK 715957

Consolidated Statements of Income

--------------------------------------------------------------------------------------------------------
For The Years Ended December 31,                                      1998        1997         1996
(millions, except per share amounts)
Operating revenues and income:
  Virginia Power                                                     $4,284.6    $4,663.9     $4,382.0
  East Midlands (Note C)                                              1,009.5     1,970.1
  Nonutility                                                            792.1       628.5        433.1
                                                                   -------------------------------------
  Total operating revenues and income                                 6,086.2     7,262.5      4,815.1
                                                                   -------------------------------------
Operating expenses:
  Fuel, net                                                             953.5     1,204.2        979.3
  Purchased power capacity, net                                         806.0       717.5        700.6
  Supply and distribution--East Midlands (Note C)                       654.9     1,466.1
  Impairment of regulatory assets (Note R)                              158.6        38.4         26.7
  Restructuring (Note Q)                                                             18.4         64.9
  Other operation and maintenance                                     1,381.2     1,243.7      1,053.8
  Depreciation, depletion and amortization                              734.2       819.3        615.2
  Other taxes                                                           306.6       282.5        275.0
                                                                   -------------------------------------
  Total operating expenses                                            4,995.0     5,790.1      3,715.5
                                                                   -------------------------------------
Operating income                                                      1,091.2     1,472.4      1,099.6
                                                                   -------------------------------------
Other income and expense:
  Gain on sale of East Midlands (Note C)                                332.3
  Windfall profits tax--East Midlands (Notes D and Y)                              (156.6)
  Other                                                                  93.2        38.3         34.8
                                                                   -------------------------------------
  Total other income and expense                                        425.5      (118.3)        34.8
                                                                   -------------------------------------
Income before fixed charges and income taxes                          1,516.7     1,354.1      1,134.4
                                                                   -------------------------------------
Fixed charges:
  Interest charges                                                      582.7       627.4        387.0
  Distributions--preferred securities of subsidiary trusts               29.3        12.2         10.9
  Preferred dividends of Virginia Power                                  35.8        35.7         35.5
                                                                   -------------------------------------
  Total fixed charges                                                   647.8       675.3        433.4
                                                                   -------------------------------------
Income before provision for income taxes and minority interests         868.9       678.8        701.0
  Provision for income taxes (Note D)                                   306.0       233.0        219.3
  Minority interests                                                     27.3        46.6          9.6
                                                                   -------------------------------------
Net income                                                            $ 535.6     $ 399.2      $ 472.1
                                                                   -------------------------------------
Earnings per common share                                              $ 2.75      $ 2.15       $ 2.65
                                                                   -------------------------------------
Dividends paid per common share                                        $ 2.58      $ 2.58       $ 2.58
                                                                   -------------------------------------
Average common shares outstanding                                      194.9       185.2        178.3
--------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets
Assets


-------------------------------------------------------------------------------------------------
At December 31,                                                         1998         1997
(millions)
Current assets:
  Cash and cash equivalents (Notes B and I)                           $  425.6      $ 321.6
  Trading securities (Notes B, H and I)                                    0.7        240.7
  Customer accounts receivable (less allowances for doubtful
  accounts $5.4 in 1998 and $2.4 in 1997)                                777.8        880.8
  Other accounts receivable                                              256.5        299.0
  Materials and supplies at average cost or less:
   Plant and general                                                     142.0        163.3
   Fossil fuel                                                            95.0         67.4
  Mortgage loans in warehouse (Notes B and I)                            140.3         88.2
  Commodity contract assets                                              179.8         40.6
  Other                                                                  267.6        209.2
                                                                     -----------------------
                                                                       2,285.3      2,310.8
                                                                     -----------------------
Investments:
  Investments in affiliates (Note B)                                     382.1        404.0
  Available-for-sale securities (Notes B, H and I)                       500.0        190.8
  Nuclear decommissioning trust funds (Notes B and I)                    705.1        569.1
  Loans receivable, net (Notes B and I)                                1,686.5        959.0
  Investments in real estate                                              93.9        101.5
  Other                                                                  263.0        193.4
                                                                     -----------------------
                                                                       3,630.6      2,417.8
                                                                     -----------------------
Property, plant and equipment (Note B):
(includes plant under construction of $449.3 [1997-$240.9])           18,106.0     19,565.1
  Less accumulated depreciation, depletion and amortization            7,469.4      7,004.4
                                                                     -----------------------
                                                                      10,636.6     12,560.7
                                                                     -----------------------
Deferred charges and other assets:
  Goodwill (Note B)                                                      150.0      1,932.0
  Regulatory assets (Note E)                                             620.0        757.4
  Other                                                                  194.5        185.8
                                                                     -----------------------
                                                                         964.5      2,875.2
                                                                     -----------------------
Total assets                                                         $17,517.0    $20,164.5
--------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Consolidated Financial Statements.

Liabilities and Shareholders' Equity


----------------------------------------------------------------------------------------------------------
At December 31,                                                                      1998          1997
(millions)
Current liabilities:
  Securities due within one year (Notes I and J)                                  $ 1,623.3     $ 1,613.6
  Short-term debt (Notes G and I)                                                     300.8         375.1
  Accounts payable, trade                                                             698.5         702.2
  Accrued interest                                                                    109.1         185.1
  Accrued payroll                                                                      79.0          77.5
  Accrued taxes                                                                       175.3         125.4
  Commodity contract liabilities                                                      265.8          52.9
  Other                                                                               266.8         504.7
                                                                                  ------------------------
                                                                                    3,518.6       3,636.5
                                                                                  ------------------------
Long-term debt (Notes I and J):
  Virginia Power                                                                    3,464.7       3,514.6
  Nonrecourse-nonutility                                                            1,547.5         707.8
  Dominion UK                                                                          55.6       2,673.6
  Other                                                                                 3.1         300.0
                                                                                  ------------------------
                                                                                    5,070.9       7,196.0
                                                                                  ------------------------
Deferred credits and other liabilities:
  Deferred income taxes (Notes B and D)                                             1,792.5       2,018.4
  Investment tax credits (Notes B and D)                                              221.4         238.4
  Other                                                                               212.8         557.8
                                                                                  ------------------------
                                                                                    2,226.7       2,814.6
                                                                                  ------------------------
Total liabilities                                                                  10,816.2      13,647.1
                                                                                  ------------------------
Minority interest                                                                     310.9         402.9
                                                                                  ------------------------
Commitments and contingencies (Note T)
Virginia Power and Dominion Resources obligated mandatorily redeemable preferred
  securities of subsidiary trusts* (Notes I and N)                                    385.0         385.0
                                                                                  ------------------------
Preferred stock (Notes I and O):
  Virginia Power stock subject to mandatory redemption                                180.0         180.0
                                                                                  ------------------------
  Virginia Power stock not subject to mandatory redemption                            509.0         509.0
                                                                                  ------------------------
Common shareholders' equity:
  Common stock--no par authorized 300.0 shares,
   outstanding--194.5 shares at 1998 and
   187.8 shares at 1997 (Note K)                                                    3,933.4       3,673.6
  Retained earnings                                                                 1,386.4       1,354.0
  Accumulated other comprehensive income                                              (20.1)         (3.3)
  Other paid-in capital                                                                16.2          16.2
                                                                                  ------------------------
                                                                                    5,315.9       5,040.5
                                                                                  ------------------------
Total liabilities and shareholders' equity                                        $17,517.0     $20,164.5
----------------------------------------------------------------------------------------------------------


* As described in Note N, the 7.83% and 8.05% Junior Subordinated Notes totaling $257.7 and $139.2 million principal amounts constitute 100% of the Trusts' assets.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

-----------------------------------------------------------------------------------------------------------------
                                                                              Accumulated Other
                                                    Common Stock     Retained   Comprehensive   Paid-In
                                              Shares     Amount      Earnings       Income      Capital    Total
(millions)

Balance at January 1, 1998                    187.8     $3,673.6      $1,354.0       $ (3.3)     $16.2    $5,040.5
Issuance of stock through public offering       6.8        267.8                                             267.8
Issuance of stock through employee and
  customer plans                                2.1         86.6                                              86.6
Stock repurchase and retirement                (2.3)       (98.5)                                            (98.5)
Other common stock activity                     0.1          3.9                                               3.9
Comprehensive income                                                     535.6        (16.8)                 518.8
Dividends and other adjustments                                         (503.2)                             (503.2)
                                             ------     --------      --------       ------      -----    --------

Balance at December 31, 1998                  194.5     $3,933.4      $1,386.4       $(20.1)     $16.2    $5,315.9
------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1997                    181.2     $3,471.4      $1,437.9       $(10.3)     $16.2    $4,915.2
Issuance of stock through employee and
  customer plans                                4.6        176.2                                             176.2
Other common stock activity                     2.0         26.0                                              26.0
Comprehensive income                                                     399.2          7.0                  406.2
Dividends and other adjustments                                         (483.1)                             (483.1)
                                             ------     --------      --------       ------      -----    --------

Balance at December 31, 1997                  187.8     $3,673.6      $1,354.0       $ (3.3)     $16.2    $5,040.5
------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1996                    176.4     $3,303.5      $1,427.6       $ (6.7)     $17.6    $4,742.0
Issuance of stock through employee and
  customer plans                                4.8        169.7                                             169.7
Other common stock activity                     0.1          3.7                                               3.7
Stock repurchase and retirement                (0.1)        (5.5)                                 (1.4)       (6.9)
Comprehensive income                                                     472.1         (3.6)                 468.5
Dividends and other adjustments                                         (461.8)                             (461.8)
                                             ------     --------      --------       ------      -----    --------

Balance at December 31, 1996                  181.2     $3,471.4      $1,437.9       $(10.3)     $16.2    $4,915.2
------------------------------------------------------------------------------------------------------------------



Consolidated Statements of Comprehensive Income


-----------------------------------------------------------------------------------------------
                                                                1998         1997       1996

Comprehensive income
   Net income                                                   $535.6       $399.2     $472.1
   Other comprehensive income, net of tax
   Unrealized gains (losses) on investment securities             (5.6)         8.5        5.6
   Foreign currency translation adjustment                       (11.2)        (1.5)      (9.2)
                                                               -------------------------------

   Other comprehensive income                                    (16.8)         7.0       (3.6)
                                                               -------------------------------

Comprehensive income                                            $518.8       $406.2     $468.5
----------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------
For The Years Ended December 31,                                  1998        1997       1996
(millions)

Cash flows from (used in) operating activities:
  Net income                                                    $  535.6   $   399.2    $ 472.1
  Adjustments to reconcile net income to net cash:
   Depreciation, depletion and amortization                        826.2       904.8      694.4
   Gain on sale of East Midlands                                  (332.3)
   Deferred income taxes                                            22.5        13.0       84.1
   Investment tax credits, net                                     (16.9)      (16.9)     (16.9)
   Deferred fuel expense                                           (34.4)        9.6      (54.4)
   Deferred capacity expense                                       (16.2)      (41.2)      (9.2)
   Restructuring expense                                                        12.5       29.6
   Impairment of regulatory assets                                 158.6        38.4       26.7
   Purchase and origination of mortgages                        (2,502.6)   (1,695.1)    (769.2)
   Proceeds from sale and principal collections of mortgages     2,450.4     1,672.6      703.4
   Changes in current assets and liabilities:
     Accounts receivable                                           (89.8)     (176.2)     (29.4)
     Commodity contract assets and liabilities                      66.0        13.9
     Materials and supplies                                        (24.2)       15.9        6.0
     Accounts payable, trade                                        64.7       113.1       73.8
     Accrued interest and taxes                                    100.0       118.6      (17.5)
   Other changes                                                    (0.8)      (70.4)    (161.3)
                                                                 ------------------------------

Net cash flows from operating activities                         1,206.8     1,311.8    1,032.2
                                                                 ------------------------------

Cash flows from (used in) financing activities:
  Issuance of common stock                                         354.3       176.2      169.7
  Repurchase of common stock                                       (98.5)
  Preferred securities of subsidiary trust                                     250.0
  Issuance of long-term debt:
   Virginia Power                                                  270.0       270.0       24.5
   Dominion UK                                                               1,898.5      342.5
   Nonrecourse-nonutility                                        3,667.4     4,146.5      434.5
  Issuance of short-term debt                                      574.6                  143.4
  Repayment of short-term debt                                      (4.5)      (99.5)      (8.9)
  Repayment of long-term debt                                   (4,622.0)   (4,376.0)    (336.5)
  Common dividend payments                                        (504.2)     (478.0)    (460.1)
  Other                                                            (90.4)       41.9       (4.5)
                                                                 ------------------------------

Net cash flows from (used in) financing activities                (453.3)    1,829.6      304.6
                                                                 ------------------------------

Cash flows from (used in) investing activities:
  Utility capital expenditures                                    (624.1)     (648.7)    (484.0)
  Acquisition of natural gas and independent power properties     (131.1)      (52.6)    (271.2)
  Loan originations                                             (2,580.0)   (1,147.2)
  Repayments of loan originations                                1,777.8     1,065.0
  Purchase of East Midlands                                                 (1,901.5)    (342.5)
  Proceeds from sale of East Midlands                            1,409.4
  Sale of businesses                                                52.7       123.3
  Purchase of fixed assets                                         (79.6)     (124.4)     (34.8)
  Purchase of equity securities                                    (23.7)       (0.1)      (8.8)
  Sale of marketable securities                                     70.0       117.1
  Purchase of debt securities                                     (119.7)     (138.4)     (58.3)
  Acquisitions of businesses                                      (338.4)     (144.5)     (19.5)
  Other investments                                                (62.8)      (78.6)     (73.6)
                                                                 ------------------------------

Net cash flows used in investing activities                       (649.5)   (2,930.6)  (1,292.7)
                                                                 ------------------------------

Increase in cash and cash equivalents                           $  104.0   $   210.8     $ 44.1
Cash and cash equivalents at beginning of the year                 321.6       110.8       66.7
                                                                 ------------------------------

Cash and cash equivalents at end of the year                    $  425.6   $   321.6    $ 110.8
-----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the Consolidated Financial Statements.

Management's Discussion and Analysis of Operations
(unaudited)



   Introduction

   In Management's Discussion and Analysis (MD&A), we explain the general financial condition and the results of operations for Dominion Resources and its subsidiaries. As you read this section, it will be helpful to refer to our consolidated financial statements and notes. It is important to consider MD&A when making investment decisions about Dominion Resources.
      In the period covered by this discussion, Dominion Resources operated through four business segments: Virginia Electric and Power Company (Virginia Power), Dominion Energy, Inc. (Dominion Energy), Dominion Capital, Inc. (Dominion Capital), and Dominion U.K. Virginia Power, a regulated public utility, is engaged in generation, transmission, distribution and sale of electric energy within a 30,000 square mile area in Virginia and northeastern North Carolina. Dominion Energy is engaged in independent power production and the acquisition and sale of natural gas and oil reserves. Dominion Capital's primary business is financial services which includes commercial lending, merchant banking and residential mortgage lending. Dominion U.K. owned East Midlands Electricity plc (East Midlands) which is an electricity distribution and supply company located in the East Midlands region of the United Kingdom. We have also provided certain information on "Corporate". Corporate consists of the corporate holding company activities of Dominion Resources.
      Two important events impacted the 1998 results of Dominion Resources. The first event was the sale of East Midlands on July 27, 1998. Dominion Resources sold East Midlands to PowerGen plc (PowerGen), an electricity generator and supplier in the United Kingdom. PowerGen acquired 100 percent of DR Investments in a transaction valued at $3.2 billion. DR Investments is the holding company of East Midlands. The sale enabled Dominion Resources to record an immediate one-time after-tax gain of $200.7 million or $1.03 per share and eliminated the need to issue additional common stock to complete the permanent financing of East Midlands.
      The second event was the settlement of Virginia Power's rate proceeding before the Virginia State Corporation Commission (Virginia Commission). The Virginia Commission adopted the settlement between Virginia Power, the Staff of the Virginia Commission, the office of the Virginia Attorney General, the Virginia Committee for Fair Utility Rates and the Apartment and Office Building Association of Metropolitan Washington. Rate refunds and the write-off of regulatory assets as a result of the order reduced after-tax earnings by $201 million or $1.03 cents per share. See Note R. This settlement is part of a two-pronged strategy of both legislative and regulatory agendas initiated by Virginia Power in 1998. Virginia Power was the principal advocate of a bill passed in 1998 by the Virginia General Assembly that provides a roadmap for competition. The legislation sets a timetable for the transition to competition and the deregulation of generation. It also establishes a policy that just and reasonable net stranded costs should be recoverable. For additional information, see "Future Issues-- Virginia Power" under Management's Discussion and Analysis of Operations.


   Overview

   Dominion Resources achieved earnings of $535.6 million in 1998 or $2.75 per average common share, compared with earnings of $399.2 million in 1997 or $2.15 per share. The comparative earnings have been impacted by the following significant one-time events:
   o the gain on the sale of East Midlands in July 1998 offset by the impact of Virginia Power's rate case settlement in the second quarter of 1998;
   o the recognition of the windfall profits tax by East Midlands in the third quarter of 1997.
      Earnings decreased $72.9 million in 1997 as compared to 1996 primarily due to the recognition of the windfall profits tax in 1997 offset by earnings from normal operations at Virginia Power, Dominion Energy and Dominion Capital.
      Below we have provided a comparison of net income and earnings per share contributions by segment and for Corporate.

   Net Income
--------------------------------------------------------------------------------
                             1998    Change    1997   Change    1996

--------------------------------------------------------------------------------
   (millions)
   Virginia Power          $  395.1   (8.8)% $ 433.4     2.8%   $421.8
   Dominion Energy             57.1   26.9%     45.0    38.5%     32.5
   Dominion Capital            58.7   30.2%     45.1    58.2%     28.5
   Dominion UK                 26.5  (43.5)%    46.9
   Corporate                   (1.5)  89.7%    (14.6)  (36.4)%   (10.7)
                              -----            -----            ------

   Consolidated               535.9   (3.6)%   555.8    17.7%   $472.1
                              -----            -----            ------

   East Midlands:
     Sale of Company          200.7
     Windfall Profits Tax                     (156.6)
   Virginia Power:
     Rate case settlement    (201.0)
                              -----            -----            ------

     Consolidated          $  535.6   34.2%  $ 399.2   (15.4)%  $472.1
                              -----            -----            ------

   Average Shares             194.9    5.2%    185.2     3.9%    178.3
--------------------------------------------------------------------------------


   Earnings Per Share
--------------------------------------------------------------------------------
                             1998 Change      1997  Change      1996

--------------------------------------------------------------------------------
   Virginia Power              $2.03 (13.2)%    $2.34   (1.3)%    $2.37
   Dominion Energy              0.29  20.8%      0.24   33.3%      0.18
   Dominion Capital             0.30  25.0%      0.24   50.0%      0.16
   Dominion UK                  0.14 (44.0)%     0.25
   Corporate                   (0.01) 85.7%     (0.07) (16.7)%    (0.06)
                              -----            -----            ------


   Consolidated                $2.75  (8.3)%    $3.00   13.2%     $2.65
                              -----            -----            ------

   East Midlands:
     Sale of Company            1.03
     Windfall Profits Tax                       (0.85)
   Virginia Power:
     Rate case settlement      (1.03)
                              -----            -----            ------

     Consolidated             $ 2.75  27.9%     $2.15  (18.9)%    $2.65
--------------------------------------------------------------------------------

   The following information gives you a more detailed explanation by segment of the factors that led to the increase in net income from 1997 to 1998.

   Virginia Power
   Earnings were impacted by:

   o settlement of the Virginia rate proceedings which resulted in a base rate reduction and refund, a write-off of regulatory assets, discontinuance of deferral accounting for purchased power capacity expenses and adjustments to the provision for depreciation and decommissioning;
   o higher operation and maintenance costs due to 1998 storm damage caused by December ice storms and Hurricane Bonnie; and
   o  continued customer growth in Virginia and North Carolina service areas.

   Dominion Energy
   Earnings were impacted by:
   o increased earnings in its domestic power business primarily due to the addition of the Kincaid Power Station;
   o  increased production in its oil and gas business, offset by lower gas prices.

   Dominion Capital
   Earnings were impacted by:
   o the strong performance from its financial services businesses, primarily the commercial finance businesses;
   o a full year of operations of First Dominion Capital, the merchant banking and asset management business;
   o increased volume in the mortgage lending business offset by the impact of prepayment speeds and securitization spreads; and
   o a valuation adjustment to other investments and higher real estate operating costs.

   Dominion UK
   Earnings were impacted by:

   o the sale of East Midlands in July 1998. Dominion Resources had a partial year benefit from the earnings of East Midlands, consequently, net income, revenues, operating expenses, etc. are less than the corresponding amounts recorded in the full year of operations in 1997.


   Virginia Power

   Results of Operations
   Virginia Power's balance available for common stock for 1998 decreased by $239.3 million when compared to 1997. Earnings were impacted by the 1998 settlement of the Virginia rate proceedings. The principal effects were a one-time rate refund of $150 million, a base rate reduction, and a write-off of $220 million of regulatory assets in addition to normal amortization. See Note R.
      Virginia Power's balance available for common stock for 1997 amounted to $433.4 million as compared to $421.8 million in 1996. Earnings were impacted by customer growth and lower restructuring expenses, partially offset by higher depreciation and amortization expenses and the provision of a reserve for potential adjustments to regulatory assets. Virginia Power's contribution to earnings per share in 1997 amounted to $2.34 compared to $2.37 in 1996 due to the dilutive impact of common stock issuances by Dominion Resources during 1997.

--------------------------------------------------------------------------------
                             1998    Change    1997        Change    1996
   (millions)
   Operating revenues      $4,284.6   (8.1)%   $4,663.9     6.4% $4,382.0
   Operating expenses:
     Fuel, net                953.5  (20.8)%    1,204.2    23.0%    979.3
     Purchase power
      capacity, net           806.0   12.3%       717.5     2.4%    700.6
     Other operation and
      maintenance             854.3    4.3%       818.7     0.9%    811.7
     Impairment of
      regulatory assets       158.6  313.0%        38.4    43.8%     26.7
     Restructuring                                 18.4   (71.6)%    64.9
     Depreciation and
      amortization            536.4   (8.2)%      584.3     8.9%    536.4
     Other taxes              290.0    8.3%       267.7     1.9%    262.6
                              -----               -----             -----

   Operating income           685.8  (32.4)%    1,014.7     1.5%    999.8

   Other income                18.0   (4.3)%       18.8    10.6%     17.0
   Fixed charges,
     including preferred
     dividends                352.4    0.5%       350.8    (1.1)%   354.8
   Income taxes               157.3  (36.9)%      249.3     3.8%    240.2
                              -----               -----             -----
   Balance available for
     common stock           $ 194.1  (55.2)%    $ 433.4     2.8%  $ 421.8
--------------------------------------------------------------------------------

   At Virginia Power, operating revenues include electric service revenues and other revenues. Electric service revenue consists of retail sales to customers in Virginia Power's service territory and wholesale sales to cooperatives, and municipalities. The Virginia Commission and the North Carolina Utilities Commission establish the rates that Virginia Power charges its retail customers. The Federal Energy Regulatory Commission (FERC) authorizes the wholesale rates. The primary factors affecting electric service revenue in 1998 were a base rate refund and rate reduction arising from the settlement of Virginia Power's rate proceedings before the Virginia Commission and adjustments to annual fuel rates. Customer growth also affected electric service revenue as new customer connections increased revenue by $50.1 million in 1998 as compared to 1997. Lower fuel rates went into effect in December 1997 and March and May 1998. The rate changes decreased fuel revenues by approximately $120.9 million when compared to 1997.
      Operating revenues also include sales of electricity beyond Virginia Power's service territory and sales of natural gas, net of the related cost of purchased commodities. These revenues decreased in 1998 as compared to 1997 due to electricity trading revenues being reported net of purchased energy for the entirety of 1998 and only for the last four months of 1997. These revenues were reported gross until September 1997 because they were subject to cost of service regulation until that time.
      Operating revenues were higher in 1997 as compared to 1996 primarily due to an increase in other revenues. The increase was due mostly to Virginia Power's marketing electricity beyond its service territory. Electric service revenues increased slightly in spite of mild weather due to new customer connections and an increase in fuel rates. The increase in fuel revenues was mainly attributable to higher fuel rates which went into effect in December 1996, increasing recovery of fuel costs by approximately $48.2 million.

                                                       Increase
                                                      (decrease)
   Operating Revenues                               from prior year
--------------------------------------------------------------------------------
                                                 1998           1997
   (millions)
   Revenues--electric service
   Customer growth                              $  50.1        $  55.8
   Weather                                         (7.0)        (111.1)
   Base rate variance                            (226.3)         (18.7)
   Fuel rate variance                            (120.9)          44.1
   Other retail, net                               93.2           47.7
                                                -------        -------
     Total retail                                (210.9)          17.8
   Other electric service                          (6.3)           9.8
                                                -------        -------
     Total electric service                      (217.2)          27.6
                                                -------        -------
   Revenues--Other                                (162.1)         254.3
                                                -------        -------
     Total revenues                             $(379.3)       $ 281.9
--------------------------------------------------------------------------------


   Degree-Days Chart
--------------------------------------------------------------------------------
                                   1998          1997         Normal
   Cooling degree days              1,640         1,349          1,564
   Percentage change compared
     to prior year                   21.6%         (1.2)%
   Heating degree days              3,197         3,787          3,753
   Percentage change compared
     to prior year                  (15.6)%        (8.3)%
--------------------------------------------------------------------------------

   Fuel, net decreased in 1998, as compared to 1997, mostly due to the inclusion of the cost of power marketing purchases for the first eight months of 1997. However, the cost of power marketing purchases for the last four months of 1997 and the entirety of 1998 is being reported net of related revenues in Operating revenues and income--Virginia Power. Prior to September 1997, this activity was subject to cost of service rate regulation.
      Fuel, net increased in 1997 as compared to 1996, primarily due to the cost of the increased purchases of energy from other wholesale power suppliers associated with power marketing.
      Purchased power capacity, net increased in 1998 as compared to 1997 chiefly because of increased expenses associated with the restructuring of certain contracts and the discontinuance of deferral accounting for such expenses. See Note R.
      Impairment of regulatory assets in 1998 is a write-down of regulatory assets as a result of Virginia Power's settlement of the rate proceeding before the Virginia Commission. See Note R. The 1996 and 1997 amounts represent a reserve for potential adjustments to regulatory assets.
      Other operations and maintenance increased in 1998 as compared to 1997 primarily due to (1) costs to repair storm damage caused by December 1998 ice storms and by Hurricane Bonnie in the third quarter of 1998 and (2) the cost of preparing Virginia Power's computer systems for year 2000. See "Future Issues--Year 2000 Compliance."
      Restructuring expenses decreased in 1998 as compared to 1997. Although Virginia Power is continuing to evaluate its operations in anticipation of the restructuring of the electric industry, no significant restructuring expenses were incurred in 1998. See Note Q.
      Restructuring expenses decreased in 1997 as compared to 1996 due to lower expenses from Virginia Power's strategic initiatives in anticipation of industry restructuring. Charges for restructuring primarily include employee severance costs, costs to restructure agreements to purchase power from third parties and, when necessary, to negotiate settlement and termination of these contracts and other costs.
      Depreciation and amortization decreased in 1998 as compared to 1997, mainly because of adjustments to the provision for depreciation and decommissioning expenses to reflect terms of Virginia Power's settlement of the Virginia rate proceeding. See Note R.
      Depreciation and amortization increased in 1997, as compared to 1996, due to the recognition of additional depreciation and nuclear decommissioning expense to reflect adjustments expected to be made in the Virginia rate proceeding. In addition, higher depreciation expense was incurred relating to Clover Unit 2, which began operations in March 1996.
      Taxes other than income increased in 1998 as compared to 1997 due to increased taxes associated with Virginia Power's wholesale power and natural gas marketing activities.


   Dominion Energy

   Acquisitions and Dispositions
   Dominion Energy expanded its oil and natural gas business with the acquisition of Archer Resources, Ltd. on April 22, 1998 for $119 million plus $26 million of assumed debt. Archer Resources, Ltd., (subsequently renamed Dominion Energy Canada, Ltd.) is a natural gas and oil exploration and production company headquartered in Calgary, Alberta.
      Dominion Energy expanded its domestic power generation in the first quarter of 1998 with the acquisition of the Kincaid Power Station, an 1,108-megawatt facility located in Illinois. In addition, Dominion Energy expanded its foreign power generation businesses in 1998 with the acquisition of an additional 39% interest in Hidroelectrica Cerros Colorados S.A., increasing its ownership interest to 98%.
      On March 31, 1998, Dominion Cogen, Inc., a wholly-owned subsidiary of Dominion Energy, sold its 50% interest in Texas Cogeneration Company and related assets to its partner in the business for $109.5 million. Texas Cogeneration Company owns two natural gas-fired, combined-cycle cogeneration units in Texas.

   Results of Operations
   Dominion Energy's 1998 net income was $57.1 million as compared to $45 million in 1997. The earnings change was due to:
   o increased earnings in its domestic power business primarily due to the addition of the Kincaid Power Station; and
   o increased production in its oil and gas businesses primarily due to the addition of Dominion Energy Canada, Ltd., offset by lower gas prices.
      In 1997, Dominion Energy's net income increased by $12.5 million as compared to 1996 mainly due to:
   o net income from power generation assets in Peru acquired in August 1996;
   o higher natural gas prices; and
   o greater production volumes due to the acquisitions of natural gas properties in the Gulf Coast area in March 1996 and in Michigan in January 1997.

   Operating Income
--------------------------------------------------------------------------------
                             1998     Change     1997    Change    1996

--------------------------------------------------------------------------------
   (millions)
   Operating income:
   Oil and gas(1)            $ 44.1    (16.5)%  $ 52.8    42.3%   $ 37.1
   Domestic power
     generation                44.91  1,347.2%     (3.6) (139.1)%     9.2
   Foreign power
     generation                47.5     (7.4)%    51.3    61.8%     31.7
   Corporate(2)               (22.3)  (486.8)%    (3.8)   74.5%    (14.9)
   Adjustments(1)             (24.6)     2.8%    (25.3)    4.5%    (26.5)
                              -----              -----             -----
   Total operating income    $ 89.6     25.5%   $ 71.4    95.1%   $ 36.6
--------------------------------------------------------------------------------

   (1) Oil and gas Operating income includes Nonconventional Fuels Tax Credits. Such credits are reversed on the Adjustments line as they are not ordinarily reported as a component of Operating income.

   (2) Represents corporate overhead charges.

   Oil and gas operating income decreased by $8.7 million for 1998 and increased by $15.7 million for 1997. During 1997 and 1998 oil and gas production increased significantly due to the development and acquisition of properties. Natural gas production rose to 69 billion cubic feet equivalent (Bcfe) in 1998, compared to 59 Bcfe in 1997, a 17 percent increase. At December 31, 1998, proved gas reserves totaled 616 Bcfe, an increase of 157 Bcfe (34%) over 1997. The 1998 increase resulted primarily from the development of existing acreage and the acquisition of Dominion Energy Canada, Ltd. The improved production results for 1998 were offset by a $0.38 reduction in average sales price per thousand cubic feet (Mcfe), from $2.44 in 1997 to $2.06 in 1998. The production results for 1997 reflect a $2.44 average gas sales price per Mcfe, compared to $2.32 per Mcfe in 1996. The 1998 decreases in gas prices are the results of a combination of shifting geographic production mix and lower overall market price.
      In 1998, domestic power generation operating income increased when compared to 1997 primarily due to the addition of Kincaid Power Station. Domestic power generation operating income decreased in 1997 when compared to 1996 primarily due to the write-down of Dominion Energy's investment in two of its California projects.
      Foreign power generation operating income decreased $3.8 million in 1998 when compared to 1997 primarily due to lower than normal water flows at hydro plants and lower average prices. 1997 foreign power generation operating income increased when compared to 1996 as a result of strong water flows at hydro plants and the acquisition of an interest in EGENOR, a Peruvian power generation business, in August 1996.


   Dominion Capital

   Results of Operations
   Dominion Capital's net income increased over the past two years primarily due to the strong performance from its financial services businesses. The 1998 increase over 1997 net income was chiefly due to earnings contribution from its merchant banking and middle market loan businesses at First Dominion Capital and First Source Financial, respectively. The $16.6 million increase in net income in 1997 over 1996 was primarily due to residential mortgages originated and securitized by Saxon Mortgage and the funded loans at First Source Financial.

--------------------------------------------------------------------------------
                             1998     Change    1997   Change      1996

--------------------------------------------------------------------------------
   (millions)
   Operating income:
     Financial services      $212.1     47.8%   $143.5    98.8%    $72.2
     Vidalia, real estate
     and other                 (1.6)  (111.8)%    13.6    40.2%      9.7
                               ----               ----               ---
     Total operating
      income                 $210.5     34.0%   $157.1    91.8%    $81.9
--------------------------------------------------------------------------------

   Operating Income
   Financial services operating income increased by $68.6 million and $71.3 million in the 1998 and 1997 periods, respectively. Loan volumes at Saxon were $2.1 billion in 1998, up from $1.8 billion in 1997. Funded loans at First Source Financial have grown to $1.5 billion at the end of 1998, compared to $932 million at the end of 1997. Funded merchant banking loans at First Dominion Capital in 1998 were $205 million and assets under management were $2.1 billion. First Dominion Capital was formed in late 1997.
      Dominion Capital also has an interest in a hydroelectric facility (Vidalia), real estate and other investments. Vidalia, real estate and other operating income decreased in 1998 over 1997 by $15.2 million primarily due to a valuation adjustment to other investments and higher real estate operating costs. Vidalia, real estate and other operating income increased in 1997 over 1996 by $3.9 million due to higher water flow and improved real estate operations.


   Nonoperating Income and Expenses

   Other Income and Expense
   Other income and expense increased in 1998 as compared to 1997 primarily due to the gain on the sale of East Midlands in the third quarter of 1998 and the recognition of the windfall profits tax by East Midlands in the third quarter of 1997. Other income and expense decreased in 1997 as compared to 1996 primarily from the recognition of the windfall profits tax in 1997.

   Fixed Charges
   Interest charges decreased in 1998 as compared to 1997 because of the cancellation of the debt associated with East Midlands which was sold in July 1998. The debt cancellation for East Midlands was offset by the issuance of debt to fund Dominion Energy's acquisitions of Kincaid Power Station and Dominion Energy Canada, Ltd.
      Interest charges increased in 1997 over 1996 as a result of the additional debt associated with the $2.2 billion acquisition of East Midlands in early 1997.

   Provision for Income Taxes
   The provision for income taxes increased for 1998 as compared to 1997 primarily due to the taxes on the gain on the sale of East Midlands. The taxes related to the sale of East Midlands were offset by the income tax provisions associated with the effects of Virginia Power's Virginia rate proceeding settlement.

   Future Issues

   This section discusses information that may have an impact on future operating results. The Securities and Exchange Commission encourages companies to provide forward-looking information because it provides investors with an insight into management's outlook for the future. It should be noted that any forward-looking information is expressly covered by the safe harbor rule for projections. For a more detailed description of some of the uncertainties associated with forward-looking information, please refer to the "Forward-Looking Information" section on page 35.

   Virginia Power

   Competition in the Electric Industry--General

   For most of this century, the structure of the electric industry in Virginia and throughout the United States has been relatively stable. We have recently seen, however, federal and state developments toward increased competition. Electric utilities have been required to open up their transmission systems for use by potential wholesale competitors. In addition, non-utility power producers now compete with electric utilities in the wholesale generation market. At the federal level, retail competition is under consideration. Some states, including Virginia, have enacted legislation requiring the introduction of retail competition.
      Today, Virginia Power faces competition in the wholesale market. There is no general retail competition in Virginia Power's principal service area at this time. However, during its 1998 session, the Virginia General Assembly passed a law that requires a transition to retail competition between January 1, 2002 and January 1, 2004. The legislation established the principle that just and reasonable net stranded costs would be recoverable, but it left the details as to how that would be accomplished to future enabling legislation.
      At the time of this report, the General Assembly of Virginia is in session and is considering proposed legislation that would establish a detailed plan to restructure the electric utility industry in Virginia. Virginia Power is actively supporting restructuring legislation, which would provide the necessary details to implement the legislation passed in 1998. See "Competition--Retail" and "Competition--Legislative Initiatives" below.
      In addition to its legislative activity, Virginia Power has responded to the trend toward competition by renegotiating long-term contracts with wholesale and large federal government customers. It has obtained regulatory approval of innovative pricing proposals for large industrial customers. Rate concessions resulting from these contract negotiations and innovative pricing proposals are expected to reduce Virginia Power's 1999 revenue by approximately $45 million as compared to the amounts that would have been billed prior to such measures.
     Virginia Power has also responded to the trend toward competition by cutting its costs, re-engineering its core business processes, and pursuing innovative approaches to serving traditional markets and future markets. Virginia Power's strategy also includes the development of non-traditional products and services with an objective of providing growth in future earnings. These products and services include electric energy and capacity in the emerging wholesale market; natural gas and other energy-related products and services; nuclear management and consulting services; power distribution and transmission related services, including engineering and metering; and telecommunication services. In addition, Virginia Power may from time to time, identify and investigate opportunities to expand its markets through strategic alliances with partners whose strengths, market position and strategies complement those of Virginia Power.

   Competition--Wholesale

   On September 11, 1997 FERC authorized Virginia Power to make wholesale power sales under the company's Market-Based Sales Tariff, but set a hearing to consider the effect of transmission constraints on Virginia Power's ability to exercise generation market power in localized areas within its service territory. In connection with such proceeding, the participants filed a formal Offer of Settlement that was accepted by FERC in January 1999. Under the Offer of Settlement Virginia Power agreed that it would not make wholesale power sales under its Market-Based Sales Tariff to loads located within its service territory. This settlement did not preclude Virginia Power from requesting FERC authorization of such sales in the future, but until such authorization has been granted by FERC, agreements by Virginia Power to sell wholesale power to loads located within its service territory are to be at cost-based rates accepted by FERC.
      During 1998, sales to wholesale customers under requirements contracts represented approximately 4% of Virginia Power's total revenues from electric sales. Since FERC issued its Order 888 requiring open access to transmission service, Virginia Power has faced increased competitive pressures on sales to wholesale customers served under requirements contracts. In response, Virginia Power has renegotiated long-term contracts with wholesale customers. Virginia Power has implemented a new arrangement with its largest wholesale customer that provides for a transition from cost-based rates to market-based rates. The reduced rates, offset in part by other revenues which may be earned under the agreement, are expected to decrease net income by approximately $21 million during the period 1999 through 2005.
      As a result of the increased competitive pressures on sales to wholesale customers, Virginia Power is reevaluating the recoverability of regulatory assets previously assigned to its wholesale customers from such customers or by reallocation to its retail customers. Based on the principles included in the settlement of Virginia Power's Virginia rate proceedings in 1998 and the restructuring legislation now before the Virginia General Assembly, recovery of these costs from Virginia Power's Virginia retail customers would be unlikely. Furthermore, although future federal legislation may ultimately address the restructuring of the electric utility industry, Virginia Power does not believe it would provide for the recovery of regulatory assets from its wholesale customers. See "Competition--SFAS No. 71."

   Competition--Retail

   Currently, Virginia Power has the exclusive right to provide electricity at retail within its assigned service territories in Virginia and North Carolina. As a result, Virginia Power now faces competition for retail sales only if certain of its business customers move into another utility service territory, use other energy sources instead of electric power, or generate their own electricity.

     However, the 1998 Virginia General Assembly passed House Bill No. 1172 (HB1172) which established the principles and a schedule for Virginia's transition to retail competition in the electric utility industry. The new law, which became effective on July 1, 1998, requires the following:
   o establishment of one or more independent system operators (ISO) and one or more regional power exchanges (RPX) for Virginia by January 1, 2001;
   o   deregulation of generating facilities beginning January 1, 2002;
   o transition to retail competition to begin on January 1, 2002, with full retail competition to be completed on January 1, 2004;
   o   recovery of just and reasonable net stranded costs; and
   o appropriate consumer safeguards related to stranded costs and consideration of stranded benefits.
      This legislation established a timeline for deregulation of retail electric service but left the details regarding implementation to future enabling legislation. Such legislation is now under consideration by the Virginia General Assembly. See "Competition--Legislative Initiatives" below.
      North Carolina is also considering implementing retail competition.

   Competition--Legislative Initiatives

   Virginia Virginia Power actively supported HB1172 during the 1998 General Assembly session and currently supports the comprehensive restructuring legislation being considered by the 1999 General Assembly. A special joint legislative subcommittee, which has been proactively examining electric industry restructuring for the past three years, has drafted and presented a bill to the Senate for consideration during the 1999 session of the General Assembly. The major elements of the bill, which is supported by a broad coalition of consumer groups and utilities, include:
   o phase-in of retail customer choice beginning in 2002 with full retail customer choice by 2004; the schedule is to be determined by the Virginia Commission, which has the authority to accelerate or delay implementation under certain conditions; however, the phase-in of retail customer choice may not be delayed beyond January 1, 2005;
   o  no mandatory divestiture of generating assets;
   o  deregulation of generation in 2002;
   o  capped base rates from January 1, 2001 to July 1, 2007;
   o recovery of net stranded costs through capped rates or a wires charge paid by those customers opting, while capped rates are in effect, to purchase energy from a competitive supplier;
   o  consumer protection safeguards;
   o  establishment of default service beginning January 1, 2004; and
   o creation of a Legislative Transition Task Force to oversee the implementation of the statute.
      Under this proposed legislation, Virginia Power's base rates would remain unchanged until July 2007. If this legislation is enacted, the generation portion of Virginia Power's Virginia jurisdictional operations would no longer be subject to cost-based rate regulation beginning in 2002, although recovery of generation-related costs would continue to be provided through the capped rates until July 2007.
      The Senate approved this legislation in Senate Bill No. 1269 on February 9, 1999 (the Senate Bill). Whether all of the provisions of the Senate Bill will ultimately be included in enacted legislation is uncertain. Virginia Power believes passage of Virginia restructuring legislation is likely in 1999 but cannot predict what provisions would be included, if restructuring legislation is ultimately enacted. See "Competition--Exposure to Potentially Stranded Costs and Competition--SFAS No. 71."

   Federal The U. S. Congress is expected to consider federal legislation in the near future authorizing or requiring retail competition. Virginia Power cannot predict what, if any, definitive actions the Congress may take.

   North Carolina The 1997 Session of the North Carolina General Assembly created a Study Commission on the Future of Electric Service in North Carolina. The North Carolina Commission received and published comments from interested parties in May 1998. An interim report was expected in 1998 but has not yet been issued.

   Competition--Regulatory Initiatives

   The Virginia Commission has been actively interested in industry restructuring and competition, as illustrated by its establishment of several generic and utility-specific restructuring related proceedings since 1995.
      On March 20, 1998, the Virginia Commission issued an Order regarding the establishment of independent system operators (ISOs), regional power exchanges (RPXs) and retail access pilot programs. In direct response to that Order, Virginia Power filed a report on November 2, 1998, describing the details, objectives and characteristics of its proposed retail access pilot program. Virginia Power is also complying with the Order by filing reports on a regular basis on activities concerning Virginia Power's efforts to establish an ISO and RPX.
      Virginia Power's proposed retail access pilot program envisions retail customer choice being available to 24,000 customers, or about 1% of Virginia Power's retail load under the jurisdiction of the Virginia Commission. The Virginia Commission created a generic proceeding to address issues common to both electric and gas retail access pilot programs throughout the Commonwealth of Virginia. On December 3, 1998, the Virginia Commission issued an Order setting Virginia Power's retail access pilot program proposal for hearing on June 29, 1999, to consider the remaining issues and details. It is anticipated that the regulatory proceedings will take much of 1999 to complete and delivery of competitively procured electricity under Virginia Power's pilot program will not occur until mid-2000.

   Competition--Exposure to Potentially Stranded Costs

   Under traditional cost-based regulation, utilities have generally had an obligation to serve, supported by an implicit promise of the opportunity to recover prudently incurred costs. The most significant potential impact of transitioning from a regulated to a competitive environment is "stranded costs." Stranded costs are those costs incurred or commitments made by utilities under cost-based regulation that may not be reasonably expected to be recovered in a competitive market. If no recovery mechanism is provided during the transition, the financial position of a utility could be materially adversely affected.

      Virginia Power's exposure to stranded costs is comprised of the following:
   o  long-term purchased power contracts that may be above-market (see Note T);
   o costs pertaining to certain generating plants that may become uneconomic in a deregulated environment;
   o regulatory assets for items such as income tax benefits previously flowed-through to customers, deferred losses on reacquired debt and other costs (see Note E); and

   o unfunded obligations for nuclear plant decommissioning and postretirement benefits not yet recognized in the financial statements (see Notes B and P).
      As previously discussed under "Competition -- Legislative Initiatives," any recovery of potentially stranded costs from Virginia retail customers under the Senate Bill, would occur during the rate freeze period. See "Competition--SFAS No. 71." If such legislation is enacted, the extent of Virginia Power's recovery of these costs would depend on many factors, including, but not limited to, weather, sales and load growth, future power station performance and unanticipated expenses (e.g., equipment failures and storm damage).

   Competition--SFAS No. 71

   Virginia Power's financial statements reflect assets and costs under cost-based rate regulation in accordance with Statement of Financial Accounting Standards No. 71 (SFAS No. 71), "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 provides that certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets. Regulatory assets represent probable future revenue associated with certain costs that will be recovered from customers through the ratemaking process. The presence of increasing competition that limits the utility's ability to charge rates that recover its costs, or a change in the method of regulation with the same effect, could result in the discontinued applicability of SFAS No. 71.
      Rate-regulated companies are required to write off regulatory assets against earnings whenever those assets no longer meet the criteria for recognition as defined by SFAS No. 71. In addition, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires a review of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Thus, events or changes in circumstances that cause the discontinuance of SFAS No. 71, and write-off of regulatory assets, would also require a review of utility plant assets for possible impairment. If such review indicates utility plant assets are impaired, the carrying amount of the affected assets would be written down. See Note B. This would result in a loss being charged to earnings, unless recovery of the loss is provided through operations that remain regulated. It would also be appropriate to review long-term purchase commitments for potential impairment in accordance with SFAS No. 5, "Accounting for Contingencies." See Note T.
      At December 31, 1998, Virginia Power's regulated operations satisfied SFAS No. 71 requirements for continued recognition of regulatory assets. However, if the Senate Bill is enacted, the generation portion of Virginia Power's Virginia jurisdictional operations would no longer be subject to cost-based regulation beginning in 2002, although recovery of generation-related costs would continue to be provided through the capped rates until July 2007. When enacted legislation provides sufficient details about the transition to deregulation of generation, Virginia Power would discontinue the application of SFAS No. 71 for the generation portion of its Virginia jurisdictional operations and determine the amount of regulatory assets to be written off.
      In order to measure the amount of regulatory assets to be written off, Virginia Power must evaluate to what extent recovery of regulatory assets would be provided through cost-based rates. Virginia Power would not be required to write off regulatory assets for which recovery would be provided by either cost-based rates or a separate, stranded cost recovery mechanism. Emerging Issues Task Force (EITF) Issue No. 97-4, "Deregulation of the Pricing of Electricity--Issues Related to the Application of FASB Statements No. 71, 'Accounting for the Effects of Certain Types of Regulation,' and No. 101, 'Regulated Enterprises--Accounting for the Discontinuance of Application of FASB Statement No. 71' " (EITF 97-4), provides guidance about writing off regulatory assets when SFAS No. 71 is discontinued for only a portion of a utility's operations. However, until the final provisions of the Virginia legislation are known, Virginia Power believes the measurement of regulatory assets to be written off under SFAS No. 71 and EITF 97-4 is uncertain. If a write-off of regulatory assets is required, such write-off could materially affect Virginia Power's financial position and results of operations. See Note E. At the time of this report, Virginia Power believes passage of the Virginia restructuring legislation is likely in 1999, but cannot predict what provisions would be included, if restructuring legislation is ultimately enacted.
      Virginia Power believes the stable rates that would be provided until July 2007 by the Senate Bill coupled with the opportunity to pursue further reductions in Virginia Power's operating costs, would present a reasonable opportunity to recover a substantial portion of Virginia Power's potentially stranded costs. However, as discussed above, if the application of SFAS No. 71 is discontinued for any part of utility operations, Virginia Power would also perform an impairment evaluation with respect to property, plant and equipment as well as long-term power purchase commitments. The impairment assessment may be required on a disaggregated basis rather than as an aggregate portfolio. Thus, the recognition of impairments, if any, could potentially not be mitigated by other assets or contracts with estimated values in excess of respective carrying amounts or contract payments. If Virginia Power's evaluation concludes that an impairment exists, an additional loss would be charged to earnings. Because the impairment evaluation has not been completed, Virginia Power cannot estimate the amount of loss, if any, that would be recognized. However, such amount could materially affect Virginia Power's financial position and results of operations.

   Environmental Matters

   Virginia Power is subject to rising costs resulting from a steadily increasing number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations of Virginia Power. These costs have been historically recovered through the rate making process. However, see "Competition -- Legislative Initiatives" for a discussion of legislation that, if enacted, would provide a transition from cost-based to competitive pricing in Virginia.
      Virginia Power incurred expenses of $71.9 million, $70.4 million, and $71.1 million (including depreciation) during 1998, 1997, and 1996, respectively, in connection with the use of environmental protection facilities and expects these expenses to be $71.1 million in 1999. In addition, capital expenditures to limit or monitor hazardous substances were $22.2 million, $24.6 million, and $22.4 million for 1998, 1997, and 1996, respectively. The amount estimated for 1999 for these expenditures is $106.9 million.

      The Clean Air Act, as amended in 1990, requires Virginia Power to reduce its emissions of sulfur dioxide (SO2) and nitrogen oxides (NOx). NOx and SO2 are gaseous by-products of fossil fuel combustion. The Clean Air Act's SO2 reduction program is based on the issuance of a limited number of SO2 emission allowances, each of which may be used as a permit to emit one ton of SO2 into the atmosphere or may be sold to someone else. Virginia Power's compliance plans may include switching to lower sulfur coal, purchasing emission allowances and installing SO2 control equipment. In December 1998, Virginia Power initiated a capital project to install SO2 control equipment on two units at its Mt. Storm Power Station at an estimated cost of $115 million.
      Virginia Power began complying with Clean Air Act Phase I NOx limits at eight of its units in Virginia in 1997, three years earlier than otherwise required. As a result, the units will not be subject to more stringent Phase II limits until 2008.
      However, in September 1998, the Environmental Protection Agency (EPA) adopted a rule which requires 22 states, including Virginia, North Carolina and West Virginia, to reduce and cap emissions of NOx beginning in 2003. The rule allows each state to determine how to achieve the required reduction in emissions. By September 1999, each affected state must develop and submit a plan to the EPA that details how the state will achieve its emission cap. If states adopt the approach suggested by the EPA, it is probable Virginia Power will incur major capital expenditures, presently expected to be in the range of $500 million, to install additional emission control equipment. These expenditures would satisfy the Clean Air Act Phase II standards for NOx, thereby eliminating the need under existing law to make additional investment beginning in 2008 for that purpose. Virginia Power will closely monitor the development of NOx emission cap plans by the various states.
      Evaluation and planning on future projects to comply with the SO2 and NOx reduction requirements are ongoing and will be influenced by changes in the regulatory environment, availability of allowances, and emission control technology.

   Global Climate Change

   In 1993, the United Nation's Global Warming Treaty became effective. The objective of the treaty is the stabilization of greenhouse gas concentrations at a level that would prevent man-made emissions from interfering with the climate system. To further this objective, an international Protocol was formulated on December 10, 1997 in Kyoto, Japan. This Protocol calls for the United States to reduce greenhouse emissions by 7% from 1990 baseline levels by the period 2008-2012. The Protocol will not constitute a binding commitment unless submitted to and approved by the United States Senate. Emission reductions of the magnitude included in the Protocol, if adopted, would likely result in a substantial financial impact on companies that consume or produce fossil fuel-derived electric power.

   NRC Nuclear Decommissioning Rule

   Effective November 23, 1998, the Nuclear Regulatory Commission (NRC) amended its nuclear decommissioning financial assurance requirements. In particular, the NRC limited the use of the sinking fund method to only that portion of a licensee's collections for decommissioning that is recovered through either traditional cost of service rate regulation or through non-bypassable charges. The majority of Virginia Power's decommissioning collections are currently recovered through cost of service rate regulation. However, a portion of decommissioning collections are recovered through contracted rates, and Virginia Power has established a parent company guarantee to satisfy the NRC's revised requirements. Other methods are available and may be used in the future.
      Further, Virginia Power will evaluate the implications on its method of satisfying the NRC financial assurance requirements that may result from enactment of the legislation currently before the Virginia General Assembly. See "Future Issues, Competition--Legislative Initiatives."

   Dominion Energy
   One of Dominion Energy's primary goals in its oil and gas business is to sustain and increase earnings from non-tax credit oil and gas properties. Dominion Energy's operating focus is on cost structure and operating efficiencies. Dominion Energy expects to compete in regional markets by expanding its reserve base through drilling and the acquisition of oil and gas properties.
      In its foreign power businesses, Dominion Energy has commitments to add generating capacity in Peru and Bolivia. Dominion Energy may expand and acquire additional power generation in Latin America. Dominion Energy plans to consider the acquisition of controlling interests in generating assets through a selective and conservative bidding process. Dominion Energy intends to mitigate the political and economic risks in its foreign operations by setting limits on its investments in any one country and operating in areas where it believes these risks are less significant.
      Dominion Energy's future focus in its domestic power generation business is to acquire and develop additional power generation in the MAIN to Maine region. The MAIN region consists of the Mid America Interconnected Network. This network includes the range of electric utility service territories that begins in the United States upper mid west and covers an area north eastward through Maine.
      Dominion Energy's business is increasingly competitive. In its existing independent power investments, Dominion Energy intends to counter competition by focusing on cost structure, operating efficiencies and actively exercising management control. Dominion Energy expansion is planned to be in areas where it has existing gas reserves and power generation presence. The focus for potential acquisitions will be targeted at low-cost producers and utility generation divestitures.

   Dominion Capital
   The financial performance of Dominion Capital's diversified financial services business depends to a certain degree on the movement of interest rates, overall economic conditions, and increasing competition. Dominion Capital intends to manage the effect of these issues by maintaining a balanced diversified business approach, maintaining underwriting and credit quality, and focusing on specialized markets. Dominion Capital plans to grow its existing financial service business units through increased market share, developing new products and services and entering new financial markets.

   Recently Issued Accounting Standards
   In February 1998, the Financial Accounting Standards Board (FASB) issued SFASNo. 132, "Employers Disclosure about Pensions and Other Postretirement Benefits." Dominion Resources adopted SFAS No. 132 in 1998. This new standard revises employers' disclosure about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. This statement is effective for fiscal years beginning after December 15, 1997.
      In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement requires that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.
      Dominion Resources currently plans to adopt SFAS No. 133 in its 2000 financial statements. We are currently in the process of quantifying the effect of adopting SFAS No. 133 on our financial statements. Since the impact is a function of market prices and other measures of fair value, any quantification will be subject to change. The adoption of the statement could increase volatility in earnings and other comprehensive income.
      In October 1998, FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." This new statement allows residual interests retained after securitization to be classified as available for sale.
      In November 1998, the EITF reached consensus on Issue No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF 98-10). Dominion Resources will adopt EITF 98-10 in 1999. EITF 98-10 requires energy trading contracts to be recorded at fair value on the balance sheet with the changes in fair value included in earnings. The effects of the initial application of EITF 98-10 will be reported as a cumulative effect of a change in accounting principle.
      Virginia Power manages a portfolio of energy contracts which are currently recorded at fair value on the balance sheet with the changes in fair value included in earnings as required by EITF 98-10. However, we have not yet completed our review of other energy-related contracts held by Dominion Resources that could possibly be subject to EITF 98-10. Until our contract review is complete, we will not be in a position to quantify the impact of adopting EITF 98-10.

   Year 2000 Compliance
   Dominion Resources is preparing its computer systems and computer-driven equipment and devices for the year 2000. Virtually every computer operation could be affected in some way by the rollover of the two-digit year value from 99 to 00. Systems or devices that do not properly recognize date-sensitive information when the year changes to 2000 could generate erroneous data or fail. The year 2000 problem could affect traditional information systems, embedded systems and specialized computers used to control, monitor, or assist the operations of equipment. It could also affect software or computer applications that use, store, transmit or receive information involving dates.
      If not properly addressed, the year 2000 problem could result in computer and other equipment failures at the company and our suppliers and customers. Because of the extensive use of computers and embedded systems throughout our business and the businesses of our suppliers and customers, if failures occur, they could have a material impact on our business.
      Dominion Resources' objective is to be year 2000 ready. "Year 2000 ready" means that critical systems, devices, applications and business relationships have been evaluated and are expected to be suitable for continued use into and beyond the year 2000. Dominion Resources and its subsidiaries have organized formal year 2000 project teams to identify, correct or reprogram and test its systems for year 2000 readiness. These teams are addressing all critical aspects of our business, including information systems, embedded systems and external relationships with business partners. The teams are overseen by an executive who reports regularly to management and the Boards of Directors.
      Our year 2000 remediation program involves completing four major phases:
   (1) inventorying of computer systems and embedded systems that could potentially be affected by the year 2000 problem; (2) screening to determine date sensitivity within the inventoried systems; (3) impact assessment; and
   (4) remediation and testing. We have completed our internal inventory and screening process. The following tables summarize our status and projected timetable for preparing our company for year 2000.

   Percent of Critical Systems Year 2000 Ready
--------------------------------------------------------------------------------
                                    Actual              Planned
                                  12/31/98       7/31/99       10/31/99
   Virginia Power                    93            99             99*
   Dominion Resources                10           100            100
   Dominion Energy                   45            73            100
   Dominion Capital                  85           100            100
--------------------------------------------------------------------------------

   *100% planned to be ready before 12/31/99

   In addition to these internal efforts, Dominion Resources is assessing the state of readiness of its critical suppliers and service providers. We have implemented initiatives to prevent future procurement of non-year 2000 compliant technology. Additionally, Virginia Power is participating in industry groups and sharing information with other utilities to ensure continuity of service to its customers. Dominion Energy's representatives are making inquiries of appropriate authorities in countries where the transmission network used for delivery of energy is operated by the local government. Virginia Power is also meeting with the nonutility power producers that supply it with energy under power purchase contracts to share information about year 2000 readiness.
      Based on our efforts to date, we expect year 2000 costs to be within the range of $35 million to $45 million dollars, of which $12.8 million (including $10.8 million for Virginia Power) has been expended to date. Of this amount, $30 million to $40 million is for Virginia Power. Year 2000 costs at our other subsidiaries are not expected to be material. These ranges are a function of Dominion Resources' ongoing evaluation as to whether certain systems and equipment will be corrected or replaced, which is dependent on information which is still being obtained from suppliers and other external sources. The current projection is a downward revision of an earlier one of $45 million to $55 million which is due in part to completion of the assessment phase at Virginia Power, progress made on remediation and testing, and an increase in information from significant external relationships.
      Maintenance and modification costs will be expensed as incurred, while the costs of new software and hardware will be capitalized and amortized over the asset's useful life. These costs do not include capital expenditures for major information systems (hardware and software) that were initiated for normal business reasons without regard to year 2000 issues.
      Of primary importance to Dominion Resources' energy businesses is the reliability of the transmission network for delivery of energy to its customers. This reliability is achieved by participation of many utilities in the supply to, and control of, their individually owned portions of the network. Failure of an individual utility to successfully manage its transmission network could affect this reliability which could have a material adverse affect on the total operations of Dominion Resources.
      Congress has directed the Department of Energy (DOE) to ascertain the readiness of all electric utilities for year 2000. The DOE is working with the North American Reliability Council (NERC) to coordinate and monitor year 2000 activities of the electric utility industry to ensure continued supply of energy to all customers. NERC is comprised of ten regional councils whose members represent the major bulk power suppliers of the electric industry. Virginia Power is actively participating with other NERC members, including its local council, the Southeastern Electric Reliability Council (SERC).
      Dominion Resources is also in the process of contingency planning to ensure continuous operation of its businesses. Contingency planning involves an ongoing evaluation of our internal efforts as well as the efforts of critical third-parties to successfully address the year 2000 issue. Virginia Power is on schedule to complete its contingency planning by June 30, 1999. Dominion Resources intends to have all contingency plans identified and tested prior to year-end 1999. Virginia Power and the U.S. electric utility industry already have extensive contingency plans in place for many events such as extreme heat, storms and equipment failures. Its year 2000 contingency planning is an extension of these existing plans. It is also coordinating with SERC and NERC and will participate in at least two nationwide drills planned for 1999.
      As part of its year 2000 process, Dominion Resources must consider and evaluate the most reasonably likely worst case scenarios and their impact on continuous operations of its businesses. Based on our preliminary evaluations, which include SERC and NERC efforts to date, the most reasonably likely worst case scenarios could include:
   o minor variations in voltage or frequency with no significant effect on electric service;
   o temporary loss of a portion of generation capacity including possibly non-utility generation; however, such loss is not expected to be sufficient to adversely affect electric supplies;
   o temporary loss of some telecommunications functionality and other services with no impact expected on electric service; and
   o temporary loss of a small portion of commercial and industrial customer loads.
      Dominion Resources cannot estimate or predict the potential adverse consequences, if any, that could result from a third party's failure to effectively address the year 2000 issue, but believes that any impact would be short-term in nature and would not have a material adverse impact on results of operations. Based on Dominion Resources' and industry analyses to date, we do not believe the most reasonably likely worst case scenarios identified above, if they were to occur, would have a material adverse affect on Dominion Resources' businesses or results of operations.

   Market Rate Sensitive Instruments and Risk Management
   Dominion Resources is exposed to market risk because it utilizes financial instruments, derivative financial instruments and derivative commodity instruments. The market risks inherent in these instruments are represented by the potential loss due to adverse changes in commodity prices, equity security prices, interest rates and foreign currency exchange rates as described below. Interest rate risk generally is related to Dominion Resources and its subsidiaries' outstanding debt as well as their commercial, consumer, and mortgage lending activities. Currency risk exists principally through Dominion Energy's investment in Canada and some debt denominated in European currencies associated with Dominion Energy's investment in South America. Dominion Resources is exposed to equity price risk through various portfolios of equity securities. Commodity price risk is experienced in Dominion Resources' subsidiaries Dominion Energy and Virginia Power. They are exposed to effects of market shifts in the sales prices they receive and pay for natural gas and electricity.
      For the current annual report, Dominion Resources has utilized the Sensitivity Analysis methodology to disclose the quantitative information for the interest rate, commodity price and foreign exchange risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values, or cash flows from market risk sensitive instruments over a selected time period due to one or more hypothetical changes in interest rates, foreign currency exchange rates, commodity prices, or other similar price changes. The Tabular Presentation methodology continues to be used to disclose equity price market risk in 1998. Tabular presentation of summarized information requires disclosure of key terms and information for market risk sensitive instruments.
      In the 1997 Annual Report, Dominion Resources adopted the Tabular Presentation methodology to disclose quantitative information concerning interest rate risk (non-trading), foreign exchange risk and equity price risk activities. In 1998, the change was made to Sensitivity Analysis because we believe it will better assist the reader in understanding the exposure Dominion Resources has to various market risks. Commodity price risk related to non-trading activities was considered immaterial in 1997. Consequently, its effect was not disclosed in the 1997 Annual Report. In 1997, Dominion Resources used the Sensitivity Analysis method to disclose quantitative information regarding interest rate risk in trading activities.

   Interest Rate Risk Non-Trading Activities
   Dominion Resources manages its interest rate risk exposure by maintaining a mix of fixed and variable rate debt. In addition, Dominion Resources enters into interest rate sensitive derivatives. Examples of these derivatives are swaps, forwards and futures contracts.
      If interest rates in 1999 are 10% higher than the rates reported at the end of 1998, Dominion Resources' interest expense, after considering the effects of the derivative financial instruments would increase by approximately $10 million before considering the effect of income taxes. If the same situation had occurred in the previous year, Dominion Resources' interest expense after considering the effects of the swap, forward and futures agreements would have increased by approximately $25 million prior to the effect of income taxes. This amount has been determined by considering the impact of the hypothetical interest rates on Dominion Resources' financial instruments.

      Dominion Capital, through its indirectly owned subsidiary Saxon Mortgage, Inc., retains ownership in the residual classes of the asset-backed securities utilized to sell home equity loans originated and purchased by Saxon Mortgage. At December 31, 1998, these assets are classified as available for sale securities on the balance sheet and total $266.1 million.
      The residual securities represent the net present value of the excess of the interest payments upon the underlying mortgage collateral net of interest payments to outstanding bond holders, servicing costs, over-collateralization requirements, and credit losses. Fair value of the residual is analyzed quarterly by Saxon Mortgage to determine whether prepayment experience, losses and changes in the interest rate environment have had an impact on the valuation. Expected cash flows of the underlying loans sold are reviewed based upon current economic conditions and the type of loans originated and are revised as necessary.

   Foreign Exchange Risk Activities
   Dominion Resources' exposure to foreign currency exchange rates results from debt which is denominated in a currency different from the company's functional currency, the U.S. dollar. In this situation, the company is subject to gains and losses due to the relative change in the foreign currency rate of the debt versus the U.S. dollar. This risk is mitigated by entering into contracts which are denominated or indexed to the U.S. dollar. In the past, the company has used currency swaps to minimize this exposure. As of December 31, 1998, no cross currency swaps were outstanding.
      Dominion Resources has performed sensitivity analyses to estimate its exposure to foreign-exchange market risk. If the U.S. dollar declines in value by 10% in 1999 when compared to 1998, the impact on the fair value of the foreign denominated debt would be insignificant. Comparatively, in 1998, the same percentage decline of the U.S. dollar over 1997 would have resulted in an $87 million increase in the fair value of the foreign denominated debt. The decrease in Dominion Resources foreign currency exposure in 1998 is due to the absence after July 1998 of the debt associated with East Midlands. This debt was subject to foreign currency risk in 1997.

   Commodity Price Risk Non-Trading Activities
   Dominion Energy is exposed to the impact of market fluctuations in the sales price Dominion Energy receives for its produced natural gas. To reduce price risk caused by market fluctuations, Dominion Energy generally follows a policy of hedging a portion of its natural gas sales commitments by selecting derivative commodity instruments whose historical price fluctuations correlate strongly with those of the production being hedged. Dominion Energy enters into options, swaps, and collars to mitigate a loss in revenues, should natural gas prices decline in future production periods. Dominion Energy also mitigates price risk by entering into fixed price sale agreements with physical purchasers of natural gas. The impact of a change in price on Dominion Energy's financial condition at a point in time is not necessarily representative of the effect of price movements during the year.
      When conducting sensitivity analysis of the change in the fair value of Dominion Energy's gas portfolio which would result from a hypothetical change in the future market price of natural gas, the fair value of the portfolios are determined from option pricing models which take into account the market prices of natural gas in future periods, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.
      If natural gas prices increase 10% in 1999 over their value in 1998, the change in the fair value of Dominion Energy's natural gas portfolio would be immaterial. Similarly, if a 10% change had occurred in the price of natural gas in 1998 over 1997, the change in the fair value of Dominion Energy's portfolio at December 31, 1997 would also have been immaterial.

   Commodity Price Risk Trading Activities
   As part of Virginia Power's strategy to market energy from its generation capacity and to manage related risks, it enters into contracts for the purchase and sale of energy commodities. Virginia Power manages a portfolio of derivative commodity contracts held for trading purposes. These contracts are sensitive to changes in the prices of natural gas and electricity. Virginia Power employs established policies and procedures to manage its risks associated with these price fluctuations and uses various commodity instruments, such as futures, swaps and options, to reduce risk by creating offsetting market positions. In addition, Virginia Power seeks to use its generation capacity, not needed to serve customers in its service territory, to satisfy commitments to sell energy.
      When conducting sensitivity analysis of the fair value of the portfolio, we take into account the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For exchange-for-physical contracts, basis swaps, fixed price forward contracts and options which require physical delivery of the underlying commodity, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are marked to market based on closing exchange prices.
      Virginia Power has determined a hypothetical loss by calculating a hypothetical fair value for each of its contracts assuming a 10% unfavorable change in the market prices of the related commodity and comparing it to the fair value of the contracts based on market prices at December 31, 1998 and 1997. This hypothetical 10% change in commodity prices would have resulted in a hypothetical loss of approximately $13.5 million and $2.5 million in the fair value of Virginia Power's contracts as of December 31, 1998 and 1997, respectively. The commodity contracts' sensitivity to unfavorable price changes increased in 1998 as compared to 1997 primarily due to the increased volume of contracts and associated commodities.
      The sensitivity analysis does not include the price risks associated with utility operations, including those underlying utility fuel requirements. In the normal course of business, Virginia Power also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the sensitivity analysis above.

   Equity Price Risk Activities
   Dominion Resources is subject to equity price risk due to its investment in marketable securities and trust funds. Trust funds are maintained by Virginia Power in order to fund certain nuclear decommissioning costs. Because nuclear decommissioning costs have been recovered through Virginia Power's rates, fluctuations in equity prices have not affected the earnings of Dominion Resources. See "Future Issues--NRC Nuclear Decommissioning Rule."
      The following table presents descriptions of the equity securities that are held by the company at December 31, 1998. In accordance with current accounting standards, the marketable securities are reported on the balance sheet at fair value.

--------------------------------------------------------------------------------
                                         1998              1997
                                              Fair              Fair
                                    Cost     Value    Cost     Value
   (millions)
   Trading:
     Short-term marketable
          securities                 $ 0.7     $ 0.7  $240.7    $240.7
   Other than trading:
     Marketable securities          $164.6    $169.1  $185.3    $190.8
     Nuclear decommissioning
      trust investments             $252.4    $470.3  $219.4    $360.4
--------------------------------------------------------------------------------

   Other Risk Management Factors and Matters
   Dominion Energy A significant portion of the company's operations are located in foreign countries. These investments represent primarily investments in affiliates which own energy-related production, generation and transmission facilities.
      The company is exposed to foreign currency risk and sovereignty risk with respect to these. How the company manages foreign currency risk is explained in the previous section, "Foreign Exchange Risk Activities." Sovereignty risk relates to losses due to actions initiated by foreign governments that preclude performance by the company to mitigate these losses. Dominion Energy seeks to manage this risk by limiting its exposure in any single country and by limiting its investments to those countries and regions where the company believes these risks are less significant.
      Dominion Capital Dominion Capital manages a number of risks in its operations in addition to interest rate risk as discussed above. Its lending groups are concerned with credit risks, loan loss reserves, prepayments, and oil and natural gas market fluctuations.

      Consumer credit risks are managed in the following ways:
   o  experienced management and effective underwriting policies and procedures;
   o  controlling the average loan size;
   o  geographic diversification of the portfolio;
   o compensating for risk grade by lowering loan to values and higher interest rates;
   o  servicing and quality control efforts.
      Commercial credit risks are managed in these ways:
   o  diversification of clients by geography and industry classification;
   o  primarily maintaining first position in collateralized assets;
   o underwriting by experienced professionals and effective underwriting policies and procedures; and
   o  portfolio monitoring and credit collection.
      Dominion Capital's mortgage investments are adversely impacted by increases in the rate at which home equity loans prepay. Accordingly, Dominion Capital actively manages this risk by:
   o  including prepayment penalties, when possible, as part of loan structure;
   o aggressively enforcing premium recapture provisions with sellers of mortgage loans;
   o limiting the acquisition of below market (teaser) start rates on adjustable rate mortgages to those covered by prepayment penalties; and
   o constructing prudent valuation assumptions based on historical prepayment speeds globally and within the company.

      Dominion Capital's loan loss reserves are set based on the nature of its assets and the prevailing economic outlooks affecting the sectors in which the companies operate. Reserves also reflect historical experience within the operating entities. Loss reserves are imbedded within the securitization structures and are reflected in residual values.
      The market price of natural gas assets are monitored and coverages are maintained in the underwriting structures of Dominion Capital's loan assets as well as oil and gas hedges.

   Business Opportunities
   Because our industry is rapidly changing, especially in the U.S., there are many opportunities for acquisitions of assets and business combinations. We investigate any of the opportunities we learn about that may increase shareholder value or build on our existing businesses. Any acquisitions or combinations may result in transactions involving cash, debt or equity securities, and may involve payment of a premium over book and market values. Such transactions or payments could dilute the interests of holders of common stock.


   Forward-Looking Information
   As we have pointed out earlier in this annual report, we have included certain information about the future for us and our subsidiaries. We have talked about our expectations and plans and, when we felt we were able to make reasonable predictions, tried to estimate the impact of known trends and uncertainties that our businesses are subject to. None of our statements about the future, also referred to as "forward-looking statements," are guarantees of future results or outcomes. Any statement of this type necessarily involves assumptions and uncertainties which could cause actual results or outcomes to be substantially different from those we have suggested. In many cases, the matter will be outside of our control. In addition to specific issues discussed in other parts of this report, some of the factors that could make a significant difference in the forward-looking statements we have made include: legislative and regulatory actions, both domestic and international; deregulation and increased competition in our industry; our operation of nuclear power facilities and related decommissioning costs; our acquisition or disposition of assets or facilities; outcomes in legal proceedings, including rate proceedings; changes in environmental requirements and costs of compliance; unanticipated changes in operating expenses and capital expenditures; development project delays or changes in project costs; and competition for new energy development opportunities. We are also influenced by more general economic and geographic factors such as: weather conditions and catastrophic weather related damage; political and economic risks (particularly those associated with international development and operations, including currency fluctuations); the ability of the company, its suppliers, and its customers to successfully address Year 2000 compliance issues, pricing and transportation costs of commodities; the level of market demand for energy; inflation; capital market conditions; and interest rates.
      Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Management's Discussion and Analysis of Cash Flows and Financial Condition (unaudited)



Introduction

In Management's Discussion and Analysis of Cash Flows and Financial Condition, Dominion Resources' and its subsidiaries' general financial condition and changes in financial condition are discussed by addressing the following topics:

   o what our capital expenditures were for the year 1998 and what we project them to be for the year 1999. In addition, we will disclose trends that may have a material effect on our financial condition over the next few years.

   o the sources of funds utilized to pay for the expenditures incurred during 1998 and the anticipated future capital expenditures.


   Corporate Financing Activity
   Dominion Resources funds its operations and supports the financing needs of its subsidiaries primarily through:

   o  the issuance of commercial paper, backed by lines of credit; and
   o the issuance of debt, preferred or common securities, which is facilitated by the equity plans described below and a $950 million dollar shelf registration, $675 million of which was still available to Dominion Resources as of December 31, 1998. During 1998 Dominion Resources issued approximately 6.8 million shares of common stock at a value of $267.8 million.

   The proceeds of the Dominion Resources' financing activities are provided to its subsidiaries as needed under inter-company agreements.

   Commercial Paper
   Dominion Resources' nonutility subsidiaries may finance their working capital for operations from the proceeds of Dominion Resources commercial paper sales. Dominion Resources sells its commercial paper in regional and national markets and provides the proceeds to the nonutility subsidiaries under the terms of intercompany credit agreements. At the end of 1998, Dominion Resources supported these borrowings through bank lines of credit totaling $500.8 million. The nonutility subsidiaries repay Dominion Resources through cash flows from operations and proceeds from permanent financings. Virginia Power has a commercial paper program with a limit of $500 million. The program is supported by $500 million of revolving credit facilities and is used primarily to finance working capital for operations.


   Equity Plans
   Until mid-1998, Dominion Resources has also raised additional capital from the sale of common stock through the following equity plans:

   o  Dominion Direct Investment and
   o  Employee Savings Plan.

      On July 8, 1996, the company established Dominion Direct Investment. Dominion Direct Investment continues and expands the Automatic Dividend Reinvestment and Stock Purchase Plan. Proceeds from all these equity plans were (in millions): 1998-$86.6; 1997-$176.2; and 1996-$169.7.
      In nine of the last ten years, Dominion Resources has raised over $100 million from sales through these plans. Effective August 1, 1998, management made the decision that purchases of shares required by the company's equity plans would be purchased on the open market instead of issuing new shares. Therefore, these plans are currently not a source of capital to the company. However, Dominion Resources continues to have access to capital through the Dominion Direct Investment and the Employee Savings Plans in the future.

   Sale of East Midlands--Financial Benefits
   Due to the sale of East Midlands, Dominion Resources has attained certain financial benefits. Dominion Resources received an immediate gain of $200.7 million. In addition, the sale has eliminated the need to issue an additional $400 million in Dominion Resources common stock required to complete the permanent financing for East Midlands. Finally, Dominion Resources retained $647 million in after-tax cash proceeds from the sale. The proceeds provide Dominion Resources with the financial strength and flexibility to either repurchase shares of Dominion Resources common stock or take advantage of investment opportunities. On July 20, 1998, the Dominion Resources Board of Directors authorized the repurchase of up to $650 million (approximately 8%) of Dominion Resources common stock outstanding. Since July 1998, Dominion Resources repurchased approximately 2.3 million shares at a cost of approximately $98 million. Dominion Resources plans to buy back between $100 and $200 million of common stock over the next year, depending on market conditions.


   Virginia Power

   Liquidity and Capital Resources
   Operating activities continue to be a strong source of cash flow, providing $1,094 million in 1998 compared to $1,091 million in 1997. Over the past three years, cash flow from operating activities has, on average, covered 137% of Virginia Power's total construction requirements and provided 83% of its total cash requirements. Virginia Power's remaining cash needs are met generally with proceeds from the sale of securities and short-term borrowings.
      Cash from (used in) financing activities was as follows:



                                   1998          1997           1996


   (millions)
   Issuance of long-term debt    $  270.0       $ 270.0       $   24.5
   Repayment of long-term debt     (333.5)       (311.3)        (284.1)
   Issuance (repayment) of
     short-term debt                 (4.5)        (86.2)         143.4
   Common dividend payments        (377.7)       (379.9)        (385.8)
   Other                            (52.9)        (49.2)         (48.8)
                                    -----         -----          -----


     Total                        $(498.6)      $(556.6)       $(550.8)


   Financing activities have represented a net outflow of cash in recent years as strong cash flow from operations and the absence of major construction programs have reduced Virginia Power's reliance on debt financing.
      Virginia Power has continued to take advantage of declining interest rates by issuing new debt at lower rates as higher-rate debt has matured. In 1998, $333.5 million of Virginia Power's long-term debt securities matured with an average effective rate of 8.36%. As a partial replacement for this maturing debt, Virginia Power issued $270 million of long-term debt securities during the year with an average effective rate of 6.71%.

      Virginia Power currently has three shelf registration statements effective with the Securities and Exchange Commission from which it can obtain additional debt capital: $400 million of Junior Subordinated Debentures; $375 million of Debt Securities, including First and Refunding Mortgage Bonds, Senior Notes and Senior Subordinated Notes; and $200 million of Medium-Term Notes, Series F. The remaining principal amount of debt that can be issued under these registrations totals $645 million. An additional capital resource of $100 million in preferred stock is also registered with the Securities and Exchange Commission.
      Virginia Power has a commercial paper program that is supported by two credit facilities totaling $500 million. Proceeds from the sale of commercial paper are primarily used to provide working capital. Net borrowings under the program were $221.7 million at December 31, 1998.
      Cash used in investing activities was as follows:



                                   1998          1997           1996


   (millions)
   Plant and equipment            $(450.8)      $(397.0)       $(393.8)
   Nuclear fuel                     (80.9)        (84.8)         (90.2)
   Nuclear decommissioning
     contributions                  (37.5)        (36.2)         (36.2)
   Purchase of assets                             (19.8)         (13.7)
   Other                            (12.7)         (8.3)         (12.5)
                                    -----          ----          -----

     Total                        $(581.9)      $(546.1)       $(546.4)


   Investing activities in 1998 resulted in a net cash outflow of $581.9 million, mostly due to $450.8 million of construction expenditures and $80.9 million of nuclear fuel expenditures. The construction expenditures included approximately $281.8 million for transmission and distribution projects, $80.5 million for production projects, $57.9 million for information technology projects and $30.6 million for other projects.

   Capital Requirements
   Capacity Virginia Power anticipates that kilowatt-hour sales will grow approximately 3.0% a year through 2001. In addition, Virginia Power has long-term purchase agreements which will expire on December 31, 1999. To meet these requirements, Virginia Power has developed plans to construct four 150-megawatt combustion turbines in Fauquier County, Virginia by midyear 2000 at a projected cost of $175 million to $190 million. However, on January 14, 1999, the Virginia Commission issued an Order directing Virginia Power to solicit bids from independent suppliers to determine if a lower overall cost option is available.
      Fixed Assets Virginia Power's construction and nuclear fuel expenditures during 1999, 2000 and 2001 are expected to total $802.5 million, $756.7 million and $762.7 million, respectively. Virginia Power expects 1999 construction and nuclear fuel expenditures to be met through cash flow from operations, sales of securities and short-term borrowings.
      Virginia Power also plans to install SO2 emission control equipment at two coal-fired generating units. This will require a $115 million investment over the next four years. Management believes the installation of scrubbers on these two units will provide the most cost-effective means of complying with the Clean Air Act.
      In response to a rule adopted by the EPA in September 1998, Virginia Power plans to install NOx reduction equipment at its coal-fired generating stations at an estimated capital cost of $500 million over the next five years. Whether these costs are actually incurred is dependent on the implementation plans adopted by the states in which Virginia Power operates. See "Future Issues--Environmental Matters."

   Long-Term Debt Virginia Power will require $321million to meet maturities of long-term debt in 1999, which it expects to meet with cash flow from operations and issuance of replacement debt securities. Other capital requirements will be met through a combination of sales of securities and short-term borrowings.


   Dominion Energy

   Liquidity and Capital Resources
   Dominion Energy funds its capital requirements through cash from operations, equity contributions by Dominion Resources, an intercompany credit agreement with Dominion Resources and bank revolving credit agreements.
      During 1998, cash flows from operating activities decreased by $14.8 million as compared to 1997 primarily due to a reduction in ownership of a subsidiary that occurred during the third quarter of 1997.
      Net cash provided by operating activities increased by $56.9 million in 1997, as compared to 1996, primarily due to:

   o  net income from power generation assets in Peru acquired in August 1996;
   o  generally higher natural gas prices; and
   o greater production volumes due to the acquisition of natural gas properties in the Gulf Coast area in March 1996 and in Michigan in January 1997.
      Cash from (used in) financing activities was as follows:



                                   1998          1997           1996


   (millions)
   Contribution from parent                                     $ 75.0
   Issuance of long-term debt     $ 455.4       $ 107.9          221.7
   Repayment of debt                             (212.7)          (8.9)
   Common dividend payments         (47.9)        (48.3)         (43.3)
   Issuance (repayment) of
     intercompany debt                1.2          21.9           19.7
   Other                              3.0           0.2           10.0
                                      ---           ---           ----
     Total                        $ 411.7       $(131.0)        $274.2


   During 1998, cash flows from financing activities were $411.7 million primarily due to the issuance of long-term debt to fund the acquisitions of the Kincaid Power Station and Dominion Energy Canada, Ltd. as well as to fund the expansion of EGENOR.
      Cash from (used in) investing activities was as follows:



                                   1998          1997           1996


   (millions)
   Purchase of fixed assets      $  (72.8)      $ (11.7)      $  (15.8)
   Purchase of natural gas
     properties                     (35.4)        (52.6)         (93.3)
   Purchase of electric plant       (95.7)
   Sale of business                  52.7         123.3
   Acquisition of business         (338.4)        (28.0)        (228.2)
   Other                            (25.9)        (21.2)         (16.7)
                                    -----         -----          -----
     Total                        $(515.5)     $    9.8        $(354.0)

Management's Discussion And Analysis Of Cash Flows And Financial Condition, continued


   During 1998, the major uses of cash flows used in investing activities were:

   o  the acquisition of Kincaid and Dominion Energy Canada, Ltd.;
   o  expansion of various electric plant facilities;
   o  investments in natural gas and power generation assets; offset by,
   o proceeds from the sale of Dominion Energy's interest in Texas Cogeneration Company.

   Capital Requirements
   Dominion Energy and Peoples Energy Corporation plan to develop and operate a jointly-owned electric generating peaking facility near Elwood, Illinois. The facility will have the capacity to generate 600 megawatts of natural gas-fired electric power. The plant is expected to begin operation in early June 1999. The cost of the Elwood facility is estimated at $200 million. Dominion Energy and Peoples Energy Corporation will share equally in the facility's construction costs.
      Dominion Energy's 1999 capital requirements for the Kincaid Power Station are $57.2 million. Dominion Energy will contribute $46.6 million to the project. The remaining capital requirements will be funded by cash flows from operations and existing financing.
      In response to a rule adopted by the EPA in September 1998, Dominion Energy plans to install NOx reduction equipment at its Kincaid plant at an estimated capital cost of approximately $100 million over the next 5 years. The Power Purchase Agreement between Commonwealth Edison Company and Kincaid provides that Kincaid will recover a portion of the capital expenditure through monthly reimbursement over the term of the Power Purchase Agreement. The Power Purchase Agreement also provides that Kincaid will be reimbursed for operations, maintenance and fuel costs that may be incurred as a result of NOx emission reduction regulations.


   Dominion Capital

   Liquidity and Capital Resources
   Dominion Capital funds its capital requirements through cash from operations, an intercompany credit agreement with Dominion Resources, equity contributions from Dominion Resources, bank revolving credit agreements, term loans and commercial paper programs.
      On November 3, 1998, Dominion Capital entered into a senior unsecured 364-day $400 million revolving credit agreement. The credit agreement will be used by Dominion Capital for general corporate purposes including providing liquidity to support a commercial paper program planned for 1999.
      Cash flows provided by operations for 1998 increased by $42.2 million as compared to 1997 primarily due to higher net income from financial services, liquidation of marketable equity securities, and establishment of loan loss provisions partially offset by net mortgage loan activity.
      Cash flows from operating activities increased by $188.2 million in 1997 as compared to 1996, primarily due to a decrease in the net cash outflow of mortgage loan activity for Saxon Mortgage.

      Cash from (used in) financing activities was as follows:



                                   1998          1997           1996


   (millions)
   Contribution from parent     $   118.1      $  162.0       $   85.0
   Issuance of long-term debt     3,212.0       3,910.7          104.7
   Repayment of long-term debt   (2,992.3)     (3,865.3)         (52.4)
   Common dividend payments         (54.6)        (43.1)         (30.7)
   Issuance of commercial paper,
     net                                          491.5           32.7
   Issuance (repayment) of
     intercompany debt              114.5          29.0           79.6
   Other                              0.1                         (0.4)
                                ---------      --------       ---------
     Total                      $   889.3      $  226.0         $185.8


   During 1998, cash flows from financing activities were $889.3 million, primarily due to the funding needs for loan originations during the period. Cash from (used in) investing activities was as follows:



                                   1998          1997           1996


   (millions)
   Investments in affiliates     $    1.9       $ (96.1)        $(19.5)
   Loan originations, net          (802.2)        (82.2)
   Other                           (111.8)        (65.2)         (23.9)
                                ---------      --------       ---------
     Total                        $(912.1)      $(243.5)        $(43.4)


   During 1998, cash flows used in investing activities increased chiefly because of an increase in loan originations.

   Capital Requirements
   Dominion Capital's principal focus is on growing its financial services companies. First Source Financial intends to increase its loan portfolio from $1.5 billion to approximately $1.8 billion in 1999. Saxon Mortgage plans to generate over $2.6 billion in loan originations primarily in the sub-prime credit arena during 1999. Cambrian Capital, a merchant banking enterprise for emerging independent oil and natural gas producers, plans to expand its loan portfolio to approximately $164 million in 1999. To finance these expansion plans in 1999, Dominion Capital plans to utilize approximately $100 million in new equity and intercompany debt. The remaining capital requirements will come from the reinvestment of cash from operations, harvesting capital from existing real estate and other assets, and various third party credit sources.

Notes to Consolidated Financial Statements



   Note A: Nature of Operations

   Dominion Resources is a holding company headquartered in Richmond, Virginia. Dominion Resources' principal business is Virginia Power, a regulated public utility. Virginia Power is engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square mile area in Virginia and northeastern North Carolina. It sells electricity to retail customers (including government agencies) and to wholesale customers such as rural electric cooperatives, power marketers and municipalities. The Virginia service area comprises about 65% of Virginia's total land area, but accounts for 80 percent of its population. Virginia Power engages in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas beyond the geographic limits of Virginia Power's service territory.
      Dominion Resources' subsidiary Dominion Energy is engaged in independent power production and the acquisition and sale of natural gas and oil reserves. Some of the independent power and natural gas and oil businesses are located in foreign countries. In Latin America, Dominion Energy is engaged in power generation. In Canada, Dominion Energy is engaged in natural gas exploration, production and storage. Dominion Energy's net investment in foreign operations is approximately $401.9 million.
      Dominion Capital is Dominion Resources' financial services subsidiary. Dominion Capital's primary business is financial services which includes commercial lending, merchant banking and residential mortgage lending.
      Dominion Resources' United Kingdom electricity distribution and supply company, East Midlands, was sold on July 27,1998. East Midlands provides electricity to approximately 2.3 million homes and businesses in the East Midlands region of the United Kingdom. For more information on the sale of East Midlands, see Note C.
      Effective December 31, 1998, Dominion Resources adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." Dominion Resources' management has defined Dominion Resources' segments based on product, geographic location and regulatory environment. Dominion Resources' principal business segment is Virginia Power.
      The other reportable business segments are Dominion Energy, Dominion Capital, and Dominion U.K. A description of these segments' products and services are provided above.
      A Corporate category includes the corporate costs of Dominion Resources' holding company plus intercompany eliminations.


   Note B: Significant Accounting Policies

   General The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Dominion Resources is currently exempt from regulation as a registered holding company under the Public Utility Holding Company Act of 1935.
      Accounting for the utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by federal agencies and the commissions of the states in which the utility business operates.
      The Consolidated Financial Statements include the accounts of Dominion Resources and its subsidiaries. In consolidation, all significant intercompany transactions and accounts have been eliminated.
      Operating Revenues and Income Utility revenues are recorded on the basis of services rendered, commodities delivered or contracts settled and include amounts yet to be billed to customers. At Virginia Power, revenues from trading activities include realized commodity contract revenues, net of related cost of sales, amortization of option premiums and unrealized gains and losses resulting from marking to market those commodity contracts not yet settled. Dividend income on securities owned is recognized on the ex-dividend date. Interest income is accrued on the unpaid principal balance.
      Fuel, Net At Virginia Power, fuel, net includes the cost of fossil fuel, nuclear fuel and purchased energy used to serve electric sales. It also includes the cost of purchased energy associated with power marketing sales subject to cost of service rate regulation.
      Approximately 90% of Virginia Power's rate regulated fuel costs are subject to deferral accounting. Deferral accounting provides that the difference between reasonably incurred actual expenses and the level of expenses included in current rates is deferred and matched against future revenues. Fuel, net includes the effect of this deferral accounting and may therefore show expenses that are marginally higher or lower than the actual cost of fuel consumed during the period. Investments in Affiliates Investments in common stocks of affiliates representing 20% to 50% ownership, and joint ventures and partnerships representing generally 50% or less ownership interests, are accounted for under the equity method.
      Dominion Resources also uses the equity method when accounting for its 80% investment in Corby Power Ltd. (Corby) as the company believes that Corby's governing agreements give substantive participating rights to the minority shareholder. Corby owns and operates a 350-megawatt gas-fired power station in England.
      At December 31, 1998, Corby's assets and liabilities were as follows:
   Current assets $50.3 million, Current liabilities $21.7 million, Non-current assets $275.1 million, Non-current liabilities $254.0 million. Corby had total revenues of $152.5 million and total expenses (including interest and tax) of $139.6 million for the year.
      Costs in excess of net assets acquired from equity investments are amortized over periods not to exceed 40 years. Gain on Sale of Loans Gain on sale of loans represents the present value of the difference between the interest rate received on the mortgage loans and the interest rate received by the investor in the securities after considering the effects of estimated prepayments, credit losses, costs to service the mortgage loans and non-refundable fees and premiums on loans sold. These gains on the sale of loans are recognized on the settlement date and are based on the relative fair market value of the portion sold and retained. Concurrently with recognizing such gain on sale, a corresponding asset representing interest-only strips retained at securitization is recorded on the balance sheet in an initial amount equal to the net present value of the projected cash flows. The asset recorded, which is classified as available for sale, is amortized in proportion to the income estimated to be received.

   Property, Plant and Equipment Property, plant and equipment at Virginia Power in 1998 and 1997 and East Midlands in 1997 is recorded at original cost, which includes labor, materials, services, and other indirect costs.
      The cost of acquisition, exploration and development of natural resource properties is accounted for under the successful efforts method.
      Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. In 1998, 1997 and 1996, $9.7 million, $3.5 million and $6.3 million of interest cost was capitalized, respectively.
      Major classes of property, plant and equipment and their respective balances are:


--------------------------------------------------------------------------------
   At December 31,                               1998           1997
   (millions)
   Utility:
   Production                                 $ 7,714.2      $ 7,973.9
   Transmission                                 1,421.4        1,415.7
   Distribution                                 4,682.3        6,210.7
   Other electric                                 940.4        1,199.3
   Plant under construction                       449.3          240.9
   Nuclear fuel                                   816.0          854.3
                                              ----------------------------------
     Total utility                             16,023.6       17,894.8
                                              ----------------------------------
   Nonutility:
   Natural gas properties                         710.7          521.8
   Independent power properties                 1,189.8          920.3
   Other                                          181.9          228.2
                                              ----------------------------------
     Total nonutility                           2,082.4        1,670.3
                                              ----------------------------------
   Total property, plant and equipment        $18,106.0      $19,565.1
--------------------------------------------------------------------------------

   Depreciation, Depletion and Amortization Depreciation of utility plant (other than nuclear fuel) is computed using the straight-line method based on projected useful service lives. The cost of depreciable utility plant retired and the cost of removal, less salvage, are charged to accumulated depreciation. The provision for depreciation provides for the recovery of the cost of assets and the estimated cost of removal, net of salvage, and is based on the weighted average depreciable plant using a rate of 3.2% for 1998, 1997 and 1996.
      Owned nuclear fuel is amortized on a unit-of-production basis sufficient to amortize fully, over the estimated service life, the cost of the fuel plus permanent storage and disposal costs.

                                      Surry            North Anna
--------------------------------------------------------------------------------
                                Unit 1    Unit 2     Unit 1    Unit 2
   NRC license expiration year   2012      2013       2018      2020
   (millions)
   Current cost estimate
     (1998) dollars              $410.6    $413.1     $400.5    $388.0
   External trusts balance
     at December 31, 1998         194.1     189.1      165.5     156.4
   1998 contribution to
     external trusts*              10.6      10.8        7.6       7.2
--------------------------------------------------------------------------------

   *Excludes an additional $1.3 million deposited into the trusts prior to the settlement of the Virginia rate case, which will be considered as a partial prepayment for calendar year 1999 contributions.


   When Virginia Power's nuclear units cease operations, it is obligated to decontaminate or remove radioactive contaminants so that the property will not require NRC oversight. This phase of a nuclear power plant's life cycle is termed decommissioning. While the units are operating, amounts are currently being collected from ratepayers that, when combined with investment earnings, will be used to fund this future obligation. These dollars are deposited into external trusts through which the funds are invested.
      The amount being accrued for decommissioning is equal to the amount being collected from ratepayers and is included in depreciation, depletion and amortization expense. The decommissioning collections were $36.2 million per year for the period 1996 through 1998. However, an additional $9.6 million was expensed in 1997 based on an expected increase in the decommissioning collections for 1997 as provided in Virginia Power's rate case then pending before the Virginia Commission. Since the Virginia rate case settlement did not include such an increase, the 1998 expense provision was decreased by $9.6 million. Therefore, the expense levels were $26.6 million, $45.8 million and $36.2 million in 1998, 1997 and 1996, respectively.
      Net earnings of the trusts' investments are included in Other income. In 1998, 1997 and 1996, net earnings were $17.5 million, $20.5 million and $16 million, respectively. The accretion of the decommissioning obligation is equal to the trusts' net earnings and is also recorded in Other income.
      The accumulated provision for decommissioning, which is included in accumulated depreciation, depletion and amortization in the company's Consolidated Balance Sheets, includes the accrued expense and accretion described above and any unrealized gains and losses on the trusts' investments. At December 31, 1998, the net unrealized gains were $230.5 million, which is an increase of $81million over the December 31, 1997 amount of $149.5 million. The accumulated provision for decommissioning at December 31, 1998 was $703.9 million. It was $578.7 million at December 31, 1997.
      The total estimated cost to decommission Virginia Power's four nuclear units is $1.6 billion based upon a site-specific study that was completed in 1998. The cost estimate assumes that the method of completing decommissioning activities is prompt dismantlement. This method assumes that dismantlement and other decommissioning activities will begin shortly after cessation of operations, which under current operating licenses will begin in 2012 as detailed in the table above.
      FASB is reviewing the accounting for nuclear plant decommissioning. In 1996, FASB tentatively determined that the estimated cost of decommissioning should be reported as a liability rather than as accumulated depreciation and that a substantial portion of the decommissioning obligation should be recognized earlier in the operating life of the nuclear unit. If the industry's accounting were changed to reflect FASB's tentative proposal, the annual provisions for nuclear decommissioning would also increase. During its deliberations, FASB expanded the scope of the project to include similar unavoidable obligations to perform closure and post-closure activities for other long-lived assets, including for non-nuclear power plants. Therefore, any forthcoming standard may also change industry plant depreciation practices. Any impact related to other company assets cannot be determined at this time.
      Independent power properties are depreciated using the straight-line method based on estimated useful lives ranging from 30 to 40 years. Natural gas properties are depleted using the units-of-production method.

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

   Regulatory Assets Virginia Power's financial statements reflect assets and costs in accordance with SFAS No. 71. SFAS No. 71 provides that certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets. Regulatory assets represent probable future revenue associated with certain costs that will be recovered from customers through the ratemaking process. See Notes E and T for information on Virginia Power's regulatory assets and the potential impact of legislation on continued application of SFAS No. 71.

   Foreign Currency Translation Dominion Resources translates foreign currency financial statements by adjusting balance sheet accounts using the exchange rate at the balance sheet date and income statement accounts using the average exchange rate for the year. Translation gains and losses are recorded in shareholder's equity as a component of accumulated other comprehensive income. Gains and losses resulting from the settlement of transactions in a currency other than the functional currency are reflected in income.

   Goodwill Goodwill is the excess of the cost of net assets acquired in business combinations over their fair value. It is amortized on a straight-line basis over periods ranging from 20 to 40 years. The company evaluates goodwill for impairment at least annually.

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

   Investment Securities Dominion Resources accounts for and classifies investments in equity securities that have readily determinable fair values and for all investments in debt securities based on management's intent. The investments are classified into three categories and accounted for in the following manner:
      Debt securities which are intended to be held to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities purchased and held with the intent of selling them in the current period are classified as trading securities. They are reported at fair value and unrealized gains and losses are included in earnings. Debt and equity securities that are neither held-to-maturity or trading are classified as available-for-sale securities. These are reported at fair value with unrealized gains and losses reported in shareholders' equity, as a component of accumulated other comprehensive income, net of tax.

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

      The allowance for credit losses is established through provisions for credit losses charged against income. Loans deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. At December 31, 1998 and 1997, the allowances for credit losses were $46.9 million and $17.5 million, respectively.

   Mortgage Investments In accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," mortgage investments were reclassified as available for sale as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Prior to 1998, such investments were classified as trading securities. In 1998, mortgage investments were reclassified as available for sale securities as allowed by SFAS No. 134. Changes in the fair value of the mortgage investments are reported in accumulated other comprehensive income.

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

      Derivatives and Futures-Other than Trading Dominion Resources utilizes futures and forward contracts and derivative instruments, including swaps, caps and collars, to manage exposure to fluctuations in interest rates, foreign currency exchange rates, credit risk, lease payments and natural gas and electricity prices.

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

   Derivatives and Futures-Trading The fair value method, which is used for those derivative transactions which do not qualify for settlement or deferral accounting, requires that derivatives are carried on the balance sheet at fair value with changes in that value recognized in earnings or stockholder's equity. As part of Virginia Power's strategy to market energy from its generation capacity and to manage the risks related thereto, it enters into contracts for the purchase and sale of energy commodities. Virginia Power uses the fair value method for its trading activities.
      Options, exchange-for-physical contracts, basis swaps and futures contracts are marked to market with resulting gains and losses reported in earnings. Fixed price forward contracts, initiated for trading purposes, are also marked to market with resulting gains and losses reported in earnings. For exchange-for-physical contracts, basis swaps, fixed price forward contracts, and options which require physical delivery of the underlying commodity, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are marked to market based on closing exchange prices. No commodity contracts were designated as hedges.
      Commodity contracts representing unrealized gain positions are reported as Commodity contract assets; commodity contracts representing unrealized losses are reported as Commodity contract liabilities. In addition, purchased options and options sold are reported as Commodity contract assets and Commodity contract liabilities, respectively, at estimated market value until exercise or expiration. Realized commodity contract revenues, net of related cost of sales, settlement of futures contracts, amortization of option premiums and unrealized gains and losses resulting from marking positions to market are included in Operating revenues and income--Virginia Power. Cash flows from trading activities are reported in Net Cash Flow from Operating Activities.

   Other Derivatives Dominion Resources uses total return swaps to accumulate securities for future sale into a collateralized loan obligation. Gains and losses from the settlements and sale of total return swaps are recorded as Operating revenues and income--Nonutility. Total return swaps are marked to market with the corresponding unrealized gains and losses recorded in Operating revenues and income--Nonutility. Cash flows from total return swaps are reported in Net cash flows from operating activities.

   Cash Current banking arrangements generally do not require checks to be funded until actually presented for payment. At December 31, 1998 and 1997, the company's accounts payable included the net effect of checks outstanding but not yet presented for payment of $58 million and $62.3 million, respectively.

      For purposes of the Consolidated Statements of Cash Flows, Dominion Resources considers cash and cash equivalents to include cash on hand and temporary investments purchased with a maturity of three months or less.

   Supplementary Cash Flows Information:
--------------------------------------------------------------------------------
                                       1998          1997           1996
   (millions)
   Cash paid during the year for:
   Interest (reduced for net costs
     of borrowed funds capitalized)    $474.0        $439.6         $373.0
   Federal income taxes                 182.9         190.0          169.8
   Non-cash transactions from
     investing and financing
     activities:
    Note issued in acquisition of
     business                                          18.4           47.5
   Exchange of securities                11.9          51.9           12.1
   Equity contribution for
     Wolverine acquisition                             21.4

   Reclassification Certain amounts in the 1997 and 1996 Consolidated Financial Statements have been reclassified to conform to the 1998 presentation. In addition, in the fourth quarter of 1998, Virginia Power changed the way it reports energy commodity contracts. Prior to the fourth quarter, the gross amount of revenue and expense generated from these contracts were reported in Operating revenues and income--Virginia Power and Fuel, net, respectively. In the fourth quarter, the revenue and expense are combined and reported net in Operating revenues and income--Virginia Power.


   Note C: Gain on Sale of DR Investments

   On July 27, 1998, Dominion Resources sold East Midlands to PowerGen, an electricity generator and supplier in the United Kingdom. East Midlands is principally an electricity supply and distribution company serving 2.3 million homes and businesses in the East Midlands region of the United Kingdom.
      PowerGen acquired 100% of DR Investments in a transaction valued at $3.2 billion. DR Investments is the holding company for DR Investments (UK) PLC and East Midlands. Dominion Resources recorded an after-tax gain of $200.7 million or $1.03 cents per share.
      Dominion Resources continues to retain an 80% ownership interest in the Corby Power Station located in Northamptonshire.


   Note D: Taxes

   Income before provision for income taxes, classified by source of income, before minority interests was as follows:


--------------------------------------------------------------------------------
                                   1998          1997           1996
   (millions)
   U.S.                            $397.4        $712.7         $683.5
   Non-U.S.                         471.5         (33.9)          17.5

--------------------------------------------------------------------------------
   Total                           $868.9        $678.8         $701.0
--------------------------------------------------------------------------------

   The provision for income taxes, classified by the timing and location of payment, was as follows:


--------------------------------------------------------------------------------
                                   1998          1997           1996
   (millions)
   Current
   U.S.                            $153.6        $221.9         $153.7
   State                             25.0           9.1            3.0
   Non-U.S.                         100.8          24.7            4.3
                                   ---------------------------------------------
     Total Current                  279.4         255.7          161.0
                                   ---------------------------------------------
   Deferred
   U.S.                              24.4          22.1           71.9
   State                             (3.4)          0.1            3.3
   Non-U.S.                          22.5         (28.0)
                                   ---------------------------------------------
     Total Deferred                  43.5          (5.8)          75.2
                                   ---------------------------------------------
   Amortization of deferred
     investment tax credits--net     (16.9)        (16.9)         (16.9)
                                   ---------------------------------------------
      Total Provision              $306.0        $233.0         $219.3
--------------------------------------------------------------------------------

   The components of deferred income tax expense are as follows:


--------------------------------------------------------------------------------
                                   1998          1997           1996
   (millions)
   Liberalized depreciation       $  28.2       $   4.1        $  53.8
   Indirect construction costs        5.3           4.9            3.4
   Other plant related items          0.4           5.1           12.6
   Deferred fuel                     12.0          (3.3)          19.1
   Separation costs                   4.9           6.5           (2.6)
   Mortgage-backed securities
     basis differences               20.3          24.6
   Deferred capacity                (16.6)         14.4            3.2
   Contingent claims                 14.2         (25.9)          (0.1)
   Tax rate change                   (8.3)        (16.6)
   Deferred state taxes              (3.4)          0.1            3.3
   Reacquired debt                  (18.6)         (2.1)          (2.7)
   Partnership basis differences      4.7          (2.2)           8.8
   Other, net                         0.4         (15.4)         (23.6)
                                   ---------------------------------------------
   Total                           $ 43.5       $  (5.8)       $  75.2
--------------------------------------------------------------------------------

   The statutory U.S. Federal income tax rate reconciles to the effective income tax rates as follows:


--------------------------------------------------------------------------------
                                          1998          1997           1996
   U.S. statutory rate                    35%           35%            35%
   Plant differences                       3.0           0.9            0.8
   Preferred dividends of
     Virginia Power                        1.4           1.5            1.8
   Amortization of investment
     tax credits                          (1.9)         (2.0)          (2.4)
   Nonconventional fuel credit            (2.8)         (3.0)          (3.8)
   UK windfall profits tax                              12.1
   Other--benefits and taxes related
      to foreign operations               (0.1)          3.6            0.2
   State taxes net of federal benefit      1.5           0.7            0.6
   Other, net                             (0.9)         (2.2)          (0.9)
                                   ---------------------------------------------
   Effective tax rate                     35.2%         46.6%          31.3%
--------------------------------------------------------------------------------

   The effective income tax rate includes state and foreign income taxes. The effective income tax rate was higher in 1997 due to the one-time windfall profits tax at East Midlands.

      United States Federal income taxes have not been provided on substantially all the unremitted earnings of company's subsidiaries in Argentina, Bolivia, and Peru, since it is management's practice and intent to reinvest such earnings in the foreign country. The total amount of the net unremitted foreign earnings was approximately $95 million at December 31, 1998. It is not practicable to determine the amount of U.S. income tax which would be payable if such unremitted earnings were repatriated since the tax liability depends on circumstances existing when a remittance occurs and it may be offset, at least in part, by a U.S. foreign tax credit. U.S. income taxes have been provided on the unremitted earnings of the company's subsidiaries in the United Kingdom, Canada and Belize.
      The 1998 budget of the Labour government in the United Kingdom reduced the corporate income tax rate to 30% effective April 1, 1999. Income tax expense from continuing operations for 1998 has been reduced by $8.3 million to reflect the decrease in deferred tax liabilities resulting from the 1% decrease in the corporate tax rate. The 1997 budget of the Labour government in the United Kingdom reduced the corporate income tax rate to 31% effective April 1, 1997. Income tax expense from continuing operations in 1997 has been reduced by $16.6 million to reflect the decrease in deferred tax liabilities resulting from the 2% decrease in the corporate tax rate.
      Dominion Resources' net noncurrent deferred tax liability is attributable to:


--------------------------------------------------------------------------------
                                                 1998           1997
   (millions)
   Assets:
   Deferred investment tax credits               $ 78.3         $ 84.4
   Other                                                         192.3
                                                 -------------------------------
   Total deferred income tax asset                 78.3          276.7
                                                 -------------------------------
   Liabilities:
   Depreciation method and plant
     basis differences                          1,497.9        1,924.2
   Income taxes recoverable through
     future rates                                 155.1          169.5
   Partnership basis differences                  167.8          126.4
   Other                                           50.0           75.0
                                                 -------------------------------
   Total deferred income tax liability          1,870.8        2,295.1
                                                 -------------------------------
   Net deferred income tax liability           $1,792.5       $2,018.4
--------------------------------------------------------------------------------


   Note E: Regulatory Assets

   Virginia Power's regulatory assets included the following:


--------------------------------------------------------------------------------
   At December 31,                               1998           1997
   (millions)
   Income taxes recoverable through future rates $438.8         $478.9
   Cost of decommissioning DOE uranium
     enrichment facilities                         61.8           67.6
   Deferred losses on reacquired debt, net         31.2           85.4
   Nuclear design basis documentation cost         20.9           45.9
   North Anna Unit 3 project termination costs      9.8           42.3
   Other                                           57.5          102.4
   Reserve for impairment of regulatory assets                   (65.1)
                                                 -------------------------------
   Total                                         $620.0         $757.4
--------------------------------------------------------------------------------

   Income taxes recoverable through future rates represent principally the tax effect of depreciation differences not normalized in earlier years for rate making purposes. These amounts are amortized as the related temporary differences reverse. Such amounts are net of related regulatory liabilities and $109 million associated with deferred income taxes which were established at rates in excess of the current federal rate and are subject to Internal Revenue Code normalization requirements.

      The costs of decommissioning the Department of Energy's (DOE) uranium enrichment facilities represents the unamortized portion of Virginia Power's required contributions to a fund for decommissioning and decontaminating the DOE's uranium enrichment facilities. Virginia Power is making such contributions over a 15-year period with escalation for inflation. These costs are currently being recovered in fuel rates.
      The cost of preparing detailed design documentation of Virginia Power's nuclear power stations required by the Nuclear Regulatory Commission has been deferred and is currently being recovered through rates over the life of the respective power stations.
      The construction of North Anna Unit 3 was terminated in November 1982. All retail jurisdictions have permitted recovery of the incurred costs. For Virginia and FERC jurisdictional customers, the amounts deferred are currently being amortized from the date termination costs were first includible in rates. The recovery of these costs will be completed in 1999.
      The incurred costs underlying these regulatory assets may represent expenditures by Virginia Power or may represent the recognition of liabilities that ultimately will be settled at some time in the future. Virginia Power does not earn a return on $15.4 million of regulatory assets, effectively excluded from rate base, to be recovered over various recovery periods up to 20 years, depending on the nature of the deferred costs.
      For information about the settlement of Virginia Power's Virginia rate case proceedings and its impact on regulatory assets, see Note R. Also, see Note T for the potential impact on regulatory assets that may result from legislation now being considered by the Virginia General Assembly.


   Note F: Jointly Owned Plants

   The following information relates to Virginia Power's proportionate share of jointly owned plants at December 31, 1998.


--------------------------------------------------------------------------------
                                      Bath
                                    County         North
                                    Pumped          Anna         Clover
                                   Storage         Power          Power
                                   Station       Station        Station
   Ownership interest                60.0%         88.4%          50.0%
   (millions)
   Plant in service              $1,073.1      $1,809.9         $535.6
   Accumulated depreciation         249.4         852.1           39.6
   Nuclear fuel                                   402.7
   Accumulated amortization of
     nuclear fuel                                 334.4
   Construction work in progress      0.3          72.1            2.3
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

   Note G: Short-Term Debt

   Dominion Resources and its subsidiaries have credit agreements with various expiration dates. These agreements provided for maximum borrowings of $4,627.6 million and $5,402.6 million at December 31, 1998 and 1997, respectively. At December 31, 1998 and 1997, $1,160 million and $1,907.3 million, respectively, was borrowed under such agreements and classified as long-term debt.
      Dominion Resources credit agreements supported $3.1 million and $403.4 million of Dominion Resources commercial paper at December 31, 1998 and 1997, respectively.
      Virginia Power has an established commercial paper program with a maximum borrowing capacity of $500 million which is supported by two credit facilities. One is a $300 million, five-year credit facility that expires in June 2001. The other is a $200 million credit facility that originated in June 1996 and is renewed annually. The total amount of Virginia Power's commercial paper outstanding was $221.7 million and $226.2 million at December 31, 1998 and 1997, respectively.
      A subsidiary of Dominion Capital also had $71.9 million and $85.5 million of nonrecourse commercial paper outstanding at December 31, 1998 and 1997, respectively. A total of $75 million and $385.5 million of the commercial paper was classified as long-term debt at December 31, 1998 and 1997, respectively. The commercial paper is supported by revolving credit agreements that have expiration dates extending beyond one year. Dominion Resources and its subsidiaries pay fees in lieu of compensating balances in connection with these credit agreements. A summary of short-term debt outstanding at December 31 follows:


--------------------------------------------------------------------------------
                                                               Weighted
                                               Amount           Average
                                          Outstanding     Interest Rate
   (millions, except percentages)
   1998
   Commercial paper                              $221.7            5.38%
   Term-notes                                      79.1            7.82%
                                                 ------
   Total                                         $300.8
--------------------------------------------------------------------------------
   1997
   Commercial paper                              $329.6            5.8%
   Term-notes                                      45.5            7.3%
                                                 ------
   Total                                         $375.1
--------------------------------------------------------------------------------


   Note H: Investment Securities

   Securities classified as available-for-sale as of December 31 follow:


--------------------------------------------------------------------------------
                                         Gross       Gross
   Security                         Unrealized  Unrealized   Aggregate
   Type                      Cost        Gains      Losses  Fair Value
   (millions)
   1998
   Equity                    $164.6      $11.3       $ 6.8      $169.1
   Debt                      $332.5      $ 0.4       $ 2.0      $330.9
   1997
   Equity                    $185.3      $10.9       $ 5.4      $190.8
--------------------------------------------------------------------------------

   Debt securities held at December 31, 1998 do not have stated contractual maturities because borrowers have the right to call or repay obli-gations with or without call or prepayment penalties.

      For the years ended December 31, 1998 and 1997, the proceeds from the sales of available-for-sale securities were $40.2 million and $122.2 million, respectively. The gross realized gains and losses were $3.4 million and $1.0 million for 1998 and $12.8 million and $0.5 million for 1997, respectively. The basis on which the cost of these securities was determined is specific identification. The changes in net unrealized holding gain or loss on available-for-sale securities has resulted in an increase in the separate component of shareholders equity during the years ended December 31, 1998 and 1997 of $5 million, net of tax, and $8.4 million, net of tax, respectively. The changes in net unrealized holding gain or loss on trading securities increased earnings during the years ended December 31, 1998 and 1997 by $9 million and $0.6 million, respectively.

   Note I: Fair Value of Financial Instruments

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

   Cash and Cash Equivalents The carrying amount of these items is a reasonable estimate of their fair value.




                                                                       Carrying Amount            Estimated Fair Value
------------------------------------------------------------------------------------------------------------------------
   December 31,                                                       1998           1997          1998           1997
   (millions)
   Assets:
     Cash and cash equivalents                                       $ 425.6       $  321.6       $ 425.6        $ 321.6
     Trading securities                                                  0.7          240.7           0.7          240.7
     Mortgage loans in warehouse                                       140.3           88.2         146.0           91.4
     Available-for-sale securities                                     500.0          190.8         500.0          190.8
     Loans and notes receivable                                      1,721.9          959.0       1,768.4          987.3
     Nuclear decommissioning trust funds                               705.1          569.1         705.1          569.1
   Liabilities:
     Short-term debt                                                   300.8          375.1         300.8          375.1
     Long-term debt                                                  6,719.2        8,835.7       6,970.6        9,177.1
   Preferred securities of subsidiary trusts                           385.0          385.0         430.2          387.7
   Preferred stock                                                     180.0          180.0         186.2          186.6
   Loan commitments                                                                                 761.5          675.9
   Derivatives:
     Foreign currency risk                                                                                         (26.8)
------------------------------------------------------------------------------------------------------------------------

   Investment Securities and Nuclear Decommissioning Trust Funds The estimated fair value is determined based on quoted market prices, dealer quotes, and prices obtained from independent pricing sources.

   Mortgage Loans in Warehouse The fair value of mortgage loans in warehouse is based on outstanding commitments from investors.

   Loans and Notes Receivable The carrying value approximates fair value due to the variable rate or term structure of the notes receivable.

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

   Interest Rate Swaps The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the company would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Net market value at December 31, 1998 and 1997 was immaterial.

   Futures Contracts Derivatives used as hedging instruments are off-balance sheet items marked to market with any unrealized gains or losses deferred until the related loans are securitized or sold. Net market value at December 31, 1998 and 1997 was immaterial.

   Note J: Long-Term Debt



--------------------------------------------------------------------------------
   At December 31,                                         1998           1997
   (millions)
   Virginia Power First and
     Refunding Mortgage Bonds(1):
     1988 Series A, 9.375%, due 1998                                     $ 150.0
     1992 Series F, 6.25%, due 1998                                         75.0
     1989 Series B, 8.875%, due 1999                      $ 100.0          100.0
     1993 Series C, 5.875%, due 2000                        135.0          135.0
     1993 Series E, 6.0%, due 2001                          100.0          100.0
     1992 Series E, 7.375%, due 2002                        155.0          155.0
     1993 Series F, 6.0%, due 2002                          100.0          100.0
     Various series, 6.625%-8.0%, due 2003-2007             865.0          865.0
     Various series, 5.45%-8.75%, due 2021-2025           1,144.5        1,144.5
                                                         -----------------------
   Total First and Refunding Mortgage Bonds               2,599.5        2,824.5
                                                         -----------------------
   Other long-term debt:
     Dominion Resources:
     Commercial paper(2)                                      3.1          300.0
     Virginia Power:
     Term notes, fixed interest rate, 5.73%-10%,
      due 1998-2008                                         562.6          551.1
     1998 Series A, Senior Notes, 7.15%, due 2038           150.0
     Tax exempt financings(3):
      Money market municipals, due 2007-2027(4)             488.6          488.6
      Convertible interest rate bonds, due 2022              10.0           10.0
     Dominion UK:
     Eurobonds and Senior notes, fixed rates,
      7.10%-12%, due 2002-2016                                           1,465.8
     Variable rate debt, due 1998-2007(5)                    55.6        1,532.7
                                                         -----------------------
   Total other long-term debt                             1,269.9        4,348.2
                                                         -----------------------
   Nonrecourse--nonutility:
     Dominion Resources:
     Bank loans, 9.25%, due 2008                             18.6           19.7
     Dominion Energy:
     Revolving credit agreement, due 2001(6)                290.0          255.0
     Term loan, fixed rate, 5.445%, due 1998                                15.0
     Bank loans, fixed rate, 9.70%-9.92%, due 2005          17.5            20.0
     Bank loans, 4.5%-6.64%, due 1997-2024                  45.2            45.2
     Term loan, due 2002(7)                                                  8.0
     Senior secured bonds, fixed rate, 7.33%, due 2020     265.0
     Bonds, 7.6875%-8.75%, due 2001-2003                    60.0
     Revolving credit agreement, 5.43%-5.46%, due 2002     141.6
     Other
                                                             0.6



   (continued)
--------------------------------------------------------------------------------
   At December 31,                               1998           1997
   (millions)
     Dominion Capital:
     Senior notes(8):
      Fixed rate, 6.12%, due 2000                $ 50.0         $ 50.0
      Fixed rate, 7.60%, due 2003                  46.0           46.0
     Term note, fixed rate, 12.1%, due 2006        44.8           44.6
     Line of Credit, due 1998(9)                  118.1           57.7
     Note payable, fixed rate, 6.04%, due 2002                    50.0
     Note payable, due 2002(10)                   350.0
     Commercial paper(11)                          71.9           85.5
     Term loan, fixed rate, 6.5%, due 2001         19.0           38.0
     Medium term notes, fixed rates, 4.93%-6.25%,
      due 1997-1998                                              134.0
     Term loan, fixed rates, 6.5%-11.25%, due
      1997-2001                                    10.6           13.0
     Term loan, due 2008(12)                      100.0           99.2
     Revolving credit agreement(13)                20.5            6.8
     Revolving credit agreement(14)             1,180.4          675.3

                                                --------------------------------
   Total--nonutility debt                        2,849.8        1,663.0
                                                --------------------------------
   Total debt                                   6,719.2        8,835.7
                                                --------------------------------
   Less amounts due within one year:
     First and Refunding Mortgage Bonds           100.0          225.0
     Term notes and Loans                         221.0          433.4
     Nonrecourse--nonutility                     1,302.3         955.2
                                                --------------------------------
   Total amount due within one year             1,623.3        1,613.6
                                                --------------------------------
   Less unamortized discount,
     net of premium                                25.0           26.1
                                                --------------------------------
   Total long-term debt                        $5,070.9       $7,196.0
--------------------------------------------------------------------------------

   Notes:

   (1) Substantially all of Virginia Power's property is subject to the lien of the mortgage, securing its First and Refunding Mortgage Bonds.

   (2)  See Note G to the Consolidated Financial Statements.

   (3) Certain pollution control equipment at Virginia Power's generating facilities has been pledged or conveyed to secure these financings.

   (4) Interest rates vary based on short-term tax-exempt market rates. For 1998 and 1997, the weighted average daily interest rates were 3.49% and 3.74%, respectively. Although these bonds are re-marketed within a one year period, they are classified as long-term debt because Virginia Power intends to maintain the debt, and it is supported by long-term bank commitments.

   (5) The weighted average interest rates were 7.64% and 6.68% during 1998 and 1997, respectively.

   (6) The weighted average interest rates during 1998 and 1997 were 6.01% and 6.06%, respectively.

   (7)  The weighted average interest rate during 1997 was 3.94%.

   (8) The Rincon Securities common stock owned by Dominion Capital is pledged as collateral to secure the loan.

   (9) The weighted average interest rates during 1998 and 1997 were 6.26% and 6.24%, respectively.

   (10) The weighted average interest rate during 1998 was 5.96%.

   (11) The weighted average interest rates during 1998 and 1997 were 5.21% and 5.57%, respectively.

   (12) The weighted average interest rates were 7.67% and 7.67% during 1998 and 1997, respectively.

   (13) The weighted average interest rates were 5.53% and 5.63% during 1998 and 1997, respectively.

   (14) The weighted average interest rates were 6.19% and 6.19% during 1998 and 1997, respectively.

   Maturities (including sinking fund obligations) through 2003 are as follows (in millions): 1999-$1,623.3; 2000-$339.3; 2001-$493.8; 2002-$840.4; and
   2003-$341.1.

   Note K: Common Stock

   During 1998, Dominion Resources issued 6.8 million shares of common stock valued at $267.8 million. On July 20, 1998, the Dominion Resources Board of Directors authorized the repurchase of up to $650 million (approximately 8%) of Dominion Resources common stock outstanding. Dominion Resources currently plans to buy back between $100 and $200 million of common stock over the next year, depending upon market conditions and other investment opportunities. As of December 31, 1998, Dominion Resources had repurchased approximately 2.3 million shares valued at approximately $98 million. During 1996, the company purchased on the open market and retired 136,800 shares of common stock for an aggregate price of $5.5 million. On July 8, 1996, the company established Dominion Direct Investment which continues and expands the Automatic Dividend Reinvestment and Stock Purchase Plan.

   Note L: Comprehensive Income

------------------------------------------------------------------------------------------------------------------------------------
                                                 1998                            1997                           1996

                                                  (Expense)                        (Expense)                      (Expense)
                                      Before-Tax      or    Net-of-Tax  Before-Tax     or   Net-of-Tax Before-Tax   or    Net-of-Tax
                                         Amount    Benefit    Amount      Amount    Benefit   Amount    Amount     Benefit    Amount
   (millions)
                                                                                       >
   Foreign currency translation
          adjustments                    $(11.2)             $(11.2)      $(1.5)              $(1.5)     $(9.2)              $(9.2)

                                      ----------------------------------------------------------------------------------------------
   Unrealized gains on securities:
     Unrealized holding gains arising
      during a period                      (0.3)    $(2.5)     (2.8)        7.5      $1.0       8.5        7.1     $(1.5)      5.6
     Less: reclassification adjustment
      for gains realized in net income      3.7      (0.9)      2.8
                                      ----------------------------------------------------------------------------------------------
     Net realized gains                    (4.0)     (1.6)     (5.6)        7.5       1.0       8.5        7.1      (1.5)      5.6
                                      ----------------------------------------------------------------------------------------------
   Other comprehensive income            $(15.2)    $(1.6)   $(16.8)     $  6.0      $1.0     $ 7.0      $(2.1)    $(1.5)    $(3.6)
------------------------------------------------------------------------------------------------------------------------------------

   The following schedule reflects the activity in the accumulated other comprehensive income account for the years ended December 31:

------------------------------------------------------------------------------------------------------------------------------------
                                      1998                               1997                                1996
                                                Accumulated                        Accumulated                          Accumulated
                         Foreign   Unrealized     Other      Foreign  Unrealized      Other      Foreign   Unrealized     Other
                         Currency  Gains on   Comprehensive  Currency  Gains on   Comprehensive  Currency  Gains on    Comprehensive
                          Item     Securities     Income      Items   Securities     Income       Items   Securities      Income
   (millions)
   Beginning balance       $(10.7)    $ 7.4       $ (3.3)     $ (9.2)    $(1.1)      $(10.3)                 $(6.7)      $ (6.7)
   Current period change    (11.2)     (5.6)       (16.8)       (1.5)      8.5          7.0      $(9.2)        5.6         (3.6)

                           ---------------------------------------------------------------------------------------------------------
   Ending balance          $(21.9)    $ 1.8       $(20.1)     $(10.7)    $ 7.4       $ (3.3)     $(9.2)      $(1.1)      $(10.3)
------------------------------------------------------------------------------------------------------------------------------------

   Note M: Long-Term Incentive Plan

     In 1997, Dominion Resources' Long-Term Incentive plan (LTIP) expired and was replaced with the Dominion Resources Incentive Compensation Plan (Incentive Plan). At December 31, 1998, remaining options outstanding under the LTIP totaled 2,126 shares, all of which were exercisable. No further awards will be made under the LTIP. The Incentive Plan provides for the granting of stock options, restricted stock and performance shares to employees of Dominion Resources and its affiliates. The aggregate number of shares of common stock that may be issued pursuant to the Plan is 3 million. The changes in restricted share incentives and option awards under the combined plans were as follows:

------------------------------------------------------------------------------------------------------------------------
                                                     Restricted          Weighted    Stock         Weighted       Shares
                                                         Shares     Average Price  Options    Average Price  Exercisable
   Balance at December 31, 1995                          44,930            $40.92   10,101           $29.33       10,101
------------------------------------------------------------------------------------------------------------------------
   Awards granted--1996                                   79,784            $41.76
   Exercised/distributed                                (29,433)           $41.32     (475)          $29.63
                                                     -------------------------------------------------------------------
   Balance at December 31, 1996                          95,281            $41.19    9,626           $29.32        9,626

------------------------------------------------------------------------------------------------------------------------
   Awards granted--1997                                   53,884            $35.24
   Exercised/distributed/forfeited                      (44,399)           $39.42   (4,800)          $29.25
                                                     -------------------------------------------------------------------
   Balance at December 31, 1997                         104,766            $38.88    4,826           $29.38        4,826
------------------------------------------------------------------------------------------------------------------------
   Awards granted--1998                                   75,866            $39.78
   Exercised/distributed/forfeited                      (83,162)           $38.37   (2,700)          $29.29
                                                     -------------------------------------------------------------------
   Balance at December 31, 1998                          97,470            $40.02    2,126           $29.49        2,126
------------------------------------------------------------------------------------------------------------------------

   In 1995, FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." However, the company continues to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the plan. Accordingly, no compensation expense has been recognized for stock options awarded. Had compensation cost for the company's plan been determined consistent with the methodology prescribed under SFAS No. 123 there would have been no significant impact on the company's operations for the years ended December 31, 1998 and 1997.


   Note N: Obligated Mandatorily Redeemable Preferred Securities of Dominion Resources and Virginia Power Subsidiary Trusts

   In December 1997, Dominion Resources established Dominion Resources Capital Trust I (DR Capital Trust). DR Capital Trust sold 250,000 shares of capital securities for $250 million, representing preferred beneficial interests and 97% beneficial ownership in the assets held by DR Capital Trust.
      Dominion Resources issued $257.7 million of 7.83% Junior Subordinated Debentures (Debentures) in exchange for the $250 million realized from the sale of the Capital Securities and $7.7 million of common securities of DR Capital Trust. The common securities represent the remaining 3% beneficial ownership interest in the assets held by DR Capital Trust. The Debentures constitute 100% of DR Capital Trust's assets.
      In 1995, Virginia Power established Virginia Power Capital Trust I (VP Capital Trust). VP Capital Trust sold 5,400,000 shares of preferred securities for $135 million, representing preferred beneficial interests and 97% beneficial ownership in the assets held by VP Capital Trust.
      Virginia Power issued $139.2 million of its 1995 Series A, 8.05% Junior Subordinated Notes (the Notes) in exchange for the $135 million realized from the sale of the preferred securities and $4.2 million of common securities of VP Capital Trust. The common securities represent the remaining 3% beneficial ownership interest in the assets held by VP Capital Trust. The Notes constitute 100% of VP Capital Trust's assets.


   Note O: Preferred Stock

   Dominion Resources is authorized to issue up to 20,000,000 shares of preferred stock; however, no such shares are issued and outstanding.
      Virginia Power has authorized 10,000,000 shares of preferred stock, $100 liquidation preference. Upon involuntary liquidation, dissolution or winding-up of Virginia Power, each share is entitled to receive $100 per share plus accrued dividends. Dividends are cumulative. Virginia Power preferred stock subject to mandatory redemption at December 31, 1998 was as follows:


--------------------------------------------------------------------------------
                                                             Shares
   Series                                             Outstanding(1)
   $5.58                                                400,000(2)
   $6.35                                              1,400,000(3)

--------------------------------------------------------------------------------
     Total                                            1,800,000
--------------------------------------------------------------------------------

   (1) Shares are non-callable prior to redemption.

   (2) All shares to be redeemed on 3/1/00.

   (3) All shares to be redeemed on 9/1/00.

   There were no redemptions of preferred stock during 1996 through 1998.
      At December 31, 1998, Virginia Power preferred stock not subject to mandatory redemption, $100 liquidation preference, is listed in the table below.


--------------------------------------------------------------------------------
                                           Issued and      Entitled Per
                                          Outstanding      Share Upon
   Dividend                                    Shares      Redemption
   $5.00                                      106,677         $112.50
    4.04                                       12,926          102.27
    4.20                                       14,797          102.50
    4.12                                       32,534          103.73
    4.80                                       73,206          101.00
    7.05                                      500,000          105.00(1)
    6.98                                      600,000          105.00(2)
   MMP 1/87(3)                                500,000          100.00
   MMP 6/87(3)                                750,000          100.00
   MMP 10/88(3)                               750,000          100.00
   MMP 6/89(3)                                750,000          100.00
   MMP 9/92 series A(3)                       500,000          100.00
   MMP 9/92 series B(3)                       500,000          100.00
                                          --------------------------------------
     Total                                  5,090,140
--------------------------------------------------------------------------------


   (1) Through 7/31/03 and thereafter to amounts declining in steps to $100.00 after 7/31/13.

   (2) Through 8/31/03 and thereafter to amounts declining in steps to $100.00 after 8/31/13.

   (3) Money Market Preferred (MMP) dividend rates are variable and are set every 49 days via an auction. The weighted average rates for these series in 1998, 1997, and 1996, including fees for broker/dealer agreements, were 4.6%, 4.71%, and 4.48%, respectively.

   Note P: Retirement Plan, Postretirement Benefits and Other Benefits

   In 1998 and 1997, Dominion Resources' Retirement Plan covered virtually all employees of Dominion Resources and its subsidiaries. The majority of the employees of Dominion's U.K.-based subsidiary, East Midlands Electricity were covered by a separate multi-employer plan administered on behalf of the U.K. electricity industry. The benefits are based on years of service and the employee's compensation. Dominion Resources funding policy is to contribute annually an amount that is in accordance with the provisions of the Employment Retirement Income Security Act of 1974. In 1997, the Non U.S. plan is the pension plan activity of East Midlands. East Midlands was sold in July 1998. Dominion Resources and its subsidiaries, except for U.K.-based subsidiaries, provide retiree health care and life insurance benefits through insurance companies with annual premiums based on benefits paid during the year. Retiree health benefits in the U.K. are generally provided by the state. From time to time in the past, Dominion Resources and its sub sidiaries have changed benefits. Some of these changes have reduced benefits. Under the terms of their benefit plans, the companies reserve the right to change, modify or terminate the plans.
      The components of the provision for net periodic benefit costs were as follows:


------------------------------------------------------------------------------------------------------------------------------
                                                           Pension Benefits                             Other Benefits
                                             ------------------------------------------       --------------------------------
                                                  1998                1997        1996           1998       1997        1996
------------------------------------------------------------------------------------------------------------------------------
   Year ending December 31,                    U.S.    Non U.S.     U.S.  Non U.S.
   (millions)
   Service costs                               $ 32.2   $10.4      $27.5   $22.6   $26.7         $ 12.3      $12.7       $12.3
   Interest costs                                71.3    43.8       64.2    83.0    61.1           24.3       25.4        24.2
   Actual return on plan assets                 (80.6)  (49.4)     (69.6)  (94.9)  (92.9)         (16.2)     (11.9)       (9.4)
   Amortization of transition obligation                                                           12.1       12.1        12.1
   Net amortization and deferral                 (1.2)              (0.6)           30.6           (1.2)

                                              --------------------------------------------------------------------------------
   Net periodic benefit cost                   $ 21.7   $ 4.8      $21.5   $10.7   $25.5         $ 31.3      $38.3       $39.2
------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                               Pension Benefits                            Other Benefits
                                                           --------------------------                -------------------------
                                                             1998       1997                           1998        1997
------------------------------------------------------------------------------------------------------------------------------------
   Change in plan assets                                     U.S.      U.S.      Non U.S.
   Fair value of plan assets at beginning of year           $ 966.4  $844.4    $1,161.6               $ 176.6      $133.0
   Actual return on plan assets                               149.3   136.1       195.6                  24.0        25.3
   Contributions                                               21.7    27.9        19.6                  11.2        18.3
   Benefits paid from plan assets                             (42.9)  (42.0)      (57.1)
                                                           -------------------------------------------------------------------------
   Fair value of plan assets at end of year                 1,094.5   966.4     1,319.7                 211.8       176.6
                                                           -------------------------------------------------------------------------

   Expected benefit obligation at beginning of year           945.3   852.2                             364.9       327.7
   Actuarial (gain)/loss during prior period                   (4.3)  (29.9)                            (41.9)       (1.5)
                                                           -------------------------------------------------------------------------
   Actual benefit obligation at beginning of year             941.0   822.3     1,090.2                 323.0       326.2
   Service cost                                                32.2    27.5        20.6                  12.3        12.7
   Interest cost                                               71.3    64.2        82.3                  24.3        25.4
   Benefits paid                                              (42.9)  (42.0)      (51.8)                (15.8)      (15.9)
   Actuarial (gain)/loss during the year                      124.9    73.3         9.5                  33.1        16.5
                                                           -------------------------------------------------------------------------
   Expected benefit obligation at end of year               1,126.5   945.3     1,150.8                 376.9       364.9
                                                           -------------------------------------------------------------------------

   Funded status                                              (32.0)   21.1       168.9                (165.1)     (188.3)
   Unrecognized net actuarial (gain)/loss                      66.1    15.8       (91.8)                (16.9)       (1.5)
   Unamortized prior service cost                               3.5     4.1                               0.2         0.2
   Unrecognized net transition (asset)/obligation             (15.1)  (18.5)                            169.8       181.9
                                                           -------------------------------------------------------------------------
   Prepaid (accrued) benefit costs                         $   22.5  $ 22.5      $ 77.1               $ (12.0)     $ (7.7)
------------------------------------------------------------------------------------------------------------------------------------


   Significant assumptions used in determining net periodic pension cost, the projected benefit obligation, and postretirement benefit obligations were:

-----------------------------------------------------------------------------------------------------------------------------------
                                                               Pension Benefits                             Other Benefits
                                                     --------------------------------               -------------------------------
                                                           1998            1997                      1998                   1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                       U.S.  Non U.S.  U.S.  Non U.S
   Discount rates                                     7.00%   6.75%   7.75%   6.75%                 7.00%                   7.75%
   Expected return on plan assets                     9.50%   7.00%   9.50%   7.00%                 9.00%                   9.00%
   Rate of increase for compensation income           5.00%   4.75%   5.00%   4.75%                 5.00%                   5.00%
   Medical cost trend rate                                                               5% for first year      6% for first year
                                                                                         4.75% second year        5% second  year
                                                                                         4.75% thereafter         Scaling down to
                                                                                                               4.75% beginning in
                                                                                                                    the year 2000
-----------------------------------------------------------------------------------------------------------------------------------

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

   Other Postretirement Benefits
--------------------------------------------------------------------------------
   (millions)                                   1-Percentage     1-Percentage
                                               Point Increase   Point Decrease
   Effect on total of service and interest
     cost components for 1998                     $ 5.3            $ (3.3)
   Effect on postretirement benefit obligation
     at 12/31/98                                  $42.0            $(33.8)
--------------------------------------------------------------------------------

   Virginia Power is presently recovering these costs in rates on an accrual basis in all material respects, in all jurisdictions. However, see Note T for a discussion of legislation that, if enacted, would provide the necessary details about the restructuring of the electric utility industry in Virginia. The funds collected for other postretirement benefits in rates, in excess of other postretirement benefits actually paid during the year, are contributed to external benefit trusts under Virginia Power's current funding policy.


   Note Q: Restructuring

   Virginia Power announced a program in anticipation of industry restructuring in March 1995. This program has resulted in outsourcing, decentralization, reorganization and downsizing for portions of Virginia Power's operations.
      Restructuring charges of $18.4 million and $64.9 million were recorded in 1997 and 1996, respectively. These charges included severance costs, purchased power contract restructuring and negotiated settlement costs and other costs. Virginia Power established a comprehensive involuntary severance package for salaried employees who may no longer be employed as a result of these initiatives. The package provides for severance to be paid over a period of twenty months or less. Virginia Power is recognizing the cost associated with employee terminations in accordance with EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" as management identifies the positions to be eliminated. The recognition of severance costs resulted in charges to operations of $1.8 million, $12.5 million and $49.2 million in 1998, 1997 and 1996, respectively. At December 31, 1998, management had identified 1,932 positions to be eliminated, of which 1,810 employees had been terminated and severance payments totaling $89 million had been paid. The 1998 severance costs were charged to operations and maintenance expense.


   Note R: Virginia Rates

   On June 8, 1998, Virginia Power, the Staff of the Virginia Commission, the office of the Virginia Attorney General, the Virginia Committee for Fair Utility Rates and the Apartment and Office Building Association of Metropolitan Washington joined in a proposed agreement to settle Virginia Power's outstanding base rate proceedings. The Virginia Commission approved the settlement by Order dated August 7, 1998.
      The settlement defines a new regulatory framework for Virginia Power's transition to electric competition. The major provisions of the settlement are as follows:

   o a two-phased base rate reduction: $100 million per annum beginning March 1, 1998 with one additional $50 million per annum reduction beginning March 1, 1999;
   o a base rate freeze through February 28, 2002 unless a change is necessary to protect the legitimate interests of Virginia Power, its shareholders or ratepayers;
   o an immediate, one-time refund of $150 million for the period March 1, 1997 through February 28, 1998;
   o a discontinuation of deferral accounting for purchased power capacity expenses effective February 28, 1998;
   o a write-off of a minimum of $220 million of regulatory assets in addition to normal amortization thereof during the base rate freeze period; and
   o an incentive mechanism until March 1, 2002 for earnings above the following return on equity (ROE) benchmarks: 1998 -10.5%; after 1998--30-year Treasury bond rates plus 450 basis points. For rate incentive mechanism purposes, all earnings up to the ROE benchmark would benefit Virginia Power's shareholder. Any earnings above the benchmark would be allocated one-third to Virginia Power's shareholder and two-thirds to the $220 million write-off of regulatory assets; except that all earnings above the ROE benchmark plus 270 basis points (initially 13.2%), would be allocated to the write-off of regulatory assets.
      Due to the required write-off of a minimum of $220 million of regulatory assets in addition to normal amortization thereof during the rate freeze period, Virginia Power evaluated its regulatory assets for potential impairment under SFAS No. 71. Based on the uncertainty of Virginia Power's earnings potential during the rate freeze period, management could no longer conclude that recovery of the $220 million is probable, i.e., that earnings above its authorized rate of return would be available to offset the $220 million write-off of regulatory assets. Virginia Power had previously identified reductions in operating costs of $38.4 million in 1997 and $26.7 million in 1996, which were used to establish a reserve for potential impairment of regulatory assets. Accordingly, Virginia Power charged $158.6 million to second quarter 1998 earnings, which when combined with the reserve for accelerated cost recovery accrued in 1996 and 1997, provides for the impairment of regulatory assets resulting from the settlement.


   Note S: Derivative Transactions

   Dominion Resources uses derivative financial instruments for the purposes of managing interest rate, natural gas price and foreign currency risks.

   Interest Rate Risks Saxon Mortgage, enters into forward delivery contracts, financial futures, options contracts and interest rate swap agreements for the purpose of reducing exposure to the effects of changes in interest rates on mortgage loans which the company has funded or has committed to fund as well as residual interest retained. Gains and losses on such contracts relating to mortgage loans are recognized when the loans are sold. If the counterparties to the hedging transactions are unable to perform according to the terms of the contracts, the company may incur losses upon selling the mortgage loans at prevailing prices. As of December 31, 1998 and 1997, Saxon has outstanding liabilities related to its hedging positions with certain counter parties and notional amounts of $1,298.1 million and $552.9 million, respectively. The deferred hedging losses, net, at December 31, 1998, 1997 and 1996 were immaterial.

   Other Derivatives In 1998, First Dominion entered into total return swap agreements with swap counter-parties. The notional amount of the swaps is based on the purchase price of the securities which are acquired by the swap counter-parties. At December 31, 1998, the notional amount is $756 million. The gains or losses from the sale, settlement or mark to market of the total return swaps are recorded in Other revenues and income--Nonutility in the income statement. The net amount of the adjustment to earnings due to the swap transactions was $7.9 million in 1998. Total return swap transactions require additional funding of or return of cash collateral resulting from decreases or increases in the fair market value of the swap position. Total return swap cash collateral is included in cash and cash equivalents on the balance sheet. Such cash collateral was $71.4 million at December 31, 1998.


   Note T: Commitments and Contingencies

   As the result of issues generated in the course of daily business, the company is involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies, some of which involve substantial amounts of money. Except as described below under "Virginia Power--Utility Rate Regulation," management believes that the final disposition of these proceedings will not have an adverse material effect on operations or the financial position, liquidity or results from operations of the company.

   Virginia Power
   Utility Rate Regulation The current session of the General Assembly of Virginia is scheduled to end in late February 1999. The legislators are considering proposed legislation that would establish a detailed plan to restructure the electric utility industry in Virginia. The Senate approved restructuring legislation in Senate Bill No. 1269 on February 9, 1999 (the Senate Bill). If enacted, it would provide the necessary details to implement legislation passed in 1998 which established a timeline for the transition to retail competition in Virginia. Virginia Power is actively supporting the Senate Bill. Whether all of the provisions of the Senate Bill will ultimately be included in enacted legislation is uncertain. Virginia Power currently believes passage of Virginia restructuring legislation is likely in 1999 but cannot predict what provisions would be included, if restructuring legislation is ultimately enacted. Under the Senate Bill, Virginia Power's base rates would remain unchanged until July 2007.
      If the Senate Bill is enacted, the generation portion of Virginia Power's Virginia jurisdictional operations would no longer be subject to cost-based regulation beginning in 2002, although recovery of generation-related costs would continue to be provided through the capped rates until July 2007. When enacted legislation provides sufficient details about the transition to deregulation of generation, Virginia Power would discontinue the application of SFAS No. 71 for the generation portion of its Virginia jurisdictional operations and determine the amount of regulatory assets to be written off.

      In order to measure the amount of regulatory assets to be written off, Virginia Power must evaluate to what extent recovery of regulatory assets would be provided through cost-based rates. Virginia Power would not be required to write off regulatory assets for which recovery would be provided by either cost-based rates or a separate, stranded cost recovery mechanism. Emerging Issues Task Force Issue No. 97-4, "Deregulation of the Pricing of Electricity -- Issues Related to the Application of FASB Statements No. 71, 'Accounting for the Effects of Certain Types of Regulation,' and No. 101, 'Regulated Enterprises -- Accounting for the Discontinuance of Application of FASB Statement No. 71'" (EITF 97-4), provides guidance about writing off regulatory assets when SFAS No. 71 is discontinued for only a portion of a utility's operations. However, until the final provisions of the Virginia legislation are known, Virginia Power believes the measurement of regulatory assets to be written off under SFAS 71 and EITF 97-4 is uncertain. If a write-off of regulatory assets is required, such write-off could materially affect Virginia Power's financial position and results of operations. See Note E.
      Virginia Power believes the stable rates that would be provided through July 2007 by the Senate Bill, coupled with the opportunity to pursue further reductions in Virginia Power's operating costs, would present a reasonable opportunity to recover a substantial portion of Virginia Power's potentially stranded costs. However, as discussed above, if the application of SFAS No. 71 is discontinued for any part of utility operations, Virginia Power would also perform an impairment evaluation with respect to property, plant and equipment as well as long-term power purchase commitments. See Note B and "Purchased Power Contracts" below. The impairment assessment may be required on a disaggregated basis rather than as an aggregate portfolio. Thus, the recognition of impairments, if any, could potentially not be mitigated by other assets or contracts with estimated values in excess of respective carrying amounts or contract payments. If Virginia Power's evaluation concludes that an impairment exists, an additional loss would be charged to earnings. Because the impairment evaluation has not been completed, Virginia Power cannot estimate the amount of loss, if any, that would be recognized. However, such amount could materially affect Virginia Power's financial position and results of operations.

   Construction Program Virginia Power has made substantial commitments in connection with its construction program and nuclear fuel expenditures, which are estimated to total $802.5 million for 1999. Virginia Power presently estimates that all of its 1999 construction expenditures, including nuclear fuel, will be met through cash flow from operations and through a combination of sales of securities and short-term borrowing.

   Purchased Power Contracts Virginia Power has entered into contracts for the long-term purchase of capacity and energy from other utilities, qualifying facilities and independent power producers. As of December 31, 1998, Virginia Power has 55 nonutility purchase contracts with a combined dependable summer capacity of 3,285 megawatts. The following table shows the minimum commitments as of December 31, 1998 for power purchases from utility and nonutility suppliers.

                                                    Commitments
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   (millions)                                  Capacity          Other
   1999                                         $ 836.7         $133.1
   2000                                           760.1           47.9
   2001                                           757.5           37.2
   2002                                           757.7           32.8
   2003                                           717.2           34.3
   After 2003                                   8,573.6          301.0
                                              ----------------------------------
   Total                                      $12,402.8         $586.3
   Present value of the total                 $ 5,389.7         $269.2
--------------------------------------------------------------------------------

   In addition to the commitments listed above, under some contracts, Virginia Power may purchase, at its option, additional power as needed. Purchased power expenditures, subject to cost of service rate regulation (including economy, emergency, limited-term, short-term, and long-term purchases), for the years 1998, 1997, and 1996 were $1,137 million, $1,381 million and $1,183 million, respectively.

   Fuel Purchase Commitments Virginia Power's estimated fuel purchase commitments for the next five years for system generation are as follows (millions): 1999-$328; 2000-$248; 2001-$205; 2002-$115; and 2003-$118.

   Sales of Power Virginia Power enters into agreements with other utilities and with other parties to purchase and sell capacity and energy. These agreements may cover current and future periods ("forward positions"). The volume of these transactions varies from day to day based on the market conditions, our current and anticipated load, and other factors. The combined amounts of sales and purchases range from 3,000 megawatts to 15,000 megawatts at various times during a given year. These operations are closely monitored from a risk management perspective.

   Environmental Matters Environmental costs have been historically recovered through the rate making process. However, see "Utility Rate Regulation" above for a discussion of legislation that, if enacted, would restructure the electric utility industry in Virginia. If material costs are incurred and not recovered through rates, Virginia Power's results of operations and financial position could be adversely impacted.

      The EPA has identified Virginia Power and several other entities as Potentially Responsible Parties (PRPs) at two Superfund sites located in Kentucky and Pennsylvania. The estimated future remediation costs for the sites are in the range of $61.8 million to $69.5 million. Virginia Power's proportionate share of the costs is expected to be in the range of $1.6 million to $2.2 million, based upon allocation formulas and the volume of waste shipped to the sites. As of December 31, 1998, Virginia Power had accrued a reserve of $1.7 million to meet its obligations at these two sites. Based on a financial assessment of the PRPs involved at these sites, Virginia Power has determined that it is probable that the PRPs will fully pay the costs apportioned to them.
      Virginia Power generally seeks to recover its costs associated with environmental remediation from third-party insurers. At December 31, 1998 pending claims were not recognized as an asset or offset against such obligations.
       Nuclear Insurance The Price-Anderson Act limits the public liability of an owner of a nuclear power plant to $9.7 billion for a single nuclear incident. The Price-Anderson Act Amendment of 1988 allows for an inflationary provision adjustment every five years. Virginia Power has purchased $200 million of coverage from commercial insurance pools with the remainder provided through a mandatory industry risk-sharing program. In the event of a nuclear incident at any licensed nuclear reactor in the United States, Virginia Power could be assessed up to $90.7 million (including a 3% insurance premium tax for Virginia) for each of its four licensed reactors not to exceed $10.3 million (including a 3% insurance premium tax for Virginia) per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed.
      Virginia Power's current level of property insurance coverage ($2.55 billion for North Anna and $2.4 billion for Surry) exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site, and includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first to return the reactor to and maintain it in a safe and stable condition, and second to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Virginia Power's nuclear property insurance is provided by Nuclear Electric Insurance Limited (NEIL), a mutual insurance company, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to the insurance company. The maximum assessment for the current policy period is $28.8 million. Based on the severity of the incident, the boards of directors of Virginia Power's nuclear insurers have the discretion to lower or eliminate the maximum retrospective premium assessment. For any losses that exceed the limits, or for which insurance proceeds are not available because they must first be used for stabilization and decontamination, Virginia Power has the financial responsibility.
      Virginia Power purchases insurance from NEIL to cover the cost of replacement power during the prolonged outage of a nuclear unit due to direct physical damage of the unit. Under this program, Virginia Power is subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. The current policy period's maximum assessment is $6.8 million.
      As a joint owner of the North Anna Power Station, ODEC is responsible for its proportionate share (11.6%) of the insurance premiums applicable to that station, including any retrospective premium assessments and any losses not covered by insurance.

   Dominion Resources
   On October 30, 1998, DR Group Holdings entered into a revolving credit agreement with Bayerische Landesbank Girozentrale. The total commitment and outstanding balance of the agreement is 33.5 million pounds sterling ($56.1 million). The term of the agreement is five years. This agreement replaces the short-term and five-year credit agreements with Bayerische Landesbank Girozentrale and National Westminister Bank which also totaled 33.5 million pounds sterling. Dominion Resources is guarantor to DR Group Holdings for this revolving credit agreement.

   Dominion Energy
   Subsidiaries of Dominion Energy have general partnership interests in certain of its energy ventures. These subsidiaries may be required to fund future operations of these investments, if operating cash flow is insufficient.
      Under an agreement related to the acquisition of the Kincaid Power Station, Dominion Energy's wholly-owned subsidiary, Dominion Energy Construction Company (DECCO), must make certain improvements to the facility. Dominion Energy has provided a guarantee of DECCO's financial obligations under this agreement. Also, until the improvements are completed, Dominion Energy must fund up to approximately $130 million, less cash generated, in additional equity that may be required by Kincaid Generation LLC (KGL), the owner of the Kincaid Power Station. Dominion Resources has guaranteed Dominion Energy's obligation to make such equity infusions to KGL.

   Dominion Capital
   At December 31, 1998, Dominion Capital had commitments to fund loans of approximately $761.5 million.

   Note U: Business Segments

   Business segment financial information follows for each of the three years in the period ended December 31, 1998. Corporate includes intersegment eliminations.


--------------------------------------------------------------------------------------------------------------------------
                                        Virginia       Dominion      Dominion       Dominion     Corporate          Total
                                           Power        Capital        Energy             UK    Operations   Consolidated
(millions, except total assets)

1998
Revenues                                  $4,284.6         $409.1        $383.0       $1,009.5                     $6,086.2
Interest income                                                            14.1                       $ 14.7           28.8
Interest expense                             305.7          121.1          46.8          102.4           6.7          582.7
Operating income                             685.8          210.5          89.6          141.6         (36.3)       1,091.2
Depreciation                                 536.4           25.2          90.8           75.3           6.5          734.2
Unusual items                                                                            332.3                        332.3
Equity: income                                               21.1          18.0                          2.4           41.5
      investment                                            203.3         140.3                         38.5          382.1
Income tax expense (benefit)                 157.3           30.6         (12.7)         133.1          (2.3)         306.0
Net income                                   194.1           58.7          57.1          227.2          (1.5)         535.6
Capital expenditures                         531.7            6.2         203.9           92.4           0.6          834.8
Total assets (billions)                       12.0            3.1           2.2            0.2                         17.5

1997
Revenues                                   4,663.9          295.7         332.8        1,970.1                      7,262.5
Interest income                                                             9.9            8.5           0.8           19.2
Interest expense                             304.2           91.7          34.9          189.4           7.2          627.4
Operating income                           1,014.7          157.1          71.4          246.6         (17.4)       1,472.4
Depreciation                                 584.3           17.5          85.0          131.3           1.2          819.3
Unusual items                                                                           (156.6)                      (156.6)
Equity: income                                               16.1          14.2                                        30.3
      investment                                            189.3         211.0            3.7                        404.0
Income tax expense (benefit)                 249.3           20.2         (50.6)          21.2          (7.1)         233.0
Net income                                   433.4           45.1          45.0         (109.7)        (14.6)         399.2
Capital expenditures                         481.8            7.8          64.3          234.2          17.7          805.8
Total assets (billions)                       12.0            2.1           1.6            4.4           0.1           20.2

1996
Revenues                                   4,382.0          177.5         255.6                                     4,815.1
Interest income                                                             7.4                          0.7            8.1
Interest expense                             308.4           44.5          29.9                          4.2          387.0
Operating income                             999.8           81.9          36.6                        (18.7)       1,099.6
Depreciation                                 536.4            6.8          69.9                          2.1          615.2
Unusual items
Equity: income                                               26.0           9.7                                        35.7
      investment                                            242.8         214.7                                       457.5
Income tax expense (benefit)                 240.2            8.9         (23.9)                        (5.9)         219.3
Net income                                   421.8           28.5          32.5                        (10.7)         472.1
Capital expenditures                         484.0           17.7         109.1                          1.3          612.1
Total assets (billions)                       11.8            1.1           1.6                          0.4           14.9

Geographic Areas
--------------------------------------------------------------------------------------------------
Revenues
                            -------------------------------------------------
(millions)                                     International
                            -------------------------------------------------
                                      United      Latin                       Total
Year                    Domestic     Kingdom    America      Other    International   Consolidated
1998                    $4,918.2    $1,009.5     $132.5      $26.0         $1,168.0       $6,086.2
1997                     5,129.8     1,970.1      162.6                     2,132.7        7,262.5
1996                     4,707.4                  107.7                       107.7        4,815.1


------------------------------------------------------------------------------------------------------------------
Long-Lived Assets
                            ----------------------------------------------
(billions)                                   International
                            -----------------------------------------------
                                      United        Latin                     Total
Year                    Domestic     Kingdom      America    Other    International    Consolidated
1998                       $10.6        $0.1         $0.7     $0.2             $1.0           $11.6
1997                        10.5         4.0          0.8                       4.8            15.3

Note V: Leases

Future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1998 are 1999-$28.9 million, 2000-$30.2 million, 2001-$14.2 million, 2002-$11.7 million, 2003-$10.5 million and years after 2003-$25 million. Rent on leases, which have been charged to operations expense, were $21.6 million, $20.3 million, and $18.1 million for 1998, 1997 and 1996, respectively.


Note W: Acquisitions

Dominion Energy

In February 1998, Dominion Energy completed its purchase of Kincaid Power Station from Commonwealth Edison Company of Chicago. The purchase price was $186 million and the transaction has been recorded using the purchase method of accounting.

   In April 1998, Dominion Energy purchased Archer Resources, Ltd., a natural gas and oil exploration and production company. The purchase price of Archer Resources, Ltd. was $119 million plus the assumption of debt amounting to $26 million. The transaction has been recorded using the purchase method of accounting.

Note X: Subsequent Events

Dominion Resources

On February 22, 1999, Dominion Resources announced its agreement to merge with Consolidated Natural Gas Company (CNG). The merged company will form the nation's fourth largest electric and gas utility with operations focused primarily in the East. Under the terms of the merger agreement, Dominion Resources will acquire all of the shares of CNG in exchange for approximately $6.3 billion in Dominion Resources common stock.

   The transaction is conditioned, among other things, upon:

o    approvals of shareholders of both companies;

o    opinions of counsel on the tax-free nature of the transaction;

o reports of independent accountants that the transaction will qualify as a pooling of interests for accounting purposes;

o    approvals of various federal regulatory agencies; and

o completion of regulatory processes in the states where the combined company will operate.

Closing of the transaction is expected to take place in approximately one year.

Dominion Energy

In January 1999, Dominion Energy announced that it acquired
San Juan Partners L.L.C., a natural gas investment company. The acquisition more than doubles Dominion Energy's existing production and reserves in the Rocky Mountain region and increases its total base in North America to approximately 715 billion cubic feet equivalent.

Dominion Capital

In February 1999, Dominion Capital established a $400 million commercial paper program. Borrowings from the program will be used to fund operating needs of Dominion Capital.


Note Y: Quarterly Financial and Common Stock Data
(unaudited)

The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of Dominion Resources' management for a fair statement of the results for the interim periods.

Quarterly Financial and Common Stock Data--
Unaudited

--------------------------------------------------------------------------
                                              1998           1997
(millions, except per share amounts)
Revenues and income
First Quarter                               $1,773.5       $1,850.0
Second Quarter                               1,585.1        1,633.5
Third Quarter                                1,549.4        2,040.6
Fourth Quarter                               1,178.2        1,738.4
                                            ------------------------------
Year                                        $6,086.2       $7,262.5
--------------------------------------------------------------------------
Income (loss) before provision for
income taxes and minority interests
First Quarter                               $  217.5       $  253.5
Second Quarter                                (107.9)         124.1
Third Quarter                                  665.5          152.1
Fourth Quarter                                  93.8          149.1
                                            ------------------------------
Year                                        $  868.9       $  678.8
--------------------------------------------------------------------------
Net income (loss)
First Quarter                               $  139.5       $  169.9
Second Quarter                                 (82.7)          79.1
Third Quarter                                  424.5           50.4
Fourth Quarter                                  54.3           99.8
                                            ------------------------------
Year                                        $  535.6       $  399.2
--------------------------------------------------------------------------
Earnings (loss) per share
First Quarter                                 $  0.72         $ 0.92
Second Quarter                                  (0.42)          0.43
Third Quarter                                    2.17           0.27
Fourth Quarter                                   0.28           0.53
                                             -----------------------------
Year                                           $ 2.75         $ 2.15
--------------------------------------------------------------------------
Dividends per share
First Quarter                                 $  0.645        $ 0.645
Second Quarter                                   0.645          0.645
Third Quarter                                    0.645          0.645
Fourth Quarter                                   0.645          0.645
                                             -----------------------------
Year                                         $   2.58         $ 2.58
--------------------------------------------------------------------------
Stock price range
First Quarter                         42 15/16 - 39 3/8     41 3/8 - 35 1/2
Second Quarter                         42 1/16 - 37 13/16   36 3/4 - 33 1/4
Third Quarter                         44 15/16 - 39 5/16    38 1/4 - 35 5/16
Fourth Quarter                        48 15/16 - 44 3/8     42 7/8 - 34 7/8
                                     ---------------------------------------
Year                                  48 15/16 - 37 13/16   42 7/8 - 33 1/4
----------------------------------------------------------------------------

In the second quarter of 1998, Virginia Power had an after-tax charge to net income of $201.0 million or $1.03 cents per share. The charge reflects the settlement of the rate proceedings before the Virginia Commission. For more information, see Note R. In the third quarter of 1998, Dominion Resources recorded an after-tax gain of $200.7 million or $1.03 cents per share to reflect the sale of East Midlands to PowerGen.

   In the third quarter of 1997, East Midlands recorded a liability of approximately $157 million to reflect the anticipated one-time windfall tax levied by the U.K. government. The tax was levied on regional electric companies in the United Kingdom and is based on the privatized utilities' excess profits. East Midlands paid one-half of the tax levy in December 1997.

   Certain accruals recorded in 1998 and 1997 were not ordinary, recurring adjustments. These adjustments included (1) the impact resulting from the 1998 settlement of Virginia Power's Virginia rate proceeding and (2) 1997 restructuring costs.

   Rate Refund Virginia Power recognized a $153.7 million provision for rate refund and related interest expense of $10.7 million and other taxes of $3.9 million in the second quarter of 1998 as a result of the settlement of its rate proceeding in Virginia. See Note R.

   Impairment of Regulatory Assets Virginia Power charged $158.6 million to second quarter 1998 earnings to provide for the impairment of regulatory assets resulting from the settlement of its rate proceeding in Virginia. Virginia Power accrued $2.8 million, $28.3 million and $7.3 million during the second, third and fourth quarters of 1997, respectively, to provide for impairment of regulatory assets. See Note R.

Restructuring Virginia Power expensed $6.3 million, $1.4 million and $10.7 million during the second, third and fourth quarters of 1997, respectively. See Note Q.

   Depreciation and AmortizationVirginia Power recorded adjustments of $27.6 million in the second quarter of 1998 decreasing the year-to-date provision for depreciation and decommissioning expenses to reflect terms of the settlement of its Virginia rate proceedings. See Note R.

   Charges for the rate refund and the impairment of regulatory assets, offset by the adjustments to depreciation and decommissioning expenses reduced Balance Available for Common Stock by $201 million in the second quarter of 1998. Charges to provide for impairment of regulatory assets and for restructuring expenses reduced Balance Available for Common Stock by $5.9 million, $19.3 million, and $11.7 million in the second, third, and fourth quarters of 1997, respectively.

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

   This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel, and internal audits. Management believes that during 1998 the system of internal control was adequate to accomplish the intended objectives.

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

Thos. E. Capps                      James L. Trueheart
-----------------------             ---------------------------
Thos. E. Capps                      James L. Trueheart
Chairman, President and             Senior Vice President and
Chief Executive Officer             Controller


Report of Independent Auditors

To the Shareholders and Board of Directors of Dominion Resources, Inc.
We have audited the accompanying consolidated balance sheets of Dominion Resources, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, of cash flows, shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 1998. These Consolidated Financial Statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Dominion Resources, Inc. and subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows and shareholders' equity for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Deloitte & Touche L.L.P.
----------------------------
Richmond, Virginia
February 8, 1999
(February 22, 1999 as to Note X)