Form 10-K405, Exhibit 13
period 1999-12-31
DOMINION RESOURCES INC /VA/
filed 2000-03-07
CIK 715957

                                                                      Exhibit 13

Consolidated Statements of Income

                                                                                                -----------------------------------
For The Years Ended December 31,                                                                 1999          1998           1997
(millions, except per share amounts)
Operating revenue and income:
 Domestic electric utility service                                                              $ 4,274       $ 4,013       $ 4,230
 East Midlands-electric utility service                                                                         1,010         1,970
 Other                                                                                            1,246         1,058         1,063
                                                                                                -----------------------------------
 Total                                                                                            5,520         6,081         7,263
                                                                                                -----------------------------------
Expenses:
 Fuel, net                                                                                          996           961         1,222
 Purchased power capacity, net                                                                      809           806           718
 Supply and distribution n East Midlands                                                                          655         1,466
 Impairment of regulatory assets                                                                                  159            38
 Other operation and maintenance                                                                  1,384         1,374         1,226
 Depreciation, depletion and amortization                                                           716           734           819
 Other taxes                                                                                        304           306           302
                                                                                                -----------------------------------
 Total                                                                                            4,209         4,995         5,791
                                                                                                -----------------------------------
Income from operations                                                                            1,311         1,086         1,472
                                                                                                -----------------------------------
Other income and expense:
 Gain on sale (windfall profits tax) n East Midlands                                                              332          (157)
 Other                                                                                               91            99            39
                                                                                                -----------------------------------
 Total other income and expense                                                                      91           431          (118)

                                                                                                -----------------------------------
Income before fixed charges and income taxes                                                      1,402         1,517         1,354
                                                                                                -----------------------------------
Fixed charges:
 Interest charges                                                                                   507           583           627
 Distributions n preferred securities and preferred stock                                            67            65            48
                                                                                                -----------------------------------
 Total fixed charges                                                                                574           648           675
                                                                                                -----------------------------------
Income before provision for income taxes, minority interests and extraordinary item                 828           869           679
 Provision for income taxes                                                                         259           306           233
 Minority interests                                                                                  18            27            47
                                                                                                -----------------------------------
Income before extraordinary item                                                                    551           536           399
                                                                                                -----------------------------------
Extraordinary item (net of income taxes of $197)                                                    255
                                                                                                -----------------------------------
Net income                                                                                      $   296       $   536       $   399
                                                                                                ===================================
Basic earnings per common share:
 Income before extraordinary item                                                               $  2.88       $  2.75       $  2.15
 Extraordinary item                                                                             $ (1.33)
                                                                                                -----------------------------------
 Net income                                                                                     $  1.55       $  2.75       $  2.15
                                                                                                ===================================
Diluted earnings per common share:
 Income before extraordinary item                                                               $  2.81       $  2.75       $  2.15
 Extraordinary item                                                                             $ (1.33)
                                                                                                -----------------------------------
 Net income                                                                                     $  1.48       $  2.75       $  2.15
                                                                                                ===================================
Dividends paid per common share                                                                 $  2.58       $  2.58       $  2.58
                                                                                                ===================================
Average common shares outstanding                                                                 191.4         194.9         185.2
                                                                                                ===================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheets
Assets

                                                                                                             -----------------------
At December 31,                                                                                               1999              1998
(millions)
Current assets:
 Cash and cash equivalents                                                                                   $   280         $   426
 Accounts receivable:
  Customers (less allowance for doubtful accounts of $12 in 1999 and $5 in 1998)                                 664             778
  Other                                                                                                          269             256
 Materials and supplies at average cost or less:
  Plant and general                                                                                              143             158
  Fossil fuel                                                                                                    111              95
 Mortgage loans in warehouse                                                                                     119             140
 Commodity contract assets                                                                                       362             180
 Finance receivables held for sale                                                                                15             174
 Other                                                                                                           229             252
                                                                                                             -----------------------
   Total current assets                                                                                        2,192           2,459
                                                                                                             -----------------------

Investments:
 Loans receivable, net                                                                                         2,034           1,513
 Investments in affiliates                                                                                       433             382
 Available for sale securities                                                                                   512             500
 Nuclear decommissioning trust funds                                                                             818             705
 Investments in real estate                                                                                       86              94
 Other                                                                                                           334             263
                                                                                                             -----------------------
  Total net investments                                                                                        4,217           3,457
                                                                                                             -----------------------

Property, plant and equipment                                                                                 18,646          18,106
 Less accumulated depreciation, depletion and amortization                                                     7,882           7,469
                                                                                                             -----------------------
 Net property, plant and equipment                                                                            10,764          10,637
                                                                                                             -----------------------

Deferred charges and other assets:
 Goodwill, net                                                                                                   132             150
 Regulatory assets, net                                                                                          221             620
 Other, net                                                                                                      221             194
                                                                                                             -----------------------
 Total deferred charges and other assets                                                                         574             964
                                                                                                             -----------------------
 Total assets                                                                                               $17,747         $17,517
                                                                                                             =======================

The accompanying notes are an integral part of the Consolidated Financial Statements.

Liabilities and Shareholders' Equity

                                                                                                        ---------------------------
At December 31,                                                                                           1999                 1998
(millions)
Current liabilities:
 Securities due within one year                                                                         $    536           $    443
 Short-term debt                                                                                             870                301
 Accounts payable, trade                                                                                     711                699
 Accrued interest                                                                                            121                109
 Accrued payroll                                                                                              93                 86
 Accrued taxes                                                                                                89                175
 Commodity contract liabilities                                                                              347                266
 Other                                                                                                       232                259
                                                                                                        ---------------------------
  Total current liabilities                                                                                2,999              2,338
                                                                                                        ---------------------------

Long-term debt                                                                                             6,936              6,252
                                                                                                        ---------------------------

Deferred credits and other liabilities:
 Deferred income taxes                                                                                     1,699              1,793
 Investment tax credits                                                                                      146                221
 Other                                                                                                       222                212
                                                                                                        ---------------------------
  Total deferred credits and other liabilities                                                             2,067              2,226
                                                                                                        ---------------------------
  Total liabilities                                                                                       12,002             10,816
                                                                                                        ---------------------------

Minority interest                                                                                             99                311
                                                                                                        ---------------------------
Commitments and contingencies (See Note Q)

Obligated mandatorily redeemable preferred securities of subsidiary trusts*                                  385                385
                                                                                                        ---------------------------
Preferred stock:
 Preferred stock subject to mandatory redemption                                                                                180
                                                                                                        ---------------------------
 Preferred stock not subject to mandatory redemption                                                         509                509
                                                                                                        ---------------------------
Common shareholders' equity:
 Common stock -- no par; authorized -- 500.0 shares;
   outstanding -- 186.3 shares at 1999 and
   194.5 shares at 1998                                                                                    3,561              3,933
Retained earnings                                                                                          1,190              1,387

Accumulated other comprehensive income                                                                       (15)               (20)


Other paid-in capital                                                                                         16                 16
                                                                                                        ---------------------------

  Total common shareholders' equity                                                                        4,752              5,316
                                                                                                        ---------------------------

  Total liabilities and shareholders' equity                                                            $ 17,747           $ 17,517
                                                                                                        ===========================

* As described in Note M, the 7.83% and 8.05% Junior Subordinated Notes totaling $258 million and $139 million principal amounts, respectively constitute 100% of the Trusts' assets.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

                                                       ----------------------------------------------------------------------------
                                                                                         Accumulated Other        Other
                                                           Common Stock       Retained       Comprehensive      Paid-In
                                                       Shares       Amount    Earnings              Income      Capital       Total
(millions)
Balance at January 1, 1997                               181      $ 3,472      $ 1,438             $   (10)     $    16     $ 4,916
Issuance of stock through employee and
 direct stock purchase plans                               5          176                                                       176
Other common stock activity                                2           26                                                        26
Comprehensive income                                                  399            7                                          406
Dividends and other adjustments                                      (483)                                                     (483)

                                                       -----      -------      -------             -------      -------     -------
Balance at December 31, 1997                             188      $ 3,674      $ 1,354             $    (3)     $    16     $ 5,041
                                                       ----------------------------------------------------------------------------

Issuance of stock through public offering                  7          268                                                       268
Issuance of stock through employee and
 direct stock purchase plans                               2           86                                                        86
Stock repurchase and retirement                           (2)         (99)                                                      (99)

Other common stock activity                                             4                                                         4
Comprehensive income                                                               536                 (17)                     519
Dividends and other adjustments                                                   (503)                                        (503)

                                                       -----      -------      -------             -------      -------     -------
Balance at December 31, 1998                             195      $ 3,933      $ 1,387             $   (20)     $    16     $ 5,316
                                                       ----------------------------------------------------------------------------
Stock repurchase and retirement                           (9)        (372)                                                     (372)

Comprehensive income                                                               296                   5                      301
Dividends and other adjustments                                                   (493)                                        (493)

                                                       -----      -------      -------             -------      -------     -------
Balance at December 31, 1999                             186      $ 3,561      $ 1,190             $   (15)     $    16     $ 4,752
                                                       ============================================================================



Consolidated Statements of Comprehensive Income

                                                                                                -----------------------------------
For The Years Ended December 31,                                                                 1999          1998            1997
(millions)                                                                                      -----------------------------------
Net income                                                                                      $ 296          $ 536          $ 399
Other comprehensive income, net of tax:
 Unrealized holding gains (losses) arising during a period                                        (14)            (3)             9
 Less: reclassification adjustment for gains realized in net income                                 3              3             --
(millions)                                                                                      -----------------------------------
 Unrealized gains (losses) on investment securities*                                              (17)            (6)             9
 Foreign currency translation adjustment                                                           22            (11)            (2)

(millions)                                                                                      -----------------------------------
Other comprehensive income                                                                          5            (17)             7
(millions)                                                                                      -----------------------------------
Comprehensive income                                                                            $ 301          $ 519          $ 406
(millions)                                                                                      ===================================

* Reclassification adjustments for gains (losses) realized in net income were not material in any of the periods presented.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

                                                                                              -------------------------------------
For The Years Ended December 31,                                                                1999           1998            1997
(millions)
Cash flow from (used in) operating activities:
 Net income                                                                                   $   296        $   536        $   399
 Adjustments to reconcile net income to net cash from operating activities:
  Depreciation, depletion and amortization                                                        798            814            905
  Gain on sale of East Midlands                                                                                 (332)
  Deferred income taxes                                                                            64             22             13
  Deferred fuel expense                                                                           (35)           (34)            10
  Extraordinary item, net of income taxes                                                         255
  Impairment of regulatory assets                                                                                159             38
 Changes in current assets and liabilities:
  Accounts receivable                                                                              81            (90)          (176)

  Materials and supplies                                                                           (6)           (24)            16
  Purchase and origination of mortgages                                                        (2,575)        (2,503)        (1,695)

  Proceeds from sale and principal collections of mortgages                                     2,597          2,450          1,672
  Accounts payable, trade                                                                         (24)            65            113
  Accrued interest and taxes                                                                      (48)           100            119
  Commodity contract assets and liabilities                                                       (92)            66             14
 Other                                                                                            (56)            (4)          (116)

                                                                                              -------------------------------------
Net cash flow from operating activities                                                         1,255          1,225          1,312
                                                                                              -------------------------------------
Cash flow from (used in) financing activities:
 Issuance of common stock                                                                                        354            176
 Repurchase of common stock                                                                      (372)           (99)
 Issuance of preferred securities of subsidiary trust                                                                           250
 Issuance (repayment) of short-term debt                                                          394             65           (100)

 Issuance of long-term debt                                                                     6,446          4,027          6,316
 Repayment of long-term debt                                                                   (5,790)        (4,207)        (4,376)

 Common dividend payments                                                                        (493)          (503)          (478)

 Other                                                                                            (44)           (90)            42
                                                                                              -------------------------------------
Net cash flow from (used in) financing activities                                                 141           (453)         1,830
                                                                                              -------------------------------------
Cash flow from (used in) investing activities:
 Utility capital expenditures                                                                    (737)          (624)          (649)

 Acquisition of natural gas and independent power properties                                     (157)          (131)           (53)

 Loan originations                                                                             (2,581)        (2,580)        (1,147)

 Repayments of loan originations                                                                2,238          1,778          1,065
 Purchase of East Midlands                                                                                                   (1,902)

 Sale of businesses, including East Midlands                                                      180          1,462            123
 Purchase of property, plant and equipment                                                        (67)           (80)          (124)

 Sale of marketable securities                                                                     35             70            117
 Purchase of debt securities                                                                      (53)          (120)          (138)

 Acquisitions of businesses                                                                      (167)          (338)          (145)

 Other investments                                                                               (152)           (75)           (50)

 Other                                                                                            (81)           (30)           (28)

                                                                                              -------------------------------------
Net cash flow used in investing activities                                                     (1,542)          (668)        (2,931)

                                                                                              -------------------------------------
(Decrease) increase in cash and cash equivalents                                                 (146)           104            211
Cash and cash equivalents at beginning of the year                                                426            322            111
                                                                                              -------------------------------------
Cash and cash equivalents at end of the year                                                  $   280        $   426        $   322
                                                                                              =====================================

Supplemental disclosures of cash flow information:
Cash paid during the year for:
 Interest, excluding capitalized amounts                                                      $   522        $   474        $   440
 Income taxes                                                                                     199            202            190
Non-cash transactions from investing and financing activities:
 Assumption or issuance of debt as part of acquisitions                                           260             26             18
 Note issued in sale of business                                                                                  57
 Exchange of securities                                                                                           12             52
 Equity contribution for Wolverine acquisition                                                                                   21

The accompanying notes are an integral part of the Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(unaudited)

Forward-Looking Information

We have included certain information in this annual report which contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995, including (without limitation) discussions as to expectations, beliefs, plans, objectives and future financial performance, or assumptions underlying or concerning matters discussed in this document. These discussions, and any other discussions, including certain contingency matters (and their respective cautionary statements) discussed elsewhere in this report, that are not historical facts, are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

     The business and financial condition of Dominion Resources, Inc. and its subsidiaries (Dominion or the Company) is influenced by a number of factors including political and economic risks, market demand for energy, inflation, capital market conditions, governmental policies, legislative and regulatory actions (including those of the Federal Energy Regulatory Commission [FERC], the Securities and Exchange Commission [SEC], the Environmental Protection Agency [EPA], the Department of Energy, the Nuclear Regulatory Commission, the Virginia State Corporation Commission [Virginia Commission], and the North Carolina Utilities Commission [North Carolina Commission]), industry and rate structure, and legal and administrative proceedings. Some other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements include changes in and compliance with environmental laws and policies, weather conditions and catastrophic weather-related damage, present or prospective wholesale and retail competition, competition for new energy development opportunities, pricing and transportation of commodities, operation of nuclear power facilities, acquisition and disposition of assets and facilities, effects of the merger with Consolidated Natural Gas (CNG), nuclear decommissioning costs, exposure to changes in the fair value of commodity contracts, counter-party credit risk and unanticipated changes in operating expenses and capital expenditures. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond the control of Dominion. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on Dominion.

     Any forward-looking statement speaks only as of the date on which such statement is made, and Dominion undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Introduction

In Management's Discussion and Analysis of Financial Condition and Results of Operations, we explain the general financial condition and the results of operations for Dominion. As you read this section, it will be helpful to refer to our consolidated financial statements and notes.

     At December 31, 1999, Dominion's principal subsidiaries were Virginia Electric and Power Company (Virginia Power), Dominion Energy, Inc. (DEI), and Dominion Capital, Inc. (Dominion Capital). Virginia Power, a regulated public utility, is engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square mile area in Virginia and northeastern North Carolina. Virginia Power is also engaged in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas beyond the geographic limits of its service territory. DEI is engaged in independent power production and oil and gas exploration, development and production. Dominion Capital's primary business is financial services which includes commercial lending, merchant banking, asset management and residential mortgage lending.

   In preparation for the transition to competition for electric generation in Virginia, Dominion is evaluating operating results and financial information across Virginia Power's and DEI's current business lines. Although the employees and assets involved remain with their respective legal entities, Dominion currently evaluates the operations of DEI and Virginia Power in the following business segments:

 .    generation-related operations of both Virginia Power and DEI (referred to as Dominion Energy);

 .    regulated electric transmission and distribution services (referred to as
     Dominion Delivery); and

 .    oil and gas operations of DEI (referred to as Dominion E&P).

     In addition to the business segments mentioned above, Dominion also reviews the following as business segments:

 .    the financial services of Dominion Capital;

 .    East Midlands which was sold by Dominion in mid-1998; and

 .    Corporate Operations which include: corporate costs of Dominion's holding company; Corby Power (Corby) operations; intercompany eliminations; the impact of the impairment of regulatory assets and one-time refund recorded as a result of Virginia Power's 1998 rate settlement; and the extraordinary item recorded in 1999.

     Dominion has structured its Management's Discussion and Analysis of Operations to reflect these business segments. Certain activities are currently evaluated based on existing legal entities rather than operating segments. In those cases, discussion is provided on a legal entity basis.

     Three major events occurred in 1999 which will have a significant effect on Dominion's future operations and business segments. These events are more fully described in Future Issues and include:

 .    the announcement of Dominion's merger with CNG which closed on January 28,
     2000;

 .    the enactment of law which established a detailed plan to restructure the electric industry in Virginia; and

 .    the sale of Dominion Energy's interests in Latin American power generation.

RESULTS OF
OPERATIONS

Overview

Dominion achieved earnings of $296 million in 1999 or $1.55 per average common share, compared with earnings of $536 million in 1998 or $2.75 per share. Absent the extraordinary item, earnings would have been $551 million in 1999, or $2.88 per share. Significant factors impacting earnings in 1999 and 1998 include:

 .    the write-off of generation-related assets and liabilities at Virginia
     Power in 1999;

 .    the loss recorded by Dominion Energy in 1999 related to its interests in
     Latin American power generation;

 .    the increased contribution from Dominion Energy's energy marketing business during 1999;

 .    the sale of East Midlands which resulted in a gain in 1998 and the absence of East Midlands' contribution to earnings in 1999; and

 .    the impairment of regulatory assets and one-time base rate refund resulting from the settlement of Virginia Power's 1998 Virginia jurisdictional rate proceedings.

     Earnings increased $137 million in 1998 as compared to 1997 primarily due to the gain on the sale of East Midlands in mid-1998 offset by the impact of Virginia Power's 1998 rate case settlement and the recognition of the windfall profits tax by East Midlands in 1997.

     Below we have provided a comparison of net income and earnings per share contributions by segment:

                          --------------------------------------------------------------------
Year ended December 31,          1999                    1998                      1997
                            Net                     Net                      Net
                         Income           EPS    Income           EPS     Income           EPS
(millions, except per
share amounts)
Dominion Delivery         $ 175        $ 0.91     $ 168        $ 0.86      $ 193        $ 1.04
Dominion Energy             271          1.42       262          1.35        275          1.48
Dominion E&P                 43          0.22        22          0.11         35          0.19
Dominion Capital             78          0.41        59          0.30         45          0.24
East Midlands                                        26          0.14         47          0.25
Corporate:
 Operations                 (16)        (0.08)       (1)        (0.01)       (15)        (0.08)
 Rate case settlement                              (201)        (1.03)
 Extraordinary item        (255)        (1.33)
 Impairment --
  regulatory assets                                                          (24)        (0.12)
East Midlands
 Gain on sale/
 (windfall profits tax)                             201          1.03       (157)        (0.85)
                          --------------------------------------------------------------------
 Consolidated             $ 296        $ 1.55     $ 536        $ 2.75      $ 399        $ 2.15
                          ====================================================================
Average Shares            191.4                   194.9                    185.2
                          ====================================================================

Domestic Electric Utility Service

As mentioned above, Dominion is evaluating the operating results of its domestic utility operations as two separate businesses. Although distinct discussions are presented for these businesses below, this section provides a general discussion of factors that affect both the utility operations of Dominion Energy and the regulated transmission and distribution business of Dominion Delivery.

Revenue

Domestic electric utility service revenue for fiscal years 1999, 1998, and 1997 were allocated to the utility operations of Dominion Energy and Dominion Delivery businesses as follows:

                                        ---------------------------------------
Year ended December 31,                      1999           1998           1997
(millions)
Revenue:
 Dominion Energy                           $3,129         $3,075         $3,150
 Dominion Delivery                          1,148          1,092          1,080
 Corporate Operations                          (3)          (154)
                                        ---------------------------------------
   Total revenue                           $4,274         $4,013         $4,230
                                        =======================================

See Note R for discussion of the nature of items in this caption.

   The following factors contributed to the increase in domestic electric utility service revenue in 1999 as compared to 1998 and the decrease in 1998 as compared to 1997:

                                               --------------------------------
(millions)                                       1999 vs. 1998    1998 vs. 1997
Increase (decrease) due to:
 Customer growth                                          $ 68             $ 60
 Weather                                                     2               (7)
 Base rate refund                                          154             (154)
 Base rate variance                                        (57)             (88)
 Fuel rate variance                                         24             (121)
 Other retail, net                                          31               99
                                               --------------------------------
   Total retail                                            222             (211)
 Other electric service revenue                             39               (6)
                                               --------------------------------
   Total increase (decrease) in domestic
   electric service revenue                               $261            $(217)
                                               ================================

Domestic electric utility service revenue consists primarily of sales to retail customers in Virginia Power's service territory at rates authorized by the Virginia and North Carolina commissions and sales to cooperatives and municipalities at wholesale rates authorized by FERC. Also, included in this revenue are amounts received from others for use of our transmission system to transport electric energy under tariffs authorized by FERC. The primary factors affecting this revenue in both fiscal years 1999 and 1998 were customer growth and changes in rates.

Retail Customer Growth

Virginia Power's retail customer base increased by approximately 39,000 in 1999 and 35,000 in 1998 over the respective prior year periods. These additional customers increased our electric utility service revenue by an estimated $68 million in 1999 compared to 1998 and an estimated $60 million in 1998 compared to 1997.

Weather

Weather typically has a significant impact on the Company's revenue. However, for the comparative periods presented, weather did not have a significant impact.

Base Rate Reduction

Electric utility service revenue in 1998 was less than revenue in both 1999 and 1997 as a result of a one-time $150 million base rate refund. Further, a two-phased rate reduction in Virginia ($100 million effective March 1, 1998 and an additional $50 million effective March 1, 1999), reduced 1999 electric service revenue by $57 million compared to 1998 and 1998 revenue by $88 million compared to 1997. As a result of Virginia law enacted in 1999, Virginia Power's jurisdictional base rates will remain unchanged until mid-2007. See Note (C) to Consolidated Financial Statements.

Fuel Rates

Currently, Virginia Power is permitted to recover the cost of fuel used in generating electricity through fuel rates approved by regulatory authorities. The decrease in 1998 fuel rate revenue of $121 million, as compared to 1997, is primarily attributable to lower fuel rates. The reduction recognized savings from negotiated changes to power supply contracts. In December 1998, Virginia Power's annual fuel case resulted in an increase in fuel rates and increased electric utility service revenue in 1999 by $24 million as compared to 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Dominion Delivery

The business segment Dominion Delivery includes customer service, bulk power transmission, distribution and metering services that continue to be subject to cost-based regulation.

   Overall Dominion Delivery's operating income increased in 1999, as compared to 1998, primarily due to an increase in revenue for electric transmission services and from retail electric service customer growth, offset in part by increased expenses associated with storm damage. The decrease in Dominion Delivery's operating income in 1998, as compared to 1997, reflects primarily the excess of increased storm damage costs and other routine operational expenses over the increase in revenue for electric transmission services. Selected financial information relevant to Dominion Delivery is as follows:

                                             ----------------------------------
Year ended December 31,                        1999         1998           1997
(millions)
Domestic electric utility
 service revenue                             $1,148       $1,092         $1,080
Operation and maintenance                       313          286            266
Operating income                                431          424            442
                                             ==================================

Operation and maintenance

Operation and maintenance increased in 1999 and 1998 as compared to respective prior years, primarily due to increased service restoration costs associated with storm damage.

Dominion Energy

The business segment Dominion Energy consists of the independent power generation operations of DEI and the utility generation operations of Virginia Power. Dominion Energy's 1999 operating income increased when compared to 1998 primarily due to the performance of the energy marketing business. The performance was attributable to changes in the composition and the fair value of its portfolio of commodity contracts as well as the settlement of commodity contract liabilities using Dominion Energy resources rather than market purchases. Selected financial information relevant to Dominion Energy is as follows:

                                                  -----------------------------
Year ended December 31,                             1999       1998        1997
(millions)
Domestic electric utility
 service revenue                                  $3,129     $3,075      $3,150
Other revenue                                        464        435         599
Fuel, net                                            996        961       1,222
Purchased power capacity, net                        809        806         718
Other operation and maintenance                      690        605         624
Operating income                                     624        615         645
                                                  =============================
Other revenue includes sales of electricity beyond Virginia Power's retail service territory, including trading revenues, and sales of natural gas, nuclear consulting services and energy management services. The increase in other revenue in 1999 over 1998 reflects primarily changes in the composition and fair value of our portfolio of commodity contracts.

     Other revenue decreased in 1998 as compared to 1997 due to electricity trading revenue being reported net of purchased energy for the entirety of 1998 and only for the last four months of 1997. Such revenue was reported gross for the first eight months of 1997 as a result of being subject to cost of service rate regulation during that time.

     Fuel, net increased in 1999, as compared to 1998, primarily due to increased fuel costs resulting from higher production from our generating units and increased energy purchases.

     Fuel, net decreased in 1998, as compared to 1997, primarily due to the inclusion of the cost of power marketing purchases for the first eight months of 1997. However, the cost of power marketing purchases since September 1997 is being reported net of related revenue in Other revenue. Prior to September 1997, this activity was subject to cost of service rate regulation.

     Purchased power capacity, net increased in 1998 as compared to 1997 primarily due to (1) increased expenses associated with the restructuring of certain contracts and (2) the discontinuance of deferral accounting for such expenses. See Note (C) to the Consolidated Financial Statements.

     The increase in Operation and maintenance in 1999 as compared to 1998, includes the following:

 .    increased maintenance activities performed during planned outages at fossil plants;

 .    adjustments to inventories related to the planned disposal of identified obsolete and excess materials and supplies;

 .    certain accounting policy changes, including the recognition of losses on retirement of equipment and related removal costs; and

 .    the recognition of a loss related to the sale of the Latin American power generation businesses.

     See Note (B) to the Consolidated Financial Statements for discussion of accounting policy changes made in connection with the discontinuance of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS No. 71), to utility generation operations.

Dominion E&P

In 1999, DEI acquired interests in certain gas producing properties located in the San Juan Basin of New Mexico for approximately $115 million. In addition, DEI completed its purchase of all of the issued and outstanding shares of Remington Energy Ltd. (Remington), a publicly traded natural gas exploration and production company headquartered in Calgary, Alberta, Canada. DEI paid $33 million and assumed $260 million of Remington's debt and liabilities.

     Selected financial information relevant to Dominion E&P is as follows:

                                             ----------------------------------
Year ended December 31,                      1999           1998           1997
(millions)
Revenue                                      $256           $164           $158
Operating income:
 Oil and gas*                                  73             44             53
 Adjustments*                                 (46)           (32)           (25)
Total operating income                         27             12             28
                                             ==================================

*Oil and gas Operating income includes Nonconventional Fuels Tax Credits. Such credits are reversed on the Adjustments line as they are not ordinarily reported as a component of Operating income.

Operating income increased in 1999 primarily due to increased natural gas production. Natural gas production rose to 109 billion cubic feet equivalent
(Bcfe) in 1999, compared to 69 Bcfe in 1998, a 58 percent increase. At December 31, 1999, proved gas reserves totaled 1,234 Bcfe, an increase of 618 Bcfe over 1998. The 1999 increase in production and reserves resulted primarily from the development of existing acreage, a full year's production at Dominion Energy Canada, Ltd., and the acquisition of interests discussed above.

     Natural gas production rose to 69 Bcfe in 1998, compared to 59 Bcfe in 1997, a 17 percent increase. At December 31, 1998, proved gas reserves totaled 616 Bcfe, an increase of 157 Bcfe over 1997. The 1998 increase resulted primarily from the development of existing acreage and the acquisition of Dominion Energy Canada, Ltd. The increased production for 1998 was offset by a $0.38 reduction in average sales price per Mcfe, from $2.44 in 1997 to $2.06 in 1998. The 1998 decreases in gas prices resulted from a combination of shifting geographic production mix and lower overall market price.

Dominion Capital

Dominion Capital's 1999 results of operations increased as compared to 1998 primarily due to a higher earnings contribution from the commercial lending, merchant banking, asset management and residential mortgage lending operations in 1999, partially offset by a decrease in net investment gains.

     Dominion Capital's 1998 operating income increased over 1997 primarily due to earnings contribution from its commercial finance, merchant banking and asset management operations.

     Selected financial information relevant to Dominion Capital is as follows:

                                             ----------------------------------
Year ended December 31,                      1999           1998           1997
(millions)
Revenue                                      $473           $409           $296
Operating income:
 Financial services                           267            212            143
 Other                                         (2)            (2)            14
                                             ----------------------------------
Total operating income                        265            210            157
                                             ==================================

Operating income increased in 1999 and 1998 primarily due to increased contributions from our financial services businesses. Our mortgage lending volumes were $2.4 billion in 1999, up from $2.1 billion in 1998. Our commercial finance operations portfolio has grown to $2.0 billion at the end of 1999, compared to $1.7 billion at the end of 1998. In addition, assets under management were $4.8 billion and $3.5 billion at December 31, 1999 and 1998, respectively.

     Income from investments decreased in 1998 over 1997 primarily due to a valuation adjustment to other investments and higher real estate operating costs.

Corporate

Corporate earnings include transactions for which the segments are not held accountable for internal reporting purposes and other miscellaneous items. Corporate earnings include the effects of the utility operations' write-off of generation-related assets and liabilities as an extraordinary item in 1999 and the impairment of regulatory assets and one-time refund recorded as a result of the settlement of Virginia Power's 1998 Virginia jurisdictional rate proceedings. See Note (C) to the Consolidated Financial Statements.

Other Income and Expense

In 1999, Other income and expense decreased as compared to 1998 because of the gain on the sale of East Midlands in 1998. Other income and expense increased in 1998 as compared to 1997 primarily due to the gain on the sale of East Midlands in 1998 and the recognition of the windfall profits tax by East Midlands in 1997.

Fixed Charges

Interest charges decreased in 1999 as compared to 1998, primarily due to:

 .     cancellation of the debt associated with East Midlands which was sold in mid-1998;
 .     interest paid in 1998 in connection with the settlement of Virginia
      Power's Virginia jurisdictional rate proceeding; and
 .     the utility generation operations starting to capitalize interest on construction projects.
      These reductions were offset by:
 .     the issuance of debt to fund DEI's acquisitions of Kincaid Power
      Station and Dominion Energy Canada, Ltd. in 1998 and
 .     the increase in funding needs for loan originations at Dominion
      Capital's financial services businesses.

     Interest charges decreased in 1998 as compared to 1997 because of the cancellation of the debt associated with East Midlands which was sold in 1998. The debt cancellation for East Midlands was offset by the issuance of debt to fund DEI's acquisitions.

Provision For Income Taxes

The taxes on the gain on the sale of East Midlands recorded in 1998 were the primary reasons for the decrease in taxes in 1999 as compared to 1998 and the increase in taxes in 1998 as compared to 1997. In 1998, the taxes related to the sale of East Midlands were partially off-set by the income tax provisions associated with the effects of Virginia Power's Virginia rate proceeding settlement.

Extraordinary Item, Net of Tax

This extraordinary item was recorded in connection with the passage of new legislation in 1999 establishing a detailed plan to restructure the electric utility industry in Virginia. The legislation's deregulation of generation was an event that required discontinuation of SFAS No. 71 for our utility generation operations. Generation-related assets and liabilities not expected to be recovered through cost-based rates were written off in March 1999, resulting in an after-tax charge to earnings of $255 million. See Note (C) to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Certain activities discussed under Liquidity and Capital Resources are currently evaluated based on existing legal entities rather than the operating segments defined by the new organizational structure. References are made to specific operating segments as appropriate.

     Dominion funds its operations and supports the financing needs of its subsidiaries primarily through the issuance of commercial paper, backed by lines of credit and the issuance of debt, preferred or common securities, which is facilitated by the equity plans described below and a $950 million dollar shelf registration, $675 million of which was still available to Dominion as of December 31, 1999.

     The proceeds of Dominion's financing activities are provided to its subsidiaries as needed under inter-company agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

CNG Merger Financing

In 2000, Dominion initially financed the cash used in the CNG merger with a $3.5 billion commercial paper program backed by a short-term credit facility and $1 billion of short-term, privately placed money market notes. Dominion expects to refinance these amounts with a combination of debt, preferred and convertible securities along with the proceeds from sales of non-core assets, including DEI's interests in Latin American power generation, CNG's foreign investments, Virginia Natural Gas, and Dominion Capital. See Future Issues -- CNG Merger.

     A $4.5 billion shelf registration was filed with the SEC and it became effective on January 6, 2000. The shelf is expected to be used to facilitate the refinancing of the CNG merger.

     Immediately before the CNG merger, we concluded a first step transaction in which 33 million shares of Dominion common stock were exchanged for approximately $1.4 billion.

Commercial Paper

Dominion's nonutility subsidiaries may finance their working capital for operations with the proceeds of Dominion commercial paper sales. Dominion sells its commercial paper in regional and national markets and provides the proceeds to the nonutility subsidiaries under the terms of intercompany credit agreements. At the end of 1999, Dominion Resources, Inc. supported these borrowings through bank lines of credit totaling $601 million. The nonutility subsidiaries repay Dominion through cash flow from operations and proceeds from permanent financings. Virginia Power and Dominion Capital also have commercial paper programs as discussed below

Equity Plans

In 1998 and 1997, Dominion raised $87 million and $176 million, respectively, from the sale of common stock through the Dominion Direct Investment and Employee Savings plans. In 1998, management made the decision that purchases of shares required by the Company's equity plans would be purchased on the open market instead of issuing new shares. However, Dominion continues to have access to capital through the Dominion Direct Investment and the Employee Savings plans in the future.

Virginia Power

Operating activities continue to be a strong source of cash flow, providing $1.1 billion in each of the years 1999, 1998, and 1997. Over the past three years, cash flow from operating activities, after dividend payments, has, on average, covered 120% of Virginia Power's total construction requirements and provided 77% of its total cash requirements. Virginia Power's cash requirements not met by the timing or amount of cash flow from operations are generally satisfied with proceeds from the sale of securities and short-term borrowings.

     Cash from (used in) financing activities was as follows:

                                              ---------------------------------
                                               1999         1998           1997
(millions)
Issuance of long-term debt                    $ 305        $ 270          $ 270
Repayment of long-term debt                    (345)        (334)          (311)
Issuance (repayment) of
  short-term debt                               156           (4)           (86)
Common dividend payments                       (383)        (378)          (380)
Other                                           (53)         (53)           (50)
                                              ---------------------------------
  Total                                       $(320)       $(499)         $(557)
                                              =================================

Financing activities have represented a net outflow of cash in recent years as strong cash flow from operations has reduced Virginia Power's reliance on debt financing.

     During 1999, Virginia Power issued $305 million in aggregate principal of unsecured debt securities. In 1999, Virginia Power issued $150 million in aggregate principal of unsecured Senior Notes, Series 1999-A, with an annual coupon rate of 6.7%, due 2009; and $80 million of Medium-Term Notes, Series G, with an annual coupon rate of 6.3%, due 2001. Virginia Power also issued $75 million in aggregate principal of unsecured Senior Notes, Series 1999-B, with an annual coupon rate of 7.2%, due 2004.

     During 1999, Virginia Power retired $321 million in aggregate principal amount of mandatory debt maturities. In 1999, Virginia Power repurchased $24 million in aggregate principal amount of First and Refunding Mortgage Bonds that were made available through the open market.

     As of December 31, 1999, Virginia Power has $740 million under effective shelf registration statements with the SEC available for its use to meet capital requirements. Virginia Power also has a commercial paper program that is supported by two revolving credit facilities totaling $500 million. Proceeds from the sale of commercial paper are primarily used to provide working capital. Net borrowings under the program were $378 million at December 31, 1999.

      Cash used in investing activities was as follows:

                                             ----------------------------------
                                              1999          1998           1997
(millions)
Plant and equipment                          $(673)        $(451)         $(397)
Nuclear fuel                                   (64)          (81)           (85)
Nuclear decommissioning
  contributions                                (35)          (37)           (36)
Other                                           (3)          (13)           (28)
                                             ----------------------------------
  Total                                      $(775)        $(582)         $(546)
                                             ==================================

Plant and equipment expenditures for generation-related projects were approximately $327 million in 1999 and included significant expenditures for additional capacity and environmental upgrades -- See Capital Requirements below. Transmission and distribution-related projects accounted for approximately $282 million of our total plant and equipment expenditures. These projects included routine capital improvements and expenditures associated with new connections. Remaining plant and equipment expenditures of $64 million reflect general projects and information technology enhancements. These information technology projects include development of remote metering and dispatch technology, and continued implementation of new financial systems.

Capital Requirements

Capacity Virginia Power anticipates that peak demand will grow approximately 2% per year through 2002. Virginia Power will complete construction of four 150-megawatt combustion turbines in Fauquier County, Virginia by mid-2000. Virginia Power will spend an estimated

$190 million on the project of which approximately $145 million has been incurred through December 31, 1999. In January 2000, Virginia Power filed for approval from the Virginia Commission for the construction of two additional combustion turbines. The Virginia Commission has set a hearing date in May 2000 to consider this request. Commercial operation is planned to begin in June 2001. Virginia Power expects that any future additional capacity and energy requirements will be met through a combination of market purchases and company-constructed generation.

Plant and Equipment Virginia Power's construction and nuclear fuel expenditures during 2000, 2001 and 2002 are expected to total $856 million, $822 million and $760 million, respectively. Virginia Power expects these construction and nuclear fuel expenditures to be met through cash flow from operations, sales of securities and short-term borrowings. These projected expenditures include the effects of environmental costs discussed below.

     Virginia Power is installing sulfur dioxide (SO2) emission control equipment at two coal-fired generating units. The total cost for this project is estimated to be $126 million of which $33 million has been incurred as of December 31, 1999. Management believes the installation of scrubbers on these two units will provide the most cost-effective means of complying with the Clean Air Act.

     In response to a rule adopted by the EPA in September 1998, Virginia Power plans to install nitrogen oxide (NOx) reduction equipment on a portion of its generating units at an estimated capital cost of $454 million over the next five years. Whether these costs are actually incurred is dependent on the implementation plans adopted by the states in which Virginia Power operates. No significant costs have been incurred as of December 31, 1999. See Future Issues -- Clean Air Act Compliance.

Maturities Virginia Power will require $375 million to meet maturities of securities in 2000.

Funding Capital Requirements

Virginia Power expects to meet its capital funding requirements with cash flow from operations and issuance of replacement debt or preferred securities.

DEI

Net cash flow from operating activities was $151 million, $148 million and $162 million in 1999, 1998 and 1997, respectively. During 1999, cash flow from operating activities increased as compared to 1998 primarily due to normal business operations.

     Net cash flow provided by operating activities decreased in 1998, as compared to 1997, primarily due to a reduction in ownership of a subsidiary that occurred during the third quarter of 1997.

     DEI funds its capital requirements through cash flow from operations, equity contributions by Dominion, an intercompany credit agreement with Dominion, and bank revolving credit agreements. Cash flow from (used in) financing activities was as follows:

                                             ----------------------------------
                                               1999         1998           1997
(millions)
Contribution from parent                      $ 115
Issuance of long-term debt                       14         $455          $ 108
Repayment of debt                                                          (213)
Common dividend payments                        (62)         (48)           (48)
Issuance (repayment) of
 intercompany debt                              (10)           1             22
Other                                           (27)           4
                                              ---------------------------------
 Total                                         $ 30         $412          $(131)
                                              =================================

During 1999, cash flow from financing activities was $30 million primarily due to an equity contribution from Dominion, net of dividends. Proceeds were used primarily to fund acquisitions which expanded DEI's natural gas exploration, development and production operations. Also, in 1998, DEI borrowed funds to expand and upgrade its independent power plants.

   Cash from (used in) investing activities was as follows:

                                              ---------------------------------
                                               1999         1998           1997
(millions)
Purchase of fixed assets                      $ (57)       $ (73)          $(12)
Purchase of natural gas
 properties                                     (65)         (35)           (53)
Purchase of electric plant                      (92)         (96)
Sale of business                                180           53            123
Acquisition of businesses                      (167)        (338)           (28)
Other                                           (36)         (26)           (20)
                                              ---------------------------------
 Total                                        $(237)       $(515)          $ 10
                                              =================================

During 1999, cash flow was used in investing activities for the following:

 .    the acquisitions of Remington and interests in certain gas producing properties located in the San Juan Basin of New Mexico and

 .    expansion and upgrade activities at certain independent power plants, offset by

 .    proceeds from the sale of DEI's interest in its Latin American subsidiaries in Peru and Belize.

Capital Requirements

DEI and Peoples Energy Corporation plan to expand the capacity at their jointly-owned electric generating peaking facility near Elwood, Illinois. The expansion is expected to be completed in 2001 and will add a combined 600 megawatts of natural gas-fired electric power to the facility's capacity for a total of 1,200 megawatts. The cost of the expansion is estimated at $280 million. DEI and Peoples Energy Corporation will share equally in the construction costs.

      In response to a rule adopted by the EPA in 1998, DEI expects to install NOx reduction equipment at its Kincaid plant at an estimated capital cost of approximately $100 million over the next five years. Whether these costs are actually incurred is dependent on the implementation plans adopted by Illinois and the outcome of litigation regarding this rule. The power purchase agreement with Commonwealth Edison Company provides that DEI will recover a portion of these capital expenditures through monthly reimbursement over the term of the agreement. The agreement also provides that DEI will be reimbursed for operations, maintenance and fuel costs that may be incurred as a result of NOx emission reduction regulations. For more information, see Future Issues -- Clean Air Act Compliance. The capital requirements will be funded by cash flow from operations and existing sources of financing.

Dominion Capital

Dominion Capital's net cash flow provided by operations for 1999 increased by $76 million as compared to 1998 due to an increase in mortgage sales and principal collections, net of originations, plus normal operations. Cash flow provided by operations for 1998 increased by $61 million as compared to 1997 primarily due to higher operating income from financial services and liquidation of marketable equity securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

   Dominion Capital funds its capital requirements through cash flow from operations, an intercompany credit agreement with Dominion, equity contributions from Dominion, bank revolving credit agreements, term loans and commercial paper programs. Cash flow from (used in) financing activities was as follows:

                                           ------------------------------------
                                             1999           1998           1997
(millions)
Contribution from parent                   $  100       $    118       $    162
Issuance of long-term debt                  5,331          3,212          3,911
Repayment of long-term debt                (5,446)        (2,992)        (3,865)
Common dividend payments                      (71)           (55)           (43)
Issuance of commercial
 paper, net                                   541            492             33
Issuance (repayment) of
 intercompany debt                            (96)           114             28
                                           ------------------------------------
 Total                                     $  359       $    889       $    226
                                           ====================================

During 1999, cash flow from financing activities was $359 million and was used primarily to fund loan originations.

     Dominion Capital has a senior unsecured 364-day $400 million revolving credit agreement. The credit agreement is used by Dominion Capital for general corporate purposes including providing liquidity to support a $400 million commercial paper program which was established in February 1999. Net borrowings under the agreement were $275 million at December 31, 1999.

     Cash used in investing activities was as follows:

                                          -------------------------------------
                                           1999            1998            1997
(millions)
Loan originations, net                    $(343)          $(802)          $ (82)
Purchase of securities                     (156)           (125)           (139)
Other                                       (24)             (4)            (22)
                                          -------------------------------------
 Total                                    $(523)          $(931)          $(243)
                                          =====================================

During 1999, cash flow used in investing activities decreased chiefly because of an increase in commercial loan syndications, sales and repayments. In addition, Dominion Capital also has an interest in a hydroelectric facility, real estate and other investments. In mid 1999, Dominion Capital sold one half of its interest in its hydroelectric facility for $45 million.

Capital Requirements

Until its divestiture, Dominion Capital will continue to fund the operations of its financial services activities through net cash flows from operations, sales of existing real estate and other assets and borrowings through the intercompany credit agreement and various third party credit sources.

FUTURE ISSUES

This section discusses information that may have an impact on future operating results. The SEC encourages companies to provide forward-looking information because it provides investors with an insight into management's outlook for the future. It should be noted that any forward-looking information is expressly covered by the safe harbor rule for projections. For a more detailed description of some of the uncertainties associated with forward-looking information, please refer to the Forward-Looking Information section on page 26.

      Three major events occurred in 1999 which will have a significant effect on Dominion's future operations. These events were:

 .    the announcement of the CNG merger;

 .    the enactment of law which established a detailed plan to restructure the electric industry in Virginia; and

 .    the sale of Dominion Energy's interests in Latin American power generation.

CNG Merger

On January 28, 2000, Dominion and CNG closed the merger of CNG into a subsidiary of Dominion. The aggregate purchase price was $6.4 billion. Shareholders of CNG received either Dominion common stock or cash in consideration of their CNG shares. The combination with CNG, based in Pittsburgh, Pa., creates a fully integrated electric and natural gas utility in the Midwest, Northeast and Mid-Atlantic regions of the United States with selective energy businesses located abroad. Immediately before the CNG Merger, we concluded a first step transaction in which 33 million shares of Dominion common stock were exchanged for approximately $1.4 billion.

     With the CNG Merger, Dominion has an energy portfolio of almost 20,000 megawatts of domestic power generation and 2.8 trillion cubic feet equivalent in natural gas and oil reserves, producing more than 300 billion cubic feet equivalent annually. Dominion now operates a major interstate gas pipeline system and the largest natural gas storage system in North America and has approximately 6,000 miles of electric transmission lines. Dominion is the eleventh largest independent oil and gas producer in the United States, measured by reserves, and provides integrated energy services to approximately four million retail customers.

     As a result of the merger, Dominion is a registered public utility holding company subject to the provisions of the Public Utility Holding Company Act of 1935 (1935 Act). The 1935 Act imposes a number of restrictions on the operations of registered holding company systems. One such restriction limits the ability of a registered holding company to engage in activities unrelated to its utility operations. Consequently, as part of the SEC order approving the merger, Dominion must divest itself of Dominion Capital, its financial services subsidiary. Although a formal plan for divestiture has not been adopted, the SEC allowed three years for this to be accomplished.

     During the merger approval process, Dominion and CNG also agreed to divest Virginia Natural Gas, Inc. (VNG), CNG's gas distribution subsidiary located in Virginia Beach, Va. Dominion has one year after the merger is completed to sell VNG to a third party. If the sale of VNG is not completed within one year, VNG will be spun off as an independent company with the common stock distributed to Dominion shareholders. Both deadlines are subject to reasonable extensions, which may be granted by regulatory authorities. For more information on the CNG merger, see Note (X) to the Consolidated Financial Statements.

     As part of the merger, Dominion created a subsidiary service company, Dominion Resources Services, Inc. (Services), which will provide certain services to Dominion's operating subsidiaries. Employees of Dominion Resources and Virginia Power who will perform those functions became employees of Services, effective February 1, 2000. CNG also has a service company. The operating subsidiaries may elect to purchase services from either service company; however, service company functions are expected to be centralized into a single service company in 2001.

     In addition, our business operations are being reviewed in conjunction with the merger to identify opportunities for operational efficiencies. As a result of the formation of the service company and this operational review, restructuring charges for items such as employee severance and other special termination benefits and the elimination of duplicate facilities are likely to be incurred during 2000 and 2001.

     Dominion intends to manage the oil and gas exploration and production operations of CNG and DEI on a combined basis. Dominion also intends to review CNG's local gas distribution companies, Virginia Power's transmission and distribution operations and the related customer services functions on a combined basis.

Virginia Legislation
On March 25, 1999, the Governor of Virginia signed into law legislation establishing a detailed plan to restructure the electric utility industry in Virginia. The legislation will deregulate generation by 2002 with the phase-in of retail customer choice beginning at that time. When customer choice begins, customers will have the right to choose their energy supplier. However, we will continue to transport all energy to customers within Virginia Power's service territory. Under this legislation, Virginia Power's base rates will remain generally unchanged until July 2007 and recovery of generation-related costs will continue to be provided through capped rates. For more information, see Note (C) to the Consolidated Financial Statements and Competition--Legislative Initiatives below.

Sale of Interests in Latin American Power Generation
In 1999, DEI reached an agreement to sell its interests in approximately 1,200 megawatts of gross generation capacity located in Latin America. Duke Energy International is purchasing the interests for approximately $405 million. Dominion Energy completed the sale of its interests in Belize and Peru in November 1999 and expects to complete the sale of its interests in Argentina and Bolivia in 2000, following receipt of certain regulatory approvals.

     During 1999, DEI recorded a one-time after-tax charge of $21 million related to the sale. For additional information, see Note (V) to the Consolidated Financial Statements and Future Issues--Dominion Energy.

Recently Issued Accounting Standards
The Financial Accounting Standards Board (FASB) recently issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, which defers the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result, Dominion must adopt SFAS No. 133 no later than January 1, 2001. SFAS
No. 133 requires that derivative instruments (including certain derivative instru-ments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at fair value. The statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge-accounting criteria are met.

     The FASB-sponsored Derivatives Implementation Group is addressing implementation issues related to SFAS No. 133. Dominion does not believe that its long-term purchased power contracts would be subject to SFAS No. 133. Dominion's portfolio of commodity contracts held for trading purposes is currently marked to fair value and would not be affected by this statement. Dominion is in the process of assessing the impact of SFAS No. 133. To the extent that contracts are subject to SFAS No. 133 fair value accounting, implementing appropriate hedging strategies could possibly mitigate the potential impact on earnings volatility.

     However, Dominion has not yet quantified the impacts of adopting SFAS No. 133.

Year 2000 Compliance

Dominion experienced a successful transition to the Year 2000. Immediately after the rollover and throughout the rollover weekend, Dominion's transmission and distribution systems and its generating units continued to operate smoothly. Our customers did not lose power as a result of a Year 2000 problem.

     We are continuing to monitor systems for any Year 2000 issues, and we will be especially alert to any problems caused by the transition through February 29, 2000. However, as with the rollover to January 1, 2000, no significant problems are expected.

     We expect total Year 2000 costs to be approximately $32 million. Actual Year 2000 costs of $30 million had been expended as of December 31, 1999.

      We cannot estimate or predict the potential adverse consequences, if any, that could result from a third party's failure to effectively address remaining Year 2000 issues, if any, but believe that any impact would be short-term in nature and would not have a material adverse impact on results of operations.

Dominion Delivery Business and Utility Operations of
Dominion Energy
The following discussion is about Virginia Power, Dominion's principal subsidiary, and the environment in which it operates. As previously discussed, Dominion evaluates the operations of Virginia Power in two of its operating segments, Dominion Delivery (regulated electric distribution and transmission operations) and Dominion Energy (utility generation operations).

Competition -- General
Dominion has recently seen federal and state developments toward increased competition. Electric utilities have been required to open up their transmission systems for use by potential wholesale competitors. In addition, non-utility power producers now compete with electric utilities in the wholesale generation market. At the federal level, retail competition is under consideration. Some states, including Virginia, Ohio and Pennsylvania, have already enacted legislation requiring the introduction of retail competition.

      Today, Dominion faces competition in the wholesale market. There is no general retail competition in Virginia Power's principal service area at this time. However, Virginia enacted a law in 1999 establishing a detailed plan to restructure the electric utility industry in Virginia. Dominion actively supported this restructuring legislation. See Competition -- Retail and Competition -- Legislative Initiatives below and Note (C) to the Consolidated Financial Statements.

     Dominion has responded to the trend toward competition by cutting costs, re-engineering core business processes, and pursuing innovative approaches to serving traditional markets and future markets. Dominion's strategy also includes the development of non-traditional products and services with an objective of providing growth in future earnings. These products and services include electric energy and capacity in the emerging wholesale market; natural gas and other energy-related products and services; nuclear management and consulting services; power distribution and transmission related services, including engineering and metering; and telecommunication services. In addition, Dominion may from time to time identify and investigate opportunities to expand its markets through strategic alliances with partners whose strengths, market position and strategies complement those of Dominion.

Competition -- Wholesale
Virginia Power sells electricity in the wholesale market under its market based sales tariff authorized by FERC, but has agreed not to make wholesale power sales under this tariff to loads located within Virginia Power's service territory. However, Virginia Power expects to file in the first quarter 2000 an application with FERC to make sales under its market-based sales tariff to loads within its service territory to facilitate the retail access pilot program. Also, Virginia Power expects to file in the first

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

quarter 2000 an application with FERC to amend its open access transmission tariff to accommodate the retail access pilot program. Until such authorization has been granted by FERC, any agreements which allow Virginia Power to sell wholesale power to loads located within its service territory are to be at cost-based rates accepted by FERC.

     During 1999, sales to wholesale customers under requirements contracts represented approximately 4 percent of Virginia Power's total revenues from electric sales. Since FERC issued its Order 888 requiring open access to transmission service, Virginia Power has faced increased competitive pressures on sales to wholesale customers served under requirements contracts. In response, Virginia Power has renegotiated long-term contracts with wholesale customers. Virginia Power has also implemented a new arrangement with its largest wholesale customer that provides for a transition from cost-based rates to market-based rates.

Competition -- Retail

Currently, Virginia Power has the exclusive right to provide electricity at retail within its assigned service territories in Virginia and North Carolina. As a result, Virginia Power now faces competition for retail sales only if certain of its business customers move into another utility service territory, use other energy sources instead of electric power, or generate their own electricity.

      However, in 1998, the Virginia General Assembly passed legislation that established a timeline for deregulation of retail electric service but left the details regarding implementation to future enabling legislation. In March 1999, the Governor of Virginia signed into law new legislation establishing a detailed plan to restructure the electric utility industry in Virginia which will provide for customer choice beginning in 2002. For a discussion of Virginia Power's pilot program for customer choice beginning in 2000, see Competition -- Regulatory Initiatives below. Under this legislation, Virginia Power's base rates will remain unchanged until July 2007 and recovery of generation-related costs will continue to be provided through capped rates and a wires charge assessed to those customers opting for alternate suppliers. See Note (C) to the Consolidated Financial Statements.

Competition--Legislative Initiatives

Virginia As discussed above, the Governor of Virginia signed into law legislation establishing a detailed plan to restructure the electric utility industry. Under the legislation, the generation portion of Virginia Power's Virginia jurisdictional operations will no longer be subject to cost-based rate regulation beginning in 2002.

     A legislative transition task force is charged with specific assignments including the monitoring of possible over- or under-recovery of stranded costs by incumbent utilities. This monitoring begins at the onset of customer choice and the task force will submit annual reports to the Governor and the General Assembly offering recommendations as it deems necessary.

     The legislation also addressed divestiture, functional separation and other corporate relationships. Although mandatory divestiture is prohibited by the law, functional separation is required and must be completed by January 1, 2002. Utilities must submit their plans to the Virginia Commission by January 1, 2001, outlining steps to be taken to functionally separate generation, transmission and distribution.

     Dominion is currently supporting certain technical amendments to the restructuring legislation being considered by the 2000 General Assembly.

North Carolina The 1997 session of the North Carolina General Assembly created a study commission on the future of electric service in North Carolina. In October 1999, Duke Energy Corp. and Carolina Power and Light Company submitted a proposal to the study commission addressing certain municipal debt issues that must be resolved before a comprehensive restructuring plan can be developed. The North Carolina Commission continues to study the subject of deregulation in anticipation that the 2000 session of the General Assembly may consider the issue when it convenes in May.

Federal The U.S. Congress is expected to consider federal legislation in the near future authorizing or requiring retail competition. Dominion cannot predict what, if any, definitive actions the Congress may take.

Competition -- Regulatory Initiatives

Virginia In 1998, the Virginia State Corporation Commission issued an order instructing Virginia Power and American Electric Power (AEP)- Virginia, as the Commonwealth's two largest investor-owned utilities, to design and file retail access pilot programs. Virginia Power filed a report in November 1998 describing the details, objectives and characteristics of its proposed retail access pilot program. In August 1999, the Commission's Hearing Examiner issued a report on interim rules for the introduction of electric and natural gas retail competition in Virginia. In September 1999, Virginia Power, the Virginia Commission Staff and two other parties entered into a stipulated agreement which resolved the size and scope of the proposed pilot program and the methodology for determining the market price of electricity used in calculating the wires charge assessed to those customers opting for alternate suppliers. The pilot program will initially give approximately 35,000 customers the ability to choose their electricity supplier. The scope of the program will be expanded to include approximately 70,000 customers by year end 2000. A Hearing was held in September 1999. The Hearing Examiner's Report was issued in November 1999, recommending certain changes to Virginia Power's pilot plan and a modification of the stipulated market price methodology. Virginia Power filed comments and exceptions in December 1999. A Final Order from the Virginia Commission is anticipated in early 2000.

     In March 1998, the Virginia Commission issued an Order Establishing Investigation with regard to independent system operators (ISOs), regional power exchanges (RPXs) and retail access pilot programs. The Order directed all investor-owned electric utilities to begin work, in conjunction with the Virginia Commission Staff and other interested parties, to develop one or more ISOs and RPXs to serve the public interest in Virginia. The Virginia Electric Utility Restructuring Act (Act), signed into law in 1999, requires that Virginia's incumbent electric utilities join or establish regional transmission entities (RTEs) by January 2001, and seek authorization from the Virginia Commission to transfer ownership or operational control of their transmission facilities to such RTE's. In May 1999, the Virginia Commission issued an Order Establishing an Investigation and inviting comments concerning the development of the rules required by the Act. Virginia Power submitted comments in June 1999 and reply comments in July 1999, urging the Virginia Commission to adopt rules and regulations that are identical to FERC's regulations concerning ISOs. In January 2000, the Virginia Commission issued an Order giving notice of, and requesting comments to, the proposed rules and regulations establishing the elements of RTE structures. Under the proposed rules, Virginia Power would be required to seek authorization to transfer operational control of its trans-mission facilities on or before May 1, 2000. Virginia Power submitted comments on the proposed rules and regulations in February 2000.

Federal Virginia Power maintains major interconnections with Carolina Power and Light Company, AEP, Allegheny Energy (AE) and the utilities in the Pennsylvania-New Jersey-Maryland Power Pool. Through this major transmission network, Virginia Power has arrangements with these utilities for coordinated planning, operation, emergency assistance, and exchanges of capacity and energy.

     In June 1999, Virginia Power, together with American Electric Power Services Corporation, Consumers Energy Company, The Detroit Edison Company and First Energy Corporation, on behalf of themselves and their public utility operating company subsidiaries (Alliance Companies), filed with FERC applications under Sections 205 and 203 of the Federal Power Act for approval of the proposed Alliance Regional Transmission Organization (Alliance RTO).

     In December 1999, FERC issued an Order under Section 203 of the Federal Power Act granting the application, subject to certain conditions and requirements discussed in the Order, and directing the Alliance Companies to submit a compliance filing as discussed in the Order. In January 2000, the Alliance Companies filed an application seeking a rehearing of certain conditions and requirements of the Order. In February 2000, the Alliance Companies filed amendments to the Alliance RTO documents to comply with certain conditions and requirements of the Order.

     In December 1999, FERC issued Order 2000 which amended its regulations to advance the formation of Regional Transmission Organizations (RTOs). The regulations require that each public utility that owns, operates, or controls transmission facilities make certain filings with respect to forming and participating in an RTO. FERC also codified minimum characteristics and functions that a transmission entity must satisfy in order to be considered an RTO. In January 2000, the Alliance Companies filed an application seeking a rehearing of such order.

Competition -- Exposure To Potentially Stranded Costs

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

      At December 31, 1999, Virginia Power's exposure to potentially stranded costs was comprised of the following:

 .    long-term purchased power contracts that could ultimately be determined to be above market (see Purchased Power Contracts, Note (Q) to the Consolidated Financial Statements);

 .    generating plants that could possibly become uneconomic in a deregulated environment; and

 .    unfunded obligations for nuclear plant decommissioning and postretirement benefits not yet recognized in the financial statements (see Notes (F) and (O) to the Consolidated Financial Statements).

     Dominion believes the capped rates provided by the 1999 legislation present a reasonable opportunity to recover a substantial portion of our potentially stranded costs. In the absence of capped rates, Virginia Power would otherwise have been exposed, on a pre-tax basis, to an estimated $3.2 billion of potential losses related to long-term power purchase commitments. See Note (C) to the Consolidated Financial Statements. Recovery of potentially stranded costs remains subject to numerous risks including, among others, exposure to long-term power purchase commitment losses, future environmental compliance requirements, changes in tax laws, decommissioning costs, inflation, increased capital costs, and recovery of certain other items.

Rate Matters

In obtaining approval for the CNG Merger in North Carolina, Virginia Power agreed not to request an increase in its North Carolina retail electric base rates until after December 31, 2005, except for certain events that would have a significant financial impact on Dominion.

     Virginia Power's fuel rates are still subject to change under the annual fuel cost adjustment proceedings in both Virginia and North Carolina.

Competition -- Retail Gas

Gas industry competition at the retail level is receiving increased attention from both regulators and legislators. Governments in three of the states in which Dominion, subsequent to the CNG Merger, operates distribution subsidiaries have enacted or considered legislation regarding deregulation of natural gas at the retail level. In Ohio, a 1996 law established customer choice as a state policy in the supply of natural gas services. Implementation of the law, which allows retail customers to obtain gas from an array of suppliers, is under way. In Pennsylvania, legislation was enacted to unbundle gas utility merchant functions and permit the Pennsylvania Public Utility Commission to certify marketers, in addition to gas utilities, as suppliers of last resort, creating competition in a traditional gas utility function. Virginia is currently operating under a one-year unbundling pilot program, enacted in 1999. The Virginia General Assembly is currently considering legislation to make the program permanent.

Dominion Energy

Dominion Energy's future focus in its domestic power generation business is to acquire and develop additional power generation in the MAIN to Maine region. The MAIN region consists of the Mid-America Interconnected Network. This network includes the range of electric utility service territories that begins in the upper Midwest and covers an area northeastward through Maine. Dominion Energy will benefit from the merger with CNG as it plans to develop natural gas-fired power generation facilities along CNG's natural gas pipeline system. Dominion has identified a number of potential development sites along CNG's natural gas pipeline network in Ohio, Pennsylvania, New York, West Virginia and Virginia.

     As indicated above, Dominion Energy's business is increasingly competitive, particularly given the deregulation and consolidation activity the industry is experiencing. In its existing independent power investments, Dominion Energy intends to counter competition by focusing on cost structure, operating efficiencies and actively exercising management control.

Environmental Matters

Dominion Energy is subject to rising costs resulting from a steadily increasing number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. They can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations. Historically, these costs for utility operations could be recovered from customers through utility rates. However, to the extent environmental costs are incurred during the period ending June 30, 2007, in excess of the level currently included in Virginia jurisdictional rates, Dominion's results of operations will decrease. After that date, recovery may be sought for only those environmental costs related to transmission and distribution operations through regulated utility rates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Environmental Protection and Monitoring Expenditures

Dominion Energy incurred $78 million, $72 million, and $71 million (including depreciation) during 1999, 1998 and 1997, respectively, in connection with the use of environmental protection facilities. Dominion Energy expects these expenses to be $79 million in 2000. In addition, capital expenditures to limit or monitor hazardous substances were $84 million, $22 million, and $25 million for 1999, 1998 and 1997, respectively. The amount estimated for 2000 for these expenditures is $148 million.

Clean Air Act Compliance

The Clean Air Act, as amended in 1990, requires Dominion Energy to reduce its emissions of SO2 and NOx which are gaseous by-products of fossil fuel combustion. The Clean Air Act also requires Dominion Energy to obtain operating permits for all major emissions-emitting facilities. Permit applications have been submitted for Dominion Energy's power stations.

     The Clean Air Act's SO2 reduction program is based on the issuance of a limited number of SO2 emission allowances, each of which may be used as a permit to emit one ton of SO2 into the atmosphere or may be sold to someone else. The EPA administers the program. Dominion Energy's compliance plans are reviewed periodically and may include switching to lower sulfur coal, purchase of emission allowances, and installation of SO2 control equipment. In December 1998, Dominion Energy initiated a capital project to install SO2 control equipment on two units at the Mt. Storm power station at an estimated cost of $126 million. These SO2 controls are expected to be operational by January 2002. In July 1999, Dominion Energy's Kincaid plant converted to low-sulfur Powder River Basin coal, further reducing SO2 emissions.

     Dominion Energy began complying with Clean Air Act Phase I NOx limits at eight of its units in Virginia in 1997, three years earlier than otherwise required. As a result, the units will not be subject to more stringent Phase II limits until 2008. Dominion Energy has established a plan to comply with the Phase II limits at remaining coal-fired units subject to the Phase II limits.

     In September 1998, EPA adopted a rule requiring 22 states, including states within which we operate, to reduce and cap ozone season (May-September) NOx emissions beginning in May 2003. The affected states were to submit a compliance plan to EPA by September 1999, but a May 1999 ruling by the U.S. District Court of Appeals in the DC Circuit has granted an indefinite stay of the states' submittal requirements. However, in December 1999, EPA issued a finding in support of petitions filed by several Northeastern states seeking relief from long-range pollutant transport from utility and large industrial sources that essentially enforces the same NOx emission caps beginning in May 2003. In response to these requirements, Dominion Energy plans to install NOx reduction equipment at its coal-fired generating facilities at an estimated capital cost of approximately $554 million over the next five years. Whether these costs are actually incurred and the timing of such expenditures are dependent on both the outcome of pending litigation of these rules and on the implementation plans adopted by the states in which Dominion Energy operates.

     Evaluation and planning of future projects to comply with SO2 and NOx reduction requirements are ongoing and will be influenced by changes in the regulatory environment, availability of SO2 and NOx allowances, and emission control technology.

Global Climate Change

In 1993, the United Nation's Global Warming Treaty became effective. The objective of the treaty is the stabilization of greenhouse gas concentrations at a level that would prevent man-made emissions from interfering with the climate system.

     As a continuation of the effort to limit man-made greenhouse emissions, an international Protocol was formulated in December 1997 in Kyoto, Japan. This Protocol calls for the United States to reduce greenhouse emissions by 7 percent from 1990 baseline levels by the period 2008-2012. The Protocol has been signed by the United States but will not constitute a binding commitment unless submitted to and approved by the United States Senate. Emission reductions of the magnitude included in the Protocol, if adopted, would likely result in a substantial financial impact on companies that consume or produce fossil fuel-derived electric power, including Dominion.

Dominion E&P

One of Dominion E&P's primary goals in its oil and gas business is to sustain and increase earnings from non-tax credit oil and gas properties. Dominion E&P's operating focus is on cost structure and operating efficiencies. Dominion E&P expects to compete in regional markets by expanding its reserve base through drilling and the acquisition of oil and gas properties.

     Dominion E&P will benefit from the merger with CNG through the optimization of the value of the Company's reserve portfolio. This optimization will be achieved through the convergence of the Company's gas and electric products and maximization of gas storage facilities, to achieve the most favorable market conditions when selling energy. In addition, Dominion E&P's oil and gas operations should realize the benefits of sharing past experiences and sound business practices developed over time. This should help improve operational efficiencies and minimize finding, developing, and lifting costs. Additional efficiencies will be achieved by elimination of duplicate administrative functions.

Dominion Capital

Under the SEC's order approving the CNG merger, Dominion must divest itself of Dominion Capital within three years. No formal plan of divestiture has been adopted. However, Dominion has begun identifying suitable buyers. Until Dominion Capital is sold, Dominion will continue to operate these financial services businesses and be subject to their risks.

     The financial performance of Dominion Capital's diversified financial services businesses depends to a certain degree on the movement of interest rates, overall economic conditions, and increasing competition. Dominion Capital intends to manage the effect of these issues by maintaining a balanced diversified business approach, maintaining underwriting, credit quality and service, and focusing on specialized markets. Dominion Capital expects continued growth in its existing financial service business units through increased market share, developing new products and services and entering new financial markets.

Business Opportunities

Because Dominion's industry is rapidly changing, especially in the U.S., there are many opportunities for acquisitions of assets and business combinations. We investigate any opportunity we learn about that may increase shareholder value and build on our existing businesses. We have participated in the past and our security holders may assume that at any time Dominion may be participating in bidding or other negotiating processes for such transactions. Such participation may or may not result in a transaction for Dominion. However, any such transaction that does take place may involve consideration in the form of cash, debt or equity securities and may involve payment of a premium over book or market values. Such transactions or payments could affect the market prices and rates for Dominion's securities.

MARKET RATE SENSITIVE
INSTRUMENTS AND RISK MANAGEMENT

Dominion is exposed to market risk because it utilizes financial instruments, derivative financial instruments, and derivative commodity instruments. The market risks inherent in these instruments are represented by the potential loss due to adverse changes in commodity prices, equity security prices, interest rates, and foreign currency exchange rates as described below. Interest rate risk generally is related to Dominion and its subsidiaries' outstanding debt as well as their commercial, consumer, and mortgage lending activities. Currency risk exists principally through Dominion E&P's investment in Canada and some debt denominated in European currencies associated with Dominion Energy's investment in Latin America. Dominion is exposed to equity price risk through various portfolios of equity securities. Commodity price risk is experienced in Dominion's power generation and oil and gas businesses, Dominion Energy and Dominion E&P. They are exposed to effects of market shifts in the sales prices they receive and pay for natural gas and electricity.

     Dominion has utilized the sensitivity analysis methodology to disclose the quantitative information for the interest rate, commodity price and foreign exchange risks. Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values, or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in interest rates, foreign currency exchange rates, commodity prices, or other similar price changes. The tabular presentation methodology continues to be used to disclose equity price market risk.

Interest Rate Risk Non-Trading Activities

Dominion manages its interest rate risk exposure by maintaining a mix of fixed and variable rate debt. In addition, Dominion enters into interest rate sensitive derivatives. Examples of these derivatives are swaps, forwards and futures contracts.

     Dominion's sensitivity analysis estimates the impact of a hypothetical change in interest rates on its variable-rate long-term and short-term financial instruments and interest rate-sensitive derivatives. For financial instruments outstanding at December 31, 1999, a hypothetical 10% increase in market interest rates would decrease annual earnings by approximately $31 million. A similar hypothetical increase in market interest rates, as determined at December 31, 1998, would have resulted in a decrease in annual earnings of $12 million.

     Dominion Capital, through subsidiaries, retains ownership in the residual classes of the asset-backed securities utilized to sell home equity loans originated and purchased. At December 31, 1999, these assets are classified as available for sale securities on the balance sheet and total $307 million.

     The residual securities represent the net present value of the excess of interest payable on the underlying mortgage collateral, net of interest payments to outstanding bond holders, servicing costs, over-collateralization requirements, and credit losses. Fair value of the residual is analyzed quarterly by Dominion Capital to determine whether prepayment experience, losses and changes in the interest rate environment have had an impact on the valuation. Expected cash flows of the underlying loans sold are reviewed based upon current economic conditions and the type of loans originated and are revised as necessary.

Foreign Exchange Risk Activities

Dominion's exposure to foreign currency exchange rates results from debt which is denominated in a currency different from the company's functional currency, the U.S. dollar. In this situation, the company is subject to gains and losses due to the relative change in the foreign currency rate of the debt versus the U.S. dollar. This risk is mitigated by entering into contracts which are denominated or indexed to the U.S. dollar. In the past, Dominion has also used currency swaps to minimize this exposure. As of December 31, 1999, no currency swaps were outstanding.

     Dominion has performed sensitivity analyses to estimate its exposure to foreign-exchange market risk. If the U.S. dollar declines in value by 10% as compared to its value at December 31, 1999, the impact on the fair value of the foreign denominated debt would be insignificant. Comparatively, the same percentage decline of the U.S. dollar at December 31, 1998 would have resulted in an insignificant increase in the fair value of the foreign denominated debt.

Commodity Price Risk Non-Trading Activities

Dominion E&P is exposed to the impact of market fluctuations in the sales price it receives for its produced natural gas and oil. To reduce price risk caused by market fluctuations, Dominion E&P generally follows a policy of hedging a portion of its natural gas and oil sales commitments by selecting derivative commodity instruments whose historical price fluctuations correlate strongly with those of the production being hedged. Dominion E&P enters into options, swaps, and collars to mitigate a loss in revenues, should natural gas or oil prices decline in future production periods. Dominion E&P also mitigates price risk by entering into fixed price sale agreements with physical purchasers of natural gas.

     When conducting sensitivity analysis of the change in the fair value of Dominion E&P's oil and gas portfolio which would result from a hypothetical change in the future market price of oil and natural gas, the fair value of the contracts are determined from models which take into account estimated future market prices of oil and natural gas, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

     Dominion has determined a hypothetical change in fair value for its oil and natural gas contracts assuming a 10% unfavorable change in market prices. This hypothetical 10% change in market prices would have resulted in a decrease in fair value of approximately $20 million and $8 million as of December 31, 1999 and December 31, 1998, respectively.

     The impact of a change in oil and natural gas commodity prices on Dominion E&P's oil and natural gas contracts at a point in time is not necessarily representative of the results that will be realized when such contracts are ultimately settled.

Commodity Price Risk Trading Activities

As part of its strategy to market energy from owned generation capacity and to manage related risks, Dominion Energy manages a portfolio of derivative commodity contracts held for trading purposes. These contracts are sensitive to changes in the prices of natural gas and electricity. Dominion Energy employs established policies and procedures to manage the risks associated with these price fluctuations and uses various commodity instruments, such as futures, swaps and options, to reduce risk by creating offsetting market positions. In addition, Dominion Energy seeks to use its generation capacity,

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

when not needed to serve electric utility service customers, to satisfy commitments to sell energy.

     Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract. For swaps, forward contracts and options, market value reflects our best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are marked to market based on closing exchange prices.

     Dominion Energy has determined a hypothetical loss by calculating a hypothetical fair value for each contract assuming a 10% unfavorable change in the market prices of the related commodity and comparing it to the fair value of the contracts based on market prices at December 31, 1999 and 1998. This hypothetical 10% change in commodity prices would have resulted in a hypothetical loss of approximately $5 million and $13 million in the fair value of Dominion Energy's commodity contracts as of December 31, 1999 and 1998, respectively. The commodity contracts' sensitivity to unfavorable price changes decreased in 1999 primarily due to reduced price exposure from options included in the portfolio at December 31, 1999, as compared to December 31, 1998.

     The sensitivity analysis does not include the price risks associated with utility operations, including those underlying utility fuel requirements. In the normal course of business, Dominion Energy also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include credit risk, which is not reflected in the sensitivity analysis above.

Equity Price Risk Activities

Dominion is subject to equity price risk due to marketable securities held as investments and in trust funds. Trust funds are maintained by Virginia Power in order to fund certain nuclear decommissioning costs.

     In accordance with current accounting standards, the marketable securities are reported on the balance sheet at fair value. The following table presents descriptions of the equity securities, other than trading, held by Dominion at December 31, 1999 and 1998.

                                         1999                       1998
                                   --------------------------------------------
                                               Fair                        Fair
                                   Cost       Value           Cost        Value
(millions)
Trading:
 Short-term marketable
  securities                       $  1        $  2           $  1         $  1
Other than trading:
 Marketable securities             $134        $126           $165         $169
 Nuclear decommissioning
  trust investments                $274        $565           $252         $470
                                   ============================================

Other Risk Management Factors and Matters

Foreign Risks

Dominion's investment in Corby, a generation project in the United Kingdom, and a significant portion of DEI's operations are located in foreign countries. DEI's foreign operations include interests in Latin American power production included in Dominion Energy and certain Canadian activities included in Dominion E&P. These investments represent primarily investments in affiliates which own energy-related production, generation and transmission facilities. Dominion is exposed to foreign currency risk and sovereignty risk with respect to these investments. Sovereignty risk relates to losses due to actions initiated by foreign governments that preclude actions by Dominion to mitigate such losses. Dominion seeks to manage this risk by limiting its exposure in any single country and by limiting its investments to those countries and regions where it believes these risks are less significant.

     The sale of DEI's interests in Belize and Peru in November 1999 and the pending completion of the sale of its interests in Argentina and Bolivia in 2000 will reduce Dominion's exposure to foreign currency and sovereignty risk.

Financial Service Business Risk

Dominion Capital manages a number of risks in its operations in addition to interest rate risk as discussed above. Its lending groups are concerned with credit risks, loan loss reserves, prepayments, and oil and natural gas market fluctuations.

     Credit risks are managed by:

 .    experienced management and effective underwriting policies and procedures;

 .    controlling the average loan size;

 .    geographic diversification of the portfolio;

 .    compensating for risk grade by lowering loan to values and higher interest rates; and

 .    servicing and quality control efforts.

     Commercial credit risks are managed by:

 .    diversification of clients by industry classification;

 .    primarily maintaining first position in collateralized assets;

 .    underwriting by experienced professionals and effective underwriting policies and procedures; and

 .    portfolio monitoring and credit collection.

     Dominion Capital's mortgage investments are adversely impacted by increases in the rate at which home equity loans prepay. Accordingly, Dominion Capital actively manages this risk by:

 .    including prepayment penalties, when possible, as part of loan structure;

 .    aggressively enforcing premium recapture provisions with sellers of mortgage loans;

 .    limiting the acquisition of below market (teaser) start rates on adjustable rate mortgages to those covered by prepayment penalties; and

 .    constructing prudent valuation assumptions based on historical prepayment rates globally and within the company.

     The market price of natural gas assets are monitored and coverages are maintained in the underwriting structures of Dominion Capital's loan assets as well as oil and gas hedges.

Notes to Consolidated Financial Statements

NOTE A: Nature of Operations

General Organization and Legal Description Dominion Resources, Inc. (Dominion or the Company) is a holding company headquartered in Richmond, Va. Its principal subsidiary is Virginia Electric and Power Company (Virginia Power), which is a regulated public utility. Virginia Power is engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square mile area in Virginia and northeastern North Carolina. It sells electricity to retail customers (including government agencies) and to wholesale customers such as rural electric cooperatives, power marketers and municipalities. The Virginia service area comprises about 65 percent of Virginia's total land area, but accounts for 80 percent of its population. Virginia Power engages in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas beyond the geographic limits of its service territory.

     Dominion's subsidiary, Dominion Energy, Inc. (DEI), is engaged in independent power production and oil and gas exploration, development and production. Some of the independent power and natural gas and oil businesses are located in foreign countries. In Latin America, DEI is engaged in power generation. See Note (V) for information about the sale of such interests. In Canada, DEI is engaged in natural gas exploration, production and storage. Including the Latin American power generation assets being sold in 2000, DEI's net investment in foreign operations was approximately $277 million at December 31, 1999.

      Dominion Capital, Inc. (Dominion Capital) is Dominion's financial services subsidiary. Dominion Capital's primary business includes commercial lending, merchant banking, asset management and residential mortgage lending.

      Dominion's United Kingdom subsidiary, Dominion U.K. Holding, Inc., owns an 80% interest in Corby Power Station (Corby), a 350-megawatt natural gas-fired power station located in Northamptonshire, about 90 miles north of London. Until mid-1998, this subsidiary also owned East Midlands Electricity, plc (East Midlands), an electricity distribution and supply company in the United
Kingdom.

     Dominion evaluates its businesses along functional lines rather than legal entities. The functional segments include Dominion Delivery (representing the regulated transmission and distribution operations of Virginia Power); Dominion Energy (including the generation-related operations of Virginia Power and DEI); Dominion E&P (representing oil and gas exploration and production activities); Dominion Capital (consistent with legal entity described above); and Corporate Operations (including general corporate items as well as Corby).

     In 1999, Dominion announced its merger with Consolidated Natural Gas Company (CNG) which closed on January 28, 2000. As a result, Dominion became a registered holding company under the Public Utility Holding Company Act of 1935 (the 1935 Act). See Note (X) for further discussion.

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

     The Consolidated Financial Statements include the accounts of Dominion and its subsidiaries. In consolidation, all significant intercompany transactions and accounts have been eliminated.

    Accounting for the utility business conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by federal agencies and the commissions of the states in which the utility business operates.

     As discussed in Dominion's Form 8-K, filed March 29, 1999, Virginia Power discontinued the application of Statement of Financial Accounting Standards No. 71 (SFAS No. 71), Accounting for the Effects of Certain Types of Regulation, to its generation operations. The effect thereof was an after-tax charge of $255 million. See Note (C).

     In connection with the discontinuance of SFAS No. 71, for its utility generation operations, Dominion prospectively changed certain of its accounting policies to those used by nonregulated entities. These policy changes primarily relate to the capitalization of interest on and depreciation of generation-related property. Dominion also reevaluated the economic useful life estimates of its generation-related property in light of the scheduled deregulation of the generation business in Virginia. In addition, Dominion no longer provides for the cost of removal in its provision for depreciation of generation-related utility property, as prescribed by regulatory accounting practices. Effective April 1999, such costs are expensed as incurred. Also, Dominion no longer records retirements of generation-related utility property by charging accumulated depreciation. Rather, Dominion records gains and losses upon retirement of such property based upon the difference between proceeds received, if any, and the property's undepreciated basis at the retirement date. The overall impact of these changes was not material to Dominion's results of operations and financial condition.

Earnings per share Basic earnings per common share are calculated by dividing net income by the average number of common shares outstanding during the year. Under Statement of Financial Accounting Standards No. 128, Earnings Per Share, and Emerging Issues Task Force (EITF) Topic No. D-72, Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings Per Share, diluted earnings per share includes an adjustment to reflect the cost incurred under a total return equity swap associated with Dominion's repurchase of Dominion common stock. The adjustment reduced basic earnings per share by $0.07. For more information on the transaction, see Note (P).

Revenue Revenue is recorded on the basis of services rendered, commodities delivered or contracts settled and include amounts yet to be billed to customers. Revenues from trading activities include realized commodity contract revenues, net of related cost of sales, amortization of option premiums, and unrealized gains and losses resulting from marking to market those commodity contracts not yet settled. Dividend income on securities owned is recognized on the ex-dividend date. Interest income is accrued on the unpaid principal balance.

Fuel, Net Fuel, net includes the cost of fossil fuel and nuclear fuel used in electric generation and purchased energy used to serve electric sales. It also includes the cost of purchased energy associated with power marketing sales subject to cost of service rate regulation.

     Approximately 95% of Virginia Power's rate regulated fuel costs are subject to deferral accounting. Deferral accounting provides that the difference between reasonably incurred actual expenses and the level of expenses included in current rates is deferred and matched against future revenues. Fuel, net includes the effect of this deferral accounting and may therefore show expenses that are marginally higher or lower than the actual cost of fuel consumed during the period.

Investments in Affiliates Investments in common stocks of affiliates representing 20% to 50% ownership, and joint ventures and partnerships representing generally 50% or less ownership interests, are accounted for under the equity method.

    Dominion also uses the equity method when accounting for its 80% investment in Corby, as the Company believes that Corby's governing agreements give substantive participating rights to the minority shareholder. Corby owns and operates a 350-megawatt gas-fired power station in England. At December 31, 1999, Corby's assets and liabilities were as follows: current assets of $40 million, current liabilities of $31 million, non-current assets of $263 million, and non-current liabilities of $232 million. Corby had total revenues of $137 million and total expenses (including interest and taxes) of $122 million in 1999.

Goodwill Goodwill is the excess of the cost of net assets acquired in business combinations over their fair value. It is amortized on a straight-line basis over periods ranging from 20 to 40 years. Goodwill is evaluated for impairment at least annually.

Property, Plant and Equipment Property, plant and equipment is recorded at original cost, which includes labor, materials, services, and other indirect costs.

     The cost of acquisition, exploration and development of natural resource properties is accounted for under the successful efforts method.

     Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset and is depreciated over the asset's estimated useful life. In 1999, 1998 and 1997, $30 million, $10 million and $4 million of interest cost was capitalized, respectively.

Depreciation, Depletion and Amortization Depreciation of power generation plant (other than nuclear fuel) is computed using the straight-line method based on projected useful service lives. For Virginia Power's transmission and distribution assets, which remain subject to SFAS No. 71, the cost of depreciable utility plant retired and the cost of removal, less salvage, are charged to accumulated depreciation. The provision for depreciation applicable to utility operations resulted in a weighted average rate of 3.2% for 1999, 1998 and 1997.

     Owned nuclear fuel is amortized on a unit-of-production basis sufficient to amortize fully, over the estimated service life, the cost of the fuel plus permanent storage and disposal costs.

     Natural gas properties are depleted using the units-of-production method.

Federal Income Taxes Dominion and its subsidiaries file a consolidated federal income tax return.

     Deferred income taxes are provided for all significant temporary differences between the financial and tax basis of assets and liabilities using presently enacted tax rates in accordance with SFAS No. 109, Accounting for Income Taxes. Temporary differences occur when events and transactions recognized for financial reporting result in taxable or tax-deductible amounts in future periods. The regulatory treatment of temporary differences can differ from the requirements of SFAS No. 109. Accordingly, a regulatory asset has been recognized if it is probable that future revenues will be provided for the payment of deferred tax liabilities.

     Dominion accounts for investment tax credits related to utility plant subject to cost-based regulation under the "deferral method," which provides for the amortization of these credits over the service lives of the property giving rise to the credits.

Regulatory Assets The financial statements reflect assets and costs in accordance with SFAS No. 71 and related literature. SFAS No. 71 provides that certain expenses normally reflected in income are deferred on the balance sheet as regulatory assets. Regulatory assets represent probable future revenue associated with certain costs that will be recovered from customers through the ratemaking process. See Notes (C) and (E) for information on regulatory assets and the impact of legislation on continued application of SFAS No. 71.

Foreign Currency Translation Dominion translates foreign currency financial statements by adjusting balance sheet accounts using the exchange rate at the balance sheet date and income statement accounts using the average exchange rate for the year. Translation gains and losses are recorded in shareholders' equity as a component of accumulated other comprehensive income. Gains and losses resulting from the settlement of transactions in a currency other than the functional currency are reflected in income.

Amortization of Debt Issuance Costs Dominion defers and amortizes any expenses incurred in the issuance of long-term debt, including premiums and discounts associated with such debt, over the lives of the respective issues. Any gains or losses resulting from the refinancing of debt allocable to utility operations that are subject to cost-based regulation are also deferred and amortized over the lives of the new issues of long-term debt as permitted by regulatory commissions. In addition, gains or losses resulting from the redemption of debt allocable to utility operations that are subject to cost-based regulation without refinancing are amortized over the remaining lives of the redeemed issues.

Investment Securities Dominion accounts for and classifies investments in equity securities that have readily determinable fair values and for all investments in debt securities based on management's intent. The investments are classified into three categories and accounted for in the following manner: Debt securities which are intended to be held to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities purchased and held with the intent of selling them in the current period are classified as trading securities and are reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities that are neither held-to-maturity or trading are classified as available-for-sale securities. These are reported at fair value with unrealized gains and losses reported in shareholders' equity, as a component of accumulated other comprehensive income, net of tax. However, for a discussion of the treatment for securities held in nuclear decommissioning trusts and classified as available for sale, see
Note (H).

Mortgage Investments Mortgage investments at December 31, 1999 consist of subordinated bonds and interest-only strips retained at securitization of the mortgage loans. In accordance with SFAS No. 134, Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, mortgage investments are classified as available for sale as defined by SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Changes in the fair value of the mortgage investments are reported in accumulated other comprehensive income. Fair value of the residual is analyzed quarterly on a security level stratum, further disaggregated between the fixed rate and adjustable rate pieces of interest-only strips to determine whether prepayment experience, losses and changes in the interest rate environment have had an impact on the valuation. Expected cash flows of the underlying loans sold are reviewed based upon current economic conditions and the type of loans originated and are revised as necessary.

Mortgage Loans in Warehouse Mortgage loans in warehouse consist of mortgage loans secured by single family residential properties. Any price premiums or discounts on mortgage loans, including any capitalized costs or deferred fees on originated loans, are deferred as an adjustment to the cost of the loans and are therefore included in the determination of any gains or losses on sales of the related loans. Mortgage loans in warehouse are carried at the lower of cost or market value.

Loans Receivable, Net and Finance Receivables Held for Sale Loans receivable and finance receivables held for sale are stated at their outstanding principal balance, net of the allowance for credit losses and any deferred fees or costs. Origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield of the related loans receivable.

     The allowance for credit losses is established through provisions for credit losses charged against income. Loans and finance receivables deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. At December 31, 1999 and 1998, the allowance for credit losses for loans receivable, net was $47 million.

Gain on Sale of Loans Gain on sale of loans represents the present value of amounts based on the difference between the interest rate received on the mortgage loans and the interest rate received by the investor in the securities after considering the effects of estimated prepayments, credit losses, costs to service the mortgage loans, and non-refundable fees and premiums on loans sold. Gains on the sale of loans are recognized on the settlement date and are based on the relative fair market value of the portion sold and retained. Concurrently with recognizing such gain on sale, a corresponding asset representing interest-only strips retained at securitization is recorded based on the net present value of the projected cash flows. The asset, which is classified as available for sale, is amortized in proportion to the estimated income received.

Loan Servicing Rights SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, (SFAS No. 125) requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans. Mortgage servicing rights are recorded when purchased or when mortgage loans are originated and subsequently sold or securitized with the servicing rights retained. The total cost of the mortgage loans is allocated to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. The cost of servicing rights is capitalized and amortized in proportion to, and over the period of, estimated future net servicing income.

     In order to determine the fair value of the servicing rights, the company uses market prices under comparable servicing sales contracts, or alternatively, it uses a valuation model that calculates the present value of future cash flows.

     In accordance with SFAS No. 125, the company assesses the impairment of the capitalized mortgage servicing portfolio based on the fair value of those rights, and any impairment is recognized through a valuation allowance.

     Mortgage loans serviced require regular monthly payments from borrowers. Income on loan servicing is generally recorded as payments are collected and is based on a percentage of the principal balance of loans serviced. Loan servicing expenses are charged to operations when incurred.

Derivatives -- Other Than Trading Dominion utilizes futures and forward contracts and derivative instruments, including swaps, caps and collars, to manage exposure to fluctuations in interest rates, foreign currency exchange rates, lease payments, and natural gas and electricity prices.

     These futures, forwards and derivative instruments are deemed effective hedges when the item being hedged and the underlying financial or commodity instrument show strong historical correlation. Dominion uses deferral accounting to account for futures, forwards and derivative instruments which are designated as hedges. Under this method, gains and losses (including the payment of any premium) related to effective hedges of existing assets and liabilities are recorded on the balance sheet and recognized in earnings in conjunction with earnings of the designated asset or liability. Gains and losses related to effective hedges of firm commitments and anticipated transactions are included in the measurement of the subsequent transaction. Cash flow from derivatives designed as hedges are reported in Net cash flow from operating activities.

Derivatives -- Trading The fair value method, which is used for those derivative transactions which do not qualify for settlement or deferral accounting, requires that derivatives are carried on the balance sheet at fair value, with changes in that value recognized in earnings or stock-holder's equity. As part of Dominion's strategy to market energy from its generation capacity and to manage the risks related thereto, it enters into contracts for the purchase and sale of energy commodities. Dominion uses the fair value method for its trading activities.

     Options, swaps and future contracts are marked to market with resulting gains and losses reported in earnings. Forward contracts, initiated for trading purposes, are also marked to market with resulting gains and losses reported in earnings. For swaps, forward contracts, and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are marked to market based on closing exchange prices.

     Commodity contracts representing unrealized gain positions are reported as Commodity contract assets; commodity contracts representing unrealized losses are reported as Commodity contract liabilities. In addition, purchased options and options sold are reported as Commodity contract assets and Commodity contract liabilities, respectively, at estimated market value until exercise or expiration. Realized commodity contract revenues, net of related cost of sales, settlement of futures contracts, amortization of option premiums, and unrealized gains and losses resulting from marking positions to market are included in Operating revenue and income -- Other. Cash flow from trading activities is reported in Net cash flow from operating activities.

Other Derivatives Dominion uses total return swaps to accumulate loans and securities for future sale as collateralized debt obligation securities. Gains and losses from the settlements and sale of total return swaps are recorded as Operating revenue and income -- Other. Total return swaps are marked to market with the corresponding unrealized gains and losses also recorded in Operating revenue and income--Other. Cash flow from total return swaps are reported in Net cash flow from operating activities.

     Dominion has used total return equity swaps to reacquire shares of its outstanding common stock. Dominion has the option to settle any price fluctuation settlement requirements and fees with the third party counterparty in either cash or shares of common stock. Due to Dominion's ability to issue shares to resolve settlement issues with respect to the swap, Dominion records all amounts received or paid under this arrangement as either increases or decreases to equity.

    The net of amounts paid and amounts received under interest rate swaps is reported as interest expense in the Consolidated Statement of Income.

Cash Current banking arrangements generally do not require checks to be funded until actually presented for payment. At December 31, 1999 and 1998, accounts payable included the net effect of checks outstanding but not yet presented for payment of $61 million and $58 million, respectively.

     For purposes of the Consolidated Statements of Cash Flows, Dominion considers cash and cash equivalents to include cash on hand and temporary investments purchased with a maturity of three months or less.

Reclassification Certain amounts in the 1998 and 1997 Consolidated Financial Statements have been reclassified to conform to the 1999 presentation.

NOTE C: Extraordinary Item and 1998 Rate Settlement

Extraordinary Item -- Discontinuance of SFAS No. 71 During its 1998 session, the Virginia legislature passed a law that required a transition to retail competition between January 1, 2002 and January 1, 2004, but left the details as to how that would be accomplished to future enabling legislation.

      In March 1999, the Governor of Virginia signed into law legislation establishing a detailed plan to restructure the electric utility industry in Virginia. The major elements of the bill included:

 .    Phase-in of retail customer choice beginning in 2002 with full retail customer choice by 2004; the schedule is to be determined by the Virginia Commission, which has the authority to accelerate or delay implementation under certain conditions; however, the phase-in of retail customer choice may not be delayed beyond January 1, 2005;
 .    No mandatory divestiture of generating assets;
 .    Deregulation of generation in 2002;
 .    Capped base rates from January 1, 2001 to July 1, 2007;
 .    Recovery of net stranded costs through capped rates or a wires charge paid by those customers opting, while capped rates are in effect, to purchase energy from a competitive supplier;
 .    Cost-based recovery of fuel expenses until July 2007;
 .    Consumer protection safeguards;
 .    Establishment of default service beginning January 1, 2004; and
 .    Creation of a Legislative Transition Task Force to oversee the implementation of the statute.

     Under this legislation, Virginia Power's base rates will remain unchanged until July 2007 and recovery of generation-related costs will continue to be provided through the capped rates. In addition, under companion legislation enacted by Virginia in 1999, providers of electric service will be subject to corporate income taxes in lieu of gross receipts taxes, effective in 2001.

     As discussed in Note (B), Dominion's financial statements reflect regulatory assets and liabilities under cost-based rate regulation in accordance with SFAS No. 71. Rate-regulated companies are required to write off regulatory assets against current earnings whenever changes in facts and circumstances result in those assets no longer satisfying criteria for recognition as defined by SFAS No. 71. The legislation's deregulation of generation was an event that required discontinuation of SFAS No. 71 for utility generation operations. Virginia Power's transmission and distribution operations continue to meet the criteria for recognition of regulatory assets and liabilities as defined by SFAS No. 71. In addition, fuel continues to be subject to deferral accounting.

     In order to measure the amount of regulatory assets to be written off, Virginia Power evaluated to what extent recovery of regulatory assets would be provided through the capped rates during the transition period. EITF Issue No. 97-4, "Deregulation of the Pricing of Electricity Issues Related to the Application of FASB Statements No. 71, Accounting for the Effects of Certain Types of Regulation, and No. 101, Regulated Enterprises -- Accounting for the Discontinuance of Application of FASB Statement No. 71" (EITF Issue 97-4), provides guidance about writing off regulatory assets when SFAS No. 71 is discontinued for only a portion of a utility's operations. The provisions of the Virginia legislation provide an opportunity to recover generation-related costs, including certain regulatory assets, through capped rates prior to July 2007. Under EITF Issue 97-4, such generation-related regulatory assets will continue to be recognized until they are recovered through capped rates. Generation-related assets and liabilities that will not be recovered through the capped rates were written off in the first quarter of 1999, resulting in an after-tax charge to earnings of $255 million. This amount also included the write-off of regulatory assets previously assigned to wholesale requirements customers. See Note (E) for further discussion of net regulatory assets at December 31, 1999.

     In addition to the write-off of generation-related net regulatory assets, the $255 million charge included a write-off of approximately $18 million, after-tax, of other generation-related assets. Pursuant to EITF Issue 97-4, a corresponding regulatory asset of $23 million, representing the amount expected to be recovered during the transition period related to these assets, was established. The extraordinary item also included the write-off of approximately $38 million, after-tax, of deferred investment tax credits.

     The events or changes in circumstances that cause discontinuance of SFAS No. 71, and write-off of regulatory assets, also require a review of utility plant assets and long-term power purchase contracts for possible impairment. This review was based on estimates of possible future market prices, load growth, competition and many other assumptions. Virginia Power evaluated its generation assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Those evaluations included the effects of nuclear decommissioning and other currently identified environmental expenditures. Based on those analyses which were highly dependent on the underlying assumptions, no plant write-downs were appropriate at that time.

     Virginia Power reviewed its long-term power purchase commitments for potential loss in accordance with SFAS No. 5, Accounting for Contingencies, and Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing. Based on projections of possible future market prices for wholesale electricity, the results of the analyses of the Company's long-term power purchase contracts indicated no loss recognition is appropriate at this time. Other projections of possible future market prices indicated a possible loss of $500 million. In the absence of capped rates as provided by the legislation, the potential exposure related to Virginia Power's power purchase contracts would have otherwise been approximately $3.2 billion.

     Significant estimates were required in recording the effect of the deregulation legislation, including the resulting impact on the fair value determination of generating facilities and estimated purchases under long-term power purchase contracts. Such projections are highly dependent on customer load projections, generating unit availability, the timing and type of future capacity additions in Virginia Power's market area, and market prices for fuel and electricity. The projections are subject to re-evaluation.

Virginia 1998 Rate Settlement

In 1998, Virginia Power reached a settlement with the Virginia Commission to resolve then outstanding rate proceedings. The settlement provided for the following:

 .    A two-phased base rate reduction: $100 million per annum beginning March 1,
     1998 with one additional $50 million per annum reduction beginning March 1, 1999;
 .    A base rate freeze through February 28, 2002 unless a change is necessary to protect the legitimate interests of the Company, its shareholder or ratepayers;
 .    An immediate, one-time refund of approximately $150 million for the period
     March 1, 1997 through February 28, 1998;
 .    A discontinuation of deferral accounting for purchased power capacity expenses effective February 28, 1998;
 .    A write-off of a minimum of $220 million of regulatory assets in addition to normal amortization by February 28, 2002.

     Due to the required write-off of a minimum of $220 million of regulatory assets in addition to normal amortization thereof during the rate freeze period, Dominion evaluated regulatory assets for potential impairment under SFAS No. 71. Based on the uncertainty of Virginia Power's earnings potential for regulatory purposes during the rate freeze period, management could no longer conclude that recovery of the $220 million was probable. Previously identified reductions in operating costs of $38 million in 1997 and $27 million in 1996 were used to establish a reserve for potential impairment of regulatory assets. Accordingly, Dominion charged $159 million to second quarter 1998 earnings, which when combined with the reserve for accelerated cost recovery accrued in 1996 and 1997, provided for the impairment of regulatory assets resulting from the settlement.

NOTE D: Taxes

Income before provision for income taxes was as follows:

                                   ---------------------------------------
Year ended December 31,            1999             1998              1997
(millions)
U.S.                               $792             $397              $713
Non-U.S.                             36              472               (34)
                                   ---------------------------------------
Total                              $828             $869              $679
                                   =======================================

The provision for income taxes, classified by the timing and location of payment, was as follows:

                                   ---------------------------------------
At December 31,                    1999             1998              1997
(millions)

Current:
U.S.                               $187             $153              $222
State                                18               25                 9
Non-U.S                               4              101                25
                                   ---------------------------------------
 Total Current                      209              279               256
                                   ---------------------------------------
Deferred:
U.S.                                 64               24                22
State                                                 (3)
Non-U.S                               1               23               (28)
                                   ---------------------------------------
 Total Deferred                      65               44                (6)
                                   ---------------------------------------
Amortization of deferred
 investment tax credits--net        (15)             (17)              (17)
                                   ---------------------------------------
  Total Provision                  $259             $306              $233
                                   =======================================

The statutory U.S. federal income tax rate reconciles to the effective income tax rates as follows:

                                   ---------------------------------------
Year ended December 31,            1999             1998              1997

U.S. statutory rate                35.0%            35.0%             35.0%
Utility plant differences           0.3              3.0               0.9
Preferred dividends of
 Virginia Power                     1.6              1.4               1.5
Amortization of investment
 tax credits                       (1.8)            (1.9)             (2.0)
Nonconventional fuel credit        (4.4)            (2.8)             (3.0)
UK windfall profits tax             0.0              0.0              12.1
Other--benefits and taxes related
 to foreign operations             (0.2)            (0.1)              3.6
State taxes net of federal benefit  1.5              1.5               0.7
Other, net                         (0.7)            (0.9)             (2.2)
                                   ---------------------------------------
Effective tax rate                 31.3%            35.2%             46.6%
                                   =======================================

The effective income tax rate includes state and foreign income taxes. The effective income tax rate was higher in 1997 due to the one-time windfall profits tax at East Midlands.

     The 1999 United Kingdom corporate income tax rate was 30%, compared to 31% and 33% in 1998 and 1997, respectively. Income tax expense from continuing operations for 1998 has been reduced by $8 million to reflect the decrease in deferred tax liabilities resulting from the 1% decrease in the corporate tax rate. Income tax expense from continuing operations in 1997 has been reduced by $16 million to reflect the decrease in deferred tax liabilities resulting from the 2% decrease in the corporate tax rate.

     Dominion's net noncurrent deferred tax liability is attributable to:

                                                   -----------------------
At December 31,                                      1999             1998
(millions)

Assets:
Deferred investment tax credits                    $   52           $   78
                                                   -----------------------
Total deferred income tax asset                        52               78
                                                   =======================
Liabilities:
Depreciation method and plant
 basis differences                                  1,485            1,498
Income taxes recoverable
 through future rates                                  20              155
Partnership basis differences                         159              168
Other                                                  87               50
                                                   -----------------------
Total deferred income tax liability                 1,751            1,871
                                                   -----------------------

Net deferred income tax liability                  $1,699           $1,793
                                                   =======================

NOTE E: Regulatory Assets

Regulatory assets included the following:

                                                                 ---------------
At December 31,                                                  1999       1998
(millions)
Income taxes recoverable through future rates                    $ 57       $439
Cost of decommissioning DOE uranium
 enrichment facilities                                             55         62
Deferred losses on reacquired debt, net                            15         31
Deferred fuel                                                      63         28
Other                                                              31         60
                                                                 ---------------
Total                                                            $221       $620
                                                                 ===============

The incurred costs underlying these regulatory assets may represent expenditures by Virginia Power or may represent the recognition of liabilities that ultimately will be settled at some time in the future. See Note (C) for information about the write-off of regulatory assets that resulted from 1999 deregulation legislation and the settlement of Virginia Power's 1998 Virginia rate proceeding.

     Income taxes recoverable through future rates represent principally the tax effect of depreciation differences not normalized in earlier years for rate-making purposes. These amounts are amortized as the related temporary differences reverse. Such amounts are net of related regulatory liabilities and $43 million associated with deferred income taxes which were established at rates in excess of the current federal rate and are subject to Internal Revenue Code normalization requirements.

     The costs of decommissioning the Department of Energy's (DOE) uranium enrichment facilities represents the unamortized portion of Virginia Power's required contributions to a fund for decommissioning and decontaminating DOE's uranium enrichment facilities. Virginia Power is making such contributions over a 15-year period with escalation for inflation. These costs are currently being recovered in fuel rates.

     Where permitted by appropriate regulatory jurisdictions for the portion of Virginia Power's operations that remain subject to cost-based regulation, losses on reacquired debt are deferred and amortized over the lives of the new issues of long-term debt. Gains or losses resulting from the redemption of debt without refinancing are amortized over the remaining lives of the redeemed issues.

     Deferred fuel accounting provides that the difference between reasonably incurred actual expenses and the recovery for such costs included in current rates is deferred and matched against future revenue.


NOTE F: Property, Plant and Equipment

Major classes of property, plant and equipment and their respective balances are:

                                                           ---------------------
At December 31,                                               1999          1998
(millions)
Utility:
Production                                                 $ 7,758       $ 7,714
Transmission                                                 1,517         1,422
Distribution                                                 4,835         4,682
Other electric                                                 901           941
Plant under construction                                       677           449
Nuclear fuel                                                   801           816
                                                           ---------------------
  Total utility                                             16,489        16,024
                                                           ---------------------
Nonutility:
Natural gas properties                                       1,127           710
Independent power properties                                   811         1,190
Other                                                          219           182
                                                           ---------------------
  Total nonutility                                           2,157         2,082
                                                           ---------------------
   Total property, plant and equipment                     $18,646       $18,106
                                                           =====================

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

     The total estimated cost to decommission the four nuclear units is currently estimated at $1.6 billion based on a site-specific study that was completed in 1998. The cost estimate assumes that the method of completing decommissioning activities is prompt dismantlement. This method assumes that dismantlement and other decommissioning activities will begin shortly after cessation of operations, which under current operating unit licenses will begin in 2012, 2013, 2018 and 2020. The balance in the external trusts available for decommissioning was $818 million at December 31, 1999.

     The amount being accrued for decommissioning is equal to the amount being collected from ratepayers and is included in depreciation, depletion and amortization expense. The decommissioning collections were $36 million per year for the period 1997 through 1999. However, an additional $10 million was expensed in 1997 based on an expected increase in the decommissioning collections for 1997 as provided in Virginia Power's rate case then pending before the Virginia Commission. Since the Virginia rate case settlement did not include such an increase, the 1998 expense provision was decreased by $10 million. Therefore, the expense levels were $36 million, $26 million and $46 million in 1999, 1998 and 1997, respectively.

      Net earnings of the trusts' investments are included in Other income. In 1999, 1998 and 1997, net earnings were $17 million, $18 million and $21 million, respectively. The accretion of the decommissioning obligation is equal to the trusts' net earnings and is also recorded in Other income.

     The accumulated provision for decommissioning, which is included in Accumulated depreciation, depletion and amortization in the Consolidated Balance Sheets, includes the accrued expense and accretion described above and any unrealized gains and losses on the trusts' investments. At December 31, 1999, the net unrealized gains were $291 million, which is an increase of $60 million over the December 31, 1998 amount of $231 million. The accumulated provision for decommissioning at December 31, 1999 was $818 million. It was $705 million at December 31, 1998.

     The NRC requires nuclear power plant owners to annually update minimum financial assurance amounts for the future decommissioning of the nuclear facilities. Virginia Power's 1999 NRC minimum financial assurance amount, aggregated for the four nuclear units, was $1.0 billion. Financial assurance is provided by a combination of surety bonds and the funds being collected and funded in the external trusts.

     The Financial Accounting Standards Board (FASB) is reviewing the accounting for nuclear plant decommissioning. FASB has tentatively determined that the estimated cost of decommissioning should be reported as a liability rather than as accumulated depreciation and that a substantial portion of the decommissioning obligation should be recognized earlier in the operating life of the nuclear unit. During its deliberations, FASB expanded the scope of the project to include similar unavoidable obligations to perform closure and post-closure activities for other long-lived assets, possibly including non-nuclear power plants. Any forthcoming standard may also impact regulated utility plant depreciation practices, the impact of which cannot be determined at this time.

     The following information relates to Virginia Power's proportionate share of jointly owned utility plants at December 31, 1999.

                                    ----------------------------------------
                                        Bath
                                      County          North
                                      Pumped           Anna           Clover
                                     Storage          Power            Power
                                     Station        Station          Station
Ownership interest                     60.0%          88.4%            50.0%
(millions)
Plant in service                      $1,069         $1,824             $536
Accumulated depreciation                 274          1,066               56
Nuclear fuel                                            361
Accumulated amortization of
 nuclear fuel                                           334
Construction work in progress                            61                3
                                    ========================================

The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly owned facilities in the same proportions as their respective ownership interest. Such operating costs are classified in the appropriate expense category in the Consolidated Statements of Income.

NOTE G: Short-Term Debt and Credit Agreements

Dominion and its subsidiaries have credit agreements with various expiration dates. Dominion and its subsidiaries pay fees in lieu of compensating balances in connection with these credit agreements. These agreements provided for maximum borrowings of $5.1 billion and $4.6 billion at December 31, 1999 and 1998, respectively. At December 31, 1999 and 1998, $2.3 billion and $1.2 billion, respectively, was borrowed under such agreements.

     Dominion and its subsidiaries' credit agreements supported $1.2 billion and $297 million of commercial paper at December 31, 1999 and 1998, respectively. A total of $813 million and $222 million of the commercial paper was classified as short-term in 1999 and 1998, respectively. A significant portion of the commercial paper is supported by credit agreements that have expiration dates extending beyond one year. Therefore, a total of $364 million and $75 million of the commercial paper was classified as long-term in 1999 and 1998, respectively. These borrowings are used primarily to fund operational needs at Dominion and its subsidiaries. For discussion of interim financing associated with the CNG merger, see Note (X).

    A summary of the amounts that are classified as short-term debt at December 31 follows:

                                -----------------------------------------------------------
                                           1999                            1998

                                                   Weighted                        Weighted
                                     Amount         Average          Amount         Average
                                Outstanding   Interest Rate     Outstanding   Interest Rate
(millions, except percentages)
Commercial paper                       $813            5.3%            $222            5.4%
Term-notes                               57            9.7%              79            7.8%
                                -----------------------------------------------------------
Total                                  $870                            $301
                                ===========================================================

NOTE H: Investment Securities

Securities classified as available-for-sale as of December 31 follow:

                                -----------------------------------------------------------
                                                      Gross           Gross
                                                 Unrealized      Unrealized       Aggregate
Security Type                          Cost           Gains          Losses      Fair Value
(millions)
1999
Equity                                 $134             $ 2             $10            $126
Debt                                   $396                             $10            $386
1998
Equity                                 $165             $11             $ 7            $169
Debt                                   $333                             $ 2            $331
                                ===========================================================

Debt securities held at December 31, 1999 do not have stated contractual maturities because borrowers have the right to call or repay obligations with or without call or prepayment penalties.

     For the years ended December 31, 1999 and 1998, the proceeds from the sales of available-for-sale securities were $35 million and $40 million, respectively. The gross realized gains were $5 million and $3 million for 1999 and 1998, respectively. The gross realized loss for 1998 was $1 million. The basis on which the cost of these securities was determined is specific identification. The changes in net unrealized holding gains and losses on available-for-sale securities have resulted in a decrease in the separate component of shareholders' equity during the years ended December 31, 1999 and 1998 of $17 million, net of tax, and $6 million, net of tax, respectively. The changes in net unrealized holding gains and losses on trading securities increased earnings during the years ended December 31, 1999 and 1998 by $1 million and $9 million, respectively.

     For a discussion of investment securities held in nuclear decommissioning trusts, see Note (F).

NOTE I: Fair Value of Financial Instruments

The fair value amounts of Dominion's financial instruments have been determined using available market information and valuation methodologies deemed appropriate in the opinion of management. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market estimation assumptions may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents The carrying amount of these items is a reasonable estimate of their fair value.

                                    ------------------------------------------
                                      Carrying Amount    Estimated Fair Value
                                    ------------------  ----------------------
At December 31,                        1999       1998       1999         1998
(millions)
Assets:
 Cash and cash equivalents          $   280    $   426    $   280      $   426
 Trading securities                       2          1          2            1
 Mortgage loans in warehouse            119        140        119          146
 Commodity-based swaps
  and options, trading                    6          6         10           10
 Available-for-sale securities          512        500        512          500
 Loans and notes receivable
  and finance receivables
  held for sale                       2,131      1,722      2,131        1,768
 Nuclear decommissioning
  trust funds                           818        705        818          705
                                    ------------------------------------------
Liabilities:
 Short-term debt                        870        301        870          301
 Commodity-based swaps
  and options, trading                    5          9          5            9
 Long-term debt                       7,317      6,719      7,185        6,971
 Preferred securities of
  subsidiary trusts                     385        385        359          430
 Preferred stock                        180        180        181          186
 Loan commitments                                             937          762
                                    ------------------------------------------
Unrecognized financial
 instruments:
 Forward treasury locks                                                      2
 Interest rate-swaps                                           (15)         (6)
 Equity -- total return swap                                   (19)
 Swaps, collars and futures
  contracts                                                      5          23
                                    ==========================================

Investment Securities and Nuclear Decommissioning Trust Funds The estimated fair value is based on quoted market prices, dealer quotes, and prices obtained from independent pricing sources.

Mortgage Loans in Warehouse The fair value of mortgage loans in warehouse is based on outstanding commitments from investors.

Commodity-Based Swaps and Options, Trading Fair value reflects the Company's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments.

Loans and Notes Receivable and Finance Receivables The carrying value approximates fair value due to the variable rate or term structure.

Short-Term Debt and Long-Term Debt Market values are used to determine the fair value for debt securities for which a market exists. For debt issues that are not quoted on an exchange, interest rates currently available to the company for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The carrying amount of debt issues with short-term maturities and variable rates refinanced at current market rates is a reasonable estimate of their fair value.

Preferred Securities of Subsidiary Trusts The fair value is based on market quotations.

Preferred Stock The fair value of the fixed-rate preferred stock subject to mandatory redemption was estimated by discounting the dividend and principal payments for a representative issue of each series over the average remaining life of the series.

Loan Commitments The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties.

Total Return and Interest Rate Swaps The fair value is based upon the present value of all estimated net future cash flows, taking into account current interest rates and the creditworthiness of the swap counterparties.

Forward Treasury Lock Contracts Fair value is based on the difference between the yield at December 31, 1998 on the 30-year treasury note and such rates specified in the contracts.

Total Return Equity Swaps The fair value of the total return equity swap is estimated by obtaining quotes from brokers.

Swaps, Collars, and Futures Contracts Derivatives used by the Company to hedge its exposure to interest rate fluctuations and mitigate its exposure to future gas price fluctutations. These instruments are marked to market with any unrealized gains or losses deferred until the hedged item is sold.

NOTE J: Long-Term Debt

                                                                     -----------------------------------------------------
At December 31,                                                              1999                     1998
                                                                     Balance  Interest Rate(6)  Balance   Interest Rate(6)
(millions)
Virginia Power First and
 Refunding Mortgage Bonds(1):
 1989 Series B, due 1999                                                                         $  100              8.9%
 1993 Series C, due 2000                                              $  135             5.9%       135              5.9
 1993 Series E, due 2001                                                 100             6.0        100              6.0
 1992 Series E, due 2002                                                 155             7.4        155              7.4
 1993 Series F, due 2002                                                 100             6.0        100              6.0
 1993 Series B, due 2003                                                 200             6.6        200              6.6
 Various series, due 2004-2007                                           665         7.6-8.0        665          7.6-8.0
 Various series, due 2021-2025                                         1,101         5.4-8.8      1,125          5.4-8.8
                                                                     -----------------------------------------------------
Total First and Refunding Mortgage Bonds                               2,456                      2,580
                                                                     -----------------------------------------------------
Other long-term debt:
 Dominion:
  Commercial paper(2)                                                    300                          3
 Virginia Power:
  Term notes, fixed interest rate, due 1998-2008                         422        5.7-10.0        563         5.7-10.0
  Various series, due 2004-2038                                          375         6.7-7.1        150              7.1
  Tax exempt financings(3):
   Money market municipals, due 2007-2027                                489             3.3        489              3.5
   Other, due 2022-2024                                                   29             5.4         29              5.4
 Dominion UK:
  Variable rate debt, due 1998-2007                                       54             5.8         55              7.6
 DEI:
  Secured revolving lines of credit, variable rates, due 2002, 2005      303         5.6-6.0
                                                                     -----------------------------------------------------
Total other long-term debt                                             1,972                      1,289
                                                                     -----------------------------------------------------
Nonrecourse nonutility:
 Dominion:
  Bank loans, due 2005-2008(5)                                            18             5.8         19             9.25
 DEI:
  Revolving credit agreements, due 2001                                  363         5.7-6.7        432          5.4-6.0
  Bank loans, due 1998-2024                                               39         4.5-6.6         45          4.5-6.6
  Senior secured bonds, fixed rate, due 2020                             265             7.3        265              7.3
  Bonds, due 2001-2003                                                                               60          7.7-8.8
  Other                                                                    3             5.4         19          9.7-9.9
 Dominion Capital:
  Senior notes(4):
  Fixed rate, due 2000-2003                                               96         6.1-7.6         96          6.1-7.6
  Term notes, fixed rate, due 1998-2012                                  159        6.5-12.1        175         6.5-12.1
  Line of credit, variable rate, due 1998-2000                            48             6.2        118              6.2
  Line of credit, fixed rate, due 2000                                    44             6.2
  Notes payable, due 2002-2006                                           298             6.5        350              6.0
  Commercial paper                                                        64             5.6         72              5.2
  Revolving credit agreements                                          1,492             5.9      1,200          5.5-6.2
                                                                     -----------------------------------------------------
Total nonrecourse -- nonutility debt                                   2,889                      2,851
                                                                     -----------------------------------------------------
Total debt                                                             7,317                      6,720
                                                                     -----------------------------------------------------
Less amounts due within one year:
 First and Refunding Mortgage Bonds                                      135                        100
 Term notes and Loans                                                     60                        221
 Nonrecourse -- nonutility                                               161                        122
                                                                     -----------------------------------------------------
Total amount due within one year                                         356                        443
                                                                     -----------------------------------------------------
Less unamortized discount, net of premium                                 25                         25
                                                                     -----------------------------------------------------
Total long-term debt                                                  $6,936                     $6,252
                                                                     =====================================================


Notes:
(1) Substantially all of Virginia Power's property is subject to the lien of the mortgage, securing its First and Refunding Mortgage Bonds.
(2)  See Note (G).
(3) Certain pollution control equipment at Virginia Power's generating facilities has been pledged or conveyed to secure these financings.
(4) Certain common stock owned by Dominion Capital is pledged as collateral to secure the loan.
(5)  Real estate at Dominion is pledged as collateral.
(6) Interest rates are rounded to the nearest one-tenth of one-percent and consist of weighted average interest rates for variable rate debt.

Maturities (including sinking fund obligations) through 2004 are as follows (in millions): 2000-$356; 2001-$623; 2002-$753; 2003-$319; and 2004-$486.

NOTE K: Common Stock

On July 20, 1998, Dominion's Board of Directors authorized the repurchase of up to $650 million of Dominion common stock outstanding. As of December 31, 1999, Dominion had repurchased approximately 11 million shares valued at approximately $503 million. In 2000, Dominion has repurchased approximately 5 million shares of stock through the implementation of a total return swap and accelerated stock repurchase facilities. These shares were repurchased at a cost of approximately $209 million. For additional information on the total return swap, see Note (P).

     Immediately before the CNG merger, Dominion concluded a first step transaction in which 33 million shares of Dominion common stock were exchanged for approximately $1.4 billion.

NOTE L: Long-Term Incentive Plan

In 1997, Dominion's Long-Term Incentive Plan (LTIP) expired and was replaced with the Dominion Resources Incentive Compensation Plan (Incentive Plan). At December 31, 1999, 1,113 options remained outstanding under the LTIP. No further awards will be made under the LTIP. The Incentive Plan provides for the granting of stock options, restricted stock and performance shares to employees of Dominion and its affiliates. The aggregate number of shares of common stock that may be issued under the Incentive Plan is 11 million. The changes in restricted share incentives and option awards under the combined plans were as follows:

                                     -----------------------------------------------------------------------------------------
                                     Restricted         Weighted                Stock              Weighted             Shares
                                         Shares    Average Price              Options         Average Price        Exercisable
Balance at December 31, 1996             95,779          $ 41.18                9,626               $ 29.32              9,626
                                     -----------------------------------------------------------------------------------------
Awards granted -- 1997                   53,884          $ 35.24
Exercised/distributed/forfeited         (44,399)         $ 39.42               (4,800)              $ 29.25
                                     -----------------------------------------------------------------------------------------
Balance at December 31, 1997            105,264          $ 38.88                4,826               $ 29.38              4,826
                                     =========================================================================================
Awards granted -- 1998                   75,866          $ 39.78
Exercised/distributed/forfeited         (83,162)         $ 38.37               (2,700)              $ 29.29
                                     -----------------------------------------------------------------------------------------
Balance at December 31, 1998             97,968          $ 40.02                2,126               $ 29.49              2,126
                                     -----------------------------------------------------------------------------------------
Awards granted -- 1999                   24,758           $43.51            7,146,383               $ 41.38
Exercised/distributed/forfeited         (94,113)          $40.71               (1,113)              $ 29.37
                                     -----------------------------------------------------------------------------------------
Balance at December 31, 1999             28,613           $42.29            7,147,396               $ 41.37          7,147,396
                                     =========================================================================================

Under SFAS No. 123, Accounting for Stock Based Compensation, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service (or vesting) period. However, as permitted under SFAS No. 123, the company instead measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this standard, compensation cost is measured as the difference between the market price of the company's common stock and the exercise price of the option at the grant date. Accordingly, no compensation expense has been recognized for the stock option grants.

     Had compensation cost associated with the stock options been determined under SFAS No. 123 based on the fair market value of the options at the grant date, such cost, net of related income taxes, would have been approximately $20 million for the year ended December 31, 1999. Basic and diluted earnings per share for the year would have decreased by $0.11 and $0.12, respectively, due to the issuance of the stock options.

      The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used:

 .    expected dividend yield of 6.25%;
 .    expected volatility of 15.137%;
 .    contractual life of 10 years;
 .    risk-free interest rate of 6.52%; and
 .    expected lives of six years.

     The fair values of each option at the dates of the grants were as follows:

 .    May 17, 1999                  $4.34
 .    July 12, 1999                 $4.59
 .    September 15, 1999            $4.88
 .    September 20, 1999            $4.90

     The weighted-average fair value of options granted during 1999 was $4.35.

     In 2000, Dominion instituted a third-party loan program whereby Dominion officers may borrow funds to increase their investment in the common stock of Dominion. The first subscription in this program involved approximately 1.7 million shares of common stock at a price of $41.22 per share. Dominion officers are responsible for the payment of such loans.

NOTE M: Obligated Mandatorily Redeemable Preferred Securities of Subsidiary
        Trusts

In December 1997, Dominion established Dominion Resources Capital Trust I
(DR Capital Trust). DR Capital Trust sold 250,000 Capital Securities for $250 million, representing preferred beneficial interests and 97% beneficial ownership in the assets held by DR Capital Trust.

     Dominion issued $258 million of 7.83% Junior Subordinated Debentures (Debentures) in exchange for the $250 million realized from the sale of the Capital Securities and $8 million of common securities of DR Capital Trust. The common securities represent the remaining 3% beneficial ownership interest in the assets held by DR Capital Trust. The Debentures constitute 100% of DR Capital Trust's assets.

     In 1995, Virginia Power established Virginia Power Capital Trust I (VP Capital Trust). VP Capital Trust sold 5 million preferred securities for $135 million, representing preferred beneficial interests and 97% beneficial ownership in the assets held by VP Capital Trust.

     Virginia Power issued $139 million of its 1995 Series A, 8.05% Junior Subordinated Notes (the Notes) in exchange for the $135 million realized from the sale of the preferred securities and $4 million of common securities of VP Capital Trust. The common securities represent the remaining 3% beneficial ownership interest in the assets held by VP Capital Trust. The Notes constitute 100% of VP Capital Trust's assets.

NOTE N: Preferred Stock

Dominion is authorized to issue up to 20 million shares of preferred stock; however, no such shares are issued and outstanding.

     Virginia Power has authorized 10 million shares of preferred stock, $100 liquidation preference. Upon involuntary liquidation, dissolution or winding-up of Virginia Power, each share is entitled to receive $100 per share plus accrued dividends. Dividends are cumulative. Virginia Power preferred stock subject to mandatory redemption, which is non-callable prior to redemption, at December 31, 1999 was as follows:

                                                  -----------------------------
                                                       Shares        Redemption
Series                                            Outstanding              Date
$5.58                                                 400,000            3/1/00
$6.35                                               1,400,000            9/1/00
                                                  -----------------------------
 Total                                              1,800,000
                                                  =============================

Dominion has classified the $180 million of preferred stock subject to mandatory redemption in Securities Due Within One Year.

     There were no redemptions of preferred stock during 1997 through 1999.

     As noted above, the 400,000 shares of the $5.58 Series of Preferred Stock matured on March 1, 2000.

     At December 31, 1999, Virginia Power preferred stock not subject to mandatory redemption, $100 liquidation preference, is listed in the table below.

                                    -----------------------------------------
                                     Issued and                  Entitled Per
                                    Outstanding                    Share Upon
Dividend                                 Shares                    Redemption
$5.00                                   106,677                    $112.50
 4.04                                    12,926                     102.27
 4.20                                    14,797                     102.50
 4.12                                    32,534                     103.73
 4.80                                    73,206                     101.00
 7.05                                   500,000                     105.00(1)
 6.98                                   600,000                     105.00(2)
MMP 1/87(3)                             500,000                     100.00
MMP 6/87(3)                             750,000                     100.00
MMP 10/88(3)                            750,000                     100.00
MMP 6/89(3)                             750,000                     100.00
MMP 9/92 series A(3)                    500,000                     100.00
MMP 9/92 series B(3)                    500,000                     100.00
                                    -----------------------------------------
     Total                            5,090,140
                                    =========================================

(1) Through 7/31/03 and thereafter to amounts declining in steps to $100.00 after 7/31/13.

(2) Through 8/31/03 and thereafter to amounts declining in steps to $100.00 after 8/31/13.

(3) Money Market Preferred (MMP) dividend rates are variable and are set every 49 days via an auction. The weighted average rates for these series in 1999, 1998, and 1997, including fees for broker/dealer agreements, were 4.82%, 4.49%, and 4.48%,respectively.

NOTE O: Retirement Plan, Postretirement Benefits and Other Benefits

In 1999 and 1998, Dominion Resources' Retirement Plan covered virtually all employees of Dominion except the majority of the employees of Dominion's U.K.-based subsidiary, East Midlands Electricity, who were covered by a separate multi-employer plan administered on behalf of the U.K. electricity industry. The Retirement Plan benefits are based on years of service and the employee's compensation. Dominion's funding policy is to contribute annually an amount that is in accordance with the provisions of the Employment Retirement Income Security Act of 1974. For the years 1998 and 1997, non-U.S. activity refers to the pension plan of East Midlands. East Midlands was sold in July 1998. Dominion and its subsidiaries, except for U.K.-based subsidiaries, provide retiree health care and life insurance benefits through insurance companies with annual premiums based on benefits paid during the year. Retiree health benefits in the United Kingdom are generally provided by the state. From time to time in the past, Dominion and its subsidiaries have changed benefits. Some of these changes have reduced benefits. Under the terms of their benefit plans, the companies reserve the right to change, modify or terminate the plans.

The components of the provision for net periodic benefit cost were as follows:

                                                     -----------------------------------------------------------------------------
                                                                         Pension Benefits                       Other Benefits
                                                     --------------------------------------------------     ----------------------
                                                     1999          1998                   1997              1999     1998     1997
Year ending December 31,                             U.S.      U.S.     Non-U.S.      U.S.     Non-U.S.
(millions)
Service cost                                         $ 40      $ 32         $ 10      $ 28         $ 23     $ 17     $ 12     $ 13
Interest cost                                          76        71           44        64           83       28       24       25
Expected return on plan assets                        (93)      (80)         (49)      (69)         (95)     (20)     (16)     (12)
Amortization of transition obligation                                                                         12       12       12
Net amortization and deferral                                    (1)                    (1)                            (1)
                                                     -----------------------------------------------------------------------------
Net periodic benefit cost                            $ 23      $ 22         $  5      $ 22         $ 11     $ 37     $ 31     $ 38
                                                     =============================================================================

                                                                                --------------------------------------------------
                                                                                   Pension Benefits             Other Benefits
                                                                                ----------------------      ----------------------
                                                                                   1999           1998          1999          1998
Change in plan assets:
Fair value of plan assets at beginning of year                                   $1,094          $ 966         $ 212         $ 177
Actual return on plan assets                                                        232            149            45            24
Contributions                                                                        22             22            16            11
Benefits paid from plan assets                                                      (43)           (43)           (1)
                                                                                --------------------------------------------------
Fair value of plan assets at end of year                                          1,305          1,094           272           212
                                                                                --------------------------------------------------

Expected benefit obligation at beginning of year                                  1,126            945           377           365
Actuarial (gain)/loss during prior period                                           (13)            (4)           26           (42)
                                                                                --------------------------------------------------
Actual benefit obligation at beginning of year                                    1,113            941           403           323
Service cost                                                                         40             32            17            12
Interest cost                                                                        76             71            28            24
Benefits paid                                                                       (43)           (43)          (18)          (16)
Actuarial (gain)/loss during the year                                               (89)           125           (29)           34
                                                                                --------------------------------------------------
Expected benefit obligation at end of year                                        1,097          1,126           401           377
                                                                                --------------------------------------------------

Funded status                                                                       208            (32)         (129)         (165)
Unrecognized net actuarial (gain)/loss                                             (177)            66           (45)          (17)
Unamortized prior service cost                                                        3              3
Unrecognized net transition (asset)/obligation                                      (12)           (15)          158           170
                                                                                --------------------------------------------------
Prepaid (accrued) benefit costs                                                  $   22          $  22         $ (16)        $ (12)
                                                                                ==================================================

Significant assumptions used in determining net periodic pension cost, the projected benefit obligation, and postretirement benefit obligations were:

                                                      ----------------------------------------------------------------------------
                                                             Pension Benefits                       Other Benefits
                                                      ---------------------------------     --------------------------------------
                                                       1999                1998                     1999                      1998
                                                       U.S.          U.S.       Non-U.S
Discount rates                                        7.50%         7.00%         6.75%            7.50%                     7.00%
Expected return on plan assets                        9.50%         9.50%         7.00%            9.00%                     9.00%
Rate of increase for compensation income              5.00%         5.00%         4.75%            5.00%                     5.00%
Medical cost trend rate                                                                            4.75%         5% for first year
                                                                                                                 4.75% second year
                                                                                                                  4.75% thereafter
                                                      ============================================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Other Postretirement Benefits
                                                 -------------------------------
(millions)                                         1-Percentage     1-Percentage
                                                 Point Increase   Point Decrease

Effect on total of service and interest cost
 components for 1999                                        $ 6            $ (5)
Effect on postretirement benefit obligation
 at 12/31/99                                                $40            $(33)
                                                 ==============================

The funds collected for other postretirement benefits in Virginia Power's regulated utility rates, in excess of other postretirement benefits actually paid during the year, are contributed to external benefit trusts. See Note (C) for a discussion of legislation that provides for the restructuring of the electric utility industry in Virginia.

NOTE P: Derivative Transactions

Dominion uses derivative financial instruments for the purposes of managing interest rate, natural gas price and foreign currency risks.

Interest Rate Risk Dominion Capital's mortgage business enters into forward delivery contracts, financial futures, options contracts, and interest rate swap agreements for the purpose of reducing exposure to the effects of changes in interest rates on mortgage loans which the company has funded or has committed to fund as well as residual interests retained. Gains and losses on such contracts relating to mortgage loans are recognized when the loans are sold. If the counterparties to the hedging transactions are unable to perform according to the terms of the contracts, Dominion Capital may incur losses upon selling the mortgage loans at prevailing prices. As of December 31, 1999 and 1998, Dominion Capital's mortgage business has outstanding liabilities related to its hedging positions with certain counterparties based on notional amounts of $3.7 billion and $1.3 billion, respectively. The deferred hedging losses, net, at December 31, 1999, 1998 and 1997 were immaterial.

Commodity Price Risk DEI enters into natural gas options, collars, and swaps as hedges against fluctuations in natural gas prices for future production periods. DEI addresses market risk by selecting natural gas-based financial instruments with historical value fluctuations that correlate strongly with those of the item being hedged. Revenues received from such contracts held until expiration are recognized in the corresponding production month for the contract. DEI has some risk, since the price received for the underlying production may exceed the reference price included in the hedging transaction. As of December 31, 1999, DEI has entered into various natural gas put options, collars, and swap contracts as hedges expiring on various dates until October 2002 on approximately 42 Bcf of natural gas. The weighted average put price per MMBTU of natural gas was $2.40. At December 31, 1998, DEI had entered into natural gas put option contracts as hedges extending through October 1999 on approximately 18 Bcf of natural gas. The weighted average put price per MMBTU of natural gas was $2.08.

In addition, as part of Dominion's strategy to market energy and to manage related risks, it manages a portfolio of derivative commodity contracts held for trading purposes. During 1999 and 1998, the portfolio included some derivative financial instruments in the form of commodity-based swaps and options. Such contracts were not material at December 31, 1999 and 1998.

Other Derivatives In 1998, Dominion entered into total return swap agreements with swap counterparties. The notional amount of the swaps is based on the purchase price of the securities to be acquired by the swap counterparties. At December 31, 1999 and 1998, the notional amounts were $249 million and $756 million, respectively. The gains or losses from the sale, settlement or mark to market of the total return swaps are recorded in Operating revenue and income -- Other in the income statement. Earnings due to swap transactions were $18 million and $8 million in 1999 and 1998, respectively. Total return swap transactions require additional funding of or return of cash collateral resulting from decreases or increases in the fair market value of the swap position. Total return swap cash collateral is included in cash and cash equivalents on the balance sheet. Such cash collateral was $59 million at December 31, 1999, and $71 million at December 31, 1998.

     During the fourth quarter of 1999, Dominion entered into a total return equity swap facility agreement (Agreement). The Agreement gave Dominion the right to direct the counterparty to purchase shares of Dominion common stock during the term of the Agreement. In addition, Dominion paid the counterparty a carrying cost equal to a LIBOR-based rate on the counterparty's cost of acquiring the shares from the date of such acquisitions until the date of settlement. Due to Dominion's ability to issue shares to settle periodic price fluctuations and fees under the Agreement, Dominion recorded all amounts received and paid as equity. As of December 31, 1999, the counterparty had acquired 3,236,805 shares of Dominion common stock under this Agreement at an aggregate cost that was approximately $19 million more than the fair market value of the shares at December 31, 1999. On February 3, 2000, Dominion settled all transactions under the Agreement and received the 3,236,805 shares at a cost of $146 million.

NOTE Q: Commitments and Contingencies

As the result of issues generated in the course of daily business, Dominion and its subsidiaries are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies, some of which involve substantial amounts of money. Management believes that the final disposition of these proceedings will not have an adverse material effect on its operations or the financial position, liquidity or results from operations.

Utility Rate Regulation As discussed in Note (C), the Governor of Virginia signed into law legislation establishing a detailed plan to restructure the electric utility industry in Virginia. Under this legislation, Virginia Power's base rates will remain unchanged until July 2007 and recovery of generation-related costs will continue to be provided through capped rates. The legislation's deregulation of generation was an event that required discontinuation of SFAS No. 71 for Virginia Power's generation operations in the first quarter of 1999.

      Virginia Power remains exposed to numerous risks, including, among others, exposure to potentially stranded costs, future environmental compliance requirements, changes in tax laws, inflation, and increased capital costs. At December 31, 1999, Virginia Power's exposure to potentially stranded costs was comprised of the following:

 .    long-term purchased power contracts that could ultimately be determined to be above market --See Purchased Power Contracts below;

 .    generating plants that could possibly become uneconomic in a deregulated environment; and

 .    unfunded obligations for nuclear plant decommissioning and postretirement benefits not yet recognized in the financial statements -- See Notes (F) and (O).

Construction Program Virginia Power has made substantial commitments in connection with its construction program and nuclear fuel expenditures. Those expenditures are estimated to total approximately $856 million (excluding capitalized interest) for 2000. Virginia Power presently estimates that 2000 construction expenditures, including nuclear fuel, will be met through cash flow from operations and through a combination of sales of securities and short-term borrowing.

Purchased Power Contracts Virginia Power has entered into contracts for the long-term purchase of capacity and energy from other utilities, qualifying facilities and independent power producers. Virginia Power has 56 non-utility purchase contracts with a combined dependable summer capacity of 3,273 megawatts.

      The table below reflects Virginia Power's minimum commitments as of December 31, 1999, for power purchases from utility and non-utility suppliers.

                                                       -------------------------
                                                                Commitment
Year                                                   Capacity            Other
(millions)
2000                                                   $   765              $ 45
2001                                                       770                36
2002                                                       771                32
2003                                                       731                33
2004                                                       731                31
Later years                                              7,890               227
                                                       -------------------------
 Total                                                 $11,658              $404
                                                       =========================
Present value of the total                             $ 6,218              $215
                                                       =========================

In addition to the minimum purchase commitments in the table above, under some of these contracts Virginia Power may purchase, at its option, additional power as needed. Purchased power expenditures, subject to cost of service rate regulation, (including economy, emergency, limited term, short-term and long-term purchases) for the years 1999, 1998 and 1997 were $1.2 billion, $1.1 billion and $1.4 billion, respectively.

     See Note (C) for an evaluation of the company's potential exposure under its long-term purchased power commitments.

Fuel Purchase Commitments Virginia Power's estimated fuel purchase commitments for the next five years for system generation are as follows: 2000 -- $334 million; 2001 -- $277 million; 2002 -- $156 million; 2003 -- $145 million; and
2004 -- $143 million.

Sales of Power Virginia Power enters into agreements with other utilities and with other parties to purchase and sell capacity and energy. These agreements may cover current and future periods. The volume of these transactions varies from day to day, based on the market conditions, Virginia Power's current and anticipated load, and other factors. The combined amounts of sales and purchases range from 3,000 megawatts to 15,000 megawatts at various times during a given year. These operations are closely monitored from a risk-management perspective.

Environmental Matters Dominion is subject to rising costs resulting from a steadily increasing number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations. These laws and regulations can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations of Dominion. Historically, Dominion recovered such costs from customers through utility rates. However, to the extent environmental costs are incurred during the period ending June 30, 2007, in excess of the level currently included in Virginia jurisdictional rates, Dominion's results of operations will decrease. After that date, Virginia Power may seek recovery from customers through utility rates of only those environmental costs related to transmission and distribution operations. At December 31, 1999, the environmental matters discussed below are related to the operations of Virginia Power.

      In 1987, the Environmental Protection Agency (EPA) identified Virginia Power and several other entities as Potentially Responsible Parties (PRPs) at two Superfund sites located in Kentucky and Pennsylvania. Current cost studies estimate total remediation costs for the sites to range from $106 million to $156 million. Virginia Power's proportionate share of the total cost is expected to be in the range of $2 million to $3 million, based upon allocation formulas and the volume of waste shipped to the sites. Virginia Power has accrued a reserve of $2 million to meet its obligations at these two sites. Based on a financial assessment of PRPs involved at these sites, Virginia Power has deter-mined that it is probable that the PRPs will fully pay the costs apportioned to them.

     Virginia Power generally seeks to recover its costs associated with environmental remediation from third-party insurers. Any pending or possible claims were not recognized as an asset or offset against such obligations of Virginia Power.

     In 1999, Virginia Power was notified by the Department of Justice of alleged noncompliance with EPA's oil spill prevention, control and counter-measures (SPCC) plans and facility response plan (FRP) requirements at one of Virginia Power's power stations. If, in a legal proceeding, such instances of noncompliance are deemed to have occurred, Virginia Power may be required to remedy any alleged deficiencies and pay civil penalties. Settlement of this matter is currently in negotiation and is not expected to have a material impact on Virginia Power's financial condition or results of operations.

     In 1999, Virginia Power identified matters at certain other power stations that EPA might view as not in compliance with the SPCC and FRP requirements. Virginia Power reported these matters to the EPA and in December 1999 submitted revised FRP and SPCC plans. Presently, the EPA has not assessed any penalties against Virginia Power, pending its review of Virginia Power's disclosure information. Future resolution of these matters is not expected to have a material impact on Virginia Power's financial condition or results of operations.

     On November 8, 1999 and September 21, 1999, Virginia Power received notices from the Attorneys General of Connecticut and New York, respectively, of their intention to file suit against Virginia Power for alleged violations of the Clean Air Act. The notices question whether modifications at certain Virginia Power generating facilities were properly permitted under the Clean Air Act and allege that emissions from these facilities have contributed to damage to public health and the environment in the Northeast. To date, no suits have been filed. Dominion believes that it is one of a number of companies with fossil fuel power generating stations in the southeast and central U.S. to have received such notifications. Virginia Power believes that it has obtained the permits necessary in connection with its generating facilities and that the outcome of the suits, if any, filed by the Attorney Generals would not have a material adverse effect on Dominion's financial condition or results of operations.

Nuclear Insurance The Price-Anderson Act limits the public liability of an owner of a nuclear power plant to $9.5 billion for a single nuclear incident. The Price-Anderson Act Amendment of 1988 allows for an inflationary provision adjustment every five years. Virginia Power has purchased $200 million of coverage from the commercial insurance pools, with the remainder provided through a mandatory industry risk sharing program. In the event of a nuclear incident at any licensed nuclear reactor in the United States, Virginia Power could be assessed up to $91 million for each of its four licensed reactors not to exceed $10 million per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed.

     Virginia Power's current level of property insurance coverage ($2.55 billion for North Anna and $2.4 billion for Surry) exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site and includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first to return the reactor to and maintain it in a safe and stable condition, then to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Virginia Power's nuclear property insurance is provided by Nuclear Electric Insurance Limited (NEIL), a mutual insurance company, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to the insurance company. The maximum assessment for the current policy period is $29 million. Based on the severity of the incident, the board of directors of Virginia Power's nuclear insurer has the discretion to lower or eliminate the maximum retrospective premium assessment. For any losses that exceed the limits or for which insurance proceeds are not available because they must first be used for stabilization and decontamination, Virginia Power has the financial responsibility for these losses.

     Virginia Power purchases insurance from NEIL to cover the cost of replacement power during the prolonged outage of a nuclear unit due to direct physical damage of the unit. Under this program, Virginia Power is subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. The current policy period's maximum assessment is $7 million.

     Under several of Virginia Power's nuclear insurance policies, it is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to these insurance companies.

      As part owner of the North Anna Power Station, Old Dominion Electric Cooperative is responsible for its share of the nuclear decommissioning obligation and insurance premiums applicable to that station, including any retrospective premium assessments and any losses not covered by insurance.


Dominion

Dominion has issued guarantees to various third party creditors in relation to the repayment of debt by certain of its subsidiaries. At December 31, 1999, Dominion had issued $751 million of guarantees, and the subsidiaries' debt subject to such guarantees totaled $406 million.

DEI

Subsidiaries of DEI have general partnership interests in certain of its energy ventures. These subsidiaries may be required to fund future operations of these investments, if operating cash flow is insufficient.

Dominion Capital

At December 31, 1999, Dominion Capital had commitments to fund loans of approximately $937 million.

NOTE R: Business Segments

Under SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, Dominion has defined segments based on product, geographic location and regulatory environment.

     In preparation for the transition to competition for electric generation in Virginia, Dominion is evaluating the operating results across Virginia Power's and DEI's current business lines. Although the employees and assets involved remain with their respective legal entities, Dominion currently evaluates the operations of DEI and Virginia Power in the following business segments:

  . generation-related operations of both Virginia Power and DEI (referred to as Dominion Energy);

  . regulated electric transmission and distribution services (referred to as Dominion Delivery); and

  .    oil and gas operations of DEI (referred to as Dominion E&P).

       In addition to the business segments mentioned above, Dominion reviews the following as business segments:

  .    the financial services of Dominion Capital;

  .    Dominion UK (East Midlands) which was sold by Dominion in 1998;
       and

  .    Corporate Operations:

       --   corporate costs of Dominion's holding company;

       --   Corby operations;

       --   intercompany eliminations;

       -- impact of the impairment of regulatory assets and one-time refund recorded as a result of the settlement of the 1998 Virginia jurisdictional rate proceedings; and

       --   extraordinary item recorded in the first quarter of 1999.

     Business segment financial information follows for each of the three years in the period ended December 31, 1999. Corporate includes intersegment eliminations.

                                            --------------------------------------------------------------------------------------
                                            Dominion      Dominion    Dominion   Dominion    Dominion     Corporate          Total
                                            Delivery       Capital      Energy         UK         E&P    Operations   Consolidated
(millions, except total assets)
1999
Revenue                                      $1,166           $473      $3,593                   $256          $ 32         $5,520
Interest income                                                             12                      4             7             23
Interest expense                                141            152         173                     39             2            507
Operating income                                431            265         624                     27           (36)         1,311
Depreciation                                    246             32         313                     93            32            716
Unusual items                                                                                                  (255)          (255)
Equity income                                                    4          14                      5            10             33
Income tax expense (benefit)                    109             35         161                    (29)          (17)           259
Net income                                      175             78         271                     43          (271)           296
Equity investments                                             166         186                     23            31            406
Capital expenditures                            317              9         461                     86            21            894
Total assets (billions)                         4.6            3.6         7.4                    1.2           0.9           17.7

1998
Revenue                                       1,111            409       3,510     $1,009         164          (122)         6,081
Interest income                                                             12                      2            15             29
Interest expense                                145            121         179        102          19            17            583
Operating income                                424            210         615        142          12          (317)         1,086
Depreciation                                    237             25         337         75          60                          734
Unusual items                                                                         332                                      332
Equity income                                                   21          14                      4             2             41
Income tax expense (benefit)                    104             31         157        133         (26)          (93)           306
Net income                                      168             59         262        227          22          (202)           536
Equity investments                                             203         122                     18            39            382
Capital expenditures                            282              6         260         92          50            65            755
Total assets (billions)                         4.6            3.1         7.5                    0.8           1.5           17.5

1997
Revenue                                       1,098            296       3,749      1,970         158            (8)         7,263
Interest income                                                              9          8           1             1             19
Interest expense                                134             92         192        189          13             7            627
Operating income                                442            157         645        246          28           (46)         1,472
Depreciation                                    237             18         374        131          58             1            819
Unusual items                                                                        (157)                                    (157)
Equity income                                                   16          13                      1                           30
Income tax expense (benefit)                    111             20         119         21         (18)          (20)           233
Net income                                      193             45         275       (110)         35           (39)           399

Geographic Areas
----------------------------------------------------------------------------------------------------------------------------------
Revenue
                                                  ---------------------------------------------------------------
(millions)                                                                  International
                                                  ---------------------------------------------------------------
                                                   United            Latin                                  Total
Year                             Domestic         Kingdom          America            Other         International     Consolidated
1999                              $5,295                              $106             $119                 $ 225           $5,520
1998                               4,913           $1,009              133               26                 1,168            6,081
1997                               5,130            1,970              163                                  2,133            7,263

----------------------------------------------------------------------------------------------------------------------------------
Long-Lived Assets
                                                  ---------------------------------------------------------------
(billions)                                                                  International
                                                  ---------------------------------------------------------------
                                                   United            Latin                                  Total
Year                             Domestic         Kingdom          America            Other         International     Consolidated
1999                                $10.6            $0.1             $0.4             $0.6                  $1.1            $11.7
1998                                 10.6             0.1              0.7              0.2                   1.0             11.6

NOTE S: Loan Servicing Portfolio

As of December 31, 1999 and 1998 Dominion Capital serviced a portfolio consisting of loans in all 50 states. In addition to servicing loans of its mortgage lending subsidiary, Saxon Mortgage, Inc. (SMI), Dominion Capital's customers are Government National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and Dynex Capital, Inc. (Dynex). The loan-servicing portfolios as of December 31, 1999 and 1998 are summarized below:

                           ----------------------------------------------------
                                    1999                         1998
                             Number      Principal        Number      Principal
                           Of Loans        Balance      Of Loans        Balance
(millions, except
number of loans)
SMI                          42,071         $4,136        26,760         $2,773
GNMA                          1,491             48         1,758             60
FNMA                            634             16           798             20
FHLMC                           124              6           155              8
Dynex                         2,586            308         3,707            470
Other                           150             47         1,265             58
                           ----------------------------------------------------
                             47,056         $4,561        34,443         $3,389
                            ===================================================

Activity related to capitalized loan servicing rights during 1999 and 1998 was as follows:

                                                --------------------------
For the Years Ended December 31,                1999                  1998
(millions)

Balance, beginning of year                      $52                   $ 23
Loan servicing rights purchased                  48                     39
Amortization                                    (20)                   (10)
                                                --------------------------
Balance, end of year                            $80                   $ 52
                                                ==========================

NOTE T: Collateralized Debt Obligation Investments

Dominion manages financial assets held in three collateralized debt obligations
(CDO). In addition to the management of the debt, Dominion holds an investment in the subordinated debt of each CDO. The total investment in the CDOs were $58 million and $24 million at December 31, 1999 and 1998, respectively. The total assets under management in the CDOs were approximately $2.3 billion and $1.0 billion at December 31, 1999 and 1998, respectively.

NOTE U: Leases

Future minimum lease payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1999 are 2000-$25 million, 2001-$20 million, 2002-$18 million, 2003-$15 million, 2004-$11 million and years after 2004-$46 million. Rent on leases, which have been charged to operations expense, were $31 million, $27 million, and $20 million for 1999, 1998 and 1997, respectively.

NOTE V: Acquisitions and Divestitures

Acquisitions

In 1999, DEI acquired interests in certain gas producing properties located in the San Juan Basin of New Mexico for approximately $115 million. In addition, DEI completed its purchase of all of the issued and outstanding shares of Remington Energy Ltd., (Remington), a publicly traded natural gas exploration and production company headquartered in Calgary, Alberta, Canada. DEI paid $33 million and assumed $260 million of Remington's debt and liabilities.

     In April 1998, DEI purchased Dominion Energy Canada, Ltd., a natural gas and oil exploration and production company. DEI paid $119 million and assumed debt of $26 million. The transaction has been recorded using the purchase method of accounting.

Divestitures

In 1999, DEI reached an agreement to sell its interests in approximately 1,200 megawatts of gross generation capacity located in Latin America. Duke Energy International is purchasing the interests for approximately $405 million. DEI completed the sale of its interests in Belize and Peru in November 1999 and expects to complete the sale of its interests in Argentina and Bolivia in 2000, following receipt of certain regulatory approvals.

     The assets and liabilities of the unsold interests amounts to $446 million and $178 million, respectively, and continues to be reflected in Dominion's Consolidated Balance Sheets.

     During 1999, DEI adjusted the carrying amount of the Latin American interests to be sold and recognized an impairment loss of $21 million, including the effect of applicable income taxes. The pretax loss of $17 million was recorded in Other operation and maintenance and the income tax effect of $4 million was recorded in Provision for income taxes in Dominion's Consolidated Statements of Income.

     In 1998, Dominion sold East Midlands to PowerGen, an electricity generator and supplier in the United Kingdom. East Midlands is principally an electricity supply and distribution company serving 2.3 million homes and businesses in the East Midlands region of the United Kingdom. PowerGen acquired 100% of DR Investments in a transaction valued at $3.2 billion. DR Investments is the holding company for DR Investments (UK) PLC and East Midlands. Dominion recorded an aftertax gain of $201 million or $1.03 per share.

NOTE W: Quarterly Financial and
             Common Stock Data (unaudited)

The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of Dominion Resources' management for a fair statement of the results for the interim periods.

Quarterly Financial and Common Stock Data -- Unaudited
                                                        -----------------------
                                                          1999             1998
(millions, except per share amounts)

Operating revenue and income
First Quarter                                           $1,293           $1,774
Second Quarter                                           1,315            1,585
Third Quarter                                            1,663            1,549
Fourth Quarter                                           1,249            1,173
                                                        -----------------------
Year                                                    $5,520           $6,081
                                                        =======================
Income from operations
First Quarter                                           $  313            $ 381
Second Quarter                                             296               67
Third Quarter                                              487              436
Fourth Quarter                                             215              202
                                                        -----------------------
Year                                                    $1,311           $1,086
                                                        =======================
Income (loss) before provision for
 income taxes, minority interests and
 extraordinary item
First Quarter                                           $  211            $ 217
Second Quarter                                             175             (108)
Third Quarter                                              357              666
Fourth Quarter                                              85               94
                                                        -----------------------
Year                                                    $  828            $ 869
                                                        =======================
Net income (loss)
First Quarter                                           $ (116)           $ 140
Second Quarter                                             117              (83)
Third Quarter                                              232              425
Fourth Quarter                                              63               54
                                                        -----------------------
Year                                                    $  296            $ 536
                                                        =======================
Earnings (loss) per share
First Quarter                                           $(0.60)          $ 0.72
Second Quarter                                            0.61            (0.42)
Third Quarter                                             1.21             2.17
Fourth Quarter                                            0.33             0.28
                                                        -----------------------
Year                                                    $ 1.55           $ 2.75
                                                        =======================
Dividends per share
First Quarter                                           $0.645           $0.645
Second Quarter                                           0.645            0.645
Third Quarter                                            0.645            0.645
Fourth Quarter                                           0.645            0.645
                                                        -----------------------
Year                                                    $ 2.58           $ 2.58
                                                        =======================
Stock price range
First Quarter                              47 1/16 -36 7/8    42 15/16-39 3/8
Second Quarter                             44 13/16-36 9/16   42 1/16 -37 13/16
Third Quarter                              47 3/16 -43        44 15/16-39 5/16
Fourth Quarter                             49 3/8  -39 1/4    48 15/16-44 3/8
                                           ------------------------------------
Year                                       49 3/8  -36 9/16   48 15/16-37 13/16
                                           ====================================

Certain accruals recorded in 1999 and 1998 were not ordinary, recurring adjustments.

Extraordinary Item In the first quarter of 1999, Dominion recorded an after-tax charge to net income of $255 million or $1.33 per share. The charge reflects the write-off of assets and liabilities that will not be recovered through base rates capped by Virginia legislation enacted into law on March 25, 1999. This legislation establishes a detailed plan to restructure the electric utility industry in Virginia. The after-tax charge was recorded as an extraordinary item on Dominion Resources' Consolidated Statements of Income.

Sale of Interests in Latin American Power Generation In 1999, Dominion recorded a one-time after-tax charge of $21 million, or $0.11 per share, related to the sale of its interests in its Latin American power generation.

Rate Refund Dominion recognized a provision for rate refund of $154 million or $0.79 per share and related interest expense of $11 million and other taxes of $4 million in the second quarter of 1998 as a result of the settlement of its rate proceeding in Virginia.

Impairment of Regulatory Assets Dominion charged $159 million to second quarter 1998 earnings or $0.82 per share as a provision for the impairment of regulatory assets resulting from the settlement of Virginia Power's rate proceeding in Virginia.

Depreciation and Amortization Dominion recorded adjustments of $27 million in the second quarter of 1998 decreasing the year-to-date provision for depreciation and decommissioning expenses to reflect terms of the settlement of Virginia Power's Virginia rate proceedings. For more information, see Note (C).

Sale of East Midlands In the third quarter of 1998, Dominion Resources recorded an after-tax gain of $201 million or $1.03 per share to reflect the sale of East Midlands to PowerGen.

NOTE X: Subsequent Event

Merger

On January 28, 2000, Dominion acquired the outstanding shares of CNG's common stock. The aggregate purchase price was $6.4 billion. The purchase price was paid in a combination of cash and Dominion stock. The acquisition was accomplished in a two-step transaction. In the first step, a wholly owned subsidiary of Dominion merged (First Merger) with and into Dominion, the surviving corporation. The second step involved the merger (Second Merger) of CNG and a subsidiary of Dominion in which the Dominion subsidiary is the surviving corporation.

     In the first merger, Dominion shareholders exchanged approximately 33 million shares of Dominion common stock for approximately $1.4 billion. In the second merger, CNG shareholders received approximately 87 million shares of Dominion common stock and approximately $2.9 billion in exchange for all of the outstanding shares of CNG common stock.

     In 2000, Dominion initially financed the cash used in the CNG merger with a $3.5 billion commercial paper program backed by a short-term credit facility and $1 billion of short-term, privately placed money market notes. Dominion expects to refinance these amounts with a combination of debt, preferred and convertible securities, and proceeds from sales of non-core assets, including DEI's interests in Latin American power generation, CNG's foreign investments, Virginia Natural Gas and Dominion Capital.

     For accounting purposes, the First Merger is treated as a reorganization with no changes in the recorded amount of Dominion's assets and liabilities. The Second Merger will be accounted for under the purchase method of accounting.

     In the Second Merger, Dominion has registered as a holding company under the 1935 Act. The 1935 Act imposes a number of restrictions on the operations of registered holding company systems. One such restriction is it limits the ability of registered holding companies to engage in activities unrelated to their utility operations. Consequently, as part of the SEC order approving the merger, Dominion must divest itself of Dominion Capital, its financial services subsidiary. Although a formal plan for divestiture has not been adopted, the SEC allowed three years for this to be accomplished.

     During the merger approval process, Dominion and CNG also agreed to divest Virginia Natural Gas, Inc. (VNG), CNG's gas distribution subsidiary located in Virginia Beach, Va., under an agreement with the Virginia Commission. The companies have also agreed with the Federal Trade Commission (FTC) to divest VNG. Dominion has one year after the merger is completed to sell VNG to a third party. If the sale of VNG is not completed within the timeframe of one year, VNG will be spun off as an independent company with the common stock distributed to Dominion shareholders. Both deadlines are subject to reasonable extensions, which may be granted by the regulatory authorities.

     After the CNG Merger, Dominion has an energy portfolio of almost 20,000 megawatts of domestic power generation and 2.8 trillion cubic feet equivalent in natural gas and oil reserves producing more than 300billion cubic feet equivalent annually. Dominion now operates a major interstate gas pipeline system and the largest natural gas storage system in North America and has approximately 6,000 miles of electric transmission lines. Dominion is the eleventh largest independent oil and gas producer in the United States, measured by reserves, and provides integrated energy services to approximately four million retail customers.

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

     Management maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that Dominion's and its subsidiaries' assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed and recorded in accordance with established procedures. Management recognizes the inherent limitations of any system of internal accounting control, and therefore cannot provide absolute assurance that the objectives of the established internal accounting controls will be met.

      This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel, and internal audits. Management believes that during 1999 the system of internal control was adequate to accomplish the intended objectives.

     The Consolidated Financial Statements have been audited by Deloitte & Touche LLP, independent auditors, who were designated by the Board. Their audits were conducted in accordance with generally accepted auditing standards and include a review of Dominion's and its subsidiaries' accounting systems, procedures and internal controls, and the performance of tests and other auditing procedures sufficient to provide reasonable assurance that the Consolidated Financial Statements are not materially misleading and do not contain material errors.

     The Audit Committees of the Boards, composed entirely of directors who are not officers or employees of Dominion or its subsidiaries, meet periodically with independent auditors, the internal auditors and management to discuss auditing, internal accounting control and financial reporting matters and to ensure that each is properly discharged. Both independent auditors and the internal auditors periodically meet alone with the Audit Committees and have free access to the Committees at any time.

     Management recognizes its responsibility for fostering a strong ethical climate so that Dominion's affairs are conducted according to the highest standards of personal corporate conduct. This responsibility is characterized and reflected in Dominion Resources' Code of Ethics, which addresses potential conflicts of interest, compliance with all domestic and foreign laws, the confidentiality of proprietary information, and full disclosure of public information.

Dominion Resources, Inc.


/s/ Thos. E. Capps                      /s/ James L. Trueheart

Thos. E. Capps                          James L. Trueheart
President and                           Group Vice President and
Chief Executive Officer                 Controller





Report of Independent Auditors

To the Shareholders and Board of Directors of Dominion Resources, Inc.

We have audited the accompanying consolidated balance sheets of Dominion Resources, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dominion Resources, Inc. and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Richmond, Virginia
January 28, 2000

Directors and Officers

Dominion Resources, Inc.


Directors

George A. Davidson, Jr., 61
Chairman of the Board of Directors

Thos. E. Capps, 64
Vice Chairman, President and Chief Executive Officer

William S. Barrack, Jr., 70
Former Senior Vice President, Texaco, Inc., New Canaan, Connecticut

John B. Bernhardt, 70
Managing Director, Bernhardt/Gibson Financial Opportunities,
Newport News, Virginia

Raymond E. Galvin, 68
Former President, Chevron USA Production Company, Houston, Texas

Ray J. Groves, 64
Chairman, Legg Mason Merchant Banking, Inc., New York, New York

John W. Harris, 52
President, Lincoln Harris, LLC, Charlotte, North Carolina

Benjamin J. Lambert, III, 63
Optometrist, Richmond, Virginia

Richard L. Leatherwood, 60
Former President and Chief Executive Officer, CSX Equipment,
Baltimore, Maryland

Paul E. Lego, 69
Former Chairman and Chief Executive Officer,
Westinghouse Electric Corporation, Pittsburgh, Pennsylvania

Margaret A. McKenna, 54
President, Lesley College, Cambridge, Massachusetts

Steven A. Minter, 61
President and Executive Director, The Cleveland Foundation, Cleveland, Ohio

Kenneth A. Randall, 72
Corporate director of various companies, Williamsburg, Virginia

Frank S. Royal, M.D., 60
Physician, Richmond, Virginia

S. Dallas Simmons, 60
Chairman, President and Chief Executive Officer,
Dallas Simmons & Associates, Inc., Richmond, Virginia

Robert H. Spilman, 72
President, Spilman Properties, Bassett, Virginia

David A. Wollard, 62
Chairman of the Board, Exempla Healthcare, Denver, Colorado



Officers

Thomas F. Farrell, II, 45
Executive Vice President (Chief Executive Officer of Dominion Energy)

David L. Heavenridge, 53
Executive Vice President (Chief Executive Officer of Dominion Capital)

H. Patrick Riley, 62
Executive Vice President (Chief Executive Officer and President of Dominion Exploration & Production)

Edgar M. Roach, Jr., 51
Executive Vice President (Chief Executive Officer of Dominion Delivery)

Thomas N. Chewning, 54
Executive Vice President and Chief Financial Officer

James P. O'Hanlon, 56
Executive Vice President (President and Chief Operating Officer of Dominion Energy)

Robert E. Rigsby, 50
Executive Vice President (President and Chief Operating Officer of Dominion Delivery)

James L. Trueheart, 48
Group Vice President, Controller and Principal Accounting Officer

G. Scott Hetzer, 43
Senior Vice President and Treasurer

James L. Sanderlin, 58
Senior Vice President -- Law

Eva S. Teig, 55
Senior Vice President -- External Affairs & Corporate Communications

William C. Hall, Jr., 46
Vice President -- External Affairs & Corporate Communications

Simon C. Hodges, 38
Vice President -- Financial Planning

Karen E. Hunter, 45
Vice President -- Tax

James F. Stutts, 55
Vice President and General Counsel

Patricia A. Wilkerson, 44
Vice President and Corporate Secretary


Virginia Electric and Power Company
Nonemployee Directors

Jean E. Clary, 56
President, Century 21 Clary and Associates, Inc., South Hill, Virginia

William G. Thomas, 60
Partner, Reed Smith Hazel & Thomas, LLP, Falls Church, Virginia

Selected Consolidated Financial Data

                                                                             -----------------------------------------------------
                                                                                1999                   1998                   1997

(dollars in millions, except per share amounts)
Operating revenue and income                                                 $ 5,520                $ 6,081                $ 7,263
Net income                                                                   $   296                $   536                $   399
Total assets                                                                 $17,747                $17,517                $20,165
Long-term debt, preferred stock
 subject to mandatory redemption
 and preferred securities of
 a subsidiary trust (1)                                                      $ 7,321                $ 6,817                $ 7,761

Common stock data:

Earnings per share                                                           $  1.55                $  2.75                $  2.15
Dividends paid per share                                                     $  2.58                $  2.58                $  2.58
Common stock price range (dollars)                                  49 3/8 - 36 9/16    48 15/16 - 37 13/16        42 7/8 - 33 1/4
Market value per share (year-end)                                            $ 39.25                $ 46.75               $  42.56
Book value per share (year-end)                                              $ 25.50                $ 27.33               $  26.84
Market to book value (year-end)                                               153.9%                 171.1%                 158.6%
Return on average common equity                                                 5.9%                  10.1%                   8.0%
Payout ratio                                                                  166.5%                  93.8%                 120.0%
Price/earnings ratio (year-end)                                                 25.3                   17.0                   19.8
Outstanding shares of common
 stock (millions)
  -- average                                                                   191.4                  194.9                  185.2
  -- actual (year-end)                                                         186.3                  194.5                  187.8

Capitalization:

 Debt and capital
  lease obligations                                                          $ 8,193                $ 7,012                $ 9,194
 Preferred securities                                                            385                    385                    385
 Preferred stock                                                                 689                    689                    689
 Common equity                                                                 4,752                  5,316                  5,041
                                                                             -----------------------------------------------------
Total capitalization                                                         $14,019                $13,402                $15,309
                                                                             -----------------------------------------------------
Capitalization ratios
 Debt and capital
  lease obligations                                                              58%                    52%                    60%
 Preferred securities of
  subsidiary trust                                                                3%                     3%                     3%
 Preferred stock                                                                  5%                     5%                     4%
 Common equity                                                                   34%                    40%                    33%

                                                                             -----------------------------------------------------
                                                                                1996                   1995                   1994

(dollars in millions, except per share amounts)
Operating revenue and income                                                 $ 4,815                $ 4,633                $ 4,491
Net income                                                                   $   472                $   425                $   478
Total assets                                                                 $14,896                $13,903                $13,562
Long-term debt, preferred stock
 subject to mandatory redemption
 and preferred securities of
 a subsidiary trust (1)                                                      $ 5,362                $ 4,927                $ 4,934

Common stock data:

Earnings per share                                                           $  2.65                $  2.45                $  2.81
Dividends paid per share                                                     $  2.58                $  2.58                $  2.55
Common stock price range (dollars)                                   44 3/8 - 36 7/8        41 5/8 - 34 7/8       45 3/8  - 34 7/8
Market value per share (year-end)                                            $ 38.50                $ 41.25                $ 36.00
Book value per share (year-end)                                              $ 27.13                $ 26.88                $ 26.60
Market to book value (year-end)                                               141.9%                 153.5%                 135.3%
Return on average common equity                                                 9.8%                   9.2%                  10.6%
Payout ratio                                                                   97.4%                 105.3%                  90.7%
Price/earnings ratio (year-end)                                                 14.5                   16.8                   12.8
Outstanding shares of common
 stock (millions)
  -- average                                                                   178.3                  173.8                  170.3
  -- actual (year-end)                                                         181.2                  176.4                  172.4

Capitalization:

 Debt and capital
  lease obligations                                                          $ 5,857                $ 5,271                $ 5,257
 Preferred securities                                                            135                    135
 Preferred stock                                                                 689                    689                    816
 Common equity                                                                 4,915                  4,742                  4,586
                                                                             -----------------------------------------------------
Total capitalization                                                         $11,596                $10,837                $10,659
                                                                             -----------------------------------------------------
Capitalization ratios
 Debt and capital
  lease obligations                                                              51%                    49%                    49%
 Preferred securities of
  subsidiary trust                                                                1%                     1%
 Preferred stock                                                                  6%                     6%                     8%
 Common equity                                                                   42%                    44%                    43%

(1) In 1999, preferred stock subject to mandatory redemption is included in Securities due within one year and is excluded from this amount.