Form 10-K405, Exhibit 13
period 2000-12-31
DOMINION RESOURCES INC /VA/
filed 2001-03-20
CIK 715957

| Consolidated Statements of Income

                                                                                                 For The Year Ended December 31,
                                                                                                 -------------------------------
(millions, except per share amounts)                                                                2000       1999        1998
================================================================================================================================
Operating revenue and income:
 Regulated sales
      Electric                                                                                    $ 4,492     $ 4,227    $ 3,979
      Gas                                                                                           1,374
 Nonregulated sales
      Electric                                                                                         97         180        190
      Gas                                                                                             593
 Gas transportation and storage                                                                       486
 Oil and gas production                                                                               856         218        141
 East Midlands                                                                                                             1,010
 Other                                                                                              1,362         895        761
--------------------------------------------------------------------------------------------------------------------------------
 Total                                                                                              9,260       5,520      6,081
--------------------------------------------------------------------------------------------------------------------------------
Expenses:
 Fuel, net                                                                                          1,106         996        961
 Purchased power capacity, net                                                                        741         809        806
 Purchased gas, net                                                                                 1,453
 Liquids, capacity and other products purchased                                                       299
 Supply and distribution-- East Midlands                                                                                     655
 Restructuring and other acquisition-related costs                                                    460
 Impairment of regulatory assets                                                                                             159
 Other operation and maintenance                                                                    2,011       1,376      1,357
 Depreciation, depletion and amortization                                                           1,176         707        733
 Other taxes                                                                                          485         304        306
--------------------------------------------------------------------------------------------------------------------------------
 Total                                                                                              7,731       4,192      4,977
--------------------------------------------------------------------------------------------------------------------------------
Income from operations                                                                              1,529       1,328      1,104
--------------------------------------------------------------------------------------------------------------------------------
Other income:
 Gain on sale-- East Midlands                                                                                                332
 Other                                                                                                 95          75         99
--------------------------------------------------------------------------------------------------------------------------------
 Total                                                                                                 95          75        431
--------------------------------------------------------------------------------------------------------------------------------
Income before interest and income taxes                                                             1,624       1,403      1,535
--------------------------------------------------------------------------------------------------------------------------------
Interest and related charges:
 Interest charges                                                                                     958         507        583
 Preferred dividends and distributions of subsidiary trusts                                            66          67         65
--------------------------------------------------------------------------------------------------------------------------------
 Total                                                                                              1,024         574        648
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interests, extraordinary item
 and cumulative effect of a change in accounting principle                                            600         829        887
      Income taxes                                                                                    183         259        312
      Minority interests                                                                                2          18         27
--------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative effect of a change in accounting principle            415         552        548
--------------------------------------------------------------------------------------------------------------------------------
      Extraordinary item (net of income taxes of $197)                                                                      (255)
      Cumulative effect of a change in accounting principle (net of income taxes of $11)               21
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                        $   436     $   297    $   548
================================================================================================================================
Average shares of common stock-- basic                                                              235.2       191.4      194.9
--------------------------------------------------------------------------------------------------------------------------------
Basic earnings per common share:
     Income before extraordinary item and cumulative effect of a change in accounting principle   $  1.76     $  2.88    $  2.81
     Extraordinary item                                                                                         (1.33)
     Cumulative effect of a change in accounting principle                                           0.09
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                        $  1.85     $  1.55    $  2.81
================================================================================================================================
Average shares of common stock-- diluted                                                            235.9       191.4      194.9
--------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
     Income before extraordinary item and cumulative effect of a change in accounting principle   $  1.76     $  2.81    $  2.81
     Extraordinary item                                                                                         (1.33)
     Cumulative effect of a change in accounting principle                                           0.09
--------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                        $  1.85     $  1.48    $  2.81
================================================================================================================================
Dividends paid per common share                                                                   $  2.58     $  2.58    $  2.58
================================================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

                                     ___

| Consolidated Balance Sheets
| Assets

                                                                                                     At December 31,
                                                                                               ---------------------------
(millions)                                                                                       2000               1999
===========================================================================================================================
Current assets:
      Cash and cash equivalents                                                             $     360              $   280
      Accounts receivable:
           Customers (less allowance for doubtful accounts of $67 in 2000 and $12 in 1999)      1,872                  664
           Other                                                                                  486                  269
      Inventories:
           Materials and supplies (average cost method)                                           150                  143
           Fossil fuel (average cost method)                                                      102                  111
           Gas stored-- current portion                                                            75
      Investment securities -- trading                                                            275                    2
      Mortgage loans held for sale                                                                104                  119
      Commodity contract assets                                                                 1,058                  363
      Unrecovered gas costs                                                                       263
      Broker margin deposits                                                                      267                   36
      Prepayments                                                                                 173                  154
      Net assets held for sale                                                                     73
      Other                                                                                       608                   37
-----------------------------------------------------------------------------------------------------------------------------
           Total current assets                                                                 5,866                2,178
-----------------------------------------------------------------------------------------------------------------------------
Investments:
      Loans receivable, net                                                                       676                2,049
      Investments in affiliates                                                                   392                  433
      Available for sale securities                                                               292                  512
      Nuclear decommissioning trust funds                                                         851                  818
      Investments in real estate                                                                   65                   86
      Other                                                                                       326                  334
-----------------------------------------------------------------------------------------------------------------------------
           Total net investments                                                                2,602                4,232
-----------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                                                  28,011               18,703
      Less accumulated depreciation, depletion and amortization                                13,162                7,906
-----------------------------------------------------------------------------------------------------------------------------
           Property, plant and equipment, net                                                  14,849               10,797
-----------------------------------------------------------------------------------------------------------------------------
Deferred charges and other assets:
      Goodwill, net                                                                             3,502                  132
      Regulatory assets, net                                                                      516                  221
      Prepaid pension costs                                                                     1,455                   22
      Other, net                                                                                  558                  200
-----------------------------------------------------------------------------------------------------------------------------
           Total deferred charges and other assets                                              6,031                  575
-----------------------------------------------------------------------------------------------------------------------------
           Total assets                                                                     $  29,348              $17,782
=============================================================================================================================

                                      ___

| Liabilities and Shareholders' Equity

                                                                                   At December 31,
                                                                                 ------------------
(millions)                                                                        2000        1999
===================================================================================================
Current liabilities:
      Securities due within one year                                            $    336   $    536
      Short-term debt                                                              3,237        870
      Accounts payable, trade                                                      1,736        711
      Accrued interest                                                               195        121
      Accrued payroll                                                                127         93
      Accrued taxes                                                                  316         89
      Commodity contract liabilities                                               1,021        348
      Other                                                                          624        232
---------------------------------------------------------------------------------------------------
           Total current liabilities                                               7,592      3,000
---------------------------------------------------------------------------------------------------
Long-term debt                                                                    10,101      6,936
---------------------------------------------------------------------------------------------------



Deferred credits and other liabilities:
      Deferred income taxes                                                        2,820      1,710
      Deferred investment tax credits                                                147        146
      Other                                                                          801        223
---------------------------------------------------------------------------------------------------
           Total deferred credits and other liabilities                            3,768      2,079
---------------------------------------------------------------------------------------------------
           Total liabilities                                                      21,461     12,015
---------------------------------------------------------------------------------------------------
Minority interest                                                                      1         99
---------------------------------------------------------------------------------------------------
Commitments and contingencies (see Note 22)
Obligated mandatorily redeemable preferred securities of subsidiary trusts*          385        385
---------------------------------------------------------------------------------------------------
Preferred stock not subject to mandatory redemption                                  509        509
---------------------------------------------------------------------------------------------------



Common shareholders' equity:
      Common stock -- no par; authorized -- 500.0 shares;
           outstanding -- 245.8 shares at 2000 and
           186.3 shares at 1999                                                    5,979      3,561
      Other paid-in capital                                                           16         16
      Accumulated other comprehensive income                                         (31)       (15)
      Retained earnings                                                            1,028      1,212
---------------------------------------------------------------------------------------------------
           Total common shareholders' equity                                       6,992      4,774
---------------------------------------------------------------------------------------------------
           Total liabilities and shareholders' equity                           $ 29,348   $ 17,782
===================================================================================================

* As described in Note 17, the 7.83% and 8.05% Junior Subordinated Notes totaling $258 million and $139 million principal amounts, respectively, constitute 100% of the trusts' assets. The accompanying notes are an integral part of the Consolidated Financial Statements.

                                      ___

          Consolidated Statements of Common Shareholders' Equity

                                                                                           Accumulated
                                                          Common Stock                           Other        Other
                                                       ------------------     Retained   Comprehensive      Paid-In
(millions)                                             Shares      Amount     Earnings          Income      Capital        Total
=================================================================================================================================
Balance at January 1, 1998                                188     $ 3,674     $ 1,363          $    (3)     $    16       $ 5,050
Issuance of stock through public offering                   7         268                                                     268
Issuance of stock through employee and
      direct stock purchase plans                           2          86                                                      86
Stock repurchase and retirement                            (2)        (99)                                                    (99)
Other common stock activity                                             4                                                       4
Comprehensive income                                                              548              (17)                       531
Dividends and other adjustments                                                  (503)                                       (503)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                              195       3,933       1,408              (20)          16         5,337
Stock repurchase and retirement                            (9)       (372)                                                   (372)
Comprehensive income                                                              297                5                        302
Dividends and other adjustments                                                  (493)                                       (493)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                              186       3,561       1,212              (15)          16         4,774
Issuance of stock--CNG acquisition                         87       3,527                                                   3,527
Issuance of stock through public offering                   6         354                                                     354
Issuance of stock through employee, executive
      loan and direct stock purchase plans                  4         195                                                     195
Stock repurchase and retirement                           (37)     (1,641)                                                 (1,641)
Premium income equity securities                                      (21)                                                    (21)
Other common stock activity                                             4                                                       4
Comprehensive income                                                              436              (16)                       420
Dividends and other adjustments                                                  (620)                                       (620)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                              246     $ 5,979     $ 1,028          $   (31)     $    16       $ 6,992
=================================================================================================================================


          Consolidated Statements of Comprehensive Income

                                                                                             For The Year Ended December 31,
                                                                                        -----------------------------------------
(millions)                                                                               2000              1999              1998
=================================================================================================================================
      Net income                                                                        $ 436             $ 297             $ 548
      Other comprehensive income, net of tax:
           Unrealized holding gains (losses) on investment securities                       9               (14)               (3)
           Less: reclassification adjustment for gains (losses) realized in net income     (3)                3                 3
---------------------------------------------------------------------------------------------------------------------------------
           Unrealized gains (losses) on investment securities                              12               (17)               (6)
           Foreign currency translation adjustment                                         (4)               22               (11)
           Minimum pension liability adjustment                                           (24)
---------------------------------------------------------------------------------------------------------------------------------
      Other comprehensive income (loss)                                                   (16)                5               (17)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                                                    $ 420             $ 302             $ 531
=================================================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

                                      __

         | Consolidated Statements of Comprehensive Income

                                                                                               For The Year Ended December 31,
                                                                                           -------------------------------------
(millions)                                                                                 2000             1999            1998
================================================================================================================================
Cash flows from (used in) operating activities:
      Net income                                                                        $   436          $   297         $   548
      Adjustments to reconcile net income to net cash from operating activities:
           Cumulative effect of a change in accounting principle                            (21)
           Restructuring and other acquisition related costs                                124
           DCI impairment losses                                                            292
           Extraordinary item, net of income taxes                                                           255
           Impairment of regulatory assets                                                                                   159
           Gains on sales of subsidiaries                                                   (23)                            (332)
           Depreciation and amortization                                                  1,268              798             814
           Deferred income taxes                                                             22               64              22
           Deferred fuel expense                                                            (33)             (35)            (34)
      Changes in current assets and liabilities:
           Accounts receivable                                                             (842)              81             (90)
           Inventories                                                                      (62)              (6)            (24)
           Unrecovered gas costs                                                           (217)
           Purchase and origination of mortgages                                         (4,281)          (2,575)         (2,503)
           Proceeds from sale and principal collections of mortgages                      4,295            2,597           2,450
           Accounts payable, trade                                                          674              (24)             65
           Accrued interest and taxes                                                       139              (48)            100
           Commodity contract assets and liabilities                                        (32)             (92)             66
           Net assets held for sale                                                         (24)
      Other                                                                                (372)             (57)            (16)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                                                  1,343            1,255           1,225
--------------------------------------------------------------------------------------------------------------------------------
Cash flow from (used in) investing activities:
      Plant construction and other property additions                                    (1,385)            (871)           (739)
      Acquisition of exploration and production assets                                     (353)             (90)            (96)
      Loan originations                                                                  (2,911)          (2,581)         (2,580)
      Repayments of loan originations                                                     4,255            2,238           1,778
      Sale of businesses, including East Midlands                                           836              180           1,462
      Sale of marketable securities                                                         137               35              70
      Purchase of debt securities                                                          (235)             (53)           (120)
      Acquisitions of businesses                                                         (2,779)            (167)           (338)
      Other investments                                                                    (140)            (152)            (75)
      Other                                                                                 (22)             (81)            (30)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flow used in investing activities                                               (2,597)          (1,542)           (668)
--------------------------------------------------------------------------------------------------------------------------------
Cash flow from (used in) financing activities:
      Issuance of common stock                                                              532                              354
      Repurchase of common stock                                                         (1,641)            (372)            (99)
      Issuance (repayment) of short-term debt                                             1,820              394              65
      Issuance of long-term debt                                                          8,108            6,446           4,027
      Repayment of long-term debt                                                        (6,813)          (5,790)         (4,207)
      Common dividend payments                                                             (615)            (493)           (503)
      Other                                                                                 (57)             (44)            (90)
--------------------------------------------------------------------------------------------------------------------------------
Net cash flow from (used in) financing activities                                         1,334              141            (453)
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                             80             (146)            104
Cash and cash equivalents at beginning of the year                                          280              426             322
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the year                                            $   360          $   280         $   426
================================================================================================================================
Supplemental cash flow information:
Cash paid during the year for:
      Interest, excluding capitalized amounts                                           $   988          $   522         $   474
      Income taxes                                                                          240              199             202
Non-cash transactions from investing and financing activities:
      Common stock issuance-- CNG acquisition                                             3,527
      Note received in sale of business                                                                      260              26
      Exchange of securities                                                                                                  57
================================================================================================================================

The accompanying notes are an integral part of the Consolidated Financial Statements.

[LOGO] Management's Discussion and Analysis of Financial Condition and Results of Operations (unaudited)

Forward-Looking Information

This annual report includes certain information which contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995, including (without limitation) discussions as to expectations, beliefs, plans, objectives and future financial performance, or assumptions underlying or concerning matters discussed in this document. These discussions, and any other discussions, including certain contingency matters (and their respective cautionary statements) discussed elsewhere in this report, that are not historical facts, are forward-looking and, accordingly, involve estimates, projections, goals, forecasts, assumptions and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

     The business and financial condition of Dominion Resources, Inc. and its subsidiaries (Dominion or the Company) are influenced by a number of factors including political and economic risks, market demand for energy, inflation, capital market conditions, and other general and specific economic conditions in the Company's service areas, governmental policies, legislative and regulatory actions (including those of the Federal Energy Regulatory Commission [FERC], the Securities and Exchange Commission [SEC], the Environmental Protection Agency [EPA], the Department of Energy, the Nuclear Regulatory Commission [NRC] and various state regulatory commissions), industry and rate structure, and legal and administrative proceedings. Some other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements include changes in and compliance with environmental laws and policies, weather conditions and catastrophic weather-related damage, present or prospective wholesale and retail competition, electric and gas deregulation, the restructuring of the organization, operations and financing of Dominion's electric power business to separate generation, transmission and distribution, competition for new energy development opportunities, pricing and transportation of commodities, operation of nuclear power facilities, competition in the telecommunications industry, successful implementation of the Company's telecommunications strategy, effects and risks associated with the Company's acquisition, generation growth and divestiture strategies, recovery of potentially stranded costs, including nuclear decommissioning costs, exposure to risks associated with Dominion's portfolio of derivative commodity contracts, counter-party credit risk and unanticipated changes in operating expenses and capital expenditures. All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond the control of Dominion. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on Dominion.

     Any forward-looking statement speaks only as of the date on which such statement is made, and Dominion undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

Introduction

Management's Discussion and Analysis of Financial Condition and Results of Operations explain the general financial condition and the results of operations for Dominion. "Dominion" or the "Company" is used throughout this report and, depending on the context of its use, may represent any of the following: the legal entity, Dominion Resources, Inc., one of Dominion's consolidated subsidiaries, or the entirety of Dominion Resources, Inc. and its consolidated subsidiaries.

     Dominion is a holding company headquartered in Richmond, Virginia. Its principal subsidiaries are Virginia Electric and Power Company (Virginia Power) and Consolidated Natural Gas Company (CNG), which was acquired on January 28, 2000. Dominion is subject to the Public Utility Holding Company Act of 1935 (1935 Act).

     Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square-mile area in Virginia and northeastern North Carolina. Virginia Power sells electricity to approximately 2.1 million retail customers (including governmental agencies) and to wholesale customers such as rural electric cooperatives, municipalities, power marketers and other utilities. Virginia Power also engages in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas beyond the geographic limits of its retail service territory.

     CNG operates in all phases of the natural gas industry in the United States, including exploration for and production of oil and natural gas and natural gas transmission, storage and distribution. Its regulated retail gas distribution subsidiaries serve approximately 1.7 million residential, commercial and industrial gas sales and transportation customers in Ohio, Pennsylvania and West Virginia. Its interstate gas transmission pipeline system services each of its distribution subsidiaries, non-affiliated utilities and end use customers in the Midwest, the Mid-Atlantic and the Northeast states. CNG's exploration and production operations are conducted in several of the major gas and oil producing basins in the United States, both onshore and offshore, and in Canada.

     The Company's other major subsidiaries are Dominion Energy, Inc. (DEI) and Dominion Capital, Inc. (DCI). DEI is engaged in independent power production and the acquisition and production of natural gas and oil reserves. In Canada, DEI is engaged in natural gas exploration, production and storage. DCI is Dominion's financial services subsidiary. DCI's primary business is financial services which includes commercial lending and residential mortgage lending. See Note 6 to the Consolidated Financial Statements for a discussion of management's strategy to exit and windup DCI's businesses as ordered by the SEC under the 1935 Act.

     Under the 1935 Act, Dominion created a subsidiary service company, Dominion Resources Services, Inc. (Services), which provides certain services to Dominion's operating subsidiaries. During 2000, CNG also had a service company. Effective January 1, 2001, the two service companies were combined into one service company.

     On March 3, 2000, Dominion announced a new business structure that integrates CNG's businesses, streamlines operations, and positions Dominion for long-term growth in the competitive marketplace. Under the structure, Dominion operates three principal business segments -- Dominion Energy, Dominion Delivery and Dominion Exploration & Production. In addition, Dominion reviews the financial services business of DCI and Corporate Operations as segments. Items for which the operating segments are not held accountable, as well as inter-segment eliminations, are included in Corporate Operations. See Note 27 to the Consolidated Financial Statements. While Dominion manages its daily operations as described above, assets remain wholly owned by its legal subsidiaries. For more information on business segments, see Note 27 to the Consolidated Financial Statements.

Results of Operations

Overview

Dominion achieved net income of $436 million in 2000, or $1.85 per diluted share, compared with net income of $297 million in 1999, or $1.48 per share. Since its acquisition, CNG's various businesses have had a significant impact on Dominion's current year operations. Consequently, the primary reason for the increase in operating results when comparing 2000 to 1999 is the contributions of CNG's operations. CNG's various businesses contributed $157 million, or $0.67 per share, to Dominion's net income in 2000. Net income for the comparative periods was impacted by an extraordinary item for the write-off of certain generation-related assets and liabilities in 1999 and the following factors in 2000:

 . a change in the method of accounting for pensions (see Note 3 to the Consolidated Financial Statements);

 . the increased earnings contributions by Dominion Energy, Dominion Delivery and Dominion Exploration & Production;

 .  the gain on the sale of Dominion's interest in Corby Power Station (see Note
   5 to the Consolidated Financial Statements);

 . the charges for restructuring and other acquisition-related costs and the charges resulting from the impairment and revaluation of DCI's assets (see
   Note 6 to the Consolidated Financial Statements);

 .  the amortization of the goodwill associated with the purchase of CNG (see
   Note 5 to the Consolidated Financial Statements);

 . an increase in interest charges primarily due to debt incurred to finance the acquisition of CNG and the interest expense of DCI;

 . a decrease in income tax expense primarily due to restructuring and other acquisition-related charges and the impairment and revaluation of DCI's assets.

   Net income decreased $251 million in 1999 as compared to 1998 and was impacted by the following:

 . the write-off of generation-related assets and liabilities in 1999, resulting in an after-tax charge to earnings of $255 million (see Note 7 to the Consolidated Financial Statements);

 . the loss recorded by Dominion Energy in 1999 related to its interests in Latin American power generation;

 . the sale of East Midlands which resulted in a gain in 1998 and the absence of East Midlands' contribution to earnings in 1999;

 . the increased contribution from Dominion Energy's energy marketing business during 1999;

 . the impairment of regulatory assets and one-time base rate refund resulting from the settlement of 1998 Virginia jurisdictional rate proceedings;

 . lower interest charges primarily due to the retirement of debt upon the sale of East Midlands, the capitalization of interest on utility generation construction beginning in 1999 and the interest portion of the 1998
   Virginia jurisdictional rate refund. These factors were offset, in part, by interest charges from debt issued to fund the acquisition of Kincaid Power Station and Dominion Energy Canada, Ltd. in 1998 and increased funding for loan originations at Dominion's financial services businesses; and

 .  a decrease in income tax expense due to taxes on the gain on the East
   Midlands sale recorded in 1998.

   A comparison of net income and earnings per share contributions by segment follows:

Year ended December 31,                       2000                          1999                       1998
---------------------------------------------------------------------------------------------------------------------
(millions, except per                     Net                           Net                       Net
share amounts)                         Income           EPS          Income         EPS        Income             EPS
---------------------------------------------------------------------------------------------------------------------
Dominion Delivery                     $   339       $  1.44          $  175      $ 0.91        $  168         $  0.86
Dominion Energy                           478          2.03             271        1.42           262            1.35
Dominion E&P                              270          1.14              44        0.23            34            0.17
DCI                                        11          0.05              78        0.41            59            0.30
East Midlands                                                                                      26            0.14
---------------------------------------------------------------------------------------------------------------------
                                        1,098          4.66             568        2.97           549            2.82
Corporate Operations                     (662)        (2.81)           (271)      (1.42)           (1)          (0.01)
---------------------------------------------------------------------------------------------------------------------
      Consolidated                    $   436       $  1.85          $  297      $ 1.48/(1)/   $  548         $  2.81
---------------------------------------------------------------------------------------------------------------------
Average shares -- diluted               235.9                         191.4                    $194.9
=====================================================================================================================

(1) Diluted earnings per share calculation includes the effect of the total return equity swap. For more information, see Note 19 to the Consolidated Financial Statements.

Regulated Sales Revenue

Regulated sales -- electric consist primarily of sales to retail customers in Dominion's electric service territory at rates authorized by the Virginia and North Carolina regulatory commissions and sales to cooperatives and municipalities at wholesale rates authorized by FERC. Also, included in this revenue are amounts received from others for use of Dominion's transmission system to transport electric energy under tariffs authorized by FERC.

   Regulated sales -- electric for fiscal years 2000, 1999 and 1998 were allocated to the electric utility operations of the Dominion Energy and Dominion Delivery businesses as follows:

(millions) Year ended December 31,                 2000       1999       1998
-----------------------------------------------------------------------------
Revenue:
  Dominion Energy                               $ 3,341    $ 3,122    $ 3,069
  Dominion Delivery                               1,151      1,109      1,063
  Corporate Operations                                          (4)      (153)
-----------------------------------------------------------------------------
  Total revenue                                 $ 4,492    $ 4,227    $ 3,979
=============================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Weather typically has a significant impact on retail electric sales revenue. However, for the comparative periods presented, weather did not have a significant impact.

     The primary factors affecting the increase in regulated sales -- electric in both fiscal years 2000 and 1999 were customer growth and changes in rates. Dominion's electric retail customer base increased, on average, approximately 39,000 in both 2000 and 1999 over the respective prior year periods. These additional customers increased electric regulated sales by an estimated $76 million in 2000 compared to 1999 and an estimated $68 million in 1999 compared to 1998. Fuel revenue increased $117 million in 2000 as compared to 1999 reflecting higher fuel rates approved in the first quarter of 2000. In addition, regulated sales -- electric in 1999 were higher as a result of a one-time $150 million base rate refund in 1998, the effect of which is reported in Corporate Operations along with other intersegment eliminations.

     For the period January 28, 2000 through December 31, 2000, regulated sales--gas were $ 1.4 billion. The revenue in 2000 reflects the cold weather experienced in the Company's retail gas service areas in the fourth quarter of 2000. Average sales rates for all customer groups increased sharply during the year, reflecting the pass through of higher purchased gas costs.

Dominion Energy

Dominion Energy includes Dominion's 19,000-megawatt generation portfolio, consisting of generating units and power purchase agreements. It also manages the Company's generation growth strategy; energy trading, marketing, hedging and arbitrage activities; and gas pipeline and storage operations. Selected financial information relevant to Dominion Energy is as follows:


Year ended December 31,                     2000              1999     1998
---------------------------------------------------------------------------
                                                      All
(millions)                        Total      CNG    Other
---------------------------------------------------------------------------
Regulated sales revenue:
      Electric                   $3,341            $3,341   $3,122   $3,069
Nonregulated sales revenue:
      Electric                       97                97      180      190
      Gas                           518     $494       24
Gas transportation and storage      291      291
Other revenue                       517      287      230      291      251
Operating expenses                3,830      857    2,973    2,970    2,895
Operating income                    934      215      719      623      615
===========================================================================

2000 Compared to 1999; 1999 Compared to 1998

Regulated sales-- electric increased, reflecting growth in the number of retail customers and an increase in Virginia jurisdictional fuel rates.

     The decrease in nonregulated electric sales is primarily attributable to the sale of Dominion Energy's interests in its Latin American power generation in 1999 and early 2000.

     Nonregulated gas sales to marketers and end users were $518 million. Nonregulated gas sales to other Dominion segments, included in Other revenue, were $122 million.

     Gas transportation volumes in 2000 were 425 Bcf, reflecting the cold weather experienced late in the year.

     Operating expenses in 2000 included purchased gas costs of $602 million associated with nonregulated gas sales.

     There were no significant variations in revenue, operating expenses or operating income for 1999 as compared to 1998.

Dominion Delivery

Dominion Delivery consists primarily of Dominion's electric transmission and distribution system and local gas distribution systems. Selected financial information relevant to Dominion Delivery is as follows:


Year ended December 31,                  2000              1999      1998
-------------------------------------------------------------------------
                                                    All
(millions)                    Total       CNG     Other
-------------------------------------------------------------------------

Regulated sales revenue:
      Electric               $1,151              $1,151   $1,109   $1,063
      Gas                     1,374    $1,374
Gas transportation and
      storage                   197       197
Operating expenses            2,117     1,398       719      735      687
Operating income                707       205       502      431      424
=========================================================================

2000 Compared to 1999; 1999 Compared to 1998

Regulated sales -- electric increased, reflecting growth in the number of retail customers.

     Regulated sales -- gas reflects the cold weather experienced in the Company's retail service areas during the fourth quarter of 2000. Gas sales and transportation volumes were 187 Bcf.

     Operating expenses increased due to the inclusion of CNG's other operations and maintenance expenses. The increase was mitigated by lower electric service restoration costs associated with storm damage, pension credits (see
Note 3 to the Consolidated Financial Statements) and the effect of staffing reductions attributable to restructuring initiatives.

     There were no significant variations in revenue, operating expenses or operating income for 1999 as compared to 1998.

Dominion Exploration & Production

Dominion Exploration & Production consists of the gas and oil exploration, development and production operations of DEI and CNG. The CNG acquisition added
1.5 trillion cubic feet equivalent (Tcfe) of gas reserves located primarily in the Gulf of Mexico, Gulf Coast and Appalachian and Rocky Mountain regions of the United States. Production from these reserves added nearly 475 million cubic feet of gas and 20,000 barrels of oil per day to Dominion's existing production. Dominion now owns 2.8 Tcfe reserves. Acquisition activity in early 2000 included the purchase of additional interests in two deepwater Gulf of Mexico fields and various South

Texas gas fields. Selected financial information relevant to Dominion Exploration & Production is as follows:

Year ended December 31,                 2000                 1999    1998
-------------------------------------------------------------------------
                                                        All
(millions)                              Total    CNG  Other
-------------------------------------------------------------------------
Operating revenue                      $1,369   $998   $371   $256   $164
Operating expenses                        931    670    261    212    135
Operating income                          438    328    110     44     29
=========================================================================

2000 Compared to 1999

Operating revenue and income were higher as a result of increased production and higher oil and gas prices. The 2000 results of operations reflect the addition of CNG's operations and new property acquisitions, as well as increased production from existing properties . CNG's exploration and production operations acquired in early 2000 contributed $998 million to the segment's total Operating revenue and income, including brokered gas and oil sales of $306 million.

     Natural gas production from operations other than CNG rose to 115 Bcfe in 2000, compared to 109 Bcfe in 1999. The increase was primarily due to a full year of operations from properties acquired by Dominion during 1999. Property additions in 1999 included the purchase of Remington Energy Ltd. (Remington), a natural gas exploration and production company headquartered in Calgary, Alberta, Canada and gas producing properties in the San Juan Basin of New Mexico.

     Operating expenses increased primarily due to the addition of CNG's operations and a full year of Remington's operations. Operating expenses attributable to CNG's operations also included $296 million for the cost of gas and oil purchased for brokered sales.

1999 Compared to 1998

     Oil and gas production revenues increased primarily due to increased natural gas production. Natural gas production rose to 109 Bcfe in 1999, compared to 69 Bcfe in 1998. At December 31, 1999, proved reserves totaled 1,234 Bcfe, an increase of 618 Bcfe over 1998. The 1999 increase in production and reserves resulted primarily from the development of existing acreage, a full year's operations at Dominion Energy Canada, Ltd. and the acquisition of Remington and gas producing properties in the San Juan Basin of New Mexico.

     Operating expenses increased primarily due to increased natural gas operations.

Dominion Capital

     Selected financial information relevant to DCI is as follows:

(millions) Year ended December 31,              2000   1999   1998
------------------------------------------------------------------
Other revenue                                   $433   $473   $409
Operating expenses                               218    208    199
Operating income                                 215    265    210
==================================================================

2000 Compared to 1999

Operating income decreased primarily due to decreased contributions from financial services businesses. Mortgage volumes were $2.1 billion in 2000, down from $2.4 billion in 1999. As a result of the sale and restructuring of loans, the commercial finance operations portfolio decreased to $676 million at the end of 2000 compared to $2.0 billion at the end of 1999. For additional information, see Note 6 to the Consolidated Financial Statements.

1999 Compared to 1998

Operating income increased primarily due to increased contributions from financial services businesses. Mortgage lending volumes were $2.4 billion, up from $2.1 billion in 1998. The commercial finance operations portfolio increased to $2.0 billion compared to $1.7 billion at the end of 1998.

Liquidity and Capital Resources

Internal Sources of Liquidity

Cash flow from operating activities provided approximately $ 1.3 billion during 2000 and $1.2 billion in 1999 and 1998. Cash requirements not met by the timing or amount of cash flow from operations are generally satisfied with proceeds from the short-term borrowings, sales of securities in the case of major acquisitions and additional long-term debt financings.

External Sources of Liquidity

During 2000, Dominion issued a combination of common stock and short-term and long-term debt, totaling $10.5 billion. As discussed below, these issuances were used primarily to finance the acquisition of CNG and the pending acquisition of Millstone Nuclear Power Station (Millstone), support financial services operations and for other general corporate purposes including the repayment of approximately $7.0 billion of long-term debt and preferred securities. See Notes 15 and 16 to the Consolidated Financial Statements for information on Dominion's short-term borrowings and long-term debt as of December 31, 2000.

CNG Acquisition and Related Financing

On January 28, 2000, Dominion acquired the outstanding shares of CNG's common stock for $6.4 billion, consisting of approximately 87 million shares of Dominion common stock and approximately $2.9 billion in cash. In addition, in connection with the acquisition, Dominion shareholders exchanged approximately 33 million shares of Dominion common stock for $1.4 billion. Dominion initially financed the CNG acquisition with bridge financing consisting of a $3.5 billion commercial paper program backed by a short-term credit facility and $1 billion of short-term, privately placed money market notes.

     During 2000, Dominion issued the following securities whose proceeds were used primarily to refinance a portion of the bridge financing:

 .  $700 million of 10-year fixed rate 8.125% notes;

 .  $700 million of 5-year fixed rate 7.625% notes;

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)


 .  $400 million of 3-year fixed rate 7.60% notes;

 .  $200 million of 12-years fixed rate 7.40% remarketable notes;

 .  $250 million of 14-year fixed rate 7.82% remarketable notes;

 .  $250 million of 12-year variable rate remarketable notes; and

 .  $413 million of Premium Income Equity Securities (registered trademark of
   Lehman Brothers, Inc.).

   Also during 2000, Dominion used net proceeds from the sales of non-core assets to pay down a portion of the bridge financing.

   In January 2001, Dominion issued $250 million of 8.4% Capital Securities due in January 2031 and $1 billion of 2-year fixed rate 6% notes to refinance the remaining bridge financing. For additional information on the capital securities, see Note 17 to the Consolidated Financial Statements.

Millstone Nuclear Power Station Acquisition and Related Financing

Dominion has reached an agreement to acquire Millstone, located in Waterford, Connecticut, for a total purchase price of approximately $1.3 billion. The acquisition is expected to close by the end of April 2001, following regulatory approvals. See Note 5 to the Consolidated Financial Statements. During 2000, Dominion issued 6 million shares of common stock generating proceeds of $354 million to pre-finance a portion of the Millstone acquisition. Also in January 2001, Dominion issued $300 million of 8.4% Trust Preferred Securities due in January 2041 in anticipation of the Millstone purchase. For additional information on the preferred securities, see Note 17 to the Consolidated Financial Statements. Dominion plans to finance the remainder of the Millstone acquisition with bridge financing or through the issuance of long-term debt.

Short-Term Borrowings

In addition to the bridge financing discussed above, Dominion has three separate commercial paper programs with an aggregate limit of $2.85 billion supported by various credit facilities. One facility is a $1.75 billion 364-day revolving credit facility that matures May 31, 2001. Two of the facilities, aggregating $500 million, are accessible by CNG only and will terminate by March 31, 2001. The other facilities are multi-year, one of which matures in June 2001.

   Net borrowings under the commercial paper program were $2.7 billion at December 31, 2000, an increase of $1.5 billion from amounts outstanding at December 31, 1999. Commercial paper borrowings are used primarily to fund working capital requirements and bridge financing of acquisitions, and therefore may vary significantly during the course of the year depending upon the timing and amount of cash requirements not satisfied by cash provided by operations.

   In addition to commercial paper, Dominion may also issue extendible commercial notes (ECNs) to meet working capital requirements. This program became effective in July 2000 and will allow Dominion to issue up to $200 million aggregate outstanding principal of ECNs. ECNs are unsecured notes expected to be sold in private placements. Any ECNs Dominion issues would have a stated maturity of 390 days from issuance and may be redeemed, at Dominion's option, within 90 days or less from issuance.

Equity Plans

In 2000, Dominion raised $195 million from the sale of common stock through Dominion Direct (a dividend reinvestment open enrollment direct stock purchase plan) and employee savings plans. Beginning in August 2000, Dominion began using newly issued shares rather than shares purchased on the open market for these plans.

Other Securities Issuances and Repayments

In 2000, Dominion issued the following securities:

 .  $220 million of variable-rate medium-term notes maturing in 2002; and

 .  $30 million of Tax-Exempt Pollution Control Revenue Bonds due September 1,
   2030.

   The proceeds from the issuances were used for general corporate purposes, including the scheduled retirement of outstanding debt and preferred stock.

   In 2000, Dominion repaid approximately $867 million of scheduled maturities of its long-term debt and preferred stock, excluding debt repaid in connection with financial services operations, and retired $45 million of debt securities through sinking fund provisions and open market purchases.

   In February 2001, Dominion issued through the Industrial Development Authority of the Town of Louisa, Virginia, $50 million in aggregate principal amount of Tax-Exempt Pollution Control Revenue Bonds due 2031. The net proceeds of the bonds were used to finance qualifying expenditures made during the construction of facilities at the North Anna Power Station.

Dominion Capital Financing Activities

In connection with purchases and originations of loans and sales and collections of loans during 2000, the Company repaid $237 million of short-term commercial paper and issued and repaid long-term debt of $5.0 billion and $6.1 billion, respectively.

Amounts Available under Shelf Registrations

As of December 31, 2000, Dominion had available $5.0 billion of remaining principal amount under currently effective shelf registrations with the SEC to meet capital requirements. Financing activities in January 2001 reduced this amount by $1.55 billion.

Investing Activities

In 2000, investing activities resulted in a net cash outflow of $2.6 billion reflecting the following primary investing activities:

 . Dominion's cash payment of approximately $2.9 billion in connection with the CNG acquisition;

 . plant and nuclear fuel expenditures of $1.4 billion that included construction and expansion of generation facilities, environmental upgrades, purchase of nuclear-fuel, and construction and improvements of gas and electric transmission and distribution assets;

 . exploration and production expenditures of $353 million that included the purchase of gas and oil producing properties, drilling and equipment costs and undeveloped lease acquisitions;

 .  proceeds from the sales of non-core businesses of $836 million; and

 . repayments of loans (net of new originations) associated with DCI of $1.3 billion.

Capital Requirements

Capital Expenditures

Dominion's planned capital expenditures during 2001, 2002 and 2003 are expected to total $2.0 billion, $3.0 billion and $2.8 billion, respectively. These expenditures include construction and expansion of generation facilities, environmental upgrades, purchase of nuclear fuel, construction improvements of gas and electric transmission and distribution assets, and expenditures for natural gas and oil producing properties.

Maturities

Dominion will require $336 million to meet current maturities of long-term securities in 2001.

     Dominion expects to fund its capital requirements and debt maturities with cash flow from operations and a combination of sales of securities and short-term borrowings.

Electric and Gas Industry Issues

Deregulation Legislation -- Electric Industry

Virginia

Historically, Dominion has had the exclusive right to provide electricity at retail within its assigned service areas in Virginia and North Carolina.

   However, during 1998 and 1999, deregulation legislation was enacted in Virginia that established a plan to restructure Virginia's electric utility industry and provided for a phased-in transition to a fully competitive retail electric market during the period January 1, 2002 through January 1, 2004. In connection with the implementation of the phase-in of retail electric competition, the Virginia Commission Staff recommended transition schedules for each of Virginia's electric utilities. For Dominion, the Virginia Commission Staff's plan recommended the phase-in of retail choice for all customers by January 1, 2003. Dominion filed comments on the Commission Staff's recommended plan in February 2001.

   Under the deregulation legislation, the generation portion of Dominion's Virginia jurisdictional operations will no longer be subject to cost-based rate regulation beginning in 2002. Base rates will remain unchanged until July 2007 and recovery of generation related costs will continue to be provided through capped rates and a wires charge assessed to those customers opting for alternate suppliers. In addition, under the deregulation legislation, Dominion may petition the Virginia Commission to terminate the capped rates after January 1, 2004. The capped rates may be terminated if the Virginia Commission finds that a competitive market for generation services exists within Dominion's service area.

   As discussed further in sections below, the deregulation legislation addressed divestiture, functional separation, regional transmission entities and other corporate relationships. It also established a task force to work with the Virginia Commission during the phase-in of competition. The task force's specific assignments include the monitoring of possible over or under-recovery of stranded costs by incumbent utilities. Technical amendments to the deregulation legislation were approved by the 2001 General Assembly.

North Carolina

The North Carolina General Assembly is exploring the future of electric service in North Carolina, including retail competition.

Federal

The United States Congress may consider federal legislation in the near future authorizing or requiring retail competition or repealing the 1935 Act and the Public Utility Regulatory Policy Act of 1978.

Deregulation Legislation -- Gas Industry

Each of the three states in which Dominion has gas distribution operations has enacted or considered legislation regarding deregulation of natural gas sales at the retail level.

Pennsylvania

As early as 1984, large industrial customers in Pennsylvania began to buy natural gas supplies from third parties, rather than directly from local utilities. Local distributors transported these third-party gas supplies to the industrial facilities. Since that time, nearly all Pennsylvania industrial and large commercial customers have started buying natural gas from unregulated suppliers.

   In 1997, Dominion's Pennsylvania gas utility voluntarily launched an Energy Choice program for all of its retail consumers in Pennsylvania. Subsequently, in 1999, Pennsylvania enacted legislation mandating supplier choice for residential and small commercial customers. At December 31, 2000, approximately 106,000 customers had opted for Energy Choice in the Company's Pennsylvania service area.

Ohio

Large industrial customers in Ohio also began to source their own natural gas supplies in the mid-1980s, as interstate pipeline transportation services became more widely available. However, to date Ohio has not enacted legislation requiring supplier choice for residential and commercial natural gas consumers. Dominion has made significant progress in offering Energy Choice to customers on its own initiative, in cooperation with the Public Utilities Commission of Ohio. In 1997, Dominion's Ohio gas utility launched a pilot program, designed to make gas transportation service available to residential and small commercial customers, and to the suppliers that market gas to these customer classes. In 2000, the Energy Choice program was expanded to all 1.2 million customers in Dominion's Ohio service area. At December 31, 2000, approximately

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

175,000 of Dominion's Ohio customers were participating in this open-access program.

West Virginia

At this time, West Virginia has not enacted legislation to require customer choice in its retail natural gas markets. The West Virginia Public Service Commission recently issued regulations to govern pooling services; these services are one of the tools that natural gas suppliers may utilize to provide retail customer choice in the future.

Virginia Retail Access Pilot Program

In 1998, the Virginia Commission issued an order instructing Dominion and AEP-Virginia, Virginia's two largest investor-owned utilities, each to design and file a retail access pilot program relating to electric distribution in Virginia. During 1998 and 1999, Dominion worked with the Virginia Commission Staff to develop the plans for the size and scope of the program and the market price methodology. In 2000, the Virginia Commission approved Dominion's retail access pilot program and issued a final order on the interim rules governing pilot programs. Dominion began its pilot program in September 2000. In January 2001, the Virginia Commission established a proceeding to determine the permanent rules for retail access.

Separation of Electric Generation and
Delivery Operations in Virginia

The deregulation legislation requires functional separation of electric generation and delivery utility operations by January 1, 2002. In November 2000, Dominion filed with the Virginia Commission an application for approval of a functional separation plan for its regulated electric utility operations. The plan provides for the following:

 .  transfer of generation assets into a separate legal entity, Dominion
   Generation Corporation;

 . transfer of rights and obligations under non-utility power purchase contracts to Dominion Generation Corporation;

 . retention of Dominion's electric transmission and distribution assets and operations, to be known as Dominion Virginia Power;

 . collection of nuclear decommissioning funding costs and wires charges from retail customers by Dominion Virginia Power on behalf of Dominion Generation Corporation;

 . Dominion Virginia Power to be responsible for providing capped rate service until July 1, 2007 and default service obligations, if any;


 . Dominion Generation Corporation to supply Dominion Virginia Power with electric power during and after the capped rate period under a power purchase agreement to ensure that adequate capacity and energy is available to meet Dominion's capped rate service and default supply obligations;

 .  upon expiration of the capped rate period, any power purchases by Dominion
   Virginia Power from Dominion Generation Corporation to be at prevailing market prices;

 . an index-based fuel cost recovery mechanism based on the forecasted generation by fuel type and projected fuel price indices after January 1, 2002;

 .  unbundled rates to reflect the separation and deregulation of generation;

 . a wires charge, effective January 1, 2002, and subject to annual adjustment, to be paid by retail customers choosing an alternative generation supplier during the capped rate period;

 . proposed internal controls to prevent cross-subsidies between regulated and unregulated entities and to ensure that the regulated company does not give undue advantages to unregulated affiliated generation companies; and

   planned allocation between Dominion Virginia Power and Dominion Generation Corporation of payment responsibility for existing Virginia Power debt with the objective that ratings on outstanding debt will remain unchanged.

   In October 2000, the Virginia Commission issued its final order promulgating regulations governing the functional separation of incumbent electric utilities' generation, transmission, and distribution services. The order adopted rules for how Virginia's existing electric utilities should organize themselves to participate in the competitive energy supply market, which begins a two-year phase in period in 2002. The rules govern how utilities which generate, transmit and distribute electricity can separate operations so their generating plants can participate in the competitive market without raising anti-competitive and other concerns.

Regional Transmission Entities/
Regional Transmission Organizations

The deregulation legislation required that Virginia's incumbent electric utilities join or establish regional transmission entities (RTE) by

January 1, 2001, and seek authorization from the Virginia Commission to transfer ownership or operational control of their transmission facilities to such RTEs. In July 2000, the Virginia Commission issued regulations governing the transfer of ownership or control of electric transmission assets to a RTE. In October 2000, Dominion filed its application with the Virginia Commission pursuant to the RTE regulations seeking authorization to transfer control of its electric transmission facilities to the Alliance Regional Transmission Organization (Alliance RTO). As discussed below, the formation of the Alliance RTO began according to FERC initiatives, but Dominion expects it to satisfy the RTE requirements under the Virginia deregulation legislation.

   In 1999, FERC issued regulations (Order No. 2000) to advance the formation of Regional Transmission Organizations (RTO). The regulations require that each public utility that owns, operates, or controls facilities for the transmission of electric energy in interstate commerce make certain filings with respect to operating and participating in a RTO. Dominion, together with AEP, Consumers Energy Company, The Detroit Edison Company and First Energy Corporation, on behalf of themselves and their public utility operating company subsidiaries (Alliance Companies), filed with FERC applications under Sections 205 and 203 of the Federal Power Act for approval of the proposed Alliance RTO. FERC approved most aspects of the Alliance RTO in January 2001. Dayton Power and Light Company, Illinois Power, Commonwealth Edison Company of

Indiana, Commonwealth Edison Company, Ameren UE and Ameren
CIPS subsequently requested FERC approval to join the Alliance RTO.

Competition -- Wholesale Market

Dominion sells electricity in the wholesale market under its market based sales tariff authorized by FERC but has agreed not to make wholesale power sales under this tariff to loads located within its service territory. During 2000, Dominion filed applications with FERC to make sales under its market-based sales tariff to loads within its Virginia service territory participating in its retail access pilot program and to amend its open access transmission tariff to accommodate the Virginia retail access pilot program. FERC has accepted both applications. Until authorization is granted by FERC, any sales of wholesale power to loads located within Dominion's Virginia service territory, other than sales to loads participating in the retail access pilot program, are to be at cost-based rates accepted by FERC.

   Dominion's sales of oil and natural gas in wholesale markets are not regulated by the FERC. The deregulation of gas sales began through a multi-year schedule established under the Natural Gas Policy Act (NGPA) of 1978 and was completed under the Natural Gas Wellhead Decontrol Act of 1989.

Exposure to Potentially Stranded Costs

The most significant potential impact of transitioning from a regulated to a competitive environment is stranded costs. Stranded costs are those costs incurred or commitments made by utilities under cost-based regulation that may not be reasonably expected to be recovered in a competitive market. If no recovery mechanism is provided during the transition, the financial position of a utility could be materially adversely affected. At December 31, 2000, Dominion's exposure to potentially stranded costs was comprised of: long-term purchased power contracts that could ultimately be determined to be above market; generating plants that could possibly become uneconomic in a deregulated environment; and unfunded obligations for nuclear plant decommissioning and postretirement benefits not yet recognized in the financial statements.

   Dominion believes capped electric retail rates provided under the Virginia deregulation legislation present a reasonable opportunity to recover a substantial portion of its potentially stranded costs. In the absence of capped rates, at March 31, 1999, Dominion would have otherwise been exposed, on a pre-tax basis, to an estimated $3.2 billion of potential losses related to long-term power purchase commitments. Recovery of Dominion's potentially stranded costs is subject to numerous risks including, among others, exposure to long-term power purchase commitment losses, future environmental compliance requirements, changes in tax laws, nuclear decommissioning costs, inflation, increased capital costs, and recovery of certain other items. See Notes 14, 21 and 22 to the Consolidated Financial Statements.

Environmental Matters

Dominion is subject to rising costs resulting from a steadily increasing number of federal, state and local laws and regulations designed to protect human health and the environment. These laws and regulations affect future planning and existing operations and can result in increased capital, operating and other costs as a result of compliance, remediation, containment and monitoring obligations. To the extent environmental costs are incurred through June 30, 2007, in excess of the level currently included in electric retail Virginia jurisdictional rates, the amounts will be reflected in Dominion's results of operations. After that date, recovery through regulated rates may be sought for only those environmental costs related to regulated electric transmission and distribution operations. Dominion may seek recovery through regulated rates for environmental expenditures related to regulated gas transmission and distribution operations.

Environmental Protection and Monitoring Expenditures

Dominion incurred approximately $94 million, $78 million, and $72 million of expenses (including depreciation) during 2000, 1999, and 1998, respectively, in connection with the use of environmental protection and monitoring activities, and expects these expenses to be approximately $91 million in 2001. In addition, capital expenditures related to environmental controls were $214 million, $84 million, and $22 million for 2000, 1999, and 1998, respectively. The amount estimated for 2001 for these expenditures is $200 million.

Clean Air Act Compliance

The Clean Air Act requires Dominion to reduce its emissions of SO\\2\\ and NO\\X\\, which are gaseous by-products of fossil fuel combustion. The Clean Air Act also requires Dominion to obtain operating permits for all major emissions-emitting facilities. Permit applications have been submitted for Dominion's power stations. The Clean Air Act's SO\\2\\ reduction program is based on the issuance of a limited number of SO\\2\\ emission allowances, each of which may be used as a permit to emit one ton of SO\\2\\ into the atmosphere or may be sold to a third party.

   In September 1998, the EPA adopted a rule requiring 22 states, including Virginia, West Virginia, Illinois and North Carolina, to reduce and cap ozone-season NO\\X\\ emissions beginning in May 2003. A recent court ruling has extended the compliance date to May 31, 2004. In response to these requirements, Dominion plans to install NO\\X\\ reduction equipment at its coal-fired generating facilities at an estimated capital cost of approximately $635 million over the next several years. Whether these costs are actually incurred is dependent on the outcome of pending litigation of these rules, the implementation plans adopted by the states in which Dominion operates and Dominion's agreement in principle with the federal government as discussed below.

   Evaluation and planning of future projects to comply with SO\\2\\ and NO\\X\\ reduction requirements are ongoing and will be influenced by changes in the regulatory environment, availability of SO\\2\\ allowances, and emission control technology.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

   During 2000, Dominion received a Notice of Violation from the EPA alleging that it failed to obtain New Source Review permits under the Clean Air Act prior to undertaking specified construction projects at the Mt. Storm Power Station in West Virginia. Management believes that Dominion has obtained the permits necessary in connection with its generating facilities. Dominion has reached an agreement in principle with the federal government and the state of New York concerning the implementation of certain additional environmental controls at its coal-fired generating stations in connection with the resolution of various Clean Air Act matters. The agreement in principle includes payment of a $5 million civil penalty, a commitment of $14 million for environmental projects in Virginia, West Virginia, Connecticut, New Jersey and New York, and a 12-year, $1.2 billion capital investment program for environmental improvements at Dominion's coal-fired generating stations in Virginia and West Virginia. Dominion had already committed to a substantial portion of the $1.2 billion expenditures for SO\2\ and NO\X\ emissions controls as discussed above. Although Dominion has reached an agreement in principle, the terms of a final binding settlement are still under negotiation. See Note 22 to the Consolidated Financial Statements.

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

Recently Issued Accounting Standards

In June 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that all derivative instruments be recorded on the Company's balance sheet at their fair value effective January 1, 2001.

   Dominion has determined that certain contracts used in its operations will be subject to fair value accounting under SFAS No. 133. A substantial portion of these contracts is used by Dominion in its production and delivery of energy to its customers and the contracts involve various hedging strategies. In addition to these commodity contracts, Dominion uses interest rate swaps to manage its cost of capital.

   The Company will record one-time, non-operating after-tax charges to net income of approximately $1 million and other comprehensive income of approximately $180 million in the first quarter of 2001 for the initial adoption of SFAS No. 133. These adjustments will be recognized as of January 1, 2001 as the cumulative effect of a change in accounting principle. The ongoing effects will depend on future market conditions, the Company's hedging activities, and further interpretations of the standard. The Derivatives Implementation Group
(DIG), a group sponsored by the FASB, continues to develop interpretive guidance. The DIG has not yet resolved certain issues that could ultimately impact the application of the standard.

Restructuring and Other Acquisition-Related Charges

Subsequent to its acquisition of CNG, Dominion developed and began the implementation of a plan to restructure the operations of the combined companies. Restructuring activities include workforce reductions and the consolidation of post-merger operations and information technology systems. For the year ended December 31, 2000, the Company recognized $460 million of restructuring costs and other acquisition-related costs. See Note 6 to the Consolidated Financial Statements.

   The 2000 workforce reductions and other restructuring actions should reduce future annualized operating costs by approximately $102 million that would otherwise have been incurred.

Business Opportunities and Other Operations

Because Dominion's industry is rapidly changing, there are many opportunities for acquisitions of assets and business combinations. Dominion investigates any opportunity that may increase shareholder value and build on existing businesses. Dominion has participated in the past, and its security holders may assume that at any time Dominion may be participating, in bidding or other negotiating processes for such transactions. Such participation may or may not result in a transaction for Dominion. However, any such transaction that does take place may involve consideration in the form of cash, debt or equity securities and may involve payment of a premium over book or market values. Such transactions or payments could affect the market prices and rates for Dominion's securities.

Exploration and Production Operations

Dominion continues to focus on maintaining and increasing earnings from oil and gas properties primarily through development and acquisition activities and operating efficiencies. Dominion will continue to seek opportunities to optimize the value of its reserves through the convergence of its gas and electric products and maximization of its gas storage facilities. In addition, sharing past experiences and sound business practices developed over time in oil and gas operations should help improve operational efficiencies and minimize finding, developing and lifting costs. Additional efficiencies are being achieved by elimination of duplicate administrative functions.

   Due to unprecedented supply and demand factors, natural gas prices are now at levels not seen in years. While increased prices can benefit Dominion, where over 80 percent of reserves are natural gas, higher prices also will impact the future cost of acquiring, finding, developing and producing reserves. Higher oil and gas prices have impacted both the availability and cost of oilfield equipment and materials, such as rigs, boats and drill pipe.

Independent Power Production Operations

Dominion's future focus in its power generation business is to acquire and develop additional power generation in the MAIN to Maine region. The region begins at the Mid-America Interconnected Network (MAIN) and extends northeastward through Maine. MAIN includes electric service territories of the upper Midwest. Dominion is benefiting from the CNG acquisition as it plans to develop natural gas-fired power generation facilities along its natural gas pipeline system. Dominion has identified a number of potential development sites in Ohio, Pennsylvania, New York, West Virginia and Virginia.

Telecommunications Operations

The Company plans to expand its telecommunications operations as a competitive provider of telecommunications service, including the development of a facilities-based high-bandwidth capacity telecommunications network throughout the eastern United States. Initially, Dominion will build its network through the acquisition of dark fiber capacity on existing third-party networks. It expects future growth of its network to occur through joint development projects on third-party rights of way. The Company anticipates financing these expansion plans through a financing structure that will allow Dominion to deconsolidate its telecommunications business, while maintaining management flexibility for future growth. Dominion expects to close the approximately $700 million financing plan in early 2001 and will use the proceeds to fund telecommunications expansion.

Divestitures

Under the SEC's order approving the CNG acquisition, Dominion must divest itself of DCI within three years. No formal plan of divestiture has been adopted. However, Dominion has sold certain portions of its financial services businesses. Until DCI is sold, Dominion will continue to operate these financial service activities and be subject to their risks.

Restructuring of Contracts with Non-Utility
Generating Facilities

The Company has reached an agreement, pending regulatory approvals, to terminate three long-term power purchase agreements. Dominion expects the transaction to be completed in the first quarter of 2001, resulting in a one-time, non-operating charge of approximately $135 million, after taxes. The transaction is part of an ongoing program which seeks to achieve competitive cost structures at its power generating business.

Nuclear Relicensing

In June 2001, Dominion plans to file applications with the NRC to renew the operating licenses for its Surry and North Anna nuclear stations. The technical work required to support a license renewal application was completed in 2000. The renewal of the license will extend the plants' useful lives by 20 years. See
Note 14 to the Consolidated Financial Statements.

Effect of Changes in Natural Gas and Oil Prices

Dominion's operations are impacted by changes in energy commodity prices. To the extent energy commodities are sold by one of Dominion's cost-of-service rate regulated utilities, the cost of such commodities are generally recovered through rates. For sales of Dominion's production of natural gas and oil and for sales of energy commodities through nonregulated subsidiaries, price changes impact Dominion's sales revenue. However, Dominion has established an enterprise risk management function to manage such price risk exposures.

Market Rate Sensitive Instruments and Risk Management

Dominion is exposed to market risk because it utilizes financial instruments, derivative financial instruments and derivative commodity instruments. The market risks inherent in these instruments are represented by the potential loss due to adverse changes in interest rates, commodity prices and equity security prices as described below. Interest rate risk generally is related to Dominion's outstanding debt as well as its commercial, consumer, and mortgage lending activities. Commodity price risk is experienced in Dominion's electric operations, gas production and procurement operations, and energy marketing and trading operations due to the exposure to market shifts for prices received and paid for natural gas and electricity. Dominion uses derivative commodity instruments to hedge price exposures for these operations. Dominion is exposed to equity price risk through various portfolios of equity securities.

   Dominion uses the sensitivity analysis methodology to disclose the quantitative information for interest rate and commodity price risks. The sensitivity analysis estimates the potential loss of future earnings or fair value from market risk sensitive instruments over a selected time period due to a 10% unfavorable change in interest rates and commodity prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Interest Rate Risk

Dominion manages its interest rate risk exposure by maintaining a mix of fixed and variable rate debt. In addition, Dominion enters into interest rate sensitive derivatives. Examples of these derivatives are swaps, forwards and futures contracts. In addition, Dominion, through subsidiaries, retains ownership in mortgage investments, including subordinated bonds and interest-only residual assets retained at securitization of mortgage loans originated and purchased. For financial instruments outstanding at December 31, 2000, a hypothetical 10% increase in market interest rates would decrease annual earnings by approximately $40 million. A hypothetical 10% increase in market interest rates, as determined at December 31, 1999, would have resulted in a decrease in annual earnings of $31 million.

Commodity Price Risk -- Non-Trading Activities

Dominion manages the price risk associated with purchases and sales of natural gas and oil by selecting derivative commodity instruments including futures, forwards, options, swaps, and collars.

     For sensitivity analysis purposes, the fair value of Dominion's oil and natural gas derivative financial contracts are determined from models which take into account the market prices of oil and natural gas in future periods, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

     Dominion has determined a hypothetical change in fair value for its oil and natural gas derivative financial contracts assuming a 10% unfavorable change in market prices. This hypothetical 10% change in market prices would have resulted in a decrease in fair value of approximately $56 million and $20 million as of December 31, 2000 and December 31, 1999, respectively.

     The impact of a change in oil and natural gas commodity prices on Dominion's oil and natural gas derivative financial contracts at a point in time is not necessarily representative of the results that will be realized when such contracts are ultimately settled. Net losses from oil and natural gas financial derivative contracts used for hedging purposes, to the extent realized, should generally be offset by recognition of the hedged transaction.

Commodity Price Risk -- Trading Activities

As part of its strategy to market energy from its generation capacity and to manage related risks, Dominion manages a portfolio of derivative commodity contracts held for trading purposes. These contracts are sensitive to changes in the prices of natural gas and electricity. Dominion employs established policies and procedures to manage the risks associated with these price fluctuations and uses various commodity instruments, such as futures, swaps and options, to reduce risk by creating offsetting market positions. In addition, Dominion seeks to use its generation capacity, when not needed to serve customers in its service territory, to satisfy commitments to sell energy.

     A hypothetical 10% change in commodity prices would have resulted in a hypothetical loss of approximately $3 million and $5 million in the fair value of its commodity contracts, held for trading purposes, as of December 31, 2000 and 1999, respectively.

Equity Price Risk

Dominion is subject to equity price risk due to marketable securities held as investments and in trust funds. In accordance with current accounting standards, the marketable securities are reported on the balance sheet at fair value. The following table presents descriptions of the equity securities held by Dominion at December 31, 2000 and 1999.

                                            2000                      1999
----------------------------------------------------------------------------------
                                                    Fair                     Fair
(millions)                            Cost         Value       Cost         Value
----------------------------------------------------------------------------------
Trading:
      Short-term marketable
       securities                      $275         $275        $  1        $  2
Other than trading:
      Marketable securities             134          118         134         126
      Nuclear decommissioning
       trust investments                279          549         274         565
==================================================================================


Risk Management Policies

Dominion has operating procedures in place that are administered by experienced management to help ensure that proper internal controls are maintained. In addition, Dominion has established an independent function at the corporate level to monitor compliance with the price risk management policies of all subsidiaries. Dominion maintains credit policies that include the evaluation of a prospective counterparty's financial condition, collateral requirements where deemed necessary, and the use of standardized agreements which facilitate the netting of cash flows associated with a single counterparty. In addition, Dominion also monitors the financial condition of existing counterparties on an ongoing basis. Dominion believes it unlikely that a material adverse effect on its financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

[LOGO] Notes to Consolidated Financial Statements

     Note 1 | Nature of Operations

General Organization and Legal Description

Dominion Resources, Inc. (Dominion or the Company) is a holding company headquartered in Richmond, Virginia. Its principal subsidiaries are Virginia Electric and Power Company (Virginia Power) and, with the completion of the acquisition on January 28, 2000, Consolidated Natural Gas Company (CNG). Dominion is subject to the Public Utility Holding Company Act of 1935 (1935
Act).

     Virginia Power is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within a 30,000 square-mile area in Virginia and northeastern North Carolina. Virginia Power sells electricity to approximately 2.1 million retail customers (including governmental agencies) and to wholesale customers such as rural electric cooperatives, municipalities, power marketers and other utilities. Virginia Power engages in off-system wholesale purchases and sales of electricity and purchases and sales of natural gas beyond the geographic limits of its retail service territory.

     CNG operates in all phases of the natural gas industry, including exploration for and production of oil and natural gas in the United States. Its regulated retail gas distribution subsidiaries serve approximately 1.7 million residential, commercial and industrial gas sales and transportation customers in Ohio, Pennsylvania and West Virginia. Its interstate gas transmission pipeline system services each of its distribution subsidiaries, non-affiliated utilities and end use customers in the Midwest, the Mid-Atlantic and the Northeast states. CNG's exploration and production operations are conducted in several of the major gas and oil producing basins in the United States, both onshore and offshore. CNG also holds equity investments in energy activities in Australia, which are held for sale.

     The Company's other major subsidiaries are Dominion Energy, Inc. (DEI) and Dominion Capital, Inc. (DCI). DEI is engaged in independent power production and the acquisition and production of natural gas and oil reserves. In Canada, DEI is engaged in natural gas exploration, production and storage. DCI is Dominion's financial services subsidiary. DCI's primary business is financial services which includes commercial lending and residential mortgage lending. See Note 6 for a discussion of management's strategy to exit and windup DCI's businesses as ordered by the Securities and Exchange Commission (SEC) under the 1935 Act.

     In mid-1998 Dominion sold East Midlands Electricity, plc (East Midlands), an electricity distribution and supply company in the United Kingdom.

     Dominion created a subsidiary service company under the 1935 Act, Dominion Resources Services, Inc. (Services), which provided certain services to Dominion's operating subsidiaries. During 2000, CNG also had a service company. Effective January 1, 2001, the two service companies were combined into one service company.

     Dominion manages its operations based on the following operating segments:
Dominion Energy, Dominion Delivery and Dominion Exploration & Production. In addition, Dominion also reviews the financial services business of DCI and Corporate Operations as segments.

     While Dominion manages its daily operations as described above, assets remain wholly owned by its legal subsidiaries. For more information on business segments, see Note 27.

     "Dominion" or the "Company" is used throughout this report and, depending on the context of its use, may represent any of the following: the legal entity, Dominion Resources, Inc., one of Dominion's consolidated subsidiaries or the entirety of Dominion Resources, Inc. and its consolidated subsidiaries.

     Note 2 | Significant Accounting Policies

General

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     The consolidated financial statements represent the accounts of the Company after the elimination of intercompany transactions. The Company follows the equity method of accounting for investments in partnerships and corporate joint ventures when the company is able to influence the financial and operating policies of the investee. For all other investments, the cost method is applied.

     Accounting for the utility businesses conforms with generally accepted accounting principles as applied to regulated public utilities and as prescribed by federal agencies and the commissions of the states in which the utility business operates.

Revenue

Revenue is recorded on the basis of services rendered, commodities delivered or contracts settled and include amounts yet to be billed to customers. Revenue from trading activities include realized commodity contract revenue, net of related cost of sales, amortization of option premiums, and unrealized gains and losses resulting from marking to market those commodity contracts not yet settled. Dividend income on securities owned is recognized on the ex-dividend date.

Fuel, Net

Fuel, net includes the cost of fossil fuel and nuclear fuel used in electric generation and purchased energy used to serve electric sales. It also includes the cost of purchased energy associated with power marketing sales subject to cost of service rate regulation.

     Practically all of Dominion's electric service regulated fuel costs are subject to deferral accounting. Deferral accounting provides that the difference between reasonably incurred actual expenses and the level of expenses included in current rates is deferred and matched against future revenues. Fuel, net includes the effect of this deferral accounting and may therefore show expenses that are marginally higher or lower than the actual cost of fuel consumed during the period.

Unrecovered Gas Costs

Where permitted by regulatory authorities, the Company defers the difference between the cost of gas (including certain related costs) and the amount of such costs included in current customer rates. The differences are accounted for as either unrecovered gas costs or amounts payable to customers. Unrecovered amounts are recognized as purchased gas expenses in future periods when the costs are recovered through adjusted rates.

Goodwill, Net

Goodwill is the excess of the cost of net identifiable assets acquired in business combinations over their fair value. It is amortized on a straight-line basis over periods up to 40 years.

Utility and Other Plant

Property, plant and equipment are stated at cost. Additions and betterments are charged to the property accounts at cost. Maintenance, repairs and related costs are charged principally to expense as incurred.

Impairment of Long-Lived Assets

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets or intangible assets, including goodwill, may not be recoverable, an evaluation for impairment is performed. Such evaluations may consider various analyses, including undiscounted future cash flows attributable to the assets.

Exploration and Production Properties

Effective with the acquisition of CNG on January 28, 2000, Dominion changed its method of accounting for its oil and gas exploration and production activities to the full cost method of accounting. Previously, the Company had accounted for these activities, which were primarily directed toward development and extraction rather than exploration, using the successful efforts method of accounting. Prior periods have been restated. The effect of restatement on 1999 and 1998 was not material. For more information on the accounting change, see
Note 3.

     Under the full cost method, all costs directly associated with property acquisition, exploration, and development activities are capitalized, with the principal limitation that such amounts not exceed the present value of estimated future net revenues to be derived from the production of proved gas and oil reserves (the "ceiling test"). If net capitalized costs exceed the ceiling test at the end of any quarterly period, then a permanent write-down of the assets must be recognized in that period. The ceiling test is performed separately for each cost center, with cost centers established on a country-by-country basis.

Depreciation, Depletion and Amortization

Depreciation and amortization are recorded over the estimated service lives of plant assets by application of the straight-line method or, in the case of gas and oil producing properties, the unit-of-production method. The cost of depreciable gas utility and electric transmission and distribution property retired and related cost of removal, less salvage, are charged to accumulated depreciation. For generation-related property, cost of removal is charged to expense as incurred. The Company records gains and losses upon retirement of generation-related property based upon the difference between proceeds received, if any, and the property's undepreciated basis at the retirement date. Owned nuclear fuel is amortized on a unit-of-production basis sufficient to amortize fully, over the estimated service life, the cost of the fuel plus permanent storage and disposal costs.

     Estimated useful lives of the Company's property, plant and equipment are as follows: production 10-66 years, transmission 10-77 years, distribution 10-66 years, storage 10-69 years, and other 5-50 years.

     Under the full cost method of accounting, amortization is also accrued on estimated future costs to be incurred in developing proved gas and oil reserves, and on estimated dismantlement and abandonment costs net of projected salvage values. However, the costs of investments in unproved properties and major development projects are excluded from amortization until it is determined whether or not proved reserves are attributable to such properties.

Capitalized Interest

Interest is capitalized in connection with the construction of major facilities. The capitalized interest is recorded as part of the asset and is depreciated over the asset's estimated useful life. In 2000, 1999 and 1998, $22 million, $30 million and $10 million of interest cost was capitalized, respectively.

Income Taxes

Dominion and its subsidiaries file a consolidated federal income tax return. Deferred income taxes are provided for all significant temporary differences between the financial and tax basis of assets and liabilities. The regulatory treatment of temporary differences can differ from the requirements of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Accordingly, a regulatory asset has been recognized if it is probable that future revenues will be provided for the payment of deferred tax liabilities.

     Dominion accounts for investment tax credits related to utility plant subject to cost-based regulation under the "deferral method," which provides for the amortization of these credits over the service lives of the property giving rise to the credits.

Regulatory Assets and Liabilities

Generally, Dominion uses the same accounting policies and practices used by nonregulated companies for financial reporting under generally accepted accounting principles. However, regulatory authorities may order an accounting treatment different from that used by nonregulated companies to determine the rates charged to customers. When this occurs, certain utility income and expenses are deferred as regulatory assets and liabilities. See Notes 7 and 12 for additional information on regulatory assets and liabilities and the impact of legislation on continued application of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

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

Amortization of Debt Issuance Costs

Dominion defers and amortizes the expenses incurred in the issuance of long-term debt, together with premiums and discounts associated with such debt, over the lives of the respective issues. Any gains or losses resulting from the refinancing of debt allocable to utility operations that are subject to cost-based regulation are also deferred and amortized over the lives of the new issues of long-term debt as permitted by regulatory commissions. In addition, gains or losses resulting from the redemption of debt allocable to utility operations that are subject to cost-based regulation without refinancing are amortized over the remaining lives of the redeemed issues.

Investment Securities

Dominion accounts for and classifies investments in equity securities that have readily determinable fair values and for all investments in debt securities based on management's intent. The investments are classified into three categories. Debt securities which are intended to be held to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities purchased and held with the intent of selling them in the current period are classified as trading securities and are reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities that are neither held-to-maturity nor trading are classified as available-for-sale securities. These are reported at fair value with unrealized gains and losses reported in shareholders' equity, as a component of accumulated other comprehensive income, net of tax. For a discussion of the treatment for securities held in nuclear decommissioning trusts and classified as available-for-sale, see Note 14.

Mortgage Loans Held for Sale

Mortgage loans held for sale consist of mortgage loans secured by single family residential properties. Any price premiums or discounts on mortgage loans, including any capitalized costs or deferred fees on originated loans, are deferred as an adjustment to the cost of the loans and are therefore included in the determination of any gains or losses on sales of the related loans. Mortgage loans held for sale are carried at the lower of cost or market value.

Loans Receivable, Net and Finance Receivables
Held for Sale

Loans receivable and finance receivables held for sale are stated at their outstanding principal balance, net of the allowance for credit losses and any deferred fees or costs. Origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield of the related loans receivable.

     The allowance for credit losses is established through provisions for credit losses charged against income. Loans and finance receivables deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. At December 31, 2000 and 1999, the allowance for credit losses for loans receivable, net was $61 million and $47 million, respectively.

Gain on Sale of Loans

Gain on sale of loans represents the present value of amounts based on the difference between the interest rate to be received on the mortgage loans sold and the interest rate to be paid to investors participating in securitizations, after considering estimated prepayments, credit losses, servicing costs, and non-refundable fees and premiums. Securitizations involve selling mortgage loans to an unconsolidated special purpose trust in exchange for cash proceeds and an interest in the loans securitized (residual assets). Gains on the sale of loans are recognized on the settlement date. Residual assets may include interest-only strips and servicing rights. Interest-only residual assets are recorded based on the net present value of the projected cash flows, using management's best estimates of the key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

Loan Servicing Rights

Dominion recognizes as separate assets its rights to service mortgage loans. Mortgage servicing rights are recorded when purchased or when mortgage loans are originated and subsequently sold or securitized with the servicing rights retained. Servicing rights are recorded based on the relative fair value of the mortgage loans and the servicing rights. The fair value of the servicing rights is determined based on market prices under comparable servicing sales contracts or the present value of estimated future cash flows. Dominion assesses the impairment of mortgage servicing rights based on the fair value of those rights, and any impairment is recognized through a valuation allowance.

     Mortgage loans serviced require regular monthly payments from borrowers. Income on loan servicing is generally recorded as payments are collected and is based on a percentage of the principal balance of loans serviced. Loan servicing expenses are charged to operations when incurred.

Mortgage Investments

Mortgage investments consist of subordinated bonds and interest-only residual assets retained at securitization of mortgage loans. Mortgage investments are classified as trading securities. Interest-only strip residual assets are amortized in proportion to the estimated income received but are analyzed quarterly to determine whether prepayment experience, losses and changes in the interest rate environment have had an impact on the valuation. Expected cash flows of the underlying loans sold are reviewed based upon current economic conditions and the type of loans originated and are revised as necessary.

Derivatives -- Other Than Trading

Dominion utilizes futures and forward contracts and derivative financial instruments, including swaps, caps and collars, to manage exposure to fluctuations in interest rates, lease payments, and natural gas and electricity prices.

     These futures, forwards and derivative financial instruments are deemed effective hedges when the item being hedged and the underlying financial or commodity instrument show strong historical correlation. Dominion uses deferral accounting to account for futures, forwards and derivative instruments which are designated as hedges. Under this method, gains and losses (including the payment of any premium) related to effective hedges of existing assets and liabilities are recognized in earnings in conjunction with earnings of the designated asset or liability. Gains and losses related to effective hedges of firm commitments and anticipated transactions are included in the measurement of the subsequent transaction. Cash flow from derivatives designed as hedges are reported in net cash flow from operating activities.

Derivatives -- Trading

The fair value method, which is used for those derivative transactions which do not qualify for settlement or deferral accounting, requires that derivatives are carried on the balance sheet at fair value, with changes in that value recognized in earnings or common shareholders' equity. As part of Dominion's strategy to market energy from its generation capacity and to manage the risks related thereto, it enters into contracts for the purchase and sale of energy commodities. Dominion uses the fair value method for its trading activities.

     Options, swaps and future contracts are marked to market with resulting gains and losses reported in earnings. Forward contracts, initiated for trading purposes, are also marked to market with resulting gains and losses reported in earnings. For swaps, forward contracts, and options, market value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments. Exchange-traded futures and options are marked to market based on exchange closing prices.

     Commodity contracts representing unrealized gain positions are reported as Commodity contract assets; commodity contracts representing unrealized losses are reported as Commodity contract liabilities. In addition, purchased options and options sold are reported as Commodity contract assets and Commodity contract liabilities, respectively, at estimated market value until exercise or expiration. Realized commodity contract revenues, net of related cost of sales, settlement of futures contracts, amortization of option premiums, and unrealized gains and losses resulting from marking positions to market are included in Operating revenue. Cash flow from trading activities is reported in net cash flow from operating activities.

Other Derivatives

Dominion uses total return swaps to accumulate loans and securities for future sale as collateralized debt obligation securities. Gains and losses from the settlements and sale of total return swaps are recorded as Operating revenue and income -- Other. Total return swaps are marked to market with the corresponding unrealized gains and losses also recorded in Operating revenue and income -- Other. Cash flow from total return swaps are reported in net cash flow from operating activities. As of December 31, 2000, all total return swaps relating to the above have been terminated.

     Dominion has used total return equity swaps to reacquire shares of its outstanding common stock. Dominion has recorded all amounts received or paid in 2000 under such arrangements as either increases or decreases to equity.

     The net of amounts paid and amounts received under interest rate swaps is reported as interest expense in the Consolidated Statement of Income.

     See Note 4 for discussion of recently issued accounting standards and their impact on the Company's accounting for derivatives in 2001.

Cash and Cash Equivalents

Current banking arrangements generally do not require checks to be funded until actually presented for payment. At December 31, 2000 and 1999, accounts payable included the net effect of checks outstanding but not yet presented for payment of $171 million and $61 million, respectively.

     For purposes of the Consolidated Statements of Cash Flows, Dominion considers cash and cash equivalents to include cash on hand and temporary investments purchased with a maturity of three months or less.

Reclassification

Certain amounts in the 1999 and 1998 Consolidated Financial Statements have been reclassified to conform to the 2000 presentation.

     Note 3 | Accounting Changes

Accounting for Net Periodic Pension Cost

Effective January 1, 2000, Dominion adopted a company-wide method of calculating the market related value of pension plan assets used to determine the expected return on pension plan assets, a component of net periodic pension cost. Under the new method, the market related value of pension plan assets reflects the difference between actual investment returns and expected investment returns evenly over a four-year period. Prior to Dominion's acquisition of CNG, each company used different methods to determine the "calculated value" of the market related value of pension plan assets. The previous Dominion method recognized interest, dividends and realized gains immediately and deferred unrealized gains and losses evenly over a five-year period. The former CNG method calculated the market related value of pension plan assets as the average of market values at the end of each of the preceding four years, with appropriate adjustments for receipts, disbursements, and investment income during the period. Dominion believes that the new method is preferable to continuing to use either or both of the former methods as the new method enhances the predictability of expected return on pension plan assets, provides consistent treatment of all investment gains and losses, and results in calculated market related pension plan asset values that are closer to market value as compared to values calculated under the previous methods.

     The $21 million cumulative effect of the change on prior years (net of income taxes of $11 million) is included in income for the year ended December 31, 2000. The effect of the change on 2000 was to increase income before extraordinary item and cumulative effect of a change in accounting principle by $11 million ($0.05 per share-basic and diluted) and net income by $32 million ($0.14 per share-basic and diluted).

     Retroactive application of the new method, on a pro forma basis, would not have materially changed Dominion's net income for 1999 or 1998.

Accounting for Oil and Gas Activities

Effective upon the acquisition of CNG on January 28, 2000, Dominion changed its method of accounting for oil and gas exploration and production activities to the full cost method of accounting. Previously, Dominion accounted for these activities, which were primarily directed toward development and extraction rather than exploration, using the successful efforts method of accounting.

     While the Company's previous method of accounting was in accordance with generally accepted accounting principles, the Company believes that the full cost method of accounting is preferable for its merged exploration and production operations. CNG's exploration and production business is historically larger than Dominion's and consists of substantial investments in exploration activities. CNG uses the full cost method of accounting for its exploration and production activities which management believes better reflects the economics associated with the discovery and development of oil and gas reserves. It is anticipated that the strategic direction of the combined exploration and production operations will be consistent with CNG's past operations, thus supporting the adoption of the full cost method of accounting.

     Prior year financial statements have been restated to reflect this change on a retroactive basis. The effect of the accounting change on income in 2000, and on income as previously reported for 1999 and 1998 is not significant.

     The balances of retained earnings for 1999 and 1998 have been restated for the effect (net of income taxes) of applying retroactively the new method of accounting.

     Note 4 | Recently Issued Accounting Standards

In June 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that all derivative instruments be recorded on the Company's balance sheet at their fair value effective January 1, 2001.

     The Company holds certain commodity contracts for trading purposes that are currently subject to fair value accounting under Emerging Issues Task Force Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. The Company determined that certain additional contracts will be subject to fair value accounting under SFAS No. 133. A substantial portion of these contracts is used by Dominion in its production and delivery of energy to its customers and involves various hedging strategies. In addition to these commodity contracts, Dominion uses interest rate swaps to manage its cost of capital.

     Under SFAS No. 133, changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated and effective as part of a hedge strategy, and, if it is, whether such strategy represents a fair value or cash flow hedge. For fair value hedge strategies, where Dominion is hedging the changes in the fair value of assets, liabilities or firm commitments, changes in the fair value of the derivative instruments will generally be offset in the income statement by changes in the fair value of the hedged items. For cash flow hedge strategies, where Dominion is hedging the variability of cash flows related to variable-priced assets, liabilities or forecasted transactions, including anticipated production, purchases or sales, changes in the fair value of the derivative instruments will be reported in other comprehensive income. Amounts recorded in other comprehensive income will be adjusted for changes in fair value until reclassified to earnings. Such reclassification will generally occur when earnings are affected by the hedged transactions (e.g., anticipated sales). As amounts are reclassified from other comprehensive income, the impact on earnings should generally be offset by the recognition of the hedged transactions.

   The Company will record after-tax charges to net income of approximately $1 million and other comprehensive income of approximately $180 million in the first quarter of 2001 for the initial adoption of SFAS No. 133. These adjustments will be recognized as of January 1, 2001 as the cumulative effect of a change in accounting principle.

   The Derivatives Implementation Group (DIG), a group sponsored by the FASB, continues to develop interpretive guidance. The DIG has not yet concluded on certain issues that could ultimately impact the application of the standard.

         Note 5 | Acquisitions and Divestitures

Consolidated Natural Gas Company

On January 28, 2000, Dominion acquired all of the outstanding shares of CNG common stock for a purchase price of $6.4 billion, consisting of approximately 87 million shares of Dominion common stock valued at $3.5 billion and approximately $2.9 billion in cash . Dominion has accounted for the acquisition of CNG's operations that are not subject to cost-based rate regulation, primarily its oil and gas exploration and production operations, using the purchase method of accounting. For CNG's interstate pipeline and local gas distribution businesses that are subject to cost-based rate regulation, Dominion has accounted for the acquisition in accordance with SFAS No. 71.

     The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair value of those assets and liabilities as of the date of the acquisition. Such allocation was based on the Company's evaluations. The excess of the purchase price over the fair value of CNG's operations not subject to cost-based rate regulation and the historical carrying value of CNG's operations subject to cost of service rate regulation resulted in goodwill of $3.5 billion. The goodwill is being amortized on a straight-line basis over the weighted average useful lives of CNG's gas utility plant and equipment, a period approximating 40 years. As of December 31, 2000, $77 million of amortization associated with the goodwill had been recognized. The results of operations of CNG for the period January 28, 2000 through December 31, 2000 are included in the accompanying consolidated financial statements .

    Initially, the allocation of the purchase price included estimated values for amounts expected to be realized from the sale of Virginia Natural Gas (VNG) and CNG International, which were classified as Net assets held for sale. In addition, the allocation of the purchase price provided for recognition of liabilities associated with change of control payments triggered by the acquisition of CNG under certain employment contracts ($31 million) and seismic licensing agreements ($26 million).

     The Company has made adjustments during 2000 to the allocation of the purchase price for changes in preliminary assumptions and analyses based on receipt of additional information, to reflect the following:

 . actuarial valuations of CNG's pension and other postretirement benefit plan obligations and related plan assets; and

 .  actual proceeds realized from the disposition of VNG and CNG International's
   Argentine investments.

   Net assets held for sale at December 31, 2000 included the unsold portion of CNG International, which is primarily its equity investment in Australian energy activities. The December 31, 2000 consolidated balance sheet includes $ 73 million representing the carrying amount of CNG International, which includes the effects of $12 million of interest and $4 million of operating losses capitalized during the post-acquisition period.

   The following unaudited pro forma combined results of operations for the years ended December 31, 2000 and 1999 have been prepared assuming the acquisition of CNG had occurred at the beginning of each period. The pro forma results are provided for information only. The results are not necessarily indicative of the actual results that would have been realized had the acquisition occurred on the indicated date, nor are they necessarily indicative of future results of operations of the combined companies.


Year ended December 31,                                           2000                           1999
----------------------------------------------------------------------------------------------------------------------
(millions, except per share amounts)                    As Reported    Pro Forma       As Reported    Pro Forma
---------------------------------------------------------------------------------------------------------------
Consolidated Results
Revenue                                                      $9,260       $9,627           $5,520       $8,390
Income before
  extraordinary item and
  cumulative effect of a change
  in accounting principle                                    $  415       $  475           $  552       $  546
Net income                                                   $  436       $  496           $  297       $  291
Earnings per share--basic:
  Income before
  extraordinary item and
  cumulative effect of a change
  in accounting principle                                    $ 1.76       $ 1.99           $ 2.88       $ 2.29
Net income                                                   $ 1.85       $ 2.08           $ 1.55       $ 1.22
Average shares--basic                                         235.2        238.9            191.4        238.4
Earnings per share--diluted:
  Income before extraordinary item
  and cumulative effect of a change
  in accounting principle                                    $ 1.76       $ 1.98           $ 2.81       $ 2.22
Net income                                                   $ 1.85       $ 2.07           $ 1.48       $ 1.15
Average shares--diluted                                       235.9        240.0            191.4        238.4
==============================================================================================================

Millstone Nuclear Power Station
Dominion has reached an agreement to acquire the Millstone Nuclear Power Station located in Waterford, Connecticut. Dominion is acquiring the three-unit station from subsidiaries of Northeast Utilities and other owners for a total purchase price of approximately $1.3 billion, including approximately $1.19 billion for plant assets and $105 million for fuel. The acquisition will include 100% ownership interest in Unit 1 and Unit 2, and a 93.47% ownership interest in Unit 3, for a total of 1,954 Mw of generating capacity. Unit 1 is being decommissioned and is no longer in service. Dominion will assume the decommissioning trusts for the three units and expects the trusts to be fully funded to the regulatory minimum at the time of the closing.

Divestitures
In October 2000, Dominion completed the sale of VNG to AGL Resources Inc. Cash proceeds from the sale were $533 million.

    After Dominion acquired CNG in the first quarter of 2000, CNG committed to a plan to sell CNG International as part of its desire to focus on the United States oil and gas markets. In October 2000, CNG International completed the sale of its Argentine assets to Sempra Energy International for $145 million.

    In September 2000, Dominion completed the sale of its 80 percent interest in Corby Power Limited (Corby) to PowerGen plc. for 52.5 million pounds sterling ($78 million at December 31, 2000). Corby is the owner of a 350-megawatt natural gas-fired facility about 90 miles north of London, England. The sale of Corby resulted in an after-tax gain of $13 million ($0.05 per share).

     In 1999, Dominion reached an agreement to sell its interests in approximately 1,200 megawatts of gross generation capacity located in Latin America. Duke Energy International purchased the interests for approximately $405 million. The Company completed the sale of its interests in Belize and Peru in November 1999. In 2000, Dominion completed the sale of its interests in the generation capacity located in Argentina and Bolivia.

Note 6 | Restructuring and Acquisition-Related Activities

General
As a result of the CNG acquisition and Dominion's desire to focus its businesses in the MAIN to Maine area of the United States, Dominion is divesting certain businesses. The region begins at the Mid-America Interconnected Network (MAIN) and extends north-eastward through Maine. MAIN includes electric service territories of the upper Midwest. In addition, Dominion and its subsidiaries developed and began the implementation of a plan to restructure the operations of the combined companies. The restructuring plan included an involuntary severance program, a voluntary early retirement program (ERP) and a transition plan to consolidate operations after the CNG acquisition.

   For the year ended December 31, 2000, Dominion recognized $460 million of restructuring and other acquisition-related costs as follows:


(millions)
----------------------------------------------------------------------------
Severance liability accrued                                             $ 70
Commodity contract losses                                                 55
Information technology related costs                                      35
Lease termination and restructuring                                       14
DCI exit strategies                                                      172
ERP benefit costs                                                        114
Curtailment gains (see Note 21)                                          (26)
Other, net                                                                26
----------------------------------------------------------------------------
Total restructuring costs                                               $460
----------------------------------------------------------------------------
Severance paid                                                          $ 41
----------------------------------------------------------------------------
Ending severance liability                                              $ 29
----------------------------------------------------------------------------
Positions eliminated at December 31, 2000                                679
Estimated positions yet to be eliminated                                  89
ERP participants                                                         860
============================================================================

Employee Severance Programs
Dominion established a comprehensive involuntary severance package for salaried employees impacted by workforce reductions. Severance payments are based on the individual's base salary and years-of-service at the time of termination. In addition, severance payments are being provided to employees at DCI (and certain subsidiaries of DCI) who are terminated as part of Dominion's implementation of its strategy to exit certain businesses of DCI.

Change in Risk Management Strategy
During the first quarter of 2000, Dominion implemented a new hedging strategy for its combined operations. Under its new strategy, Dominion created an enterprise risk management group with responsibility for managing Dominion's aggregate energy portfolio, including the related commodity price risk, across its consolidated operations. Previously, individual business segments managed their respective energy portfolios and related price risk exposure on a stand-alone basis. Dominion management believes this new structure should result in more effective risk management with the objective of maximizing the value of Dominion's diversified energy portfolio and market opportunities.

   As part of the implementation of the new strategy, management evaluated CNG's hedging strategy associated with its oil and gas operations in relation to Dominion's combined operations. As a result of the evaluation, CNG designated its portfolio of derivative contracts that existed at January 28, 2000 as held for purposes other than hedging for accounting purposes. This action required a change to mark-to-market accounting where derivative contracts are carried at fair value in the balance sheet with any future unrealized gains and losses included in the determination of net income. In addition, CNG entered into offsetting contracts for those contracts in the January 28, 2000 portfolio that would not be settled during the first quarter of 2000. Due to these offsetting contracts, absent any not yet identified future losses from credit risk exposure, no additional material losses are expected to be realized as these derivative contracts mature through 2003.

Early Retirement Program
On January 28, 2000, Dominion announced an early retirement program. This program was a voluntary program for all salaried employees of Dominion, excluding officers and employees of DCI, VNG and CNG International. The early retirement option provides up to three additional years of age and three additional years of employee service for benefit formula purposes, subject to age and service maximums under the Company's postretirement medical and pension plans. Qualifying salaried employees and employees covered by several collective bargaining agreements of CNG and its participating subsidiaries who had attained age 52 and completed at least 12 years of service as of July 1, 2000 were eligible under the ERP. For Dominion's other participating subsidiaries, qualifying employees who had attained age 52 and completed at least 5 years of service as of July 1, 2000 were eligible under the ERP.

     Certain ERP participants will also receive benefits under the involuntary severance package, which are subject to reduction as a result of coordination with additional benefits provided by the ERP.

Dominion Capital
DCI is a diversified financial services company. Its principal subsidiaries are:

 . First Source Financial, LLP (First Source), a provider of financial services to middle market companies;

 . First Dominion Capital LLC, (First Dominion Capital) an integrated merchant banking and asset management business;

 . Saxon Mortgage, Inc. and its affiliates (Saxon), are involved in the origination, purchase and servicing of single-family residential mortgage loans; and

 .  Dominion Lands, a developer of real estate projects.

   With the acquisition of CNG, Dominion became a registered public utility holding company subject to the requirements of the 1935 Act. One such requirement restricts investment in non-regulated businesses which are not functionally related to the public utility business. As a result, the SEC order authorizing the CNG acquisition required divestiture of DCI's financial services businesses within three years. As of December 31, 2000, Dominion had implemented exit strategies for certain DCI businesses.

    During the second quarter of 2000, management adopted a strategy to exit certain businesses of DCI and to de-emphasize the remaining components of the businesses that are expected to be retained or possibly held only as long as necessary to wind up affairs. At this time, the Company does not have a formal plan of disposal for substantive portions of the DCI segment and does not expect to dispose of all such portions of the business within one year. Management has continued to monitor and evaluate its investments in its financial services and real estate businesses.

In 2000, Dominion recognized impairment losses of $291 million, of which $172 million was determined to be attributable to Dominion's exit strategy rather than other factors and are included in Restructuring and other acquisition-related costs. The remaining $119 million of impairment charges are related to normal operations of DCI. These charges, net of related income taxes of $105 million, reduced net income by $186 million for 2000. These amounts were recorded and derived from:

 . a $106 million impairment at Saxon concerning its interest-only residual assets and servicing assets;

 . additional provisions of $36 million for loan losses applicable to the loans receivable at First Source and First Dominion Capital;

 . a $46 million loss in value in venture capital equity and other equity investments at First Source and First Dominion Capital;

 .  a $49 million impairment loss related to its investment in First Source; and

 . a $54 million impairment recorded with respect to certain real estate projects managed and held by Dominion Lands.

   As the planned exit strategies at DCI are implemented, additional charges may be incurred to reflect updated information.

   In September 2000, Dominion sold First Dominion Capital's asset management division. Dominion received approximately $10 million in cash after certain fees were paid.

   Also in October 2000, Dominion sold $823 million in principal amount of commercial loans held in First Source's loan portfolio.

The transaction settled in a series of closings which began in mid-October and was completed in the fourth quarter of 2000. Dominion received proceeds of $600 million.

   In October 2000, Dominion securitized $716 million in principal amount of commercial loans held by First Source and First Dominion Capital in a collateralized loan obligation (CLO) transaction. In the securitization, the loans were sold to an unconsolidated special purpose loan securitization trust, First Source Loan Obligations Trust, in exchange for cash proceeds of $570 million. In addition, Dominion holds a $76 million investment in the subordinated debt of the CLO. First Source will manage the financial assets of the CLO.

   Dominion closed on another CLO in the first quarter of 2001.

It included $461 million of the remaining First Source and First Dominion Capital commercial loans. Dominion retained a $196 million investment in the subordinated debt of the CLO.

   Dominion's exit strategy for Dominion Lands, DCI's real estate development and management business, is to minimize resources committed to the winding down and exiting of these projects. In addition, Dominion is seeking offers that would expedite its exit from these projects. In August 2000, Dominion realized $8 million from the sale of its interests in certain real estate.

   Dominion continues to evaluate exit strategies for Saxon.

Other
Restructuring and other acquisition-related costs also include amounts paid to employees to retain their services during the post-merger transition period, amounts payable under certain employee contracts and information technology systems and operations integration costs. The information technology costs include excess amortization expense attributable to shortening the useful lives of capitalized software being impacted by systems integration.

Note 7 | Extraordinary Item and 1998 Rate Settlement

Extraordinary Item--Discontinuance of SFAS No. 71

In 1999, legislation was enacted that established a detailed plan to restructure the electric utility industry in Virginia. The legislation's deregulation of generation is an event that required discontinuation of SFAS No. 71 for Dominion's utility generation operations in 1999. Dominion's electric transmission and distribution operations con- tinue to meet the criteria for recognition of regulatory assets and liabilities as defined by SFAS No. 71. In addition, fuel continues to be subject to deferral accounting.

     In order to measure the amount of regulatory assets to be written off upon discontinuance of SFAS No. 71, Dominion evaluated the estimated recovery of regulatory assets through capped rates during the transition period ending July 2007. Generation-related assets and liabilities that will not be recovered through capped rates were written off in 1999, resulting in an after-tax charge to earnings of $255 million. See Note 12 for discussion of regulatory assets at December 31, 2000. The $255 million charge also included the write-off of approximately $38 million, after-tax, of deferred investment tax credits and approximately $18 million, after- tax, of other generation-related assets. A corresponding regulatory asset of $23 million was established representing the amount expected to be recovered during the transition period related to these assets.

     The events that caused the discontinuance of SFAS No . 71 for generation-related assets and liabilities also required a review of generation assets for impairment. This review was based on estimates of possible future market prices, load growth, competition and many other assumptions and included the effects of nuclear decommissioning and other currently identified environmental expenditures. Based on those analyses, no plant write-downs were appropriate at that time.

     Dominion also reviewed its long-term power purchase contracts for potential loss in accordance with SFAS No. 5, Accounting for Contingencies, and Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing. Based on projections of possible future market prices for wholesale electricity, the results of the analyses indicated no loss recognition was appropriate at that time. Other pro-jections of possible future market prices indicated a possible loss of $500 million. In the absence of capped rates as provided by the legislation, the potential loss exposure would have been approximately $3.2 billion at March 31, 1999.

     Significant estimates were required in recording the effect of the deregulation legislation, including the resulting impact on the fair value determination of generating facilities and estimated purchases under long-term power purchase contracts. Such projections are highly dependent on future customer load projections, generating unit availability, the timing and type of future capacity additions in Dominion's market area and future market prices for fuel and electricity.

Virginia Rate Settlement

Dominion's 1998 settlement of its outstanding Virginia jurisdictional electric base rate proceedings defined a new regulatory framework for the Company's transition to electric competition. The impact of the settlement provisions was largely recognized in 1998 and 1999 and included: a $150 million base rate reduction phased-in over 1998 and 1999; a $150 million one-time refund in 1998; and the accrual of a $159 million impairment charge which, when coupled with $65 million previously recorded in earlier years, provided for the write-off of $220 million of regulatory assets.

     Note 8 | Income Taxes

Income before provision for income taxes, classified by source of income, before minority interests, was as follows:



(millions) Year ended December 31,              2000      1999      1998
------------------------------------------------------------------------
U.S.                                            $552     $797       $420
Non-U.S                                           48       32        467
------------------------------------------------------------------------
Total                                           $600     $829       $887
========================================================================

The provision for income taxes, classified by the timing and location of payment, was as follows:


(millions) Year ended December 31,              2000      1999      1998
------------------------------------------------------------------------
Current:
U.S.                                            $255      $187      $153
State                                             20        18        25
Non-U.S                                                      4       101
------------------------------------------------------------------------
  Total current                                  275       209       279
------------------------------------------------------------------------
Deferred:
U.S.                                            (111)       66        32
State                                             16                  (3)
Non-U.S                                           22        (1)       21
------------------------------------------------------------------------
  Total deferred                                 (73)       65        50
------------------------------------------------------------------------
Amortization of deferred
  investment tax credits--net                    (19)      (15)      (17)
------------------------------------------------------------------------
  Total provision                               $183      $259      $312
========================================================================

The statutory U.S. federal income tax rate reconciles to the effective income tax rates as follows:

Year ended December 31,                                                     2000      1999      1998
------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                         35.0%     35.0%     35.0%
Utility plant differences                                                    0.8       0.3       3.0
Preferred dividends                                                          2.1       1.6       1.4
Amortization of investment
      tax credits                                                           (2.3)     (1.8)     (1.9)
Nonconventional fuel credit                                                 (7.1)     (4.4)     (2.8)
Other -- benefits and taxes related
      to foreign operations                                                 (2.7)     (0.2)     (0.1)
State taxes, net of federal benefit                                          4.3       1.5       1.5
Goodwill amortization                                                        4.4
Employee pension and other benefits                                         (1.4)
Other, net                                                                  (2.6)     (0.8)     (0.9)
------------------------------------------------------------------------------------------------------
Effective tax rate                                                          30.5%     31.2%     35.2%
======================================================================================================

The tax benefit associated with dispositions of employee stock plans reduced taxes currently payable for 2000.

     In 1998, the United Kingdom reduced its corporate income tax rate, effective April 1, 1999, by one percent to 30 percent.

Accordingly, deferred tax liabilities and 1998 income tax expense were reduced by $8.3 million.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Dominion's net deferred tax liability is attributable to:

(millions) At December 31,                             2000       1999
-----------------------------------------------------------------------
Assets:
Deferred investment tax credits                      $    55    $    52
Other                                                      4
-----------------------------------------------------------------------
Total deferred income tax asset                           59         52
-----------------------------------------------------------------------
Liabilities:
Depreciation method and plant
    basis differences                                  1,994      1,493
Income taxes recoverable
    through future rates                                  20         20
Partnership basis differences                            141        159
Postretirement and pension benefits                      481         (6)
Intangible drilling costs                                269         44
Other                                                    (26)        52
-----------------------------------------------------------------------
Total deferred income tax liability                    2,879      1,762
-----------------------------------------------------------------------
Net deferred income tax liability                    $ 2,820    $ 1,710
=======================================================================

Note 9   Transfers and Servicing of Financial Assets

During 2000 Dominion sold commercial loans in a securitization transaction. In that securitization, Dominion retained servicing responsibilities and subordinated interests. Dominion receives annual servicing fees approximating 38 basis points of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors and the securitization trusts have no recourse to Dominion's other assets for failure of debtors to pay when due. Dominion's retained interests are subordinate to investors' interests. Their value is subject to credit and general economic risks on the transferred financial assets. All of the loans in the securitization are variable rate loans, consequentially changes in interest rates will not cause a material change in the performance of the portfolio of loans.

     Dominion also securitizes receivables of residential mortgage loans.

     When Dominion sells receivables in securitizations of residential mortgage loans, it retains interest-only strips, one or more subordinated tranches, servicing rights and future rights to prepayment penalties, all of which are retained interests in the securitized receivables. Gain on sale of the receivables depends in part on the previous carrying amount of the financial assets involved in the transfer. Dominion generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions--credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

     During 2000 and 1999, Dominion sold residential mortgage loans through securitization transactions. In each of those securitizations, Dominion retained servicing responsibilities and subordinated interests. Dominion receives annual servicing fees approximating 50 basis points of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted . In addition, Dominion receives future cash flows from prepayment penalties on mortgage loans that prepay during the contractual penalty period. The investors and the securitization trusts have no recourse to Dominion's other assets for failure of debtors to pay when due. Dominion's retained interests are sub-ordinate to the investors' interests. The retained interests' value is subject to credit, prepayment and interest rate risks on the transferred financial assets.

     In 2000 and 1999, Dominion recognized pretax gains of $85 million and $107 million, respectively, on the securitization of residential mortgage loans.

     The weighted-average rates (per annum) for key economic assumptions used in measuring the retained interests from securitizations completed during 2000 were as follows:

                                                                     Residential
                                                                  Mortgage Loans      Servicing Rights
--------------------------------------------------------------------------------------------------------
Prepayment speed                                                               *                     *
Weighted-average life (in years)                                       6.05/2.44                  3.63
Expected credit losses                                                      2.26%                 2.26%
Residual cash flows discounted at                                          15.07%                14.09%
=======================================================================================================

* Fixed rate loans ramp up to 24 Constant Prepayment Rate (CPR) over 13 months and thereafter.
   Adjustable rate loans ramp up to 40 CPR over 13 months; ramping down to 24
     CPR over 32 months and thereafter.
   Two-year hybrid loans ramp up to 29 CPR over 13 months; ramping up to 57 CPR in month 21 ramping down to 29 CPR over 18 months and thereafter. Three-year hybrid loans ramp up to 29 CPR over 13 months; ramping up to 57
     CPR in month 34 ramping down to 29 CPR over 18 months and thereafter.


     As a result of changes in the market conditions during the first half of 2000, the discount rate used to value interest-only residual assets was increased from 12% to 17%, and a loss of $106 million was recognized. In addition, due to the events described in Note 6, these assets were transferred from available-for-sale to trading. Accordingly, these assets are recorded at fair value.

     Activity for the interest-only residual assets and servicing rights is summarized as follows:

(millions)                           Residual Assets*       Servicing Rights       Total
-------------------------------------------------------------------------------------------
Balance at January 1, 1998            $      213                 $  18             $ 231
Retained from securitization                 157                    24               181
Amortization                                  (3)                   (7)              (10)
Cash received                                (57)                                    (57)
Fair value adjustment                        (28)                                    (28)
-------------------------------------------------------------------------------------------
Balance at December 31, 1998                 282                    35               317
Retained from securitization                 169                    16               185
Amortization                                  (7)                  (12)              (19)
Cash received                                (79)                                    (79)
Fair value adjustment                        (18)                                    (18)
-------------------------------------------------------------------------------------------
Balance at December 31, 1999                 347                    39               386
Retained from securitization                  99                    18               117
Amortization                                 (16)                   (7)              (23)
Cash received                                (51)                                    (51)
Gain on trading securities                    25                                      25
Fair value adjustment                       (102)                   (5)             (107)
-------------------------------------------------------------------------------------------
Balance at December 31, 2000          $      302                 $  45             $ 347
===========================================================================================

*Includes prepayment penalties

     At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

                                                       Residential
(millions, except percentages)                      Mortgage Loans         Servicing Rights
---------------------------------------------------------------------------------------------
Carrying amount/fair value of retained interests      $       301               $       46
Weighted-average life (in years)                        5.23/1.74                     3.64
---------------------------------------------------------------------------------------------
Prepayment speed assumption (annual rate)                     /(1)/                    /(1)/
Impact on fair value of 10% adverse change            $       (20)              $       (4)
Impact on fair value of 20% adverse change            $       (37)              $       (6)
---------------------------------------------------------------------------------------------
Expected credit losses (annual rate)                         2.28%                    2.28%
Impact on fair value of 10% adverse change            $       (10)                     N/A
Impact on fair value of 20% adverse change            $       (20)                     N/A
---------------------------------------------------------------------------------------------
Residual cash flows discount rate (annual)                     17%                      15%
Impact on fair value of 10% adverse change            $        (9)              $       (1)
Impact on fair value of 20% adverse change            $       (20)              $       (3)
---------------------------------------------------------------------------------------------
Interest rates on variable and
      adjustable contracts                                    /(2)/                    /(2)/
Impact on fair value of 10% adverse change            $        (7)                     N/A
Impact on fair value of 20% adverse change            $       (18)                     N/A
=============================================================================================

(1) Fixed rate loans ramp up to 24 CPR over 13 months and thereafter for series 96-1, 96-2, 97-1, 99-3, 99-4, 99-5 and 00-1; ramp up to 22 CPR over 13 months and thereafter for series 98-1 and 99-2; ramp up to 27 CPR over 13 months and thereafter for series 97-2 and 97-3. Adjustable rate loans ramp up to 40 CPR over 13 months; ramping down to 24 CPR over
         32 months and thereafter.
      Two-year hybrid loans ramp up to 30 CPR over 13 months; ramping up to 60
         CPR in month 21 ramping down to 30 CPR over 18 months and thereafter. Three-year hybrid loans ramp up to 30 CPR over 13 months; ramping up to
         60 CPR in month 33 ramping down to 30 CPR over 18 months and thereafter.
(2) Based on the full forward 1-month LIBOR, 6-month LIBOR or 1 year CMT through 1/1/2004 based on the variable component of the variable rate contracts.

      These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

                                      __

Note 10 | Collateralized Debt Obligation Investments

Until September 20, 2000, Dominion managed financial assets held in three collateralized debt obligations (CDO). That business was sold as part of Dominion's strategy to divest its non-core operations. Dominion continues to hold an investment in the subordinated debt of each CDO. The total investment in the CDOs was $ 159 million and $58 million at December 31, 2000 and 1999, respectively.

Note 11 | Investment Securities

Securities classified as available-for-sale as of December 31 follow:

                                                       Gross            Gross
                                                       Unrealized       Unrealized       Aggregate
(millions) Security Type                 Cost          Gains            Losses           Fair Value
---------------------------------------------------------------------------------------------------
2000

Equity                                   $ 132         $   1            $   15           $  118
Debt                                       175                               1              174
---------------------------------------------------------------------------------------------------
     Total                               $ 307         $   1            $   16           $  292
---------------------------------------------------------------------------------------------------
1999

Equity                                   $ 134         $   2            $   10           $  126
Debt                                       396                              10              386
---------------------------------------------------------------------------------------------------
      Total                              $ 530         $   2            $   20           $  512
===================================================================================================

Debt securities held at December 31, 2000 do not have stated contractual maturities because borrowers have the right to call or repay obligations with or without call or prepayment penalties.

     For the years ended December 31, 2000 and 1999, the proceeds from the sales of available-for-sale securities were $3 million and $35 million, respectively. The gross realized gains were $1 million and $5 million for 2000 and 1999, respectively. The gross realized loss for 1998 was $1 million. The basis on which the cost of these securities was determined is specific identification. The changes in net unrealized holding gains and losses on available-for-sale securities have resulted in an increase of $7 million, net of tax, in accumulated other comprehensive income during the year ended December 31, 2000. During the twelve months ended December 31, 1999, the changes in net unrealized holding gains and losses resulted in a decrease of $ 17 million, net of tax, in accumulated other comprehensive income. The changes in net unrealized holding gains and losses on trading securities increased earnings during the year 2000 by $6 million. Included in the $6 million increase was a $14 million loss relating to the reclassification of certain available-for-sale securities to the trading category. In 1999, the change in net unrealized holding gains and losses on trading securities increased earnings by $1 million.

     For a discussion of investment securities held in nuclear decommissioning trusts, see Note 14.

Note 12 | Regulatory Assets and Liabilities

Regulatory assets and liabilities included the following:

(millions) At December 31,                           2000         1999
-----------------------------------------------------------------------
Regulatory assets:
      Other postretirement benefit costs             $  126
      Income taxes recoverable through future rates     182       $  57
      Deferred fuel costs                                98          63
      Cost of decommissioning DOE uranium
           enrichment facilities                         49          55
      Other                                              61          46
-----------------------------------------------------------------------
                                                        516         221
-----------------------------------------------------------------------
      Unrecovered gas costs (See Note 2)                263
-----------------------------------------------------------------------
           Total                                     $  779       $ 221
-----------------------------------------------------------------------
Regulatory liabilities:
      Estimated rate contingencies and refunds       $   41
      Income taxes refundable through future rates       18
-----------------------------------------------------------------------
           Total                                     $   59
=======================================================================

The incurred costs underlying these regulatory assets and regulatory liabilities may represent expenditures by Dominion's rate regulated electric and gas operations or may represent the recognition of liabilities that ultimately will be settled at some time in the future. See Note 7 for information about the write-off of regulatory assets that resulted from 1999 deregulation legislation and the settlement of Dominion's 1998 Virginia rate proceeding.

     Other postretirement benefit costs consist of the difference between recognized costs and the amounts included in rates charged by Dominion's local gas distribution subsidiaries, pending the expected recovery through future rates.

     Unrecovered gas costs and deferred fuel costs represent the difference between the actual cost of purchased gas or fuel used in electric generation and amounts recovered for such costs through current rates.

     Income taxes recoverable or refundable through future rates resulted from the recognition of additional deferred income taxes, not previously recorded because of past rate-making practices, as part of the implementation of SFAS No. 109.

     The costs of decommissioning the Department of Energy's (DOE) uranium enrichment facilities represents the unamortized portion of Dominion's required contributions to a fund for decommissioning and decontaminating DOE's uranium enrichment facilities. Dominion began making contributions in 1992 and will continue over a 15-year period with escalation for inflation. These costs are currently being recovered in fuel rates.

     Estimated rate contingencies and refunds are associated with certain increases in prices by Dominion's rate regulated utilities and other rate-making issues that are subject to final modification in regulatory proceedings.

     Note 13   Gas Stored

At December 31, 2000, stored gas inventory used in local gas distribution operations was valued at $41 million under the LIFO method. Based upon the average price of gas purchased during 2000, the current cost of replacing the inventory of "Gas stored-current portion" exceeded the amount stated on a LIFO basis by approximately $283 million. At December 31, 2000, the stored gas inventory of certain non-regulated gas operations of Dominion was valued at $34 million using the weighted average cost method.

     A portion of gas in underground storage used as a pressure base and for operational balancing is included in Property, plant and equipment in the amount of $126 million at December 31, 2000.

     Note 14   Property, Plant and Equipment

Major classes of property, plant and equipment and their respective balances are:

(millions) At December 31,                          2000      1999
------------------------------------------------------------------
Utility:
Production                                       $ 8,103   $ 7,758
Transmission                                       3,085     1,517
Distribution                                       6,764     4,835
Storage                                              573
Plant under construction                             562       677
Nuclear fuel                                         755       801
Other electric and gas                             1,574       901
------------------------------------------------------------------
      Total utility                               21,416    16,489
------------------------------------------------------------------
Nonutility:
Exploration and production properties:
      Proved                                       5,210     1,116
      Unproved                                       550        69
Independent power properties                         358       811
Other                                                477       218
------------------------------------------------------------------
      Total nonutility                             6,595     2,214
------------------------------------------------------------------
           Total property, plant and equipment   $28,011   $18,703
==================================================================

Costs of unproved properties capitalized under the full cost method of accounting that are excluded from amortization at December 31, 2000, and the years in which such excluded costs were incurred, follow:

(millions)                               Incurred in Year Ended December 31,
-----------------------------------------------------------------------------
                                           Total       2000     1999     1998
-----------------------------------------------------------------------------
Property acquisition costs               $   112    $    69    $  25   $   18
Exploration costs                             46         46
Capitalized interest                           2          2
-----------------------------------------------------------------------------
   Total                                 $   160    $   117    $  25   $   18
=============================================================================

Amortization of capitalized costs under the full cost method of accounting for Dominion's United States and Canadian cost centers were as follows:

(Per Mcf Equivalent)
Year ended December 31,                     2000       1999             1998
----------------------------------------------------------------------------
United States cost center                  $1.13      $0.75            $0.82
Canadian cost center                        0.92       0.80             0.97
============================================================================

When Dominion's nuclear units cease operations, it is obligated to decontaminate or remove radioactive contaminants so that the property will not require Nuclear Regulatory Commission (NRC) oversight. This phase of a nuclear power plant's life cycle is termed decommissioning. While the units are operating, amounts are currently being collected from ratepayers that, when combined with investment earnings, will be used to fund this future obligation. These dollars are deposited into external trusts through which the funds are invested.

The total estimated cost to decommission the four nuclear units is currently estimated at $1.6 billion based on a site-specific study that was completed in 1998. The cost estimate assumes that the method of completing decommissioning activities is prompt dismantlement. This method assumes that dismantlement and other decommissioning activities will begin shortly after cessation of operations, which under current operating unit licenses will begin in 2012, 2013, 2018 and 2020. The balance in the external trusts available for decommissioning was $851 million at December 31, 2000. The Company intends to file relicensing applications in 2001 to extend the life of each unit by 20 years.

     The amount being accrued for decommissioning is equal to the amount being collected from ratepayers and is included in depreciation, depletion and amortization expense. The decommissioning collections were $36 million per year for the period 1998 through 2000. The expense provisions were $36 million, $36 million and $26 million in 2000, 1999 and 1998, respectively. Net earnings of the trusts' investments are included in Other income. In 2000, 1999 and 1998, net earnings were $20 million, $17 million and $18 million, respectively. The accretion of the decommissioning obligation is equal to the trusts' net earnings and is also recorded in Other income.

     The accumulated provision for decommissioning, which is included in Accumulated depreciation, depletion and amortization in the Consolidated Balance Sheets, includes the accrued expense and accretion described above and any a gains and losses on the trusts' investments. At December 31, 2000, the net unrealized gains were $268 million, which is a decrease of $ 23 million over the December 31, 1999 amount of $ 291 million. The accumulated provision for decommissioning at December 31, 2000 was $851 million. It was $818 million at December 31, 1999.

     The NRC requires nuclear power plant owners to annually update minimum financial assurance amounts for the future decommissioning of the nuclear facilities. Dominion's 2000 NRC minimum financial assurance amount, aggregated for the four nuclear units, was $1.0 billion. Financial assurance is provided by a combination of surety bonds and the funds being collected and funded in the external trusts.

     FASB is reviewing the accounting for nuclear plant decommissioning. FASB has tentatively determined that the estimated cost of decommissioning should be reported as a liability rather than as accumulated depreciation and that a substantial portion of the decommissioning obligation should be recognized earlier in the operating life of the nuclear unit.

     Dominion's proportionate share of jointly-owned utility plants at December 31, 2000 follows:

                                                    Bath
                                                  County     North
                                                  Pumped      Anna    Clover
                                                 Storage     Power     Power
(millions, except percentages)                   Station   Station   Station
----------------------------------------------------------------------------
Ownership interest                                  60.0%     88.4%     50.0%
Plant in service                                 $ 1,067   $ 1,875    $  538
Accumulated depreciation                             294     1,135        69
Nuclear fuel                                                   350
Accumulated amortization of nuclear fuel                       335
Construction work in progress                          2        33         3
============================================================================

The co-owners are obligated to pay their share of all future construction expenditures and operating costs of the jointly-owned facilities in the same proportions as their respective ownership interest. Such operating costs are classified in the appropriate expense category in the Consolidated Statements of Income.

Note 15 | Short-Term Debt and Credit Agreements

Dominion and its subsidiaries have credit agreements with various expiration dates and pay fees in lieu of compensating balances in connection with these agreements. These agreements provided for maximum borrowings of $4.4 billion and $5.1 billion at December 31, 2000 and 1999, respectively. At December 31, 2000 and 1999, $295 million and $2.3 billion, respectively, was borrowed under such agreements.

Dominion and its subsidiaries' credit agreements also supported $2.7 billion and $1.2 billion of commercial paper at December 31, 2000 and 1999, respectively. A significant portion of the commercial paper is supported by credit agreements that have expiration dates extending beyond one year. Therefore, a total of $250 million and $364 million of the commercial paper was classified as long-term in 2000 and 1999, respectively. These borrowings were used primarily to fund the interim financing of the CNG acquisition and operational needs at Dominion and its subsidiaries.

     In June 2000, Dominion established a $1.75 billion credit facility that supports its combined commercial paper programs. Subject to the maximum aggregate limit of $1.75 billion, Virginia Power and CNG may borrow up to the full commitment and Dominion may borrow up to $750 million.

     A summary of the amounts that are classified as short-term debt at December 31 follows:

(millions, except percentages)                     2000                          1999
------------------------------------------------------------------------------------------------------
                                                           Weighted                           Weighted
                                           Amount           Average         Amount             Average
                                      Outstanding     Interest Rate    Outstanding       Interest Rate
------------------------------------------------------------------------------------------------------
Commercial paper                        $   2,414               6.5%       $   813                 5.3%
Term-notes                                    823               7.0%            57                 9.7%

Total                                   $   3,237                          $   870
======================================================================================================

Note 16 | Long-Term Debt

(millions) At December 31,                                                   2000                             1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                       Balance   Interest Rate/(6)/     Balance   Interest Rate/(6)/
-------------------------------------------------------------------------------------------------------------------------------
First and Refunding Mortgage Bonds/(1/):
1992 Series E, due 2002                                                $   155            7.4%            $  155           7.4%
1993 Various Series, 2001-2003                                             400        6.0-6.6                535       5.9-6.6
Various Series, 2004-2007                                                  665        6.8-8.0                665       7.6-8.0
Various series, due 2021-2025                                            1,101        6.8-8.8              1,101       5.4-8.8
-------------------------------------------------------------------------------------------------------------------------------
Total First and Refunding Mortgage Bonds                                 2,321                             2,456
-------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Debt:
      Notes:
           Due 2004                                                        400            7.3
      Debentures:
           Due 2003-2027                                                 1,334        5.8-8.8
      Senior notes:
           2000 Series C, due 2003                                         400            7.6
           2000 Series B, due 2005                                         700            7.6
           2000 Various series, due 2010-2014                            1,400        7.2-8.1
      Mandatory Convertibles, convert 2004                                 413            8.1
      Commercial paper/(2)/                                                250                               300
      Term notes, fixed interest rate, due 2000-2008                       581       5.7-10.0                422      5.7-10.0
      Various series, due 2004-2038                                        375        6.7-7.2                375       6.7-7.1
      Tax exempt financings/(3)/:
           Money market municipals, due 2007-2027                          489            3.3                489           3.3
           Other, due 2022-2030                                             59        4.9-5.5                 29           5.4
      Variable rate debt, 2000-2007                                                                           54           5.8
      Secured revolving lines of credit, variable rates, due 2002-2005     237        6.3-7.0                303       5.6-6.0
-------------------------------------------------------------------------------------------------------------------------------
Total other long-term debt                                               6,638                             1,972
-------------------------------------------------------------------------------------------------------------------------------
Nonrecourse debt:
      Bank loans, due 2004-2008/(4)/                                        18            7.3                 18           5.8
      Revolving credit agreements, due 2001                                129        6.3-7.0                363       5.7-6.7
      Bank loans, due 2000-2024                                                                               39       4.5-6.6
      Senior secured bonds, fixed rate, due 2020                           259            7.3                265           7.3
      Other                                                                 19            6.9                  3           5.4
      Senior notes/(5)/:
           Fixed rate, due 2003                                             46            7.6                 96       6.1-7.6
      Term notes, fixed rate, due 2000-2012                                959        6.5-9.0                159      6.5-12.1
      Line of credit, variable rate, due 2000                               76            6.9                 48           6.2
      Line of credit, fixed rate, due 2000-2001                              3            6.3                 44           6.2
      Notes payable, due 2006                                               23            6.9                298           6.5
      Commercial paper                                                                                        64           5.6
      Revolving credit agreements                                                                          1,492           5.9
-------------------------------------------------------------------------------------------------------------------------------
Total nonrecourse debt                                                   1,532                             2,889
-------------------------------------------------------------------------------------------------------------------------------
Total debt                                                              10,491                             7,317
-------------------------------------------------------------------------------------------------------------------------------
Less amounts due within one year:
      First and refunding mortgage bonds                                   100                               135
      Other long-term debt                                                 141                                60
      Nonrecourse debt                                                      95                               161
-------------------------------------------------------------------------------------------------------------------------------
Total amount due within one year                                           336                               356
-------------------------------------------------------------------------------------------------------------------------------
Less unamortized discount, net of premium                                   54                                25
-------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                   $10,101                            $6,936
===============================================================================================================================

Notes:

/(1)/ Substantially all of Virginia Power's property is subject to the lien of the mortgage, securing its First and Refunding Mortgage Bonds.

/(2)/  See Note 15.

/(3)/ Certain pollution control equipment at Virginia Power's generating facilities has been pledged or conveyed to secure these financings.

/(4)/  Real estate at Dominion is pledged as collateral.

/(5)/ Certain common stock owned by DCI is pledged as collateral to secure the loan.

/(6)/ Interest rates are rounded to the nearest one-tenth of one-percent and consist of weighted average interest rates for variable rate debt.

     At December 31, 2000 and 1999, the Company had aggregate notional principal amounts of interest rate swaps on outstanding debt of $1.5 billion and $600 million, respectively, maturing between March 2002 and October 2023. The impact of the interest rate swaps on interest expense and on the Company's effective borrowing rates in 2000, 1999 and 1998 was not significant.

     Maturities (including sinking fund obligations) through 2005 are as follows (in millions): 2001-$336; 2002-$1,658; 2003-$843; 2004-$1,314 and 2005-$858.

     In January 2001, Dominion issued $1.0 billion of 2-year fixed rate 6% notes. In addition, in February 2001, Dominion issued $50 million in aggregate principal amount of Tax-Exempt Pollution Control Revenue Bonds due 2031.

          Note 17 | Obligated Mandatorily Redeemable Preferred Securities of | Subsidiary Trusts

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

          In January 2001, Dominion established Dominion Resources Capital Trust II (DR Capital Trust II) and Dominion Resources Capital Trust III (DR Capital Trust III). DR Capital Trust II sold 12 million Trust Preferred Securities for $300 million, representing preferred beneficial interests and 97% beneficial ownership in the assets held by DR Capital Trust II. Dominion issued approximately $309 million of 8.4% Junior Subordinated Debentures due 2041 in exchange for the $300 million realized from the sale of the preferred securities and approximately $9 million of common securities of DR Capital Trust II. The Debentures constitute 100% of DR Capital Trust II's assets. DR Capital Trust III sold 250,000 Capital Securities for approximately $247 million, representing preferred beneficial interests and 97% beneficial ownership in the assets held by DR Capital Trust III. Dominion issued approximately $258 million of 8.4% Junior Subordinated Debentures due 2031 in exchange for the $247 million realized from the sale of the capital securities and approximately $8 million of common securities of DR Capital Trust III. The common securities represent the remaining 3% beneficial ownership in the assets held by DR Capital Trust
III. The Debentures constitute 100% of DR Capital Trust III's assets.

          Note 18 | Preferred Stock

Dominion is authorized to issue up to 20 million shares of preferred stock; however, no such shares are issued and outstanding.

     Virginia Power is authorized to issue 10 million shares of preferred stock, $100 liquidation preference. Upon involuntary liquidation, dissolution or winding-up of Virginia Power, each share is entitled to receive $100 per share plus accrued dividends. Dividends are cumulative. During 2000, the following series of preferred stock subject to mandatory redemption matured:

 .    400,000 shares of the $5.58 Series of Preferred Stock matured on March 1,
     2000; and

 .    1,400,000 shares of the $6.35 Series of Preferred Stock matured on
     September 1, 2000.

     There were no redemptions of preferred stock in 1999.

     At December 31, 2000, preferred stock not subject to mandatory redemption, $100 liquidation preference, included:

                                               Issued and  Entitled Per
                                              Outstanding    Share Upon
Dividend                                           Shares    Redemption
-----------------------------------------------------------------------
$5.00                                             106,677    $   112.50
 4.04                                              12,926        102.27
 4.20                                              14,797        102.50
 4.12                                              32,534        103.73
 4.80                                              73,206        101.00
 7.05                                             500,000        105.00/(1)/
 6.98                                             600,000        105.00/(2)/
MMP 1/87/(3)/                                     500,000        100.00
MMP 6/87/(3)/                                     750,000        100.00
MMP 10/88/(3)/                                    750,000        100.00
MMP 6/89/(3)/                                     750,000        100.00
MMP 9/92 Series A/(3)/                            500,000        100.00
MMP 9/92 Series B/(3)/                            500,000        100.00
-----------------------------------------------------------------------
Total                                           5,090,140
=======================================================================
Notes:
/(1)/ Through 7/31/03 and thereafter to amounts declining in steps to $100.00 after 7/31/13.
/(2)/ Through 8/31/03 and thereafter to amounts declining in steps to $100.00 after 8/31/13.
/(3)/ Money Market Preferred (MMP) dividend rates are variable and are set every 49 days via an auction. The weighted average rates for these series in 2000, 1999, and 1998, including fees for broker/dealer agreements, were 5.71%, 4.82%, and 4.49%, respectively.

          Note 19 | Common Stock

On July 20, 1998, Dominion's Board of Directors authorized the repurchase of up to $650 million of Dominion common stock outstanding. As of December 31, 1999, Dominion had repurchased approximately 11 million shares valued at approximately $471 million.

     In addition, Dominion repurchased approximately 3.2 million shares of stock in 2000 through the implementation of a total return swap facility. These shares were repurchased at a cost of approximately $145 million. For additional information on the total return swap, see Note 24.

     Immediately before the CNG acquisition, Dominion concluded a first step transaction in which 33 million shares of Dominion common stock were exchanged for approximately $1.4 billion.

     Basic earnings per common share are calculated by dividing net income by the average number of common shares outstanding during the year. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. In 1999, diluted earnings per share includes an adjustment to reflect the cost incurred under a total return equity swap associated with Dominion's repurchase of common stock. A reconciliation of income before extraordinary item and cumulative effect of a change in accounting principle and basic to diluted share amounts follows:

                                                                 2000         EPS           1999        EPS      1998         EPS
---------------------------------------------------------------------------------------------------------------------------------
Numerator:
Income before extraordinary item and cumulative effect
      of a change in accounting principle-- basic             $   415                   $    552              $   548
Income effect of total return equity swap, net of taxes                                      (12)
---------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative effect
      of a change in accounting principle-- dilutive          $   415                   $    540              $   548
---------------------------------------------------------------------------------------------------------------------------------
Denominator:
Weighted average shares-- basic                                 235.2      $ 1.76          191.4    $  2.88     194.9      $ 2.81
Effect of dilutive securities-- stock options                      .7                                 (0.07)
---------------------------------------------------------------------------------------------------------------------------------
Weighted average shares-- dilutive                              235.9      $ 1.76          191.4    $  2.81     194.9      $ 2.81
=================================================================================================================================

          Note 20 | Stock Compensation Plans

The Dominion Resources Incentive Compensation Plan (Incentive Plan) provides for the granting of stock options, restricted stock and performance shares to employees of Dominion and its affiliates. The aggregate number of shares of common stock that may be issued under the Incentive Plan is 30 million. The Dominion Resources Leadership Stock Option Plan (Leadership Stock Option Plan), adopted by the Board of Directors in 2000, provides for the granting of non-statutory stock options to salaried employees of Dominion. The aggregate number of common shares that may be issued under the Leadership Stock Option Plan is 10 million.

The changes in restricted share incentives and option awards under the combined plans were as follows:

                                                   Restricted        Weighted            Stock          Weighted        Options
                                                       Shares   Average Price          Options     Average Price    Exercisable
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                         105,264          $ 38.88            4,826           $ 29.38          4,826
-------------------------------------------------------------------------------------------------------------------------------
Awards granted-- 1998                                 75,866          $ 39.78
Exercised/distributed/forfeited                      (83,162)         $ 38.37           (2,700)          $ 29.29
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                          97,968          $ 40.02            2,126           $ 29.49          2,126
-------------------------------------------------------------------------------------------------------------------------------
Awards granted-- 1999                                 24,758          $ 43.51        7,146,383           $ 41.38
Exercised/distributed/forfeited                      (94,113)         $ 40.71           (1,113)          $ 29.37
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                          28,613          $ 42.29        7,147,396           $ 41.37      7,147,396
-------------------------------------------------------------------------------------------------------------------------------
Awards granted-- 2000                                169,886          $ 41.88        5,388,822           $ 43.87
Exercised/distributed/forfeited                     (108,077)         $ 42.25       (2,204,765)          $ 40.07
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                          90,422          $ 41.56       10,331,453           $ 41.77      6,966,695
===============================================================================================================================

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

     Had compensation cost associated with the stock options been determined under SFAS No. 123 based on the fair market value of the options at the grant date, such cost, net of related income taxes, would have been approximately $6 million for the year ended December 31, 2000. Basic and diluted earnings per share for the year would have decreased by $0.03, due to the issuance of the stock options. In 1999, had compensation costs associated with the stock options been determined under SFAS No. 123, compensation cost, net of tax, would have been approximately $20 million for the year ended December 31, 1999. Both basic and diluted earnings per share for the year would have decreased by $0.10.

     The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used: expected dividend yield of 5.22 percent; expected volatility of 21.54 percent; contractual life of 10 years; riskfree interest rate of 5.18 percent; and expected lives of six years.

     The weighted-average fair value of options granted during 2000 and 1999 was $6.86 and $ 4.35, respectively.

     In 2000, Dominion instituted a third-party loan program whereby Dominion officers may borrow funds to increase their investment in the common stock of Dominion. Under certain phases of this program, approximately 1.7 million options were issued under the Incentive Plan, which were then immediately exercised. Certain of the officers who met their target ownership level under the loan program received bonus restricted shares equal to five percent of the number of shares they purchased under the program. The number of bonus shares totaled 101,666 in the aggregate. Dominion officers are responsible for the payment of such loans.

          Note 21 | Employee Benefit Plans

In 2000 and 1999, Dominion and its subsidiaries maintained qualified noncontributory defined benefit retirement plans covering virtually all employees of Dominion. The benefits of the retirement plans are based on years of service, age, and the employee's compensation. Dominion's funding policy is to contribute annually an amount that is in accordance with the provisions of the Employment Retirement Income Security Act of 1974. For the year 1998, non-U.S. activity refers to the pension plan of East Midlands, which was sold in July 1998. The pension program also includes the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified plans are funded through contributions to a grantor trust.

     Dominion and its subsidiaries provide retiree health care and life insurance benefits with annual premiums based on several factors such as age, retirement date, and years of service. From time to time in the past, Dominion and its subsidiaries have changed benefits. Some of these changes have reduced benefits. Under the terms of their benefit plans, the companies reserve the right to change, modify or terminate the plans.

     On January 28, 2000, Dominion offered an early retirement program (ERP). The ERP provided up to three additional years of age and three additional years of employee service for benefit formula purposes, subject to age and service maximums under the companies' postretirement medical and pension plans. Certain employees who satisfied certain minimum age and years of service requirements were eligible under the ERP. The effect of the ERP on the Company's pension plan and post retirement benefit expenses was $81 million and $33 million, respectively. These expenses were offset, in part, by curtailment gains of approximately $20 million and $6 million from pension plans and other postretirement benefit plans, respectively, attributable to reductions in expected future years of service as a result of ERP participation and involuntary employee terminations.

     In addition, effective January 1, 2000, Dominion adopted a change in the method of calculating the market-related value of pension plan assets. The change is reported as a change in accounting principle. See Note 3.

The components of the provision for net periodic benefit cost were as follows:

(millions)                                                          Pension Benefits                             Other Benefits
-------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                    2000         1999       1998         1998            2000          1999         1998
-------------------------------------------------------------------------------------------------------------------------------
                                           U.S.         U.S.       U.S.     Non-U.S.
-------------------------------------------------------------------------------------------------------------------------------
Service cost                             $   65      $    40     $   32     $     10         $    30       $    17       $   12
Interest cost                               161           76         71           44              52            28           24
Expected return on plan assets             (298)         (93)       (80)         (49)            (31)          (20)         (16)
Recognized gain                               6
Amortization of prior service cost            3
Amortization of transition obligation        (4)                                                  13            12           12
Curtailment gains                           (20)                                                  (6)
ERP benefit costs                            81                                                   33
Net amortization and deferral                                        (1)                          (2)                        (1)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                $   (6)     $    23     $   22     $      5         $    89       $    37       $   31
===============================================================================================================================

(millions)                                                                                 Pension Benefits        Other Benefits
-----------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                                    2000        1999       2000         1999
-----------------------------------------------------------------------------------------------------------------------------------
Change in plan assets:
Fair value of plan assets at beginning of year                                           $1,305      $1,094      $ 272        $ 212
Acquisition of CNG                                                                        2,332                    128
Actual return on plan assets                                                                 64         232          3           45
Contributions                                                                                34          22         45           16
Benefits paid from plan assets                                                             (141)        (43)       (20)          (1)
Sale of VNG                                                                                 (37)                   (11)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                                  3,557       1,305        417          272
-----------------------------------------------------------------------------------------------------------------------------------
Expected benefit obligation at beginning of year                                          1,097       1,126        401          377
Acquisition of CNG                                                                        1,002                    297
Actuarial (gain) loss during prior period                                                               (13)                     26
-----------------------------------------------------------------------------------------------------------------------------------
Actual benefit obligation at beginning of year                                            2,099       1,113        698          403
Extraordinary accounting charge                                                              10
Service cost                                                                                 65          40         30           17
Interest cost                                                                               161          76         52           28
Benefits paid                                                                              (141)        (43)       (43)         (18)
Actuarial (gain) loss during the year                                                       112         (89)        82          (29)
ERP benefit costs                                                                            81                     33
Sale of VNG                                                                                 (45)                   (20)
Change in APBO due to curtailment                                                           (20)                    (6)
Plan amendments                                                                             (18)                   (27)
-----------------------------------------------------------------------------------------------------------------------------------
Expected benefit obligation at end of year                                                2,304       1,097        799          401
-----------------------------------------------------------------------------------------------------------------------------------
Funded status                                                                             1,253         208       (382)        (129)
Unrecognized net actuarial (gain) loss                                                      177        (177)        13          (45)
Unamortized prior service cost                                                               (1)          3         (7)
Unrecognized net transition (asset) obligation                                               (9)        (12)       125          158
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                                                          $1,420      $   22      $(251)       $ (16)
-----------------------------------------------------------------------------------------------------------------------------------
Amounts recognized in the Consolidated Balance Sheets at December 31 consist of the following:
Prepaid benefit costs                                                                    $1,455      $   22
Accrued benefit costs                                                                       (77)                 $(251)       $ (16)
Intangible asset                                                                             14
Accumulated other comprehensive income                                                       28
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                                    $1,420      $   22      $(251)       $ (16)
===================================================================================================================================


The Company has nonqualified pension plans which are reflected in the table above. The projected benefit obligation for these plans was $93 million at December 31, 2000. In addition, Dominion had recognized a minimum liability associated with these plans of $42 million at December 31, 2000.

     Significant assumptions used in determining net periodic pension cost, the projected benefit obligation, and postretirement benefit obligations were:

                                     Pension Benefits          Other Benefits
-----------------------------------------------------------------------------
                                      2000      1999           2000      1999
-----------------------------------------------------------------------------
Discount rates                       7.50%     7.50%          7.50%     7.50%
Expected return on plan assets       9.50%     9.50%          6.50%     9.00%
Rate of increase for compensation    5.00%     5.00%          5.00%     5.00%
Medical cost trend rate                                       9.00%     4.75%
                                                         Decreasing to
                                                         4.75% in 2005
                                                             and years
                                                            thereafter
================================================================================

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

Other Postretirement Benefits

                                                1-Percentage      1-Percentage
(millions)                                    Point Increase    Point Decrease
------------------------------------------------------------------------------
Effect on total of service and interest
      cost components for 2000                           $10              $ (8)
Effect on postretirement benefit
      obligation at 12/31/00                             $86              $(71)
==============================================================================

In addition, Dominion sponsors defined contribution thrift-type savings plans. During 2000, 1999 and 1998, Dominion's recognized $30 million, $29 million and $28 million, respectively, as contributions to these plans.

     The funds collected for other postretirement benefits in regulated utility rates, in excess of other postretirement benefits actually paid during the year, are contributed to external benefit trusts.


     Note 22 | Commitments and Contingencies

As the result of issues generated in the course of daily business, Dominion and its subsidiaries are involved in legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies, some of which involve substantial amounts of money. Management believes that the final disposition of these proceedings will not have an adverse material effect on its operations or the financial position, liquidity or results of operations.

Utility Rate Regulation

The acquisition of CNG has expanded the Company's exposure to utility rate regulation. Dominion's retail gas distribution companies are subject to price regulation in the states of Ohio, Pennsylvania and West Virginia. In addition, Dominion's gas transmission business is subject to rate regulation.

     Dominion currently faces competition as a result of utility industry deregulation. Under Virginia's electric utility industry deregulation legislation, the Company's base rates will remain unchanged until July 2007 and recovery of certain generation-related costs will be provided through these capped rates. The Company remains exposed to numerous risks, including, among others, exposure to potentially stranded costs, future environmental compliance requirements, changes in tax laws, inflation and increased capital costs. At December 31, 2000, Dominion's exposure to potentially stranded costs was comprised of the following:

 .    long-term purchased power contracts that could ultimately be determined to be above market--See Purchased Power Contracts below;

 .    generating plants that could possibly become uneconomic in a deregulated environment; and

 .    unfunded obligations for nuclear plant decommissioning and postretirement benefits not yet recognized in the financial statements--See Notes 14 and 21.

Purchased Power Contracts

Dominion has contracts for the long-term purchase of capacity and energy from other utilities, qualifying facilities and independent power producers. Dominion has 54 power purchase contracts with a combined dependable summer capacity of 3,973 megawatts.

     The following table reflects the Company's minimum commitments as of December 31, 2000, for power purchases from utility and nonutility suppliers.

(millions)                                                       Commitment
--------------------------------------------------------------------------------
Year                                                        Capacity       Other
--------------------------------------------------------------------------------
2001                                                        $    727       $  43
2002                                                             724          43
2003                                                             674          31
2004                                                             672          29
2005                                                             665          25
Later years                                                    6,683         169
--------------------------------------------------------------------------------
Total                                                       $ 10,145       $ 340
--------------------------------------------------------------------------------
Present value of the total                                  $  5,580       $ 193
================================================================================

In addition to the minimum purchase commitments in the table above, under some of these contracts Dominion may purchase, at its option, additional power as needed. Purchased power expenditures, subject to cost of service rate regulation, (including economy, emergency, limited term, short-term and long-term purchases) for the years 2000, 1999 and 1998 were $1.1 billion, $1.2 billion and $1.1 billion, respectively.

     See Note 7 for an evaluation of Dominion's potential exposure under its long-term purchased power commitments.

Fuel Purchase Commitments

Estimated fuel purchase commitments for the next five years for system generation are as follows: 2001--$379 million; 2002--$193 million; 2003--$166 million; 2004--$153 million; and 2005--$133 million.

Leases

Future minimum lease payments under the Company's noncancellable capital leases and operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2000 are: 2001-$115 million; 2002-$58 million; 2003-$51 million; 2004-$40 million; 2005-$29 million; and years after 2005-$92 million. Rental expense included in other operation and maintenance expense was $107 million, $31 million and $27 million for 2000, 1999 and 1998, respectively.

Sales of Power

Subsidiaries of Dominion enter into agreements with other utilities and with other parties to purchase and sell electric capacity and energy. These agreements may cover current and future periods. The volume of these transactions varies from day to day, based on the market conditions, Dominion's current and anticipated load, and other factors. The combined amounts of sales and purchases range from 3,000 megawatts to 15,000 megawatts at various times during a given year. These operations are closely monitored from a risk-management perspective.

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

     Dominion currently recovers environmental-related costs from electric service customers through regulated utility rates. However, to the extent environmental costs are incurred during the period ending June 30, 2007, in excess of the level currently included in Virginia jurisdictional rates, Dominion's results of operations will decrease. After that date, Dominion may seek recovery from customers through utility rates of only those environmental costs related to transmission and distribution operations.

     In 1987, the U.S. Environmental Protection Agency (EPA) identified Dominion and several other entities as Potentially Responsible Parties (PRPs) at two Superfund sites located in Kentucky and Pennsylvania. Current cost studies estimate total remediation costs for the sites to range from $98 million to $156 million. Dominion's proportionate share of the total cost is expected to be in the range of $2 million to $3 million, based upon allocation formulas and the volume of waste shipped to the sites. Dominion has accrued a reserve of $2 million to meet its obligations at these two sites. Based on a financial assessment of PRPs involved at these sites, Dominion has determined that it is probable that the PRPs will fully pay the costs apportioned to them. Dominion generally seeks to recover its costs associated with environmental remediaton from third-party insurers. Any pending or possible claims were not recognized as an asset or offset against such obligations.

     In 1999, Dominion was notified by the Department of Justice of alleged noncompliance with EPA's oil spill prevention, control and counter-measures
(SPCC) plans and facility response plan (FRP) requirements at one of Dominion's power stations. If, in a legal proceeding, such instances of noncompliance are deemed to have occurred, Dominion may be required to remedy any alleged deficiencies and pay civil penalties. Settlement of this matter is currently in negotiation and is not expected to have a material impact on Dominion's financial condition or results of operations. Dominion identified matters at certain other power stations that EPA might view as not in compliance with the SPCC and FRP requirements. Dominion reported these matters to the EPA and in December 1999 submitted revised FRP and SPCC plans. Presently, the EPA has not assessed any penalties against Dominion, pending its review of Dominion's disclosure information. Future resolution of these matters is not expected to have a material impact on Dominion's financial condition or results of operations.

     During 2000, the Company received a Notice of Violation (NOV) from the EPA alleging that Dominion is operating its Mt. Storm Power Station in West Virginia in violation of the Clean Air Act. The NOV alleges that Dominion failed to obtain New Source Review permits prior to undertaking specified construction projects at the station. Violations of the Clean Air Act may result in the imposition of substantial civil penalties and injunctive relief. Also in 2000, the Attorney General of New York filed a suit against Dominion alleging similar violations of the Clean Air Act at the Mt. Storm Power Station. Dominion has also received notices from the Attorneys General of Connecticut and New Jersey of their intentions to file suit against Dominion for similar violations. Currently, Dominion has reached an agreement in principle with the federal government and the state of New York about the resolution of various Clean Air Act matters. The agreement in principle includes payment of a $5 million civil penalty, a commitment of $14 million for major environmental projects in Virginia, West Virginia, Connecticut, New Jersey and New York, and a 12-year, $1.2 billion capital investment program for environmental improvements at Dominion's coal-fired generating stations in Virginia and West Virginia. Dominion has already committed to a substantial portion of the $1.2 billion expeditures for SO2 and NOX emissions controls in response to other Clean Air Act requirements. Although Dominion and EPA have reached an agreement in principle, the terms of a final binding settlement are still being negotiated. As of December 31, 2000, Dominion has recorded, on a discounted basis, $17 million for the civil penalty and environmental projects.

     In 1990, Dominion Transmission entered into a Consent Order and Agreement with the Commonwealth of Pennsylvania Department of Environmental Protection
(DEP) in which Dominion Transmission has agreed with the DEP's determination of certain violations of the Pennsylvania Solid Waste Management Act, the Pennsylvania Clean Streams Law and the rules and regulations promulgated thereunder. No civil penalties have been assessed. Pursuant to the Order and Agreement, Dominion Transmission continues to perform sampling, testing and analysis, and conducts remediation at some of its affected Pennsylvania facilities. Total remediation costs in connection with these sites and the Order and Agreement are not expected to be material with respect to the Company's financial position, results of operations or cash flows.

     The Company has recognized an estimated liability amounting to $6 million at December 31, 2000, for future costs expected to be incurred to remediate or mitigate hazardous substances at these sites and at facilities covered by the Order and Agreement.

Nuclear Insurance

The Price-Anderson Act limits the public liability of an owner of a nuclear power plant to $9.5 billion for a single nuclear incident. The Price-Anderson Act Amendment of 1988 allows for an inflationary provision adjustment every five years. Dominion has purchased $200 million of coverage from the commercial insurance pools, with the remainder provided through a mandatory industry risk sharing program. In the event of a nuclear incident at any licensed nuclear reactor in the United States, Dominion could be assessed up to $88 million for each of its four licensed reactors not to exceed $10 million per year per reactor. There is no limit to the number of incidents for which this retrospective premium can be assessed.

     Dominion's current level of property insurance coverage ($2.55 billion for North Anna and $2.55 billion for Surry) exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per reactor site and includes coverage for premature decommissioning and functional total loss. The NRC requires that the proceeds from this insurance be used first to return the reactor to and maintain it in a safe and stable condition, then to decontaminate the reactor and station site in accordance with a plan approved by the NRC. Dominion's nuclear property insurance is provided by Nuclear Electric Insurance Limited (NEIL), a mutual insurance company, and is subject to retrospective premium assessments in any policy year in which losses exceed the funds available to the insurance company. The maximum assessment for the current policy period is $21 million. Based on the severity of the incident, the board of directors of Dominion's nuclear insurer has the discretion to lower or eliminate the maximum retrospective premium assessment. For any losses that exceed the limits or for which insurance proceeds are not available because they must first be used for stabilization and decontamination, Dominion has the financial responsibility for these losses.

     Dominion purchases insurance from NEIL to cover the cost of replacement power during the prolonged outage of a nuclear unit due to direct physical damage of the unit. Under this program, Dominion is subject to a retrospective premium assessment for any policy year in which losses exceed funds available to NEIL. The current policy period's maximum assessment is $7 million.

     As part owner of the North Anna Power Station, Old Dominion Electric Cooperative is responsible for its share of the nuclear decommissioning obligation and insurance premiums applicable to that station, including any retrospective premium assessments and any losses not covered by insurance.

Guarantees

Dominion has issued guarantees to various third parties in relation to the payment obligations by certain of its subsidiaries and officers. At December 31, 2000, Dominion had issued $1.8 billion of guarantees, and the subsidiaries' debt subject to such guarantees totaled $1.2 billion.

DEI

Subsidiaries of DEI have general partnership interests in certain of its energy ventures. These subsidiaries may be required to fund future operations of these investments, if operating cash flow is insufficient.

DCI

At December 31, 2000, DCI had commitments to fund loans of approximately $230 million.

     Note 23 | Fair Value of Financial Instruments

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

(millions) At December 31,               Carrying Amount   Estimated Fair Value
-------------------------------------------------------------------------------
                                        2000       1999       2000       1999
-------------------------------------------------------------------------------
Assets:
Cash and cash equivalents/(1)/         $   360    $    280   $   360    $   280
Investment securities, trading/(2)/        275           2       275          2
Mortgage loans held for sale/(3)/          104         119       104        119
Commodity-based swaps,
  trading/(4)/                             281          25       281         25
Commodity-based options,
  trading/(4)/                              29           6        29          6
Available-for-sale securities/(2)/         292         512       292        512
Loans and notes receivable
  and finance receivables
  held for sale/(5)/                       676       2,131       676      2,131
Nuclear decommissioning
  trust funds/(2)/                         851         818       851        818
-------------------------------------------------------------------------------
Liabilities:
Short-term debt/(6)/                     3,237         870     3,237        870
Commodity-based swaps,
  trading/(4)/                             325          24       325         24
Commodity-based options,
  trading/(4)/                              56           6        56          6
Long-term debt/(6)/                     10,491       7,317    10,555      7,185
Preferred securities of
  subsidiary trusts/(7)/                   385         385       383        359
Preferred stock/(8)/                                   180                  181
Loan commitments/(9)/                                            230        937
-------------------------------------------------------------------------------
Unrecognized financial
  instruments:
Interest rate-swaps/(10)/                                         17        (15)
Total return equity swap/(11)/                                              (19)
Swaps, collars and options,
  hedging/(4)/                                                  (277)         5
===============================================================================

Notes:

(1) The carrying amount of these items is a reasonable estimate of their fair value.

(2) The estimated fair value is based on quoted market prices, dealer quotes, and prices obtained from independent pricing sources.

(3)  The fair value is based on outstanding commitments from investors.

(4) Fair value reflects the Company's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments.

(5) The carrying value approximates fair value due to the variable rate or term structure.

(6) Market values are used to determine the fair value for debt securities for which a market exists. For debt issues that are not quoted on an exchange, interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value. The carrying amount of debt issues with short-term maturities and variable rates refinanced at current market rates is a reasonable estimate of their fair value.

(7)  The fair value is based on market quotations.

(8)  Preferred stock matured in 2000. See Note 18.

(9) The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties.

(10) The fair value is based upon the present value of all estimated net future cash flows, taking into account current interest rates and the creditworthiness of the swap counterparties.

(11) The fair value of the total return equity swap is estimated by obtaining quotes from brokers.

     Note 24 | Derivative Transactions

Dominion uses derivative financial instruments for the purposes of managing commodity price and interest rate risks.

Commodity-Based Instruments -- Non-Trading

Dominion manages the price risk associated with purchases and sales of natural gas and oil by selecting derivative commodity instruments whose historical price fluctuations correlate strongly with those of the transactions being hedged. These commodity-based financial derivatives include swaps, options, and collars which require settlement in cash. As these instruments qualify and have been designated as hedges, any gains or losses resulting from market price changes are expected to be generally offset by the related physical transaction.

     At December 31, 2000, Dominion held swaps with notional quantities of approximately 267 Bcf of natural gas maturing through 2001-2005 with an aggregate unrealized gain of $158 million. Net notional quantities do not represent the quantities exchanged by the parties and are not a measure of Dominion's exposure through the use of swaps but are used in the determination of cash settlements under the swap agreements.

     At December 31, 2000, Dominion held options and collars covering approximately 202 Bcf of natural gas and 11 million barrels of crude oil maturing through 2001 with an aggregate unrealized loss of $435 million.

     At December 31, 1999, Dominion held swaps, options and collars covering approximately 42 Bcf of natural gas maturing through 2002 with an aggregate unrealized gain of $5 million.

Commodity-based Instruments -- Trading

As part of Dominion's strategy to market energy from its generation capacity and to manage related risks, the Company manages a portfolio of commodity contracts held for trading purposes. These contracts are reported at fair value on the Consolidated Balance Sheet. Commodity contract assets (including long-term) totaled $1.1 billion and $367 million at December 31, 2000 and 1999, respectively. Commodity contract liabilities (including long-term) totaled $1.1 billion and $354 million at December 31, 2000 and 1999, respectively. As disclosed in Note 23, included in these amounts was a net commodity-based derivative liability consisting of swaps and options totaling $71 million and a net commodity-based derivative asset of $1 million at December 31, 2000 and 1999, respectively. Net gains and losses associated with Dominion's commodity trading activities are reported net of related cost of sales in Operating revenue and income -- other and totaled $95 million and $65 million for 2000 and 1999, respectively.

Interest Rate Contracts

Dominion enters into interest rate sensitive financial derivative instruments, including swaps and futures, in order to manage exposure to the effects of interest rate changes on outstanding debt and mortgage loans that the Company has funded or has committed to fund, as well as residual interests retained. Net notional quantities or amounts do not represent the quantities or amounts exchanged by the parties, and are not a measure of Dominion's exposure through the use of swaps and futures but are used in the determination of cash settlements under the agreements.

     At December 31, 2000, Dominion held swaps used to synthetically convert approximately $450 million of variable-rate debt to fixed rates, and approximately $1.0 billion of fixed-rate debt to variable-rate debt.

     Also, at December 31, 2000, Dominion recorded its interest rate swaps and futures held for trading purposes at fair value, a net liability of $13 million. These contracts had notional quantities of $5.0 billion and resulted in net trading losses of $14 million for 2000.

    At December 31, 1999, all interest rate swaps and futures were held for purposes other than trading with notional quantities of $3.7 billion. The net deferred hedging losses were not material.

Risk Management Policies

Dominion has operating procedures in place that are administered by experienced management to help ensure that proper internal controls regarding the use of derivatives are maintained. In addition, Dominion has established an independent function to monitor compliance with the price risk management policies of all subsidiaries. In addition, Dominion maintains credit policies with respect to its counterparties that management believes minimize overall credit risk. Such policies include the evaluation of a prospective counterparty's financial condition, collateral requirements where deemed necessary, and the use of standardized agreements which facilitate the netting of cash flows associated with a single counterparty. Dominion also monitors the financial condition of existing counterparties on an ongoing basis. Considering the system of internal controls in place and credit reserve levels at December 31, 2000, management believes it unlikely that a material adverse effect on its financial position, results of operations or cash flows would occur as a result of counterparty nonperformance.

     In addition to the financial derivatives disclosed above, Dominion held futures and forwards that may be settled through the purchase or delivery of commodities. As of December 31, 2000, these instruments were not considered financial derivatives. However, effective January 1, 2001, Dominion adopted SFAS No. 133 which changed the scope and method of accounting for derivatives. See
Note 4 for a discussion of impact of adoption of this standard.

Other Derivatives

In 1998, Dominion entered into total return swap agreements with swap counterparties. The notional amount of the swaps is based on the purchase price of the securities to be acquired by the swap counterparties. As a result of the winding down of the financial services business, the total return swap agreement was terminated in 2000. At December 31, 1999, the notional amount was $249 million. The gains or losses from the sale, settlement or mark to market of the total return swaps are recorded in Other revenue. Earnings due to swap transactions were $2 million and $18 million in 2000 and

1999, respectively. Total return swap transactions require additional funding of or return of cash collateral resulting from decreases or increases in the fair market value of the swap position. Total return swap cash collateral is included in cash and cash equivalents. Such cash collateral was $59 million at December 31, 1999.

     During the fourth quarter of 1999, Dominion entered into a total return equity swap facility agreement (Agreement). The Agreement gave Dominion the right to direct the counterparty to purchase shares of Dominion common stock during the term of the Agreement. In addition, Dominion paid the counterparty a carrying cost equal to a LIBOR-based rate on the counterparty's cost of acquiring the shares from the date of such acquisitions until the date of settlement. Due to Dominion's ability to issue shares to settle periodic price fluctuations and fees under the Agreement, Dominion recorded all amounts received and paid as equity. As of December 31, 1999, the counterparty had acquired 3.2 million shares of Dominion common stock under this Agreement at an aggregate cost that was approximately $19 million more than the fair market value of the shares at December 31, 1999. On February 3, 2000, Dominion settled all transactions under the Agreement and received the 3.2 million shares at a cost of $145 million.

     Note 25 | Gas and Oil Producing Activities
              (unaudited)

Capitalized Costs

The aggregate amounts of costs capitalized for gas and oil producing activities, and related aggregate amounts of accumulated depreciation and amortization, follow:

(millions)                                                        At December 31,
------------------------------------------------------------------------------------------
                                                       2000                           1999
------------------------------------------------------------------------------------------
Capitalized costs of:
      Proved properties                              $5,210                         $1,116
      Unproved properties                               550                             69
------------------------------------------------------------------------------------------
                                                      5,760                          1,185
------------------------------------------------------------------------------------------
Accumulated depreciation of:
      Proved properties                               2,959                            245
      Unproved properties                               233                              6
------------------------------------------------------------------------------------------
                                                      3,192                            251
------------------------------------------------------------------------------------------
      Net capitalized costs                          $2,568                         $  934
==========================================================================================

Total Costs Incurred

The following costs were incurred in gas and oil producing activities during the years 1998 through 2000:

(millions)
------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                        2000                                1999                             1998
------------------------------------------------------------------------------------------------------------------------------------
                               Total  United States   Canada      Total   United States    Canada     Total  United States   Canada
------------------------------------------------------------------------------------------------------------------------------------
Property acquisition costs:
      Proved properties       $1,475         $1,459   $   16     $  280          $  121    $  159    $  165                  $  165
      Unproved properties        125            125                  33               3        30
------------------------------------------------------------------------------------------------------------------------------------
                               1,600          1,584       16        313             124       189       165                     165
      Exploration costs          159            115       44          4               2         2        20         $   16        4
      Development costs          261            236       25         85              34        51        28             25        3
------------------------------------------------------------------------------------------------------------------------------------
Total                         $2,020         $1,935   $   85     $  402          $  160    $  242    $  213         $   41   $  172
------------------------------------------------------------------------------------------------------------------------------------

Results of Operations

The Company cautions that the following standardized disclosures required by the FASB do not represent the results of operations based on its historical financial statements. In addition to requiring different determinations of revenue and costs, the disclosures exclude the impact of interest expense and corporate overheads.

(millions) Year ended December 31,             2000                                1999                               1998
------------------------------------------------------------------------------------------------------------------------------------
                               Total  United States   Canada      Total   United States    Canada     Total  United States   Canada
------------------------------------------------------------------------------------------------------------------------------------
Revenues (net of royalties)
 from:
      Sales to nonaffiliated
       companies              $  861          $ 691    $ 170      $ 229           $ 142     $  87     $  141          $ 119    $  22
      Transfers to other
       operations                 93             93
------------------------------------------------------------------------------------------------------------------------------------
Total                            954            784      170        229             142        87        141            119       22
------------------------------------------------------------------------------------------------------------------------------------
Less:
      Production (lifting)
       costs                     158            133       25         77              47        30         43             37        6
      Depreciation and
       amortization              345            294       51         84              47        37         59             45       14
      Income tax expense         134             93       41        (10)            (19)        9        (10)           (11)       1
------------------------------------------------------------------------------------------------------------------------------------
Results of operations         $  317          $ 264    $  53      $  78           $  67    $   11      $  49          $  48    $   1
====================================================================================================================================

Company-Owned Reserves

Estimated net quantities of proved gas and oil (including condensate) reserves in the United States and Canada at December 31,

1998 through 2000, and changes in the reserves during those years, are shown in the two schedules which follow.

                                                                 2000                   1999                           1998
-----------------------------------------------------------------------------------------------------------------------------------
(billion cubic feet)                    Total   United States  Canada   Total  United States   Canada   Total United States  Canada
-----------------------------------------------------------------------------------------------------------------------------------
Proved developed and undeveloped
  reserves--Gas
At January 1                             1,114            600     514     591            473      118     447           447
Changes in reserves:
  Extensions, discoveries and
  other additions                          274            232      42     156             94       62      66            57       9
  Revisions of previous estimates          (89)           (59)    (30)    (18)            25      (43)     17            17
  Production                              (269)          (222)    (47)    (97)           (60)     (37)    (63)          (50)    (13)
  Purchases of gas in place              1,322          1,322             512             98      414     129             6     123
  Sales of gas in place                    (15)           (15)            (30)           (30)              (5)           (4)     (1)
-----------------------------------------------------------------------------------------------------------------------------------
At December 31                           2,337          1,858     479   1,114            600      514     591           473     118
===================================================================================================================================

Proved developed reserves -- Gas
At January 1                             1,005            600     405     591            473      118     447           447
At December 31                           1,954          1,593     361   1,005            600      405     591           473     118
===================================================================================================================================

                                                         2000                           1999                           1998
-----------------------------------------------------------------------------------------------------------------------------------
(thousands of barrels)                  Total   United States  Canada   Total  United States   Canada   Total United States  Canada
-----------------------------------------------------------------------------------------------------------------------------------
Proved developed and undeveloped
  reserves -- Oil
At January 1
  Changes in reserves:                  20,808            659  20,149   4,204          2,661    1,543   2,349         2,349
   Extensions, discoveries and
    other additions                     14,213         12,813   1,400   2,051            118    1,933     966           925      41
   Revisions of previous estimates      (5,082)        (2,443) (2,639)  8,339           (552)   8,891     140           140
   Production                           (7,694)        (6,436) (1,258) (2,057)          (595)  (1,462) (1,025)         (751)   (274)
   Purchases of oil in place            54,977         48,359   6,618   9,244                   9,244   1,897                 1,897
   Sales of oil in place                (1,880)        (1,880)           (973)          (973)            (123)           (2)   (121)
-----------------------------------------------------------------------------------------------------------------------------------
At December 31                          75,342         51,072  24,270  20,808            659   20,149   4,204         2,661   1,543
===================================================================================================================================

Proved developed reserves -- Oil
At January 1                             6,102           659    5,443   4,204          2,661    1,543   2,349         2,349
At December 31                          36,236        21,709   14,527   6,102            659    5,443   4,204         2,661   1,543
===================================================================================================================================

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The following tabulation has been prepared in accordance with the FASB's rules for disclosure of a standardized measure of discounted future net cash flows relating to Company-owned proved gas and oil reserve quantities.

(millions) Year ended December 31,                       2000                           1999                           1998
-----------------------------------------------------------------------------------------------------------------------------------
                                        Total   United States  Canada   Total  United States   Canada   Total United States  Canada
-----------------------------------------------------------------------------------------------------------------------------------
Future cash inflows                    $22,762       $18,277  $ 4,485 $ 2,401         $1,282  $ 1,119 $ 1,311        $1,102  $  209
Less:
  Future development and production
   costs                                 2,558         1,945      613   1,097            497      600     485           381     104
  Future income tax expense              7,145         5,591    1,554     209            125       84     120           137     (17)
-----------------------------------------------------------------------------------------------------------------------------------
Future cash flows                       13,059        10,741    2,318   1,095            660      435     706           584     122
Less annual discount (10% a year)        5,721         4,620    1,101     546            310      236     324           280      44
-----------------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows                $ 7,338       $ 6,121  $ 1,217 $   549         $  350  $   199 $   382        $  304  $   78
===================================================================================================================================

In the foregoing determination of future cash inflows, sales prices for gas were based on contractual arrangements or market prices at each year-end. Prices for oil were based on average prices received from sales in the month of December each year. Future cash inflows also reflect the effects of hedging activities. Future costs of developing and producing the proved gas and oil reserves reported at the end of each year shown were based on costs determined at each such year end, assuming the continuation of existing economic conditions. Future income taxes were computed by applying the appropriate year-end or future statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions, or permanent differences and tax credits.

     It is not intended that the FASB's standardized measure of discounted future net cash flows represent the fair market value of the Company's proved reserves. The Company cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary . In addition, present costs and prices are used in the determinations and no value may be assigned to probable or possible reserves.

     The following tabulation is a summary of changes between the total standardized measure of discounted future net cash flows at the beginning and end of each year.

(millions) Year ended December 31,                      2000           1999              1998
-----------------------------------------------------------------------------------------------
Standardized measure of discounted
  future net cash flows at January 1                 $     549      $      382         $    329
Changes in the year resulting from:
  Sales and transfers of gas and oil produced
    during the year, less production costs                (796)           (152)             (98)
  Prices and production and development
    costs related to future production                   8,706            (110)            (114)
  Extensions, discoveries and other additions,
    less production and development costs                1,602             103               61
  Previously estimated development costs
    incurred during the year                                82              57               71
  Revisions of previous quantity estimates                (778)             34                8
  Accretion of discount                                    259              44               40
  Income taxes                                          (3,309)            (44)               8
  Acquisition of CNG                                     1,322
  Other purchases and sales of proved reserves
    in place                                               994             245               83
  Other (principally timing of production)              (1,293)            (10)              (6)
-----------------------------------------------------------------------------------------------
Standardized measure of discounted
    future net cash flows at December 31             $   7,338      $      549         $    382
===============================================================================================

     Note 26 | Quarterly Financial and Common Stock Data (unaudited)

The following amounts reflect all adjustments, consisting of only normal recurring accruals (except as disclosed below), necessary in the opinion of Dominion's management for a fair statement of the results for the interim periods.

(millions, except per share amounts)      2000                       1999
--------------------------------------------------------------------------
Operating revenue and income
First Quarter                           $ 2,072                    $ 1,293
Second Quarter                            2,056                      1,315
Third Quarter                             2,351                      1,663
Fourth Quarter                            2,781                      1,249
--------------------------------------------------------------------------
Year                                    $ 9,260                    $ 5,520
==========================================================================
Income from operations
First Quarter                           $   415                    $   322
Second Quarter                               71                        300
Third Quarter                               658                        492
Fourth Quarter                              385                        214
--------------------------------------------------------------------------
Year                                    $ 1,529                    $ 1,328
==========================================================================
Income (loss) before extraordinary
item and cumulative effect of a change
in accounting principle
First Quarter                           $   143                    $   138
Second Quarter                             (103)                       120
Third Quarter                               255                        235
Fourth Quarter                              120                         59
--------------------------------------------------------------------------
Year                                    $   415                    $   552
==========================================================================
Net income (loss)
First Quarter                           $   143                    $  (117)
Second Quarter                             (103)                       120
Third Quarter                               255                        235
Fourth Quarter                              141                         59
--------------------------------------------------------------------------
Year                                    $   436                    $   297
==========================================================================
Earnings (loss) per share before extraordinary item and cumulative effect of a change in accounting principle
                                   Basic                     Diluted
--------------------------------------------------------------------------
                             2000          1999       2000          1999
--------------------------------------------------------------------------
First Quarter              $  0.64       $  0.71     $  0.64       $  0.71
Second Quarter               (0.44)         0.63       (0.44)         0.63
Third Quarter                 1.07          1.23        1.07          1.23
Fourth Quarter                0.49          0.31        0.49          0.24
--------------------------------------------------------------------------
Year                       $  1.76       $  2.88     $  1.76       $  2.81
==========================================================================
Earnings (loss) per share
                                    Basic                    Diluted
--------------------------------------------------------------------------
                             2000          1999        2000          1999
--------------------------------------------------------------------------
First Quarter              $  0.64       $ (0.61)    $  0.64       $ (0.61)
Second Quarter               (0.44)         0.63       (0.44)         0.63
Third Quarter                 1.07          1.23        1.07          1.23
Fourth Quarter                0.58          0.30        0.58          0.23
--------------------------------------------------------------------------
Year                       $  1.85       $  1.55     $  1.85       $  1.48
==========================================================================

-----------------------------------------------------------------------
                                           2000                    1999
-----------------------------------------------------------------------
Dividends per share
First Quarter                         $   0.645               $   0.645
Second Quarter                            0.645                   0.645
Third Quarter                             0.645                   0.645
Fourth Quarter                            0.645                   0.645
-----------------------------------------------------------------------
Year                                  $    2.58               $    2.58
=======================================================================
Stock price range
First Quarter               43 1/8   - 34 13/16      47 1/16  - 36 7/8
Second Quarter              47 1/2   - 38 1/16       44 13/16 - 36 9/16
Third Quarter               59 13/16 - 42 13/16      47 3/16  - 43
Fourth Quarter              67 15/16 - 50 3/4        49 3/8   - 39 1/4
-----------------------------------------------------------------------
Year                        67 15/16 - 34 13/16      49 3/8   - 36 9/16
=======================================================================

Certain amounts recorded in 2000 and 1999 were not ordinary, recurring adjustments.

     For the year ended December 31, 2000, Dominion recognized $460 million of restructuring and other acquisition-related costs. See Note 6.

     During the second quarter of 2000, management adopted a strategy to exit certain businesses of DCI and to de-emphasize the remaining components of the businesses that are expected to be retained or possibly held only as long as necessary to wind up affairs. Under this strategy, DCI reevaluated certain assets and businesses and impairment losses were recognized. During 2000, Dominion has recognized impairment losses of $291 million, of which $172 million was determined to be attributable to Dominion's exit strategy rather than other factors and are included in Restructuring and other acquisition-related costs.

     During the quarter ended September 30, 2000, Dominion adopted a company-wide method of calculating the market related value of plan assets used to determine the expected return on pension plan assets, a component of net periodic pension cost. Dominion recorded $21 million, net of income taxes of $11 million, as a cumulative effect of the change on prior years' income. The effect of the change for the year 2000 was to increase income before extraordinary item and cumulative effect of a change in accounting principle by $11 million, or $0.05 per share, and net income by $32 million, or $0.14 per share.

Extraordinary Item
In the first quarter of 1999, Dominion recorded an after-tax charge of $255 million, or $1.33 per share, to reflect the write-off of assets and liabilities that will not be recovered through base rates capped by Virginia legislation enacted into law on March 25, 1999. This legislation establishes a detailed plan to restructure the electric utility industry in Virginia. The after-tax charge was recorded as an extraordinary item on Dominion's Consolidated Statements of Income.

Note 27 Business Segments

Business segment financial information follows for each of the three years in the period ended December 31, 2000. Corporate includes intersegment eliminations.

                                       Dominion      Dominion    Dominion     Dominion     Dominion    Corporate           Total
(millions, except total assets)        Delivery      Capital      Energy            UK          E&P    Operations   Consolidated
--------------------------------------------------------------------------------------------------------------------------------
2000
Revenue                                 $2,824        $  433     $  4,764                   $ 1,369     $  (130)     $    9,260
Interest income                                                                                               8               8
Interest expense                           198           192          207                        83         278             958
Operating income                           707           215          934                       438        (765)          1,529
Depreciation and amortization              318            34          340                       352         132           1,176
Unusual items                                                                                               351             351
Equity income                                              6           23                        12           6              47
Income tax expense (benefit)               187            12          262                        97        (375)            183
Net income                                 339            11          478                       270        (662)            436
Equity investments                                       111          223                        71          68             473
Capital expenditures                       457             5          330                       751          22           1,565
Total assets (billions)                    7.9           2.0         10.6                       3.6         5.2            29.3

1999
Revenue                                  1,166           473        3,593                       256          32           5,520
Interest income                                                        12                         4           7              23
Interest expense                           141           152          173                        39           2             507
Operating income                           431           265          623                        44         (35)          1,328
Depreciation and amortization              246            32          313                        84          32             707
Extraordinary item                                                                                         (255)           (255)
Equity income                                              4           14                         5          10              33
Income tax expense (benefit)               109            35          161                       (29)        (17)            259
Net income                                 175            78          271                        44        (271)            297
Equity investments                                       166          186                        23          31             406
Capital expenditures                       317             9          461                        86          21             894
Total assets (billions)                    4.6           3.6          7.5                       1.2         0.9            17.8

1998
Revenue                                  1,111           409        3,510      $1,009           164        (122)          6,081
Interest income                                                        12                         2          15              29
Interest expense                           145           121          179         102            19          17             583
Operating income                           424           210          615         142            29        (316)          1,104
Depreciation and amortization              237            25          337          75            59                         733
Unusual items                                                                     332                                       332
Equity income                                             21           14                         4           2              41
Income tax expense (benefit)               104            31          157         133           (20)        (93)            312
Net income                                 168            59          262         227            34        (202)            548
Equity investments                                       203          122                        18          39             382
Capital expenditures                       282             6          260          92            50          65             755
Total assets (billions)                    4.6           3.1          7.5                       0.8         1.5            17.5
================================================================================================================================


Geographic Areas
Revenue                                                                            International
                                                             ---------------------------------------------------
(millions)                                                    United         Latin                         Total
Year                                           Domestic      Kingdom       America       Canada    International    Consolidated
--------------------------------------------------------------------------------------------------------------------------------
2000                                            $ 9,068                     $   13        $ 179         $    192        $  9,260
1999                                              5,392                        106           22              128           5,520
1998                                              4,913      $ 1,009           133           26            1,168           6,081

Long-Lived Assets                                                                 International
                                                             ---------------------------------------------------
(billions)                                                    United         Latin                         Total
Year                                           Domestic      Kingdom       America       Canada    International    Consolidated
--------------------------------------------------------------------------------------------------------------------------------
2000                                            $  21.5                                   $ 0.5         $    0.5        $   22.0
1999                                               10.7      $   0.1        $  0.4          0.5              1.0            11.7
================================================================================================================================

Notes to Consolidated Financial Statements (concluded)


Under SFAS No. 131, Disclosures About Segments of an Enterprise and Related Informations, Dominion has defined segments based on product, geographic location and regulatory environment.

     On March 3, 2000, Dominion announced a new business structure that integrates CNG's businesses, streamlines operations, and positions Dominion for long-term growth in the competitive marketplace. Under the structure, Dominion operates three principal business units:

 .    Dominion Energy manages Dominion's 19,000-megawatt generation portfolio, consisting of generating units and power purchase agreements. It also manages the Company's generation growth strategy; energy trading, marketing, hedging and arbitrage activities; and gas pipeline and storage operations.
 .    Dominion Delivery manages Dominion's electric and gas distribution systems, as well as customer service and electric transmission. The Company's telecommunications business is also included in the Dominion Delivery segment.
 .    Dominion Exploration & Production manages Dominion's onshore and offshore oil and gas exploration, development and production operations. Operations are located on the outer continental shelf and deep water areas of the Gulf of Mexico and in selected regions in the lower 48 states and Canada.

     In addition, Dominion also reviews the following as business segments:
 .    the financial services businesses of DCI; and
 .    Corporate Operations.

     The Corporate Operations category includes:
 .    corporate costs of Dominion's and CNG's holding companies;
 .    Corby Power (UK) operations, prior to its sale on September 29, 2000;
 .    intercompany eliminations;
 .    restructuring and acquisition related costs (see Note 6);
 .    cumulative effect of a change in the method of accounting for pensions (see
     Note 3);
 .    impairment and re-valuation of DCI's assets (see Note 6);
 .    the write-off of generation-related assets and liabilities at Dominion in
     1999 (see Note 7); and
 .    the impairment of regulatory assets and one-time base rate refund resulting from the settlement of Virginia Power's 1998 Virginia jurisdictional rate proceedings (see Note 7).

     While Dominion manages its daily operations as described above, assets remain wholly owned by its legal subsidiaries.

Selected Consolidated Financial Data

(millions, except per share amounts)                      2000        1999       1998       1997       1996
-----------------------------------------------------------------------------------------------------------
Operating revenue and income                          $  9,260    $  5,520   $  6,081   $  7,263   $  4,815
Income before extraordinary item and cumulative
   effect of a change in accounting principle         $    415    $    552   $    548   $    412   $    482
Extraordinary item (net of income taxes of $197)                  $   (255)
Cumulative effect of change in accounting principle
   (net of income taxes of $11)                       $     21
Net income                                            $    436    $    297   $    548   $    412   $    482
Total assets                                          $ 29,348    $ 17,782   $ 17,549   $ 20,184   $ 14,911
Long-term debt, preferred stock subject to
   mandatory redemption and preferred
   securities of a subsidiary trust/(1)/              $ 10,486    $  7,321   $  6,817   $  7,761   $  5,362
Common stock data:
Earnings per share--basic                             $   1.85    $   1.55   $   2.81   $   2.22   $   2.70
Dividends paid per share                              $   2.58    $   2.58   $   2.58   $   2.58   $   2.58
===========================================================================================================

Note:
/(1)/ In 1999, preferred stock subject to mandatory redemption is included in Securities due within one year and is excluded from this amount.

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

     This system includes written policies, an organizational structure designed to ensure appropriate segregation of responsibilities, careful selection and training of qualified personnel, and internal audits. Management believes that during 2000 the system of internal control was adequate to accomplish the intended objectives.

     The Consolidated Financial Statements have been audited by Deloitte & Touche LLP, independent auditors, who were designated by the Board. Their audits were conducted in accordance with auditing standards generally accepted in the United States of America and include a review of Dominion's and its subsidiaries' accounting systems, procedures and internal controls, and the performance of tests and other auditing procedures sufficient to provide reasonable assurance that the Consolidated Financial Statements are not materially misleading and do not contain material errors.

     The Audit Committee of the Board of Directors of Dominion Resources, Inc., composed entirely of directors who are not officers or employees of Dominion Resources, Inc. or its subsidiaries, meets periodically with the independent auditors, the internal auditors and management to discuss auditing, internal accounting control and financial reporting matters of the Company and to ensure that each is properly discharging its responsibilities. Both independent auditors and the internal auditors periodically meet alone with the Audit Committee and have free access to the Committee at any time.

     Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal corporate conduct. This responsibility is characterized and reflected in Dominion's Code of Ethics, which addresses potential conflicts of interest, compliance with all domestic and foreign laws, the confidentiality of proprietary information, and full disclosure of public information.

Dominion Resources, Inc.

/s/ Thos. E. Capps            /s/ Steven A. Rogers
Chairman, President           and Vice President, Controller and
Chief Executive Officer       Principal Accounting Officer

Independent Auditors' Report


To the Shareholders and Board of Directors of Dominion Resources, Inc.
Richmond, Virginia

We have audited the accompanying consolidated balance sheets of Dominion Resources, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dominion Resources, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting used to develop the market-related value of pension plan assets in 2000. Also, as discussed in Note 3 to the consolidated financial statements, in 2000 the Company changed its method of accounting for its oil and gas exploration and production activities to the full cost method of accounting and, retroactively, restated the 1999 and 1998 consolidated financial statements for the change to the full cost method.

Deloitte & Touche LLP
Richmond, Virginia
January 25, 2001

Directors and Officers

Dominion Resources, Inc.


Directors

Thos. E. Capps, 65
Chairman, President and Chief Executive Officer

William S. Barrack, Jr., 71
Former Senior Vice President, Texaco, Inc.
New Canaan, Connecticut

George A. Davidson, Jr., 62
Former Chairman, Dominion Resources, Inc.
Pittsburgh, Pennsylvannia

Raymond E. Galvin, 69
Former President, Chevron USA Production Company
Houston, Texas

John W. Harris, 53
President, Lincoln Harris, LLC, Charlotte, North Carolina

Benjamin J. Lambert, III, 64
Optometrist, Richmond, Virginia

Richard L. Leatherwood, 61
Former President and Chief Executive Officer,
CSX Equipment, Baltimore, Maryland

Paul E. Lego, 70
Former Chairman and Chief Executive Officer,
Westinghouse Electric Corporation
Pittsburgh, Pennsylvania

Margaret A. McKenna, 55
President, Lesley University, Cambridge, Massachusetts

Steven A. Minter, 62
President and Executive Director,
The Cleveland Foundation, Cleveland, Ohio

Kenneth A. Randall, 73
Corporate director of various companies,
Williamsburg, Virginia

Frank S. Royal, M.D., 61
Physician, Richmond, Virginia

S. Dallas Simmons, 61
Chairman, President and Chief Executive Officer,
Dallas Simmons & Associates, Inc., Richmond, Virginia

Robert H. Spilman, 73
President, Spilman Properties, Bassett, Virginia

David A. Wollard, 63
Chairman of the Board, Exempla Healthcare, Denver, Colorado



Officers

Thomas F. Farrell, II, 46
Executive Vice President
(Chief Executive Officer of Dominion Energy)

H. Patrick Riley, 63
Executive Vice President
(Chief Executive Officer and President of Dominion Exploration & Production)

Edgar M. Roach, Jr., 52
Executive Vice President
(Chief Executive Officer of Dominion Delivery)

Thomas N. Chewning, 55
Executive Vice President and Chief Financial Officer

James P. O'Hanlon, 57
Executive Vice President
(President and Chief Operating Officer of Dominion Energy)

Robert E. Rigsby, 51
Executive Vice President
(President and Chief Operating Officer of Dominion Delivery)

James L. Trueheart, 49
Group Vice President and Chief Administrative Officer

Eva Tieg Hardy, 56
Senior Vice President -- External Affairs & Corporate Communications

G. Scott Hetzer, 44
Senior Vice President and Treasurer

James L. Sanderlin, 59
Senior Vice President -- Law

William C. Hall, Jr., 47
Vice President -- External Affairs & Corporate Communications

Simon C. Hodges, 39
Vice President -- Financial Planning

Karen E. Hunter, 46
Vice President -- Tax

Steven A. Rogers, 39
Vice President, Controller and Principal Accounting Officer

James F. Stutts, 56
Vice President and General Counsel

Patricia A. Wilkerson, 45
Vice President and Corporate Secretary